    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 25, 1995

                                                       REGISTRATION NO. 33-59315
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                AMENDMENT NO. 4
                                       TO
                                    FORM S-4

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------
                                 U S WEST, INC.
             (Exact name of registrant as specified in its charter)

       DELAWARE                   4811               84-0926774
    (State or other        (Primary Standard      (I.R.S. Employer
    jurisdiction of            Industrial          Identification
   incorporation or       Classification Code           No.)
     organization)              Number)

                                 U S WEST, INC.
                             7800 EAST ORCHARD ROAD
                           ENGLEWOOD, COLORADO 80111
                                 (303) 793-6500
         (Address, including ZIP code, and telephone number, including area code, of registrant's principal executive offices)

                             STEPHEN E. BRILZ, ESQ.
                                 U S WEST, INC.
                             7800 EAST ORCHARD ROAD
                           ENGLEWOOD, COLORADO 80111
                                 (303) 793-6500
      (Name, address, including ZIP code, and telephone number, including area code, of agent for service)
                            ------------------------
                                   Copies to:

 DENNIS J. BLOCK, ESQ.      RAYMOND W. WAGNER, ESQ.
 WEIL, GOTSHAL & MANGES    SIMPSON THACHER & BARTLETT
    767 FIFTH AVENUE          425 LEXINGTON AVENUE
NEW YORK, NEW YORK 10153    NEW YORK, NEW YORK 10017
     (212) 310-8000              (212) 455-2000

                            ------------------------
        Approximate date of commencement of proposed sale to the public:
             As soon as practicable after approval by shareholders.
                            ------------------------
    If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. / /
                            ------------------------
    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                 U S WEST, INC.

    Cross Reference Sheet Pursuant to Rule  404(a) under the Securities Act  and
Item 501(b) of Regulation S-K, showing the location in the Proxy Statement and Prospectus of the information required by Part I of Form S-4.

S-4 ITEM NUMBER AND CAPTION                                                   LOCATION IN PROXY STATEMENT AND PROSPECTUS
------------------------------------------------------------------------  ---------------------------------------------------
       A.  Information About the Transaction
                  1.  Forepart of Registration Statement and Outside
                       Front Cover Page of Prospectus...................  Facing Page of Registration Statement; Outside
                                                                           Front Cover of Proxy Statement and Prospectus
                  2.  Inside Front and Outside Back Cover Pages of
                       Prospectus.......................................  Available Information; Incorporation of Certain
                                                                           Documents by Reference; Table of Contents
                  3.  Risk Factors, Ratio of Earnings to Fixed Charges
                       and Other Information............................  Proxy Statement Summary; Risk Factors; General;
                                                                           Incorporation of Certain Documents by Reference
                  4.  Terms of the Transaction..........................  Proposal 1 -- The Recapitalization Proposal
                  5.  Pro Forma Financial Information...................                           *
                  6.  Material Contacts with the Company Being
                       Acquired.........................................                           *
                  7.  Additional Information Required for Reoffering by
                       Persons and Parties Deemed to be Underwriters....                           *
                  8.  Interests of Named Experts and Counsel............  Experts; Legal Opinions
                  9.  Disclosure of Commission Position on
                       Indemnification for Securities Act Liabilities...                           *
       B.  Information About the Registrant
                 10.  Information with Respect to S-3 Registrants.......  Incorporation of Certain Documents by Reference;
                                                                           Annex V -- U S WEST, Inc.; Annex VI --
                                                                           Communications Group; Annex VII -- Media Group
                 11.  Incorporation of Certain Information by
                       Reference........................................  Incorporation of Certain Documents by Reference
                 12.  Information with Respect to S-2 or S-3
                       Registrants......................................                           *
                 13.  Incorporation of Certain Information by
                       Reference........................................                           *
                 14.  Information with Respect to Registrants Other Than
                       S-2 or S-3 Registrants...........................                           *
       C.  Information About the Company Being Acquired

S-4 ITEM NUMBER AND CAPTION                                                   LOCATION IN PROXY STATEMENT AND PROSPECTUS
------------------------------------------------------------------------  ---------------------------------------------------
                 15.  Information with Respect to S-3 Companies.........  Incorporation of Certain Documents by Reference
                 16.  Information with Respect to S-2 or S-3
                       Companies........................................                           *
                 17.  Information with Respect to Companies Other Than
                       S-2 or S-3 Companies.............................                           *
       D.  Voting and Management Information
                 18.  Information if Proxies, Consent of Authorizations
                       are to be Solicited..............................  Outside Front Cover Page of Proxy Statement and
                                                                           Prospectus; Proxy Statement Summary; General;
                                                                           Proposal 1 -- The Recapitalization Proposal;
                                                                           Solicitation Statement; Shareholder Proposals for
                                                                           1996 Annual Meeting
                 19.  Information if Proxies, Consents or Authorizations
                       are not be Solicited, or in an Exchange Offer....                           *

------------------------
*Omitted because not required or inapplicable.

                    PRELIMINARY COPY, DATED AUGUST 25, 1995

                                                                 [U S WEST LOGO]

                                                                          , 1995

To Our Shareholders:

    You are cordially invited to attend a Special Meeting of Shareholders of U S WEST, Inc., a Colorado corporation ("U S WEST"), to be held at 10:00 a.m., Mountain Time, on October 31, 1995 at the U S WEST Denver Service Center, 1005 17th Street, Denver, Colorado.

    At this Special Meeting, you will be asked to consider and approve a proposal (the "Recapitalization Proposal") being recommended by U S WEST's Board of Directors to create two classes of common stock that are intended to reflect separately the performance of U S WEST's communications and multimedia businesses and to change the state of incorporation of U S WEST from Colorado to Delaware. If the Recapitalization Proposal is approved, U S WEST will be reincorporated as a Delaware corporation and each outstanding share of U S WEST's existing common stock will be automatically converted into one share of U S WEST Communications Group Common Stock, which is intended to reflect the performance of U S WEST's communications businesses ("Communications Stock"), and one share of U S WEST Media Group Common Stock, which is intended to reflect the performance of U S WEST's multimedia businesses ("Media Stock"). The conversion of U S WEST's existing common stock into Communications Stock and Media Stock is intended to be tax free.

    The Recapitalization Proposal will not result in a distribution or spin-off of any assets or liabilities of U S WEST or its subsidiaries. After implementation of the Recapitalization Proposal, holders of Communications Stock and Media Stock will continue to be common stockholders of U S WEST and subject to the risks associated with an investment in U S WEST and all of its businesses, assets and liabilities. U S WEST cannot assure that the combined market values of the Communications Stock and the Media Stock after implementation of the Recapitalization Proposal will equal or exceed the market value of U S WEST's existing common stock. The implementation of the Recapitalization Proposal will also, to an extent, make the capital structure of U S WEST more complex and may give rise to occasions when the interests of the holders of Communications Stock and the holders of Media Stock may diverge or appear to diverge.

    If approved, the Recapitalization Proposal will permit separate market valuations of the Communications Stock and the Media Stock based upon the separate operating results of U S WEST's communications and multimedia businesses. It will enable investors to gain a better understanding of these businesses and to invest in either or both securities depending upon their investment objectives. The Recapitalization Proposal would also allow U S WEST to preserve the strategic, financial and operational benefits it currently enjoys as a single company.

    If the Recapitalization Proposal is approved by shareholders, the Board of Directors currently intends to pay dividends on the Communications Stock initially at a quarterly rate of $0.535 per share, which is the current quarterly dividend on U S WEST's existing common stock. With regard to the Media Stock, the Board currently intends to retain future earnings, if any, for the development of the Company's multimedia businesses and does not anticipate paying dividends on the Media Stock in the foreseeable future.

    At the Special Meeting, you will also be asked to consider and approve other related Proposals which would amend the U S WEST 1994 Stock Plan and the U S WEST Deferred Compensation Plan to reflect the new capital structure of U S WEST.

    The Board of Directors has carefully considered the terms of the Recapitalization Proposal and the related proposals, believes their adoption is in the best interests of U S WEST and its shareholders and unanimously recommends that the shareholders approve their adoption. In arriving at its recommendation, the Board of Directors gave careful consideration to a number of factors, including those described in the accompanying Proxy Statement and Prospectus. Shareholders of U S WEST have the right to dissent from the Recapitalization Proposal and have the fair value of their shares paid to them in cash by submitting a written notice prior to the Special Meeting and following the other procedures outlined in the accompanying Proxy Statement and Prospectus.

    Please give these proxy materials careful attention. IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED AND VOTED AT THE SPECIAL MEETING REGARDLESS OF THE SIZE OF YOUR HOLDINGS. Accordingly, whether or not you plan to attend the Special Meeting, please promptly mark, sign and date the enclosed proxy and return it in the enclosed postage-paid envelope to assure that your shares will be represented at the Special Meeting.

                                          Sincerely,

                                                          [SIG]

                                          Richard D. McCormick
                                          CHAIRMAN OF THE BOARD,
                                          PRESIDENT AND
                                          CHIEF EXECUTIVE OFFICER

                    PRELIMINARY COPY, DATED AUGUST 25, 1995


                                     [LOGO]
                             7800 East Orchard Road
                           Englewood, Colorado 80111

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                          TO BE HELD OCTOBER 31, 1995

    A Special Meeting of Shareholders of U S WEST, Inc., a Colorado corporation ("U S WEST"), will be held at the U S WEST Denver Service Center, 1005 17th Street, Denver, Colorado on October 31, 1995, at 10:00 a.m., Mountain Time, for the following purposes:

        1. To consider and vote upon a proposal to approve an Agreement and Plan of Merger, a copy of which is attached as Annex I to the accompanying Proxy Statement and Prospectus, pursuant to which (a) U S WEST would be merged with and into U S WEST, Inc., a Delaware corporation ("U S WEST Delaware"), with U S WEST Delaware continuing as the surviving corporation,
    (b) each outstanding share of Common Stock of U S WEST would be converted into one share of U S WEST Communications Group Common Stock of U S WEST Delaware and one share of U S WEST Media Group Common Stock of U S WEST Delaware, and (c) each outstanding share of Series B Preferred Stock of U S WEST would be converted into one share of Series C Preferred Stock of U S WEST Delaware, all as more fully described in the accompanying Proxy Statement and Prospectus;

        2. To consider and vote upon a proposal to approve the related amendments to the U S WEST 1994 Stock Plan described in Annex IX to the accompanying Proxy Statement and Prospectus;

        3. To consider and vote upon a proposal to approve the related amendments to the U S WEST Deferred Compensation Plan described in Annex X to the accompanying Proxy Statement and Prospectus; and

        4. To transact any such other business as may properly come before the meeting.

    Proposals 2 and 3 are conditioned upon approval of Proposal 1 and will not be implemented if Proposal 1 is not approved by shareholders and implemented by the Board. Accordingly, a vote against Proposal 1 will have the effect of a vote against Proposals 2 and 3.

    Only  shareholders  of record  on the  books of  U  S WEST  on the  close of
business on          , 1995 will be  entitled to vote at the Special Meeting  of
Shareholders.

                                          By order of the Board of Directors,

                                                    [SIG]
                                          Charles P. Russ, III
                                          EXECUTIVE VICE PRESIDENT--LAW AND
                                            HUMAN RESOURCES,
                                          GENERAL COUNSEL AND SECRETARY

Englewood, Colorado
        , 1995

YOUR VOTE IS IMPORTANT. PLEASE MARK, SIGN AND DATE THE ENCLOSED PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE, WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING.

                               TABLE OF CONTENTS

                                                PAGE
                                              ---------
Proxy Statement and Prospectus..............          1
  Available Information.....................          4
  Incorporation of Certain Documents by
   Reference................................          5
  Summary Comparison of Terms of Existing
   Common Stock with Terms of Communications
   Stock and Media Stock....................          6
  Proxy Statement Summary...................         14
  Price Ranges of Existing Common Stock.....         29
  Risk Factors..............................         29
  General...................................         36
  Proposal 1 -- The Recapitalization
   Proposal.................................         37
    General.................................         37
    Recommendation of the Board.............         38
    Exchange Procedures; Odd-Lot Program....         38
    Background and Reasons for the
     Recapitalization Proposal..............         39
    Certain Management Policies.............         42
    Accounting Matters and Policies.........         43
    Dividend Policy.........................         45
    Description of Communications Stock and
     Media Stock............................         46
    Future Inter-Group Interest.............         59
    Stock Transfer Agent and Registrar......         61
    Stock Exchange Listings.................         61
    Financial Advisors......................         61
    Comparison of Shareholder Rights........         61
    Certain Federal Income Tax
     Considerations.........................         68
    Restated Rights Agreement...............         72
    Convertible Securities..................         74
    Preferred Stock.........................         74
    Anti-Takeover Considerations............         76
    Dissenters' Rights......................         77
  Proposal 2 -- Amendment of the U S WEST
   1994 Stock Plan..........................         80
  Proposal 3 -- Amendment of the U S WEST
   Deferred Compensation Plan...............         82
  Solicitation Statement....................         84

                                                PAGE
                                              ---------
  Shareholder Proposals for 1996 Annual
   Meeting..................................         84
  Experts...................................         84
  Legal Opinions............................         85
  Annex I -- Agreement and Plan of Merger...        I-1
  Annex II -- Restated Certificate of
   Incorporation of U S WEST, Inc...........       II-1
  Annex III -- Bylaws of U S WEST, Inc......      III-1
  Annex IV -- Colorado Business Corporation
   Act -- Article 113.......................       IV-1
  Annex V -- U S WEST, Inc..................        V-1
    Selected Financial Data.................        V-2
    Management's Discussion and Analysis of
     Financial Condition and Results of
     Operations.............................        V-4
    Consolidated Financial Statements.......       V-27
  Annex VI -- Communications Group..........       VI-1
    Description of Business.................       VI-2
    Selected Financial Data.................       VI-9
    Management's Discussion and Analysis of
     Financial Condition and Results of
     Operations.............................      VI-11
    Combined Financial Statements...........      VI-27
  Annex VII -- Media Group..................      VII-1
    Description of Business.................      VII-2
    Selected Financial Data.................     VII-14
    Unaudited Pro Forma Combined Statement
     of Operations..........................     VII-20
    Management's Discussion and Analysis of
     Financial Condition and Results of
     Operations.............................     VII-21
    Combined Financial Statements...........     VII-45
  Annex VIII -- Illustrations of Inter-Group
   Interest.................................     VIII-1
  Annex IX -- Amended U S WEST 1994 Stock
   Plan.....................................       IX-1
  Annex X -- Amended U S WEST Deferred
   Compensation Plan........................        X-1

                           GLOSSARY OF DEFINED TERMS

    Set forth below is a list of certain defined terms used in this Proxy Statement and Prospectus and the Annexes thereto.

TERM                                           PAGE
-------------------------------------------  ---------
Acquiring Person                                    72
Acquisition Trigger Date                            72
Advance/Newhouse                                 VII-5
Advanced Technologies                             VI-7
Affinity Group                                   VII-5
AirTouch                                             6
AirTouch -- U S WEST PCS Partnership             VII-7
Announcement Date                                   79
Article 113                                         77
Articles                                             3
ATI                                              VII-3
AT&T                                              V-15
Atlanta Systems                                      6
Available Dividend Amount                           47
Bell Atlantic                                    VII-2
Bellcore                                          VI-7
Board                                                1
Broadband Applications                            VI-4
Broadband Network                                 VI-4
CAPs                                              VI-6
CableComms                                         V-5
CBCA                                                20
CEIT                                              VI-2
Code                                                68
Commission                                           4
Common Stock                                         1
Communications Group                                 2
Communications Group Available Dividend
 Amount                                             47
Communications Group Net Earnings (Loss)            47
Communications Group Region                          6
Communications Group Subsidiaries                   51
Communications Right                                72
Communications Stock                                 1
Company                                              1
Compensation Plan                                   82
Composite Tape                                      29
Convertible Security                                74
Cox                                              VII-6
D.C. District Court                               VI-3
DBS                                             VII-12
DGCL                                                30
Disposition                                         48
Dissenter                                           78
Dissenter's Notice                                  78
Dissenter's Responsive Notice                       79
Distribution Date                                   72

TERM                                           PAGE
-------------------------------------------  ---------
EBITDA                                              23
Effective Time                                      38
Exchange Act                                         4
Existing Bylaws                                     19
Existing Certificates                               38
Existing Common Stock                                1
Existing Preferred Stock                            46
Existing Rights                                     72
Existing Series A Preferred Stock                   46
Existing Series B Preferred Stock                    1
Expiration Date                                     72
Fair Value                                       II-18
FCC                                                 34
Flextech                                         VII-9
FSA                                                 74
GAAP                                                23
Fund American                                       14
Foreign Exchanges                                    3
Full Service Network                             VII-3
Group                                                2
Home Box Office                                 VII-10
Human Resources Committee                           81
Inter-Group Interest                                19
Inter-Group Interest Fraction                       59
Junior Stock                                        75
LATAs                                             V-15
LECs                                            VII-11
Liquidation Unit                                     2
LYONs                                               74
LYONs Indenture                                     74
Mailing Date                                        38
Management Committee                             VII-4
Market Capitalization                            II-18
Market Value                                     II-18
Market Value Ratio of the Communications
 Stock to the Media Stock                        II-19
Market Value Ratio of the Media Stock to
 the Communications Stock..................      II-19
Marketing Resources                                 42
Media Group                                          2
Media Group Available Dividend Amount               47
Media Group Net Earnings (Loss)                     47
Media Group Subsidiaries                            51
Media Right                                         72
Media Stock                                          1
Mercury One-2-One                                  V-4
Merger                                               1

TERM                                           PAGE
-------------------------------------------  ---------
Merger Agreement                                     1
MFJ                                               VI-3
MMDS                                            VII-12
MSA                                              VII-3
Mountain Bell                                     VI-3
Net Proceeds                                        50
New Bylaws                                           2
NewVector                                           16
1992 Cable Act                                  VII-11
Non-Competition Restrictions                    VII-10
Northwestern Bell                                 VI-3
Number of Shares Issuable with Respect to
 the Inter-Group Interest                           60
Non-Regulated Communications Businesses             44
NYNEX                                            VII-2
NYSE                                                 3
ONA                                              VI-25
Outside Activities Restrictions                  VII-7
Outstanding Media Fraction                          59
Ownership Trigger Date                              72
Pacific Northwest Bell                            VI-3
Parity Stock                                        75
Payment Demand                                      78
Payment Demand Date                                 78
PAYSOP                                              36
PCS                                                 16
PCS PrimeCo                                       V-24
POPs                                                28
Preferred Stock                                     46
Proxy Statement                                      1
PSC                                               VI-8
PSE                                                  3
Publicly Traded                                  II-23
PUCs                                                34
RBOCs                                             VI-7
Recapitalization Proposal                            1
Redemption Price                                    73
Registration Statement                               4
TERM                                           PAGE
-------------------------------------------  ---------
Related Business Transaction                        50
Restated Certificate                                 1
Restated Rights Agreement                           72
Restructuring Plan                                 V-8
Rights                                              72
Rights Agreement                                    72
Rights Redemption Date                              73
SBC                                              VII-6
Series A Preferred Stock                            46
Series B Preferred Stock                            46
Series C Preferred Stock                             1
Series A Purchase Price                             72
Series B Purchase Price                             72
Service                                             20
SFAS                                                23
Shareholder's Notice of Intent to Dissent           78
Six Flags                                       VII-10
SMATV                                           VII-12
SP/E                                                36
Special Committee                                   39
Special Meeting                                      1
Stock Plan                                          80
TCI International                                VII-5
TeleWest                                             6
Thomson Directories                                V-7
TITUS                                            VII-6
Trading Day                                      II-23
TWE - A/N Partnership                            VII-5
TWE General Partners                             VII-9
TWE Japan                                        VII-6
TWE                                                  6
U S WEST                                             1
U S WEST Communications                              2
U S WEST Delaware                                    1
U S WEST International                           VII-5
U S WEST Multimedia                              VII-3
VDT                                              VI-25
WMC Partners                                     VII-7

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                  SUBJECT TO COMPLETION, DATED AUGUST 25, 1995


                             ---------------------

                                 U S WEST, INC.
                             A COLORADO CORPORATION

                                PROXY STATEMENT
                             ---------------------

                                 U S WEST, INC.
                             A DELAWARE CORPORATION

                                   PROSPECTUS
                             ---------------------

           SPECIAL MEETING OF SHAREHOLDERS TO BE HELD AT 10:00 A.M.,
                       MOUNTAIN TIME, ON OCTOBER 31, 1995

    This Proxy Statement and Prospectus (the "Proxy Statement") is being furnished to the shareholders of U S WEST, Inc., a Colorado corporation ("U S WEST"), in connection with the solicitation of proxies by the Board of Directors of U S WEST (the "Board") from holders of outstanding shares of U S WEST's
Common Stock, without par value (the "Existing Common Stock"), for use at the Special Meeting of Shareholders of U S WEST to be held at 10:00 a.m., Mountain Time, on October 31, 1995, and at any adjournment or postponement thereof (the "Special Meeting"). This Proxy Statement and the accompanying form of proxy are
first  being mailed to shareholders of U S WEST on or about              , 1995.
For an index indicating the pages on which certain terms used in this Proxy Statement are defined, see "Glossary of Defined Terms" located immediately following the Table of Contents of this Proxy Statement.

    Holders of Existing Common Stock and Series B Cumulative Redeemable Preferred Stock, par value $1.00 per share, of U S WEST (the "Existing Series B Preferred Stock") will be asked at the Special Meeting to consider and approve Proposal 1 (the "Recapitalization Proposal") that would create two classes of common stock which are intended to reflect separately the performance of U S WEST's communications and multimedia businesses and change the state of incorporation of U S WEST from Colorado to Delaware. Under the Recapitalization Proposal, shareholders of U S WEST will be asked to approve an Agreement and Plan of Merger (the "Merger Agreement"), dated as of August 17, 1995, between U S WEST and U S WEST, Inc., a Delaware corporation and wholly-owned subsidiary of U S WEST ("U S WEST Delaware"), pursuant to which U S WEST would be merged (the "Merger") with and into U S WEST Delaware with U S WEST Delaware continuing as the surviving corporation. Immediately prior to the effective time of the Merger, the Certificate of Incorporation of U S WEST Delaware would be amended and restated (as so amended and restated, the "Restated Certificate") to, among other things, create two classes of common stock, the U S WEST Communications Group Common Stock, par value $.01 per share ("Communications Stock"), and the U S WEST Media Group Common Stock, par value $.01 per share ("Media Stock"). The Communications Stock and Media Stock are sometimes referred to herein collectively as "Common Stock" and individually as a class of "Common Stock." Upon consummation of the Merger, each share of Existing Common Stock would be automatically converted into one share of Communications Stock and one share of Media Stock and each share of Existing Series B Preferred Stock would be automatically converted into one share of Series C Cumulative Redeemable Preferred Stock, par value $1.00 per share, of U S WEST Delaware (the "Series C Preferred Stock"), having substantially the same rights, preferences and limitations as the Existing Series B Preferred Stock. The conversion of the Existing Common Stock into Communications Stock and Media Stock is intended to be tax free. See "Proposal 1 -- The Recapitalization Proposal -- Certain Federal Income Tax Considerations." As used herein, the term the "Company" refers to U S WEST prior to the Merger and to U S WEST Delaware following the Merger. The full text of the Merger Agreement, the Restated Certificate and the Bylaws of U S WEST Delaware (the "New Bylaws") are set forth in Annexes I, II and III hereto, respectively. This Proxy Statement also constitutes a prospectus of U S WEST Delaware with respect to the shares of Communications Stock and Media Stock to be issued in the Merger.

    The Communications Stock and Media Stock are designed to provide stockholders with securities that are intended to reflect separately the performance of the communications business of U S WEST Communications, Inc. ("U S WEST Communications") and certain other subsidiaries of the Company (the "Communications Group") and the Company's multimedia businesses (the "Media Group"), respectively, without diminishing the benefits of remaining a single company. The Communications Group and Media Group are sometimes referred to herein collectively as the "Groups" and individually as a "Group." The Recapitalization Proposal will permit separate market valuations of the Communications Stock and the Media Stock based upon the separate operating results of the Communications Group and Media Group, respectively. This will enable investors to gain a better understanding of these businesses and to invest in either or both securities depending upon their investment objectives. The Recapitalization Proposal is also intended to provide the Company with greater flexibility in raising capital. The Recapitalization Proposal will not result in a distribution or spin-off to shareholders of any assets or liabilities of U S WEST or any of its subsidiaries. See "Proposal 1 -- The Recapitalization Proposal -- Background and Reasons for the Recapitalization Proposal."

    The reincorporation of the Company in Delaware will not result in any change in the business, management, board of directors, assets, liabilities or net worth of the Company, and the business of the Company will continue to be managed from its corporate headquarters in Englewood, Colorado. It will, however, allow the Company to benefit from Delaware's well-developed corporate laws, which are periodically updated and revised to meet changing business needs. Delaware courts have developed considerable expertise in dealing with corporate issues and a substantial body of case law has been established construing Delaware law and establishing public policies with respect to Delaware corporations. As a consequence, a greater measure of predictability is possible in Delaware with respect to corporate legal affairs than is available in other states. In addition, the Company believes that Delaware law will offer clearer guidance with respect to legal issues that may arise as a result of the existence of separate classes of Common Stock of the Company. For a further discussion of the benefits of Delaware law, see "Proposal 1 -- The Recapitalization Proposal -- Background and Reasons for the Recapitalization Proposal."

    If the Recapitalization Proposal is approved, subject to the legal restrictions on the payment of dividends described in this Proxy Statement, the Board currently intends to pay regular quarterly dividends on the Communications Stock in an amount equal to $0.535 per share, which is the current quarterly dividend rate on the Existing Common Stock. With regard to the Media Stock, the Board currently intends to retain future earnings, if any, for the development of the Media Group's businesses and does not anticipate paying dividends on the Media Stock in the foreseeable future. Future dividends on the Communications Stock and the Media Stock will be payable when, as and if declared by the Board out of the lesser of (i) all funds of the Company legally available therefor and
(ii) the Available Dividend Amount with respect to the relevant Group. Subject to certain conditions, the Communications Stock and the Media Stock may be redeemed or converted into shares of the other class of Common Stock. The relative voting power of shares of Communications Stock and Media Stock will fluctuate from time to time, with each share of Communications Stock having one vote and each share of Media Stock having a variable vote, based upon the relative market values of one share of Media Stock and one share of Communications Stock. The rights of the holders of Communications Stock and Media Stock upon liquidation of the Company will be in proportion to the units of such class of Common Stock (each, a "Liquidation Unit"). Each share of Communications Stock will have one Liquidation Unit and each share of Media Stock will have .80 of a Liquidation Unit. The Liquidation Units of the Communications Stock and the Media Stock were determined by the Company and are based upon, among other factors, each Group's initial level of debt and equity capitalization, each Group's recent historical performance, the market prices of shares of comparable companies that are publicly traded and the current state of the markets for public offerings and other stock transactions. These features, as well as other considerations, are discussed under "Risk Factors" and "Proposal 1 -- The Recapitalization Proposal -- Description of Communications Stock and Media Stock."

    The Restated Certificate provides for the authorization of 4 billion shares of Common Stock, as compared to 2 billion shares of Existing Common Stock which are currently authorized under U S WEST's Articles of Incorporation (the "Articles"). Of such 4 billion shares, 2 billion would be shares of Communications Stock and 2 billion would be shares of Media Stock. The authorized but unissued shares of Communications Stock and Media Stock would be available for issuance by the Company from time to time, as determined by the Board, for any proper corporate purpose, which could include raising capital, payment of stock dividends, stock splits, providing compensation or benefits to employees or acquiring or investing in other companies or businesses.

    There has been no prior market for the Communications Stock or Media Stock. Application has been made to the New York Stock Exchange (the "NYSE") and the Pacific Stock Exchange (the "PSE"), and application will be made to the foreign exchanges on which the Existing Common Stock is listed (the "Foreign Exchanges"), to amend the Company's current listing agreements to provide for the redesignation of the Existing Common Stock as Communications Stock and the listing of the Media Stock. See "Proposal 1 -- The Recapitalization Proposal -- Stock Exchange Listings."

    HOLDERS OF COMMUNICATIONS STOCK AND MEDIA STOCK WILL BE COMMON STOCKHOLDERS OF THE COMPANY AND WILL BE SUBJECT TO THE RISKS ASSOCIATED WITH AN INVESTMENT IN A SINGLE COMPANY AND ALL OF THE COMPANY'S BUSINESSES, ASSETS AND LIABILITIES. FINANCIAL EFFECTS ARISING FROM EITHER GROUP THAT AFFECT THE COMPANY'S RESULTS OF OPERATIONS OR FINANCIAL CONDITION COULD, IF SIGNIFICANT, AFFECT THE RESULTS OF OPERATIONS OR FINANCIAL POSITION OF THE OTHER GROUP OR THE MARKET PRICE OF THE CLASS OF COMMON STOCK RELATING TO THE OTHER GROUP AND REDUCE THE FUNDS OF THE COMPANY LEGALLY AVAILABLE FOR PAYMENT OF FUTURE DIVIDENDS ON SUCH CLASS OF COMMON STOCK. WHEN EVALUATING THE RECAPITALIZATION PROPOSAL, SHAREHOLDERS OF U S WEST SHOULD BE AWARE OF CERTAIN RISK FACTORS RELATING THERETO. SEE "RISK FACTORS."

    Shareholders will also be asked to consider and approve Proposal 2 to amend the U S WEST 1994 Stock Plan to authorize the granting of stock awards in either Communications Stock or Media Stock, or both, and Proposal 3 to amend the U S WEST Deferred Compensation Plan to provide for the deferral of compensation by certain employees in phantom units of Communications Stock, Media Stock or both. If Proposal 1 is approved, it will be implemented whether or not Proposals 2 and 3 are approved. If Proposal 1 is not approved, Proposals 2 and 3 will not be implemented.

    The Recapitalization Proposal will require the affirmative vote of (i) the holders of a majority of the outstanding shares of Existing Common Stock, voting as a separate class, (ii) the holders of two-thirds of the outstanding shares of Series B Preferred Stock, voting as a separate class, and (iii) the holders of a majority of all outstanding shares of Existing Common Stock and Existing Series B Preferred Stock, voting together as a single class. Shareholders of U S WEST have the right to dissent from the Recapitalization Proposal and have the fair value of their shares of Existing Common Stock paid to them in cash by submitting a written notice prior to the Special Meeting and following the other procedures described under "Proposal 1 -- The Recapitalization Proposal -- Dissenters' Rights."

    THE BOARD HAS UNANIMOUSLY ADOPTED EACH PROPOSAL AND BELIEVES THAT THEIR APPROVAL IS IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS. ACCORDINGLY, THE BOARD UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR APPROVAL OF EACH PROPOSAL.

                            ------------------------
THESE  SECURITIES  HAVE  NOT  BEEN APPROVED  OR  DISAPPROVED  BY  THE SECURITIES
 AND EXCHANGE  COMMISSION  OR  ANY  STATE SECURITIES  COMMISSION  NOR  HAS  THE
  SECURITIES  AND  EXCHANGE  COMMISSION  OR  ANY  STATE  SECURITIES COMMISSION
    PASSED  UPON  THE  ACCURACY  OR   ADEQUACY  OF  THIS  PROXY   STATEMENT.
       ANY  REPRESENTATION  TO  THE  CONTRARY  IS  A  CRIMINAL  OFFENSE.

Dated:         , 1995

    NO   PERSON  IS  AUTHORIZED   TO  GIVE  ANY  INFORMATION   OR  TO  MAKE  ANY
REPRESENTATION NOT CONTAINED IN THIS PROXY STATEMENT IN CONNECTION WITH THE OFFERING AND SOLICITATION MADE HEREBY, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION SHOULD NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROXY STATEMENT DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO PURCHASE, THE SECURITIES OFFERED BY THIS PROXY STATEMENT, OR THE SOLICITATION OF A PROXY, IN ANY JURISDICTION OR FROM ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROXY STATEMENT NOR ANY DISTRIBUTION OF THE SECURITIES OFFERED PURSUANT TO THIS PROXY STATEMENT SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE INFORMATION CONTAINED HEREIN OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                             AVAILABLE INFORMATION

    U S WEST is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements, and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements, and other information concerning U S WEST can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the Commission's Regional Offices at Seven World Trade Center, 13th Floor, New York, New York 10048, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. Such reports, proxy statements and other information concerning the Company may also be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005 and the PSE, 301 Pine Street, San Francisco, California 94104, the securities exchanges on which shares of the Existing Common Stock are listed.

    U S WEST Delaware has filed with the Commission a registration statement on Form S-4 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act, covering shares of Communications Stock and shares of Media Stock issuable in connection with the Recapitalization Proposal. This Proxy Statement, which also constitutes the Prospectus of U S WEST Delaware filed as part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits thereto, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement, which is available for inspection and copying as set forth above. Statements contained in this Proxy Statement as to the contents of any contract or other document which is filed as an exhibit to the Registration Statement are not necessarily complete, and each such statement is qualified in its entirety by reference to the full text of such contract or document.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE


    The following documents which have been filed by U S WEST with the Commission (File No. 1-8611) are incorporated herein by reference: (i) Annual Report on Form 10-K for the year ended December 31, 1994, (ii) Quarterly Reports on Form 10-Q for the quarters ended March 31, 1995 and June 30, 1995 and (iii) Current Reports on Form 8-K dated January 19, 1995, April 10, 1995, April 18, 1995, May 23, 1995 (as amended by Forms 8-K/A filed on July 12, 1995 and August 24, 1995), June 20, 1995 and July 28, 1995. All documents filed by U S WEST pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Proxy Statement and prior to the date of the Special Meeting shall be deemed to be incorporated by reference into this Proxy Statement and to be a part hereof from the date any such document is filed.


    Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Proxy Statement to the extent that a statement contained herein (or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein) modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Proxy Statement.

    U S WEST WILL PROVIDE WITHOUT CHARGE TO EACH PERSON TO WHOM A COPY OF THIS PROXY STATEMENT IS DELIVERED, UPON WRITTEN OR ORAL REQUEST OF SUCH PERSON AND BY FIRST CLASS MAIL OR OTHER EQUALLY PROMPT MEANS WITHIN ONE BUSINESS DAY OF RECEIPT OF SUCH REQUEST, A COPY OF ANY OR ALL OF THE DOCUMENTS WHICH ARE INCORPORATED BY REFERENCE HEREIN, OTHER THAN EXHIBITS TO SUCH DOCUMENTS (UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE INTO SUCH DOCUMENTS). REQUESTS SHOULD BE DIRECTED TO INVESTOR RELATIONS, U S WEST, 7800 EAST ORCHARD ROAD, ENGLEWOOD, COLORADO 80111. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY REQUEST SHOULD BE MADE BEFORE OCTOBER 24, 1995.

    Questions concerning the Proposals to be acted upon at the Special Meeting should be directed to the Company's Information Agent, Beacon Hill Associates, Inc., toll-free at 1-800-253-3814. Additional copies of this Proxy Statement or the Proxy Card may be obtained from the Information Agent or the Company's Investor Relations Department at its principal office.

                    SUMMARY COMPARISON OF TERMS OF EXISTING
                           COMMON STOCK WITH TERMS OF
                      COMMUNICATIONS STOCK AND MEDIA STOCK

    THE FOLLOWING IS A COMPARISON OF THE EXISTING COMMON STOCK AND THE PROPOSED COMMUNICATIONS STOCK AND MEDIA STOCK. THIS SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION CONTAINED IN THIS PROXY STATEMENT AND THE ANNEXES HERETO. SEE "PROXY STATEMENT SUMMARY," "RISK FACTORS," "PROPOSAL 1 -- THE RECAPITALIZATION PROPOSAL -- CERTAIN MANAGEMENT POLICIES," "-- ACCOUNTING MATTERS AND POLICIES," "-- DESCRIPTION OF COMMUNICATIONS STOCK AND MEDIA STOCK" AND "-- COMPARISON OF SHAREHOLDER RIGHTS." UNLESS OTHERWISE DEFINED HEREIN, CAPITALIZED TERMS USED IN THIS SUMMARY HAVE THE RESPECTIVE MEANINGS ASCRIBED TO THEM ELSEWHERE IN THIS PROXY STATEMENT. SEE "GLOSSARY OF DEFINED TERMS" LOCATED IMMEDIATELY FOLLOWING THE TABLE OF CONTENTS OF THIS PROXY STATEMENT. SHAREHOLDERS ARE URGED TO READ CAREFULLY THIS PROXY STATEMENT AND THE ANNEXES HERETO IN THEIR ENTIRETY.

                                                                       THE RECAPITALIZATION PROPOSAL
                                      EXISTING            --------------------------------------------------------
                                    COMMON STOCK             COMMUNICATIONS STOCK              MEDIA STOCK
                             ---------------------------  ---------------------------  ---------------------------
GOVERNING LAW:               Colorado                     Delaware                     Delaware
BUSINESS:                    All businesses of the Com-   The Communications Group is  The Media Group is com-
                             pany                         comprised of businesses      prised of:
                                                          which provide regulated      - the Company's cable and
                                                          communications services to     telecommunications busi-
                                                          customers in the Company's     nesses outside of the
                                                          14 state region (the           Communications Group
                                                          "Communications Group          Region, including its
                                                          Region"), including local      cable systems in the
                                                          telephone services, ex-        Atlanta, Georgia
                                                          change access services and     metropolitan area (the
                                                          certain long distance ser-     "Atlanta Systems") and
                                                          vices, as well as various      its investments in Time
                                                          new services, including        Warner Entertainment
                                                          Caller ID, voice messaging     Company, L.P. ("TWE") and
                                                          and high-speed data            TeleWest Communications
                                                          networking services.           plc ("TeleWest");
                                                          The Communications Group     - the Company's wireless
                                                          plans to build an              communications business-
                                                          interactive broadband          es, including its
                                                          telecommunications network     proposed joint venture
                                                          in its region, capable of      with AirTouch Communica-
                                                          providing a broader range      tions, Inc. ("AirTouch")
                                                          of products and services to    and Mercury One-2-One,
                                                          its customers.                 its personal communica-
                                                                                         tions services joint ven-
                                                                                         ture in the United King-
                                                                                         dom; and
                                                                                       - the Company's multimedia
                                                                                         content and services
                                                                                         businesses, including its
                                                                                         directory publishing
                                                                                         operations.
ISSUANCE:                    --                           Each share of Existing       Each share of Existing
                                                          Common Stock will be con-    Common Stock will be con-
                                                          verted into one share of     verted into one share of
                                                          Communications Stock and     Communications Stock and
                                                          one share of Media Stock.    one share of Media Stock.

                                                                       THE RECAPITALIZATION PROPOSAL
                                      EXISTING            --------------------------------------------------------
                                    COMMON STOCK             COMMUNICATIONS STOCK              MEDIA STOCK
                             ---------------------------  ---------------------------  ---------------------------
                                                          The Communications Stock is  The Media Stock is intend-
                                                          intended to reflect sepa-    ed to reflect separately
                                                          rately the performance of    the performance of the
                                                          the Communications Group.    Media Group.

NUMBER OF SHARES OUTSTAND-   471,391,904                  471,391,904                  471,391,904
ING (BASED ON NUMBER OF
SHARES OF EXISTING COMMON
STOCK OUTSTANDING AS OF
AUGUST 18, 1995):

LISTING:                     NYSE, PSE and the Foreign    Application has been made    Application has been made
                             Exchanges under the symbol   to the NYSE and the PSE,     to the NYSE and the PSE,
                             "USW."                       and application will be      and application will be
                                                          made to the Foreign Ex-      made to the Foreign Ex-
                                                          changes, for the redesigna-  changes, for approval of
                                                          tion of the Existing Com-    the listing of the Media
                                                          mon Stock as Communica-      Stock under the symbol
                                                          tions Stock, which would     "UMG."
                                                          continue to trade under the
                                                          symbol "USW."

MANAGEMENT POLICIES:         --                           The Company intends to       The Company intends to
                                                          follow certain policies      follow certain policies
                                                          with respect to the          with respect to the
                                                          businesses of the            businesses of the Media
                                                          Communications Group and     Group and the
                                                          the Media Group, including   Communications Group, in-
                                                          (i) the requirement that,    cluding (i) the requirement
                                                          subject to certain ex-       that, subject to certain
                                                          ceptions, all transactions   exceptions, all
                                                          between the Communications   transactions between the
                                                          Group and the Media Group    Media Group and the
                                                          be consistent with           Communications Group be
                                                          arm's-length terms and (ii)  consistent with
                                                          the use by the Board of its  arm's-length terms and (ii)
                                                          good faith business judg-    the use by the Board of its
                                                          ment to allocate corporate   good faith business judg-
                                                          opportunities between the    ment to allocate corporate
                                                          two Groups.                  opportunities between the
                                                                                       two Groups.

                                                          The Company does not in-     The Company does not in-
                                                          tend to transfer funds be-   tend to transfer funds be-
                                                          tween the Groups, except     tween the Groups, except
                                                          for certain short-term       for certain short-term
                                                          ordinary course advances of  ordinary course advances of
                                                          funds at market rates asso-  funds at market rates asso-
                                                          ciated with the Company's    ciated with the Company's
                                                          centralized cash manage-     centralized cash manage-
                                                          ment. The Board may, how-    ment. The Board may, how-
                                                          ever, in its sole            ever, in its sole
                                                          discretion, determine to     discretion, determine to
                                                          transfer funds between the   transfer funds between the
                                                          Groups as an arm's-length    Groups as an arm's-length
                                                          loan or, in the case of      loan or, in the case of
                                                          transfers from the           transfers from the
                                                          Communications Group to the  Communications Group to the
                                                          Media Group, an equity       Media Group, an equity
                                                          contribution.                contribution.

                                                                       THE RECAPITALIZATION PROPOSAL
                                      EXISTING            --------------------------------------------------------
                                    COMMON STOCK             COMMUNICATIONS STOCK              MEDIA STOCK
                             ---------------------------  ---------------------------  ---------------------------
DIVIDENDS:                   The Company's quarterly      The Company currently in-    The Company currently does
                             dividend rate is presently   tends to pay dividends on    not intend to pay divi-
                             $0.535 per share of          the Communications Stock     dends on the Media Stock.
                             Existing Common Stock.       initially at a quarterly
                             Dividends are payable out    rate of $0.535 per share.
                             of all assets of the
                             Company legally available
                             for dividends.

                             Dividends on the Existing    Dividends on the Communi-    Dividends on the Media
                             Common Stock are limited to  cations Stock will be paid   Stock will be paid at the
                             legally available funds      at the discretion of the     discretion of the Board
                             under Colorado law and are   Board based primarily upon   based primarily upon the
                             payable at the discretion    the financial condition,     financial condition,
                             of the Board based           results of operations and    results of operations and
                             primarily upon the           business requirements of     business requirements of
                             financial condition,         the Communications Group     the Media Group and the
                             results of operations and    and the Company as a whole.  Company as a whole.
                             business requirements of     Dividends will be payable    Dividends, if any, will be
                             the Company.                 out of the lesser of (i)     payable out of the lesser
                                                          the funds of the Company     of (i) the funds of the
                                                          legally available for the    Company legally available
                                                          payment of dividends and     for the payment of divi-
                                                          (ii) the Communications      dends and (ii) the Media
                                                          Group Available Dividend     Group Available Dividend
                                                          Amount.                      Amount.

                                                          The Communications Group     The Media Group Available
                                                          Available Dividend Amount    Dividend Amount is intend-
                                                          is intended to be similar    ed to be similar to the
                                                          to the amount of assets      amount of assets that would
                                                          that would be available for  be available for payment of
                                                          payment of dividends on the  dividends on the Media
                                                          Communications Stock under   Stock under Delaware law if
                                                          Delaware law if the          the Media Group were a
                                                          Communications Group were a  separate company.
                                                          separate company.

                                                          The Board, subject to the    The Board, subject to the
                                                          limitations set forth        limitations set forth
                                                          above, may, in its sole      above, may, in its sole
                                                          discretion, declare and pay  discretion, declare and pay
                                                          dividends exclusively on     dividends exclusively on
                                                          the Communications Stock,    the Media Stock,
                                                          exclusively on the Media     exclusively on the
                                                          Stock or on both such        Communications Stock or on
                                                          classes, in equal or         both such classes, in equal
                                                          unequal amounts, not-        or unequal amounts,
                                                          withstanding the relative    notwithstanding the rela-
                                                          amounts of the Communi-      tive amounts of the Media
                                                          cations Group Available      Group Available Dividend
                                                          Dividend Amount and the      Amount and the Communi-
                                                          Media Group Available Div-   cations Group Available
                                                          idend Amount, the amount of  Dividend Amount, the amount
                                                          prior dividends declared on  of prior dividends declared
                                                          each class, the respective   on each class, the
                                                          voting or liquidation        respective voting or
                                                          rights of each class or any  liquidation rights of each
                                                          other factor.                class or any other factor.

                                                                       THE RECAPITALIZATION PROPOSAL
                                      EXISTING            --------------------------------------------------------
                                    COMMON STOCK             COMMUNICATIONS STOCK              MEDIA STOCK
                             ---------------------------  ---------------------------  ---------------------------
VOTING RIGHTS:               One vote per share.          Except as otherwise de-      Except as otherwise de-
                                                          scribed herein, the holders  scribed herein, the holders
                                                          of Communications Stock and  of Media Stock and Com-
                                                          Media Stock will vote        munications Stock will vote
                                                          together as a single class.  together as a single class.
                                                          The Communications Stock     Prior to March 1, 1996,
                                                          will have one vote per       each share of Media Stock
                                                          share.                       will have .80 of a vote.
                                                                                       Thereafter, each share of
                                                                                       Media Stock will have a
                                                                                       variable number of votes
                                                                                       equal to the ratio of the
                                                                                       time-weighted average Mar-
                                                                                       ket Value of one share of
                                                                                       Media Stock to the time-
                                                                                       weighted average Market
                                                                                       Value of one share of Com-
                                                                                       munications Stock,
                                                                                       calculated over the
                                                                                       20-Trading Day period
                                                                                       ending ten Trading Days
                                                                                       prior to the record date,
                                                                                       and may have more than,
                                                                                       less than or exactly one
                                                                                       vote per share.

                                                          Because each share of Me-    Because each share of Me-
                                                          dia Stock will have a        dia Stock will have a
                                                          variable number of votes     variable number of votes,
                                                          based upon a ratio of the    the relative voting power
                                                          time-weighted average        per share of Media Stock
                                                          Market Value of one share    and Communications Stock
                                                          of Media Stock to the        will fluctuate. Market
                                                          time-weighted average        Value could be influenced
                                                          Market Value of one share    by many factors, including
                                                          of Communications Stock,     the results of operations
                                                          the relative voting power    of the Company and each of
                                                          per share of Communications  the Groups, the regulatory
                                                          Stock and Media Stock will   environment, trading
                                                          fluctuate. Market Value      volume, share issuances and
                                                          could be influenced by many  repurchases and general
                                                          factors, including the       economic and market
                                                          results of operations of     conditions.
                                                          the Company and each of the
                                                          Groups, the regulatory
                                                          environment, trading
                                                          volume, share issuances and
                                                          repurchases and general
                                                          economic and market
                                                          conditions.

PREEMPTIVE RIGHTS:           The holders of Existing      The holders of Communica-    The holders of Media Stock
                             Common Stock do not have     tions Stock will not have    will not have any preemp-
                             any preemptive rights or     any preemptive rights or     tive rights or any rights
                             any rights to convert their  any rights to convert their  to convert their shares shares into any other secu-  shares into any other secu-  into any other securities
                             rities of the Company.       rities of the Company.       of the Company.

                                                                       THE RECAPITALIZATION PROPOSAL
                                      EXISTING            --------------------------------------------------------
                                    COMMON STOCK             COMMUNICATIONS STOCK              MEDIA STOCK
                             ---------------------------  ---------------------------  ---------------------------
RIGHTS ON DISPOSITION:       None.                        If the Company disposes of   If the Company disposes of
                                                          all or substantially all of  all or substantially all of
                                                          the properties and assets    the properties and assets
                                                          attributed to the            attributed to the Media
                                                          Communications Group (i.e.,  Group (i.e., 80% or more on
                                                          80% or more on a current     a current market value
                                                          market value basis), other   basis), other than in a
                                                          than in a transaction in     transaction in which the
                                                          which the Company receives   Company receives primarily
                                                          primarily equity securities  equity securities of an
                                                          of an entity engaged or      entity engaged or proposing
                                                          proposing to engage          to engage primarily in a
                                                          primarily in a business      business similar or
                                                          similar or complementary to  complementary to the
                                                          the business of the          business of the Media
                                                          Communications Group, the    Group, the Company must
                                                          Company must either (i)      either (i) distribute to
                                                          distribute to holders of     holders of Media Stock an
                                                          Communications Stock an      amount in cash and/or
                                                          amount in cash and/or        securities or other
                                                          securities or other          property equal to their
                                                          property equal to the Fair   proportionate interest in
                                                          Value of the Net Proceeds    the Fair Value of the Net
                                                          of such disposition, either  Proceeds of such
                                                          by special dividend or by    disposition, either by
                                                          redemption of all or part    special dividend or by
                                                          of the outstanding shares    redemption of all or part
                                                          of Communications Stock, or  of the outstanding shares
                                                          (ii) convert each share of   of Media Stock, or (ii)
                                                          Communications Stock into a  convert each share of Media
                                                          number of shares of Media    Stock into a number of
                                                          Stock equal to 110% of the   shares of Communications
                                                          ratio of the average Market  Stock equal to 110% of the
                                                          Value of one share of        ratio of the average Market
                                                          Communications Stock to the  Value of one share of Media
                                                          average Market Value of one  Stock to the average Market
                                                          share of Media Stock,        Value of one share of
                                                          calculated over the ten-     Communications Stock,
                                                          Trading Day period           calculated over the ten-
                                                          beginning on the 16th        Trading Day period
                                                          Trading Day after            beginning on the 16th
                                                          consummation of the          Trading Day after
                                                          disposition transaction.     consummation of the
                                                                                       disposition transaction.

                                                                       THE RECAPITALIZATION PROPOSAL
                                      EXISTING            --------------------------------------------------------
                                    COMMON STOCK             COMMUNICATIONS STOCK              MEDIA STOCK
                             ---------------------------  ---------------------------  ---------------------------
                                                          The Company may, at any      The Company may, at any
                                                          time prior to the first      time prior to the first
                                                          anniversary of a dividend    anniversary of a dividend
                                                          on, or partial redemption    on, or partial redemption
                                                          of, shares of                of, shares of Media Stock
                                                          Communications Stock         following a disposition of
                                                          following a disposition of   all or substantially all of
                                                          all or substantially all of  the properties and assets
                                                          the properties and assets    attributed to the Media
                                                          attributed to the            Group, convert each
                                                          Communications Group,        remaining outstanding share
                                                          convert each remaining       of Media Stock into a
                                                          outstanding share of         number of shares of
                                                          Communications Stock into a  Communications Stock equal
                                                          number of shares of Media    to 110% of the ratio of the
                                                          Stock equal to 110% of the   time-weighted average
                                                          ratio of the time-weighted   Market Value of one share
                                                          average Market Value of one  of Media Stock to the
                                                          share of Communications      time-weighted average
                                                          Stock to the time-weighted   Market Value of one share
                                                          average Market Value of one  of Communications Stock,
                                                          share of Media Stock,        calculated over the
                                                          calculated over the          20-Trading Day period
                                                          20-Trading Day period        ending five Trading Days
                                                          ending five Trading Days     prior to the date of the
                                                          prior to the date of the     notice of such conversion.
                                                          notice of such conversion.

SALES OF LESS THAN                                        The proceeds from any        The proceeds from any
SUBSTANTIALLY ALL OF THE                                  disposition of assets that   disposition of assets that
ASSETS OF A GROUP:                                        do not comprise all or       do not comprise all or
                                                          substantially all of the     substantially all of the
                                                          properties and assets        properties and assets
                                                          attributed to the            attributed to the Media
                                                          Communications Group will    Group will be assets
                                                          be assets attributed to the  attributed to the Media
                                                          Communications Group and     Group and used for its
                                                          used for its benefit,        benefit, subject to the
                                                          subject to the management    management policies
                                                          policies described under     described under "Proposal 1
                                                          "Proposal 1 -- The           -- The Recapitalization
                                                          Recapitalization Proposal    Proposal -- Certain
                                                          -- Certain Management        Management Policies."
                                                          Policies."

                                                                       THE RECAPITALIZATION PROPOSAL
                                      EXISTING            --------------------------------------------------------
                                    COMMON STOCK             COMMUNICATIONS STOCK              MEDIA STOCK
                             ---------------------------  ---------------------------  ---------------------------
CONVERSION AT OPTION OF      None.                        At any time following the    The Company may, at any
COMPANY:                                                  ninth anniversary of the     time, convert each share of
                                                          Effective Time, the Company  Media Stock into a number
                                                          may convert each share of    of shares of Communications
                                                          Communications Stock into a  Stock equal to 115% of the
                                                          number of shares of Media    ratio of the time-weighted
                                                          Stock equal to 100% of the   average Market Value of one
                                                          ratio of the time-weighted   share of Media Stock to the
                                                          average Market Value of one  time-weighted average
                                                          share of Communications      Market Value of one share
                                                          Stock to the time-weighted   of Communications Stock,
                                                          average Market Value of one  calculated over the
                                                          share of Media Stock,        20-Trading Day period
                                                          calculated over the          ending five Trading Days
                                                          20-Trading Day period        prior to the date of notice
                                                          ending five Trading Days     of such conversion, for the
                                                          prior to the date of notice  first five years following
                                                          of such conversion.          the Effective Time and
                                                                                       thereafter declining
                                                                                       annually to 100% on the
                                                                                       ninth anniversary of the
                                                                                       Effective Time.

                                                          The ratio of the Market      The ratio of the Market
                                                          Value of one share of        Value of one share of Media
                                                          Communications Stock to one  Stock to one share of
                                                          share of Media Stock could   Communications Stock could
                                                          be influenced by many        be influenced by many
                                                          factors, including the       factors, including the
                                                          results of operations of     results of operations of
                                                          the Company and each of the  the Company and each of the
                                                          Groups, the regulatory       Groups, the regulatory
                                                          environment, trading         environment, trading
                                                          volume, share issuances and  volume, share issuances and
                                                          repurchases and general      repurchases and general
                                                          economic and market          economic and market
                                                          conditions.                  conditions.

REDEMPTION IN EXCHANGE FOR   None.                        The Company may redeem the   The Company may redeem the
STOCK OF SUBSIDIARY:                                      Communications Stock for     Media Stock for a number of
                                                          all of the shares of the     shares of one or more
                                                          common stock of one or more  wholly-owned subsidiaries
                                                          wholly-owned subsidiaries    of the Company that hold
                                                          of the Company that hold     all of the assets and
                                                          all of the assets and        liabilities attributed to
                                                          liabilities attributed to    the Media Group equal to
                                                          the Communications Group.    the proportionate interest
                                                                                       in the Media Group
                                                                                       represented by the Media
                                                                                       Stock.

                                                                       THE RECAPITALIZATION PROPOSAL
                                      EXISTING            --------------------------------------------------------
                                    COMMON STOCK             COMMUNICATIONS STOCK              MEDIA STOCK
                             ---------------------------  ---------------------------  ---------------------------
LIQUIDATION:                 Holders of Existing Common   In the event of the          In the event of the
                             Stock are entitled to        liquidation of the Company,  liquidation of the Company,
                             receive the net assets of    holders of Communications    holders of Media Stock will
                             the Company, if any,         Stock will be entitled to a  be entitled to a portion of
                             remaining for distribution   portion of the assets        the assets remaining for
                             to holders of Existing       remaining for distribution   distribution to holders of
                             Common Stock.                to holders of Common Stock   Common Stock on a per share
                                                          on a per share basis in      basis in proportion to the
                                                          proportion to the            Liquidation Units per share
                                                          Liquidation Units per share  of Media Stock. Each share
                                                          of Communications Stock.     of Media Stock will have
                                                          Each share of                .80 of a Liquidation Unit,
                                                          Communications Stock will    subject to adjustment if
                                                          have one Liquidation Unit,   shares of Media Stock are
                                                          subject to adjustment if     subdivided, combined or
                                                          shares of Communications     distributed as a dividend.
                                                          Stock are subdivided,
                                                          combined or distributed as
                                                          a dividend.

STOCKHOLDERS OF ONE          --                           Holders of Communications    Holders of Media Stock will
COMPANY:                                                  Stock will continue to be    continue to be subject to
                                                          subject to the risks         the risks associated with
                                                          associated with an           an investment in a single
                                                          investment in a single       company and all of the
                                                          company and all of the       Company's businesses,
                                                          Company's businesses,        assets and liabilities.
                                                          assets and liabilities.      Financial effects arising
                                                          Financial effects arising    from the Communications
                                                          from the Media Group that    Group that affect the
                                                          affect the Company's         Company's results of
                                                          results of operations or     operations or financial
                                                          financial condition could,   condition could, if
                                                          if significant, affect the   significant, affect the
                                                          results of operations or     results of operations or
                                                          financial position of the    financial position of the
                                                          Communications Group or the  Media Group or the market
                                                          market price of the          price of the Media Stock.
                                                          Communications Stock.

                                                          Any net losses of the        Any net losses of the Media
                                                          Communications Group or the  Group or the Communications
                                                          Media Group, and dividends   Group, and dividends or
                                                          or distributions on, or      distributions on, or
                                                          repurchases of,              repurchases of, Media
                                                          Communications Stock, Media  Stock, Communications Stock
                                                          Stock or Preferred Stock,    or Preferred Stock, will
                                                          will reduce the funds of     reduce the funds of the
                                                          the Company legally          Company legally available
                                                          available for payment of     for payment of future
                                                          future dividends on the      dividends on the Media
                                                          Communications Stock and     Stock and the
                                                          the Media Stock.             Communications Stock.

                            PROXY STATEMENT SUMMARY

    THE FOLLOWING IS A SUMMARY OF CERTAIN INFORMATION CONTAINED ELSEWHERE IN THIS PROXY STATEMENT AND THE ANNEXES HERETO. REFERENCE IS MADE TO, AND THIS PROXY STATEMENT SUMMARY IS QUALIFIED IN ITS ENTIRETY BY, THE MORE DETAILED INFORMATION CONTAINED, OR INCORPORATED BY REFERENCE, IN THIS PROXY STATEMENT AND THE ANNEXES HERETO. UNLESS OTHERWISE DEFINED HEREIN, CAPITALIZED TERMS USED IN THIS PROXY STATEMENT SUMMARY HAVE THE RESPECTIVE MEANINGS ASCRIBED TO THEM ELSEWHERE IN THIS PROXY STATEMENT. SEE "GLOSSARY OF DEFINED TERMS" LOCATED IMMEDIATELY FOLLOWING THE TABLE OF CONTENTS OF THIS PROXY STATEMENT. SHAREHOLDERS ARE URGED TO READ CAREFULLY THIS PROXY STATEMENT AND THE ANNEXES HERETO IN THEIR ENTIRETY.

                              THE SPECIAL MEETING

DATE, TIME AND PLACE OF MEETING...  A Special Meeting of Shareholders of the Company will be held on October 31, 1995, at 10:00 a.m., Mountain  Time,
                                    at the U S WEST Denver Service Center, 1005 17th Street,
                                    Denver, Colorado.
MEETING RECORD DATE...............  , 1995.
PROPOSALS TO BE CONSIDERED AT THE
 MEETING..........................  The  following Proposals of the Board will be considered at the Special Meeting:
                                    - Proposal 1 -- The Recapitalization Proposal.
                                    - Proposal 2 --  A proposal to amend  the U S WEST  1994
                                      Stock Plan to provide for the granting of stock awards
                                      in  Communications  Stock  and/or Media  Stock  and to
                                      establish  the  number  of   shares  of  Media   Stock
                                      available for awards.
                                    -  Proposal  3  -- A  proposal  to  amend the  U  S WEST
                                    Deferred Compensation Plan to  provide for the  deferral
                                      of  compensation by certain employees in phantom units
                                      of Communications Stock, Media Stock or both.
                                    If Proposal 1 is approved  by the shareholders, it  will
                                    be  implemented  whether or  not Proposals  2 and  3 are
                                    approved.  If  Proposal  1   is  not  approved  by   the
                                    shareholders, Proposals 2 and 3 will not be implemented.
VOTE REQUIRED.....................  The   following  shareholder  votes   are  required  for
                                    approval of the Proposals,  with each share of  Existing
                                    Common  Stock  and  each  share  of  Existing  Series  B
                                    Preferred Stock having one vote:
                                    - Proposal 1 -- The affirmative vote of (i) the  holders
                                    of  a  majority of  the  outstanding shares  of Existing
                                      Common Stock,  voting as  a separate  class, (ii)  the
                                      holders  of  two-thirds of  the outstanding  shares of
                                      Existing  Series  B  Preferred  Stock,  voting  as   a
                                      separate class, and (iii) the holders of a majority of
                                      the  outstanding shares  of Existing  Common Stock and
                                      Existing Series B Preferred Stock, voting together  as
                                      a single class.
                                    Fund   American   Enterprises   Holdings,   Inc.  ("Fund
                                     American"), the sole holder  of all of the  outstanding
                                     shares of Existing Series B Preferred Stock, has agreed
                                     to  vote such  shares in favor  of the Recapitalization
                                     Proposal.

                                    - Proposal 2 -- The affirmative vote of the holders of a
                                      majority  of  the  shares  of  Existing  Common  Stock
                                      represented  in  person  or by  proxy  at  the Special
                                      Meeting.
                                    - Proposal 3 -- The affirmative vote of the holders of a
                                      majority  of  the  shares  of  Existing  Common  Stock
                                      represented  in  person  or by  proxy  at  the Special
                                      Meeting.
                                    The  directors  and  executive  officers  of  U  S  WEST
                                    beneficially   own   less  than   one  percent   of  the
                                    outstanding shares of Existing Common Stock.

                                        THE COMPANY
                                   7800 East Orchard Road
                                 Englewood, Colorado 80111
                                       (303) 793-6500
THE COMMUNICATIONS GROUP..........  The  Communications  Group,  through   U  S  WEST   Com-
                                    munications,  provides regulated communications services
                                    to  more  than  25  million  residential  and   business
                                    customers   in  the  Communications  Group  Region.  The
                                    Communications Group Region currently includes seven  of
                                    the  ten fastest  growing states  in the  United States.
                                    Communications   services   offered   by   U   S    WEST
                                    Communications   include   local   telephone   services,
                                    exchange access services (which connect customers to the
                                    facilities  of   carriers,   including   long   distance
                                    providers  and  wireless  operators),  and  certain long
                                    distance  services  within   geographic  areas  in   the
                                    Communications  Group  Region. U  S  WEST Communications
                                    also offers  its  customers various  new  services,  in-
                                    cluding  Caller ID, voice  messaging and high-speed data
                                    networking services. U  S WEST  Communications plans  to
                                    build   an   interactive   broadband  telecommunications
                                    network capable of providing a broader range of products
                                    and services  to  its customers  in  the  Communications
                                    Group Region.

                                    The  Communications Group also provides customer premise
                                    equipment  and   certain  communications   services   to
                                    business customers and governmental agencies both inside
                                    and  outside the Communications Group Region. See "Annex
                                    VI -- Communications Group -- Description of  Business,"
                                    "--   Selected   Financial   Data,"   "--   Management's
                                    Discussion  and  Analysis  of  Financial  Condition  and
                                    Results   of  Operations"  and  "--  Combined  Financial
                                    Statements."

THE MEDIA GROUP...................  The  Media  Group  is   comprised  of:  (i)  cable   and
                                    telecommunications  network  businesses  outside  of the
                                    Communications Group  Region and  internationally,  (ii)
                                    domestic   and  international   wireless  communications
                                    network businesses and (iii) domestic and  international
                                    multimedia content and services businesses.

                                    The   Media   Group's   cable   and   telecommunications
                                    businesses include domestic cable and telecommunications
                                    businesses and investments outside of the Communications
                                    Group Region,  including  the Atlanta  Systems  and  its
                                    interest  in TWE,  the second largest  provider of cable
                                    television services

                                    in  the  United  States,  and  international  cable  and
                                    telecommunications  investments, including the Company's
                                    interest in  TeleWest, a  leading provider  of  combined
                                    cable  and  telecommunications  services  in  the United
                                    Kingdom.

                                    The Media Group, through U S WEST NewVector Group,  Inc.
                                    ("NewVector"), provides domestic wireless communications
                                    products and services, including cellular services, to a
                                    rapidly  growing customer  base. U  S WEST  and AirTouch
                                    have announced plans to combine their domestic  cellular
                                    properties and create the third largest cellular company
                                    in  the  United  States.  In  addition,  U  S  WEST  and
                                    AirTouch, in partnership with Bell Atlantic  Corporation
                                    and  NYNEX Corporation, have  formed a national wireless
                                    alliance,  which   successfully  bid   on  11   personal
                                    communications  services ("PCS") licenses in March 1995,
                                    and have agreed  to coordinate the  operations of  their
                                    PCS  and  cellular  businesses.  The  Media  Group  also
                                    provides wireless communications services
                                    internationally, including  through  Mercury  One-2-One,
                                    the world's first PCS service, in the United Kingdom.

                                    The   Media  Group's  multimedia  content  and  services
                                    business develops and  packages content and  information
                                    services,   including  telephone  directories,  database
                                    marketing and other interactive services in domestic and
                                    international markets. See "Annex VII -- Media Group  --
                                    Description  of Business," "-- Selected Financial Data,"
                                    "-- Management's  Discussion and  Analysis of  Financial
                                    Condition  and Results  of Operations"  and "-- Combined
                                    Financial Statements."

                        PROPOSAL 1 -- THE RECAPITALIZATION PROPOSAL

GENERAL...........................  The shareholders of U S WEST are being asked to consider and approve  the  Recapitalization  Proposal  which,  if
                                    approved,   would  constitute  approval  of  the  Merger
                                    Agreement, pursuant to which:

                                    (i) U S  WEST would  be merged with  and into  U S  WEST
                                      Delaware  with  U S  WEST  Delaware continuing  as the
                                      surviving corporation; and

                                    (ii) each outstanding share of the Existing Common Stock
                                      would be  automatically converted  into one  share  of
                                      Communications  Stock and one share of Media Stock and
                                      each outstanding share of Existing Series B  Preferred
                                      Stock  would be automatically converted into one share
                                      of Series C Preferred Stock.

                                    For a description  of the procedures  pursuant to  which
                                    the   Media  Stock  and  new  certificates  representing
                                    Communications   Stock    will   be    distributed    to
                                    shareholders,  see "Proposal  1 --  The Recapitalization
                                    Proposal -- Exchange  Procedures; Odd-Lot Program."  The
                                    conversion   of   the   Existing   Common   Stock   into
                                    Communications Stock and Media  Stock is intended to  be
                                    tax free. See "-- Tax Considerations" and "Proposal 1 --
                                    The Recapitalization

                                    Proposal  -- Certain Federal Income Tax Considerations."
                                    No state or federal regulatory approvals are required in
                                    connection with the consummation of the Merger.

                                    IF THE RECAPITALIZATION PROPOSAL IS NOT APPROVED BY  THE
                                    SHAREHOLDERS, THE MERGER WILL NOT BE CONSUMMATED AND THE
                                    EXISTING   COMMON  STOCK  WILL  NOT  BE  CONVERTED  INTO
                                    COMMUNICATIONS STOCK AND MEDIA STOCK.

RISK FACTORS......................  When   evaluating    the   Recapitalization    Proposal,
                                    shareholders of U S WEST should be aware of certain risk
                                    factors relating thereto. Such risk factors include: (i)
                                    the  risks  associated with  an  investment in  a single
                                    company and all of the Company's businesses, assets  and
                                    liabilities;  (ii) the potential  diverging interests of
                                    the two classes of Common Stock; (iii) the lack of legal
                                    precedent with respect  to the fiduciary  duties of  the
                                    board  of  directors of  a company  with two  classes of
                                    common  stock  the  rights  of  which  are  defined   by
                                    specified   operations  of  the  Company;  (iv)  limited
                                    separate stockholder  rights  with respect  to  the  two
                                    classes of Common Stock; (v) the ability of the Board to
                                    change   certain  management   and  accounting  policies
                                    without stockholder approval; (vi) the ability to trans-
                                    fer  funds  between  the  Groups;  (vii)  the  Company's
                                    ability  to  issue  authorized  but  unissued  shares of
                                    Communications Stock or Media Stock without  stockholder
                                    approval;  (viii)  limitations on  potential unsolicited
                                    acquisitions of either Group; (ix) certain anti-takeover
                                    provisions; (x)  the  potential effects  of  a  possible
                                    Disposition of assets attributed to a Group; and (xi) no
                                    assurances  as to the market price of the Communications
                                    Stock or  the  Media  Stock following  the  Merger.  For
                                    additional  information  with respect  to  the foregoing
                                    considerations, see "Risk Factors."

REASONS FOR THE RECAPITALIZATION
 PROPOSAL.........................  The Recapitalization  Proposal  is intended  to  enhance
                                    shareholder   value   by  providing   shareholders  with
                                    securities   that   should   reflect   separately    the
                                    performance   of   the   Company's   communications  and
                                    multimedia businesses.  It  should enable  investors  to
                                    gain  a better  understanding of  the value  inherent in
                                    these businesses  and allow  shareholders to  invest  in
                                    either   or   both  securities   depending   upon  their
                                    investment objectives. The Recapitalization Proposal  is
                                    also  intended to provide the Company with an additional
                                    equity security that  can be  used to  raise capital  as
                                    well as for issuance in connection with acquisitions and
                                    investments.  The  Recapitalization Proposal  would also
                                    preserve for the  Company the  strategic, financial  and
                                    operational  benefits  of  doing  business  as  a single
                                    company by enabling each Group to benefit from synergies
                                    with  the  other.  In  addition,  the   Recapitalization
                                    Proposal  would  permit the  Company to  grant incentive
                                    awards to  employees using  the  class of  Common  Stock
                                    which reflects the performance of the Group in which the
                                    employees work.

                                    By reincorporating in Delaware, the Company will be able
                                    to    benefit   from    Delaware's   comprehensive   and
                                    well-developed corporate laws.  For many years  Delaware
                                    has  followed a  policy of  encouraging incorporation in
                                    that state. In furtherance of that policy, Delaware  has
                                    adopted  a modern and  comprehensive corporation statute
                                    that has been periodically  updated and revised to  meet
                                    changing business needs. As a result, many publicly held
                                    corporations  have initially  chosen Delaware  for their
                                    domicile or have subsequently reincorporated in Delaware
                                    in a manner  similar to  that proposed  by the  Company.
                                    While  the Company has not been impeded in operating its
                                    businesses, and while the  creation of separate  classes
                                    of  common stock would be permitted, under Colorado law,
                                    the  Company  believes  that  Delaware  law  will  offer
                                    clearer  guidance with respect to  legal issues that may
                                    arise as a result of  the existence of separate  classes
                                    of Common Stock. See "Proposal 1 -- The Recapitalization
                                    Proposal    --   Background   and    Reasons   for   the
                                    Recapitalization Proposal."

RECOMMENDATION OF THE BOARD.......  THE BOARD HAS  UNANIMOUSLY ADOPTED THE  RECAPITALIZATION
                                    PROPOSAL  AND BELIEVES THAT ITS  APPROVAL IS IN THE BEST
                                    INTERESTS  OF   THE   COMPANY  AND   ITS   SHAREHOLDERS.
                                    ACCORDINGLY,   THE  BOARD  UNANIMOUSLY  RECOMMENDS  THAT
                                    SHAREHOLDERS  VOTE  IN  FAVOR  OF  THE  RECAPITALIZATION
                                    PROPOSAL.

DIVIDEND POLICY...................  The  Company  has  historically  paid  dividends  on the
                                    Existing Common Stock, most recently at a quarterly rate
                                    of $0.535 per share. If the Recapitalization Proposal is
                                    adopted, the Board currently intends to pay dividends on
                                    the Communications Stock initially  at a quarterly  rate
                                    of  $0.535 per share, the  same dividend currently being
                                    paid on the  Existing Common Stock.  With regard to  the
                                    Media  Stock,  the  Board  currently  intends  to retain
                                    future earnings,  if any,  for  the development  of  the
                                    businesses  of the  Media Group and  does not anticipate
                                    paying dividends on the  Media Stock in the  foreseeable
                                    future.  While the  Board does  not currently  intend to
                                    change this dividend policy, it reserves the right to do
                                    so at any time and from time to time.

                                    Determinations of future dividends on the Communications
                                    Stock and  the Media  Stock, if  any, will  reflect  the
                                    financial  condition, results of operations and business
                                    requirements of the Communications  Group and the  Media
                                    Group,  respectively, and  the Company  as a  whole. For
                                    information concerning restrictions on the funds out  of
                                    which  dividends  on  the Communications  Stock  and the
                                    Media  Stock  may  be  paid,  see  "Proposal  1  --  The
                                    Recapitalization  Proposal --  Dividend Policy"  and "--
                                    Description of Communications Stock  and Media Stock  --
                                    Dividends."

DESCRIPTION OF COMMUNICATIONS
 STOCK AND MEDIA STOCK............  For  a summary  description of  the Communications Stock and the Media Stock, see "Summary Comparison of Terms of
                                    Existing  Common  Stock  with  Terms  of  Communications

                                    Stock  and Media  Stock." For a  detailed description of
                                    the  Communications  Stock  and  the  Media  Stock,  see
                                    "Proposal   1  --   The  Recapitalization   Proposal  --
                                    Description of Communications Stock and Media Stock."

FUTURE INTER-GROUP INTEREST.......  The number of shares  of Media Stock  to be issued  upon implementation  of  the  Recapitalization  Proposal  are
                                    intended initially to represent 100% of the equity value
                                    of the Company  attributable to the  Media Group.  Under
                                    management  policies adopted by  the Board, however, the
                                    Board could, in its sole discretion, determine from time
                                    to time  to contribute,  as additional  equity, cash  or
                                    other  property of the Communications Group to the Media
                                    Group or  purchase shares  of Media  Stock in  the  open
                                    market  with  cash  or  other  property  of  the  Commu-
                                    nications Group. In such event, the Communications Group
                                    would hold  an  interest  in the  equity  value  of  the
                                    Company attributable to the Media Group (an "Inter-Group
                                    Interest"). An Inter-Group Interest would not constitute
                                    outstanding  shares  of Common  Stock  and, accordingly,
                                    would not be  represented by shares  of Media Stock  and
                                    would  not be voted on  any matter by the Communications
                                    Group, including any  matter requiring the  vote of  the
                                    holders of Media Stock as a separate class. However, the
                                    Market  Value attributable  to the  Inter-Group Interest
                                    should  be  reflected  in   the  Market  Value  of   the
                                    Communications  Stock,  which in  turn would  affect the
                                    aggregate voting power represented by the Communications
                                    Stock on any matter  in which holders of  Communications
                                    Stock  and Media Stock vote  together as a single class.
                                    See "Proposal  1  -- The  Recapitalization  Proposal  --
                                    Certain   Management   Policies,"  "--   Description  of
                                    Communications Stock and Media  Stock -- Voting  Rights"
                                    and "-- Future Inter-Group Interest."

STOCK EXCHANGE LISTINGS...........  Application  has been made to the  NYSE and the PSE, and application will be  made to the  Foreign Exchanges,  to
                                    amend   the  Company's  current  listing  agreements  to
                                    provide for  the redesignation  of the  Existing  Common
                                    Stock  as Communications  Stock and  the listing  of the
                                    Media Stock under the symbol  "UMG." See "Proposal 1  --
                                    The   Recapitalization   Proposal   --   Stock  Exchange
                                    Listings."

COMPARISON OF SHAREHOLDER
 RIGHTS...........................  The rights of holders of  the Existing Common Stock  are governed  by the Articles,  the Bylaws of  U S WEST (the
                                    "Existing Bylaws") and  Colorado law.  Upon approval  of
                                    the  Recapitalization Proposal  and consummation  of the
                                    Merger, the rights of holders  of the Common Stock  will
                                    be  governed by the Restated Certificate, the New Bylaws
                                    and Delaware  law. For  a  description of  the  material
                                    differences   between  the  rights  of  holders  of  the
                                    Existing  Common  Stock  and   the  Common  Stock,   see
                                    "Proposal   1  --   The  Recapitalization   Proposal  --
                                    Comparison of Shareholder Rights."

TAX CONSIDERATIONS................  The Company has  been advised  by its  counsel that  the
                                    Communications  Stock and Media  Stock should be treated
                                    as common stock  of the Company  for federal income  tax
                                    purposes

                                    and that no income, gain or loss should be recognized by
                                    the  Company  or the  shareholders  as a  result  of the
                                    implementation of the Recapitalization Proposal  (except
                                    with  respect to the receipt of cash by shareholders who
                                    exercise their dissenters'  rights). However, there  are
                                    no  federal income  tax regulations,  court decisions or
                                    published  Internal  Revenue  Service  (the   "Service")
                                    rulings  bearing directly on transactions similar to the
                                    Recapitalization   Proposal.   Moreover,   the   Service
                                    announced  during 1987 that it  was studying the federal
                                    income  tax  consequences  of   stock  similar  to   the
                                    Communications  Stock and  the Media  Stock and, earlier
                                    this year, the  Service included the  issuance of  stock
                                    with similar characteristics among the transactions upon
                                    which  it would not issue advance rulings. See "Proposal
                                    1 -- The  Recapitalization Proposal  -- Certain  Federal
                                    Income Tax Considerations."

ODD-LOT SHARES....................  Each  holder of Existing Common Stock who receives fewer than 100  shares of  each  of Communications  Stock  and
                                    Media  Stock in the  Merger may elect  to participate in
                                    the Odd-Lot Program  pursuant to which  such holder  may
                                    have  the exchange agent (i) sell all, but not less than
                                    all, of  the  Communications Stock  and/or  Media  Stock
                                    which  such  holder  receives  in  the  Merger  or  (ii)
                                    purchase  additional  shares  of  Communications   Stock
                                    and/or  Media Stock for its account  so as to "round up"
                                    such   stockholder's   holdings   to   100   shares   of
                                    Communications Stock and/or Media Stock. See "Proposal 1
                                    --  The  Recapitalization  Proposal  --  Exchange Proce-
                                    dures; Odd-Lot Program."

DISSENTERS' RIGHTS................  Under  the  Colorado   Business  Corporation  Act   (the
                                    "CBCA"), a holder of shares of the Existing Common Stock
                                    will have the right to dissent from the Merger and elect
                                    to  have the fair value of  such holder's shares paid to
                                    such holder  in cash.  Each  shareholder who  wishes  to
                                    dissent  must cause  U S WEST  to receive,  prior to the
                                    taking  of   the   vote   on   the   approval   of   the
                                    Recapitalization  Proposal,  a  written  notice  of  the
                                    shareholder's intent to demand payment if the Merger  is
                                    effectuated  and must comply with the other requirements
                                    of Article 113 of  the CBCA, the full  text of which  is
                                    attached   to  this  Proxy  Statement  as  Annex  IV.  A
                                    shareholder's vote for  the approval of  the Merger,  or
                                    delivery  of  a  proxy in  connection  with  the Special
                                    Meeting (unless the proxy  specifies a vote against,  or
                                    expressly abstains from the vote on, the approval of the
                                    Recapitalization  Proposal), will constitute a waiver of
                                    such shareholder's right to dissent and will nullify any
                                    written notice of intent to demand payment. A  deviation
                                    from the detailed requirements of Article 113 may result
                                    in  a forfeiture of dissenters'  rights. See "Proposal 1
                                    -- The Recapitalization Proposal -- Dissenters' Rights."

                                      OTHER PROPOSALS

DESCRIPTION.......................  At the Special Meeting, shareholders will also be  asked to  consider and  approve (i)  Proposal 2,  which would,
                                    among other things, amend the  U S WEST 1994 Stock  Plan
                                    to  reflect the revised capital structure of the Company
                                    and  authorize  the   granting  of   awards  in   either
                                    Communications  Stock or  Media Stock, or  both and (ii)
                                    Proposal 3,  which would  amend the  U S  WEST  Deferred
                                    Compensation   Plan  to  provide  for  the  deferral  of
                                    compensation by certain  employees in  phantom units  of
                                    Communications  Stock,  Media  Stock  or  both.  If  the
                                    Recapitalization   Proposal   is    approved   by    the
                                    shareholders,  it  will  be implemented  whether  or not
                                    Proposals 2 and 3 are approved. If the  Recapitalization
                                    Proposal  is not approved, Proposals 2 and 3 will not be
                                    implemented.

RECOMMENDATION OF THE BOARD.......  THE BOARD  HAS UNANIMOUSLY  ADOPTED  EACH OF  THE  OTHER
                                    PROPOSALS  AND BELIEVES  THEIR APPROVAL  IS IN  THE BEST
                                    INTERESTS  OF   THE   COMPANY  AND   ITS   SHAREHOLDERS.
                                    ACCORDINGLY,   THE  BOARD  UNANIMOUSLY  RECOMMENDS  THAT
                                    SHAREHOLDERS VOTE IN FAVOR OF EACH PROPOSAL.

                                 U S WEST, INC.
                            SELECTED FINANCIAL DATA

    The following table sets forth Selected Financial Data of U S WEST and should be read in conjunction with the U S WEST Management's Discussion and Analysis of Financial Condition and Results of Operations and financial statements and notes thereto. See "Annex V -- U S WEST, Inc. -- Management's Discussion and Analysis of Financial Condition and Results of Operations" and "-- Consolidated Financial Statements." The Selected Financial Data at December 31, 1994, 1993, 1992, 1991 and 1990 and for each of the five years ended December 31, 1994, are derived from the Consolidated Financial Statements of U S WEST which have been audited by Coopers & Lybrand L.L.P., independent certified public accountants. See "Experts." The Selected Financial Data at June 30, 1995 and 1994, and for the six months ended June 30, 1995 and 1994, are derived from the unaudited Consolidated Financial Statements of U S WEST, which have been prepared on the same basis as U S WEST's audited Consolidated Financial Statements and, in the opinion of management, contain all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations for these periods.

                                            SIX MONTHS ENDED
                                                JUNE 30,                        YEAR ENDED DECEMBER 31,
                                         ----------------------  -----------------------------------------------------
                                            1995        1994       1994       1993       1992       1991       1990
                                         -----------  ---------  ---------  ---------  ---------  ---------  ---------
                                                        DOLLARS IN MILLIONS (EXCEPT PER SHARE AMOUNTS)
FINANCIAL DATA
Sales and other revenues...............   $   5,722   $   5,349  $  10,953  $  10,294  $   9,823  $   9,528  $   9,369
Income from continuing operations
 (1)...................................         648         699      1,426        476      1,076        840      1,145
Net income (loss) (2)..................         648         699      1,426     (2,806)      (614)       553      1,199
Total assets...........................   $  24,193   $  21,193  $  23,204  $  20,680  $  23,461  $  23,375  $  22,160
Total debt (3).........................       8,990       7,231      7,938      7,199      5,430      5,969      5,147
Shareowners' equity....................       7,679       6,597      7,382      5,861      8,268      9,587      9,240
Earnings per common share (continuing
 operations) (1).......................        1.37        1.56       3.14       1.13       2.61       2.09       2.97
Earnings (loss) per common share.......        1.37        1.56       3.14      (6.69)     (1.49)      1.38       3.11
Dividends per common share.............        1.07        1.07       2.14       2.14       2.12       2.08       2.00
Book value per common share............       16.31       14.52      15.73      13.29      19.95      23.39      23.48
Return on common shareowners' equity
 (4)...................................        17.0%       22.1%      21.6%    --           14.4%       5.7%      13.7%
Percentage of debt to total capital
 (3)...................................        53.9%       52.3%      51.8%      55.1%      39.6%      38.4%      35.8%
Capital expenditures (3)...............   $   1,365   $   1,227  $   2,820  $   2,441  $   2,554  $   2,425  $   2,217

OPERATING DATA
EBITDA (5).............................   $   2,451   $   2,287  $   4,559  $   4,228  $   3,963  $   3,920  $   3,889
Telephone network access lines in
 service (thousands)...................      14,518      14,009     14,336     13,843     13,345     12,935     12,562
Billed access minutes of use
 (millions)............................      28,058      25,630     52,275     48,123     44,369     41,701     38,832
Cellular subscribers...................   1,165,000     738,000    968,000    601,000    415,000    300,000    219,000
Cable television basic subscribers
 served................................     509,000     473,000    486,000     --         --         --         --
Employees..............................      61,448      61,320     61,505     60,778     63,707     65,829     65,469
Number of common shareowners...........     789,009     831,620    816,099    836,328    867,773    899,082    935,530
Weighted average common shares
 outstanding (thousands)...............     469,490     449,024    453,316    419,365    412,518    401,332    386,012
PRO FORMA INFORMATION
Earnings per share of Communications
 Stock.................................   $    1.29   $    1.30  $    2.53
Average shares of Communications Stock
 outstanding (thousands)...............     469,490     449,024    453,316
Earnings per share of Media Stock......   $    0.08   $    0.26  $    0.61
Average shares of Media Stock
 outstanding (thousands)...............     469,490     449,024    453,316

------------------------------
(1) 1995 first six months income includes gains of $49 ($.10 per share) on the sales of rural telephone exchanges. 1994 first six months income includes gains of $31 ($.07 per share) on the sales of rural telephone exchanges and a gain of $41 ($.09 per share) on the sale of the Company's paging unit. 1994 income from continuing operations includes a gain of $105 ($.23 per share) on the sales of 24.4 percent of U S WEST's joint venture interest in cable television/telephone operations in the United Kingdom (TeleWest), a gain of $41 ($.09 per share) on the sale of the Company's paging unit and a gain of $51 ($.11 per share) on the sale of certain rural telephone exchanges. 1993 income from continuing operations was reduced by a restructuring charge of $610 ($1.46 per share) and $54 ($.13 per share) for the cumulative effect on deferred taxes of the 1993 federally mandated increase in income tax rates. 1991 income from continuing operations was reduced by a restructuring charge of $230 ($.57 per share).

(2)  1993 net income was reduced by  extraordinary charges of $3,123 ($7.45  per
     share)   for  the  discontinuance  of  Statement  of  Financial  Accounting
     Standards  ("SFAS")  No.  71  and  $77  ($.18  per  share)  for  the  early extinguishment  of debt.  1993 net  income also  includes a  charge of $120
     ($.28 per share) for U S  WEST's decision to discontinue the operations  of its  capital assets segment. 1992 income includes a charge of $1,793 ($4.35 per share) for the  cumulative effect of  change in accounting  principles.
     Discontinued operations provided net income (loss) of $38 ($.09 per share),
     $103  ($.25 per share), $(287) ($.71 per share) and $54 ($.14 per share) in
     1993, 1992, 1991 and 1990, respectively.
(3)  Capital expenditures,  debt and  the percentage  of debt  to total  capital exclude discontinued operations.
(4)  1993 return on shareowners' equity is not presented. Return on shareowners'
     equity  for  fourth quarter  1993  was 19.9  percent  based on  income from continuing operations.  1992  return on  shareowners'  equity is  based  on income before the cumulative effect of change in accounting principles.
(5)  Earnings  before interest, taxes, depreciation and amortization ("EBITDA").
     EBITDA excludes gains on sales  of assets, restructuring charges and  other income.  The  Company  considers  EBITDA  an  important  indicator  of  the operational strength and  performance of its  businesses. EBITDA,  however, should not be considered as an alternative to operating or net income as an indicator  of  the  performance  of  the  Company's  businesses  or  as  an alternative to  cash  flows  from  operating activities  as  a  measure  of liquidity,  in each case  determined in accordance  with generally accepted accounting principles ("GAAP").

                              COMMUNICATIONS GROUP
                            SELECTED FINANCIAL DATA

    The following table sets forth Selected Combined Financial Data of the Communications Group and should be read in conjunction with the Communications Group Management's Discussion and Analysis of Financial Condition and Results of Operations and Combined Financial Statements. See "Annex VI -- Communications Group -- Management's Discussion and Analysis of Financial Condition and Results of Operations" and "-- Combined Financial Statements." The Selected Combined Financial Data at December 31, 1994 and 1993, and for each of the three years in the period ended December 31, 1994, have been derived from the Communications Group Combined Financial Statements, which have been audited by Coopers & Lybrand L.L.P., independent certified public accountants. See "Experts." At December 31, 1992, 1991 and 1990, and June 30, 1995 and 1994, and for the years ended December 31, 1991 and 1990, and for the six months ended June 30, 1995 and 1994, the Selected Combined Financial Data have been derived from unaudited Communications Group Combined Financial Statements. The unaudited Combined Financial Statements have been prepared on the same basis as the audited Combined Financial Statements and, in the opinion of management, contain all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations for these periods.

                                                       SIX MONTHS ENDED
                                                           JUNE 30,                       YEAR ENDED DECEMBER 31,
                                                     --------------------  -----------------------------------------------------
                                                       1995       1994       1994       1993       1992       1991       1990
                                                     ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                                   DOLLARS IN MILLIONS (EXCEPT PER SHARE AMOUNTS)
FINANCIAL DATA
Operating revenues.................................  $   4,656  $   4,534  $   9,176  $   8,870  $   8,530  $   8,345  $   8,235
Net income (loss) (1)..............................        608        584      1,150     (2,809)      (815)       771        935
Total assets.......................................     16,078     15,655     15,944     15,423     20,655     20,244     19,756
Total debt.........................................      6,657      5,940      6,124      5,673      5,181      5,287      5,029
Communications Group equity........................      3,191      3,044      3,179      2,722      6,003      7,530      7,279
Return on Communications Group equity (2, 3).......       38.2%      40.6%      39.0%      22.5%      13.7%      12.8%      12.8%
Percentage of debt to total capital (3)............       67.6%      66.1%      65.8%      67.6%      46.3%      41.3%      40.9%
Capital expenditures...............................  $   1,193  $   1,118  $   2,477  $   2,226  $   2,385  $   2,194  $   2,022

OPERATING DATA
EBITDA (4).........................................  $   2,106  $   2,018  $   4,026  $   3,743  $   3,553  $   3,547  $   3,500
Telephone network access lines in service
 (thousands).......................................     14,518     14,009     14,336     13,843     13,345     12,935     12,562
Billed access minutes of use (millions)............     28,058     25,630     52,275     48,123     44,369     41,701     38,832
Employees..........................................     51,169     52,937     51,402     52,598     55,352     57,725     57,410

PRO FORMA INFORMATION
Earnings per share.................................  $    1.29  $    1.30  $    2.53
Dividends per share................................       1.07       1.07       2.14
Average shares outstanding (thousands).............    469,490    449,024    453,316

------------------------------
(1) Net income for the first six months of 1995 and 1994 includes gains of $49 and $31, respectively, on the sale of certain rural telephone exchanges. 1994 net income includes a gain of $51 on the sale of certain rural telephone exchanges. 1993 net income was reduced by a $534 restructuring charge and $54 for the cumulative effect on deferred taxes of the 1993 federally mandated increase in income tax rates. 1993 net income was also reduced by extraordinary charges of $3,123 for the discontinuance of SFAS No. 71 and $77 for the early extinguishment of debt. 1992 net income was reduced by $1,745 for the cumulative effect of change in accounting principles. 1991 net income was reduced by $173 for a restructuring charge.
(2) 1993 return on Communications Group equity is based on net income excluding extraordinary items, a restructuring charge and the cumulative effect on deferred taxes of the 1993 federally mandated increase in income tax rates. 1992 return on Communications Group equity is based on income before cumulative effect of change in accounting principles. 1991 return on Communications Group equity is based on net income excluding the effects of a restructuring charge.
(3) The increases in the percentage of debt to total capital and return on Communications Group equity since 1992 are impacted by the effects of discontinuing SFAS No. 71 in 1993 and the cumulative effect of change in accounting principles in 1992.
(4) The Communications Group considers EBITDA an important indicator of the operational strength and performance of its businesses. EBITDA, however, should not be considered as an alternative to operating or net income as an indicator of the performance of the Communications Group's businesses or as an alternative to cash flows from operating activities as a measure of liquidity, in each case determined in accordance with GAAP.

                                  MEDIA GROUP
                            SELECTED FINANCIAL DATA

    The Media Group uses consolidation and proportionate principles of accounting to present certain financial information. Consolidation accounting principles are used to prepare the Combined Financial Statements. See Note 1 to the Media Group Combined Financial Statements included in Annex VII for a complete description of the accounting principles used to prepare the Combined Financial Statements. Proportionate financial information is not required by GAAP, or intended to replace the Combined Financial Statements prepared in accordance with GAAP. Under GAAP, the Media Group combines the entities in which it has a controlling interest and uses the equity method to account for entities in which the Media Group does not have a controlling interest. In contrast, proportionate accounting reflects the Media Group's relative ownership interests in operating revenues and expenses for both its consolidated and equity method entities. Because significant assets attributed to the Media Group are not consolidated, and because of the substantial effect of certain joint ventures on the year-to-year comparability of the Media Group's combined financial results, the Media Group believes that proportionate financial and operating data
facilitate  the  understanding   and  assessment  of   its  Combined   Financial
Statements.

SELECTED COMBINED FINANCIAL DATA
    The following table sets forth Selected Combined Financial Data of the Media Group and should be read in conjunction with the Media Group Management's Discussion and Analysis of Financial Condition and Results of Operations and Combined Financial Statements. See "Annex VII -- Media Group -- Management's Discussion and Analysis of Financial Condition and Results of Operations" and "-- Combined Financial Statements." The Selected Combined Financial Data at December 31, 1994 and 1993, and for each of the three years in the period ended December 31, 1994, have been derived from the Media Group Combined Financial Statements audited by Coopers & Lybrand L.L.P. See "Experts." At December 31, 1992, 1991 and 1990, and June 30, 1995 and 1994, and for the years ended December 31, 1991 and 1990, and for the six months ended June 30, 1995 and 1994, the Selected Combined Financial Data has been derived from unaudited Media Group Combined Financial Statements. The unaudited Combined Financial Statements have been prepared on the same basis as the audited Combined Financial Statements and, in the opinion of management, contain all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations for these periods.

                                                                        SIX MONTHS ENDED
                                                                            JUNE 30,              YEAR ENDED DECEMBER 31,
                                                                        ----------------  ---------------------------------------
                                                                         1995     1994     1994     1993    1992    1991    1990
                                                                        -------  -------  -------  ------  ------  ------  ------
                                                                             DOLLARS IN MILLIONS (EXCEPT PER SHARE AMOUNTS)
FINANCIAL DATA
Sales and other revenues..............................................  $ 1,121  $   877  $ 1,908  $1,549  $1,384  $1,261  $1,210
Income from continuing operations (1).................................       40      115      276      85     146      69     210
Net income (loss).....................................................       40      115      276       3     201   (218)     264
Total assets..........................................................    8,220    5,646    7,394   5,446   3,130   3,235   2,555
Total debt (2)........................................................    2,333    1,291    1,814   1,526     249     682     118
Media Group equity....................................................    4,488    3,553    4,203   3,139   2,265   2,057   1,961
Percentage of debt to total capital (2)...............................     34.2%    26.7%    30.1%   32.7%    9.9%   24.9%    5.7%
Capital expenditures (2)..............................................  $   172  $   109  $   343  $  215  $  169  $  231  $  195
OPERATING DATA
EBITDA (3)............................................................  $   345  $   269  $   533  $  485  $  410  $  373  $  388
Employees.............................................................   10,279    8,383   10,103   8,180   8,355   8,104   8,059
PRO FORMA INFORMATION
Earnings per share....................................................  $  0.08  $  0.26  $  0.61
Average shares outstanding (thousands)................................  469,490  449,024  453,316

------------------------------
(1) Income from continuing operations for the first half of 1994 includes a gain of $41 from the sale of the Company's paging operations. 1994 income from continuing operations includes a gain of $105 on the sale of 24.4 percent of the Company's joint venture interest in TeleWest, and a gain of $41 from the sale of the Company's paging operations. 1993 income from continuing operations was reduced by restructuring charges of $76. 1991 income from continuing operations was reduced by restructuring charges of $57.
(2) Debt, the percentage of debt to total capital and capital expenditures exclude discontinued operations. Including discontinued operations the percentage of debt to total capital was 42.4% at June 30, 1995 and 42.4%, 49.1%, 61.9%, 67.2%, and 66.9% for each of the five years ended in 1994.
(3) The Media Group considers EBITDA an important indicator of the operational strength and performance of its businesses. EBITDA, however, should not be considered as an alternative to operating or net income as an indicator of the performance of the Media Group's businesses or as an alternative to cash flows from operating activities as a measure of liquidity, in each case determined in accordance with GAAP.

SELECTED PROPORTIONATE FINANCIAL DATA

    The following table shows the entities included in the Media Group Combined Financial Statements and the percent ownership by industry segment. The proportionate financial and operating data for these entities are summarized in the proportionate data table below.

                                                                               MULTIMEDIA CONTENT AND
            CABLE AND TELECOMMUNICATIONS      WIRELESS COMMUNICATIONS                 SERVICES
           ------------------------------  ------------------------------  ------------------------------
              DOMESTIC     INTERNATIONAL      DOMESTIC     INTERNATIONAL      DOMESTIC     INTERNATIONAL
           --------------  --------------  --------------  --------------  --------------  --------------
    C
    O
    N
    S                                                                                         Thomson
    O                                                                         U S WEST      Directories
    L         Atlanta                        NewVector                       Marketing          100%
    I         Systems                         84% (1)                        Resources        U S WEST
    D           100%                                                        Group, Inc.        Polska
    A                                                                           100%            100%
    T
    E
    D
                                                              Mercury
                                                             One-2-One
                                                                50%
    E                         TeleWest                         Westel
    Q                          37.8%                        Radiotelefon
    U           TWE           TeleWest                          49%
    I          25.51%          Europe                        Westel 900
    T                           50%                             44%
    Y                                                      EuroTel Czech
                                                              & Slovak
                                                               24.5%

------------------------------
The above table and the selected proportionate financial data that follows exclude certain international and domestic investments (collectively not material) for which the Media Group does not receive timely detailed financial statements.

(1) Proportionate information reflects an approximate 16 percent minority interest in NewVector's underlying operations.

    The following table is not required by GAAP or intended to replace the Combined Financial Statements prepared in accordance with GAAP. It is presented supplementally because the Company believes that proportionate financial and operating data facilitate the understanding and assessment of its Combined Financial Statements. The following table includes allocations of Media Group corporate activity. The table does not reflect financial data of the capital assets segment, which had net assets of $422 at June 30, 1995 and $302 at December 31, 1994. THE FINANCIAL INFORMATION INCLUDED BELOW DEPARTS MATERIALLY FROM GAAP BECAUSE IT AGGREGATES THE REVENUES AND OPERATING INCOME OF ENTITIES NOT CONTROLLED BY THE MEDIA GROUP WITH THOSE OF THE CONSOLIDATED OPERATIONS OF THE MEDIA GROUP.

                                              CABLE AND                     WIRELESS              MULTIMEDIA CONTENT       TOTAL
                                          TELECOMMUNICATIONS             COMMUNICATIONS              AND SERVICES         --------
SIX MONTHS ENDED                     ----------------------------   ------------------------   ------------------------
 JUNE 30, 1995                       DOMESTIC (1)(2) INTERNATIONAL  DOMESTIC   INTERNATIONAL   DOMESTIC   INTERNATIONAL
-----------------------------------  ------------   -------------   --------   -------------   --------   -------------
FINANCIAL DATA (MILLIONS):
  Revenues.........................     $1,251          $ 56          $361         $ 134         $524         $ 44        $ 2,370
  Operating expenses...............        973            79           249           159          313           48          1,821
  Depreciation and amortization....        201            19            50            22           13            5            310
  Operating income (loss)..........         77           (42)           62           (47)         198           (9)           239
  Net income (loss)................        (32)          (13)           31           (60)         119           (5)            40

OPERATING DATA (THOUSANDS):
  EBITDA (millions) (3)............     $  278          $(23)         $112         $ (25)        $211         $ (4)       $   549
  Subscribers/Customers............      2,887           237           988           241         --          --             4,353
  Advertisers......................     --             --             --          --              472          161            633
  Homes passed.....................      4,550           646          --          --             --          --             5,196
  POPs (4).........................     --             --           33,200        38,300         --          --            71,500
  Telephone lines..................     --                93          --          --             --          --                93


SIX MONTHS ENDED
 JUNE 30, 1994
-----------------------------------
FINANCIAL DATA (MILLIONS):
  Revenues.........................     $1,023          $ 43          $313         $  69         $490         $ 11        $ 1,949
  Operating expenses...............        803            63           236            92          280           13          1,487
  Depreciation and amortization....        151            15            41            17           12            1            237
  Operating income (loss)..........         69           (35)           36           (40)         198           (3)           225
  Income (loss) from continuing
   operations......................        (14)          (18)           54           (35)         130           (2)           115

OPERATING DATA (THOUSANDS):
  EBITDA (millions) (3)............     $  220          $(20)         $ 77         $ (23)        $210         $ (2)       $   462
  Subscribers/Customers............      1,853           225           624            90         --          --             2,792
  Advertisers......................     --             --             --          --              464          120            584
  Homes passed.....................      3,092           588          --          --             --          --             3,680
  POPs-Cellular (4)................     --             --           18,500        38,300         --          --            56,800
  Telephone lines..................     --                58          --          --             --          --                58

                                                (see footnotes on following page)

SELECTED PROPORTIONATE FINANCIAL DATA (CONTINUED)

                                     CABLE AND TELECOMMUNICATIONS   WIRELESS COMMUNICATIONS     MULTIMEDIA CONTENT AND
                                                                                                       SERVICES            TOTAL
                                     ----------------------------   ------------------------   ------------------------   --------
YEAR ENDED 1994                      DOMESTIC (1)(2) INTERNATIONAL  DOMESTIC   INTERNATIONAL   DOMESTIC   INTERNATIONAL
-----------------------------------  ------------   -------------   --------   -------------   --------   -------------
FINANCIAL DATA (MILLIONS):
  Revenues.........................     $2,386          $ 85          $634         $ 186        1$,005        $ 79        $ 4,375
  Operating expenses...............      1,854           127           485           254          592           77          3,389
  Depreciation and amortization....        383            31            80            35           24           10            563
  Operating income (loss)..........        149           (73)           69          (103)         389           (8)           423
  Income (loss) from continuing
   operations (5)..................        (53)          (40)           30           (68)         251           (4)           116
  Debt (6).........................     --             --             --          --             --          --             3,865

OPERATING DATA (THOUSANDS):
  EBITDA (millions) (3)............     $  532          $(42)         $149         $ (68)        $413         $  2        $   986
  Subscribers/Customers............      2,407           226           817           169         --          --             3,619
  Advertisers......................     --             --             --          --              468          147            615
  Homes passed.....................      3,952           576          --          --             --          --             4,528
  POPs (4).........................     --             --           18,900        38,300         --          --            57,200
  Telephone lines..................     --                69          --          --             --          --                69


YEAR ENDED 1993
-----------------------------------
FINANCIAL DATA (MILLIONS):
  Revenues.........................     $2,048          $ 59          $432         $  78         $958         $  7        $ 3,582
  Operating expenses...............      1,611           101           331           126          540           10          2,719
  Depreciation and amortization....        301            22            76             5           21        --               425
  Operating income (loss)..........        136           (64)           25           (53)         397           (3)           438
  Income (loss) from continuing
   operations (5)..................         (6)          (49)           (2)          (22)         252           (3)           170
  Debt (6).........................     --             --             --          --             --          --             3,492

OPERATING DATA (THOUSANDS):
  EBITDA (millions) (3)............     $  437          $(42)         $101         $ (48)        $418         $ (3)       $   863
  Subscribers/Customers............      1,837           215           509            41         --          --             2,602
  Advertisers......................     --             --             --          --              459           25            484
  Homes passed.....................      3,061           524          --          --             --          --             3,585
  POPs (4).........................     --             --           18,200        38,300         --          --            56,500
  Telephone lines..................     --                44          --          --             --          --                44

------------------------------
(1) The proportionate results are based on the Media Group's 25.51 percent pro rata priority and residual equity interests in reported TWE results. The reported TWE results are prepared in accordance with GAAP and have not been adjusted to report TWE investments accounted for under the equity method on a proportionate basis. The Media Group's share of TWE results on a proportionate basis do not necessarily reflect the Media Group's recorded share of income due to special allocations of income stipulated by the TWE Partnership Agreement and the amortization of the excess of fair market value over the book value of the partnership net assets. As a result of this special income allocation and amortization, the Media Group's recorded pretax share of TWE operating results was ($11) and ($6) for the six months ended June 30, 1995 and 1994 respectively, and ($18) and ($20) for 1994 and 1993, respectively.
(2) Although the TWE and Atlanta Systems acquisitions occurred within 1993 and 1994, for comparability in reporting, 1993 proportionate results include 12 months of TWE activity and 1994 proportionate results include 12 months of activity for the Atlanta Systems. June 30, 1994 results do not include activity for the Atlanta Systems.
(3) Proportionate EBITDA represents the Media Group's equity interest in the entities multiplied by the entity's EBITDA. As such, proportionate EBITDA does not represent cash available to the Media Group. The Media Group considers EBITDA an important indicator of the operational strength and performance of its businesses. EBITDA, however, should not be considered as an alternative to operating or net income as an indicator of the performance of the Media Group's businesses or as an alternative to cash flows from operating activities as a measure of liquidity, in each case determined in accordance with GAAP.
(4) Potential customers ("POPs"). Wireless Communications -- International includes 29,000 POP's representing the total POP's to be achieved upon completion of the build-out of Mercury One-2-One's PCS network. As of June 30, 1995, Mercury One-2-One's network reached 30% of the population. June 30, 1995 data also includes 14,300 POPs related to the March 1995 acquisition of domestic PCS licenses.
(5) See the Supplementary Selected Proportionate Financial Data schedule to the Media Group Combined Financial Statements for a reconciliation of the proportionate amount of income from continuing operations to the amount reported on a GAAP basis.
(6) See Note 5 to the Media Group Combined Financial Statements for additional information regarding the obligations inherent in the capital structure of the TWE partnership. Included in debt is the Company's proportionate share of TWE external debt of $1,835 and $1,824 in 1994 and 1993, respectively.

                     PRICE RANGES OF EXISTING COMMON STOCK

    The following table sets forth the high and low sales prices of the Existing Common Stock on the New York Stock Exchange Composite Tape (the "Composite Tape") and the dividends paid per share of the Existing Common Stock during the periods indicated.

                                                                 SALE PRICES
                                                             --------------------   DIVIDENDS
                                                               HIGH        LOW        PAID
                                                             ---------  ---------  -----------
1993
  First Quarter............................................  $  43.875  $  37.750   $   0.535
  Second Quarter...........................................     46.00      40.625       0.535
  Third Quarter............................................     49.375     44.50        0.535
  Fourth Quarter...........................................     50.750     45.750       0.535
1994
  First Quarter............................................  $  46.25   $  38.50    $   0.535
  Second Quarter...........................................     43.75      38.25        0.535
  Third Quarter............................................     43.125     38.25        0.535
  Fourth Quarter...........................................     38.875     34.625       0.535
1995
  First Quarter............................................  $  41.375  $  35.125   $   0.535
  Second Quarter...........................................     42.875     39.375       0.535
  Third Quarter (through August 22, 1995)..................     45.00      40.875       0.535

    On April 7, 1995, the trading day prior to the Company's announcement of the Recapitalization Proposal, and on August 22, 1995, the closing sales price of the Existing Common Stock, as reported on the Composite Tape, was $41.875 and $43.00, respectively. As of August 18, 1995, there were 471,391,904 shares of Existing Common Stock outstanding and 794,325 holders of record of Existing Common Stock.

                                  RISK FACTORS

    STOCKHOLDERS OF ONE COMPANY; FINANCIAL IMPACTS ON ONE GROUP COULD AFFECT THE OTHER. Notwithstanding the allocation of assets and liabilities (including contingent liabilities) and stockholders' equity between the Communications Group and the Media Group for the purpose of preparing the respective financial statements of such Groups, holders of Communications Stock and Media Stock will continue to be subject to risks associated with an investment in a single company and all of the Company's businesses, assets and liabilities. Such allocation of assets and liabilities and change in the equity structure of the Company will not result in a distribution or spin-off to shareholders of any assets or liabilities of the Company or any of its subsidiaries or otherwise affect responsibility for the liabilities of the Company or such subsidiaries. As a result, the rights of holders of the Company's or any of its subsidiaries' debt will not be affected thereby. Financial effects arising from either Group that affect the Company's results of operations or financial condition could, if significant, affect the results of operations or financial position of the other Group or the market price of the class of Common Stock relating to the other Group. In addition, the incurrence of significant indebtedness by the Company or one of its subsidiaries on behalf of a Group, including indebtedness incurred or assumed in connection with acquisitions of or investments in businesses, would continue to affect the credit ratings of the Company and its subsidiaries and therefore could increase the borrowing costs of the other Group and the Company as a whole. Any net losses of the Communications Group or the Media Group, and dividends or distributions on, or repurchases of, Communications Stock, Media Stock or Preferred Stock, will reduce the funds of the Company legally available for payment of future dividends on the Communications Stock and the Media Stock. Accordingly, the Company's consolidated financial information should be read in conjunction with the Communications Group's and the Media Group's combined financial information.

    If the Recapitalization Proposal is approved by the shareholders and implemented by the Board, the Company will provide to holders of Communications Stock and Media Stock financial statements, management's discussion and analysis of financial condition and results of operations, business descriptions and other information for each Group and for the consolidated Company. The financial statements of each Group would reflect the financial position, results of operations and cash flows of the businesses included therein. Consistent with the Restated Certificate and relevant policies, such Group's financial statements would also include allocated portions of the Company's corporate assets and liabilities (including contingent liabilities) that are not separately identified with the operations of a specific Group. See "Proposal 1 -- The Recapitalization Proposal -- Accounting Matters and Policies" and the financial information of the Company, the Communications Group and the Media Group set forth in Annexes V, VI, and VII hereto, respectively.

    LIMITED SEPARATE STOCKHOLDER RIGHTS; NO ADDITIONAL RIGHTS WITH RESPECT TO THE GROUPS; EFFECTS ON VOTING POWER. Under the Recapitalization Proposal, holders of Communications Stock and Media Stock would have only the rights customarily held by common stockholders of the Company and would not have any rights related to their corresponding Group or have any right to vote on matters as a separate class other than (i) as set forth in the provisions relating to dividend and liquidation rights and requirements for a mandatory dividend, redemption or conversion upon the disposition of assets attributed to their corresponding Group described under "Proposal 1 -- The Recapitalization Proposal -- Description of Communications Stock and Media Stock -- Conversion and Redemption -- Mandatory Dividend, Redemption or Conversion of Common Stock" and
(ii) separate voting rights in limited circumstances under the Delaware General Corporation Law (the "DGCL"). Separate meetings for the holders of Communications Stock and Media Stock would not be held. In addition, principles of Delaware law established in cases involving differing treatment of two classes of capital stock or two groups of holders of the same class of capital stock provide that a board of directors owes an equal duty to all stockholders regardless of class or series and does not have separate or additional duties to either group of stockholders.

    The relative voting power of shares of Communications Stock and Media Stock would fluctuate from time to time, with each share of Communications Stock having one vote and each share of Media Stock having a variable number of votes, based upon the ratio, over a specified period, of the time-weighted average Market Value of one share of Media Stock to the time-weighted average Market Value of one share of Communications Stock. This formula is intended to equate the proportionate voting rights of each class of Common Stock to their respective Market Values at the time of any vote. The Company anticipates that the Communications Stock will initially represent a majority of the voting power of all the Company's stock entitled to vote in the election of directors. Market Value could be influenced by many factors, including the results of operations of the Company and each of the Groups, the regulatory environment, trading volume, share issuances and repurchases and general economic and market conditions. See "Proposal 1 -- The Recapitalization Proposal -- Description of Communications Stock and Media Stock -- Voting Rights." Such changes in the aggregate votes or relative voting power of the Media Stock or Communications Stock could result from the market's reaction to a decision by the Company's management or Board that is perceived to disparately affect one class of Common Stock in comparison to another.

    When a vote is taken on any matter as to which all stock is voting together as one class, any class or series that is entitled to more than the number of votes required to approve such matter will be in a position to control the outcome of the vote on such matter. Certain matters on which holders of Communications Stock and Media Stock would vote together as a single class could involve a divergence or the appearance of a divergence of the interests between the holders of Communications Stock and the Media Stock. For example, the Restated Certificate and the DGCL do not require that a merger or consolidation of the Company be approved by a separate vote of holders of any class of Common Stock. As a result, if the holders of Common Stock having a majority of the voting power of all shares of Common Stock outstanding approved a merger or consolidation of the Company, then (a) the merger or consolidation could be
consummated   even   if   the  holders   of   a   majority  of   any   class  of

Common Stock had voted against the merger or consolidation and (b) the amount to be received by the holders of such class of Common Stock in the merger or consolidation might be materially less than the amount such holders would have received had the approval of the holders of a majority of such class of Common Stock been required. See "-- Potential Diverging Interests -- Allocation of Proceeds of Mergers or Consolidations."

    POTENTIAL DIVERGING INTERESTS. The existence of separate classes of Common Stock could give rise to occasions when the interests of the holders of Communications Stock and holders of Media Stock diverge or appear to diverge. Examples include determinations by the Board to (i) pay or omit the payment of dividends on Communications Stock or Media Stock, (ii) allocate consideration to be received by holders of Common Stock in connection with a merger or consolidation involving the Company among holders of Communications Stock and Media Stock, (iii) convert one class of Common Stock into shares of the other class of Common Stock, (iv) approve certain dispositions of assets attributed to any Group, (v) if and to the extent there is an Inter-Group Interest, allocate the proceeds of issuances of Media Stock either to the Communications Group in respect of the Inter-Group Interest or to the equity of the Media Group, (vi) formulate uniform public policy positions for the Company and (vii) make operational and financial decisions with respect to one Group that could be considered to be detrimental to the other Group, including whether to make transfers of funds between Groups as described below. When making decisions with regard to matters that create potential diverging interests, the Board would act in accordance with the terms of the Restated Certificate, the management and accounting policies described in "Proposal 1-- The Recapitalization Proposal -- Certain Management Policies" and "-- Accounting Matters and Policies," to the extent applicable, and its fiduciary duties, which require the Board to consider the impact of such decisions on all stockholders. See "-- Fiduciary Duties of the Board" below. The Board could also from time to time refer to an existing committee or one or more new committees of the Board matters involving such conflict issues and have such committee or committees report to the Board on such matters or decide such matters to the extent permitted by the New Bylaws and applicable law. Each of the foregoing potential conflicts of interest is discussed below:

        NO ASSURANCE OF PAYMENT OF DIVIDENDS. The Board currently intends that the dividend policy applicable to the Communications Stock would be the same as the dividend policy applicable to the Existing Common Stock and believes that implementation of the Recapitalization Proposal would not adversely affect the Company's ability to pay dividends on the Communications Stock. The Board currently does not intend to pay dividends on the Media Stock. Determinations as to the future dividends on the Communications Stock and the Media Stock would be based primarily upon the financial condition, results of operations and business requirements of the relevant Group and the Company as a whole. Dividends on the Communications Stock and the Media Stock, if any, would be payable out of the lesser of (i) all funds of the Company legally available for the payment of dividends and (ii) the Available Dividend Amount with respect to the relevant Group. Subject only to such limitations, the Board reserves the right to declare and pay dividends on the Communications Stock and the Media Stock in any amount and could, in its sole discretion, declare and pay dividends exclusively on the Communications Stock, exclusively on the Media Stock or on both, in equal or unequal amounts, notwithstanding the relative amounts of the Communications Group Available Dividend Amount and the Media Group Available Dividend Amount, the amount of prior dividends declared on each class, the respective voting or liquidation rights of each class or any other factor. In addition, net losses of any Group, dividends and distributions on, and repurchases of, any class of Common Stock or Preferred Stock would reduce the assets of the Company legally available for future dividends on the Communications Stock and the Media Stock. See "Proposal 1 -- The Recapitalization Proposal -- Dividend Policy" and "-- Description of Communications Stock and Media Stock -- Dividends."

        ALLOCATION OF PROCEEDS OF MERGERS OR CONSOLIDATIONS. The Restated Certificate does not contain any provisions governing how consideration to be received by holders of Common Stock in connection with a merger or consolidation involving the entire Company is to be allocated among holders of different classes of Common Stock. In any such merger or consolidation, the percentage of the consideration to be allocated to holders of any class of Common Stock will be determined by the Board and may be materially more or less than that which might have been allocated to such holders had the Board chosen a different method of allocation. See "-- Limited Separate Stockholder Rights; No Additional Rights with respect to the Groups; Effects on Voting Power" below.

        OPTIONAL CONVERSION OF CLASS OF COMMON STOCK. The Board could, in its sole discretion, at any time determine to convert shares of Media Stock into shares of Communications Stock at a premium equal to 115% for the first five years and thereafter declining annually to 100% by the ninth anniversary of the Effective Time and could also, following the ninth anniversary of the Effective Time, in its sole discretion, determine to convert shares of Communications Stock into shares of Media Stock at no premium. In addition, the Board could, in its sole discretion, determine to convert shares of the class of Common Stock of one Group into shares of the class of Common Stock of the other Group at a 110% premium following any dividend or partial redemption undertaken in connection with a disposition of all or substantially all of the properties or assets attributed to the Group whose stock is being converted. Any such determination could be made at a time when either or both of the Communications Stock and the Media Stock may be considered to be overvalued or undervalued. In addition, any such conversion at any premium would dilute the interests in the Company of the holders of the class of Common Stock not subject to conversion and would preclude holders of both classes of Common Stock from retaining their investment in a security that is intended to reflect separately the performance of the relevant Group. In determining whether to convert one class of Common Stock into the other class of Common Stock, the Board would act in accordance with its good faith business judgment that any such conversion is in the best interests of the Company and all of its stockholders, including both the holders of the class of Common Stock being converted and the holders of the class of Common Stock into which it is to be converted. See "Proposal 1 -- The Recapitalization Proposal -- Description of Communications Stock and Media Stock -- Conversion and Redemption."

        DISPOSITIONS OF GROUP ASSETS. Assuming the assets attributed to any Group represent less than substantially all of the properties and assets of the Company, the Board could, in its sole discretion and without stockholder approval, approve sales and other dispositions of any amount of the properties and assets attributed to such Group because Delaware law and the Restated Certificate require stockholder approval only for a sale or other disposition of all or substantially all of the properties and assets of the entire Company. The proceeds from any such disposition would be assets attributed to such Group and used for its benefit, subject to the management policies described under "Proposal 1 -- The Recapitalization Proposal -- Certain Management Policies." The Restated Certificate contains provisions that, in the event of a Disposition of all or substantially all of the properties and assets attributed to any Group (i.e., 80% or more on a current market value basis), other than in a Related Business Transaction, require the Company to either (i) distribute to holders of the class of Common Stock relating to the Group subject to such Disposition an amount equal to their proportionate interest in the Fair Value of the Net Proceeds of such Disposition, either by special dividend or by redemption of all or part of the outstanding shares of such Common Stock, or (ii) convert the outstanding shares of such Common Stock into a number of shares of the class of Common Stock relating to the other Group equal to 110% of the ratio, calculated over a period of time, of the average Market Value of one share of the Common Stock relating to the Group subject to such Disposition to the average Market Value of one share of Common Stock relating to the other Group. See "Proposal 1 -- The Recapitalization Proposal -- Description of Communications Stock and Media Stock -- Conversion and Redemption." The terms of the Common Stock do not require the Board to select the option which would result in the distribution with the highest value to the holders of the Common Stock relating to the Group subject to such Disposition or with the smallest effect on the Common Stock relating to the other Group. The Board would select an option based upon its good faith business judgment that such option is in the best interests of the Company and all of its stockholders. See "-- Fiduciary Duties of the Board."

        ALLOCATION OF PROCEEDS UPON ISSUANCE OF MEDIA STOCK. If the Communications Group, at the time the Company issues any shares of Media Stock, holds an Inter-Group Interest representing an interest in the equity value of the Media Group, the Board would, in its sole discretion, determine whether to allocate all or any portion of the proceeds of such issuance to the Media Group or to the Communications Group. To the extent the net proceeds of such issuance of shares of Media Stock are allocated to the Media Group, the financial statements of the Media Group would reflect the receipt of such proceeds. To the extent such net proceeds are allocated to the Communications Group, the financial statements of the Communications Group would reflect a reduction in the Inter-Group Interest and the receipt of such proceeds.

        PUBLIC POLICY DETERMINATIONS. Because of the nature of the businesses of the Communications Group and the Media Group, the Groups may have diverging interests as to the position the Company should take with respect to various regulatory issues. For example, the Communications Group's interests may be advanced by regulation requiring all common carriers, including new entrants, to comply with the same tariff filing and approval requirements, while the Media Group's interests may be advanced by regulation permitting non-dominant, new entrants to comply with a relaxed set of requirements. In addition, increasing overlap between the businesses of the two Groups resulting from regulatory changes and technological advancements may increase such conflicts. The Board will ensure that management implements procedures to resolve any such conflict in the best interests of the Company and all of its stockholders. In the event any such conflict cannot be resolved or otherwise requires resolution by the Board, the Board would resolve such conflict in accordance with its good faith business judgment of the best interests of the Company and all of its stockholders.

        OPERATIONAL AND FINANCIAL DECISIONS. The Board could, in its sole discretion, from time to time, make operational and financial decisions or implement policies that affect disproportionately the businesses of the Communications Group and the Media Group, such as transfers of services, funds or assets between Groups and other inter-Group transactions, the allocation of financing opportunities in the public markets and the allocation of business opportunities, resources and personnel that may be suitable for both Groups. Any such decision may favor one Group at the expense of the other. For example, the decision to obtain funds for one Group may adversely affect the ability of the other Group to obtain funds sufficient to implement its growth strategies. In addition, the increasing overlap between the businesses of the two Groups as a result of regulatory changes and technological advancements will make such operational and financial decisions more difficult. All such decisions will be made by the Board in its good faith business judgment or in accordance with procedures adopted by the Board from time to time to ensure that such decisions will be made in a manner consistent with the best interests of the Company and its stockholders. For further discussion of potential divergences of interests, see "-- Fiduciary Duties of the Board," "-- Transfer of Funds Between
    Groups; Equity Contributions" and "Proposal 1 -- The Recapitalization Proposal -- Certain Management Policies." Many of the foregoing conflicts exist today with respect to decisions that affect disproportionately U S WEST Communications and the rest of the Company's businesses.

    FIDUCIARY DUTIES OF THE BOARD. Although the Company is not aware of any legal precedent involving the fiduciary duties of directors of corporations having two classes of common stock, or separate classes or series of capital stock, the rights of which are defined by reference to specified operations of the corporation, principles of Delaware law established in cases involving differing treatment of two classes of capital stock or two groups of holders of the same class of capital stock provide that a board of directors owes an equal duty to all stockholders regardless of class or series. Under these principles of Delaware law and the related principle known as the "business judgment rule," absent abuse of discretion, a good faith business decision made by a disinterested and adequately informed Board, or a committee thereof, with respect to any matter having disparate impacts upon holders of Communications Stock and holders of Media Stock would be a defense to any challenge to such determination made by or on behalf of the holders of either class of Common Stock.

Nevertheless, a Delaware court hearing a case involving such a challenge may decide to apply principles of Delaware law other than those discussed above, or may develop new principles of Delaware law, in order to decide such a case, which would be a case of first impression.

    MANAGEMENT AND ACCOUNTING POLICIES SUBJECT TO CHANGE. The Board has adopted certain management and accounting policies described herein applicable to the preparation of the financial statements of the Communications Group and the Media Group and the conduct of their respective businesses, which policies may be modified or rescinded in the sole discretion of the Board without approval of the stockholders, although there is no present intention to do so. The Board may also adopt additional policies depending upon the circumstances. Any determination of the Board to modify or rescind such policies, or to adopt additional policies, including any such decision that would have disparate impacts upon holders of Communications Stock and Media Stock, would be made by the Board based on its good faith business judgment that such decision is in the best interests of the Company and all the Company's stockholders, including the holders of Communications Stock and the holders of Media Stock. In making such determination, the Board may also consider regulatory requirements, including those imposed on U S WEST Communications by the public utility commissions of various states (the "PUCs") and the Federal Communications Commission (the "FCC"). In addition, generally accepted accounting principles require that any change in accounting policy be preferable (in accordance with such principles) to the policy previously established. See "Proposal 1 -- The Recapitalization Proposal -- Certain Management Policies" and "-- Accounting Matters and Policies."

    TRANSFER OF FUNDS BETWEEN GROUPS; EQUITY CONTRIBUTIONS. The Company does not intend to transfer funds between the Groups, except for certain short-term ordinary course advances of funds at market rates associated with the Company's centralized cash management. The Board may, however, in certain circumstances determine to transfer funds between Groups. Any such determination to transfer funds between Groups would be made by the Board in the exercise of its good faith business judgment based upon all relevant circumstances, including the financing and investing needs and objectives of each Group, the availability, cost and time associated with alternative financing sources, investment opportunities, prevailing interest rates and general economic conditions. Any such transfer would be accounted for, in the sole discretion of the Board, as either a market rate interest bearing loan or, as described in the next paragraph, an equity contribution. No loans will be made by the regulated businesses of the Communications Group to the Media Group. See "Proposal 1 -- The Recapitalization Proposal -- Certain Management Policies."

    Under management policies adopted by the Board, the Board could in its sole discretion, determine from time to time to contribute, as additional equity, cash or other property of the Communications Group to the Media Group, thereby creating or increasing the Inter-Group Interest, which will represent an interest in the equity value of the Company attributable to the Media Group. Similarly, the Board could, in its sole discretion, determine from time to time to transfer cash or other property from the Media Group to the Communications Group, thereby decreasing the Inter-Group Interest. Although any increase in the Inter-Group Interest resulting from an equity contribution by the Communications Group to the Media Group or any decrease in the Inter-Group Interest resulting from a transfer of funds from the Media Group to the Communications Group would be determined by reference to the then current Market Value of Media Stock, such an increase could occur at a time when such shares could be considered undervalued and such a decrease could occur at a time when such shares could be considered overvalued. The holders of outstanding shares of Media Stock would not have an opportunity to participate in a similar transaction. See "Proposal 1 -- The Recapitalization Proposal -- Future Inter-Group Interest."

    ABSENCE OF APPROVAL RIGHTS OF FUTURE ISSUANCES OF AUTHORIZED SHARES. The approval of the stockholders of the Company will not be solicited by the Company for the issuance of authorized but unissued shares of Communications Stock or Media Stock, unless such approval is deemed advisable by the Board or is required by applicable law, regulation or stock exchange listing requirements.

    LIMITATIONS ON POTENTIAL UNSOLICITED ACQUISITIONS. If the Communications Group or Media Group were stand-alone corporations, any person interested in acquiring either of such corporations without negotiation with management could seek control of the outstanding stock of such corporation by means of a tender offer or proxy contest. Although the Recapitalization Proposal would create two classes of Common Stock that are intended to reflect the separate performance of the Groups, a person interested in acquiring only one Group without negotiation with the Company's management would still be required to seek control of the voting power represented by all of the outstanding capital stock of the Company entitled to vote on such acquisition, including the class of Common Stock related to the other Group. See "-- Limited Separate Stockholder Rights; No Additional Rights with respect to the Groups; Effects on Voting Power" and "Proposal 1 -- The Recapitalization Proposal -- Description of Communications Stock and Media Stock -- Voting Rights."

    ANTI-TAKEOVER CONSIDERATIONS. As a result of the reincorporation of the Company in Delaware, certain provisions of Delaware law could have the potential to make an attempted takeover of the Company by a third party more difficult. See "Proposal 1 -- The Recapitalization Proposal -- Anti-Takeover Considerations."

    POTENTIAL EFFECTS OF POSSIBLE DISPOSITION OF ASSETS ATTRIBUTED TO A GROUP. The terms of the Common Stock provide that upon a Disposition of all or substantially all of the properties and assets attributed to any Group, the Company would be required, subject to certain exceptions, either to pay a special dividend on or redeem the outstanding shares of the class of Common Stock relating to such Group or convert such Common Stock into shares of the class of Common Stock relating to the other Group. If the Group subject to such Disposition were a separate independent company and its shares were acquired by another person, certain costs of such Disposition, including corporate level taxes, might not be payable in connection with such an acquisition. As a result, the consideration that would be received by stockholders of such separate independent company in connection with such an acquisition might be greater than the Fair Value of the Net Proceeds that would be received by holders of the class of Common Stock relating to such Group if the assets attributed to such Group were sold. In addition, no assurance can be given that the Net Proceeds per share of the class of Common Stock relating to such Group to be received in connection with a Disposition of all of the assets attributed to such Group will be equal to or more than the market value per share of such Common Stock prior to or after announcement of such Disposition. See "-- No Assurance as to Market Price" and "Proposal 1 -- The Recapitalization Proposal -- Description of Communications Stock and Media Stock -- Conversion and Redemption -- Mandatory Dividend, Redemption or Conversion of Common Stock."

    NO ASSURANCE AS TO MARKET PRICE. Because there has been no prior market for the Communications Stock or the Media Stock, there can be no assurance as to their market price following the Merger. Moreover, there can be no assurance that the combined market values of the Communications Stock and the Media Stock held by a stockholder after the Merger will equal or exceed the market value of the Existing Common Stock held by such stockholder prior to the Merger. See "Price Ranges of Existing Common Stock."

    The market prices of the Communications Stock and the Media Stock would be determined in the trading markets and could be influenced by many factors, including the consolidated results of the Company, as well as the respective performances of the Communications Group and the Media Group, investors' expectations for the Company as a whole, the Communications Group and the Media Group, the regulatory environment, trading volume, share issuances and repurchases and general economic and market conditions. There can be no assurance that investors would assign values to the Communications Stock and Media Stock based on the reported financial results and prospects of the relevant Group or the dividend policies established by the Board with respect to such Group. Accordingly, financial effects of either Group that affect the Company's consolidated results of operations or financial condition could affect the market price of shares of both the Communications Stock and the Media Stock. In addition, the Company cannot predict the impact on their market prices of certain terms of the securities, such as the redemption and conversion rights applicable upon the disposition of substantially all the assets attributed to either Group, the ability of the Company to convert shares of one class of Common Stock into shares of the other class of Common Stock or the discretion of the Board to make various determinations. There is no assurance that the Media Stock will be included in any stock market index in which the Existing Common Stock is now included, or that the Communications Stock will continue to be included in such index. Not being included in an index could adversely affect demand for the Media Stock or the Communications Stock and, consequently, the market price thereof.

                                    GENERAL

    This Proxy Statement is furnished to the shareholders of U S WEST in connection with the solicitation of proxies by the Board for use at the Special Meeting to be held on October 31, 1995. This Proxy Statement is first being
mailed  to shareholders on or  about            , 1995.  At the Special Meeting,
holders of Existing Common Stock will consider and vote upon approval of the Recapitalization Proposal and Proposals 2 and 3. Such stockholders will also consider and vote upon such other matters as may properly be brought before the meeting.

    Only  holders  of record  of shares  of  the Existing  Common Stock  and the
Existing Series B Preferred Stock at the  close of business on           ,  1995
will be eligible to vote at the Special Meeting. As of          , 1995, the most
recent  practicable date prior to the date  of this Proxy Statement, the Company
had issued and outstanding          shares of Existing  Common Stock and  50,000
shares  of Series B Preferred Stock.  The        shares of Existing Common Stock
held in the Company's treasury will not be voted. Each share of Existing Common Stock is entitled to one vote on all Proposals and each share of Existing Series B Preferred Stock is entitled to one vote only with respect to the Recapitalization Proposal. The presence of a majority of the outstanding shares of the Existing Common Stock and a majority of the outstanding shares of the Existing Series B Preferred Stock represented in person or by proxy at the Special Meeting will constitute a quorum. Shares represented by properly executed proxies in time for the Special Meeting will be voted at such meeting in the manner specified by the holders thereof. Proxies which are properly executed but which do not contain voting instructions will be voted in favor of approval and adoption of the Recapitalization Proposal and Proposals 2 and 3. Shares represented by proxies which are marked "abstain" will be counted as shares present for purposes of determining the presence of a quorum. Proxies relating to "street name" shares that are voted by brokers on one or more but less than all the proposals will nevertheless be treated as shares present for purposes of determining the presence of a quorum, but will not be treated as shares entitled to vote at the Special Meeting as to the proposal as to which authority to vote is withheld by the broker ("broker non-votes"). It is not expected that any matter other than those referred to herein will be brought before the Special Meeting. If, however, other matters are properly presented, the persons named as proxies will vote in accordance with their judgment with respect to such matters. The grant of a proxy on the enclosed form does not preclude a shareholder from voting in person. A shareholder may revoke a proxy at any time prior to its exercise by submitting a new proxy at a later date, by filing with the Secretary of the Company a duly executed revocation of proxy bearing a later date or by voting in person at the Special Meeting. Attendance at the Special Meeting will not of itself constitute revocation of a proxy.

    For participants in the U S WEST Shareowner Investment Plan, the proxy card will cover the number of full shares in the plan account, as well as shares registered in the participant's name. For participants in the U S WEST Payroll Stock Ownership Plan ("PAYSOP") or the U S WEST Savings Plan/ESOP ("SP/E"), the proxy card will also serve as a voting instruction card for the trustees of those plans with respect to the shares held in the participants' accounts. Shares held in the SP/E for which proxy cards are not returned (as well as shares held in the suspense account under the plan) will be voted by the trustee of the SP/E in accordance with its own proxy voting guidelines. Shares held in the PAYSOP cannot be voted unless a proxy card covering those shares is signed and returned.

    The Recapitalization Proposal will require the affirmative vote of (i) the holders of a majority of the outstanding shares of Existing Common Stock, voting as a separate class, (ii) the holders of two-thirds of the outstanding shares of Existing Series B Preferred Stock, voting as a separate class, and

(iii) the holders of a majority of all outstanding shares of Existing Common Stock and Existing Series B Preferred Stock, voting together as a single class. Accordingly, with respect to the Recapitalization Proposal, abstentions and broker non-votes will have the same effect as negative votes. Proposals 2 and 3 will each be decided by the affirmative vote of a majority of the shares present in person or represented by proxy at the meeting and entitled to vote thereon. Accordingly, with respect to Proposals 2 and 3, an abstention will have the same effect as a negative vote but, because shares held by brokers will not be considered entitled to vote on matters as to which such brokers withhold authority, a broker non-vote will not have the same effect as a negative vote.

    Fund American, the sole holder of all of the outstanding shares of Existing Series B Preferred Stock, has agreed to vote such shares in favor of the Recapitalization Proposal. The directors and executive officers of U S WEST beneficially own less than one percent of the outstanding shares of Existing Common Stock.

    A PROXY CARD IS ENCLOSED FOR YOUR USE. YOU ARE SOLICITED ON BEHALF OF THE BOARD TO COMPLETE, SIGN, DATE AND RETURN THE PROXY CARD IN THE ACCOMPANYING ENVELOPE, WHICH IS POSTAGE-PAID IF MAILED IN THE UNITED STATES.

    U S WEST Delaware is a wholly-owned subsidiary of U S WEST and is not engaged in any business activity unrelated to the Merger. The principal executive offices of U S WEST and U S WEST Delaware are located at 7800 East Orchard Road, Englewood, Colorado 80111 (telephone number (303) 793-6500).

                  PROPOSAL 1 -- THE RECAPITALIZATION PROPOSAL

GENERAL

    The holders of the Existing Common Stock are being asked to consider and approve the Recapitalization Proposal which, if approved, would constitute approval of the Merger Agreement, pursuant to which:

        (i) U S WEST would be merged with and into U S WEST Delaware, with U S WEST Delaware continuing as the surviving corporation; and

        (ii) each outstanding share of Existing Common Stock would be automatically converted into one share of Communications Stock and one share of Media Stock and each outstanding share of Existing Series B Preferred Stock would be automatically converted into one share of Series C Preferred Stock.

    The ratio of one share of Media Stock for each share of Existing Common Stock was determined by the Board in consultation with Lehman Brothers Inc., the Company's lead financial advisor, and Morgan Stanley & Co. Incorporated, the Company's co-advisor in connection with the Recapitalization Proposal, and is based upon the desired initial trading range of the Media Stock and the common stockholders' equity value of the Company attributable to the Media Group. This equity value was established by taking into account, among other factors, the initial level of the Company's debt and equity capitalization to be assigned to the Media Group, the Media Group's recent historical financial performance relative to its competitors that are publicly traded and the current state of the markets for public offerings and other stock transactions. The conversion of the Existing Common Stock into Communications Stock and Media Stock is intended to be tax free. See "-- Certain Federal Income Tax Considerations."

    IF THE RECAPITALIZATION PROPOSAL IS NOT APPROVED BY THE SHAREHOLDERS, THE MERGER WILL NOT BE CONSUMMATED AND THE EXISTING COMMON STOCK WILL NOT BE CONVERTED INTO COMMUNICATIONS STOCK AND MEDIA STOCK.

    If the Recapitalization Proposal is approved by shareholders, the Company anticipates that the Merger will become effective following the filing of a certificate of merger with the Secretary of State of Delaware and articles of merger with the Secretary of State of Colorado. The time of such effectiveness is referred to herein as the "Effective Time." It is presently anticipated that such filings will be made as promptly as practicable after the Special Meeting. No state or federal regulatory approvals are required in connection with the consummation of the Merger.

    The authorized but unissued shares of Communications Stock and Media Stock would be available for issuance from time to time by the Company at the discretion of the Board for any proper corporate purpose, which could include raising capital, payment of dividends, providing compensation or benefits to employees or acquiring companies or businesses. The issuance of such additional shares would not be subject to approval by the stockholders of the Company unless deemed advisable by the Board or required by applicable law, regulation or stock exchange listing requirements.

    The Merger Agreement may be terminated at any time prior to the Effective Time, either before or after shareholder approval, by the Board for any reason, including if the Board determines that the amount required to be paid to holders of Existing Common Stock who exercise their dissenters' rights with respect to the Merger will adversely affect the Company's financial condition. In addition, the terms of the Merger Agreement may be amended prior to the Effective Time, provided that the Merger Agreement may not be amended after the Merger has been approved by U S WEST's shareholders if, in the judgment of the Board, such amendment would have a material adverse effect on the rights of shareholders.

RECOMMENDATION OF THE BOARD

    THE BOARD HAS UNANIMOUSLY ADOPTED THE RECAPITALIZATION PROPOSAL AND BELIEVES THAT ITS APPROVAL IS IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS. ACCORDINGLY, THE BOARD UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE IN FAVOR OF THE RECAPITALIZATION PROPOSAL.

EXCHANGE PROCEDURES; ODD-LOT PROGRAM

    Upon consummation of the Merger, the Existing Common Stock share certificates ("Existing Certificates") will represent shares of Communications Stock. As soon as practicable following the Effective Time, holders of Existing Common Stock of record as of the Effective Time will be mailed certificates representing shares of Media Stock, and information pursuant to which each holder may, at its option, forward its Existing Certificates to State Street Bank and Trust Company, as exchange agent, for surrender and exchange for certificates representing shares of Communications Stock. In lieu of certificates, enrollees in the U S WEST Shareowner Investment Plan will receive a statement setting forth their holdings of Communications Stock and Media Stock.

    On a date as soon as practicable following the mailing to stockholders of certificates representing shares of Media Stock (the "Mailing Date"), the Company will mail to each stockholder who receives fewer than 100 shares of Communications Stock and Media Stock information with respect to, and a form for use in connection with, the Odd-Lot Program. Pursuant to the terms of the Odd-Lot Program, each holder of Existing Common Stock who receives fewer than 100 shares of each of Communications Stock and Media Stock pursuant to the Merger and elects to participate therein may instruct the exchange agent, acting as agent for such shareholder, (i) to sell all, but not less than all, of such stockholder's shares of Communications Stock and/or Media Stock on the NYSE for its account for cash or (ii) to purchase for its account additional shares of Communications Stock and/or Media Stock so as to "round up" such stockholder's holdings to 100 shares of Communications Stock and/or Media Stock.

    The Odd-Lot Program will commence shortly after the Mailing Date and remain open for 90 days thereafter. During this period, the exchange agent will periodically offset requests from stockholders who participate in the Odd-Lot Program who wish to sell their odd-lot holdings of Communications Stock and/or Media Stock against requests from other participants who wish to purchase additional shares to "round-up" their odd-lot holdings of Communications Stock and/or Media Stock to 100 shares. The exchange agent will sell or arrange the sale of any shares not taken up in such off-setting process, or purchase any shares needed to satisfy requests for "rounding up" that cannot be satisfied through such off-setting process, in the open market. A stockholder buying or selling shares of Communications Stock and/or Media Stock under the Odd-Lot Program will pay or receive, as the case may be, the weighted average price for all shares of Communications Stock and/or Media Stock purchased or sold under the Odd-Lot Program in open-market transactions on the day the participant's sale occurs, less a small fee to cover administrative fees and brokerage transactions. In the event, however, that sales and purchases of Communications Stock and/or Media Stock under the Odd-Lot Program are evenly matched for any given processing interval, so that requested "rounding up" purchases are exactly satisfied by requested sales, the price at which shares shall be deemed to be purchased or sold under the Odd-Lot Program will be the average of the high and low sale price for the applicable class of Common Stock on the day on which the participating stockholder's request was offset against that of another participating stockholder, as reported on the Composite Tape. The Company will not solicit or make any recommendations to stockholders to either sell or purchase shares of Common Stock in the Odd-Lot Program. See "-- Certain Federal Income Tax Considerations" for a discussion of the federal income tax treatment of the sale of shares in the Odd-Lot Program.

BACKGROUND AND REASONS FOR THE RECAPITALIZATION PROPOSAL

    The Recapitalization Proposal was adopted by the Board following its review of various alternatives for enhancing shareholder value, creating flexibility for the future growth of the Company and advancing the Company's strategic objectives.

    The Company's strategic objective is to become a leading provider of integrated communications, entertainment, information and transaction services to its customers over wired broadband and wireless networks in the Communications Group Region and in other selected domestic and foreign markets worldwide. Implementation of this strategy will require, among other things, the upgrade of existing networks as well as acquisitions of selected new networks in domestic and foreign markets in order to create a footprint for the delivery of such services. The Company anticipates that it will have extensive capital requirements for such upgrades and acquisitions. For a discussion of the strategies of the Communications Group and the Media Group, see "Annex VI -- Communications Group -- Description of Business -- Communications Group Strategy" and "Annex VII -- Media Group -- Description of Business -- Media Group Strategy," respectively.

    At a meeting held on February 3, 1995, the Board, after receiving a preliminary report from management on its analysis of capital restructuring alternatives, formed a special committee (the "Special Committee") to facilitate the review of the Recapitalization Proposal as well as various alternative proposals. The Special Committee met on February 9, 1995, March 8, 1995 and March 20, 1995, together with the Company's financial advisors, Lehman Brothers Inc. and Morgan Stanley & Co. Incorporated, and its legal advisors, to evaluate the alternatives available to the Company in view of the Company's strategic objectives and capital requirements. These alternatives included (i) the preservation of the Company's current capital structure, (ii) an exchange offer pursuant to which a new series of dividend-paying preferred stock would be offered in exchange for a portion of the Existing Common Stock, with the Board eliminating the payment of a dividend on the remaining Existing Common Stock,
(iii) the segmentation of the businesses of the Communication Group and the Media Group through a distribution of all or a portion of those businesses in a spin-off to shareholders and (iv) the creation of two classes of common stock intended to reflect separately the businesses of the Communications Group and the Media Group.

    At meetings held on March 27, 1995, April 6 and 7, 1995 and May 5, 1995, the Board reviewed these alternatives and, with the assistance of its financial and legal advisors, considered the following factors in arriving at its determination that the Recapitalization Proposal is in the best interests of the Company and its shareholders:

    - The Company's current capital requirements for the upgrade of its networks and future acquisitions and the limitations of its existing capital structure to finance such capital requirements.

    - The Company's long-term strategic objectives to become a leading provider of integrated communications, entertainment, information and transaction services in view of the changing business environment and opportunities for the Company's regulated local exchange operations and multimedia operations.

    - The Existing Common Stock trades at a discount to its theoretical public market trading value (the estimated stand-alone public trading value of the component businesses that comprise the Company), primarily due to the relatively low value that dividend yield and income oriented investors attribute to the businesses that comprise the Media Group.

    - The use by other companies of equity securities intended to reflect separately the performance of specific businesses and the market performance of such securities.

    - Corporate governance issues, such as the Board's fiduciary obligation to holders of different classes of capital stock, particularly in view of the convergence of the telecommunications, cable and wireless industries and the changing regulatory environment.

    -   The   Company's  strategic  flexibility   after  implementation  of  the
        Recapitalization Proposal, including the ability to engage in mergers, acquisitions, divestitures, spin-offs, split-offs and recombinations.

    - The ability to separate the Company's businesses into two distinct groups under the Recapitalization Proposal.

    Following deliberation over and consideration of the advantages and disadvantages of the various alternatives, the Board determined that the Recapitalization Proposal was the best alternative for the Company and its shareholders. The Board determined that neither the preservation of the Company's current capital structure nor an exchange offer for a dividend-paying preferred stock would result in investors properly valuing the businesses of the Communications Group and the Media Group. Moreover, the Board determined that the issuance of preferred stock in an exchange offer would restrict the financial flexibility of the Company and therefore its borrowing costs, which could result in a downgrade of the Company's credit rating and an increase in its borrowing costs. In addition, the Board determined that a spin-off of certain assets of the Company to shareholders would not enable the Company to retain the advantages of conducting business as a single corporation and would also significantly increase the borrowing costs of the spun-off entity.

    The Board identified the following as the principal advantages of the Recapitalization Proposal:

    - The creation of two classes of common stock intended to reflect separately the performance of the Communications Group and the Media Group should increase shareholder value. The Recapitalization Proposal creates investment vehicles that meet the requirements of distinct investor groups -- those looking for yield and income of a relatively more mature business, in the case of the Communications Stock, and those looking for the growth potential of less mature businesses, in the case of Media Stock -- which should encourage proper valuation of the assets in each of the Groups.

    - The Media Stock should provide the Company with an additional equity security that can be used to raise capital and can be issued in connection with acquisitions and investments. Because the Board does not expect to declare a dividend on the Media Stock for the foreseeable future, any issuance of such stock, in connection with an acquisition or otherwise, would not reduce cash flow that would otherwise be available for capital investments. In addition, the Company should be able to reduce its cost of capital because of the improved equity valuation that should result from the implementation of the Recapitalization Proposal.

    - The Recapitalization Proposal will retain for the Company the advantages of doing business as a single company. As part of a single entity, each Group would be in a position to benefit from synergies with the other, including synergies that may result from the eventual convergence of the telecommunications, cable and wireless industries as well as synergies between access providers and information and content suppliers. In addition, by remaining a single entity, the Company will continue to enjoy certain strategic, financial and operational benefits that would not be available if the Communications Group and Media Group were separate legal entities.

    In addition, the Board considered the following other advantages of the Recapitalization Proposal:

    - Implementation of the Recapitalization Proposal should not be taxable to the Company or its shareholders.

    - The Recapitalization Proposal retains future restructuring flexibility by preserving the Company's ability to undertake future capital restructuring and asset segmentation as well as to modify the Company's capital structure.

    - The creation of two classes of stock that are intended to reflect separately distinct businesses increases the Company's ability to focus the management of the respective Groups and provide incentives for employees of each Group that are tied directly to the stock price performance of the Group in which they are employed.

    - The implementation of the Recapitalization Proposal is not expected to have any adverse impact on the Company's credit rating and cost of borrowing.

    The Board also considered the following potential adverse consequences of the Recapitalization Proposal:

    - The confusion which could result from a more complex capital structure may inhibit the efficient valuation of either or both classes of Common Stock.

    - The risks associated with an investment in a single company and all of the Company's businesses, assets and liabilities to which holders of Communications Stock and Media Stock will continue to be subject . See "Risk Factors -- Stockholders of One Company; Financial Impacts on One Group Could Affect the Other."

    - The potential diverging interests of the two Groups and the issues that could arise in resolving such conflicts. See " -- Certain Management Policies" and "Risk Factors -- Potential Diverging Interests."

    - The potential negative effects of using Media Stock in connection with an acquisition, such as the limitation on using the pooling method of accounting for, and the possible inability or increased difficulty of receiving a ruling from the Service in connection with the structuring of, an acquisition using an equity security intended to reflect separately the performance of specific businesses.

    The Board determined, however, that, on balance, the positive aspects of the Recapitalization Proposal outweighed any potentially adverse consequences and concluded that the Recapitalization Proposal is in the best interests on the Company and its shareholders.

    Finally, the Board considered that, by reincorporating in Delaware, the Company will be able to benefit from Delaware's comprehensive and well developed corporate laws. For many years Delaware has followed a policy of encouraging incorporation in that state. In furtherance of that policy, Delaware has adopted a modern and comprehensive corporation statute that has been periodically updated and revised to meet changing business needs. As a result, many publicly held corporations have initially chosen Delaware for their domicile or have subsequently reincorporated in Delaware in a manner similar to that proposed by the Company. Because of Delaware's historic significance as the state of incorporation for many publicly held corporations, the Delaware judiciary has become particularly familiar with matters of corporate law and corporate financial and business transactions and a substantial body of court decisions has developed construing Delaware corporate law and establishing public policy with respect to Delaware corporations. As a consequence, a greater measure of predictability is possible in Delaware with respect to corporate legal affairs than is available in other states. While the Company has not been impeded in operating its business, and while the creation of separate classes of common stock would be permitted, under Colorado law, the Company believes that Delaware law will offer clearer guidance with respect to issues that may arise as a result of the existence of separate classes of Common Stock of the Company. The reincorporation of the Company in Delaware will not result in any change in the business, management, board of directors, assets, liabilities or net worth of the Company, and the business of the Company will continue to be managed from its corporate headquarters in Englewood, Colorado.

CERTAIN MANAGEMENT POLICIES

    In connection with the Recapitalization Proposal, the Company intends to follow certain policies with respect to the businesses of the Communications Group and the Media Group, including the following:

        INTER-GROUP BUSINESS TRANSACTIONS. Because of the nature of the businesses of the Communications Group and the Media Group, business transactions between the two Groups will take place on a regular basis. Such transactions may include (i) agreements by one Group to provide certain products and services for use by the other Group, including for use over the other Group's networks, (ii) technology transfers and sharing agreements between the two Groups, (iii) transfers of assets between the Groups and
    (iv) joint venture agreements between the two Groups to develop new products and services for use by the businesses of both Groups. Except as described below and subject to the interests of the Company as a whole, all transactions between the Communications Group and the Media Group are intended, to the extent practicable, to be on terms consistent with those that would be applicable to arm's-length dealings, taking into account a number of factors, including quality, availability and pricing.

        Notwithstanding  the   policy   that  all   transactions   between   the
    Communications Group and the Media Group be consistent with arm's-length terms, transactions between U S WEST Communications and the Media Group are subject to certain FCC affiliate transaction accounting rules. Pursuant to such rules, transactions involving the provision of goods and services between the Media Group and U S WEST Communications must be recorded on U S WEST Communications' regulated books, which are used by the PUCs to determine rates, at tariffed rates, prevailing company price or fully distributed cost. In addition, such rules require that assets transferred must be recorded at either net book value or fair market value.

        U S WEST Communications currently provides and, following the implementation of the Recapitalization Proposal, will continue to provide certain customer lists and billing and collection and other services to U S WEST Marketing Resources Group, Inc. ("Marketing Resources"), a business to be included in the Media Group, for use in the directory publications and other businesses of Marketing Resources. Such data and services (other than billing and collection services) are provided to Marketing Resources on the same terms and conditions on which such data and services are provided to unaffiliated third parties. Marketing Resources provides certain services to U S WEST Communications, including the publication and delivery of directories with listings of U S WEST Communications' customers, at no charge to U S WEST Communications. Marketing Resources believes that any incremental cost incurred to publish and deliver white page directories which include listings of U S WEST Communications' customers is offset by the enhancement in value to its directories provided by such listings.

        Transactions  involving   the  transfer   of  technology   between   the
    Communications Group and the Media Group are subject to the Company's Technology Fair Compensation Policy. Pursuant to this policy, if one Group funds the research and development of technology (whether within the Company or not), such Group shall receive fair compensation if the other Group either uses the technology or sells the technology to a third party. Fair compensation will be determined by representatives of the two Groups and will be reviewed for reasonableness by the Fair Compensation Review Committee, which is comprised of an equal number of representatives of the businesses of the Communications Group and the Media Group.

        INTER-GROUP FINANCING TRANSACTIONS. The Company does not intend to transfer funds between the Groups, except for certain short-term ordinary course advances of funds at market rates associated with the Company's centralized cash management. The Board may, however, in its sole discretion, determine to transfer funds between Groups either as a loan, which would be made on an arm's-length basis, or as an equity contribution. See "-- Future Inter-Group Interest." Any such determination to transfer funds between Groups would be made by the Board or at the direction of the Board in the exercise of its business judgment based upon all relevant circumstances, including the financing and investing needs and objectives of each Group, the availability, cost and time associated with alternative financing sources, investment opportunities, prevailing interest rates and general economic conditions. No loans will be made by the regulated businesses of the Communications Group to the Media Group. See "-- Accounting Matters and Policies -- Financing Activities."

        CORPORATE OPPORTUNITIES. To the extent a business opportunity arises which could be undertaken by either Group, the opportunity will be allocated by the Board in its good faith business judgment or in accordance with procedures adopted by the Board from time to time to ensure that decisions will be made in the best interests of the Company and its stockholders. Any such allocation may involve the consideration of a number of factors, including whether the business opportunity is principally within the existing scope of a Group's business, whether the business opportunity is principally within a geographic area served by a Group and whether a Group, because of its managerial or operational expertise, would be better positioned to undertake the business opportunity.

        In certain situations, existing contractual restrictions will require the allocation of certain business opportunities to a specific Group. For example, pursuant to an agreement between the Company and AirTouch, subject to certain exceptions, the Company may generally only offer wireless services through the Company's joint venture with AirTouch, which will be included in the Media Group, except that such agreement permits the Communications Group to offer certain limited wireless services in the Communications Group Region within specified PCS frequencies. In addition, pursuant to the TWE partnership agreement, the Company, subject to certain exceptions, may only engage in programming, filmed entertainment and out-of-region cable through TWE, which will be included in the Media Group. See "Annex VI -- Communications Group -- Description of Business" and "Annex VII -- Media Group -- Description of Business."

    These policies may be modified or rescinded without the approval of the stockholders, although the Company has no present intention to do so. Any determination by the Board to modify or rescind such policies, or to adopt additional policies, including any such determination that would have disparate impacts upon the respective holders of Communications Stock and Media Stock, would be made by the Board in its good faith business judgment of the Company's best interests. Circumstances resulting in such a modification, rescission or additional policies may include the development of new products, the entering into of new businesses or ventures, renegotiations of existing ventures or changes in the competitive environment. In making such determination, the Board may also consider regulatory requirements, including those imposed on U S WEST Communications by the PUCs and the FCC. See "Risk Factors -- Potential Diverging Interests."

ACCOUNTING MATTERS AND POLICIES
    If the Recapitalization Proposal is approved by shareholders and implemented by the Board, the Company will prepare financial statements in accordance with generally accepted accounting principles, consistently applied, for each of the Groups, and these financial statements, taken together, will comprise all of the accounts included in the corresponding consolidated financial statements of the Company. The financial statements of each of the Groups will principally reflect the financial position, results of operations and cash flows of the businesses included therein. Consistent with the Restated Certificate and relevant policies, the Media Group's financial statements also include allocated portions of the Company's corporate assets and liabilities (including contingent liabilities) that are not separately identified with the operations of the Communications Group.

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
    U S WEST Communications, the principal subsidiary of the Communications Group, is subject to regulation by the PUCs and the FCC and has historically been operated as a separate business unit for which separate audited financial statements have been prepared on an annual basis. U S WEST Communications has also conducted its own borrowing activities, and none of the other debt of the Company and its subsidiaries is for the benefit of or attributable to U S WEST Communications. Financing activities for the businesses included in the Media Group and the businesses of the Communications Group other than U S WEST Communications (the "Non-Regulated Communications Businesses") have historically been conducted independently from the financing activities of U S WEST Communications. Accordingly, many of the accounting and management policies described below have historically been employed by the Company in managing the businesses conducted by the two Groups, particularly in light of the regulation of U S WEST Communications by the PUCs and the FCC.

    Notwithstanding any allocation of assets or liabilities for dividend purposes or the purpose of preparing Group financial statements, holders of Communications Stock or Media Stock will continue to be subject to risks associated with an investment in a single company and all of the Company's businesses, assets and liabilities. See "Risk Factors -- Stockholders of One Company; Financial Impacts on One Group Could Affect the Other."

    If the Recapitalization Proposal is approved by the shareholders and implemented by the Board, upon the Effective Time, cash management, tax sharing and allocation of principal corporate activities between the Communications Group and the Media Group would be based upon policies that management of the Company believes to be reasonable. These policies are reflected in the combined financial statements included in Annexes VI and VII hereto, as follows:

        FINANCING ACTIVITIES. Financing activities for the Communications Group and the Media Group, including the investment of surplus cash, the issuance, repayment and repurchase of short-term and long-term debt, and the issuance and repurchase of preferred stock, will be managed by the Company on a centralized basis. Notwithstanding such centralized management, financing activities for U S WEST Communications will be separately identified and accounted for in the Company's records and U S WEST Communications will continue to conduct its own borrowing activities. All debt incurred and investments made by the Company and its subsidiaries would be specifically allocated to and reflected on the financial statements of the Media Group except that debt incurred and investments made by the Company and its subsidiaries on behalf of the Non-Regulated Communications Businesses and all debt incurred and investments made by U S WEST Communications would be specifically allocated to and reflected on the financial statements of the Communications Group. Debt incurred by the Company or a subsidiary on behalf of a Group would be charged to such Group at the borrowing rate of the Company or such subsidiary.

        The Company does not intend to transfer funds between the Groups, except for certain short-term ordinary course advances of funds at market rates associated with the Company's centralized cash management. Such short-term transfers of funds will be accounted for as short-term loans between the Groups bearing interest at the market rate at which management determines the borrowing Group could obtain funds on a short-term basis. If the Board, in its sole discretion, determines that a transfer of funds between the Groups should be accounted for as a long-term loan, the Board would establish the terms on which such loan would be made, including the interest rate, amortization schedule, maturity and redemption terms. Such terms would generally reflect the then prevailing terms upon which management determines such Group could borrow funds on a similar basis. The financial statements of the lending Group will be credited, and the financial statements of the borrowing Group will be charged, with the amount of any such loan, as well as with periodic interest accruing thereon. The Board may determine that a transfer of funds from the Communications Group to the Media Group should be accounted for as an equity contribution, in which case an Inter-Group Interest (determined by the Board based on the then current Market Value of shares of Media Stock) will either be created or increased, as applicable. Similarly, if an Inter-Group Interest exists, the Board may determine that a transfer of funds from the Media Group to the
    Communications Group should be accounted for as a reduction in the Inter-Group Interest. See "-- Future Inter-Group Interest."

        EQUITY ISSUANCES. All financial impacts of issuances of additional shares of Communications Stock and of securities convertible into Communications Stock and, if and to the extent the Communications Group holds an Inter-Group Interest in the Media Group, of additional shares of Media Stock which are attributed to the Communications Group, will be reflected in their entirety in the financial statements of the Communications Group. All financial impacts of issuances of additional shares of Media Stock and of securities convertible into Media Stock, the proceeds of which are attributed to the Media Group, will be reflected in their entirety in the financial statements of the Media Group. See "-- Future Inter-Group Interest."

        TAXES. Federal, state and local income taxes which are determined on a consolidated or combined basis will be allocated to each Group in accordance with tax sharing agreements between the Company and the entities within the Groups. Consolidated or combined state income tax provisions and related tax payments or refunds will be allocated between the Groups based on their respective contributions to consolidated or combined state taxable incomes. Consolidated federal income tax provisions and related tax payments or refunds will be allocated between the Groups based on the aggregate of the taxes allocated among the entities within each Group. The allocations will generally reflect each Group's contribution (positive or negative) to consolidated Federal taxable income and consolidated federal tax credits. A Group will be compensated only at such time as, and to the extent that, its tax attributes are utilized by the Company in a combined or consolidated income tax filing. Federal and state tax refunds and carryforwards or carrybacks of tax attributes will generally be allocated to the Group to which such tax attributes relate. The Media Group includes entities which operate in states where the Company does not file consolidated or combined state income tax returns. Separate state income tax returns are filed by these entities in accordance with the respective states' laws and regulations.

        ADMINISTRATIVE COSTS. Certain costs relating to the Company's general and administrative services (including certain executive management, legal, accounting and auditing, tax, treasury, strategic planning and public policy services) would be directly assigned to each Group based upon actual utilization or allocated based upon each Group's operating expenses, number of employees, external revenues, average capital and/or average equity. The Company will charge each Group for such services at fully distributed cost.

    The above policies and agreements could be modified or rescinded by the Board, in its sole discretion, without approval of stockholders, although there is no present intention to do so. The Board could also adopt additional policies depending upon the circumstances. Any determination of the Board to modify or rescind such policies, to adopt additional policies, including any such decision that could have disparate effects upon holders of a class of common stock of the Company, would be made by the Board based on its good faith business judgment that such decision is in the best interests of the Company and all the Company's stockholders. In making such determination, the Board may also consider regulatory requirements, including those imposed on U S WEST Communications by the PUCs and the FCC. See "-- Certain Management Policies." In addition, generally accepted accounting principles require that changes in accounting policy must be preferable (in accordance with such principles) to the policy previously in place.

DIVIDEND POLICY

    The Company's quarterly dividend rate is presently $0.535 per share of Existing Common Stock. The Board currently intends that the dividend policy applicable to the Communications Stock would be the same as the dividend policy applicable to the Existing Common Stock, with the initial dividend rate on the Communications Stock being the rate in effect for the Existing Common Stock at the time of conversion of the Existing Common Stock into Communications Stock and Media Stock. The Board believes that implementation of the Recapitalization Proposal would not adversely affect the Company's ability to pay dividends on the Communications Stock.

    While the Board does not currently intend to change the dividend policies referred to above, it reserves the right to do so at any time and from time to time. Under the Recapitalization Proposal and Delaware law, the Board would not be required to pay dividends in accordance with the foregoing dividend policies.

    Determinations as to future dividends on the Communications Stock would be based primarily upon the financial condition, results of operations and business requirements of the Communications Group and the Company as a whole. Under the terms of the Communications Stock, dividends would be payable in the sole discretion of the Board out of the lesser of (i) funds of the Company legally available for dividends and (ii) the Communications Group Available Dividend Amount. See
"-- Description of Communications Stock and Media Stock -- Dividends."

    With regard to the Media Stock, the Board currently intends to retain future earnings, if any, for the development of its multimedia businesses and does not anticipate paying cash dividends on the Media Stock in the foreseeable future. Future determinations by the Board to pay dividends on the Media Stock would be based primarily upon the respective financial condition, results of operations and business requirements of the Media Group and the Company as a whole. Under the terms of the Media Stock, dividends, if any, would be payable in the sole discretion of the Board out of the lesser of (i) the funds of the Company legally available therefor and (ii) the Media Group Available Dividend Amount. See "-- Description of Communications Stock and Media Stock -- Dividends."

    Subject to the restrictions on the funds out of which dividends on the Communications Stock and the Media Stock may be paid, as described under "-- Description of Communications Stock and Media Stock -- Dividends," the Board would be able, in its sole discretion, to declare and pay dividends exclusively on either the Communications Stock or the Media Stock, or on both, in equal or unequal amounts, notwithstanding the relative amounts of the Communications Group Available Dividend Amount and the Media Group Available Dividend Amount, the amount of prior dividends declared on each class, the respective voting or liquidation rights of each class or any other factor.

DESCRIPTION OF COMMUNICATIONS STOCK AND MEDIA STOCK

    THE FOLLOWING DESCRIPTION IS QUALIFIED BY REFERENCE TO "GLOSSARY OF DEFINED TERMS" AND TO ANNEX II TO THIS PROXY STATEMENT, WHICH CONTAINS THE FULL TEXT OF THE PROPOSED RESTATED CERTIFICATE.

    GENERAL

    The Articles currently provide that the Company is authorized to issue 2,050,000,000 shares of capital stock, including 50,000,000 shares of preferred stock, par value $1.00 per share ("Existing Preferred Stock"), and 2,000,000,000 shares of Existing Common Stock. The Existing Preferred Stock consists of 2,000,000 shares designated as Series A Junior Participating Cumulative Preferred Stock ("Existing Series A Preferred Stock") and 50,000 shares designated as Existing Series B Preferred Stock. As of May 10, 1995, the Company had issued and outstanding 470,564,209 shares of Existing Common Stock, no shares of Existing Series A Preferred Stock and 50,000 shares of Existing Series B Preferred Stock. If the Recapitalization Proposal is adopted, pursuant to the Restated Certificate, the Company will be authorized to issue 4,200,000,000 shares of capital stock, including (i) 2,000,000,000 shares of Communications Stock, (ii) 2,000,000,000 shares of Media Stock and (iii) 200,000,000 shares of Preferred Stock, par value $1.00 per share ("Preferred Stock"), of which 10,000,000 shares would be designated as Series A Junior Participating Cumulative Preferred Stock, par value $1.00 per share ("Series A Preferred Stock"), 10,000,000 shares would be designated as Series B Junior Participating Cumulative Preferred Stock, par value $1.00 per share ("Series B Preferred Stock"), and 50,000 shares would be designated as Series C Preferred Stock.

    The authorized but unissued shares of Communications Stock, Media Stock and Preferred Stock will be available for issuance by the Company from time to time, as determined by the Board, for any proper corporate purpose, which could include raising capital for use by either Group, payment of dividends, providing compensation or benefits to employees or acquiring other companies or businesses. The issuance of such shares would not be subject to approval by the stockholders of the Company unless deemed advisable by the Board or required by applicable law, regulation or stock exchange listing requirements.

    DIVIDENDS

    Dividends on the Communications Stock and the Media Stock will be subject to substantially the same limitations as dividends on the Existing Common Stock, which are limited to legally available funds of the Company under applicable law and subject to the prior payment of dividends on outstanding shares of Preferred Stock. See "-- Comparison of Shareholder Rights -- Dividends."

    Dividends on the Communications Stock and the Media Stock will further be limited to an amount not in excess of the Communications Group Available Dividend Amount and the Media Group Available Dividend Amount, respectively. The Available Dividend Amount with respect to a Group is intended to be similar to the amount that would be legally available for the payment of dividends on the stock of such Group under Delaware law if such Group were a separate company. There can be no assurance that there would be an Available Dividend Amount with respect to either Group.

    The "Communications Group Available Dividend Amount," on any date, shall mean the excess, if any, of (i) the amount equal to the fair market value of the total assets attributed to the Communications Group less the total amount of the liabilities attributed to the Communications Group (provided that preferred stock shall not be treated as a liability), in each case as of such date and determined on a basis consistent with that applied in determining the Communications Group Net Earnings (Loss) over (ii) the aggregate par value of, or any greater amount determined to be capital in respect of, all outstanding shares of Communications Stock and each class or series of Preferred Stock attributed to the Communications Group.

    The "Media Group Available Dividend Amount," on any date, shall mean the excess, if any, of (i) the product of (x) the Outstanding Media Fraction as of such date multiplied by (y) an amount equal to the fair market value of the total assets attributed to the Media Group less the total amount of the liabilities attributed to the Media Group (provided that preferred stock shall not be treated as a liability), in each case as of such date and determined on a basis consistent with that applied in determining the Media Group Net Earnings
(Loss) over (ii) the aggregate par value of, or any greater amount determined to be capital in respect of, all outstanding shares of Media Stock and each class or series of Preferred Stock attributed to the Media Group. As used herein, "Available Dividend Amount" refers to the Communications Group Available Dividend Amount and/or the Media Group Available Dividend Amount, as the context requires.

    "Communications Group Net Earnings (Loss)," for any period through any date, shall mean the net income or loss of the Communications Group for such period (or in respect of fiscal periods of the Company commencing prior to the Effective Time, the pro forma net income or loss of the Communications Group for such period as if the Effective Time had been the first day of such period) determined in accordance with generally accepted accounting principles in effect at such time, reflecting income and expense of the Company attributed to the Communications Group on a basis substantially consistent with attributions of income and expense made in the calculation of Media Group Net Earnings (Loss), including, without limitation, corporate administrative costs, net interest and other financial costs and income taxes.

    "Media Group Net Earnings (Loss)," for any period through any date, shall mean the net income or loss of the Media Group for such period (or in respect of the fiscal periods of the Company commencing prior to the Effective Time, the pro forma net income or loss of the Media Group for such period as if the Effective Time had been the first day of such period) determined in accordance with generally accepted accounting principles in effect at such time, reflecting income and expense of the Company attributed to the Media Group on a basis substantially consistent with attributions of income and expense made in the calculation of the Communications Group Net Earnings (Loss), including, without limitation, corporate administrative costs, net interest and other financial costs and income taxes.

    At June 30, 1995, based on their respective financial statements, the funds of the Company legally available for the payment of dividends under Delaware law would have been at least $7.669 billion, the Communications Group Available Dividend Amount would have been at least $3.186 billion and the Media Group Available Dividend Amount would have been at least $4.483 billion.

    Delaware law limits the amount of distributions on capital stock to the legally available funds of the Company, which are determined on the basis of the entire Company, and not just the respective Groups. Consequently, the amount of legally available funds would reflect the amount of any net losses of any Group and any distributions on, and repurchases of, Communications Stock, Media Stock or Preferred Stock. Dividend payments on the Communications Stock or on the Media Stock could be precluded because of the unavailability of legally available funds under Delaware law, even though the Available Dividend Amount test with respect to the relevant Group was met.

    Subject to the prior payment of dividends on outstanding shares of Preferred Stock and the foregoing limitations, the Board could, in its sole discretion, declare and pay dividends exclusively on Communications Stock, exclusively on Media Stock or on both such classes, in equal or unequal amounts, notwithstanding the relative amounts of the Communications Group Available Dividend Amount and the Media Group Available Dividend Amount, the amount of prior dividends declared on each class, the respective voting or liquidation rights of each class or any other factor.

    At the time of any dividend or other distribution on the outstanding shares of Media Stock (including any dividend of Net Proceeds from the Disposition of all or substantially all of the properties and assets attributed to the Media Group), the Communications Group's financial statements would be credited with, and the Media Group's financial statements would be charged with, an amount equal to the product of (i) the Fair Value of such dividend or distribution paid or distributed in respect of the outstanding shares of Media Stock multiplied by
(ii) a fraction, the numerator of which is the Inter-Group Interest Fraction on the record date for such dividend or distribution and the denominator of which is the Outstanding Media Fraction on the record date for such dividend or distribution.

    For the definition of "Fair Value," see Glossary of Defined Terms. See Annex VIII for illustrations of the calculation of the Inter-Group Interest and the related effects of dividends on shares of Media Stock.

    CONVERSION AND REDEMPTION

    The Articles currently do not provide for either mandatory or optional conversion or redemption of the Existing Common Stock. The Recapitalization Proposal will permit the conversion and redemption of the Communications Stock and the Media Stock upon the terms described below.

    For the definitions of "Market Capitalization," "Market Value," "Market Value Ratio of the Communications Stock to the Media Stock," "Market Value Ratio of the Media Stock to the Communications Stock," and "Publicly Traded," as used below, see Glossary of Defined Terms.

    MANDATORY DIVIDEND, REDEMPTION OR CONVERSION OF COMMON STOCK. Upon the sale, transfer, assignment or other disposition (whether by merger, consolidation, sale or contribution of stock or otherwise), in one transaction or a series of related transactions (a "Disposition"), by the Company of all or substantially all of the properties and assets attributed to any Group to one or more persons or entities (other than (w) the Disposition by the Company of all or substantially all of the Company's properties and assets in one transaction or a series of related transactions in connection with the liquidation, dissolution or winding up of the Company and the distribution of assets to stockholders,

(x) on a pro rata basis to the holders of all outstanding shares of the class of Common Stock relating to such Group and, in the case of a Disposition of the properties and assets attributed to the Media Group, the Company for the benefit of the Communications Group with respect to the Inter-Group Interest, if any,
(y) to any person or entity controlled by the Company (as determined by the Board), or (z) in connection with a Related Business Transaction), the Company is required, on or prior to the 85th Trading Day following the consummation of such Disposition, to either:

        (1) provided that there are funds of the Company legally available therefor:

    (i) subject to the limitations described above in the second paragraph under "-- Dividends," declare and pay a dividend in cash and/or securities (other than Common Stock) or other property to the holders of outstanding shares of the class of Common Stock relating to the Group subject to such Disposition having a Fair Value as of the date of such consummation equal in the aggregate to (A) in the case of a Disposition of the properties and assets attributed to the Communications Group, the Fair Value of the Net Proceeds of such Disposition and
(B) in the case of a Disposition of the properties and assets attributed to the Media Group, the product of the Outstanding Media Fraction as of the record date for determining holders entitled to receive such dividend multiplied by the Fair Value of the Net Proceeds of such Disposition; or

    (ii) (A) if such Disposition involves all (not merely substantially all) of the properties and assets attributed to such Group, redeem all outstanding shares of Common Stock relating to the Group subject to such Disposition in exchange for cash and/or securities (other than Common Stock) or other property having a Fair Value as of the date of such consummation in the aggregate equal to (I) in the case of a Disposition of the properties and assets attributed to the Communications Group, the Fair Value of the Net Proceeds of such Disposition and (II) in the case of a Disposition of the properties and assets attributed to the Media Group, the product of the Outstanding Media Fraction as of such redemption date multiplied by the Fair Value of the Net Proceeds of such Disposition; or

           (B) if such Disposition involves substantially all (but not all) of the properties and assets attributed to such Group, redeem such number of whole shares of the class of Common Stock relating to the Group subject to such Disposition (but in any event not more than the number of shares of such class of Common Stock outstanding) that has an aggregate average Market Value, during the ten-Trading Day period beginning on the 16th Trading Day immediately succeeding such consummation, closest to (I) in the case of a Disposition of the properties and assets attributed to the Communications Group, the Fair Value of the Net Proceeds of such Disposition as of the date of such consummation or (II) in the case of a Disposition of the properties and assets attributed to the Media Group, the product of the Outstanding Media Fraction as of the date such shares are selected for redemption multiplied by the Fair Value of the Net Proceeds of such Disposition as of the date of such consummation, in consideration for cash and/or securities (other than Common Stock) or other property having a Fair Value in the aggregate equal to such Fair Value of the Net Proceeds or such product, as applicable;

    provided, however, that the Company may only redeem shares of a class of Common Stock pursuant to this paragraph (ii) if the amount to be paid in redemption of such shares is less than or equal to the sum of, as of the redemption date, (a) the Available Dividend Amount with respect to such class of Common Stock and (b) the amount determined to be capital in respect of such shares in accordance with applicable corporation law; or

        (2) convert each outstanding share of the class of Common Stock relating to the Group subject to such Disposition into a number of fully paid and nonassessable shares of the class of Common Stock relating to the other Group (or, if the Common Stock relating to the other Group is not Publicly Traded at such time and shares of another class or series of common stock of the Company (other than the class of Common Stock relating to the Group subject to such Disposition) are then Publicly Traded, of such other class or series of common stock as has the largest

    Market Capitalization as of the close of business on the Trading Day immediately preceding the date of the notice of such conversion mailed to holders), equal to 110% of the ratio (calculated to the nearest five decimal places) of the average Market Value of one share of Common Stock relating to the Group subject to such Disposition to the average Market Value of one share of Common Stock relating to the other Group (or such other class or series of Common Stock, as the case may be), during the ten-Trading Day period beginning on the 16th Trading Day following such consummation.

    The Board may, within one year after a dividend or redemption described above in this section, convert each outstanding share of the class of Common Stock relating to the Group subject to such Disposition into a number of fully paid and nonassessable shares of the class of Common Stock relating to the other Group (or, if the Common Stock relating to the other Group is not Publicly Traded at such time and shares of another class or series of common stock of the Company (other than the class of Common Stock relating to the Group subject to such Disposition) are then Publicly Traded, of such other class or series of common stock as has the largest Market Capitalization as of the close of business on the Trading Day immediately preceding the date of the notice of such conversion mailed to holders) equal to 110% of the Market Value Ratio of the Communications Stock to the Media Stock or the Market Value Ratio of the Media Stock to the Communications Stock, as the case may be, as of the fifth Trading Day prior to the date notice of such conversion is mailed to such holders. Any such exchange would dilute the interest in the Company of holders of the class of Common Stock relating to the Group not subject to Disposition and would preclude holders of either class of Common Stock from retaining their investment in a security reflecting separately the business of their respective Group. In determining whether to effect any such conversion following such a dividend or partial redemption, the Board, in its sole discretion and consistent with its fiduciary duties to all the stockholders, in addition to other matters, would likely consider whether the remaining properties and assets attributed to the Group subject to the Disposition continue to constitute a viable business. Other considerations could include the number of shares of the class of Common Stock relating to such Group remaining issued and outstanding, the per share market price of such Common Stock and the cost of maintaining stockholder accounts.

    For these purposes, "substantially all of the properties and assets" attributed to any Group means a portion of such properties and assets that represents at least 80% of the then Fair Value of the properties and assets attributed to such Group.

    A "Related Business Transaction" means any disposition of all or substantially all of the properties and assets attributed to any Group in a transaction or series of related transactions that result in the Company receiving in consideration of such properties and assets primarily equity securities (including, without limitation, capital stock, debt securities convertible into or exchangeable for equity securities or interests in a general or limited partnership or limited liability company, without regard to the voting power or other management or governance rights associated therewith) of any entity which (i) acquires such properties or assets or succeeds (by merger, formation of a joint venture or otherwise) to the business conducted with such properties or assets or controls such acquiror or successor and (ii) is primarily engaged or proposes to engage primarily in one or more businesses similar or complementary to the businesses conducted by such Group prior to such Disposition, as determined by the Board. The purpose of the Related Business Transaction exception is to enable the Company to technically "dispose" of properties or assets of a Group to other entities engaged or proposing to engage in businesses similar or complementary to those of such Group without resulting in a dividend on, or a conversion or redemption of, the class of Common Stock of such Group.

    The "Net Proceeds" of a Disposition of any of the properties and assets attributed to any Group means, as of any date, an amount, if any, equal to what remains of the gross proceeds of such Disposition after any payment of, or reasonable provision for, (a) any taxes payable by the Company in respect of such Disposition or in respect of any resulting dividend or redemption (or which would have been payable but for the utilization of tax benefits attributable to the other Group), (b) any transaction costs, including, without limitation, any legal, investment banking and accounting fees and expenses and (c) any liabilities (contingent or otherwise) attributed to such Group, including, without limitation, any liabilities for deferred taxes or any indemnity or guarantee obligations of the Company incurred in connection with the Disposition or otherwise and any liabilities for future purchase price adjustments and any preferential amounts plus any accumulated and unpaid dividends in respect of the Preferred Stock attributed to such Group. The Company may elect to pay the dividend or redemption price referred to in clause
(i) or (ii) above either in the same form as the proceeds of the Disposition were received or in any other combination of cash or securities or other property that the Board determines will have an aggregate market value of not less than the amount of the Fair Value of the Net Proceeds.

    At the time of any dividend made as a result of a Disposition of the properties and assets attributed to the Media Group, the financial statements of the Communications Group will be credited, and the financial statements of the Media Group will be charged, with an amount equal to the product of (i) the Fair Value of such dividend multiplied by (ii) a fraction, the numerator of which is the Inter-Group Interest Fraction on the record date for such dividend and the denominator of which is the Outstanding Media Fraction on the record date for such dividend.

    CONVERSION AT OPTION OF THE COMPANY. At any time following the ninth anniversary of the Effective Time, the Board may convert each outstanding share of Communications Stock into a number of fully paid and nonassessable shares of Media Stock (or, if Media Stock is not Publicly Traded at such time and shares of another class or series of common stock of the Company (other than Communications Stock) are then Publicly Traded, of such other class or series of common stock as has the largest Market Capitalization as of the close of business on the Trading Day immediately preceding the date of the notice of such conversion mailed to holders), equal to 100% of the Market Value Ratio of the Communications Stock to the Media Stock as of the fifth Trading Day prior to the date notice of such conversion is mailed to such holders.

    The Board may at any time convert each outstanding share of Media Stock into a number of fully paid and nonassessable shares of Communications Stock (or, if Communications Stock is not Publicly Traded at such time and shares of another class or series of common stock of the Company (other than Media Stock) are then Publicly Traded, of such other class or series of common stock as has the largest Market Capitalization as of the close of business on the Trading Day immediately preceding the date of the notice of such conversion mailed to holders), equal to the applicable percentage set forth below, on the conversion date, of the Market Value Ratio of the Media Stock to the Communications Stock as of the fifth Trading Day prior to the date of notice of such conversion:

12 MONTH PERIOD PRIOR TO                                                                 PERCENTAGE OF
ANNIVERSARY OF EFFECTIVE TIME                                                         MARKET VALUE RATIO
------------------------------------------------------------------------------------  -------------------
First through Fifth.................................................................             115%
Sixth...............................................................................             112%
Seventh.............................................................................             109%
Eighth..............................................................................             106%
Ninth...............................................................................             103%
thereafter..........................................................................             100%

    REDEMPTION IN EXCHANGE FOR STOCK OF SUBSIDIARY. At any time at which all of the assets and liabilities attributed to the Communications Group (and no other assets or liabilities of the Company or any subsidiary thereof) are held directly or indirectly by one or more wholly-owned subsidiaries of the Company (the "Communications Group Subsidiaries"), the Board may, provided that there are funds of the Company legally available therefor, redeem all of the outstanding shares of Communications Stock for all of the outstanding shares of the common stock of the Communications Group Subsidiaries, on a pro rata basis.

    At any time at which all of the assets and liabilities attributed to the Media Group (and no other assets or liabilities of the Company or any subsidiary thereof) are held directly or indirectly by one or more wholly-owned subsidiaries of the Company (the "Media Group Subsidiaries"), the Board may, provided that there are funds of the Company legally available therefor, redeem all of the outstanding shares of Media Stock for a number of outstanding shares of common stock of the Media Group Subsidiaries equal to the product of the Outstanding Media Fraction multiplied by the number of all of the outstanding shares of the Media Group Subsidiaries, on a pro rata basis. The Company will retain the balance of the outstanding shares of the common stock of the Media Group Subsidiaries in lieu of the Inter-Group Interest of the Communications Group in the Media Group, if any.

    EFFECTS ON CONVERTIBLE SECURITIES. The following provisions with respect to Convertible Securities only apply to the extent that the terms of such Convertible Securities do not provide for adjustments in the event of a conversion or redemption described above.

    After any conversion date or redemption date on which all outstanding shares of any class of Common Stock were converted or redeemed, any share of such class of Common Stock that is to be issued on conversion, exchange or exercise of any Convertible Securities will, immediately upon such conversion, exchange or exercise and without any notice or any other action on the part of, the Company or its Board or the holder of such Convertible Security:

    (i) in the event the shares of such class of Common Stock outstanding on such conversion date were converted into shares of the class of Common Stock relating to the other Group (or another class or series of common stock of the Company) pursuant to the provisions described under "-- Mandatory Dividend, Redemption or Conversion of Media Stock" or "-- Conversion at Option of the Company," be converted into the amount of cash and/or the number of shares of the kind of capital stock and/or other securities or property of the Company that the number of shares of such class of Common Stock that were to be issued upon such conversion, exchange or exercise would have received had such shares been outstanding on such conversion date; or

    (ii) in the event the shares of such class of Common Stock outstanding on such redemption date were redeemed pursuant to the provisions described under "-- Mandatory Dividend, Redemption or Conversion of Media Stock" or redeemed for common stock of the Communications Group Subsidiaries or Media Group
Subsidiaries, as applicable, pursuant to the provisions described under "-- Redemption in Exchange for Stock of Subsidiary," be redeemed, to the extent of funds of the Company legally available therefor, for $.01 per share in cash for each share of such class of Common Stock that otherwise would be issued upon such conversion, exchange or exercise.

    GENERAL CONVERSION AND REDEMPTION PROVISIONS. Not later than the 10th Trading Day following the consummation of a Disposition referred to above under "-- Mandatory Dividend, Redemption or Conversion of Common Stock," the Company will announce publicly by press release (i) the Net Proceeds of such Disposition, (ii) the number of shares outstanding of the class of Common Stock relating to the Group subject to such Disposition, (iii) the number of shares of such Common Stock into or for which Convertible Securities are then convertible, exchangeable or exercisable and the conversion, exchange or exercise price thereof and (iv) in the case of a Disposition of the properties and assets attributed to the Media Group, the Outstanding Media Fraction on the date of such notice. Not earlier than the 26th Trading Day and not later than the 30th Trading Day following the consummation of such Disposition, the Company will announce publicly by press release which of the actions specified in clause (i),
(ii) or (iii) of the first paragraph under "-- Mandatory Dividend, Redemption or Conversion of Common Stock" it has irrevocably determined to take.

    If the Company determines to pay a dividend as described in clause (1)(i) of such paragraph, the Company is required, not later than the 30th Trading Day following the consummation of such Disposition, to cause to be given to each holder of shares of the class of Common Stock relating to the Group subject to such Disposition and to each holder of Convertible Securities convertible into or exchangeable or exercisable for shares of such Common Stock (unless alternate provision for notice to the holders of such Convertible Securities is made pursuant to the terms of such Convertible Securities), a notice setting forth
(i) the record date for determining holders entitled to receive such dividend, which shall be not earlier than the 40th Trading Day and not later than the 50th Trading Day following the consummation of such Disposition, (ii) the anticipated payment date of such dividend (which will not be more than 85 Trading Days following the consummation of such Disposition), (iii) type of property to be paid as such dividend in respect of outstanding shares of such Common Stock, (iv) the Net Proceeds of such Disposition, (v) in the case of a Disposition of properties and assets attributed to the Media Group, the Outstanding Media Fraction on the date of such notice, (vi) the number of outstanding shares of such Common Stock and the number of shares of such Common Stock into or for which outstanding Convertible Securities are then convertible, exchangeable or exercisable and the conversion, exchange or exercise price thereof and (vii) in the case of notice to be given to holders of Convertible Securities, a statement to the effect that a holder of such Convertible Securities will be entitled to receive such dividend only if such holder properly converts, exchanges or exercises them on or prior to the record date referred to in clause (i) of this sentence. Such notice will be sent by first-class mail, postage prepaid, to each such holder at such holder's address as the same appears on the transfer books of the Company.

    If the  Company determines  to  undertake a  redemption pursuant  to  clause
(1)(ii)(A) of the first paragraph under "-- Mandatory Dividend, Redemption or Conversion of Common Stock," the Company is required, not earlier than the 35th Trading Day and not later than the 45th Trading Day prior to the redemption date, to cause to be given to each holder of shares of such class of Common Stock, and to each holder of Convertible Securities convertible into or exchangeable or exercisable for shares of such class of Common Stock (unless alternate provision for such notice to the holders of such Convertible Securities is made pursuant to the terms of such Convertible Securities) a notice setting forth (1) a statement that all shares of such Common Stock outstanding on the redemption date will be redeemed, (2) the redemption date (which will not be more than 85 Trading Days following the consummation of such Disposition), (3) the type of property in which the redemption price for the shares to be redeemed is to be paid, (4) the Net Proceeds of such Disposition,
(5) in the case of a Disposition of the properties and assets attributed to the Media Group, the Outstanding Media Fraction on the date of such notice, (6) the place or places where certificates for shares of such Common Stock, properly endorsed or assigned for transfer (unless the Company waives such requirement) are to be surrendered for delivery of cash and/or securities or other property,
(7) the number of outstanding shares of such class of Common Stock and the number of shares of such class of Common Stock into or for which outstanding Convertible Securities are then convertible, exchangeable or exercisable and the conversion, exchange or exercise price thereof, (8) in the case of notice to be given to holders of Convertible Securities, a statement to the effect that a holder of such Convertible Securities will be entitled to participate in such redemption only if such holder properly converts, exchanges or exercises such Convertible Securities on or prior to the redemption date referred to in clause
(2) of this sentence and a statement as to what, if anything, such holder will be entitled to receive pursuant to the terms of such Convertible Securities or, if applicable, the provisions described under " -- Effects on Convertible Securities" if such holder thereafter converts, exchanges or exercises such Convertible Securities and (9) a statement to the effect that, except as otherwise provided below, dividends on such shares of such Common Stock shall cease to be paid as of such redemption date. Such notice will be sent by first-class mail, postage prepaid to each such holder at such holder's address as the same appears on the transfer books of the Company.

    If the  Company determines  to  undertake a  redemption pursuant  to  clause
(1)(ii) (B) of the first paragraph under " -- Mandatory Dividend, Redemption or Conversion of Common Stock," the Company is required, not later than the 30th Trading Day following consummation of the Disposition referred to in such paragraph, to cause to be given to each holder of shares of the class of Common Stock relating to the Group subject to such Disposition, and to each holder of Convertible Securities that are convertible into or exchangeable or exercisable for shares of such Common Stock (unless alternate provision for such notice to the holders of such Convertible Securities is made pursuant to the terms of such Convertible Securities), a notice setting forth (i) a date, not earlier than the 40th Trading Day and not later than the 50th Trading Day following the consummation of such Disposition in respect of which such redemption is to be made, on which shares of such class of Common Stock will be selected for redemption, (ii) the anticipated redemption date (which will not be more than 85 Trading Days following the consummation of such Disposition), (iii) the type of property in which the redemption price for the shares to be redeemed is to be paid, (iv) the Net Proceeds of such Disposition, (v) in the case of a Disposition of properties and assets attributed to the Media Group, the Outstanding Media Fraction, (vi) the number of outstanding shares of such Common Stock and the number of shares of such Common Stock into or for which outstanding Convertible Securities are then convertible, exchangeable or exercisable and the conversion, exchange or exercise price thereof, (vii) in the case of notice to be given to holders of Convertible Securities, a statement to the effect that a holder of such Convertible Securities will be entitled to participate in such selection for redemption only if such holder properly converts, exchanges or exercises them on or prior to the date referred to in clause (i) of this sentence and a statement as to what, if anything, such holder will be entitled to receive pursuant to the terms of such Convertible Securities or, if applicable, the provisions described under " -- Effects on Convertible Securities" if such holder thereafter converts, exchanges or exercises such Convertible Securities and (viii) a statement that the Company will not be required to register a transfer of any shares of such class of Common Stock for a period of 15 Trading Days next preceding the date referred to in clause (i) of this sentence. Promptly, but not earlier than 40 Trading Days nor more than 50 Trading Days following the consummation of such Disposition, the Company is required to cause to be given to each holder of shares of such Common Stock to be so redeemed a notice setting forth (1) the number of shares of such Common Stock held by such holder to be redeemed, (2) a statement that such shares of such Common Stock will be redeemed, (3) the redemption date, (4) the kind and per share amount of cash and/or securities or other property to be received by such holder with respect to each share of such Common Stock to be redeemed, including details as to the calculation thereof, (5) the place or places where certificates for shares of such Common Stock, properly endorsed or assigned for transfer (unless the Company waives such requirement) are to be surrendered for delivery of such cash and/or securities or other property, (6) if applicable, a statement to the effect that the shares being redeemed may no longer be transferred on the transfer books of the Company after the redemption date and (7) a statement to the effect that, except as otherwise provided below, dividends on such shares of such Common Stock will cease to be paid as of such redemption date. Such notices will be sent by first-class mail, postage prepaid to each such holder, at such holder's address as the same appears on the transfer books of the Company.

    If less than all of the outstanding shares of such Common Stock are to be redeemed as described above under "-- Mandatory Dividend, Redemption or Conversion of Common Stock," such shares will be redeemed by the Company pro rata among the holders of outstanding shares of such Common Stock or by such other method as may be determined by the Board to be equitable.

    In the event of any conversion as described above under "-- Conversion at Option of the Company" or "-- Mandatory Dividend, Redemption or Conversion of Common Stock," the Company will cause to be given to each holder of shares of the class of Common Stock to be so converted and to each holder of Convertible Securities that are convertible into or exchangeable or exercisable for shares of such Common Stock (unless alternate provision for such notice to the holders of such Convertible Securities is made pursuant to the terms of such Convertible Securities), a notice setting forth (i) a statement that all outstanding shares of such Common Stock will be converted, (ii) the conversion date (which, in the case of a conversion after a Disposition, will not be more than 85 Trading Days following the consummation of such Disposition), (iii) the per share number of shares of Communications Stock or Media Stock or another class or series of common stock of the Company, as the case may be, to be received with respect to each share of such Common Stock, including details as to the calculation thereof, (iv) the place or places where certificates for shares of such Common Stock, properly endorsed or assigned for transfer (unless the Company waives such requirement) are to be surrendered for delivery of certificates for shares of such Common Stock, (v) the number of outstanding shares of such Common Stock and the number of shares of such Common Stock into or for which outstanding Convertible Securities are then convertible, exchangeable or exercisable and the conversion, exchange or exercise price thereof, (vi) a statement to the effect that, except as otherwise provided below, dividends on such shares of such Common Stock will cease to be paid as of such conversion date and (vii) in the case of notice to be given to holders of Convertible Securities, a statement to the effect that a holder of such Convertible Securities will be entitled to receive shares of such Common Stock upon such conversion only if such holder properly converts, exchanges or exercises such Convertible Securities on or prior to the conversion date referred to in clause (ii) of this sentence and a statement as to what, if anything, such holder will be entitled to receive pursuant to the terms of such Convertible Securities or, if applicable, the provision described under "-- Effects on Convertible Securities" if such holder thereafter converts, exchanges or exercises such Convertible Securities. Such notice will be sent by first-class mail, postage prepaid, to such holder at such holder's address as the same appears on the transfer books of the Company.

    If the Company determines to redeem shares of a class of Common Stock as described above under "-- Redemption in Exchange for Stock of Subsidiary," the Company will cause to be given to each holder of shares of such Common Stock and to each holder of Convertible Securities convertible into or exchangeable or exercisable for shares of such Common Stock (unless alternate provision for such notice to the holders of such Convertible Securities is made pursuant to the terms of such Convertible Securities), a notice setting forth (i) a statement that all shares of such Common Stock outstanding on the redemption date will be redeemed in exchange for shares of common stock of the Communications Group Subsidiaries or Media Group Subsidiaries, as the case may be, (ii) the redemption date, (iii) if Media Stock is being redeemed, the Outstanding Media Fraction on the date of such notice, (iv) the place or places where certificates for shares of such Common Stock properly endorsed or assigned for transfer (unless the Company waives such requirement) are to be surrendered for delivery of certificates for shares of the Communications Group Subsidiaries or the Media Group Subsidiaries, as the case may be, (v) a statement to the effect that, except as otherwise provided below, dividends on such shares of such Common Stock will cease to be paid as of such redemption date, (vi) the outstanding number of shares of such Common Stock and the number of shares of such Common Stock into or for which outstanding Convertible Securities are then convertible, exchangeable or exercisable and the conversion, exchange or exercise price thereof and (vii) in the case of notice to be given to holders of Convertible Securities, a statement to the effect that a holder of such Convertible Securities will be entitled to receive shares of common stock of the Communications Group Subsidiaries or the Media Group Subsidiaries, as the case may be, only if such holder properly converts, exchanges or exercises such Convertible Securities on or prior to the date referred to in clause (ii) of this sentence and a statement as to what, if anything, such holder will be entitled to receive pursuant to the terms of such Convertible Securities or, if applicable, the provision described under "-- Effects on Convertible Securities" if such holder thereafter converts, exchanges or exercises such Convertible Securities. Such notice will be sent by first-class mail, postage prepaid, not less than 30 Trading Days nor more than 45 Trading Days prior to the redemption date, to each such holder at such holder's address as the same appears on the transfer books of the Company.

    Neither the failure to mail any notice described above to any particular holder of shares of any class of Common Stock or of any Convertible Securities nor any defect therein would affect the sufficiency thereof with respect to any other holder of outstanding shares of such Common Stock or of outstanding Convertible Securities, or the validity of any such conversion or redemption.

    The Company will not be required to issue or deliver fractional shares of any class of capital stock or any fractional securities to any holder of any class of Common Stock upon any conversion, redemption, dividend or other distribution described above. If more than one share of such Common Stock is held at the same time by the same holder, the Company may aggregate the number of shares of any class of capital stock that is issuable or the amount of securities that is distributable to such holder upon any such conversion, redemption, dividend or other distribution (including any fractions of shares or securities). If the number of shares of any class of capital stock or the amount of securities remaining to be issued or distributed to any holder of such Common Stock is a fraction, the Company will, if such fraction is not issued or distributed to such holder, pay a cash adjustment in respect of such fraction in an amount equal to the Fair Value of such fraction on the fifth Trading Day prior to the date such payment is to be made (without interest).

    No adjustments in respect of dividends will be made upon the conversion or redemption of any shares of such Common Stock; provided, however, that if such shares are converted or redeemed by the Company after the record date for determining holders of such Common Stock entitled to any dividend or distribution thereon, such dividend or distribution will be payable to the holders of such shares at the close of business on such record date notwithstanding such conversion or redemption, in each case without interest.

    Before any holder of Communications Stock or Media Stock will be entitled to receive certificates representing shares of any capital stock, cash and/or other securities or property to be distributed to such holder with respect to any conversion or redemption of shares of such Common Stock, such holder is required to surrender at such place as the Company specified certificates for shares of such Common Stock, properly endorsed or assigned for transfer (unless the Company waives such requirement). As soon as practicable after the Company's receipt of certificates for such shares of such Common Stock, the Company will deliver to the person for whose account such shares were so surrendered, or to the nominee or nominees of such person, certificates representing the number of whole shares of the kind of capital stock, cash and/or other securities or property to which such person was entitled, together with any fractional payment referred to below, in each case without interest. If less than all of the shares of any Common Stock represented by any one certificate are to be converted or redeemed, the Company will issue and deliver a new certificate for the shares of such class of Common Stock not converted or redeemed.

    From and after any conversion or redemption of shares of any class of Common Stock, all rights of a holder of shares of such Common Stock that were converted or redeemed will cease, except for the right, upon surrender of the certificates representing such shares of such Common Stock, to receive certificates representing shares of the kind and amount of capital stock, cash and/or other securities or property for which such shares were converted or redeemed, together with any fractional payment or rights to dividends as provided above, in each case without interest. No holder of a certificate that immediately prior to the conversion or redemption of any Common Stock represented shares of such Common Stock will be entitled to receive any dividend or other distribution with respect to shares of any kind of capital stock into or in exchange for which shares of such Common Stock were converted or redeemed until surrender of such holder's certificate in exchange for a certificate or certificates representing shares of such kind of capital stock. Upon such surrender, there will be paid to the holder the amount of any dividends or other distributions (without interest) which theretofore became payable with respect to a record date occurring after the conversion or redemption, but which were not paid by reason of the foregoing, with respect to the number of whole shares of the kind of capital stock represented by the certificate or certificates issued upon such surrender. From and after a conversion or redemption, the Company will, however, be entitled to treat the certificates for such Common Stock that have not yet been surrendered for conversion or redemption as evidencing the ownership of the number of whole shares of the kind of capital stock for which the shares of such Common Stock represented by such certificates should have been converted or redeemed, notwithstanding the failure to surrender such certificates.

    The Company will pay any and all documentary, stamp or similar issue or transfer taxes that may be payable in respect of the issue or delivery of any shares of capital stock and/or other securities on conversion or redemption of shares of any class of Common Stock pursuant hereto. The Company will not, however, be required to pay any tax that may be payable in respect of any transfer involved in the issue or delivery of any shares of capital stock and/or other securities in a name other than that in which the shares of such Common Stock so converted or redeemed were registered, and no such issue or delivery would be made unless and until the person requesting such issue paid to the Company the amount of any such tax, or established to the satisfaction of the Company that such tax had been paid.

    VOTING RIGHTS

    Currently, holders of Existing Common Stock have one vote per share on all matters submitted to shareholders. In addition, holders of any series of Existing Preferred Stock would have the right to vote as a separate voting group under the CBCA in certain circumstances. See "-- Comparison of Shareholder Rights." The Restated Certificate will provide that the holders of all classes of Common

Stock and any series of Preferred Stock outstanding at the time of such vote and entitled to vote together with the holders of Common Stock will vote together as a single class on all matters as to which common stockholders generally are entitled to vote other than a matter with respect to which the Common Stock or any class thereof or the Preferred Stock or any series thereof would be entitled to vote as a separate class. On all matters as to which both classes of Common Stock would vote together as a single class, (i) each outstanding share of Communications Stock shall have one vote, and (ii) each outstanding share of Media Stock shall have a number of votes equal to .80 of a vote prior to March 1, 1996 and, on or after March 1, 1996, a number of votes (including a fractional vote) equal to the quotient (calculated to the nearest three decimal places), as of the tenth Trading Day prior to such record date, of (A) the sum of (1) four times the average Market Value of the Media Stock over the five-Trading Day period ending on such tenth Trading Day, (2) three times the average Market Value of the Media Stock over the next preceding five-Trading Day period,
(3) two times the average Market Value of the Media Stock over the next preceding five-Trading Day period and (4) the average Market Value of the Media Stock over the next preceding five-Trading Day period, divided by (B) the sum of
(1) four times the average Market Value of the Communications Stock over the five-Trading Day period ending on such tenth Trading Day, (2) three times the average Market Value of the Communications Stock over the next preceding five-Trading Day period, (3) two times the average Market Value of the Communications Stock over the next preceding five-Trading Day period and (4) the average Market Value of the Communications Stock over the next preceding five-Trading Day period. If shares of only one class of Common Stock are outstanding, each share of that class shall be entitled to one vote. If any class of Common Stock is entitled to vote as a separate class with respect to any matter, each share of that class shall be entitled to one vote in the separate vote on such matter.

    To illustrate the foregoing, if the average Market Value of the Media Stock for the periods specified in Clause (A) above were $20, $24, $22 and $18, respectively, and the average Market
Value of the Communications Stock for the periods specified in Clause (B) above were $30,
$28, $32, and $35, respectively, each share of Communications Stock would have one vote and each share of Media Stock would have 0.706 votes based on the following calculation:
{[(4X$20)+(3X$24)+(2X$22)+(1X$18)]/[(4X$30)+(3X$28)+(2X$32)+(1X$35)]}.  Based on
such number of votes, on any proposal where both classes of Common Stock vote together as a single class (with no classes or series of Preferred Stocks, if any, entitled to vote together with the holders of Common Stock) and assuming there are issued and outstanding 500 million shares of Communications Stock and 500 million shares of Media Stock, the shares of Communications Stock and Media Stock would represent 58.62% and 41.38%, respectively, of the total voting power.

    The Company anticipates that the Communications Stock would initially represent a majority of the voting power of all classes and series entitled to vote in the election of directors.

    If the Recapitalization Proposal is approved by shareholders and implemented by the Board, the Company will set forth the number of outstanding shares of Communications Stock and Media Stock in its Annual and Quarterly Reports filed pursuant to the Exchange Act, and will disclose in any proxy statement for a stockholder meeting the number of outstanding shares and per share voting rights of the Communications Stock and the Media Stock.

    The relative voting rights of the Communications Stock and the Media Stock could fluctuate as described above so that a holder's voting rights would more closely reflect the Market Value of such holder's equity investment in the Company. Fluctuations in the relative voting rights of the Communications Stock and the Media Stock could influence an investor interested in acquiring and maintaining a fixed percentage of the voting power of the Company, to acquire such percentage of both classes of Common Stock, and would limit the ability of investors in one class to acquire for the same consideration relatively more or less votes per share than investors in the other class.

    Following implementation of the Recapitalization Proposal, the holders of Communications Stock or Media Stock would not have any rights to vote separately as a class on any matter coming before stockholders of the Company, except for certain limited class voting rights provided under Delaware law described below. In addition to the approval of the holders of a majority of the voting power of all shares of Common Stock voting together as a single class, the approval of a majority of the outstanding shares of the Communications Stock or the Media Stock, voting as a separate class, would be required under Delaware law to approve any amendment to the Restated Certificate that would change the par value of the shares of the class or alter or change the powers, preferences or special rights of the shares of such class so as to affect them adversely. As permitted by the DGCL, the Restated Certificate will provide that an amendment to the Restated Certificate that increases or decreases the number of authorized shares of Communications Stock or Media Stock will only require the approval of the holders of a majority of the voting power of all shares of Common Stock, voting together as a single class, and will not require the approval of the holders of the class of Common Stock affected by such amendment, voting as a separate class. Consequently, because most matters brought to a stockholder vote would only require the approval of a majority of the voting power of the Communications Stock and Media Stock, voting together as a single class, if the holders of either class of Common Stock would have more than the number of votes required to approve any such matter, the holders of that class would be in a position to control the outcome of the vote on such matter. See "Risk Factors -- Limited Separate Stockholder Rights; No Additional Rights with respect to the Groups; Effects on Voting Power."

    LIQUIDATION

    Currently, in the event of a liquidation or dissolution and winding-up of the Company, after payment, or provision for payment, of the debts and other liabilities of the Company and the payment of full preferential amounts (including any accumulated and unpaid dividends) to which the holders of the Existing Preferred Stock are entitled, holders of Existing Common Stock would be entitled to share ratably in the remaining net assets of the Company. Under the Recapitalization Proposal, in the event of a dissolution or liquidation and winding up of the Company, whether voluntary or involuntary, after payment or provision for payment of the debts and other liabilities of the Company and full preferential amounts (including any accumulated and unpaid dividends) to which holders of Preferred Stock are entitled (regardless of the Group to which such shares of Preferred Stock were attributed), the holders of Communications Stock and Media Stock will be entitled to receive the net assets, if any, of the Company remaining for distribution to holders of Common Stock on a per share basis in proportion to the Liquidation Units per share of each class. Each share of Communications Stock will have one Liquidation Unit and each share of Media Stock will have .80 of a Liquidation Unit. Thus, the liquidation rights of the holders of the respective classes may not bear any relationship to the relative market values or the relative voting rights of the two classes.

    The Liquidation Units of the Communications Stock and the Media Stock were determined by the Company in consultation with its financial advisors and are based upon, among other factors, each Group's initial level of debt and equity capitalization, each Group's recent historical financial performance, the market prices of shares of comparable companies that are publicly traded and the current state of the markets for public offerings and other stock transactions. See "Risk Factors -- No Assurance as to Market Price." The Company considers that its complete liquidation is a remote contingency, and its financial advisors believe that, in general, these liquidation provisions are immaterial to trading in Communications Stock and Media Stock. No holder of Communications Stock will have any special right to receive specific assets attributable to the Communications Group and no holder of Media Stock will have any special right to receive specific assets attributable to the Media Group in the case of a dissolution or liquidation and winding-up of the Company.

    If the Company subdivides (by stock split or otherwise) or combines (by reverse stock split or otherwise) the outstanding shares of either Communications Stock or Media Stock or declares a dividend or other distribution of shares of Communications Stock or Media Stock to holders of such class of Common Stock, the number of Liquidation Units of the Communications Stock or the number of Liquidation Units of the Media Stock, as applicable, will be appropriately adjusted as determined by the Board so as to avoid any dilution in aggregate liquidation rights of either class of Common Stock. For example, in case the Company were to effect a two-for-one split of the Communications Stock, the Communications Stock would be entitled to 0.5 of a Liquidation Unit per share in order to avoid dilution in the aggregate liquidation rights of holders of Media Stock.

    Neither the merger or consolidation of the Company into or with any other corporation, nor the merger or consolidation of any other corporation into or with the Company, nor any sale, transfer or lease of all or any part of the assets of the Company, will be deemed to be a dissolution, liquidation or winding-up for purposes of the liquidation provisions set forth above.

    DETERMINATIONS BY THE BOARD

    If the Recapitalization Proposal is approved by the shareholders and implemented by the Board, any determinations made in good faith by the Board under any provision described under
"-- Description of Communications Stock and Media Stock," and any determinations with respect to any Group or the rights of holders of shares of either class of Common Stock, would be final and binding on all stockholders of the Company, subject to the rights of stockholders under applicable Delaware law and under the federal securities laws.

    PREEMPTIVE RIGHTS

    Neither the holders of the Communications Stock nor the holders of the Media Stock will have any preemptive rights or any rights to convert their shares into any other securities of the Company.

FUTURE INTER-GROUP INTEREST

    The number of shares of Media Stock to be issued upon consummation of the Recapitalization Proposal will represent 100% of the equity value of the Company attributable to the Media Group. Under management policies adopted by the Board, however, the Board could, in its sole discretion, determine from time to time to contribute, as additional equity, cash or other property of the Communications Group to the Media Group or purchase shares of Media Stock in the open market with cash or other property of the Communications Group. In such event, the Communications Group would hold an Inter-Group Interest, representing an interest in the equity value of the Company attributable to the Media Group. The Board will determine, in its sole discretion, to make any such contribution or purchase after consideration of a number of factors, including, among others, the financing needs and objectives of the Media Group, the investment objectives of the Communications Group, the relative levels of internally generated cash flow of each Group, the long-term business prospects for each Group, the availability, cost and time associated with alternative financing sources, prevailing interest rates and general economic conditions. See "-- Certain Management Policies -- Inter-Group Financing Transactions." An Inter-Group Interest, because it represents an interest between two business groups within the Company, would not constitute outstanding shares of Common Stock and, accordingly, would not be represented by shares of Media Stock and would not be voted on any matter by the Communications Group, including any matter requiring the vote of the holders of Media Stock as a separate class. However, the Market Value attributable to the Inter-Group Interest should be reflected in the Market Value of the Communications Stock, which in turn would affect the aggregate voting power represented by the Communications Stock on any matter in which holders of Communications Stock and Media Stock vote together as a single class.

    The "Outstanding Media Fraction" means the percentage interest in the Media Group represented at any time by the outstanding shares of Media Stock and the "Inter-Group Interest Fraction" means the remaining percentage interest in the Media Group that is attributed to the Communications Group. The sum of the
Inter-Group Interest Fraction and the Outstanding Media Fraction will always equal 100%. The "Number of Shares Issuable with Respect to the Inter-Group Interest" means the number of shares of Media Stock that could be sold or otherwise issued by the Company for the account of the Communications Group in respect of the Inter-Group Interest.

    If there is an Inter-Group Interest and additional shares of Media Stock are subsequently issued from time to time by the Company, the Board would determine
(i) the number of shares of such Media Stock issued for the account of the Communications Group with respect to the Inter-Group Interest, the net proceeds of which will be reflected entirely in the financial statements of the Communications Group, and (ii) the number of shares of such Media Stock issued for the account of the Media Group as an additional equity interest in the Media Group, the net proceeds of which will be reflected entirely in the financial statements of the Media Group. As additional shares of Media Stock are issued for the account of the Communications Group, the Inter-Group Interest Fraction and the Number of Shares Issuable with Respect to the Inter-Group Interest would decrease and the Outstanding Media Fraction would increase accordingly. At the time all shares of Media Stock issuable with respect to the Inter-Group Interest are issued, the Number of Shares Issuable with Respect to the Inter-Group Interest would be zero and shares of Media Stock could no longer be issued for the account of the Communications Group. If additional shares of Media Stock are issued for the account of the Media Group, the Number of Shares Issuable with Respect to the Inter-Group Interest would not decrease but the Inter-Group Interest Fraction would nonetheless decrease and the Outstanding Media Fraction would increase accordingly.

    If there is an Inter-Group Interest and the Board determines to issue shares of Media Stock as a distribution on the Communications Stock, such distribution would be treated as a distribution of shares issuable with respect to the Inter-Group Interest, and as a result, the Number of Shares Issuable with Respect to the Inter-Group Interest would decrease by the number of shares of Media Stock distributed to the holders of Communications Stock, resulting in a proportionate decrease in the Inter-Group Interest Fraction and a corresponding increase in the Outstanding Media Fraction.

    If there is an Inter-Group Interest and the Company repurchases shares of Media Stock with cash or property of the Communications Group, the Number of Shares Issuable with Respect to the Inter-Group Interest and the Inter-Group Interest Fraction would increase and the Outstanding Media Fraction would decrease accordingly. If the repurchase of shares of Media Stock were attributed to the Media Group, the Number of Shares Issuable with Respect to the Inter-Group Interest would not increase but the Inter-Group Interest Fraction would nonetheless increase and the Outstanding Media Fraction would decrease accordingly.

    The foregoing determinations with respect to the allocation of issuances of shares of Media Stock between the Groups and the choice of which Group's funds are to be used to repurchase shares of Media Stock will be made by the Board, in its discretion, after consideration of a number of factors, including, among others, the relative levels of internally generated cash flow of each Group, the long-term business prospects for each Group, and the availability and cost of alternative financing sources.

    The financial statements of the Communications Group will be credited, and the financial statements of the Media Group will be charged with, an amount equal to the product of (i) the Fair Value of any dividend or other distribution paid or distributed in respect of the outstanding shares of Media Stock (including any dividend of Net Proceeds from a Disposition), times (ii) a fraction, the numerator of which is the Inter-Group Interest Fraction on the record date for such dividend or distribution and the denominator of which is the the Outstanding Media Fraction on the record date for such dividend or distribution.

    For further discussion of, and illustrations of the calculation of the Inter-Group Interest Fraction, the Outstanding Media Fraction and the Number of Shares Issuable with Respect to the Inter-Group Interest and the effects thereon of dividends on, and issuances and repurchase of, shares of Media Stock, and transfers of cash or other property between Groups, see Annex VIII hereto.

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
STOCK TRANSFER AGENT AND REGISTRAR

    State Street Bank and Trust Company is the registrar and transfer agent for the Existing Common Stock. If the Recapitalization Proposal is approved by the shareholders and implemented by the Board, State Street Bank and Trust Company will be selected as the registrar and transfer agent for the Communications Stock and the Media Stock.

STOCK EXCHANGE LISTINGS

    Application has been made to the NYSE and the PSE, and application will be made to the London Stock Exchange, the Amsterdam Stock Exchange, the Basel Stock Exchange, the Geneva Stock Exchange and the Zurich Stock Exchange, to provide for the redesignation of the Existing Common Stock as Communications Stock, which shall continue to trade under the symbol "USW," and the listing of the Media Stock under the symbol "UMG."

FINANCIAL ADVISORS

    Lehman Brothers Inc. is acting as lead financial advisor and Morgan Stanley & Co. Incorporated is acting as co-advisor to the Company in connection with the Recapitalization Proposal. Both advisors are assisting the Company in the solicitation of proxies. The Company has, to date, paid Lehman Brothers Inc. $500,000 for its services and will pay Lehman Brothers Inc. an additional $750,000 upon the mailing of this Proxy Statement and an additional $2.75 million if the Recapitalization Proposal is approved by the Company's shareholders. The Company has agreed to pay Morgan Stanley & Co. Incorporated $2 million for its services. The Company has also agreed to reimburse Lehman Brothers Inc. and Morgan Stanley & Co. Incorporated for certain of their reasonable out-of-pocket expenses (including fees and expenses of their legal counsel) and has agreed to indemnify Lehman Brothers Inc. and Morgan Stanley & Co. Incorporated against certain liabilities, including liabilities under the Securities Act.

COMPARISON OF SHAREHOLDER RIGHTS

    At the Effective Time, the shareholders of U S WEST will become stockholders of U S WEST Delaware, a corporation governed by Delaware law and the Restated Certificate and New Bylaws. The following discussion summarizes the material differences between the rights of holders of the Existing Common Stock and holders of the Common Stock of U S WEST Delaware, based on a comparison of the Colorado and Delaware corporation laws and the charters and bylaws of U S WEST and U S WEST Delaware. FOR ADDITIONAL INFORMATION REGARDING THE SPECIFIC RIGHTS OF HOLDERS OF EXISTING COMMON STOCK AND HOLDERS OF COMMON STOCK OF U S WEST DELAWARE, SEE "-- DESCRIPTION OF COMMUNICATIONS STOCK AND MEDIA STOCK." This summary does not purport to be complete and is qualified in its entirety by reference to the Articles and Existing Bylaws, the Restated Certificate and New Bylaws and the relevant provisions of the CBCA and the DGCL. Except as provided below, the relevant provisions of the Restated Certificate and the New Bylaws are substantially similar to those of the Articles and Existing Bylaws.

    VOTING GROUPS

    Under the CBCA, U S WEST's shareholders are entitled to vote in voting groups in certain circumstances. A voting group consists of all the shares of a class or series that, under the Articles or under the CBCA, are entitled to vote and be counted together collectively on a matter at a meeting of shareholders. If multiple voting groups are entitled to vote on a matter, favorable action on the matter is taken only when it is approved by each such voting group. Although the Existing Common Stock is the only voting stock of U S WEST and the Articles do not provide for voting by voting groups, the Existing Series B Preferred Stock as well as any other class or series of capital stock that may be issued by U S WEST in the future is entitled to vote separately as a voting group under the CBCA in connection with certain amendments to the Articles and certain plans of merger and share exchange. See "-- Amendments to Articles of Incorporation and Certificate of Incorporation" and "-- Vote Required for Merger and Certain Other Transactions."

    The DGCL has no equivalent provisions for voting groups. Under the Restated Certificate, until such time as the Board may designate a series of Preferred Stock that has the right to vote together with the Communications Stock and the Media Stock, the Communications Stock and the Media Stock will be the only classes of voting stock of U S WEST Delaware. Under the DGCL, however, the Series C Preferred Stock will have the right to vote separately as a class in connection with certain amendments to the Restated Certificate. See "-- Amendments to Articles of Incorporation and Certificate of Incorporation."

    AMENDMENTS TO ARTICLES OF INCORPORATION AND CERTIFICATE OF INCORPORATION

    Under the CBCA, an amendment to the Articles (with certain exceptions) must be proposed by the Board or the holders of shares representing at least ten percent of all of the votes entitled to be cast on the amendment, and must then be approved by (i) the holders of two-thirds of the votes entitled to be cast on the amendment by any voting group with respect to which the amendment would create dissenters' rights, if any, under the CBCA and (ii) the holders of two-thirds of all votes cast within each other voting group entitled to vote on the amendment. In addition, the Articles require the approval of the holders of 80% of the outstanding shares of stock entitled to vote thereon to amend the provisions thereof relating to certain business combinations, amendments to Bylaws, the composition of the Board and the removal of directors. If U S WEST were to remain a Colorado corporation and redesignate the Existing Common Stock as the Communications Stock and create a new class of Media Stock through an amendment of the Articles, such amendment would require the approval of the holders of two-thirds of the outstanding shares of Existing Common Stock but would not require the approval of holders of the outstanding shares of Existing Series B Preferred Stock.

    Under the CBCA, all of the holders of Existing Common Stock, and each holder of shares of an affected class or series of stock, voting in separate voting groups, are entitled to vote on any amendment of the Articles that would (i) increase or decrease the aggregate number of authorized shares of the class or series; (ii) effect an exchange or reclassification of all or part of the shares of the class or series into shares of another class or series; (iii) effect an exchange or reclassification, or create the right of exchange, of all or part of the shares of another class or series into shares of the class or series; (iv) change the designation, preferences, limitations, or relative rights of all or part of the shares of the class or series; (v) change the shares of all or part of the class or series into a different number of shares of the same class; (vi) create a new class of shares having rights or preferences with respect to distributions or dissolution that are prior, superior or substantially equal to the shares of the class or series; (vii) increase the rights, preferences, or number of authorized shares of any class or series that, after giving effect to the amendment, have rights or preferences with respect to distributions or to dissolutions that are prior, superior, or substantially equal to the shares of the class or series; (viii) limit or deny an existing preemptive right of all or part of the shares of the class or series; or (ix) cancel or otherwise affect rights to distributions or dividends that have accumulated but have not yet been declared on all or part of the shares of the class or series.

    Under the DGCL and the Restated Certificate, amendments to the Restated Certificate must be adopted by the Board and must then be approved by the holders of a majority of the voting power of the outstanding shares of stock entitled to vote thereon except that amendments of the provisions relating to certain business combinations, amendments to Bylaws, the composition of the Board, the removal of directors and stockholder actions and meetings require the approval of the holders of 80% of the voting power of the outstanding shares of stock entitled to vote thereon. The DGCL requires the approval of a majority of the outstanding shares of a class of stock, voting as a separate class, for any amendment that increases or decreases the number of authorized shares of that class, changes the par value of that class or adversely affects the powers, preferences or special rights of that class. As permitted under the DGCL, the Restated Certificate will provide that an amendment that increases or decreases the number of authorized shares of Communications Stock or Media Stock will only require the approval of the holders of a majority of the voting power of all shares of Common Stock, voting together as a single class, and will not require the approval of the holders of the class of Common Stock affected by such amendment, voting as a separate class.

    AMENDMENTS TO BYLAWS

    Under the CBCA and the Existing Bylaws, the Existing Bylaws may be adopted, amended, altered, changed or repealed by either the affirmative vote of the holders of 80% of the outstanding shares of stock entitled to vote thereon or by the affirmative vote of two-thirds of the members of the Board.

    As permitted under the DGCL, the Restated Certificate and New Bylaws will provide that bylaws may be adopted, amended, or repealed by either the affirmative vote of the holders of 80% of the voting power of the outstanding shares of stock entitled to vote thereon or by the affirmative vote of two-thirds of the members of the Board.

    VOTE REQUIRED FOR MERGER AND CERTAIN OTHER TRANSACTIONS

    Under the CBCA and the Articles, a plan of merger or share exchange or a transaction involving the sale, lease, exchange or other disposition of all or substantially all of U S WEST's property must be adopted by the Board and then approved by each voting group entitled to vote separately on such plan, share exchange or transaction by the holders of a majority of all the votes entitled to be cast on such plan, share exchange or transaction by that voting group. The CBCA requires separate voting by voting groups (i) on a plan of merger if the plan contains a provision that, if contained in an amendment to the Articles, would require action by separate voting groups, and (ii) on a plan of share exchange by each class or series of shares included in the share exchange, with each class or series constituting a separate voting group.

    Under the DGCL, an agreement of merger or a sale, lease or exchange of all or substantially all of U S WEST Delaware's assets must be approved by the Board and then adopted by the holders of a majority of the voting power of the outstanding shares of stock entitled to vote thereon. Under the Recapitalization Proposal, the disposition of all the assets attributed to a Group requires certain actions by the Company. See "-- Description of Communications Stock and Media Stock -- Conversion and Redemption."

    DIRECTORS

    The Articles provide that the number of directors shall not be less than six nor more than 17 and shall be fixed by the Existing Bylaws. The Existing Bylaws currently fix the number of directors at 13. As permitted under the CBCA, the Articles and Existing Bylaws divide the Board into three classes, with each class being as nearly equal in number as possible. The term of the classes are staggered so that at each annual meeting of shareholders of U S WEST, one class of directors is elected for a three-year term or until their resignation, removal or retirement, if earlier.

    As permitted under the DGCL, the Restated Certificate and New Bylaws will establish a classified board substantially similar to that established by the Articles and Existing Bylaws.

    REMOVAL OF DIRECTORS

    Under the CBCA and the Articles, no member of the Board may be removed unless such removal is approved by the holders of 80% of the outstanding shares of stock entitled to vote thereon. In addition, a director may be removed by the district court of the county in Colorado in which U S WEST's principal or registered office is located, in a proceeding commenced either by U S WEST or by shareholders holding at least ten percent of the outstanding shares of any class, if the court finds that the director engaged in fraudulent or dishonest conduct or gross abuse of authority or discretion with respect to U S WEST, and that removal is in U S WEST's best interests.

    Under the DGCL and the Restated Certificate, directors may be removed only for cause and only if such removal is approved by the holders of 80% of the voting power of the outstanding shares of stock entitled to vote thereon.

    NEWLY CREATED DIRECTORSHIPS AND VACANCIES

    Under the Existing Bylaws, vacancies in the Board may be filled by the affirmative vote of a majority of the directors then in office, even if less than a quorum, and newly created directorships

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resulting  from an  increase in the  number of directors,  including an increase effected by the Board, may be filled by the affirmative vote of a majority of the directors then in office or by an election at an annual meeting or special meeting of shareholders called for that purpose.

    Under the Restated Certificate and New Bylaws, vacancies and newly created directorships resulting from any increase in the number of directors, including an increase effected by the Board, will be filled by a majority of the directors then in office, even if less than a quorum, or by the sole remaining director. Under the DGCL, if, at the time of filling any vacancy or any newly created directorship, the directors then in office constitute less than a majority of the whole Board (as constituted immediately prior to any such increase), the Court of Chancery may, upon application of stockholders holding at least 10% of the total number of outstanding shares having the right to vote for such directors, order that an election by the stockholders be held to fill any such vacancies or newly created directorships or to replace the directors chosen by the directors then in office.

    CUMULATIVE VOTING

    As permitted under the CBCA, the Articles expressly provide that there shall be no cumulative voting in the election of directors.

    Under the DGCL, stockholders are not entitled to cumulative voting in the election of directors unless specifically provided for in the certificate of incorporation. The Restated Certificate will not provide for cumulative voting in the election of directors.

    LIMITATION ON DIRECTOR'S LIABILITY

    As permitted by both the CBCA and the DGCL, both the Articles and the Restated Certificate eliminate or limit the personal liability of a director to U S WEST and U S WEST Delaware, respectively, or its shareholders for monetary damages based on such director's breach of fiduciary duty, provided that a director's liability is not eliminated or limited for any breach of the director's duty of loyalty to the corporation or its stockholders, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, for certain excess or prohibited distributions, or for any transaction for which the director derived an improper personal benefit.

    INDEMNIFICATION OF DIRECTORS AND OFFICERS

    The CBCA and the DGCL contain generally similar provisions for the indemnification of directors and officers. The CBCA permits indemnification of a director in connection with conduct in an official capacity only if the director reasonably believed that his or her conduct was in the best interests of the corporation. The DGCL permits such indemnification if the director reasonably believed that such conduct was in or not opposed to the best interests of the corporation. The CBCA generally precludes indemnification if there is an adjudication of liability that the director obtained an improper personal benefit. The DGCL does not specifically deal with cases of improper personal benefit. Neither the CBCA nor the DGCL permits a corporation to indemnify directors against judgments in actions brought by or in the right of the corporation in which such director was adjudged liable to the corporation, and the DGCL extends such limitation to indemnification of officers. However, both the CBCA and the DGCL permit indemnification for reasonable expenses in such situations if the indemnification is ordered by a court. Both the CBCA and the DGCL permit the corporation to advance expenses upon an undertaking for their repayment if the person receiving the advance is not ultimately entitled to indemnification. The CBCA prohibits provisions in articles of incorporation, bylaws, or contracts that are inconsistent with the statutory provisions, while the DGCL specifies that the statutory provisions are not exclusive of other rights to indemnification or advancement of expenses that may be provided by bylaws, agreements, votes of stockholders or disinterested directors, or otherwise.

    The Existing Bylaws provide, and the New Bylaws will provide, that the Company will indemnify any person against any damage, judgment, settlement, penalty, fine, cost or expense (including attorneys' fees), incurred in connection with any proceeding in which the person may be involved as a party or otherwise, by reason of the fact that such person is or was serving as a director, officer,

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
employee, or agent of the Company or, at the request of the Company, as a director, officer, employee, agent, fiduciary, or trustee of another corporation, partnership, joint venture, trust, employee benefit plan, or other entity or enterprise, except to the extent that any such indemnification against a particular liability is expressly prohibited by applicable law or where a judgment or other final adjudication adverse to the indemnified person establishes, or where the corporation determines, that such person's acts or omission (i) were in breach of such person's duty of loyalty to the corporation or its shareholders, (ii) were not in good faith or involved intentional misconduct or a knowing violation of law, or (iii) resulted in receipt by such person of an improper personal benefit. The Existing Bylaws require, and the New Bylaws will require, the Company to pay reasonable expenses in advance of the final disposition of such proceeding to the fullest extent permitted by law.

    SPECIAL MEETINGS OF SHAREHOLDERS; ACTION BY CONSENT

    Under the CBCA and the Existing Bylaws, a special meeting of the shareholders of U S WEST may be called for any purpose by the Chairman of the Board or by the Board, and must be called by the Chairman of the Board at the request of the holders of not less than 10% of all votes entitled to be cast on any issue proposed to be considered at such meeting. Under the CBCA, unless the articles of incorporation require that action be taken at a shareholders' meeting, any action required or permitted to be taken at a shareholders' meeting may be taken without a meeting if all of the shareholders entitled to vote thereon consent to such action in writing. The Articles do not contain provisions regarding shareholder actions by written consent.

    As permitted under the DGCL, the Restated Certificate and the New Bylaws will provide that special meetings of stockholders of U S WEST Delaware may be called only by the Chairman of the Board or by the Board. No actions will be considered at a special meeting other than those specified in the notice thereof. Additionally, under the Restated Certificate, stockholder action will be permitted only at an annual or special meeting of stockholders and not by written consent.

    SHAREHOLDER PROPOSALS AND NOMINATIONS

    The Existing Bylaws provide that no proposal for action may be presented by any shareholder of U S WEST at an annual or special meeting of shareholders unless such proposal has been submitted in writing to U S WEST and received by the Secretary at least 30 days prior to the date of such annual or special meeting and such proposal is an appropriate subject of shareholder action. In addition, such shareholder must provide certain specified information regarding such shareholder's shareownership and interest in such proposal.

    The New Bylaws will provide that a stockholder may present a proposal for action at an annual meeting of stockholders of U S WEST Delaware only if the stockholder submitting such proposal has delivered a written notice on the proposal, together with certain specified information relating to such stockholder's stock ownership and identity, to the Secretary of U S WEST Delaware at least 60 days before the annual meeting. In addition, the New Bylaws will provide that a stockholder may nominate individuals for election to the Board at any annual meeting or special meeting of stockholders at which directors are to be elected by delivering written notice, containing certain specified information with respect to the nominee and nominating stockholder, to the Secretary of U S WEST Delaware at least 60 days before the annual meeting or within 15 days following the announcement of the date of the special meeting.

    BUSINESS COMBINATIONS FOLLOWING A CHANGE IN CONTROL

    The CBCA does not contain any special provisions for business combinations following a change in control of U S WEST. The Articles, however, include a "fair price provision" which requires the affirmative vote of the holders of 80% of the outstanding shares of Existing Common Stock to approve certain business combinations (including certain mergers, security issuances, recapitalizations, and the sale, lease or transfer of a substantial part of U S WEST's assets) involving U S WEST or a subsidiary and an owner of ten percent or more of the outstanding Existing Common Stock (a "related person"), unless either (i) such business combination is approved by a majority of the directors who

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are unaffiliated with  the related person  and who were  directors prior to  the time such owner became a related person or (ii) the shareholders receive a "fair price" (as defined therein) for their holdings and other procedural requirements are met.

    Section 203 of the DGCL prohibits certain transactions between a Delaware corporation, the shares of which are listed on a national securities exchange, and an "interested stockholder," unless the certificate of incorporation of the corporation contains a provision expressly electing not to be governed by
Section 203. The Restated Certificate will not contain such an election. An "interested stockholder" includes a person that is directly or indirectly a beneficial owner of fifteen percent or more of the voting power of the outstanding voting stock of the corporation and such person's affiliates and associates. The provision prohibits certain business combinations between an interested stockholder and a corporation for a period of three years after the date the interested stockholder became an interested stockholder, unless (i) the business combination is approved by the corporation's board of directors prior to the date such stockholder became an interested stockholder, (ii) the interested stockholder acquired at least 85% of the voting stock of the corporation in the transaction in which such stockholder became an interested stockholder or (iii) the business combination is approved by a majority of the board of directors and the affirmative vote of two-thirds of the outstanding stock that is not owned by the interested stockholder.

    In addition, the Restated Certificate will contain the same "fair price provision" as the provision in the Articles described above.

    DISSENTERS' RIGHTS

    Under the CBCA, a shareholder who complies with prescribed statutory procedures, whether or not entitled to vote, is entitled to dissent and obtain payment of the fair value of his or her shares in the event of (i) consummation of a plan of merger to which U S WEST is a party, if approval by U S WEST's shareholders is required for the merger or if U S WEST were a subsidiary that was merged with its parent corporation, (ii) consummation of a plan of share exchange to which U S WEST is a party as the corporation whose shares will be acquired, (iii) consummation of a sale, lease, exchange, or other disposition of all, or substantially all, of U S WEST's property if a shareholder vote is required for such disposition, (iv) consummation of a sale, lease, exchange, or other disposition of all, or substantially all, of the property of an entity controlled by U S WEST if U S WEST's shareholders are entitled to vote on whether U S WEST will consent to the disposition, (v) an amendment to the Articles that materially and adversely affects rights in respect of the shareholder's shares because it (a) alters or abolishes a preferential right of the shares; or (b) creates, alters, or abolishes a right of redemption in the shares, and (vi) an amendment to the Articles that affects rights of the shareholder's shares because it (x) excludes or limits the right of the shares to vote on any matter or to cumulate votes, other than a limitation by dilution through issuance of shares or other securities with similar voting rights; or
(y) reduces the number of shares owned by the shareholder to a fraction of a share or to scrip if that fractional share or scrip is to be acquired for cash or the scrip is to be voided. See "Proposal 1 -- The Recapitalization Proposal -- Dissenters' Rights" for a description of the procedures to be followed by a shareholder who wishes to dissent from the Recapitalization Proposal.

    Generally, stockholders of a Delaware corporation who object to certain mergers or consolidations of the corporation are entitled to appraisal rights, requiring the surviving corporation to pay the fair value of the dissenting shares. There are, however, no statutory rights of appraisal with respect to stockholders of a Delaware corporation whose shares of stock are either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 stockholders. In addition, no appraisal rights shall be available for any shares of stock of a surviving corporation in a merger if the merger did not require the approval of the stockholders of such corporation. Further, Delaware Law does not provide appraisal rights to stockholders who dissent from the sale of all or substantially all of the corporation's assets unless the certificate of incorporation provides otherwise. The Restated Certificate will not provide for appraisal rights upon the sale of all or substantially all of the assets of U S WEST Delaware.

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
    DIVIDENDS

    Under the CBCA, a dividend may be paid on the Existing Common Stock unless, after payment of the dividend, (i) U S WEST would not be able to pay its debt as they become due in the usual course of business or (ii) U S WEST's total assets would be less than the sum of its total liabilities plus the amount that would be needed, if U S WEST were dissolved, to satisfy the preferential rights of shareholders whose preferential rights are superior to those holders receiving the dividend.

    Under the DGCL, a dividend may be paid on the Common Stock out of either surplus (defined as the excess of net assets over capital) or if no surplus exists, out of net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. Dividends may not be paid on such stock out of surplus if the capital of U S WEST Delaware is less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets. The payment of dividends on each class of Common Stock will also be restricted by provisions in the Restated Certificate. See "-- Description of Communications Stock and Media Stock -- Dividends."

    STOCK REPURCHASES

    Under the CBCA, U S WEST may purchase, redeem or otherwise acquire its own shares, unless after giving effect thereto, (i) U S WEST would not be able to pay its debts as they become due in the usual course of business or (ii) U S WEST's total assets would be less than the sum of its total liabilities plus the amount that would be needed, if U S WEST were dissolved, to satisfy the preferential rights of shareholders whose preferential rights are superior to those holders whose shares are to be acquired.

    Under the DGCL, U S WEST Delaware may purchase, redeem or otherwise acquire its own shares. However, U S WEST Delaware may not (i) purchase or redeem its own shares of capital stock for cash or other property when the capital of the corporation is impaired or when such purchase or redemption would cause any impairment of the capital of the corporation, except that a corporation may purchase or redeem out of capital any of its own shares which are entitled upon any distribution of its assets, whether by dividend or in liquidation, to a preference over another class or series of its stock, if such shares will be retired upon their acquisition and the capital of the corporation reduced; or
(ii) purchase, for more than the price at which they may then be redeemed, any of its shares which are redeemable at the option of the corporation.

    RELATED PARTY TRANSACTIONS

    Under the CBCA, no contract or transaction between U S WEST and one or more of its directors or officers, or between U S WEST and any other corporation, partnership, association, or other organization in which one or more of U S
WEST's directors or officers are directors or officers, or have a financial interest, is void or voidable solely for that reason, or solely because the director or officer is present at or participates in the meeting of the Board or committee thereof which authorizes the contract or transaction, or solely because such director's votes are counted for that purpose, if: (i) the material facts as to such director's relationship or interest and as to the contract or transaction are disclosed or are known to the Board or the committee, and the Board or committee in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors constitute less than a quorum; (ii) the material facts as to such director's relationship or interest and as to the contract or transaction are disclosed or are known to the shareholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the shareholders; or (iii) the contract or transaction is fair to the corporation as of the time it is authorized, approved or ratified by the Board, a committee thereof, or the holders of the Existing Common Stock.

    In addition, under the CBCA, the Board or a committee thereof may not authorize a loan by U S WEST to a U S WEST director or to an entity in which a U S WEST director is a director or officer or has a financial interest, or a guaranty by U S WEST of an obligation of a U S WEST director or of an

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obligation of an entity in which a U S WEST director is a director or officer or has a financial interest, until at least ten days after written notice of the proposed authorization of the loan or guaranty has been given to the holders of the Existing Common Stock.

    The DGCL contains provisions regarding transactions with directors that are substantially similar to those of the CBCA. In addition, the DGCL provides that U S WEST Delaware may loan money to, or guaranty any obligation incurred by, its officers (including those who are also directors) if, in the judgment of the Board, such loan or guarantee may reasonably be expected to benefit U S WEST Delaware.

    CORPORATE RECORDS; SHAREHOLDER INSPECTION

    Under the CBCA, a shareholder is entitled to inspect and copy, during regular business hours at U S WEST's principal office, the Articles, the Existing Bylaws, minutes of all shareholders' meetings and records of all action taken by shareholders without a meeting for the past three years, all written communications within the past three years to shareholders as a group, a list of the names and business addresses of current directors and officers, a copy of the most recent corporate report delivered to the Colorado Secretary of State, and certain financial statements of U S WEST prepared for periods ending during the last three years. In addition, a shareholder who (i) has been a U S WEST shareholder for at least three months or who is a holder of at least five percent of all of the outstanding shares of any class of U S WEST's shares, (ii) makes a demand in good faith and for a purpose reasonably related to the shareholder's interest as a shareholder, (iii) describes with reasonable particularity the purpose and the records the shareholder desires to inspect, and (iv) requests records that are directly connected with the described purpose, is entitled to inspect and copy: excerpts from minutes or records of any Board meeting or action, excerpts from minutes or records of any shareholders' meeting or action, excerpts of records of any action of a Board committee, waivers of notices of any shareholder, Board or Borad Committee meeting, accounting records of the corporation, and records of the names and addresses of shareholders.

    Under the DGCL, any stockholder of U S WEST Delaware, in person or by attorney or other agent, may, during the usual hours for business, inspect for any proper purpose, the corporation's stock ledger, a list of its stockholders, and its other books and records, and to make copies or extracts therefrom.

    PREEMPTIVE RIGHTS

    As permitted by the CBCA, the Articles provide that shareholders shall have no preemptive right to acquire additional unissued or treasury shares of U S WEST or securities convertible into shares or carrying stock purchase warrants or privileges.

    Under the DGCL, the stockholders of U S WEST Delaware do not have preemptive rights unless specifically granted in the certificate of incorporation. The Restated Certificate will not grant stockholders preemptive rights.

CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

    The Company has received an opinion from its counsel, Weil, Gotshal & Manges, that, for federal income tax purposes, neither the Merger, nor the distribution of the Communications Stock and the Media Stock pursuant to the Merger, should be treated as taxable events to the shareholders or the Company. The Company will not apply for an advance tax ruling from the Service because the Service has announced that it will not issue advance rulings on the classification of stock with characteristics similar to those of the Communications Stock and the Media Stock.

    The following general discussion summarizes the federal income tax consequences of the Recapitalization Proposal. The discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Department regulations, published positions of the Service, and court decisions now in effect, all of which are subject to change. In particular, Congress could enact legislation affecting the treatment of stock with characteristics similar to the Communications Stock and the

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Media Stock, or the Treasury Department  could change the current law in  future regulations,  including  regulations  issued  pursuant  to  its  authority under
Section 337(d) of the Code. Any future legislation or regulations could be enacted or promulgated to apply retroactively to the Recapitalization Proposal. However, the Company believes, based on the advice of counsel, that it is unlikely that such legislation or regulations would apply retroactively.

    This discussion addresses only those shareholders who hold their Existing Common Stock and would hold their Communications Stock and Media Stock as a capital asset within the meaning of Section 1221 of the Code and is included for general information only. It does not discuss all aspects of federal income taxation that may be relevant to a particular shareholder in light of his or her personal tax circumstances and does not apply to certain types of shareholders which may be subject to special treatment under the federal income tax laws, including, without limitation, tax-exempt organizations, S corporations and other pass-through entities, mutual funds, small business investment companies, regulated investment companies, insurance companies and other financial institutions, broker-dealers, and persons that hold their Existing Common Stock as part of a straddle, hedging or conversion transaction. In addition, neither foreign, state or local tax consequences nor estate and gift tax considerations are discussed. SHAREHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISERS WITH REGARD TO THE APPLICATION OF THE FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATION, AS WELL AS TO THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL, OR FOREIGN TAX LAWS TO WHICH THEY MAY BE SUBJECT.

    TAX IMPLICATIONS OF THE RECAPITALIZATION PROPOSAL TO THE SHAREHOLDERS

    RECEIPT OF COMMUNICATIONS STOCK AND MEDIA STOCK PURSUANT TO THE MERGER. In counsel's opinion, the Merger will constitute a tax-free reorganization within the meaning of Section 368 of the Code and each of the Communications Stock and the Media Stock should, for federal income tax purposes, be treated as common stock of the Company. Accordingly, a shareholder should not recognize any gain or loss on the exchange of such shareholder's Existing Common Stock for Communications Stock and Media Stock. As a result, the basis of the Existing Common Stock held by a shareholder immediately before the Merger would be allocated between the Communications Stock and the Media Stock received in proportion to the fair market value of such Communications Stock and Media Stock and, assuming that the Existing Common Stock was a capital asset in the hands of the shareholder on the Effective Date, the holding period of the Communications Stock and the Media Stock would include the holding period of the Existing Common Stock. Any shareholders of the Company who exercise dissenters' rights will recognize gain or loss equal to the difference between the amount of cash received and their basis in the shares surrendered, which gain or loss will be capital gain or loss if the Existing Common Stock was held as a capital asset.

    Shareholders of the Company should be aware that there are no federal income tax regulations, court decisions, or published Service rulings bearing directly on the effect of the dividend and certain other features of the Communications Stock and the Media Stock. In addition, the Service announced during 1987 that it was studying the federal income tax consequences of stock which has certain voting and liquidation rights in an issuing corporation, but whose dividend rights are determined by reference to the earnings and profits of a segregated portion of the issuing corporation's assets, and would not issue any advance rulings regarding such stock. Earlier this year, the Service withdrew such stock from its list of matters under consideration and reiterated that it would not issue advance rulings regarding such stock. Therefore, the Service may take the position that the Communications Stock or the Media Stock represents property other than stock of the Company. Were the Communications Stock or the Media Stock treated as property other than stock of the Company, the receipt of one or both such classes of stock might be treated as a fully taxable dividend to the shareholders in an amount equal to the fair market value of such stock. While counsel recognizes that this matter cannot be viewed as free from doubt because there is no conclusive authority dealing with the precise facts presented by the Recapitalization Proposal, counsel believes that if the status of the Communications Stock or the Media Stock as common stock of the Company for federal income tax purposes were challenged, a court would agree with counsel's conclusions.

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    RECEIPT  OF RIGHTS PURSUANT TO THE RESTATED RIGHTS AGREEMENT.  Pursuant to a
published ruling by the Service, the adoption of a plan similar to the Restated Rights Agreement (as defined below) which provides a corporation's shareholders with certain rights to purchase additional shares of stock upon the occurrence of certain events does not constitute a distribution of stock or property by the corporation, an exchange of property or stock, or any other event giving rise to the realization of gross income by any shareholder. Based on this published position, the proposed amendment and restatement of the Rights Agreement and the conversion of the Existing Rights into a Communications Right and a Media Right (with each such right attached to the certificate representing the share of Common Stock to which it relates) will not result in recognition of income or gain to the shareholders.

    SALE OR EXCHANGE OF COMMUNICATIONS STOCK OR MEDIA STOCK. Upon the taxable sale or exchange of Communications Stock or Media Stock, including pursuant to the Odd-Lot Program, a shareholder will recognize gain or loss. Such gain or loss would be equal to the difference between (i) any cash received plus the fair market value of any other consideration received and (ii) the tax basis of the Communications Stock or the Media Stock, determined as described in " -- Receipt of Communications Stock and Media Stock Pursuant to the Merger" above, that was sold or exchanged. Any gain or loss on the taxable sale or exchange of the Communications Stock or the Media Stock would be a capital gain or loss, assuming that such Communications Stock or Media Stock was held as a capital asset by the shareholder on the date of the sale or exchange.

    If the Company redeems the Communication Stock or the Media Stock for shares of the Communications Group Subsidiaries or the Media Group Subsidiaries, respectively, it intends to do so in a manner that will be tax free under
Section 355 of the Code. If the redemption does not qualify under Section 355 of the Code, then (i) the Company could recognize gain on the distribution of stock of the Communications Group Subsidiaries or the Media Group Subsidiaries, as the case may be, in an amount equal to the difference between the fair market value of such stock distributed and the Company's tax basis in such stock, and (ii) the holders of the Communications Stock or the Media Stock, as the case may be, could, depending on their individual circumstances, either (a) recognize gain or loss on the redemption in an amount equal to the difference between the fair market value of the stock received and the stockholders' tax basis in their shares being redeemed or (b) be treated as having received a taxable dividend in an amount equal to the fair market value of the stock.

    Any conversion of one class of Common Stock into the other class of Common Stock upon the Company's exercise of any of its rights to do so should constitute a tax-free exchange to the exchanging shareholders, with a carryover adjusted tax basis in their newly-received Common Stock and generally a tacked holding period from the stock they previously held.

    State Street Bank and Trust Company has indicated its willingness, on a best efforts basis, to facilitate exchanges of shares of one class of Common Stock for shares of the other class of Common Stock. Stockholders who have an interest in such an exchange should contact State Street Bank and Trust Company or their broker. Although the Company believes that an exchange by stockholders of shares of one class of Common Stock for shares of the other class of Common Stock likely would qualify as a tax-free exchange under Section 1036 of the Code, stockholders should be aware that this conclusion is not free from doubt. Accordingly, stockholders should consult their tax advisors regarding the tax consequences of such an exchange.

    ADJUSTMENTS TO CONVERTIBLE SECURITIES. In general, if a corporation has outstanding convertible or exchangeable securities and distributes shares of its stock with respect to the stock into which such securities are convertible or exchangeable, the distribution may result in a taxable stock dividend to the participating shareholders where the distribution results in an increase in the shareholders' proportionate interest in the assets or earnings and profits of the corporation. A distribution of stock, however, will not result in a taxable stock dividend if the conversion price or conversion ratio of the convertible or exchangeable securities is fully adjusted to compensate for the dilution caused by the stock distribution.

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
    If the Recapitalization Proposal is approved by stockholders, any outstanding Convertible Securities convertible into Existing Common Stock will become convertible into a combination of Communications Stock and Media Stock. As a result, the shareholders of the Company should not be deemed to realize a taxable stock dividend in the Recapitalization Proposal. Moreover, to the extent that, in connection with such transaction, the right to convert such Convertible Securities is adjusted only as necessary to prevent dilution, such adjustment should not be deemed a taxable stock distribution to the holders of Convertible Securities.

    UNITED STATES ALIEN HOLDERS. Dividend payments received by a United States Alien holder of the Communications Stock or Media Stock with respect to such stock will be subject to United States federal withholding tax in the same manner as such holder is subject to federal withholding tax on his, her or its Existing Common Stock. A United States Alien will not be subject to United States federal income or withholding tax on any gain realized on the taxable sale or exchange of Communications Stock or Media Stock, unless (a) the gain is derived from sources within the United States and the United States Alien is an individual who was present in the United States for 183 days or more during the taxable year, (b) such gain is effectively connected with a United States trade or business of the United States Alien or (c) the stock sold or exchanged is a "United States Real Property Interest" as defined in Section 897(c)(1) of the Code at any time during the five years prior to the sale or exchange of the stock or at any time during the time that the United States Alien held such stock, whichever time is shorter. The Communications Stock and the Media Stock will be a United States Real Property Interest only if, at any time during such period, the Company is a "United States real property holding corporation" as defined in Section 897(c)(2) of the Code and the United States Alien directly or constructively owned more than 5% of that class of stock of the Company being sold or exchanged. The Company believes that it is not, has not been and will not become a "United States real property holding corporation" for federal income tax purposes.

    A "United States Alien" is any person who, for United States federal income tax purposes, is a foreign corporation, a nonresident alien individual, a nonresident alien fiduciary or a foreign estate or trust, or a foreign partnership that includes as a member any of the foregoing persons.

    BACKUP WITHHOLDING. Certain noncorporate holders of Communications Stock or Media Stock may be subject to backup withholding at a rate of 31% on the payment of dividends on such stock. Backup withholding will apply only if the holder (i) fails to furnish its Taxpayer Identification Number ("TIN") which, for an individual, would be his or her Social Security number, (ii) furnishes an incorrect TIN, (iii) is notified by the Service that it has failed properly to report payments of interest or dividends, or (iv) under certain circumstances, fails to certify under penalties of perjury that it has furnished a correct TIN and has not been notified by the Service that it is subject to backup withholding for failure to report payments of interest or dividends. Shareholders should consult their tax advisors regarding their qualification for a tax exemption from backup withholding and the procedure for obtaining such an exemption if applicable.

    The amount of any backup withholding from a payment to a holder of Communications Stock or Media Stock will be allowed as a credit against such shareholder's federal income tax liability and may entitle such shareholder to a refund, provided that the required information is furnished to the Service.

    TAX IMPLICATIONS OF THE RECAPITALIZATION PROPOSAL TO THE COMPANY

    In the opinion of counsel, the Communications Stock and the Media Stock should be common stock of the Company and no gain or loss should be recognized by the Company on the Merger. If, however, either the Communications Stock or the Media Stock were treated as property other than stock of the Company, the Company may recognize gain on the issuance of the Communications Stock or the Media Stock, as the case may be, pursuant to the Merger in an amount equal to the difference between the fair market value of such stock and its adjusted tax basis in such stock. Furthermore, if the Communications Stock or the Media Stock were treated as stock of a subsidiary of the Company, the Communications Group or the Media Group, as the case may be, could not be included in a single consolidated federal income tax return with the Company, and any dividends paid or deemed to be paid to the Company by such Group could be taxable to the Company.

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
RESTATED RIGHTS AGREEMENT

    Pursuant to a Rights Agreement (the "Rights Agreement"), dated April 7, 1989, as previously amended, by and between the Company and State Street Bank and Trust Company, as Rights Agent, preferred stock purchase rights (the "Existing Rights") were initially issued by the Board to all holders of Existing Common Stock. If the shareholders approve the Recapitalization Proposal, the Rights Agreement will be assumed by U S WEST Delaware and amended and restated in its entirety (as amended, the "Restated Rights Agreement"), to reflect the reincorporation of the Company in Delaware and the conversion of the Existing Common Stock into Communications Stock and Media Stock. Pursuant to the Merger Agreement and the Restated Rights Agreement, each share of Existing Common Stock, together with the Existing Right thereon, will be converted into one share of Communications Stock, together with a Communications Stock Preferred Stock Purchase Right (a "Communications Right"), and one share of Media Stock, together with a Media Stock Preferred Stock Purchase Right (a "Media Right"). The Communications Rights and the Media Rights are collectively referred to herein as the "Rights."

    The Restated Rights Agreement will provide that, prior to the earlier of (i) the tenth business day (the "Ownership Trigger Date") after the first public disclosure that a person or group (including any affiliate or associate of such person or group) (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of Common Stock representing 20% or more of the total voting rights of the outstanding shares of Common Stock or (ii) the tenth business day after the commencement of, or announcement of the intent of any person or group to commence, a tender or exchange offer for shares of Common Stock representing 30% or more of the total voting rights of all outstanding shares of Common Stock (the earlier of such dates being called the "Distribution Date"), Communications Rights and Media Rights will be evidenced by the certificates representing shares of Communications Stock and Media Stock, respectively, then outstanding, and no separate Rights certificates will be distributed. Therefore, until the Distribution Date, the Communications Rights will be transferred with and only with the Communications Stock and the Media Rights will be transferred with and only with the Media Stock. For purposes of the Restated Rights Agreement, the total voting rights of the Common Stock shall be determined based upon the fixed voting rights of holders of outstanding shares of Communications Stock and Media Stock in effect at the time of any such determination. See "Description of Communications Stock and Media Stock -- Voting."

    Upon the close of business on the Distribution Date, the Rights will separate from the Common Stock, certificates representing the Rights will be issued and the Rights will become exercisable as described below. The Rights will expire on April 6, 1999 (the "Expiration Date"), unless earlier redeemed by the Company as described below.

    Following the Distribution Date, registered holders of Rights will be entitled to purchase from the Company (i) in the case of a Communications Right, one one-hundredth (1/100th) of a share of Series A Preferred Stock at a purchase price of $100, subject to adjustment (the "Series A Purchase Price"), and (ii) in the case of a Media Right, one one-hundredth (1/100th) of a share of Series B Preferred Stock at a purchase price of $80, subject to adjustment (the "Series B Purchase Price").

    Following the Ownership Trigger Date, the Rights would "flip-in" and (a) each Communications Right will entitle its holder to purchase, at the Series A Purchase Price, a number of shares of Communications Stock with a market value equal to twice the Series A Purchase Price and (b) each Media Right will entitle its holder to purchase, at the Series B Purchase Price, a number of shares of Media Stock with a market value equal to twice the Series B Purchase Price.

    In the event, following the Ownership Trigger Date, (a) the Company merges or consolidates with another entity in which the Company is not the surviving corporation or in which shares of the outstanding Common Stock are changed into or exchanged for stock or assets of another person or (b) 50% or more of the Company's consolidated assets or earning power are sold (other than transactions in the ordinary course of business) (the date of any such event being an
"Acquisition Trigger Date"), the Rights would "flip-over" and each Communications Right and each Media Right will entitle its holder to purchase, for the Series A Purchase Price and Series B Purchase Price, respectively, a number of shares of common stock of such corporation or purchaser with a market value equal to twice the applicable Purchase Price.

    Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. After an Ownership Trigger Date or an Acquisition Trigger Date, any Rights that are or were beneficially owned by an Acquiring Person (or any affiliate or associate of an Acquiring Person) will be null and void and any holder of such Rights (whether or not such holder is an Acquiring Person or an affiliate or associate thereof) will thereafter have no right to exercise such Rights.

    At any time prior to the earliest of (i) the Ownership Trigger Date, (ii) the first Acquisition Trigger Date or (iii) the Expiration Date, if any person notifies the Company of such person's intention to make a cash tender offer for all the outstanding shares of Common Stock and complies with certain requirements set forth in the Restated Rights Agreement, including the delivery of evidence that all necessary financing therefor is firmly committed or otherwise available and an undertaking to pay the reasonable costs of any meeting of shareholders called in connection therewith, then the independent directors of the Company shall, within 15 business days, at their option, either
(1) engage a nationally recognized investment banking firm to render an opinion as to whether the tender offer purchase price is fair and adequate to the Company's stockholders from a financial point of view, which opinion must be delivered to the Board within 20 business days following such engagement, or (2) call a meeting of stockholders at the earliest practicable date to vote upon such tender offer. If (a) the tender offer purchase price is determined by such investment banking firm to be fair and adequate to the stockholders from a financial point of view or (b) the tender offer is approved by a majority of the shares voted at such meeting of stockholders and beneficially owned by persons other than the offeror, then (i) neither the commencement of, nor the announcement of an intention to make, such tender offer will be taken into account in determining whether the Distribution Date has or has not occurred and
(ii) the shares of Common Stock acquired pursuant to such tender offer shall not be taken into account in determining whether a person has become an Acquiring Person; provided, however, that a majority of the independent directors of the Company may suspend the operation of the foregoing clauses (i) and (ii) for a period of time not to exceed 180 days if they determine that such action is in the best interests of other stockholders of the Company.

    At any time prior to the earliest of (i) the Ownership Trigger Date, (ii) the first Acquisition Trigger Date or (iii) the Expiration Date, the Board may, at its option, redeem all, but not less than all, of the then outstanding Rights at a redemption price of $.005 per Right (the "Redemption Price"). On the date specified by the Board for the redemption of the Rights (the "Rights Redemption Date"), the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

    Until the earliest of (i) the Ownership Trigger Date, (ii) the first Acquisition Trigger Date, (iii) the Rights Redemption Date or (iv) the Expiration Date, the Board may, without the approval of any holders of Rights, supplement or amend any provision of the Restated Rights Agreement in any manner, whether or not such supplement or amendment is adverse to any holders of Rights. At any time after the earlier of the Ownership Trigger Date or the first Acquisition Trigger Date but prior to the earlier of the Redemption Date or the Expiration Date, the Board may, without the approval of any holders of Rights, supplement or amend any provision of the Restated Rights Agreement in any manner so long as the interests of the holders of Rights are not materially and adversely affected thereby.

    A copy of the form of the Restated Rights Agreement (which includes as Exhibit B-1 the Form of Rights Certificate for Communications Rights and as Exhibit B-2 the Form of Rights Certificate for Media Rights) will be filed with the Commission as an Exhibit to the Registration Statement of which this Proxy Statement forms a part and is incorporated by reference herein. A copy of the Restated

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
Rights Agreement will be available free of charge from the Company. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Restated Rights Agreement.

CONVERTIBLE SECURITIES

    Implementation of the Recapitalization Proposal will result in adjustment of the conversion rights of any security of the Company that is convertible into, or evidences the right to purchase, any shares of its common stock (a "Convertible Security"). Currently, the only Convertible Securities of the Company are its Liquid Yield Option Notes due 2011 ("LYONs"), which are convertible into shares of Existing Common Stock. Upon the Effective Time, each LYON will, as a result of the operation of adjustment provisions contained in the Indenture relating thereto (the "LYONs Indenture"), be convertible into one share of Communications Stock and one share of Media Stock for each share of Existing Common Stock into which the LYONs were convertible immediately prior to the Effective Time. A portion of the obligations represented by the LYONs will be allocated to and reflected on the financial statements of the Communications Group, with the remainder of such obligations allocated to and reflected on the financial statements of the Media Group. See "Annex VI -- Communications Group -- Combined Financial Statements -- Note 4: Debt" and "Annex VII -- Media Group -- Combined Financial Statements -- Note 10: Debt." If, upon conversion of a LYON into shares of Communications Stock and Media Stock, the ratio of the Market Value of the Communications Stock issued upon such conversion to the Market Value of the Media Stock issued upon such conversion is not equal to the ratio of the proportionate obligations of the Communications Group to the Media Group under the LYONs, then the financial statements of one Group will be credited, and the financial statements of the other Group will be charged, as applicable, with the amount of such difference.

    Following the conversion of one class of Common Stock into the other class of Common Stock in accordance with the procedures set forth under "--
Description of Communications Stock and Media Stock -- Conversion and Redemption," each holder of a LYON will, upon conversion, pursuant to adjustment provisions contained in the LYONs Indenture, be entitled to receive the number of shares of capital stock of the Company which such holder would have owned immediately following such conversion if such holder had converted the LYON immediately prior to such conversion. Any redemption by the Company of either class of Common Stock will have the effects on the LYONS set forth under "-- Description of Communications Stock and Media Stock -- Conversion and Redemption -- Effects on Convertible Securities."

    For a description of the effect of any conversion or redemption by the Company of either class of Common Stock on any future Convertible Securities issued by the Company, see "-- Description of Communications Stock and Media Stock -- Conversion and Redemption -- Effects on Convertible Securities."

PREFERRED STOCK

    Under the Articles, U S WEST is currently authorized to issue up to 50,000,000 shares of Existing Preferred Stock, of which 2,000,000 shares have been designated as the Existing Series A Preferred Stock and 50,000 shares have been designated as the Existing Series B Preferred Stock. Shares of Existing Series A Preferred Stock are reserved for issuance upon exercise of the preferred stock purchase rights described under "-- Restated Rights Agreement." As of the date of this Proxy Statement, 50,000 shares of Existing Series B Preferred Stock were issued and outstanding, all of which were issued to Fund American in September 1994 in connection with the Company's disposition of common stock of Financial Security Assurance Holdings, Ltd. ("FSA"), a member of the Company's capital assets segment.

    If the Recapitalization Proposal is adopted, the Company would be authorized under the Restated Certificate to issue 200,000,000 shares of Preferred Stock, of which 10,000,000 shares would be designated as Series A Preferred Stock, 10,000,000 shares would be designated as Series B Preferred Stock and 50,000 shares would be designated as Series C Preferred Stock. Pursuant to the Merger Agreement, upon the Effective Time, each outstanding share of Existing Series B Preferred Stock will be automatically converted into one share of Series C Preferred Stock, which will have the same rights, preferences and restrictions as the Existing Series B Preferred Stock. The Series C Preferred Stock will be attributed to the Media Group. The Series A Junior Preferred Stock and the Series B Junior Preferred Stock will be reserved for issuance pursuant to the Restated Rights Agreement. See "-- Restated Rights Agreement."

    Pursuant to the Articles, the Board may currently issue, without the approval of the holders of Existing Common Stock, shares of Existing Preferred Stock in one or more series, with each such series having such designations, relative rights, preferences and limitations, including voting and conversion rights, as are authorized by the Board. The Board will have the same rights under the Restated Certificate to issue shares of Preferred Stock and to fix the terms thereof without the approval of the holders of Common Stock.

    The Existing Series B Preferred Stock entitles the holder to, and the Series C Preferred Stock, when issued upon conversion of the Existing Series B Preferred Stock in the Merger, will entitle the holder to, receive cumulative quarterly dividends when, as and if declared by the Board out of funds of the Company legally available therefor at the rate of $70.00 per annum per share. Dividends accrue cumulatively, whether or not such dividends are declared or funds are legally available for payments of dividends. The Existing Series B Preferred Stock is, and after the Effective Time, the Series C Preferred Stock will be, mandatorily redeemable on September 2, 2004 for $1000.00 per share plus accrued and unpaid dividends. All or a portion of such preferred stock may also be redeemed after September 2, 1999 at the option of the Company at specified redemption prices greater than $1000 plus accrued and unpaid dividends and in certain other circumstances. At the option of Fund American, the Existing Senior B Preferred Stock is, and after the Effective Time, the Series C Preferred Stock will be, redeemable for shares of common stock of FSA.

    For so long as any dividends are in arrears on the Existing Series B Preferred Stock or, following the Effective Time, on the Series C Preferred Stock, and until all dividends accrued on such preferred stock shall have been paid or declared and set apart so as to be available for payment in full thereof, and for so long as the Company fails to discharge the mandatory redemption obligations discussed above when such obligations are due, (i) the Company may not declare or pay any dividend on or make any distribution with respect to any class or series of preferred stock ranking on a parity with such preferred stock as to dividends ("Parity Stock") or any class or series of capital stock ranking junior to such preferred stock as to dividends, including Existing Common Stock or Common Stock, as applicable ("Junior Stock") or any warrants, rights, calls or options exercisable for or convertible into any Parity Stock or Junior Stock or set aside any money or assets for any such purpose (other than dividends in shares of Junior Stock) and (ii) neither the Company nor any subsidiary thereof may redeem, purchase or otherwise acquire any shares of Parity Stock or Junior Stock or any warrants, rights, calls or options exercisable for or convertible into any Parity Stock or Junior Stock, or make any payment to or make any amount available for any sinking or similar fund for such purpose (except by conversion or exchange of Convertible Securities into Junior Stock).

    In the event of any liquidation, dissolution or winding up of the affairs of the Company, whether voluntary or otherwise, the holders of Existing Series B Preferred Stock and, after the Effective Time, the holders of Series C Preferred Stock shall be entitled to receive, in cash, out of the assets of the Company available for distribution to stockholders, $1,000 per share, plus accrued and unpaid dividends, before any distribution shall be made to the holders of Junior Stock.

    Following the Effective Time, the Board may at any time and from time to time, issue additional shares of Preferred Stock for any proper corporate purpose, which could include capital raising, payment of stock dividends or acquisition of businesses. In the event the Board decides to issue additional shares of Preferred Stock, the proceeds of such shares and the related obligations will be allocated to either the Communications Group or the Media Group. See "-- Certain Management Policies" and "-- Accounting Matters and Policies."

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
ANTI-TAKEOVER CONSIDERATIONS

    If the Recapitalization Proposal is approved and implemented by the Board, the DGCL, the Restated Certificate and the New Bylaws will contain provisions which could serve to discourage or make more difficult a change in control of the Company without the support of the Board or without meeting various other conditions. A summary of such provisions is set forth below. For a further discussion of the rights of stockholders of U S WEST Delaware under Delaware law, as well as a summary of the current rights of shareholders of U S WEST under Colorado law, see "-- Comparison of Shareholder Rights."

    The Restated Certificate will provide for the issuance of Preferred Stock, at the discretion of the Board, from time to time, in one or more series, without further action by the stockholders of the Company, unless approval of the stockholders is deemed advisable by the Board or required by applicable law, regulation or stock exchange listing requirements. In addition, the authorized but unissued shares of Communications Stock or Media Stock will be available for issuance from time to time at the discretion of the Board without the approval of the stockholders of the Company, unless such approval is deemed advisable by the Board or required by applicable law, regulation or stock exchange listing requirements. One of the effects of the existence of authorized, unissued and unreserved Common Stock and Preferred Stock could be to enable the Board to issue shares to persons friendly to current management which could render more difficult or discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of the Company's management. Such additional shares also could be used to dilute the stock ownership of persons seeking to obtain control of the Company.

    The Restated Certificate will provide for a classified Board under which one-third of the total number of directors are elected each year and prohibit the removal of directors unless such removal is approved by the holders of 80% of the total voting power of the Communications Stock and the Media Stock. In addition, pursuant to the Restated Certificate, only the Chairman of the Board or the Board, and not the stockholders of the Company, will be permitted to call a special meeting of stockholders and no actions will be considered at such special meeting other than those specified in the notice thereof.

    The Restated Certificate will contain a "fair price provision" pursuant to which the affirmative vote of the holders 80% of the total voting power of the Communications Stock and the Media Stock to approve certain business combinations involving the Company and certain significant stockholders. In addition, Section 203 of the DGCL will prohibit the Company from engaging in certain transactions with an "interested stockholder." See "-- Comparison of Shareholder Rights -- Business Combinations Following a Change in Control."

    The New Bylaws will establish an advance notice procedure for stockholders to bring business before an annual or special meeting of stockholders of U S WEST. The New Bylaws will provide that a stockholder may present a proposal for action at an annual meeting of stockholders only if such stockholder delivers a written notice of the proposal, together with certain specified information relating to such stockholder's stock ownership and identity, to the Secretary of the Company at least 60 days before the annual meeting. In addition, the New Bylaws will provide that a stockholder may nominate individuals for election to the Board at any annual meeting or special meeting of stockholders at which directors are to be elected by delivering written notice, containing certain specified information with respect to the nominee and nominating stockholder, to the Secretary of the Company at least 60 days before the annual meeting or within 15 days following the announcement of the date of the special meeting.

    The Restated Rights Agreement will permit disinterested stockholders to acquire additional shares of the Company or of an acquiring company at a substantial discount in the event of certain described changes in control. See "-- Restated Rights Agreement."

    Certain  provisions  described  above  may  have  the  effect  of   delaying
stockholder actions with respect to certain business combinations. As such, the provisions could have the effect of discouraging open

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market purchases of the  Communications Stock and the  Media Stock because  they may be considered disadvantageous by a stockholder who desires to participate in a business combination. However, in the event the Board receives an unsolicited offer to purchase all or a portion of the businesses of a Group, the Board would consider such offer in accordance with its fiduciary duties.

DISSENTERS' RIGHTS

    Under Article 113 of the CBCA ("Article 113"), if the Recapitalization Proposal is approved and the Merger is consummated, holders of the Existing
Common Stock and the Existing Series B Preferred Stock who exercise their dissenter's rights in accordance with Article 113 will be entitled to have the "fair value" of their shares paid to them in cash by complying with the provisions of Article 113. The following brief summary of Article 113 summarizes the procedures for demanding statutory dissenters' rights. This summary is qualified in its entirety by reference to Article 113, a copy of the text of which is attached to this Proxy Statement as Annex IV. The term "fair value" is defined in Article 113 to mean the value of the shares immediately before the Effective Time, excluding any appreciation or depreciation in anticipation of the Merger except to the extent that exclusion would be inequitable. Reference herein to "dissenters' rights" is a general reference to a shareholder's right to dissent to the Merger and obtain payment for the shareholder's shares in accordance with Article 113.

    WHO MAY DISSENT

    Each shareholder of Existing Common Stock and each shareholder of Existing Series B Preferred Stock may dissent to the Merger and obtain payment of the fair value of the shareholder's shares by following the procedures provided in
Article 113 and summarized here. The rights of the shareholder may differ depending on whether the shareholder is a shareholder of record holding shares for two or more beneficial shareholders or the shareholder is a beneficial shareholder whose shares are held of record by one or more record shareholders, as follows:

        (a) A record shareholder may assert dissenters' rights as to fewer than all the shares registered in the record shareholder's name only if the record shareholder dissents with respect to all shares beneficially owned by any one person and causes the Company to receive written notice which states
    (1) such dissent and (2) the name, address, and federal taxpayer identification number, if any, of each person on whose behalf the record shareholder asserts dissenters' rights.

        (b) Except as provided in (c), a beneficial shareholder may assert dissenters' rights as to the shares held on the beneficial shareholder's behalf only if (1) the beneficial shareholder causes the Company to receive the record shareholder's written consent to the dissent not later than the time the beneficial shareholder asserts dissenters' rights, and (2) the beneficial shareholder dissents with respect to all shares beneficially owned by the beneficial shareholder.

        (c) The exercise of dissenters' rights with respect to Existing Common Stock held in the SP/E and in the PAYSOP will be at the discretion of the record shareholder (Bankers Trust Company, as Trustee and fiduciary).

    The Company may require that, when a record shareholder dissents with respect to the shares held by any one or more beneficial shareholders, each such beneficial shareholder must certify to the Company that the beneficial shareholder and the record shareholder or record shareholders of all shares owned beneficially by the beneficial shareholder have asserted, or will timely assert, dissenters' rights as to all such shares as to which there is no limitation on the ability to exercise dissenters' rights. Any such requirement will be stated in the "Dissenters' Notice" that is referred to below.

   REQUIREMENTS TO BE MET BY A DISSENTER BEFORE THE VOTE ON THE RECAPITALIZATION PROPOSAL IS TAKEN

    A shareholder who wishes to assert dissenters' rights must (a) cause the Company to receive, before the vote is taken on the Recapitalization Proposal, written notice of the shareholders' intention to demand payment for the shareholder's shares if the Recapitalization Proposal is implemented (the

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"Shareholder's Notice of  Intent to  Dissent") and (b)  not vote  the shares  in favor of the Recapitalization Proposal. A shareholder who does not satisfy the foregoing requirements is not entitled to demand payment for the shareholder's shares under Article 113.

   NOTICE REQUIRED TO BE GIVEN BY THE COMPANY TO DISSENTING SHAREHOLDERS IF THE RECAPITALIZATION PROPOSAL IS APPROVED

    If the Recapitalization Proposal is approved, the Company will give a written dissenters' notice (the "Dissenters' Notice") to each shareholder who has complied with the provisions summarized above and who is entitled to demand payment for shares under Article 113. The Dissenters' Notice may be given before the effective date of the Merger and will in any event be given no later than ten days after the effective date of the Merger. The Dissenters' Notice will (a) state that the Recapitalization Proposal was approved and state the effective date or the proposed effective date of the Merger; (b) state an address at which the Company will receive a Payment Demand (as defined below) and the address of a place where certificates for certificated shares must be deposited; (c) inform holders of uncertificated shares to what extent, if any, transfer of the shares will be restricted after the Payment Demand is received; (d) supply a Payment Demand form for demanding payment for shares, which form will request the shareholder to state an address to which payment is to be made; (e) set the date (the "Payment Demand Date") by which the Company must receive the Payment Demand and certificates for certificated shares, which Payment Demand Date will not be less than thirty days after the date the Dissenters' Notice is given; (f) if the Company has chosen to impose such a requirement, state that, when a record shareholder dissents with respect to the shares held by any one or more beneficial shareholders, each such beneficial shareholder must certify to the Company that the beneficial shareholder, and the record shareholder or record shareholders of all shares owned beneficially by the beneficial shareholder, have asserted, or will timely assert, dissenters' rights as to all such shares as to which there is no limitation on the ability to exercise dissenters' rights; and (g) be accompanied by a copy of Article 113.

    DISSENTER'S PROCEDURES FOR DEMANDING PAYMENT

    If the shareholder has given a Shareholder's Notice of Intent to Dissent in accordance with the provisions summarized above and wishes to assert the shareholder's dissenters' rights (such a person being referred to in this summary as a "Dissenter"), the Dissenter must (a) cause the Company to receive a payment demand (the "Payment Demand," which may, but need not, be on the Payment Demand form provided by the Company with the Dissenter's Notice), duly completed, and (b) deposit the Dissenter's certificates for certificated shares; provided, however, that, if the shares are uncertificated shares, the Company may, in lieu of deposit of certificates, restrict the transfer of the shares. A Dissenter will have all rights of a shareholder, except the right to transfer the shares, until the effective date of the Merger but will have, after the effective date of the Merger, only the right to receive payment for the shares as to which payment has been demanded.

    The Payment Demand and deposit of certificates by a Dissenter will be irrevocable unless (1) the effective date of the Merger has not occurred within sixty days after the Payment Demand Date, or (2) the Company fails to make payment to the Dissenter, within sixty days after the Payment Demand Date, of the amount the Company estimates to be the fair value of the Dissenter's shares, plus accrued interest. If the effective date of the Merger is more than sixty days after the Payment Demand Date, then the Company will be required to send a new Dissenters' Notice and the provisions summarized above will again be applicable.

    If a Dissenter fails to demand payment and deposit certificates representing the shares as to which dissent is made, as required by the Dissenters' Notice, by the Payment Demand Date, the Dissenter will not be entitled to payment for the shares under Article 113 and will become a shareholder in U S WEST Delaware as if the Dissenter has not exercised any dissenters' right.

    PAYMENT FOR SHARES

    Upon the effective date of the Merger, or upon receipt of a Payment Demand given in accordance with the provisions of Article 113, whichever is later, the Company will pay each Dissenter who has complied with the requirements for demanding payment stated in Article 113, at the address stated in

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the  Payment Demand, or, if no such address  is stated in the Payment Demand, at the address shown on the Company's current record of shareholders for the record shareholder holding the Dissenter's shares, the amount the Company estimates to be the fair value of the Dissenter's shares, plus accrued interest. The payment will be accompanied by: (a) the Company's balance sheet, statement of changes in shareholders' equity, statement of cash flow and other financial statements complying with the requirements of section 7-113-206(2)(a); (b) a statement of the Company's estimate of the fair value of the shares; (c) an explanation of how the interest was calculated; (d) a statement of the Dissenter's right to demand payment in accordance with the provisions of Article 113 regarding the Dissenter's Responsive Notice summarized below; and (e) a copy of Article 113.

    FAILURE TO EFFECT MERGER

    If the effective date of the Merger does not occur within sixty days after the Payment Demand Date, the Company will return the deposited certificates and release the transfer restrictions imposed on uncertificated shares. If the effective date of the Merger occurs more than sixty days after Payment Demand Date, then the Company shall send a new Dissenters' Notice, as provided in section 7-113-203, and the appropriate provisions of Article 113 shall again be applicable.

    SHARES ACQUIRED AFTER ANNOUNCEMENT OF RECAPITALIZATION PROPOSAL

    The Company may, in or with the Dissenters' Notice, state the date of the first announcement to news media or to shareholders of the terms of the Recapitalization Proposal (the "Announcement Date") and state that the Dissenter must certify in writing, in or with the Payment Demand, whether or not the Dissenter (or the person on whose behalf the Dissenter asserts dissenters' rights) acquired beneficial ownership of the shares before the Announcement Date. With respect to any Dissenter who does not so certify in writing, in or with the Payment Demand, that the Dissenter or the person on whose behalf the Dissenter asserts dissenters' rights acquired beneficial ownership of the shares before the Announcement Date, the Company may, in lieu of making payment for the shares, offer to make such payment if the Dissenter agrees to accept the payment in full satisfaction of the demand. Any such offer will include: (a) the Company's balance sheet, statement of changes in shareholders' equity, statement of cash flow and other financial statements complying with the requirements of section 7-133-206(2)(a); (b) a statement of the Company's estimate of the fair value of the shares; (c) an explanation of how the interest was calculated; (d) a statement of the Dissenter's right to demand payment in accordance with the provisions of Article 113 regarding the Dissenter's Responsive Notice summarized below; and (e) a copy of Article 113.

   PROCEDURE FOR DISSENTER TO FOLLOW IF DISSENTER IS DISSATISFIED WITH PAYMENT MADE OR OFFERED BY THE COMPANY

    A Dissenter may give notice (the "Dissenter's Responsive Notice") to the Company in writing of the Dissenter's estimate of the fair value of the Dissenter's shares and of the amount of interest due and may demand payment of such estimate (less any payment made by the Company as contemplated above) or may reject the Company's offer made as contemplated above with respect to shares acquired after the Announcement Date and may demand payment of the fair value of the shares and interest due, if: (a) the Dissenter believes that the amount paid or offered by the Company, as the case may be, is less than the fair value of the shares or that the interest due was incorrectly calculated; (b) the Company fails to make payment within sixty days after the Payment Demand Date, or (c) the Company does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares as required if the effective date of the Merger has not occurred within sixty days after the Payment Demand Date. A Dissenter waives the right to demand payment as outlined above unless the Dissenter causes the Company to receive the Dissenter's Responsive Notice within thirty days after the Company made or offered payment for the Dissenter's shares.

    COURT ACTION FOR APPRAISAL

    If the Dissenter's demand for payment pursuant to the Dissenter's Responsive Notice remains unresolved, the Company may, within sixty days after receiving the Dissenter's Responsive Notice, commence a proceeding and petition the district court of Arapahoe county to determine the fair value of

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the Dissenter's  shares and  accrued  interest. If  the Dissenter's  demand  for payment remains unresolved within that sixty day period and the Company does not commence the proceeding within that period, the Company must pay to the Dissenter the amount demanded in the Dissenter's Responsive Notice.

    The Company shall make all Dissenters whose demands remain thus unresolved parties to the proceeding as in an action against their shares, and all parties shall be served with a copy of the petition in the manner provided in Article
113. The court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to such order. The parties to the proceeding are entitled to the same discovery rights as parties in other civil proceedings. Each Dissenter made a party to the proceeding will be entitled to judgment for the amount, if any, by which the court finds the fair value of the Dissenter's shares, plus interest, exceeds the amount paid by the Company, or for the fair value, plus interest, of the Dissenter's shares for which the Company elected to withhold payment under the provisions outlined above. The court will determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court, and will assess the costs against the Company; except that the court may assess costs against all or some of the Dissenters, in amounts the court finds equitable, to the extent the court finds the Dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment. The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable, (a) against the Company and in favor of any Dissenters if the court finds the Company did not substantially comply with the requirements of part 2 of Article 113; or (b) against either the Company or one or more Dissenters, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided in Article
113. If the court finds that the services of counsel for any Dissenter were of substantial benefit to other Dissenters similarly situated, and that the fees for those services should not be assessed against the Company, the court may award to said counsel reasonable fees to be paid out of the amounts awarded to the Dissenters who were benefitted.

            PROPOSAL 2 -- AMENDMENT OF THE U S WEST 1994 STOCK PLAN

    The holders of Existing Common Stock are being asked to consider and approve a related proposal to amend the U S WEST 1994 Stock Plan (the "Stock Plan") to provide for the granting of stock awards in either Communications Stock or Media Stock, or both.

    It is proposed that the Stock Plan be amended to (i) clarify that grants of stock options and other stock awards made after the Merger may be made with respect to either Communications Stock or Media Stock, or both, in the same manner as currently permitted with respect to Existing Common Stock, (ii) set the number of shares of Communications Stock and Media Stock available for issuance under the Stock Plan, and (iii) set the number of shares of Common Stock with respect to which stock options and other stock awards may be granted to any individual in any calendar year. For the text of the Stock Plan as proposed to be amended, see Annex IX hereto.

    GRANTS OF AWARDS. Under the amended Stock Plan, grants of stock options and other stock awards made after the Merger may be made with respect to either Communications Stock or Media Stock, or both, in the same manner as currently permitted with respect to Existing Common Stock.

    LIMITATION ON SHARES OF COMMON STOCK AVAILABLE UNDER STOCK PLAN. Under the amended Stock Plan, up to 2,200,000 shares of Communications Stock and up to 1,485,000 shares of Media Stock may be granted in calendar year 1995 and the maximum number of shares of Communications Stock and Media Stock that may be granted in any other calendar year for all purposes under the Stock Plan shall be nine-tenths of one percent (0.90%) and three-quarters of one percent (0.75%), respectively, of the shares of such class outstanding (excluding shares held in the Company's treasury) on the first day of such calendar year, provided, however, that in the event that fewer than the full number of shares of either class available for issuance in any calendar year is issued in such year, the shares not issued shall be added to the shares of such class available for issuance in any subsequent year or years. If, for any

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
reason, any shares of Common Stock as to which stock options or other stock awards have been granted cease to be subject to exercise or purchase under the Stock Plan (other than the exercise of Stock Appreciation Rights (as defined in the Stock Plan) for cash), such underlying shares of Common Stock shall thereafter be available for grants under the Stock Plan during any calendar year.

    LIMITATION ON AWARDS TO ANY INDIVIDUAL. Under the amended Stock Plan, the maximum number of shares of Common Stock with respect to which stock options or other stock awards may be granted to any individual in any calendar year may not exceed five hundred thousand (500,000).

    FEDERAL INCOME TAX CONSEQUENCES. An optionee will not realize taxable income upon the granting of a stock option pursuant to the Stock Plan, nor would the Company be entitled to a deduction at that time. There will be no realization of taxable income by an optionee upon the exercise of an incentive stock option (if exercised no later than three months after termination of employment in the case of retirement, and one year in the case of disability, and to the extent that the aggregate fair market value of Common Stock with respect to such incentive stock options, when first exercised, does not exceed $100,000 during any calendar year) and the optionee's basis in the Common Stock will be the strike price under the option. If an employee exercises a stock option after these requisite periods, the stock option will be treated as a nonqualified stock option plan with the consequences described below in this paragraph. If an optionee sells or otherwise disposes of Common Stock received upon exercise of an incentive stock option after one year from the exercise date and two years from the date of grant of the incentive stock option (the "applicable holding period"), any gain or loss on the sale will be treated as long-term, and the Company will not be entitled to any deduction on account of the issuance of Common Stock or the grant of the incentive stock option. If, however, an employee does not hold the shares so acquired for the applicable holding period, the employee would recognize ordinary income equal to the excess of the fair market value of the Common Stock at the time of exercise over the exercise price and the balance, if any, of the employee's amount recognized on the disposition would likely be long-term capital gain (provided the Common Stock was held for more than one year). The Company would be entitled to a deduction in an amount equal to the ordinary income included by the employee. Upon exercise of a nonqualified stock option, an optionee will recognize compensation income in the amount of the excess of the fair market value of the Common Stock on the day of exercise over the stock option exercise price, and the Company will receive a corresponding deduction. The tax basis of any shares of Common Stock received upon exercise of a nonqualified stock option will be the fair market value of such shares on the date the stock option is exercised.

    ADJUSTMENTS OF EXISTING AWARDS. If the Recapitalization Proposal is approved and implemented, outstanding awards previously granted under the Stock Plan based upon shares of Existing Common Stock will be adjusted so that each holder of an outstanding award will receive a corresponding award based upon shares of Media Stock, with such outstanding award to continue in effect as an award based upon shares of Communications Stock in lieu of Existing Common Stock. The aggregate pre-adjustment strike price of existing options or stock appreciation rights will be allocated between the existing options or stock appreciation rights (which will cover Communications Stock) and the newly issued options or stock appreciation rights (which will cover Media Stock) in a ratio to be determined by the Board's Human Resources Committee (the "Human Resources Committee").

    FUTURE ISSUANCES PURSUANT TO STOCK PLAN. Following implementation of the Recapitalization Proposal, the Human Resources Committee may, in its discretion, grant awards with respect to Communications Stock, Media Stock, or both, in such amounts and types as it determines in accordance with the terms of the Stock Plan, as amended.

    In determining whether awards in respect of Communications Stock, Media Stock, or both, are to be made to specific employees, it is anticipated that the Human Resources Committee will consider, among other things, the identity of the Group to which the employee in question provides services. It is also anticipated, however, that the Human Resources Committee will consider that employees should be granted awards based upon the success of the Company as a whole and that a policy of granting awards solely in respect of the class of Common Stock relating to the Group for which the employee provides

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services may be  counterproductive to  the overall  success of  the Company.  In addition, because of the complementary nature of the businesses of the Communications Group and the Media Group, it is anticipated that services performed in respect of one Group would have at least an indirect effect upon the business of the other Group. Accordingly, it is anticipated that the Human Resources Committee could decide that in order to provide the maximum incentive to employees regarding the overall success of the Company, it may be appropriate to grant awards consisting of shares of both classes of Common Stock to employees performing services for one Group. If the Human Resources Committee
elects  to  grant  awards   to  individual  employees   with  respect  to   both
Communications Stock and Media Stock, the allocation of such awards between the two classes of Common Stock will be at the Human Resources Committee's discretion. To the extent awards based upon one class of Common Stock are granted to employees of the Group relating to the other class of Common Stock, the issuance of shares of such class of Common Stock upon exercise of such awards will not be treated as an Inter-Group Interest and will dilute the holders of the other class of Common Stock.

    In connection with the allocation of expenses related to and proceeds received upon the exercise of options awarded under the Stock Plan, such expenses and proceeds will be attributed to the Communications Group, in the case of options to purchase Communications Stock, and to the Media Group, in the case of options to purchase Media Stock.

    The foregoing summary of the amendment to the Stock Plan is qualified in its entirety by reference to the full proposed text of the Stock Plan as set forth in Annex IX hereto. Proposal 2 is conditioned upon approval by shareholders of the Recapitalization Proposal. If the Recapitalization Proposal is not approved by shareholders and implemented by the Board, Proposal 2 will not be implemented. The Merger Agreement provides that U S WEST Delaware will succeed to all of the stock option and other benefit plans of U S WEST. The approval of the Recapitalization Proposal (which constitutes approval of the Merger Agreement) and Proposal 2 by shareholders of U S WEST at the Special Meeting will constitute approval of the Stock Plan by the stockholders of U S WEST Delaware.

    THE AFFIRMATIVE VOTE OF NOT LESS THAN A MAJORITY OF ALL THE SHARES OF THE EXISTING COMMON STOCK REPRESENTED IN PERSON OR BY PROXY AT THE SPECIAL MEETING IS REQUIRED FOR APPROVAL OF PROPOSAL 2. YOUR BOARD UNANIMOUSLY RECOMMENDS A VOTE FOR PROPOSAL 2.

       PROPOSAL 3 -- AMENDMENT OF THE U S WEST DEFERRED COMPENSATION PLAN

    The holders of Existing Common Stock are being asked to consider and approve a related proposal to amend the U S WEST Deferred Compensation Plan (the "Compensation Plan"), as set forth in Annex X hereto.

    If the Recapitalization Proposal is approved, it is proposed that the Compensation Plan be amended and restated to permit highly compensated employees designated by the Human Resources Committee of the Board of Directors to (i) defer salary and amounts paid under short-term incentive plans in "phantom units" of Communications Stock or Media Stock, or both, as well as in an interest-bearing cash account, and (ii) make transfers of deferred amounts among such accounts. A "phantom unit" is a notional share of common stock that represents a value equivalent to one issued and outstanding share of Communications Stock or Media Stock, as the case may be. Approximately 200 individuals are expected to be eligible for participation in the Compensation Plan. As amended, the Compensation Plan would also permit the Company to make matching contributions of amounts deferred by Compensation Plan participants pursuant to the same matching formula percentage that is available to a Compensation Plan participant under the SP/E (up to 83 1/3% of deferred amounts may be matched by the Company under the SP/E). Up to 75% of salary and up to 100% of any short-term incentive plan payment would be eligible for deferral under the Compensation Plan.

    DEFERRAL ELECTIONS. Compensation Plan participants will have an opportunity to make annual, irrevocable deferral elections respecting salary and short-term incentive amounts to be paid in any calendar year. Up to 50% of amounts deferred may be allocated to a cash account, which will accrue interest at a rate of 1% over the prevailing rate of ten-year U.S. Treasury Notes (or 2% over such rate in the case of pre-1991 cash deferrals). Other amounts deferred may be allocated to a Communications Stock account and/or a Media Stock account, and shall be credited as phantom units of stock based on the closing price of the applicable stock on the New York Stock Exchange on the first to occur, on or following the payment date of the amount to be deferred, of the 15th or last day of the month or, if no trading occurs on such dates, the trading day immediately preceding such dates.

    COMPANY MATCH. Compensation Plan participants will receive matching contributions on deferred salary provided that the participant has contributed to the SP/E the maximum before-tax amount permitted under Section 402(g) of the Code less the amount, if any, by which contributions are reduced, recharacterized or refunded so that the SP/E may satisfy the average deferral percentage test of Section 401(k) of the Internal Revenue Code. Deferred short-term incentive plan payments will be eligible for a Company matching contribution without regard to whether such maximum before-tax amount has been met in the SP/E and without regard to whether the participant's salary has exceeded the dollar limit in effect during a calendar year under Section
401(a)(17) of the Code. Matching contributions will be credited to a Company match account as phantom shares of Communications Stock or Media Stock, as elected by the participant in connection with the annual deferral election described above. Company matching contributions will be credited to a participant's Company match account at the same time that salary deferrals or short-term incentive plan deferrals are credited to separate phantom stock accounts. If a participant's employment with the Company terminates before the completion of three years of service beginning with the participant's employment commencement date for any reason other than retirement, death or disability, the participant shall forfeit all matching contributions and earnings thereon under the Compensation Plan.

    PHANTOM DIVIDENDS. Phantom dividends, calculated by multiplying the number of phantom shares in an account by any declared dividend payable per share with respect to the class of stock represented by such phantom shares, shall be credited to accounts as additional phantom shares.

    TRANSFERS AMONG ACCOUNTS. At such time as the Recapitalization Proposal is implemented, each phantom share of common stock theretofore credited to a participant's account shall be redesignated as one phantom share of Communications Stock and one phantom share of Media Stock. Twice each calendar year a participant may make an election to exchange any number of phantom shares of one class of Common Stock for phantom shares of the other class of Common Stock. A participant may at any time elect to exchange all or any portion of a deferred cash account for phantom shares of Communications Stock and/or Media Stock. A participant may not exchange any phantom shares for interests in a deferred cash account unless the participant is receiving a service pension under the U S WEST Pension Plan.

    DISTRIBUTION. Deferred amounts shall be paid, or begin to be paid, to a participant in March of the year following the first to occur of (i) termination of employment, (ii) commencement of a service pension or disability pension under the U S WEST Pension Plan, or (iii) death. Amounts held in a deferred cash account shall be distributed in cash and amounts held as phantom shares of
Communications Stock or Media Stock shall be distributed as shares of Communications Stock or Media Stock, as the case may be. A participant may elect to receive all deferred amounts as a lump sum or in any number of annual installments not exceeding ten. In the event of a "Change of Control," as that term is defined in the Compensation Plan, the Compensation Plan shall immediately terminate and the present value of the benefits under the Compensation Plan, together with an additional payment, to the extent necessary, to provide each participant with the same benefits that would have been received had there been no Change of Control, shall be distributed to participants as soon as practicable.

    The foregoing summary of the proposed amendments to the Compensation Plan is qualified in its entirety by reference to the full proposed text of the Compensation Plan, as amended, as set forth in Annex X hereto. Proposal 3 is conditioned upon approval by shareholders of the Recapitalization Proposal. If the Recapitalization Proposal is not approved by shareholders and implemented by the Board, Proposal 3 will not be implemented. The Merger Agreement provides that U S WEST Delaware will succeed to all of the stock option and other benefit plans of U S WEST. The approval of the

Recapitalization Proposal (which constitutes approval of the Merger Agreement) and Proposal 3 by shareholders of U S WEST at the Special Meeting will constitute approval of the Compensation Plan by the stockholders of U S WEST Delaware.

    THE AFFIRMATIVE VOTE OF NOT LESS THAN A MAJORITY OF ALL THE SHARES OF THE EXISTING COMMON STOCK REPRESENTED IN PERSON OR BY PROXY AT THE SPECIAL MEETING IS REQUIRED FOR APPROVAL OF PROPOSAL 3. YOUR BOARD UNANIMOUSLY RECOMMENDS A VOTE FOR PROPOSAL 3.

                             SOLICITATION STATEMENT

    The cost of this solicitation of proxies will be borne by the Company. In addition to soliciting proxies by mail, directors, officers and employees of the Company, without receiving additional compensation therefor, may solicit proxies by telephone, telegram, in person or by other means. Arrangements also will be made with brokerage firms and other custodians, nominees and fiduciaries to forward proxy solicitation material to the beneficial owners of the Common Stock held of record by such persons and the Company will reimburse such brokerage firms, custodians, nominees and fiduciaries for reasonable out-of-pocket expenses incurred by them in connection therewith. The Company has retained Beacon Hill Associates, Inc. and Lehman Brothers Inc. and Morgan Stanley & Co. Incorporated to perform various advisory and solicitation services. The Company has agreed to pay Beacon Hill Associates, Inc. a fee of $25,000 plus reimbursement of out-of-pocket expenses. For information concerning compensation to be paid to Lehman Brothers Inc. and Morgan Stanley & Co. Incorporated, see "Proposal 1 -- The Recapitalization Proposal -- Financial Advisors."

                 SHAREHOLDER PROPOSALS FOR 1996 ANNUAL MEETING

    Any shareholder proposal intended to be presented at the 1996 Annual Meeting of Shareholders and to be included in the Company's proxy statement and form of proxy for that meeting must be received by the Company, directed to the attention of the Secretary, no later than November 17, 1995. Any such proposals must comply in all respects with the rules and regulations of the Commission.

                                    EXPERTS

    The consolidated financial statements of U S WEST and the combined financial statements of the Communications Group and the Media Group as of December 31, 1993 and 1994 and for each of the three years in the period ended December 31, 1994 included in this Proxy Statement have been audited by Coopers & Lybrand L.L.P., independent certified public accountants, as stated in their reports referred to herein given upon the authority of that firm as experts in accounting and auditing.

    The Consolidated Financial Statements  and Consolidated Financial  Statement
Schedule included in U S WEST's Annual Report on Form 10-K for the year ended December 31, 1994 are incorporated herein by reference in reliance on the reports of Coopers & Lybrand L.L.P., independent certified public accountants, given upon the authority of that firm as experts in accounting and auditing.

    Representatives of Coopers & Lybrand L.L.P. will attend the Special Meeting and will have an opportunity to make a statement and to respond to appropriate questions from shareholders.


    The consolidated financial statements of Time Warner Entertainment Company, L.P. as of December 31, 1994 and 1993 and for each of the three years in the period ended December 31, 1994, which appear in the Current Report on Form 8-K of U S WEST, dated May 23, 1995, as amended by
Forms 8-K/A filed on July 12, 1995 and August 24, 1995, are incorporated herein by reference in reliance on the report of Ernst & Young LLP, independent auditors, given upon the authority of that firm as experts in accounting and auditing.


    The financial statements of Mercury Personal Communications (trading as Mercury One-2-One) as of March 31, 1995, 1994 and 1993 and for each of the three years in the period ended March 31, 1994, which appear in the Current Report on Form 8-K of U S WEST, dated May 23, 1995, as amended by

Forms 8-K/A filed on July 12, 1995 and August 24, 1995, are incorporated herein by reference in reliance on the report of Arthur Andersen, independent chartered accountants, given upon the authority of that firm as experts in accounting and auditing.



    The combined financial statements of Georgia Cable Holdings Limited Partnership and Subsidiary Partnerships as of December 31, 1993 and 1992 and for each of the years in the two-year period ended December 31, 1993, which appear in the Current Report on Form 8-K of U S WEST, dated May 23, 1995, as amended by Forms 8-K/A filed on July 12, 1995 and August 24, 1995, have been incorporated by reference herein in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.



    The consolidated financial statements of Wometco Cable Corp. and subsidiaries as of December 31, 1993 and 1992 and for each of the years in the two-year period ended December 31, 1993, which appear in the Current Report on Form 8-K of U S WEST, dated May 23, 1995, as amended by Forms 8-K/A filed on July 12, 1995 and August 24, 1995, have been incorporated by reference herein in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The report on the 1993 consolidated financial statements of Wometco Cable Corp. and subsidiaries refers to a change in the method of accounting for income taxes in 1993 to adopt the provisions of Financial Accounting Standards Board FASB No. 109 -- Accounting for Income Taxes.


                                 LEGAL OPINIONS

    The validity of the Communications Stock and the Media Stock and the matters set forth under "Proposal 1 -- The Recapitalization Proposal -- Certain Federal Income Tax Considerations" will be passed upon for the Company by Weil, Gotshal & Manges (a partnership including professional corporations), New York, New York.

                                          By order of the Board,

                                          Charles P. Russ, III
                                          EXECUTIVE VICE PRESIDENT--LAW AND
                                            HUMAN RESOURCES,
                                          GENERAL COUNSEL AND SECRETARY

Dated             , 1995

                                                                         ANNEX I

                          AGREEMENT AND PLAN OF MERGER

    AGREEMENT AND PLAN OF MERGER, dated as of August 17, 1995, between U S WEST, INC., a Colorado corporation ("U S WEST"), and U S WEST, INC., a Delaware corporation and wholly-owned subsidiary of U S WEST ("U S WEST Delaware").

    WHEREAS, U S WEST's authorized capital stock consists of 2,000,000,000 shares of Common Stock, without par value ("Existing Common stock"), and 50,000,000 shares of Preferred Stock, par value $1.00 per share, of which 2,000,000 shares have been designated Series A Junior Participating Cumulative Preferred Stock, par value $1.00 per share, and 50,000 shares have been designated Series B Cumulative Redeemable Preferred Stock, par value $1.00 per share ("Existing Series B Preferred Stock");

    WHEREAS, at the close of business on August 7, 1995, 471,329,711 shares of Existing Common Stock and 50,000 shares of Existing Series B Preferred Stock were issued and outstanding and 2,000,000 shares of Existing Series A Preferred Stock were reserved for issuance upon exercise of preferred stock purchase rights (the "Existing Rights") pursuant to the Rights Agreement, dated April 7, 1989, as amended, between U S WEST and State Street Bank and Trust Company, as Rights Agent, (the "Rights Agreement");

    WHEREAS, U S WEST Delaware's authorized capital stock consists of 1,000 shares of Common Stock, par value $0.01 per share, of which 100 shares are issued and outstanding and held by U S WEST;

    WHEREAS, immediately prior to the Effective Time (as defined herein), the certificate of incorporation of U S WEST Delaware will be amended and restated (as so amended and restated, the "Restated Certificate") to, among other things, authorize (a) 2,000,000,000 shares of U S WEST Communications Group Common Stock, par value $.01 per share ("Communications Stock"), (b) 2,000,000,000 shares of U S WEST Media Group Common Stock, par value $.01 per share ("Media Stock"), and (c) 200,000,000 shares of Preferred Stock, par value $1.00 per share, of which 10,000,000 shares will be designated Series A Junior Participating Cumulative Preferred Stock, par value $1.00 per share, 10,000,000 shares will be designated Series B Junior Participating Cumulative Preferred Stock, par value $1.00 per share, and 50,000 shares will be designated Series C Cumulative Redeemable Preferred Stock, par value $1.00 per share ("New Series C Preferred Stock");

    WHEREAS, the Board of Directors of U S WEST has determined that it is advisable and in the best interests of U S WEST that U S WEST merge with and into U S WEST Delaware (the "Merger"), with U S WEST Delaware continuing as the surviving corporation (the "Surviving Corporation"), and has adopted this Agreement and has approved the transactions contemplated hereby and has recommended the approval by the shareholders of U S WEST of this Agreement; and

    WHEREAS, the Board of Directors of U S WEST Delaware has determined that the Merger is advisable and in the best interests of U S WEST Delaware and has approved this Agreement and the transactions contemplated hereby.

    NOW, THEREFORE, the parties hereto hereby agree as follows:

                                   ARTICLE I

                                   THE MERGER

    1.1. THE MERGER. Subject to the terms and conditions of this Agreement, U S WEST shall be merged with and into U S WEST Delaware in accordance with the Colorado Business Corporation Act (the "CBCA") and the Delaware General Corporation Law (the "DGCL"). From and after the Effective Time, the separate corporate existence of U S WEST shall cease and U S WEST Delaware shall continue as the Surviving Corporation and shall succeed to and assume all the rights and obligations of U S WEST and U S WEST Delaware in accordance with the DGCL.

    1.2. EFFECTIVE TIME. The Merger shall become effective (the "Effective Time") following the due filing of (i) articles of merger (the "Articles of Merger") with the Colorado Secretary of State in accordance with the CBCA and
(ii) this Agreement or a certificate of merger (the "Certificate of Merger") with the Delaware Secretary of State in accordance with the DGCL, or at such later time as is specified in the Articles of Merger and the Certificate of Merger.

    1.3. CERTIFICATE OF INCORPORATION AND BYLAWS. The Restated Certificate shall be the Certificate of Incorporation of the Surviving Corporation after the Effective Time, until thereafter changed or amended as provided therein or by applicable law. The Bylaws of U S WEST Delaware (the "Bylaws") shall be the Bylaws of the Surviving Corporation after the Effective Time, until thereafter changed or amended as provided therein or by applicable law.

    1.4. DIRECTORS AND OFFICERS. The directors and officers of U S WEST at the Effective Time shall be the directors and officers, respectively, of the Surviving Corporation after the Effective Time, until expiration of their current terms as such, or prior resignation, removal or death, subject to the Restated Certificate and the Bylaws.

    1.5. RIGHTS AGREEMENT. As of the Effective Date, the Rights Agreement shall be amended and restated to provide for (i) the assumption by U S WEST Delaware of all of the rights and obligations of U S WEST thereunder, (ii) the creation of preferred stock purchase rights with respect to the Communications Stock (the "Communications Rights") and (iii) the creation of preferred stock purchase rights with respect to the Media Stock (the "Media Rights").

                                   ARTICLE II

                        CONVERSION AND EXCHANGE OF STOCK

    2.1.  CONVERSION.   As of the  Effective Time, by virtue  of the Merger  and
without any action of the part of any stockholder of U S WEST:

        (a) Each issued and outstanding share of Existing Common Stock, together with the Existing Right thereon, other than Dissenting Shares (as defined herein), shall be converted into and become (i) one validly issued, fully paid and non-assessable share of Communications Stock, together with a Communications Right thereon, and (ii) one validly issued, fully paid and non-assessable share of Media Stock, together with a Media Right thereon.

        (b) Each issued and outstanding share of Existing Series B Preferred Stock shall be converted into and become one validly issued, fully paid and non-assessable share of New Series C Preferred Stock.

        (c) Each share of Existing Common Stock that is owned by U S WEST or by any subsidiary of U S WEST shall be cancelled and retired and shall cease to exist.

        (d) Each share of Common Stock of U S WEST Delaware that is owned by U S WEST at the Effective Time shall be cancelled and retired and shall cease to exist.

    2.2. EXCHANGE PROCEDURES. (a) As of the Effective Time, each certificate theretofore representing issued and outstanding shares of Existing Common Stock, other than the Dissenting Shares ("Existing Certificates"), shall be deemed for all purposes to evidence ownership of, and to represent, the same number of shares of Communications Stock. The registered owner on the books and records of U S WEST Delaware or its transfer agents of any such Existing Certificate shall, until such certificate is surrendered for transfer pursuant to this Section 2.2, have and be entitled to exercise any and all voting and other rights with respect to, and receive any and all dividend and other distributions upon, the shares of Communications Stock evidenced by such Existing Certificate.

    (b) As soon as practicable after the Effective Time, such bank or trust company as U S WEST Delaware may designate (the "Exchange Agent") shall mail to each holder of record of Existing Certificates certificates representing the number of shares of Media Stock ("Media Certificates") to which such holder is entitled pursuant to Section 2.1 hereof and information pursuant to which such holder may exchange Existing Certificates for certificates representing shares of Communications Stock ("Communications Certificates"), which shall specify that delivery shall be effected, and risk of loss and title to the Existing Certificates shall pass, only upon delivery of the Existing Certificates to the Exchange Agent. In lieu of certificates, enrollees in the U S WEST Shareowner Investment Plan will receive a statement setting forth their holdings of Communications Stock and Media Stock.

    (c) Upon surrender, in accordance with the information delivered pursuant to
Section 2.2(b)(ii), of Existing Certificates for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by U S WEST Delaware, duly executed, the holder of such Existing Certificates shall be entitled to receive in exchange therefor Communications Certificates representing a number of shares of Communications Stock equal to the number of shares of Existing Common Stock represented by such Existing Certificates. If any Communications Certificate is to be issued in a name other than that in which the Existing Certificate surrendered in exchange therefor is registered, it shall be a condition of the issuance thereof that the Existing Certificate so surrendered shall be properly endorsed and the signatures thereon properly guaranteed and otherwise proper in form for transfer and that the person requesting such exchange shall pay to the Exchange Agent any transfer or other taxes required by reason of the issuance of a Communications Certificate in any name other than that of the registered holder of the Existing Certificate surrendered, or otherwise required, or shall establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.

    (d) At the Effective Time, the stock transfer books of U S WEST shall be closed and no transfer of shares of Existing Common Stock shall thereafter be made. If, after the Effective Time, Existing Certificates are presented for transfer to the Surviving Corporation, they shall be cancelled and exchanged for Communications Certificates representing the number of shares of Communications Stock represented by such Existing Certificates.

    2.3. DISSENTING SHARES. Each share of Existing Common Stock (i) as to which a written notice of intent to demand payment was submitted to U S WEST prior to the vote of U S WEST's shareholders taken on this Agreement at a special meeting of the shareholders of U S WEST convened to consider and vote upon the approval of this Agreement (the "Special Meeting"), (ii) which is not voted in favor of adoption of this Agreement at the Special Meeting, and (iii) as to which a written demand for payment of fair value shall have been or may still be timely filed, and the Existing Certificates for such shares of Existing Common Stock shall have been or may still be deposited, with the Surviving Corporation ("Dissenting Shares"), shall not be converted into shares of Communications Stock and Media Stock. Each holder of Dissenting Shares who becomes entitled under the CBCA to receive payment of the fair value of such holder's Dissenting Shares shall receive such payment from the Surviving
Corporation (but only after such fair value shall have been agreed upon or finally determined) and such Dissenting Shares shall thereupon be cancelled. Each Dissenting Share as to which dissenters' rights pursuant to the CBCA shall be effectively withdrawn or lost shall thereupon be deemed to have been converted into, at the Effective Time, one fully-paid and nonassessable share of Communications Stock and one fully-paid and nonassessable share of Media Stock.

                                  ARTICLE III

                           ASSUMPTION OF OBLIGATIONS

    All corporate acts, plans, policies, agreements, arrangements, approvals and authorizations of U S WEST, its shareholders, board of directors and committees thereof, officers and agents which were valid and effective immediately prior to the Effective Time shall be deemed for all purposes to be the acts, plans, policies, agreements, arrangements, approvals and authorizations of U S WEST Delaware and shall be as effective and binding on U S WEST Delaware as the same were with respect to U S WEST.

                                   ARTICLE IV

                                   CONDITIONS

    Consummation of the Merger is subject to the satisfaction at or prior to the Effective Time of the following conditions:

    4.1. SHAREHOLDER APPROVAL. This Agreement shall have been approved at the Special Meeting by the affirmative vote of (i) the holders of a majority of the shares of Existing Common Stock outstanding on the record date fixed for determining shareholders of U S WEST entitled to vote thereon (the "Record Date"), voting as a separate class, (ii) the holders of two-thirds of the shares of Existing Series B Preferred Stock outstanding on the Record Date, voting as a separate class, and (iii) the holders of a majority of the shares of Existing Common Stock and Existing Series B Preferred Stock outstanding on the record date, voting together as a single class.

                                   ARTICLE V

                                 MISCELLANEOUS

    5.1.   TERMINATION.   At any time  prior to the  consummation of the Merger,
this Agreement may be terminated and the Merger abandoned by the Board of Directors of U S WEST.

    5.2. AMENDMENT. This Agreement may be amended at any time prior to the Effective Time with the mutual consent of the Boards of Directors of U S WEST and U S WEST Delaware; PROVIDED, HOWEVER, that this Agreement may not be amended after it has been adopted by the shareholders of U S WEST in any manner which, in the judgment of the Board of Directors of U S WEST, would have a material adverse effect on the rights of such shareholders or in any manner not permitted under applicable law.

    5.3. HEADINGS. The headings set forth herein are inserted for convenience or reference only and are not intended to be part of, or to affect the meaning or interpretation of, this Agreement.

    5.4.    COUNTERPARTS.    This  Agreement may  be  executed  in  two  or more
counterparts, each of which shall constitute an original, and all of which, when taken together, shall constitute one and the same instrument.

    5.5. GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, except to the extent the laws of the State of Colorado shall mandatorily apply to the Merger.

    IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be signed by its respective officers thereunto duly authorized all as of the date first above written.

                                          U S WEST, INC.
                                          (a Colorado Corporation)

                                          By        /s/  JAMES T. ANDERSON

                                          --------------------------------------
                                          Name: James T. Anderson
                                          Title: Vice President and Treasurer

                                          U S WEST, INC.
                                          (a Delaware Corporation)

                                          By      /s/  RICHARD D. MCCORMICK

                                          --------------------------------------
                                          Name: Richard D. McCormick
                                          Title: Chairman, President and
                                               Chief Executive Officer

                                                                        ANNEX II

                     RESTATED CERTIFICATE OF INCORPORATION
                                       OF
                                 U S WEST, INC.
           (ORIGINALLY INCORPORATED MAY 12, 1995 UNDER THE SAME NAME)
                                   ARTICLE I
                                      NAME

    The name of the corporation is U S WEST, Inc. (the "Corporation").

                                   ARTICLE II
                         ADDRESS OF REGISTERED OFFICE;
                            NAME OF REGISTERED AGENT

    The address of the registered office of the Corporation in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle, 19801. The name of its registered agent at that address is The Corporation Trust Company.

                                  ARTICLE III
                                    PURPOSE

    The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law (the "Corporation Law").

                                   ARTICLE IV
                                     POWERS

    The Corporation shall have all powers that may now or hereafter be lawful for a corporation to exercise under the Corporation law.

                                   ARTICLE V
                                 CAPITAL STOCK

    SECTION 1. AUTHORIZATION. The aggregate number of shares of stock which the Corporation shall have authority to issue is four billion two hundred million (4,200,000,000) shares, of which two billion (2,000,000,000) shares shall be shares of a class of common stock designated as "U S WEST Communications Group Common Stock," having a par value of $0.01 per share (the "Communications Stock"), two billion (2,000,000,000) shares shall be shares of a class of common stock designated as "U S WEST Media Group Common Stock," having a par value of $0.01 per share (the "Media Stock"), and two hundred million (200,000,000) shares shall be shares of a class of preferred stock having a par value of $1.00 per share (the "Preferred Stock") and issuable in one or more series as hereinafter provided. The Communications Stock and the Media Stock shall hereinafter collectively be called "Common Stock" and either shall sometimes be called a class of Common Stock. For purposes of this Article V, references to the "Board of Directors" shall refer to the Board of Directors of the Corporation, as established in accordance with Article VI of the certificate of incorporation of the Corporation and references to "the Certificate of Incorporation" of the Corporation" shall refer to this Restated Certificate of Incorporation as the same may be amended from time to time. Certain capitalized terms used in this Article V shall have the meanings set forth in subsection 2.6 of this Article. For purposes of this Article V, the Media Stock, when issued, shall be considered issued in respect of the Media Group and the Communications Stock, when issued, shall be considered issued in respect of the Communications Group. The number of authorized shares of any class or classes of capital stock of the Corporation may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of the stock of the Corporation entitled to vote generally in the election of directors.

    SECTION  2.   COMMON STOCK.   The  voting powers,  preferences and relative,
participating, optional or other special rights of the Common Stock, and the qualifications and restrictions thereon, shall be as follows in this Section 2.

    2.1. DIVIDENDS. Subject to any preferences and relative, participating, optional or special rights of any outstanding series of Preferred Stock and any qualifications or restrictions on the Common Stock or any class thereof created thereby, dividends may be declared and paid upon each class of Common Stock, upon the terms with respect to each such class, and subject to the limitations provided for below in this subsection 2.1, as the Board of Directors may determine.

    2.1.1. LIMITATION ON DIVIDENDS ON COMMUNICATIONS STOCK. Dividends on Communications Stock may be declared and paid only out of the lesser of (i) the funds of the Corporation legally available therefor and (ii) the Communications Group Available Dividend Amount.

    2.1.2. LIMITATION ON DIVIDENDS ON MEDIA STOCK. Dividends on Media Stock may be declared and paid only out of the lesser of (i) the funds of the Corporation legally available therefor and (ii) the Media Group Available Dividend Amount.

    2.1.3. DISCRIMINATION IN DIVIDENDS BETWEEN CLASSES OF COMMON STOCK. The Board of Directors, subject to the provisions of subsections 2.1.1 and 2.1.2, may at any time declare and pay dividends exclusively on Communications Stock, exclusively on Media Stock or on both such classes in equal or unequal amounts, notwithstanding the relative amounts of the Communications Group Available Dividend Amount and the Media Group Available Dividend Amount, the amount of dividends previously declared on each class of Common Stock, the respective voting or liquidation rights of each class of Common Stock or any other factor.

    2.1.4. SHARE DISTRIBUTIONS. Subject to subsections 2.1.1 and 2.1.2, as the case may be, and except as permitted by subsections 2.4.1 and 2.4.2 the Board of Directors may declare and pay dividends or distributions of shares of Common Stock (or Convertible Securities convertible into or exchangeable or exercisable for shares of Common Stock) on shares of Common Stock or shares of Preferred Stock only as follows:

        (A) dividends or distributions of shares of Communications Stock (or Convertible Securities convertible into or exchangeable or exercisable for shares of Communications Stock) on shares of Communications Stock or shares of Preferred Stock attributed as provided by subsection 3.4 to the Communications Group;

        (B) dividends or distributions of shares of Media Stock (or Convertible Securities convertible into or exchangeable or exercisable for shares of Media Stock) on shares of Media Stock or shares of Preferred Stock attributed as provided by subsection 3.4 to the Media Group; and

        (C) dividends or distributions of shares of Media Stock (or Convertible Securities convertible into or exchangeable or exercisable for shares of Media Stock) on shares of Communications Stock or shares of Preferred Stock attributed as provided by subsection 3.4 to the Communications Group, but only if the sum of (1) the number of shares of Media Stock to be so issued (or the number of such shares which would be issuable upon conversion, exchange or exercise of any Convertible Securities to be so issued) and (2) the number of shares of Media Stock which are issuable upon conversion, exchange or exercise of any Convertible Securities then outstanding that are attributed in accordance with this Article V to the Communications Group is less than or equal to the Number of Shares Issuable with Respect to the Intergroup Interest.

    For purposes of this subsection 2.1.4, any outstanding Convertible Securities that are convertible into or exchangeable or exercisable for any other Convertible Securities which are themselves convertible into or exchangeable or exercisable for Communications Stock or Media Stock (or other Convertible Securities that are so convertible, exchangeable or exercisable) shall be deemed to have been converted, exchanged or exercised in full for such Convertible Securities.

    2.2. VOTING POWERS. Except as otherwise provided by law or by the terms of any outstanding series of Preferred Stock or any provision of the certificate of incorporation of the Corporation restricting the power to vote on a specified matter to other stockholders, the entire voting power of the stockholders of the Corporation shall be vested in the holders of Common Stock of the Corporation, who shall be entitled to vote on any matter on which the holders of stock of the Corporation shall, by law or by the provisions of the certificate of incorporation or bylaws of the Corporation, be entitled to vote, and each class of Common Stock shall vote thereon together as though one class. On each matter to be voted on by the holders of all classes of Common Stock voting together as one class, (i) each outstanding share of Communications Stock shall have one vote and (ii) each outstanding share of Media Stock shall have a number of votes (including a fraction of one vote) equal to, if the record date for determining the stockholders entitled to vote is before March 1, 1996, .80 of one vote and, if the record date for determining the stockholders entitled to vote is on or after March 1, 1996, the number of votes determined by the ratio of the forward weighted average during the twenty Trading Days next preceding the tenth Trading Day prior to the record date for determining the stockholders entitled to vote of the Market Value of the Media Stock to the forward weighted average over the same twenty Trading Days of the Market Value of the Communications Stock, expressed as a decimal fraction rounded to the nearest three decimal places, determined as follows: (A) the numerator of such fraction shall be the sum of
(1) four times the average Market Value of the Media Stock over the period of five Trading Days ending on such tenth Trading Day prior to such record date,
(2) three times the average Market Value of the Media Stock over the period of five Trading Days ending on the fifteenth Trading Day prior to such record date,
(3) two times the average Market Value of the Media Stock over the period of five Trading Days ending on the twentieth Trading Day prior to such record date and (4) the average Market Value of the Media Stock over the period of five Trading Days ending on the twenty-fifth Trading Day prior to such record date and (B) the denominator of such fraction shall be the sum of (1) four times the average Market Value of the Communications Stock over the period of five Trading Days ending on such tenth Trading Day prior to such record date, (2) three times the average Market Value of the Communications Stock over the period of five Trading Days ending on the fifteenth Trading Day prior to such record date, (3) two times the average Market Value of the Communications Stock over the period of five Trading Days ending on the twentieth Trading Day prior to such record date and (4) the average Market Value of the Communications Stock over the period of five Trading Days ending on the twenty-fifth Trading Day prior to such record date.

    Notwithstanding the foregoing provisions of this subsection 2.2, if shares of only one class of Common Stock are outstanding on the record date for determining the Common Stockholders entitled to vote on any matter, then each share of that class shall be entitled to one vote and, if any class of Common Stock is entitled by law to vote as a separate class with respect to any matter, each share of that class shall, for purpose of such class vote, be entitled to one vote on such matter.

    2.3. LIQUIDATION RIGHTS. In the event of the voluntary or involuntary dissolution of the Corporation or the liquidation and winding up of the Corporation, after payment or provision for payment of the debts and other liabilities of the Corporation and the full preferential amounts (including any accumulated and unpaid dividends) to which the holders of Preferred Stock are entitled (regardless of the Group to which such shares of Preferred Stock were attributed in accordance with this Article V), unless otherwise provided in respect of a series of preferred stock by the resolution of the Board of Directors fixing the liquidation rights and preferences of such series of preferred stock, the holders of the outstanding shares of Common Stock shall be entitled to receive the remaining assets of the Corporation, regardless of the Group to which such assets are attributed in accordance with this Article V, divided among the holders of Common Stock in accordance with the per share "Liquidation

Units" attributable to each class of Common Stock. Each share of Communications Stock is hereby attributed one "Liquidation Unit" and each share of Media Stock is hereby attributed .80 of a "Liquidation Unit," in the case of each such class of Common Stock subject to adjustment as determined by the Board of Directors to be appropriate to reflect equitably any subdivision (by stock split or otherwise) or combination (by reverse stock split or otherwise) of such class of Common Stock or any dividend or other distribution of shares of such class of Common Stock to holders of shares of such class of Common Stock. Neither the merger nor consolidation of the Corporation into or with any other company, nor the merger or consolidation of any other company into or with the Corporation, nor a sale, transfer or lease of all or any part of the assets of the Corporation, shall, alone, be deemed a liquidation or winding up of the Corporation, or cause the dissolution of the Corporation, for purposes of this subsection 2.3.

    2.4. CONVERSION OR REDEMPTION OF COMMON STOCK. Shares of Common Stock are subject to conversion or redemption, as the case may be, upon the terms provided below in this subsection 2.4 with respect to each class; provided, however, that neither class of Common Stock may be converted or redeemed if the other class has been converted or redeemed in its entirety or notice thereof shall have been given as required by this subsection 2.4.

    2.4.1.  CONVERSION OR REDEMPTION OF MEDIA STOCK.

    (A) In the event of the Disposition, in one transaction or a series of related transactions, by the Corporation and/or its subsidiaries of all or substantially all of the properties and assets attributed to the Media Group to one or more persons or entities (other than (1) the Disposition by the Corporation of its properties and assets in one transaction or a series of related transactions in connection with the dissolution or the liquidation and winding up of the Corporation and the distribution of assets to stockholders as referred to in subsection 2.3, (2) the Disposition of the properties and assets of the Media Group as contemplated by subsection 2.4.3 or otherwise to all holders of shares of Media Stock and to the Corporation or subsidiaries thereof, divided among such holders and the Corporation or subsidiaries thereof on a pro rata basis in accordance with the number of shares of Media Stock outstanding and the Number of Shares Issuable with Respect to the Intergroup Interest, (3) to any person or entity controlled (as determined by the Board of Directors) by the Corporation or (4) pursuant to a Related Business Transaction), the Corporation shall, on or prior to the 85th Trading Day after the date of consummation of such Disposition (the "Media Group Disposition Date"), pay a dividend on the Media Stock or redeem some or all of the Media Stock or convert Media Stock into Communications Stock (or another class or series of common stock of the Corporation), all as provided by the following subparagraphs (1) and (2) of this paragraph (A) and, to the extent applicable, by subsection 2.4.5, as the Board of Directors shall have selected among such alternatives:

        (1) provided that there are funds of the Corporation legally available therefor:

           (a) pay to the holders of the shares of Media Stock a dividend, as the Board of Directors shall have declared subject to compliance with subsection 2.1.2, in cash and/or in securities (other than a dividend of Common Stock) or other property having a Fair Value as of the Media Group Disposition Date in the aggregate equal to the product of the Outstanding Media Fraction as of the record date for determining holders entitled to receive such dividend multiplied by the Fair Value of the Net Proceeds of such Disposition; or

           (b) (i) subject to the last sentence of this paragraph (A), if such Disposition involves all (not merely substantially all) of the properties and assets attributed to the Media Group, redeem as of the Redemption Date provided by paragraph (C) of subsection 2.4.5, all outstanding shares of Media Stock in exchange for cash and/or for securities (other than Common Stock) or other property having a Fair Value as of the Media Group Disposition Date in the aggregate equal to the product of the Outstanding Media Fraction as of such Redemption Date multiplied by the Fair Value of the Net Proceeds of such Disposition; or

           (ii) subject to the last sentence of this paragraph (A), if such Disposition involves substantially all (but not all) of the properties and assets attributed to the Media Group, redeem as of the Redemption Date provided by paragraph (D) of subsection 2.4.5 such number of whole shares of Media Stock (which may be all of such shares outstanding) as have in the aggregate an average Market Value during the period of ten consecutive Trading Days beginning on the sixteenth Trading Day immediately succeeding the Media Group Disposition Date closest to the product of the Outstanding Media Fraction as of the date such shares are selected for redemption multiplied by the Fair Value as of the Media Group Disposition Date of the Net Proceeds of such Disposition (but in no event more than all the shares of Media Stock then outstanding), in consideration for cash and/or securities (other than Common Stock) or other property having a Fair Value in the aggregate equal to such product; or

        (2) declare that each outstanding share of Media Stock shall be converted as of the Conversion Date provided by paragraph (E) of subsection
    2.4.5 into a number of fully paid and nonassessable shares of Communications Stock (or, if the Communications Stock is not Publicly Traded at such time and shares of another class or series of common stock of the Corporation (other than Media Stock) are then Publicly Traded, of such other class or series of common stock as has the largest Market Capitalization as of the close of business on the Trading Day immediately preceding the date of the notice of such conversion required by paragraph (E) of subsection 2.4.5) equal to 110% of the ratio, expressed as a decimal fraction rounded to the nearest five decimal places, of the average Market Value of one share of Media Stock over the period of ten consecutive Trading Days beginning on the sixteenth Trading Day following the Media Group Disposition Date to the average Market Value of one share of Communications Stock (or such other class or series of common stock) over the same ten Trading Day period.

    Notwithstanding the foregoing provisions of this paragraph (A), the Corporation shall redeem Media Stock as provided by subparagraph (1)(b)(i) or
(1)(b)(ii) of this paragraph (A) only if the amount to be paid in redemption of such stock is less than or equal to the sum of (i) the Media Group Available Dividend Amount as of the Redemption Date and (ii) the amount determined to be capital in respect of the shares to be redeemed in accordance with applicable corporation law as of the Redemption Date.

    (B) For purposes of this subsection 2.4.1:

        (1) as of any date, "substantially all of the properties and assets" attributed to the Media Group shall mean a portion of such properties and assets that represents at least 80% of the Fair Value of the properties and assets attributed to the Media Group as of such date;

        (2) in the case of a Disposition of the properties and assets attributed to the Media Group in a series of related transactions, such Disposition shall not be deemed to have been consummated until the consummation of the last of such transactions; and

        (3) the Board of Directors may pay any dividend or redemption price referred to in paragraph (A) of this subsection 2.4.1 in cash, securities (other than Common Stock) or other property, regardless of the form or nature of the proceeds of the Disposition.

    (C) After the payment of the dividend or the redemption price with respect to the Media Stock provided for by subparagraph (1) of paragraph (A) of this subsection 2.4.1, the Board of Directors may declare that each share of Media Stock remaining outstanding shall be converted, but only as of a Conversion Date (determined as provided by paragraph (E) of subsection 2.4.5) prior to the first anniversary of the payment of such dividend or redemption price, into a number of fully paid and nonassessable shares of Communications Stock (or, if the Communications Stock is not Publicly Traded at such time and shares of any other class or series of common stock of the Corporation (other than Media Stock) are then Publicly Traded, of such other class or series of common stock as has the largest Market Capitalization as of the close of business on the Trading Day immediately preceding the date of the notice of such conversion required by paragraph (E) of subsection 2.4.5) equal to 110% of the Market Value Ratio of the Media Stock to the Communications Stock as of the fifth Trading Day prior to the date of the notice of such conversion required by paragraph (E) of subsection 2.4.5.

    (D) The Board of Directors may declare that each outstanding share of Media Stock shall be converted, as of the Conversion Date provided by paragraph (E) of subsection 2.4.5, into the number of fully paid and nonassessable shares of Communications Stock (or, if the Communications Stock is not Publicly Traded at such time and shares of any other class or series of common stock of the Corporation (other than Media Stock) are then Publicly Traded, of such other class or series of common stock as has the largest Market Capitalization as of the close of business on the Trading Day immediately preceding the date of the notice of conversion required by paragraph (E) of subsection 2.4.5) equal to the applicable percentage, on the Conversion Date, set forth below of the Market Value Ratio of the Media Stock to the Communications Stock as of the fifth Trading Day prior to the date of the notice of such conversion required by paragraph (E) of subsection 2.4.5:

    12 MONTH PERIOD
       PRIOR TO             PERCENTAGE OF
    ANNIVERSARY OF             MARKET
    EFFECTIVE TIME           VALUE RATIO
-----------------------  -------------------
First through Fifth                 115%
Sixth                               112%
Seventh                             109%
Eighth                              106%
Ninth                               103%
thereafter                          100%

    2.4.2.  REDEMPTION OR CONVERSION OF COMMUNICATIONS STOCK.

    (A) In the event of the Disposition, in one transaction or a series of related transactions, by the Corporation and/or its subsidiaries of all or substantially all of the properties and assets attributed to the Communications Group to one or more persons or entities (other than (1) the Disposition by the Corporation of its properties and assets in one transaction or a series of related transactions in connection with the dissolution or the liquidation and winding up of the Corporation and the distribution of assets to stockholders as referred to in subsection 2.3, (2) the Disposition of the properties and assets of the Communication Group as contemplated by subsection 2.4.3 or otherwise to all holders of shares of Communications Stock, divided among such holders on a pro rata basis in accordance with the number of such shares of Communications Stock outstanding, (3) to any person or entity controlled (as determined by the Board of Directors) by the Corporation or (4) pursuant to a Related Business Transaction), the Corporation shall, on or prior to the 85th Trading Day after the date of consummation of such Disposition (the "Communications Group Disposition Date"), pay a dividend on the Communications Stock or redeem some or all of the Communications Stock or convert Communications Stock into Media Stock (or another class or series of common stock of the Corporation), all as provided by the following subparagraphs (1) and (2) of this paragraph (A) and, to the extent applicable, by subsection 2.4.5, as the Board of Directors shall have selected among such alternatives:

        (1) provided that there are funds of the Corporation legally available therefor:

           (a) pay to the holders of the shares of Communications Stock a dividend, as the Board of Directors shall have declared subject to compliance with subsection 2.1.1, in cash and/or in securities (other than a dividend of Common Stock) or other property having a Fair Value as of the Communications Group Disposition Date in the aggregate equal to the Fair Value of the Net Proceeds of such Disposition; or

           (b) (i) subject to the last sentence of this paragraph (A), if such Disposition involves all (not merely substantially all) of the properties and assets attributed to the Communications Group, redeem as of the Redemption Date provided by paragraph (C) of subsection 2.4.5, all outstanding shares of Communications Stock in exchange for cash and/or for securities

       (other than Common Stock) or other property having a Fair Value as of the Communications Group Disposition Date in the aggregate equal to the Fair Value of the Net Proceeds of such Disposition; or

           (ii) subject to the last sentence of this paragraph (A), if such Disposition involves substantially all (but not all) of the properties and assets attributed to the Communications Group, redeem as of the Redemption Date provided by paragraph (D) of subsection 2.4.5 such number of whole shares of Communications Stock (which may be all of such shares outstanding) as have in the aggregate an average Market Value during the period of ten consecutive Trading Days beginning on the sixteenth Trading Day immediately succeeding the Communications Group Disposition Date closest to the Fair Value as of the Communications Group Disposition Date of the Net Proceeds of such Disposition (but in no event more than all the shares of Communications Stock then outstanding), in consideration for cash and/or securities (other than Common Stock) or other property having in the aggregate an equivalent Fair Value as of the Communications Group Disposition Date; or

        (2) declare that each outstanding share of Communications Stock shall be converted as of the Conversion Date provided by paragraph (E) of subsection
    2.4.5 into a number of fully paid and nonassessable shares of Media Stock (or, if the Media Stock is not Publicly Traded at such time and shares of another class or series of common stock of the Corporation (other than Communications Stock) are then Publicly Traded, of such other class or series of common stock as has the largest Market Capitalization as of the close of business on the Trading Day immediately preceding the date of the notice of such conversion required by paragraph (E) of subsection 2.4.5) equal to 110% of the ratio, expressed as a decimal fraction rounded to the nearest five decimal places, of the average Market Value of one share of Communications Stock over the period of ten consecutive Trading Days beginning on the sixteenth Trading Day following the Communications Group Disposition Date to the average Market Value of one share of Media Stock (or such other class or series of common stock) over the same ten Trading Day period.

    Notwithstanding   the  foregoing  provisions  of  this  paragraph  (A),  the
Corporation shall  redeem  Communications  Stock  as  provided  by  subparagraph
(1)(b)(i) or (1)(b)(ii) of this paragraph (A) only if the amount to be paid in redemption of such stock is less than or equal to the sum of (i) the Communications Group Available Dividend Amount as of the Redemption Date and
(ii) the amount determined to be capital in respect of the shares to be redeemed in accordance with applicable corporation law as of the Redemption Date.

    (B) For purposes of this subsection 2.4.2:

        (1) as of any date, "substantially all of the properties and assets" attributed to the Communications Group shall mean a portion of such properties and assets that represents at least 80% of the Fair Value of the properties and assets attributed to the Communications Group as of such date;

        (2) in the case of a Disposition of properties and assets attributed to the Communications Group in a series of related transactions, such Disposition shall not be deemed to have been consummated until the consummation of the last of such transactions; and

        (3) the Board of Directors may pay any dividend or redemption price referred to in paragraph (A) of this subsection 2.4.2 in cash, securities (other than Common Stock) or other property regardless of the form or nature of the proceeds of the Disposition.

    (C) After the payment of the dividend or the redemption price with respect to the Communications Stock provided for by subparagraph (1) of paragraph (A) of this subsection 2.4.2, the Board of Directors may declare that each share of Communications Stock remaining outstanding shall be converted, but only as of a Conversion Date (determined as provided by paragraph (E) of subsection 2.4.5) prior to the first anniversary of the payment of such dividend or redemption price, into a number of fully paid and non-assessable shares of Media Stock (or, if the Media Stock is not Publicly

Traded at such time and shares of any other class or series of common stock of the Corporation (other than Communications Stock) are then Publicly Traded, of such other class or series of common stock as has the largest Market
Capitalization as of the close of business on the Trading Day immediately preceding the date of the notice of such conversion required by paragraph (E) of subsection 2.4.5), equal to 110% of the Market Value Ratio of the Communications Stock to the Media Stock as of the fifth Trading Day prior to the date of the notice of such conversion required by paragraph (E) of subsection 2.4.5.

    (D) At any time following the ninth anniversary of the Effective Date, the Board of Directors of the Corporation may declare that each outstanding share of Communications Stock shall be converted, as of the Conversion Date provided by paragraph (E) of subsection 2.4.5, into the number of fully paid and nonassessable shares of Media Stock (or, if the Media Stock is not Publicly Traded at such time and shares of any other class or series of common stock of the Corporation (other than Communications Stock) are then Publicly Traded, of such other class or series of common stock as has the largest Market Capitalization as of the close of business on the Trading Day immediately preceding the date of the notice of conversion required by paragraph (E) of subsection 2.4.5) equal to 100% of the Market Value Ratio of the Communications Stock to the Media Stock as of the fifth Trading Day prior to the date of the notice of such conversion required by paragraph (E) of subsection 2.4.5.

    2.4.3.  REDEMPTION OF COMMON STOCK FOR SUBSIDIARY STOCK.

    (A) At any time at which all of the assets and liabilities attributed to the Media Group (and no other assets or liabilities of the Corporation or any subsidiary thereof) are held directly or indirectly by one or more wholly-owned subsidiaries of the Corporation (each, a "Media Group Subsidiary"), the Board of Directors may, provided that there are funds of the Corporation legally available therefor, redeem all of the outstanding shares of Media Stock, on a Redemption Date of which notice is delivered in accordance with paragraph (F) of subsection 2.4.5, in exchange for the number of shares of common stock of each Media Group Subsidiary equal to the product of the Outstanding Media Fraction multiplied by the number of shares of common stock of such Media Group Subsidiary to be outstanding immediately following such exchange of shares, such Media Group Subsidiary shares to be delivered to the holders of shares of Media Stock on the Redemption Date either directly or indirectly through another Media Group Subsidiary (as a wholly-owned subsidiary thereof) and to be divided among the holders of Media Stock pro rata in accordance with the number of shares of Media Stock held by each on such Redemption Date, each of which shares of common stock of such Media Group Subsidiary shall be, upon such delivery, fully paid and nonassessable.

    (B) At any time at which all of the assets and liabilities attributed to the Communications Group (and no other assets or liabilities of the Corporation or any subsidiary thereof) are held directly or indirectly by one or more wholly-owned subsidiaries of the Corporation (each, a "Communications Group Subsidiary"), the Board or Directors may, provided that there are funds of the Corporation legally available therefor, redeem all of the outstanding shares of Communications Stock, on a Redemption Date of which notice is delivered in accordance with paragraph (F) of subsection 2.4.5, in exchange for all of the shares of common stock of each Communications Group Subsidiary as will be outstanding immediately following such exchange of shares, such Communications Group Subsidiary shares to be delivered to the holders of shares of Communications Stock on the Redemption Date either directly or indirectly through another Communications Group Subsidiary (as a wholly-owned subsidiary thereof) and to be divided among the holders of Communications Stock pro rata in accordance with the number of shares of Communications Stock held by each on such Redemption Date, each of which shares of common stock of such Communications Group Subsidiary shall be, upon such delivery, fully paid and nonassessable.

    2.4.4.  TREATMENT OF CONVERTIBLE SECURITIES.   After any Conversion Date  or
Redemption Date on which all outstanding shares of any class of Common Stock were converted or redeemed, any share of such class of Common Stock that is to be issued on conversion, exchange or exercise of any Convertible

Securities shall, immediately upon such conversion, exchange or exercise and without any notice from or to, or any other action on the part of, the Corporation or its Board of Directors or the holder of such Convertible
Security:

    (A) in the event the shares of such class of Common Stock outstanding on such Conversion Date were converted into shares of the other class of Common Stock (or another class or series of common stock of the Corporation) pursuant to subparagraph (A)(2) or paragraph (C) or (D) of subsection 2.4.1 or subparagraph (A)(2) or paragraph (C) or (D) of subsection 2.4.2, be converted into the amount of cash and/or the number of shares of the kind of capital stock and/or other securities or property of the Corporation that the number of shares of such class of Common Stock that were to be issued upon such conversion, exchange or exercise would have received had such shares been outstanding on such Conversion Date; or

    (B) in the event the shares of such class of Common Stock outstanding on such Redemption Date were redeemed pursuant to subparagraph (A)(1)(b) of subsection 2.4.1, subparagraph (A)(1)(b) of subsection 2.4.2 or subsection 2.4.3, be redeemed, to the extent of funds of the Corporation legally available therefor, for $.01 per share in cash for each share of such class of Common Stock that otherwise would be issued upon such conversion, exchange or exercise.

    The provisions of the immediately preceding sentence shall not apply to the extent that other adjustments in respect of such conversion, exchange or redemption of a class of Common Stock are otherwise made pursuant to the provisions of such Convertible Securities.

    2.4.5.  NOTICE AND OTHER PROVISIONS.

    (A) Not later than the tenth Trading Day following the consummation of a Disposition referred to in paragraph (A) of subsection 2.4.1 or paragraph (A) of subsection 2.4.2, the Corporation shall announce publicly by press release (1) the Net Proceeds of such Disposition, (2) the number of shares outstanding of the class of Common Stock relating to the Group subject to such Disposition, (3) the number of shares of such Common Stock into or for which Convertible Securities are then convertible, exchangeable or exercisable and the conversion, exchange or exercise price thereof and (4) in the case of a Disposition of the properties and assets attributed to the Media Group, the Outstanding Media Fraction on the date of such notice. Not earlier than the 26th Trading Day and not later than the 30th Trading Day following the consummation of such Disposition, the Corporation shall announce publicly by press release which of the actions specified in paragraph (A) of subsection 2.4.1 or paragraph (A) of subsection 2.4.2, as the case may be, it has irrevocably determined to take in respect of such Disposition.

    (B) If the Corporation determines to pay a dividend on shares of Media Stock pursuant to subparagraph (A)(1)(a) of subsection 2.4.1, or if the Corporation determines to pay a dividend on shares of Communications Stock pursuant to subparagraph (A)(1)(a) of subsection 2.4.2, as the case may be, the Corporation shall, not later than the 30th Trading Day following the consummation of the Disposition referred to in such subparagraph, cause notice to be given to each holder of shares of such class of Common Stock and to each holder of Convertible Securities that are convertible into or exchangeable or exercisable for shares of such class of Common Stock (unless alternate provision for such notice to the holders of such Convertible Securities is made pursuant to the terms of such Convertible Securities), setting forth (1) the record date for determining holders entitled to receive such dividend, which shall be not earlier than the 40th Trading Day and not later than the 50th Trading Day following the consummation  of  such Disposition,  (2) the  anticipated  payment date  of such dividend (which shall not be more than 85 Trading Days following the consummation of such Disposition), (3) the type of property to be paid as such dividend in respect of the outstanding shares of such class of Common Stock, (4) the Net Proceeds of such Disposition, (5) in the case of a Disposition of properties and assets attributed to the Media Group, the Outstanding Media Fraction on the date of such notice, (6) the number of outstanding shares of such class of Common Stock and the number of shares of such class of Common Stock into or for which outstanding Convertible Securities are then convertible, exchangeable or exercisable and the conversion, exchange or exercise price thereof and

(7) in the case of notice to be given to holders of Convertible Securities, a statement to the effect that a holder of such Convertible Securities shall be entitled to receive such dividend only if such holder properly converts, exchanges or exercises such Convertible Securities on or prior to the record date referred to in clause (1) of this sentence. Such notice shall be sent by first-class mail, postage prepaid, to each such holder at such holder's address as the same appears on the transfer books of the Corporation.

    (C) If the Corporation determines to redeem Media Stock pursuant to subparagraph (A)(1)(b)(i) of subsection 2.4.1, or if the Corporation determines to redeem Communications Stock pursuant to subparagraph (A)(1)(b)(i) of subsection 2.4.2, as the case may be, the Corporation shall, not earlier than the 35th Trading Day and not later than the 45th Trading Day prior to the Redemption Date, cause notice to be given to each holder of shares of such class of Common Stock, and to each holder of Convertible Securities convertible into or exchangeable or exercisable for shares of such class of Common Stock (unless alternate provision for such notice to the holders of such Convertible
Securities is made pursuant to the terms of such Convertible Securities), setting forth (1) a statement that all shares of such Common Stock outstanding on the Redemption Date shall be redeemed, (2) the Redemption Date (which shall not be more than 85 Trading Days following the consummation of such Disposition), (3) the type of property in which the redemption price for the shares to be redeemed is to be paid, (4) the Net Proceeds of such Disposition,
(5) in the case of a Disposition of the properties and assets attributed to the Media Group, the Outstanding Media Fraction on the date of such notice, (6) the place or places where certificates for shares of such Common Stock, properly endorsed or assigned for transfer (unless the Corporation waives such requirement), are to be surrendered for delivery of cash and/or securities or other property, (7) the number of outstanding shares of such class of Common Stock and the number of shares of such class of Common Stock into or for which such outstanding Convertible Securities are then convertible, exchangeable or exercisable and the conversion, exchange or exercise price thereof, (8) in the case of notice to be given to holders of Convertible Securities, a statement to the effect that a holder of such Convertible Securities shall be entitled to participate in such selection for redemption only if such holder properly converts, exchanges or exercises such Convertible Securities on or prior to the Redemption Date referred to in clause (2) of this sentence and a statement as to what, if anything, such holder will be entitled to receive pursuant to the terms of such Convertible Securities or, if applicable, this Section 2.4 if such holder thereafter converts, exchanges or exercises such Convertible Securities and (9) a statement to the effect that, except as otherwise provided by paragraph (I) of this subsection 2.4.5, dividends on such shares of such Common Stock shall cease to be paid as of such Redemption Date. Such notice shall be sent by first-class mail, postage prepaid, to each such holder at such holder's address as the same appears on the transfer books of the Corporation.

    (D) If the Corporation determines to redeem Media Stock pursuant to subparagraph (A)(1)(b)(ii) of subsection 2.4.1, or if the Corporation determines to redeem Communications Stock pursuant to subparagraph (A)(1)(b)(ii) of subsection 2.4.2, as the case may be, the Corporation shall, not later than the 30th Trading Day following the consummation of the Disposition referred to in such subparagraph, cause notice to be given to each holder of shares of such class of Common Stock and to each holder of Convertible Securities that are convertible into or exchangeable or exercisable for shares of such class of Common Stock (unless alternate provision for such notice to the holders of such Convertible Securities is made pursuant to the terms of such Convertible Securities) setting forth (1) a date not earlier than the 40th Trading Day and not later than the 50th Trading Day following the consummation of the Disposition in respect of which such redemption is to be made on which shares of such class of Common Stock shall be selected for redemption, (2) the anticipated Redemption Date (which shall not be more than 85 Trading Days following the consummation of such Disposition), (3) the type of property in which the redemption price for the shares to be redeemed is to be paid, (4) the Net Proceeds of such Disposition, (5) in the case of a Disposition of properties and assets attributed to the Media Group, the Outstanding Media Fraction, (6) the number of shares of such class of Common Stock outstanding and the number of shares of such class of Common Stock into or for which outstanding Convertible Securities are then convertible, exchangeable or exercisable and the conversion, exchange or exercise price thereof, (7) in the case of notice to be given to holders of Convertible Securities, a statement to the effect that a holder of such Convertible Securities shall be eligible to participate in such selection for redemption only if such holder properly converts, exchanges or exercises such Convertible Securities on or prior to the record date referred to in clause (1) of this sentence, and a statement as to what, if anything, such holder will be entitled to receive pursuant to the terms of such Convertible Securities or, if applicable, this subsection 2.4 if such holder thereafter converts, exchanges or exercises such Convertible Securities and (8) a statement that the Corporation will not be required to register a transfer of any shares of such class of Common Stock for a period of 15 Trading Days next preceding the date referred to in clause (1) of this sentence. Promptly following the date referred to in clause (1) of the preceding sentence, but not earlier than 40 Trading Days nor later than 50 Trading Days following the consummation of such Disposition, the Corporation shall cause a notice to be given to each holder of record of shares of such class of Common Stock to be redeemed setting forth (1) the number of shares of such class of Common Stock held by such holder to be redeemed, (2) a statement that such shares of Common Stock shall be redeemed,
(3) the Redemption Date, (4) the kind and per share amount of cash and/or securities or other property to be received by such holder with respect to each share of such Common Stock to be redeemed, including details as to the calculation thereof, (5) the place or places where certificates for shares of such class of Common Stock, properly endorsed or assigned for transfer (unless the Corporation shall waive such requirement), are to be surrendered for delivery of such cash and/or securities or other property, (6) if applicable, a statement to the effect that the shares being redeemed may no longer be transferred on the transfer books of the Corporation after the Redemption Date and (7) a statement to the effect that, subject to paragraph (I) of this subsection 2.4.5, dividends on such shares of such class of Common Stock shall cease to be paid as of the Redemption Date. Such notices shall be sent by first-class mail, postage prepaid, to each such holder at such holder's address as the same appears on the transfer books of the Corporation.

    (E) If the Corporation determines to convert the Media Stock into Communications Stock (or another class or series of common stock of the Corporation) pursuant to subparagraph (A)(2) or paragraph (C) or (D) of subsection 2.4.1, or if the Corporation determines to convert the Communications Stock into Media Stock (or another class or series of common stock of the Corporation) pursuant to subparagraph (A)(2) or paragraph (C) or (D) of subsection 2.4.2, as the case may be, the Corporation shall, not earlier than the 35th Trading Day and not later than the 45th Trading Day prior to the Conversion Date, cause notice to be given to each holder of shares of such class of Common Stock and to each holder of Convertible Securities that are convertible into or exchangeable or exercisable for shares of such class of Common Stock (unless alternate provision for such notice to the holders of such Convertible Securities is made pursuant to the terms of such Convertible Securities) setting forth (1) a statement that all outstanding shares of such class of Common Stock shall be converted, (2) the Conversion Date (which, in the case of a conversion after a Disposition, shall not be more than 85 Trading Days following the consummation of such Disposition), (3) the per share number of shares of Communications Stock, Media Stock or another class or series of Common Stock of the Corporation, as the case may be, to be received with respect to each share of such class of Common Stock, including details as to the calculation thereof, (4) the place or places where certificates for shares of such class of Common Stock, properly endorsed or assigned for transfer (unless the Corporation shall waive such requirement), are to be surrendered for delivery of certificates for shares of such Common Stock, (5) the number of outstanding shares of such class of Common Stock and the number of shares of such class of Common Stock into or for which outstanding Convertible Securities are then convertible, exchangeable or exercisable and the conversion, exchange or exercise price thereof, (6) a statement to the effect that, subject to paragraph (I) of this subsection 2.4.5, dividends on such shares of such class of Common Stock shall cease to be paid as of such Conversion Date and (7) in the case of notice to holders of such Convertible Securities, a statement to the effect that a holder of such Convertible Securities shall be entitled to receive shares of common stock upon such conversion only if such holder properly converts, exchanges or exercises such Convertible Securities on or prior to such Conversion Date and a statement as to what, if anything, such holder will be entitled to receive pursuant to the terms of such Convertible Securities or, if applicable, this subsection 2.4 if such holder thereafter converts, exchanges or exercises such Convertible Securities. Such notice shall be sent by first-class mail, postage prepaid, to each such holder at such holder's address as the same appears on the transfer books of the Corporation.

    (F) If the Corporation determines to redeem shares of any class of Common Stock pursuant to subsection 2.4.3, the Corporation shall cause notice to be given to each holder of shares of such class of Common Stock to be redeemed, and to each holder of Convertible Securities that are convertible into or exchangeable or exercisable for shares of such class of Common Stock (unless alternate provision for such notice to the holders of such Convertible Securities is made pursuant to the terms of such Convertible Securities), setting forth (1) a statement that all shares of such class of Common Stock outstanding on the Conversion Date shall be redeemed in exchange for shares of common stock of the Communications Group Subsidiary or the Media Group Subsidiary, as the case may be, (2) the Redemption Date, (3) in the case of a redemption of the Media Stock, the Outstanding Media Fraction on the date of such notice, (4) the place or places where certificates for shares of the class of Common Stock to be redeemed, properly endorsed or assigned for transfer (unless the Corporation shall waive such requirement), are to be surrendered for delivery of certificates for shares of the Media Group Subsidiaries or the Communications Group Subsidiaries, as the case may be, (5) a statement to the effect that, subject to paragraph (I) of this subsection 2.4.5, dividends on such shares of Common Stock shall cease to be paid as of such Redemption Date,
(6) the number of shares of such class of Common Stock outstanding and the number of shares of such Common Stock into or for which outstanding Convertible Securities are then convertible, exchangeable or exercisable and the conversion, exchange or exercise price thereof and (7) in the case of notice to holders of Convertible Securities, a statement to the effect that a holder of Convertible Securities shall be entitled to receive shares of common stock of the Media Group Subsidiaries or the Communications Group Subsidiaries, as the case may be, upon redemption only if such holder properly converts, exchanges or exercises such Convertible Securities on or prior to the Redemption Date and a statement as to what, if anything, such holder will be entitled to receive pursuant to the terms of such Convertible Securities or, if applicable, this subsection 2.4 if such holder thereafter converts, exchanges or exercises such Convertible Securities. Such notice shall be sent by first-class mail, postage prepaid, not less than 30 Trading Days nor more than 45 Trading Days prior to the Redemption Date to each such holder at such holder's address as the same appears on the transfer books of the Corporation.

    (G) If less than all of the outstanding shares of a class of Common Stock are to be redeemed pursuant to subparagraph (A)(1) of subsection 2.4.1 or subparagraph (A)(1) of subsection 2.4.2, as the case may be, the shares to be redeemed by the Corporation shall be selected from among the holders of shares of such class of Common Stock outstanding at the close of business on the record date for such redemption on a pro rata basis among all such holders or by lot or by such other method as may be determined by the Board of Directors of the Corporation to be equitable.

    (H) The Corporation shall not be required to issue or deliver fractional shares of any capital stock or of any other securities to any holder of any class of Common Stock upon any conversion, redemption, dividend or other distribution pursuant to this subsection 2.4. If more than one share of any class of Common Stock shall be held at the same time by the same holder, the Corporation may aggregate the number of shares of any capital stock that shall be issuable or any other securities or property that shall be distributable to such holder upon any conversion, redemption, dividend or other distribution (including any fractional shares). If there are fractional shares of any capital stock or of any other securities remaining to be issued or distributed to the holders of any class of Common Stock, the Corporation shall, if such fractional shares are not issued or distributed to the holder, pay cash in respect of such fractional shares in an amount equal to the Fair Value thereof on the fifth Trading Day prior to the date such payment is to be made (without interest).

    (I) No adjustments in respect of dividends shall be made upon the conversion or redemption of any shares of any class of Common Stock; provided, however, that if the Conversion Date or Redemption Date, as the case may be, with respect to any shares of any class of Common Stock shall be subsequent to the record date for the payment of a dividend or other distribution thereon or with respect thereto, the holders of such shares of such class of Common Stock at the close of business on such record date shall be entitled to receive the dividend or other distribution payable on or with respect to such shares on the date set for payment of such dividend or other distribution, in each case without interest, notwithstanding the subsequent conversion or redemption of such shares.

    (J) Before any holder of any class of Common Stock shall be entitled to receive any cash payment and/or certificates or instruments representing shares of any capital stock and/or other securities or property to be distributed to such holder with respect to such shares of such class of Common Stock pursuant to this subsection 2.4, such holder shall surrender at such place as the Corporation shall specify certificates for such shares of such class of Common Stock, properly endorsed or assigned for transfer (unless the Corporation shall waive such requirement). The Corporation shall as soon as practicable after receipt of certificates representing such shares of such class of Common Stock deliver to the person for whose account such shares of such class of Common Stock were so surrendered, or to such person's nominee or nominees, the cash and/or the certificates or instruments representing the number of whole shares of the kind of capital stock and/or other securities or property to which such person shall be entitled as aforesaid, together with any payment in respect of fractional shares contemplated by paragraph (H) of this subsection 2.4.5, in each case without interest. If less than all of the shares of any class of Common Stock represented by any one certificate are to be redeemed or converted, the Corporation shall issue and deliver a new certificate for the shares of such class of Common Stock not redeemed.

    (K) From and after any applicable Conversion Date or Redemption Date, as the case may be, all rights of a holder of shares of any class of Common Stock that were converted or redeemed shall cease except for the right, upon surrender of the certificates representing such shares of such class of Common Stock as required by paragraph (J) of this subsection 2.4.5, to receive the cash and/or the certificates or instruments representing shares of the kind of capital stock and/or other securities or property for which such shares were converted or redeemed, together with any payment in respect of fractional shares contemplated by paragraph (H) of this subsection 2.4.5 and rights to dividends as provided in paragraph (I) of this subsection 2.4.5, in each case without interest. No holder of a certificate that immediately prior to the applicable Conversion Date represented shares of a class of Common Stock shall be entitled to receive any dividend or other distribution or interest payment with respect to shares of any kind of capital stock or other security or instrument for which such class of Common Stock was converted until the surrender as required by this subsection
2.4 of such certificate in exchange for a certificate or certificates or instrument or instruments representing such capital stock or other security. Upon such surrender, there shall be paid to the holder the amount of any dividends or other distributions (without interest) which theretofore became payable on any class of capital stock of the Corporation as of a record date after the Conversion Date, but that were not paid by reason of the foregoing, with respect to the number of whole shares of the kind of capital stock represented by the certificate or certificates issued upon such surrender. From and after a Conversion Date, the Corporation shall, however, be entitled to treat the certificates for a class of Common Stock that have not yet been surrendered for conversion as evidencing the ownership of the number of whole shares of the kind or kinds of capital stock of the Corporation for which the shares of such class of Common Stock represented by such certificates shall have been converted, notwithstanding the failure to surrender such certificates.

    (L) The Corporation shall pay any and all documentary, stamp or similar issue or transfer taxes that may be payable in respect of the issuance or delivery of any shares of capital stock and/or other securities upon conversion or redemption of shares of any class of Common Stock pursuant to this subsection
2.4. The Corporation shall not, however, be required to pay any tax that may be payable in respect of any transfer involved in the issuance or delivery of any shares of capital stock and/or other securities in a name other than that in which the shares of such class of Common Stock so converted or redeemed were registered, and no such issuance or delivery shall be made unless and until the person requesting such issuance or delivery has paid to the Corporation the amount of any such tax or has established to the satisfaction of the Corporation that such tax has been paid.

    (M) Neither the failure to mail any notice required by this subsection 2.4.5 to any particular holder of Common Stock or of Convertible Securities nor any defect therein shall affect the sufficiency thereof with respect to any other holder of outstanding shares of Common Stock or of Convertible Securities or the validity of any such conversion or redemption.

    (N) The Board of Directors may establish such rules and requirements to facilitate the effectuation of the transactions contemplated by this subsection
2.4 as the Board of Directors shall determine to be appropriate.

    2.5.  APPLICATION OF THE PROVISIONS OF ARTICLE V.

    2.5.1. CERTAIN DETERMINATIONS BY THE BOARD OF DIRECTORS. In addition to the determinations regarding Preferred Stock to be made by the Board of Directors as provided by subsection 3.4, the Board of Directors shall make such determinations with respect to the assets and liabilities to be attributed to the Groups, the items of income and expenses attributed to the Groups for purposes of determining the Communications Group Net Earnings (Loss) and the Media Group Net Earnings (Loss), the application of the provisions of this
Section 2 to transactions to be engaged in by the Corporation and the powers, preferences and relative, participating, optional and other special rights of the holders of the classes of Common Stock, and the qualifications and restrictions thereon, provided by the certificate of incorporation of the Corporation as may be or become necessary or appropriate to the exercise of such powers, preferences and relative, participating, optional and other special rights, including, without limiting the foregoing, the determinations referred to in the following paragraphs (A), (B), (C) and (D) of this subsection 2.5.1. A record of any such determination shall be filed with the records of the actions of the Board of Directors.

    (A) Upon any acquisition by the Corporation or its subsidiaries of any assets or business, or any assumption of liabilities, outside of the ordinary course of business of the Communications Group or the Media Group, as the case may be, the Board of Directors shall determine whether such assets, business and liabilities (or an interest therein) shall be for the benefit of the Communications Group or the Media Group or that an interest therein shall be partly for the benefit of the Communications Group and partly for the benefit of the Media Group and, accordingly, shall be attributed to the Communications Group or the Media Group, or partly to each, in accordance with subsection 2.6.1 or 2.6.15, as the case may be.

    (B) Upon any issuance of any shares of Media Stock at a time when the Number of Shares Issuable with Respect to the Intergroup Interest is more than zero, the Board of Directors shall determine, based on the use of the proceeds of such issuance and any other relevant factors, whether all or any part of the shares of Media Stock so issued should reduce the Number of Shares Issuable with Respect to the Intergroup Interest and the Number of Shares Issuable with Respect to the Intergroup Interest shall be adjusted accordingly.

    (C) Upon any issuance by the Corporation or any subsidiary thereof of any Convertible Securities that are convertible into or exchangeable or exercisable for shares of Media Stock, if at the time such Convertible Securities are issued the Number of Shares Issuable with Respect to the Intergroup Interest is greater than zero, the Board of Directors shall determine whether, upon conversion, exchange or exercise thereof, the issuance of shares of Media Stock pursuant thereto shall, in whole or in part, reduce the Number of Shares Issuable with Respect to the Intergroup Interest, taking into consideration the use of the proceeds of such issuance of Convertible Securities in the business of the Communications Group or the Media Group and any other relevant factors.

    (D) Upon any redemption or repurchase by the Corporation or any subsidiary thereof of shares of any Preferred Stock of any class or series or of other securities or debt obligations of the Corporation, if some of such shares, other securities or debt obligations were attributed to the Communications

Group and some of such shares, other securities or debt obligations were attributed to the Media Group, the Board of Directors shall determine which, if any, of such shares, other securities or debt obligations redeemed or repurchased shall be attributed to the Communications Group and which, if any, of such shares, other securities or debt obligations shall be attributed to the Media Group and, accordingly, how many of the shares of such series of Preferred Stock or of such other securities, or how much of such debt obligations, that remain outstanding, if any, continue to be attributed to the Communications Group or to the Media Group.

    2.5.2. SOURCES OF DIVIDENDS AND DISTRIBUTIONS; USES OF PROCEEDS OF SHARE ISSUANCES. Notwithstanding the attribution of properties or assets of the Corporation to the Communications Group or the Media Group as provided by subsection 2.6.1 or 2.6.15, but subject to the limitations of subsections 2.1.1,
2.1.2 and 2.1.4, the Board of Directors (i) may cause dividends or distributions or other payments to the holders of any class of Common Stock or any class or series of Preferred Stock to be made out of the properties or assets attributed to any Group, subject, however, to any contrary term of any series of Preferred Stock fixed in accordance with Section 3 of this Article V, and (ii) may cause the proceeds of issuance of any shares of Communications Stock or Media Stock or any class or series of Preferred Stock, to whichever Group attributed in accordance with subsection 3.4, to be used in the business of, and to be attributed either to the Communications Group in accordance with subsection
2.6.1 or to the Media Group in accordance with subsection 2.6.15.

    2.5.3. CERTAIN DETERMINATIONS NOT REQUIRED. Notwithstanding the foregoing provisions of this subsection 2.5, the provisions of subsection 2.6.1, 2.6.3,
2.6.15 or 2.6.16 or any other provision of this Article V, at any time when there are not outstanding both (i) one or more shares of Communications Stock or Convertible Securities convertible into or exchangeable or exercisable for Communications Stock and (ii) one or more shares of Media Stock or Convertible Securities convertible into or exchangeable or exercisable for Media Stock, the Corporation (A) need not attribute any of the assets or liabilities of the Corporation or any of its subsidiaries to the Communications Group or the Media Group or any of the earnings (or any loss) of the Corporation or any of its subsidiaries to the Communications Group Net Earnings (Loss) or the Media Group Net Earnings (Loss) or (B) make any determination required in connection therewith, nor shall the Board of Directors be required (C) to make any of the determinations otherwise required by this Article V, and in such circumstances the holders of the shares of Communications Stock or Media Stock outstanding, as the case may be, shall (unless otherwise specifically provided by the certificate of incorporation of the Corporation) be entitled to all the voting powers, preferences, optional or other special rights of both classes of the Common Stock without differentiation between the Communications Stock and the Media Stock and any provision of this Article V to the contrary shall no longer be in effect or operative and the Board of Directors may cause the certificate of incorporation of the Corporation to be amended as permitted by law to delete such provisions as are no longer operative or of further effect.

    2.5.4. BOARD DETERMINATIONS BINDING. Subject to applicable law, any determinations made in good faith by the Board of Directors of the Corporation under any provision of this subsection 2.5 or otherwise in furtherance of the application of this Section 2 shall be final and binding on all shareholders.

    2.6. CERTAIN DEFINITIONS. As used in this Section 2 of this Article V, the following terms shall have the following meanings (with terms defined in the singular having comparable meaning when used in the plural and vice versa), unless the context otherwise requires. As used in this subsection 2.6, a "contribution" or "transfer" of assets or properties from one Group to another shall refer to the reattribution of such assets or properties from the contributing or transferring Group to the other Group and correlative phrases shall have correlative meanings.

    2.6.1. COMMUNICATIONS GROUP SHALL MEAN, as of any date from and as of the Effective Date:

    (A) the interest of the Corporation on such date in each of U S WEST Communications Group, Inc., a Colorado corporation, U S WEST Advanced Technologies, Inc., a Colorado corporation, and U S WEST Business Resources, Inc., a Colorado corporation (the "Communications Group Companies"), and any successor companies, and all of the businesses, assets and liabilities of the Communications Group Companies and the subsidiaries thereof;

    (B) all assets and liabilities of the Corporation (other than capital stock of a subsidiary) on such date attributed by the Board of Directors to any of the Communications Group Companies or the businesses thereof, whether or not such assets or liabilities are or were also assets and liabilities of any of the Communications Group Companies, including, without limitation, the assets and liabilities as of the Effective Date specified in the schedules filed with the records of the actions of the Board of Directors (a copy of which shall be made available to any stockholder of the Corporation upon written request therefor);

    (C) a proportionate undivided interest in each and every business, asset and liability attributed to the Media Group equal to the Intergroup Interest Fraction as of such date;

    (D) all properties and assets transferred to the Communications Group from the Media Group (other than pursuant to paragraph (E) of this section 2.6.1) after the Effective Date pursuant to transactions in the ordinary course of business of both the Communications Group and the Media Group or otherwise as the Board of Directors may have directed as permitted by this Article V;

    (E) all properties and assets transferred to the Communications Group from the Media Group in connection with a reduction of the Number of Shares Issuable with Respect to the Intergroup Interest;

    (F) the interest of the Corporation or any of its subsidiaries in any business or asset acquired and any liabilities assumed by the Corporation or any of its subsidiaries outside the ordinary course of business and attributed to the Communications Group, as determined by the Board of Directors as contemplated by paragraph (A) of subsection 2.5.1; and

    (G) from and after the payment date of any dividend or other distribution with respect to shares of Media Stock (other than a dividend or other distribution payable in shares of Media Stock, with respect to which adjustment shall be made as provided in paragraph (A) of subsection 2.6.19, or in securities of the Corporation attributed to the Media Group, for which provision shall be made as set forth in the third to last sentence of this definition), an amount of assets or properties previously attributed to the Media Group of the same kind as were paid in such dividend or other distribution with respect to shares of Media Stock as have a Fair Value on the record date for such dividend or distribution equal to the product of (1) the Fair Value on such record date of the aggregate of such dividend or distribution to holders of shares of Media Stock declared multiplied by (2) a fraction the numerator of which is equal to the Intergroup Interest Fraction in effect on the record date for such dividend or distribution and the denominator of which is equal to the Outstanding Media Fraction in effect on the record date for such dividend or distribution;

provided that from and after any transfer of any assets or properties from the Communications Group to the Media Group, the Communications Group shall no longer include such assets or properties so transferred (other than as reflected in respect of such a transfer by the Intergroup Interest Fraction, as provided by paragraph (C) of this subsection 2.6.1).

    If the Corporation shall pay a dividend or make some other distribution with respect to shares of Media Stock payable in securities of the Corporation that are attributed to the Media Group for purposes of this Article V (other than Media Stock), the Communications Group shall be deemed to hold an interest in the Media Group equivalent to the number or amount of such securities that is equal to the product of the number or amount of securities so distributed to holders of Media Stock multiplied by the fraction specified in clause (2) of paragraph (G) of this subsection 2.6.1. (determined as of the record date for such distribution) and, to the extent interest is or dividends are paid on the securities so distributed, the Communications Group shall include, and there shall be transferred thereto out of the Media Group, a corresponding ratable amount of the kind of assets paid as such interest or dividends as would have been paid in respect of such securities so deemed to be held by the Communications Group if such securities were outstanding. The Corporation may also, to the extent the securities so paid as a dividend or other distribution to the holders of Media Stock are Convertible Securities and at the time are convertible into or exchangeable or exercisable for shares of Media Stock, treat such Convertible Securities as are so deemed to be held by the Communications Group to be deemed to be converted, exchanged or exercised, and shall do so to the extent such Convertible Securities are mandatorily converted, exchanged or exercised (and to the extent the terms of such Convertible Securities require payment of consideration for such conversion, exchange or exercise, the Communications Group shall then no longer include an amount of the kind of properties or assets required to be paid as such consideration for the amount of Convertible Securities deemed converted, exchanged or exercised (and the Media Group shall be attributed such properties or assets)), in which case, from and after such time, the securities into or for which such Convertible Securities so deemed to be held by the Communications Group were so considered converted, exchanged or exercised shall be deemed held by the Communications Group (as provided in clause (3) of paragraph (C) of subsection 2.6.19) and such Convertible Securities shall no longer be deemed to be held by the Communications Group. A statement setting forth the election to effectuate any such deemed conversion, exchange or exercise of Convertible Securities so deemed to be held by the Communication Group and the properties or assets, if any, to be attributed to the Media Group in consideration of such conversion, exchange or exercise (if any) shall be filed in the records of the actions of the Board of Directors and, upon such filing, such deemed conversion, exchange or exercise shall be effectuated.

    2.6.2. COMMUNICATIONS GROUP AVAILABLE DIVIDEND AMOUNT, on any date, shall mean the excess, if any, of (1) the amount equal to the fair market value of the total assets attributed to the Communications Group less the total amount of the liabilities attributed to the Communications Group (provided that preferred stock shall not be treated as a liability), in each case as of such date and determined on a basis consistent with the determination of the Net Earnings
(Loss) of the Communications Group, over (2) the aggregate par value of, or any greater amount determined in accordance with applicable corporation law to be capital in respect of, all outstanding shares of Communications Stock and each class or series of Preferred Stock attributed in accordance with subsection 3.4 to the Communications Group. Notwithstanding the foregoing provisions of this subsection 2.6.2, and consistent with subsection 2.5.3, at any time when there are not outstanding both (i) one or more shares of Communications Stock or Convertible Securities convertible into or exchangeable or exercisable for Communications Stock and (ii) one or more shares of Media Stock or Convertible Securities convertible into or exchangeable or exercisable for Media Stock, the "Available Dividend Amount," on any calculation date during such time period, with respect to the Communications Stock or the Media Stock, as the case may be (depending on which of such classes of Common Stock or Convertible Securities convertible into or exchangeable or exercisable for such class of Common Stock is outstanding), shall mean the amount available for the payment of dividends on such Common Stock in accordance with law.

    2.6.3. COMMUNICATIONS GROUP NET EARNINGS (LOSS), for any period through any date, shall mean the net income or loss of the Communications Group for such period (or in respect of fiscal periods of the Corporation commencing prior to the Effective Date, the pro forma net income or loss of the Communications Group for such period as if the Effective Date had been the first day of such period) determined in accordance with generally accepted accounting principles in effect at such time, reflecting income and expense of the Corporation attributed to the Communications Group on a basis substantially consistent with attributions of income and expense made in the calculation of Media Group Net Earnings (Loss), including, without limitation, corporate administrative costs, net interest and other financial costs and income taxes.

    2.6.4. CONVERSION DATE shall mean the date fixed by the Board of Directors as the effective date for the conversion of shares of Media Stock into shares of Communications Stock (or another class or series of common stock of the Corporation) or of shares of Communications Stock into shares of Media Stock (or another class or series of common stock of the Corporation), as the case may be, as shall be set forth in the notice to holders of shares of such class of Common Stock and to holders of any Convertible Securities that are convertible into or exchangeable or exercisable for shares of such class of Common Stock required pursuant to paragraph (E) of subsection 2.4.5.

    2.6.5. CONVERTIBLE SECURITIES at any time shall mean any securities of the Corporation or of any subsidiary thereof (other than shares of Common Stock), including warrants and options, outstanding at such time that by their terms are convertible into or exchangeable or exercisable for or evidence the right to acquire any shares of any class of Common Stock, whether convertible, exchangeable or exercisable at such time or a later time or only upon the occurrence of certain events, but in respect of antidilution provisions of such securities only upon the effectiveness thereof.

    2.6.6. DISPOSITION shall mean a sale, transfer, assignment or other disposition (whether by merger, consolidation, sale or contribution of assets or stock or otherwise) of properties or assets (including stock, other securities and goodwill).

    2.6.7.    EFFECTIVE  DATE    shall mean  the  date  on  which  this Restated
Certificate of Incorporation shall become effective.

    2.6.8. FAIR VALUE shall mean, in the case of equity securities or debt securities of a class that has previously been Publicly Traded for a period of at least 15 months, the Market Value thereof (if such value, as so defined, can be determined) or, in the case of an equity security or debt security that has not been Publicly Traded for at least such period, shall mean the fair value per share of stock or per other unit of such other security, on a fully distributed basis, as determined by an independent investment banking firm experienced in the valuation of securities selected in good faith by the Board of Directors, or, if no such investment banking firm is, as determined in the good faith judgment of the Board of Directors, available to make such determination, in good faith by the Board of Directors; provided, however, that in the case of property other than securities, the "Fair Value" thereof shall be determined in good faith by the Board of Directors based upon such appraisals or valuation reports of such independent experts as the Board of Directors shall in good faith determine to be appropriate in accordance with good business practice. Any such determination of Fair Value shall be described in a statement filed with the records of the actions of the Board of Directors.

    2.6.9. GROUP shall mean, as of any date, the Communications Group or the Media Group, as the case may be.

    2.6.10. INTERGROUP INTEREST FRACTION as of any date shall mean a fraction the numerator of which shall be the Number of Shares Issuable with Respect to the Intergroup Interest on such date and the denominator of which shall be the sum of (A) such Number of Shares Issuable with Respect to the Intergroup Interest and (B) the aggregate number of shares of Media Stock outstanding on such date. A statement setting forth the Intergroup Interest Fraction as of the record date for any dividend or distribution on any class of Common Stock, as of the effective date of any conversion, exchange or exercise of Convertible Securities into or for shares of Media Stock and as of the end of each fiscal quarter of the Corporation shall be filed by the Secretary of the Corporation in the records of the Board of Directors of the Corporation not later than ten days after such date.

    2.6.11. MARKET CAPITALIZATION of any class or series of common stock on any date shall mean the product of (i) the Market Value of one share of such class of common stock on such date and (ii) the number of shares of such class of common stock outstanding on such date.

    2.6.12. MARKET VALUE of a share of any class or series of capital stock of the Corporation on any day shall mean the average of the high and low reported sales prices regular way of a share of such class or series on such Trading Day or, in case no such reported sale takes place on such Trading Day, the average of the reported closing bid and asked prices regular way of a share of such class or series on such Trading Day, in either case as reported on the New York Stock Exchange Composite Tape or, if the shares of such class or series are not listed or admitted to trading on such Exchange on such Trading Day, on the principal national securities exchange in the United States on which the shares of such class or series are listed or admitted to trading or, if not listed or admitted to trading on any national securities exchange on such Trading Day, on the NASDAQ National Market or, if the shares of such class or series are not listed or admitted to trading on any national securities exchange or quoted on such National Market System on such Trading Day, the average of the closing bid and asked prices of a share of such class or series in the over-the-counter market on such Trading Day as furnished by any New York Stock Exchange member firm selected from time to time by the Corporation or, if such closing bid and asked prices are not made available by any such New York Stock Exchange member firm on such Trading Day, the Fair Value of a share of such class or series; provided that, for purposes of determining the market value of a share of any class of series of capital stock for any period, (i) the "Market Value" of a share of capital stock on any day prior to any "ex-dividend" date or any similar date occurring during such period for any dividend or distribution (other than any dividend or distribution contemplated by clause (ii)(B) of this sentence) paid or to be paid with respect to such capital stock shall be reduced by the Fair Value of the per share amount of such dividend or distribution and (ii) the "Market Value" of any share of capital stock on any day prior to (A) the effective date of any subdivision (by stock split or otherwise) or combination (by reverse stock split or otherwise) of outstanding shares of such class of capital stock occurring during such period or (B) any "ex-dividend" date or any similar date occurring during such period for any dividend or distribution with respect to such capital stock to be made in shares of such class or series of capital stock or Convertible Securities that are convertible, exchangeable or exercisable for such class or series of capital stock shall be appropriately adjusted, as determined by the Board of Directors, to reflect such subdivision, combination, dividend or distribution.

    2.6.13. MARKET VALUE RATIO OF THE COMMUNICATIONS STOCK TO THE MEDIA STOCK as of any date shall mean the fraction (which may be greater than 1/1), expressed as a decimal (rounded to the nearest five decimal places), of a share of Media Stock (or another class or series of common stock of the Corporation, if so provided by subsection 2.4.2 because Media Stock is not then Publicly Traded) to be issued in respect of a share of Communications Stock upon a conversion of Communications Stock into Media Stock (or another class or series of common stock of the Corporation) in accordance with subsection 2.4.2, based on the ratio of the market value of a share of Communications Stock to the market value of a share of Media Stock (or such other common stock) as of such date, determined by the fraction the numerator of which shall be the sum of (A) four times the average Market Value of one share of Communications Stock over the period of five consecutive Trading Days ending on such date, (B) three times the average Market Value of one share of Communications Stock over the period of five consecutive Trading Days ending on the fifth Trading Day prior to such date, (C) two times the average Market Value of one share of Communications Stock over the period of five consecutive Trading Days ending on the tenth Trading Day prior to such date and (D) the average Market Value of one share of Communications Stock over the period of five consecutive Trading Days ending on the fifteenth Trading Day prior to such date, and the denominator of which shall be the sum of (A) four times the average Market Value of one share of Media Stock (or such other common stock) over the period of five consecutive Trading Days ending on such date, (B) three times the average Market Value of one share of Media Stock (or such other common stock) over the period of five consecutive Trading Days ending on the fifth Trading Day prior to such date, (C) two times the average Market Value of one share of Media Stock (or such other common stock) over the period of five consecutive Trading Days ending on the tenth Trading Day prior to such date and (D) the average Market Value of one share of Media Stock (or such other common stock) over the period of five consecutive Trading Days ending on the fifteenth Trading Day prior to such date.

    2.6.14. MARKET VALUE RATIO OF THE MEDIA STOCK TO THE COMMUNICATIONS STOCK as of any date shall mean the fraction (which may be greater than 1/1), expressed as a decimal (rounded to the nearest five decimal places), of a share of Communications Stock (or another class or series of common stock of the Corporation, if so provided by subsection 2.4.1 because Communications Stock is not then Publicly Traded) to be issued in respect of a share of Media Stock upon a conversion of Media Stock into Communications Stock (or another class or series of common stock of the Corporation) in accordance with subsection 2.4.1, based on the ratio of the market value of a share of Media Stock to the market value of a share of Communications Stock (or such other common stock) as of such date, determined by the fraction the numerator of which shall be the sum of (A) four times the average Market Value of one share of Media Stock over the period of five consecutive Trading Days ending on such date, (B) three times the average Market Value of one share of Media Stock over the period of five consecutive Trading Days ending on the fifth Trading Day prior to such date, (C) two times the average Market Value of one share of Media Stock over the period of five consecutive Trading Days ending on the tenth Trading Day prior to such date and
(D) the average Market Value of one share of Media Stock (or such other common stock) over the period of five consecutive Trading Days ending on the fifteenth Trading Day prior to such date and the denominator of which shall be the sum of
(A) four times the average Market Value of one share of Communications Stock (or such other common stock) over the period of five consecutive Trading Days ending on such date, (B) three times the average Market Value of one share of Communications Stock (or such other common stock) over the period of five consecutive Trading Days ending on the fifth Trading Day prior to such date, (C) two times the average Market Value of one share of Communications Stock (or such other common stock) over the period of five consecutive Trading Days ending on the tenth Trading Day prior to such date and (D) the average Market Value of one share of Communications Stock (or such other common stock) over the period of five consecutive Trading Days ending on the fifteenth Trading Day prior to such date.

    2.6.15.    MEDIA GROUP    shall mean,  as  of any  date  from and  after the
Effective Date:

    (A) the interest of the Corporation or any of its subsidiaries on such date in all of the assets, liabilities and businesses of the Corporation or any of its subsidiaries (and any successor companies), other than any assets, liabilities and businesses attributed in accordance with this Article V to the Communications Group;

    (B) all properties and assets transferred to the Media Group from the Communications Group (other than a transaction pursuant to paragraph (C) of this subsection 2.6.15) after the Effective Date pursuant to transactions in the ordinary course of business of both the Communications Group and the Media Group or otherwise as the Board of Directors may have directed as permitted by this
Article V;

    (C) all properties and assets transferred to the Media Group from the Communications Group in connection with an increase in the Number of Shares Issuable with Respect to the Intergroup Interest; and

    (D) the interest of the Corporation or any of its subsidiaries in any business or asset acquired and any liabilities assumed by the Corporation or any of its subsidiaries outside of the ordinary course of business and attributed to the Media Group, as determined by the Board of Directors as contemplated by paragraph (A) of subsection 2.5.1;

provided that (1) from and after the payment date of any dividend or other distribution with respect to shares of Media Stock (other than a dividend or other distribution payable in shares of Media Stock, with respect to which adjustment shall be made as provided in paragraph (A) of subsection 2.6.19, or in securities of the Corporation attributed to the Media Group, for which provision shall be made as set forth in clause (2) of this proviso), the Media Group shall no longer include an amount of assets or properties previously attributed to the Media Group of the same kind as so paid in such dividend or other distribution with respect of shares of Media Stock as have a Fair Value on the record date for such dividend or distribution equal to the product of (a) the Fair Value on such record date of the aggregate of such dividend or distribution to holders of shares of Media Stock declared multiplied by (b) a fraction the numerator of which is equal to the Intergroup Interest Fraction in effect on the record date for such dividend or distribution and the denominator of which is equal to the Outstanding Media Fraction in effect on the record date for such dividend or distribution, (2) if the Corporation shall pay a dividend or make some other distribution with respect to shares of Media Stock payable in securities of the Corporation that are attributed to the Media Group for purposes of this Article V (other than Media Stock), there shall be excluded from the Media Group an interest in the Media Group equivalent to the number or amount of such securities that is equal to the product of the number or amount of securities so distributed to holders of Media Stock multiplied by the fraction specified in clause 1(b) of this proviso (determined as of the record date for such distribution) (and such interest in the Media Group shall be attributed to the Communications Group) and, to the extent interest is or dividends are paid on the securities so distributed, the Media Group shall no longer include a corresponding ratable amount of the kind of assets paid as such interest or dividends as would have been paid in respect of the securities equivalent to such interest in the Media Group deemed held by the Communications Group if the securities equivalent to such interest were outstanding (and in such eventuality such assets as are no longer included in the Media Group shall be attributed to the Communications Group) and (3) from and after any transfer of any assets or properties from the Media Group to the Communications Group, the Media Group shall no longer include such assets or properties so contributed or transferred. The Corporation may also, to the extent a dividend or distribution on the Media Stock has been paid in Convertible Securities that are convertible into or exchangeable or exercisable for Media Stock, cause such Convertible Securities as are deemed to be held by the Communications Group in accordance with the third to last sentence of subsection 2.6.1 and clause (2) of the proviso to the immediately preceding sentence to be deemed to be converted, exchanged or exercised as provided in the penultimate sentence of subsection 2.6.1, in which case such Convertible Securities shall no longer be deemed to be held by the Communications Group.

    2.6.16. MEDIA GROUP AVAILABLE DIVIDEND AMOUNT, on any date, shall mean the excess, if any, of (1) the product of (a) the Outstanding Media Fraction as of such date multiplied by (b) an amount equal to the fair market value of the total assets attributed to the Media Group less the total amount of the liabilities attributed to the Media Group (provided that preferred stock shall not be treated as a liability), in each case as of such date and determined on a basis consistent with the determination of the Net Earnings (Loss) of the Media Group, over (2) the aggregate par value of, or any greater amount determined in accordance with applicable corporation law to be capital in respect of, all outstanding shares of Media Stock and each class or series of Preferred Stock attributed in accordance with subsection 3.4 to the Media Group. Notwithstanding the foregoing provisions of this subsection 2.6.16, and consistent with subsection 2.5.3, at any time when there are not outstanding both (i) one or more shares of Communications Stock or Convertible Securities convertible into or exchangeable or exercisable for Communications Stock and (ii) one or more shares of Media Stock or Convertible Securities convertible into or exchangeable or exercisable for Media Stock, the "Available Dividend Amount," on any calculation date during such time period, with respect to the Communications Stock or the Media Stock, as the case may be (depending on which of such classes of Common Stock or Convertible Securities convertible into or exchangeable or exercisable for such class of Common Stock is outstanding), shall mean the amount available for the payment of dividends on such Common Stock in accordance with law.

    2.6.17. MEDIA GROUP NET EARNINGS (LOSS), for any period through any date, shall mean the net income or loss of the Media Group for such period (or in respect of the fiscal periods of the Corporation commencing prior to the Effective Date, the pro forma net income or loss of the Media Group for such period as if the Effective Date had been the first day of such period) determined in accordance with generally accepted accounting principles in effect at such time, reflecting income and expense of the Corporation attributed to the Media Group on a basis substantially consistent with attributions of income and expense made in the calculation of the Communications Group Net Earnings (Loss), including, without limitation, corporate administrative costs, net interest and other financial costs and income taxes.

    2.6.18. NET PROCEEDS shall mean, as of any date with respect to any Disposition of any of the properties and assets attributed to the Media Group or the Communications Group, as the case may be, an amount, if any, equal to what remains of the gross proceeds of such Disposition after payment of, or reasonable provision is made as determined by the Board of Directors for, (A) any taxes payable by the Corporation (or which would have been payable but for the utilization of tax benefits attributable to the other Group) in respect of such Disposition or in respect of any resulting dividend or redemption pursuant to subparagraph (A)(1)(a) or (b) of subsection 2.4.1 or subparagraph (A)(1)(a) or (b) of subsection 2.4.2, as the case may be, (B) any transaction costs, including, without limitation, any legal, investment banking and accounting fees and expenses and (C) any liabilities (contingent or otherwise) of or attributed to the Media Group if properties or assets attributed to the Media Group were disposed of or the Communications Group, if properties or assets attributed to the Communications Group were disposed of, including, without limitation, any liabilities for deferred taxes or any indemnity or guarantee obligations of the Corporation incurred in connection with the Disposition or otherwise, and any liabilities for future purchase price adjustments and any preferential amounts plus any accumulated and unpaid dividends in respect of Preferred Stock attributed to such Group. For purposes of this definition, any properties and assets attributed to such Group remaining after such Disposition shall constitute "reasonable provision" for such amount of taxes, costs and liabilities (contingent or otherwise) as the Board of Directors determines can be expected to be supported by such properties and assets.

    2.6.19.    NUMBER  OF  SHARES  ISSUABLE  WITH  RESPECT  TO  THE   INTERGROUP
INTEREST   shall as of the Effective  Date be zero; provided, however, that such number shall from time to time thereafter be:

    (A) adjusted, if before such adjustment greater than zero, as determined by the Board of Directors to be appropriate to reflect equitably any subdivision (by stock split or otherwise) or combination (by reverse stock split or otherwise) of the Media Stock or any dividend or other distribution of shares of Media Stock to holders of shares of Media Stock or any reclassification of Media Stock;

    (B) decreased (but to not less than zero), if before such adjustment greater than zero, by action of the Board of Directors by (1) the number of shares of Media Stock issued or sold by the Corporation that, immediately prior to such issuance or sale, were included (as determined by the Board of Directors pursuant to paragraph (C) of this subsection 2.6.19) in the Number of Shares Issuable with Respect to the Intergroup Interest, (2) the number of shares of Media Stock issued upon conversion, exchange or exercise of Convertible Securities that, immediately prior to the issuance or sale of such Convertible Securities, were included in the Number of Shares Issuable with Respect to the Intergroup Interest, (3) the number of shares of Media Stock issued by the Corporation as a dividend or other distribution (including in connection with any reclassification or exchange of shares) to holders of Communications Stock,
(4) the number of shares of Media Stock issued upon the conversion, exchange or exercise of any Convertible Securities issued by the Corporation as a dividend or other distribution (including in connection with any reclassification or exchange of shares) to holders of Communications Stock, or (5) the number (rounded, if necessary, to the nearest whole number) equal to the quotient of
(a) the aggregate Fair Value as of the date of contribution of properties or assets (including cash) transferred from the Media Group to the Communications Group in consideration for a reduction in the Number of Shares Issuable with Respect to the Intergroup Interest divided by (b) the Market Value of one share of Media Stock as of the date of such transfer; and

    (C) increased by (1) the number of outstanding shares of Media Stock repurchased by the Corporation for consideration that is attributed as provided by subsection 2.6.1 to the Communications Group and (2) the number (rounded, if necessary, to the nearest whole number) equal to the quotient of (a) the Fair Value of properties or assets (including cash) theretofore attributed as provided by subsection 2.6.1 to the Communications Group that are contributed to the Media Group in consideration of an increase in the Number of Shares Issuable with Respect to the Intergroup Interest, divided by (b) the Market Value of one share of Media Stock as of the date of such contribution and (3) the number of shares of Media Stock into or for which Convertible Securities are deemed converted, exchanged or exercised pursuant to the penultimate sentence of the definition of "Communications Group" in subsection 2.6.1.

    2.6.20. OUTSTANDING MEDIA FRACTION, as of any date, means the fraction (which may simplify to 1/1) the numerator of which shall be the number of shares of Media Stock outstanding on such date and the denominator of which shall be the sum of the number of shares of Media Stock outstanding on such date and the Number of Shares Issuable with Respect to the Intergroup Interest on such date. A statement setting forth the Outstanding Media Fraction as of the record date for the payment of any dividend or distribution on any class of Common Stock and as of the end of each fiscal quarter of the Corporation shall be filed by the Secretary of the Corporation in the records of the actions of the Board of Directors not later than ten days after such date.

    2.6.21. PUBLICLY TRADED with respect to any security shall mean (i) registered under Section 12 of the Securities Exchange Act of 1934, as amended (or any successor provision of law), and (ii) listed for trading on the New York Stock Exchange or the American Stock Exchange (or any national securities exchange registered under Section 7 of the Securities Exchange Act of 1934, as amended (or any successor provision of law), that is the successor to either such exchange) or quoted in the National Association of Securities Dealers Automation Quotation System (or any successor system).

    2.6.22.    REDEMPTION  DATE   shall  mean the  date  fixed by  the  Board of
Directors as the effective date for a redemption of shares of any class of Common Stock, as set forth in a notice to holders thereof required pursuant to paragraph (C), (D) or (F) of subsection 2.4.5.

    2.6.23. RELATED BUSINESS TRANSACTION means any Disposition of all or substantially all the properties and assets attributed to a Group in a transaction or series of related transactions that result in the Corporation receiving in consideration of such properties and assets primarily equity securities (including, without limitation, capital stock, debt securities convertible into or exchangeable for equity securities or interests in a general or limited partnership or limited liability company, without regard to the voting power or other management or governance rights associated therewith) of
(1) any entity which (i) acquires such properties or assets or succeeds (by merger, formation of a joint venture or otherwise) to the business conducted with such properties or assets or controls such acquiror or successor and (ii) is primarily engaged or proposes to engage primarily in one or more businesses similar or complementary to the businesses conducted by such Group prior to such Disposition, as determined by the Board of Directors.

    2.6.24. TRADING DAY shall mean each weekday other than any day on which the relevant class of common stock of the Corporation is not traded on any national securities exchange or quoted in the NASDAQ National Market or in the over-the-counter market.

    SECTION 3. PREFERRED STOCK. The Preferred Stock may be issued from time to time in one or more series. Except as provided by subsection 3.1 with respect to the Series A Preferred Stock (as hereinafter defined), by subsection 3.2 with respect to the Series B Preferred Stock (as hereinafter defined) and by subsection 3.3 with respect to the Series C Preferred Stock (as hereinafter defined), the Board of Directors is authorized, by resolution adopted and filed in accordance with law, to fix the number of shares in each series, the designation thereof, the voting powers, preferences and relative, participating, optional or other special rights thereof, and the qualifications or restrictions thereon, of each series and the variations in such voting powers and preferences and rights as between series. Any shares of any class or series of Preferred Stock purchased, exchanged, converted or otherwise acquired by the Corporation in any manner whatsoever shall be retired and cancelled promptly after the acquisition thereof. All such shares shall upon their cancellation become authorized but unissued shares of Preferred Stock, without designation as to series, and may be reissued as part of any series of Preferred Stock created by resolution or resolutions of the Board of Directors, subject to the conditions and restrictions on issuance set forth in this certificate of incorporation or in such resolution or resolutions.

    3.1. SERIES A JUNIOR PARTICIPATING CUMULATIVE PREFERRED STOCK. There is hereby created a series of Preferred Stock, designated Series A Junior Participating Cumulative Preferred Stock, par value $1.00 per share (the "Series A Preferred Stock"), of 10,000,000 shares having the following voting powers, preferences and rights, and qualifications and restrictions thereon provided by this subsection 3.1:

    3.1.1.  DIVIDENDS AND DISTRIBUTIONS.

    (A) The holders of shares of Series A Preferred Stock, in preference to the holders of shares of Communications Stock and Media Stock and any other junior stock of the Corporation that may be outstanding, shall be entitled to receive, when, as and if declared by the Board of Directors out of funds legally available for the purpose, quarterly dividends payable in cash on the tenth day of January, April, July and October in each year (each such date being referred to in this subsection 3.1 as a "Quarterly Dividend Payment Date"), commencing on the first Quarterly Dividend Payment Date after the first issuance of a share or fraction of a share of Series A Preferred Stock, in an amount per share (rounded to the nearest cent) equal to the greater of (i) $25 per share ($100 per annum), or (ii) subject to the provision for adjustment hereinafter set forth in this paragraph (A), the product of the Communications Number (as hereinafter defined) multiplied by the aggregate per share amount of all cash dividends and all non-cash dividends or other distributions, other than a dividend payable in shares of Communications Stock or a subdivision of the outstanding shares of Communications Stock (by reclassification or otherwise), declared on the Communications Stock since the immediately preceding Quarterly Dividend Payment Date or, with respect to the first Quarterly Dividend Payment Date, since the first issuance of any share or fraction of a share of Series A Preferred Stock.

For purposes of this subsection 3.1, the Communications Number shall initially be 56. In the event that the Corporation shall at any time declare or pay any dividend on Communications Stock payable in shares of Communications Stock or effect a subdivision or combination or consolidation of the outstanding shares of Communications Stock (by reclassification or otherwise) into a greater or lesser number of shares of Communications Stock, then, and in each such event, the Communications Number shall be adjusted by multiplying such number by the fraction, the numerator of which is the number of shares of Communications Stock outstanding immediately after such event and the denominator of which is the number of shares of Communications Stock that were outstanding immediately prior to such event.

    (B) The Corporation shall declare a dividend or distribution on the Series A Preferred Stock as provided in paragraph (A) of this subsection 3.1.1. immediately after it declares a dividend or distribution on the Communications Stock (other than a dividend payable in shares of Communications Stock); PROVIDED, HOWEVER, that, in the event no dividend or distribution shall have been declared on the Communications Stock during the period between any Quarterly Dividend Payment Date and the next subsequent Quarterly Dividend Payment Date, a dividend of $25 per share ($100 per annum) on the Series A Preferred Stock shall nevertheless be payable on such subsequent Quarterly Dividend Payment Date.

    (C) Dividends shall begin to accrue and be cumulative on outstanding shares of Series A Preferred Stock from the Quarterly Dividend Payment Date next preceding the date of issue of such shares of Series A Preferred Stock, unless
(i) the date of issue of such shares is prior to the record date for the first Quarterly Dividend Payment Date, in which case dividends on such shares shall begin to accrue from the date of issue of such shares, or (ii) the date of issue of such shares is after the record date for the determination of holders of shares of Series A Preferred Stock entitled to receive a quarterly dividend and on or prior to the next succeeding Quarterly Dividend Payment Date, in which case such dividends shall begin to accrue and be cumulative from such Quarterly Dividend Payment Date. Accrued but unpaid dividends shall cumulate but shall not bear interest. Dividends paid on the shares of Series A Preferred Stock in an amount less than the total amount of such dividends at the time accrued and payable on such shares shall be allocated pro rata on a share-by-share basis among all such shares at the time outstanding. The Board of Directors may fix a record date for the determination of holders of shares of Series A Preferred Stock entitled to receive payment of a dividend or distribution declared thereon, which record date shall be not more than 60 days prior to the date fixed for the payment thereof.

    3.1.2.  VOTING RIGHTS.   The holders of shares  of Series A Preferred  Stock
shall have the following voting rights:

    (A) Each holder of Series A Preferred Stock shall be entitled to a number of votes equal to the product of (i) the Communications Number then in effect for each share of Series A Preferred Stock held of record on each matter on which holders of Communications Stock are entitled to vote multiplied by (ii) the maximum number of votes per share of Communications Stock at such time with respect to such matter.

    (B) Except as otherwise provided in the certificate of incorporation of the Corporation or by law, the holders of shares of Series A Preferred Stock and the holders of shares of Communications Stock and Media Stock shall vote together as one class on all matters submitted to a vote of stockholders of the Corporation.

    (C) In addition, the holders of shares of Series A Preferred Stock shall have the following special voting rights: In the event that at any time dividends on Series A Preferred Stock, whenever accrued and whether or not consecutive, shall not have been paid, or declared and a sum sufficient for the payment thereof set aside, in an amount equivalent to six quarterly dividends on all shares of Series A Preferred Stock at the time outstanding, then, and in each such event, the holders of shares of Series A Preferred Stock and each other class or series of stock now or hereafter issued that shall be accorded such class voting right (including, without limitation, the Series B Junior Participating Cumulative Preferred Stock of the Corporation) (each such other class or series being hereinafter referred to in this subsection 3.1 as an "Other Series of Preferred Stock"), voting together as a separate class, shall be entitled to elect three directors at the next annual meeting of stockholders of the Corporation, in addition to the directors to be elected by the holders of all shares of the Corporation entitled to vote for the election of directors, and the holders of all shares (including the Series A Preferred Stock) otherwise entitled to vote for directors, voting separately as a class, shall be entitled to elect the remaining members of the Board of Directors, provided that the Series A Preferred Stock, voting as a separate class together with each Other Series of Preferred Stock, shall not have the right to elect more than three directors. Such special voting right of the holders of shares of Series A Preferred Stock may be exercised until all dividends in default on the Series A Preferred Stock shall have been paid in full, or declared and funds sufficient therefor set aside, and, when so paid or provided for, such special voting right of the holders of shares of Series A Preferred Stock shall cease, but subject always to the same provisions for the vesting of such special voting rights in the event of any future dividend default or defaults giving rise to such special voting rights. At any time after such special voting rights shall have so vested in the holders of shares of Series A Preferred Stock, the Secretary of the Corporation may, and upon the written request of the holders of record of 10% or more in number of shares of Series A Preferred Stock and each Other Series of Preferred Stock then outstanding addressed to the Secretary at the principal executive office of the Corporation shall, call a special meeting of the holders of shares of Preferred Stock so entitled to vote, for the election of the directors to be elected by them as provided by this paragraph (C), to be held within 60 days after such call and at the place and upon the notice provided by law and in the Bylaws for the holding of meetings of stockholders; PROVIDED, HOWEVER, that, the Secretary shall not be required to call such special meeting in the case of any such request received less than 90 days before the date fixed for any annual meeting of stockholders, in which case the holders of shares of Preferred Stock so entitled to vote shall be entitled to exercise the special voting rights provided in this paragraph at such annual meeting. If any such special meeting required to be called as provided in this paragraph (C) shall not be called by the Secretary within 30 days after receipt of any such request, then the holders of record of 10% or more in number of shares of Series A Preferred Stock and each Other Series of Preferred Stock then outstanding may designate in writing one of their number to call such meeting, and the person so designated may, at the expense of the Corporation, call such meeting to be held at the place and upon the notice given by such person, and for that purpose shall have access to the stock books of the Corporation, but no such special meeting and no adjournment thereof shall be held on a date later than 60 days before the annual meeting of stockholders. If, at any meeting so called or at any annual meeting held while the holders of shares of Series A Preferred Stock have the special voting rights provided for in this paragraph (C), the holders of not less than 40% of the shares of Series A Preferred Stock and each Other Series of Preferred Stock then outstanding are present in person or by proxy, which percentage shall be sufficient to constitute a quorum for the selection of additional directors as provided by this paragraph (C), the then authorized number of directors of the Corporation shall be increased by three, as of the time of such special meeting or the time of the first such annual meeting held while such holders have special voting rights and such quorum is present, and the holders of shares of Series A Preferred Stock and each Other Series of Preferred Stock, voting together as a separate class, shall be entitled to elect the additional directors so provided for. If the directors of the Corporation are then divided into classes under provisions of the certificate of incorporation or the Bylaws of the Corporation, the three additional directors shall be divided among the classes of directors, insofar as practicable, so that an additional director is added to each such class. If the foregoing expansion of the size of the Board of Directors shall not be valid under applicable law, then the holders of shares of Series A Preferred Stock and of each Other Series of Preferred Stock, voting together as a separate class, shall be entitled, at the meeting of stockholders at which they would otherwise have voted, to elect directors to fill any then existing vacancies on the Board of Directors, and shall additionally be entitled, at such meeting and each subsequent meeting of stockholders at which directors are elected, to elect all of the directors then being elected until by such vote three members of the Board of Directors have been so elected. Upon the election at such meeting by the holders of shares of Series A Preferred Stock and each Other Series of Preferred Stock, voting together as a separate class, of the directors they are entitled so to elect, the persons so elected, together with such persons as may be directors or as may have been elected as directors by the holders of all shares (including Series A Preferred Stock) otherwise entitled to vote for directors, shall constitute the duly elected directors of the Corporation. The additional directors so elected by holders of shares of Series A Preferred Stock and each Other Series of Preferred Stock, voting together as a separate class, shall serve until the next annual meeting and until their respective successors shall be elected and qualified or, if any such director is a member of a class of directors under provisions dividing the directors into classes, each such director shall serve until the annual meeting at which the term of office of such director's class shall expire and until such director's successor shall be elected and shall qualify, and at each subsequent meeting of stockholders at which the directorship of any director elected by the vote of holders of shares of Series A Preferred Stock and each Other Series of Preferred Stock under the special voting rights set forth in this paragraph is up for election, said special voting rights shall apply in the reelection of such director or in the election of such director's successor; PROVIDED, HOWEVER, that, whenever the holders of shares of Series A Preferred Stock and each Other Series of Preferred Stock shall be divested of the special rights to elect three directors provided by this paragraph (C), the terms of office of all persons elected as directors by the holders of shares of Series A Preferred Stock and each Other Series of Preferred Stock, voting together as a separate class, or elected to fill any vacancies resulting from the death, resignation, or removal of directors so elected by the holders of shares of Series A Preferred Stock and each Other Series of Preferred Stock shall forthwith terminate (and, if applicable, the number of directors shall be reduced accordingly). If, at any time after a special meeting of stockholders or an annual meeting of stockholders at which the holders of shares of Series A Preferred Stock and each Other Series of Preferred Stock, voting together as a separate class, have elected directors as provided by this paragraph (C), and while the holders of shares of Series A Preferred Stock and each Other Series of Preferred Stock shall be entitled so to elect three directors, the number of directors who have been elected by the holders of shares of Series A Preferred Stock and each Other Series of Preferred Stock (or who by reason of one or more resignations, deaths or removals have succeeded any directors so elected) shall by reason of resignation, death or removal be less than three but at least one, the vacancy in the Board of Directors so created may be filled by the remaining director elected by such holders, and in the event that such election shall not occur within 30 days after such vacancy arises, or in the event that there shall not be incumbent at least one director so elected by such holders, the Secretary of the Corporation may, and upon the written request of the holders of record of 10% or more in number of the shares of Series A Preferred Stock and each Other Series of Preferred Stock then outstanding addressed to the Secretary at the principal office of the Corporation shall, call a special meeting of the holders of shares of Series A Preferred Stock and each Other Series of Preferred Stock so entitled to vote, for an election to fill such vacancy or vacancies, to be held within 60 days after such call and at the place and upon the notice provided by law and in the Bylaws for the holding of meetings of stockholders; PROVIDED, HOWEVER, that, the Secretary shall not be required to call such special meeting in the case of any such request received less than 90 days before the date fixed for any annual meeting of stockholders, in which case the holders of shares of Preferred Stock so entitled to vote shall be entitled to fill such vacancy or vacancies at such annual meeting. If any such special meeting required to be called as provided by this paragraph (C) shall not be called by the Secretary within 30 days after receipt of any such request, then the holders of record of 10% or more in number of the shares of Series A Preferred Stock and each Other Series of Preferred Stock then outstanding may designate in writing one of their number to call such meeting, and the person so designated may, at the expense of the Corporation, call such meeting to be held at the place and upon the notice above provided, and for that purpose shall have access to the stock books of the Corporation, but no such special meeting and no adjournment thereof shall be held on a date later than 60 days before the annual meeting of stockholders.

    (D) Nothing contained in this subsection 3.1 shall prevent the Board of Directors or stockholders from taking any action to increase the number of authorized shares of Series A Preferred Stock, or increasing the number of authorized shares of Preferred Stock of the same class as the Series A Preferred Stock or the number of authorized shares of Communications Stock or Media Stock, or changing the par value of the Communications Stock, Media Stock or Preferred Stock, or issuing options, warrants or rights to any class of stock of the Corporation, as may be authorized by the certificate of incorporation of the Corporation.

    (E) Except as set forth herein, holders of shares of Series A Preferred Stock shall have no special voting rights and their consent shall not be required (except to the extent they are entitled to vote as set forth in the certificate of incorporation of the Corporation or by law) for the taking of any corporate action.

    3.1.3.  CERTAIN RESTRICTIONS.

    (A) Whenever any dividends or other distributions payable on the Series A Preferred Stock as provided in subsection 3.1.1 hereof are in arrears, thereafter and until all accrued and unpaid dividends and distributions, whether or not declared, on shares of Series A Preferred Stock outstanding shall have been paid in full, the Corporation shall not, and shall cause its subsidiaries not to, directly or indirectly:

        (1) declare or pay dividends on, or make any other distributions with respect to, any shares of stock ranking junior (either as to dividends or to distributions upon liquidation or dissolution and winding-up of the Corporation) to the Series A Preferred Stock;

        (2) declare or pay dividends on, or make any other distributions with respect to, any shares of stock ranking on a parity (either as to dividends or to distributions upon liquidation or dissolution and winding-up of the Corporation) with the Series A Preferred Stock, except dividends paid ratably on shares of the Series A Preferred Stock and all such parity stock on which dividends are payable or in arrears, in proportion to the total amounts of such dividends to which the holders of all such shares are then entitled;

        (3) redeem or purchase or otherwise acquire for consideration shares of any stock ranking junior (either as to dividends or to distributions upon liquidation or dissolution and winding-up of the Corporation) with the Series A Preferred Stock, provided that the Corporation may at any time redeem, purchase or otherwise acquire shares of any such junior stock in exchange for shares of any stock of the Corporation ranking junior (either as to dividends or to distributions upon dissolution or liquidation and winding-up of the Corporation) to the Series A Preferred Stock; or

        (4) purchase or otherwise acquire for consideration any shares of Series A Preferred Stock, or any shares of stock ranking on a parity with the Series A Preferred Stock, except in accordance with a purchase offer made in writing or by publication (as determined by the Board of Directors) to all holders of such shares upon such terms as the Board of Directors, after consideration of the respective annual dividend rates and other relative rights and preferences of the respective series and classes, shall determine in good faith will result in fair and equitable treatment among the respective series or classes.

    (B) The Corporation shall not permit any subsidiary of the Corporation to purchase or otherwise acquire for consideration any shares of stock of the Corporation unless the Corporation could, under paragraph (A) of this subsection 3.1.3, purchase or otherwise acquire such shares at such time and in such manner.

    3.1.4. REACQUIRED SHARES. Any shares of Series A Preferred Stock purchased or otherwise acquired by the Corporation in any manner whatsoever shall be retired and cancelled promptly after the acquisition thereof. All such shares shall, upon their cancellation, become authorized but unissued shares of Preferred Stock, without designation as to series, and may be reissued as part of any series of Preferred Stock created by resolution or resolutions of the Board of Directors (including additional shares of Series A Preferred Stock), subject to the conditions and restrictions on issuance set forth in the certificate of incorporation of the Corporation.

    3.1.5. LIQUIDATION OR DISSOLUTION AND WINDING-UP. Upon any liquidation or dissolution and winding-up of the Corporation, no distribution shall be made to:

    (A) the holders of shares of stock ranking junior (either as to dividends or to distributions upon liquidation or dissolution and winding-up of the Corporation) to the Series A Preferred Stock unless, prior thereto, the holders of shares of Series A Preferred Stock shall have received the greater of (i) $100 per share ($1.00 per one-hundredth of a share), plus an amount equal to all accrued and unpaid dividends and distributions thereon, whether or not declared, to the date of such payment, or (ii) an aggregate amount per share, subject to the provision for adjustment set forth in paragraph (A) of subsection 3.1.1, equal to the product of (i) the Communications Number then in effect multiplied by (ii) the aggregate amount to be distributed in connection with such liquidation or dissolution and winding-up per share to holders of shares of Communications Stock; or

    (B) the holders of shares of stock ranking on a parity (either as to dividends or upon liquidation or dissolution and winding-up of the Corporation) with the Series A Preferred Stock, except distributions made ratably on the Series A Preferred Stock and all such other parity stock in proportion to the total amounts to which the holders of all such shares are entitled upon such liquidation or dissolution and winding-up.

    3.1.6. CONSOLIDATION, MERGER, ETC. In the event that the Corporation shall enter into any consolidation, merger, combination or other transaction in which the shares of Communications Stock are exchanged for or changed into other stock or securities, cash and/or any other property, or otherwise changed, then, and in each such event, the shares of Series A Preferred Stock shall at the same time be similarly exchanged for an amount per share (subject to the provision for adjustment set forth in paragraph (A) of subsection 3.1.1) equal to the product of (i) the Communications Number then in effect multiplied by (ii) the aggregate amount of stock, securities, cash or any other property (payable in kind), as the case may be, into which or for which each share of Communications Stock is changed or exchanged.

    3.1.7. NO REDEMPTION. The shares of Series A Preferred Stock shall not be redeemable. Notwithstanding the foregoing, the Corporation may acquire shares of Series A Preferred Stock in any other manner permitted by law or the certificate of incorporation of the Corporation.

    3.1.8. RANK. Unless otherwise provided in the certificate of incorporation of the Corporation or a Certificate of Designations relating to a series of preferred stock of the Corporation established after the issuance of any shares of Series A Preferred Stock or any right, warrant, or option providing for the issuance thereof, the Series A Preferred Stock shall rank, as to the payment of dividends and the distribution of assets on liquidation or dissolution and winding-up of the Corporation, pari passu to the Series B Junior Participating
Cumulative Preferred Stock, par value $1.00 per share, and the Series C Cumulative Redeemable Preferred Stock, par value $1.00 per share, of the Corporation, junior to all other series of the Corporation's Preferred Stock and senior to the Communications Stock and Media Stock.

    3.1.9. AMENDMENT. The certificate of incorporation of the Corporation shall not be amended in any manner that would materially and adversely alter or change the powers, preferences or special rights of the Series A Preferred Stock without the affirmative vote of the holders of at least two-thirds of the outstanding shares of Series A Preferred Stock, voting together as a single series.

    3.1.10. FRACTIONAL SHARES. Series A Preferred Stock may be issued in fractions of a share (in one one-hundredths (1/100) of a share and integral multiples thereof) that shall entitle the holder thereof, in proportion to such holder's fractional shares, to exercise voting rights, receive dividends, participate in distributions and have the benefit of all other rights of holders of shares of Series A Preferred Stock.

    3.2. SERIES B JUNIOR PARTICIPATING CUMULATIVE PREFERRED STOCK. There is hereby created a series of Preferred Stock, designated Series B Junior Participating Cumulative Preferred Stock, par value $1.00 per share (the "Series B Preferred Stock"), of 10,000,000 shares having the following voting powers, preferences and rights, and qualifications and restrictions thereon provided by this subsection 3.2:

    3.2.1.  DIVIDENDS AND DISTRIBUTIONS.

    (A) The holders of shares of Series B Preferred Stock, in preference to the holders of shares of the Communications Stock, Media Stock and any other junior stock of the Corporation that may be outstanding, shall be entitled to receive, when, as and if declared by the Board of Directors out of funds legally available for the purpose, quarterly dividends payable in cash on the tenth day of January, April, July and October in each year (each such date being referred to in this subsection 3.2 as a "Quarterly Dividend Payment Date"), commencing on the first Quarterly Dividend Payment Date after the first issuance of a share or fraction of a share of Series B Preferred Stock, in an amount per share (rounded to the nearest cent) equal to the greater of (i) $25 per share ($100 per annum), or (ii) subject to the provision for adjustment hereinafter set forth in this paragraph (A), the product of the Media Number (as hereinafter defined) multiplied by the aggregate per share amount of all cash dividends and all non-cash dividends or other distributions, other than a dividend payable in shares of Media Stock or a subdivision of the outstanding shares of Media Stock (by reclassification or otherwise), declared on the Media Stock since the immediately preceding Quarterly Dividend Payment Date or, with respect to the first Quarterly Dividend Payment Date, since the first issuance of any share or fraction of a share of Series B Preferred Stock.

For purposes of this subsection 3.2, the Media Number shall initially be 44. In the event that the Corporation shall at any time declare or pay any dividend on Media Stock payable in shares of Media Stock or effect a subdivision or combination or consolidation of the outstanding shares of Media Stock (by reclassification or otherwise) into a greater or lesser number of shares of Media Stock, then, and in each such event the Media Number shall be adjusted by multiplying such number by the fraction, the numerator of which is the number of shares of Media Stock outstanding immediately after such event and the denominator of which is the number of shares of Media Stock that were outstanding immediately prior to such event.

    (B) The Corporation shall declare a dividend or distribution on the Series B Preferred Stock as provided in paragraph (A) of this subsection 3.2.1 immediately after it declares a dividend or distribution on the Media Stock (other than a dividend payable in shares of Media Stock); PROVIDED, HOWEVER, that, in the event no dividend or distribution shall have been declared on the Media Stock during the period between any Quarterly Dividend Payment Date and the next subsequent Quarterly Dividend Payment Date, a dividend of $25 per share ($100 per annum) on the Series B Preferred Stock shall nevertheless be payable on such subsequent Quarterly Dividend Payment Date.

    (C) Dividends shall begin to accrue and be cumulative on outstanding shares of Series B Preferred Stock from the Quarterly Dividend Payment Date next preceding the date of issue of such shares of Series B Preferred Stock, unless
(i) the date of issue of such shares is prior to the record date for the first Quarterly Dividend Payment Date, in which case dividends on such shares shall begin to accrue from the date of issue of such shares, or (ii) the date of issue of such shares is after the record date for the determination of holders of shares of Series B Preferred Stock entitled to receive a quarterly dividend and on or prior to the next succeeding Quarterly Dividend Payment Date, in which case such dividends shall begin to accrue and be cumulative from such Quarterly Dividend Payment Date. Accrued but unpaid dividends shall cumulate but shall not bear interest. Dividends paid on the shares of Series B Preferred Stock in an amount less than the total amount of such dividends at the time accrued and payable on such shares shall be allocated pro rata on a share-by-share basis among all such shares at the time outstanding. The Board of Directors may fix a record date for the determination of holders of shares of Series B Preferred Stock entitled to receive payment of a dividend or distribution declared thereon, which record date shall be not more than 60 days prior to the date fixed for the payment thereof.

    3.2.2.  VOTING RIGHTS.   The holders of shares  of Series B Preferred  Stock
shall have the following voting rights:

    (A) Each holder of Series B Preferred Stock shall be entitled to a number of votes equal to the product of (i) the Media Number then in effect for each share of Series B Preferred Stock held of record on each matter on which holders of Media Stock are entitled to vote multiplied by (ii) the maximum number of votes per share of Media Stock at such time with respect to such matter.

    (B) Except as otherwise provided in the certificate of incorporation of the Corporation or by law, the holders of shares of Series B Preferred Stock and the holders of shares of Communications Stock and Media Stock shall vote together as one class on all matters submitted to a vote of stockholders of the Corporation.

    (C) In addition,  the holders of  shares of Series  B Preferred Stock  shall have the following special voting rights: In the event that at any time dividends on Series B Preferred Stock, whenever accrued and whether or not consecutive, shall not have been paid, or declared and a sum sufficient for the payment thereof set aside, in an amount equivalent to six quarterly dividends on all shares of Series B Preferred Stock at the time outstanding, then, and in each such event, the holders of shares of Series B Preferred Stock and each other series of stock now or hereafter issued that shall be accorded such class voting right (including, without limitation, the Series A Junior Participating Cumulative Preferred Stock of the Corporation) (each such other class or series being hereinafter referred to in this subsection 3.2 as an "Other Series of Preferred Stock"), voting together as a separate class, shall be entitled to elect three directors at the next annual meeting of stockholders of the Corporation, in addition to the directors to be elected by the holders of all shares of the Corporation entitled to vote for the election of directors, and the holders of all shares (including the Series B Preferred Stock) otherwise entitled to vote for directors, voting separately as a class, shall be entitled to elect the remaining members of the Board of Directors, provided that the Series B Preferred Stock, voting as a class together with each Other Series of Preferred Stock, shall not have the right to elect more than three directors. Such special voting right of the holders of shares of Series B Preferred Stock may be exercised until all dividends in default on the Series B Preferred Stock shall have been paid in full, or declared and funds sufficient therefor set aside, and,when so paid or provided for, such special voting right of the holders of shares of Series B Preferred Stock shall cease, but subject always to the same provisions for the vesting of such special voting rights in the event of any future dividend default or defaults giving rise to such special voting rights. At any time after such special voting rights shall have so vested in the holders of shares of Series B Preferred Stock, the Secretary of the Corporation may, and upon the written request of the holders of record of 10% or more in number of shares of Series B Preferred Stock and each Other Series of Preferred Stock then outstanding addressed to the Secretary at the principal executive office of the Corporation shall, call a special meeting of the holders of shares of Preferred Stock so entitled to vote, for the election of the directors to be elected by them as provided by this paragraph (C), to be held within 60 days after such call and at the place and upon the notice provided by law and in the Bylaws for the holding of meetings of stockholders; PROVIDED, HOWEVER, that, the Secretary shall not be required to call such special meeting in the case of any such request received less than 90 days before the date fixed for any annual meeting of stockholders, in which case the holders of shares of Preferred Stock so entitled to vote shall be entitled to exercise the special voting rights provided in this paragraph at such annual meeting. If any such special meeting required to be called as provided in this paragraph (C) shall not be called by the Secretary within 30 days after receipt of any such request, then the holders of record of 10% or more in number of shares of Series B Preferred Stock and each Other Series of Preferred Stock then outstanding may designate in writing one of their number to call such meeting, and the person so designated may, at the expense of the Corporation, call such meeting to be held at the place and upon the notice given by such person, and for that purpose shall have access to the stock books of the Corporation, but no such special meeting and no adjournment thereof shall be held on a date later than 60 days before the annual meeting of stockholders. If, at any meeting so called or at any annual meeting held while the holders of shares of Series B Preferred Stock have the special voting rights provided for in this paragraph (C), the holders of not less than 40% of the shares of Series B Preferred Stock and each Other Series of Preferred Stock then outstanding are present in person or by proxy, which percentage shall be sufficient to constitute a quorum for the selection of additional directors as provided in this paragraph (C), the then authorized number of directors of the Corporation shall be increased by three, as of the time of such special meeting or the time of the first such annual meeting held while such holders have special voting rights and such quorum is present, and the holders of shares of Series B Preferred Stock and each Other Series of Preferred Stock, voting together as a separate class, shall be entitled to elect the additional directors so provided for. If the directors of the Corporation are then divided into classes under provisions of the certificate of incorporation or the Bylaws of the Corporation, the three additional directors shall be divided among the classes of directors, insofar as practicable, so that an additional director is added to each such class. If the foregoing expansion of the size of the Board of Directors shall not be valid under applicable law, then the holders of shares of Series B Preferred Stock and of each Other Series of Preferred Stock, voting together as a separate class, shall be entitled, at the meeting of stockholders at which they would otherwise have voted, to elect directors to fill any then existing vacancies on the Board of Directors, and shall additionally be entitled, at such meeting and each subsequent meeting of stockholders at which directors are elected, to elect all of the directors then being elected until by such vote three members of the Board of Directors have been so elected. Upon the election at such meeting by the holders of shares of Series B Preferred Stock and each Other Series of Preferred Stock, voting together as a separate class, of the directors they are entitled so to elect, the persons so elected, together with such persons as may be directors or as may have been elected as directors by the holders of all shares (including Series B Preferred Stock) otherwise entitled to vote for directors, shall constitute the duly elected directors of the Corporation. The additional directors so elected by holders of shares of Series B Preferred Stock and each Other Series of Preferred Stock, voting together as a separate class, shall serve until the next annual meeting and until their respective successors shall be elected and qualified or, if any such director is a member of a class of directors under provisions dividing the directors into classes, each such director shall serve until the annual meeting at which the term of office of such director's class shall expire and until such director's successor shall be elected and shall qualify, and at each subsequent meeting of stockholders at which the directorship of any director elected by the vote of holders of shares of Series B Preferred Stock and each Other Series of Preferred Stock under the special voting rights set forth in this paragraph is up for election, said special voting rights shall apply in the reelection of such director or in the election of such director's successor; PROVIDED, HOWEVER, that, whenever the holders of shares of Series B Preferred Stock and each Other Series of Preferred Stock shall be divested of the special rights to elect three directors provided by this paragraph (C), the terms of office of all persons elected as directors by the holders of shares of Series B Preferred Stock and each Other Series of Preferred Stock, voting together as a separate class, or elected to fill any vacancies resulting from the death, resignation, or removal of directors so elected by the holders of shares of Series B Preferred Stock and each Other Series of Preferred Stock shall forthwith terminate (and, if applicable, the number of directors shall be reduced accordingly). If, at any time after a special meeting of stockholders or an annual meeting of stockholders at which the holders of shares of Series B Preferred Stock and each Other Series of Preferred Stock, voting together as a separate class, have elected directors as provided by this paragraph (C), and while the holders of shares of Series B Preferred Stock and each

Other Series of Preferred Stock shall be entitled so to elect three directors, the number of directors who have been elected by the holders of shares of Series B Preferred Stock and each Other Series of Preferred Stock (or who by reason of one or more resignations, deaths or removals have succeeded any directors so elected) shall by reason of resignation, death or removal be less than three but at least one, the vacancy in the Board of Directors so created may be filled by the remaining director elected by such holders, and in the event that such election shall not occur within 30 days after such vacancy arises, or in the event that there shall not be at least one incumbent director so elected by such holders, the Secretary of the Corporation may, and upon the written request of the holders of record of 10% or more in number of the shares of Series B Preferred Stock and each Other Series of Preferred Stock then outstanding addressed to the Secretary at the principal office of the Corporation shall, call a special meeting of the holders of shares of Series B Preferred Stock and each Other Series of Preferred Stock so entitled to vote, for an election to fill such vacancy or vacancies, to be held within 60 days after such call and at the place and upon the notice provided by law and in the Bylaws for the holding of meetings of stockholders; PROVIDED, HOWEVER, that, the Secretary shall not be required to call such special meeting in the case of any such request received less than 90 days before the date fixed for any annual meeting of stockholders, in which case the holders of shares of Preferred Stock so entitled to vote shall be entitled to fill such vacancy or vacancies at such annual meeting. If any such special meeting required to be called as provided by this paragraph (C) shall not be called by the Secretary within 30 days after receipt of any such request, then the holders of record of 10% or more in number of the shares of Series B Preferred Stock and each Other Series of Preferred Stock then outstanding may designate in writing one of their number to call such meeting, and the person so designated may, at the expense of the Corporation, call such meeting to be held at the place and upon the notice above provided, and for that purpose shall have access to the stock books of the Corporation, but no such special meeting and no adjournment thereof shall be held on a date later than 60 days before the annual meeting of stockholders.

    (D) Nothing contained in this subsection 3.2 shall prevent the Board of Directors or stockholders from taking any action to increase the number of authorized shares of Series B Preferred Stock, or increasing the number of authorized shares of Preferred Stock of the same class as the Series B Preferred Stock or the number of authorized shares of Communications Stock or Media Stock, or changing the par value of the Communications Stock, Media Stock or Preferred Stock, or issuing options, warrants or rights to any class of stock of the Corporation, as may be authorized by the certificate of incorporation of the Corporation.

    (E) Except as set forth herein, holders of shares of Series B Preferred Stock shall have no special voting rights and their consent shall not be required (except to the extent they are entitled to vote as set forth in the certificate of incorporation of the Corporation or by law) for the taking of any corporate action.

    3.2.3.  CERTAIN RESTRICTIONS.

    (A) Whenever any dividends or other distributions payable on the Series B Preferred Stock as provided in subsection 3.2.1 hereof are in arrears, thereafter and until all accrued and unpaid dividends and distributions, whether or not declared, on shares of Series B Preferred Stock outstanding shall have been paid in full, the Corporation shall not, and shall cause its subsidiaries not to, directly or indirectly:

        (1) declare or pay dividends on, or make any other distributions with respect to, any shares of stock ranking junior (either as to dividends or to distributions upon liquidation or dissolution and winding-up of the Corporation) to the Series B Preferred Stock;

        (2) declare or pay dividends on, or make any other distributions with respect to, any shares of stock ranking on a parity (either as to dividends or to distributions upon liquidation or dissolution and winding-up of the Corporation) with the Series B Preferred Stock, except dividends paid ratably on shares of the Series B Preferred Stock and all such parity stock on which dividends are payable or in arrears, in proportion to the total amounts of such dividends to which the holders of all such shares are then entitled;

        (3) redeem or purchase or otherwise acquire for consideration shares of any stock ranking junior (either as to dividends or to distributions upon liquidation or dissolution and winding-up of the Corporation) with the Series B Preferred Stock, provided that the Corporation may at any time redeem, purchase or otherwise acquire shares of any such junior stock in exchange for shares of any stock of the Corporation ranking junior (either as to dividends or to distributions upon dissolution or liquidation and winding-up) to the Series B Preferred Stock; or

        (4) purchase or otherwise acquire for consideration any shares of Series B Preferred Stock, or any shares of stock ranking on a parity with the Series B Preferred Stock, except in accordance with a purchase offer made in writing or by publication (as determined by the Board of Directors) to all holders of such shares upon such terms as the Board of Directors, after consideration of the respective annual dividend rates and other relative rights and preferences of the respective series and classes, shall determine in good faith will result in fair and equitable treatment among the respective series or classes.

    (B) The Corporation shall not permit any subsidiary of the Corporation to purchase or otherwise acquire for consideration any shares of stock of the Corporation unless the Corporation could, under paragraph (A) of this subsection 3.2.3, purchase or otherwise acquire such shares at such time and in such manner.

    3.2.4. REACQUIRED SHARES. Any shares of Series B Preferred Stock purchased or otherwise acquired by the Corporation in any manner whatsoever shall be retired and cancelled promptly after the acquisition thereof. All such shares shall, upon their cancellation, become authorized but unissued shares of Preferred Stock,without designation as to series, and may be reissued as part of any series of Preferred Stock created by resolution or resolutions of the Board of Directors (including additional shares of Series B Preferred Stock), subject to the conditions and restrictions on issuance set forth in the certificate of incorporation of the Corporation.

    3.2.5. LIQUIDATION OR DISSOLUTION AND WINDING-UP. Upon any liquidation or dissolution and winding-up of the Corporation, no distribution shall be made to:

    (A) the holders of shares of stock ranking junior (either as to dividends or to distributions upon liquidation or dissolution and winding-up of the Corporation) to the Series B Preferred Stock unless, prior thereto, the holders of shares of Series B Preferred Stock shall have received the greater of (i) $100 per share ($1.00 per one one-hundredth of a share), plus an amount equal to all accrued and unpaid dividends and distributions thereon, whether or not declared, to the date of such payment, or (ii) an aggregate amount per share, subject to the provision for adjustment set forth in paragraph (A) of subsection 3.2.1, equal to the product of (i) the Media Number then in effect multiplied by
(ii) the aggregate amount to be distributed in connection with such liquidation or distribution and winding-up per share to holders of shares of Media Stock; or

    (B) the holders of shares of stock ranking on a parity (either as to dividends or to distributions upon liquidation or dissolution and winding-up of the Corporation) with the Series B Preferred Stock, except distributions made ratably on the Series B Preferred Stock and all such other parity stock in proportion to the total amounts to which the holders of all such shares are entitled upon such liquidation or dissolution and winding-up.

    3.2.6. CONSOLIDATION, MERGER, ETC. In the event that the Corporation shall enter into any consolidation, merger, combination or other transaction in which the shares of Media Stock are exchanged for or changed into other stock or securities, cash and/or any other property, or otherwise changed, then, and in each such event, the shares of Series B Preferred Stock shall at the same time be similarly exchanged for an amount per share (subject to the provision for adjustment set forth in paragraph (A) of subsection 3.2.1) equal to the product of (i) the Media Number then in effect times (ii) the aggregate amount of stock, securities, cash or any other property (payable in kind), as the case may be, into which or for which each share of Media Stock is changed or exchanged.

    3.2.7. NO REDEMPTION. The shares of Series B Preferred Stock shall not be redeemable. Notwithstanding the foregoing, the Corporation may acquire shares of Series B Preferred Stock in any other manner permitted by law or the certificate of incorporation of the Corporation.

    3.2.8. RANK. Unless otherwise provided in the certificate of incorporation of the Corporation or a Certificate of Designations relating to a series of preferred stock of the Corporation established after the issuance of any shares of Series B Preferred Stock or any right, warrant or option providing for the issuance thereof, the Series B Preferred Stock shall rank, as to the payment of dividends and the distribution of assets on liquidation or dissolution and winding up of the Corporation, PARI PASSU to the Series A Junior Participating Cumulative Preferred Stock, par value $1.00 per share and the Series C
Cumulative Redeemable Preferred Stock, par value $1.00 per share, of the Corporation, junior to all other series of the Corporation's Preferred Stock, and senior to the Communications Stock and Media Stock.

    3.2.9. AMENDMENT. The certificate of incorporation of the Corporation shall not be amended in any manner that would materially and adversely alter or change the powers, preferences or special rights of the Series B Preferred Stock without the affirmative vote of the holders of at least two-thirds of the outstanding shares of Series B Preferred Stock, voting together as a single series.

    3.2.10. FRACTIONAL SHARES. Series B Preferred Stock may be issued in fractions of a share (in one one-hundredths (1/100) of a share and integral multiples thereof) that shall entitle the holder thereof, in proportion to such holder's fractional shares, to exercise voting rights, receive dividends, participate in distributions and have the benefit of all other rights of holders of shares of Series B Preferred Stock.

    3.3. SERIES C CUMULATIVE REDEEMABLE PREFERRED STOCK. There is hereby created a series of Preferred Stock designated as Series C Cumulative Redeemable Preferred Stock, par value $1.00 per share (the "Series C Preferred Stock"), of fifty thousand (50,000) shares having the following voting powers, preferences and rights, and qualifications and restrictions thereon:

    3.3.1.  DIVIDENDS.

    (A) The holders of shares of the Series C Preferred Stock shall be entitled to receive, when, as and if declared by the Board of Directors out of funds of the Corporation legally available therefor, cumulative cash dividends on the shares of the Series C Preferred Stock at the rate of $70.00 per annum per share, and no more, payable in equal quarterly installments on the first business day of November, February, May and August, in each year, commencing on the first business day of November, 1995. Such dividends shall accrue and be cumulative from the date of original issue of each share of the Series C Preferred Stock, whether or not declared and whether or not there shall be funds legally available for the payment thereof. Each such dividend shall be paid to the holders of record of the shares of the Series C Preferred Stock as they appear on the share register of the Corporation on such record date, not more than 30 days nor less than 10 days preceding the dividend payment date thereof, as shall be fixed by the Board of Directors or a duly authorized committee thereof. Dividends in arrears may be declared and paid at any time without reference to any regular dividend payment date.

    (B) If dividends are not paid in full, or declared in full and sums set apart for the full payment thereof, upon the shares of the Series C Preferred Stock and shares of any other preferred stock ranking on a parity as to dividends with the Series C Preferred Stock, all dividends declared upon shares of the Series C Preferred Stock and of any other preferred stock ranking on a parity as to dividends with the Series C Preferred Stock shall be paid or declared PRO RATA so that in all cases the amount of dividends paid or declared per share on the Series C Preferred Stock and on such other shares of preferred stock shall bear to each other the same ratio that accumulated dividends per share, including dividends accrued or dividends in arrears, if any, on the shares of the Series C Preferred Stock and such other shares of preferred stock bear to each other. Except as provided in the preceding sentence, unless full cumulative dividends on the shares of the Series C Preferred Stock have been paid or declared in full and sums set aside exclusively for the payment thereof, (i) no dividends (other than dividends in shares of the Communications Stock or Media Stock or in shares of any other capital stock of the Corporation ranking junior to the Series C Preferred Stock as to dividends) shall be paid or declared or set aside for payment or other distribution made upon the Communications Stock, the Media Stock or any other capital stock of the Corporation ranking junior to or on a parity with the Series C Preferred Stock as to dividends, (ii) nor shall any shares of the Communications Stock or Media Stock or shares of any other capital stock of the Corporation ranking junior to or on a parity with the Series C Preferred Stock as to dividends, or any warrants, rights, calls or options exercisable for or convertible into Communications Stock or Media Stock or any such capital stock, be redeemed, purchased or otherwise acquired for any consideration (or any payment made to or available for a sinking fund or any similar fund for the redemption of any such shares) by the Corporation or any, direct or indirect, subsidiary of the Corporation (except in the case of clause
(ii) by conversion into or exchange for shares of capital stock of the Corporation ranking junior to the Series C Preferred Stock as to dividends, or any warrants, rights, calls or options exercisable for or convertible into Communications Stock or Media Stock or any such capital stock). Holders of shares of the Series C Preferred Stock shall not be entitled to any dividends, whether payable in cash, property or shares of capital stock, in excess of full accrued and cumulative dividends as herein provided. No interest or sum of money in lieu of interest shall be payable in respect of any dividend payment or payments on the shares of the Series C Preferred Stock that may be in arrears.

    The terms "accrued dividends," "dividends accrued" and "dividends in arrears," whenever used herein with reference to shares of preferred stock shall be deemed to mean an amount that shall be equal to dividends thereon at the annual dividend rates per share for the respective series from the date or dates on which such dividends commence to accrue to the end of the then current quarterly dividend period for such preferred stock (or, in the case of redemption, to the date of redemption), less the amount of all dividends paid, or declared in full and sums set aside for the payment thereof, upon such shares of preferred stock.

    (C) Dividends payable on the shares of the Series C Preferred Stock for any period less than a full quarterly dividend period shall be computed on the basis of a 360-day year of twelve 30-day months and the actual number of days elapsed in the period for which payable.

    3.3.2.  REDEMPTION.

    (A) MANDATORY REDEMPTION. On September 2, 2004, to the extent (i) the Corporation shall have funds legally available therefor and (ii) the Corporation shall not have been rendered insolvent pursuant to the U.S. Bankruptcy Code, the Corporation shall redeem all remaining outstanding shares of Series C Preferred Stock, at a redemption price of $1,000.00 per share, together with accrued and unpaid dividends thereon to the redemption date, in cash without interest. If, for any reason, the Corporation shall fail to discharge its mandatory redemption obligations pursuant to this paragraph (A) of subsection 3.3.2, such mandatory redemption obligations shall be discharged as soon as the Corporation is able to discharge such obligations. If and so long as any mandatory redemption obligations with respect to the shares of Series C Preferred Stock shall not be fully discharged, (i) no dividends (other than dividends in shares of the Communications Stock or Media Stock) shall be paid or declared or set aside for payment or other distribution made upon the Communications Stock or Media Stock or any other capital stock of the Corporation ranking junior to or on a parity with the Series C Preferred Stock as to dividends, or any warrants, rights, calls or options exercisable for or convertible into Communications Stock or Media Stock or any such capital stock, (ii) nor shall any shares of the Communications Stock or Media Stock or shares of any other capital stock of the Corporation ranking junior to or on a parity with the Series C Preferred Stock as to dividends, or any warrants, rights, calls or options exercisable for or convertible into Communications Stock or Media Stock or any such capital stock, be redeemed, purchased or otherwise acquired for any consideration

(or any payment made to or available for a sinking or other similar fund for the redemption of any such shares) by the Corporation or any direct or indirect subsidiary of the Corporation (except, in the case of clause (ii), by conversion into or exchange for shares of capital stock of the Corporation ranking junior to the Series C Preferred Stock as to dividends).

    (B) OPTIONAL REDEMPTION BEGINNING SEPTEMBER 2, 1999. (i) Subject to subparagraph (B)(ii) of this subsection 3.3.2, the shares of the Series C Preferred Stock shall be redeemable at the option of the Corporation, in whole or from time to time in part, at any time on or after September 2, 1999, subject to the limitations set forth below, at the following redemption prices per share plus, in each case, all dividends accrued and unpaid on the shares of the Series C Preferred Stock up to the date fixed for redemption, upon giving notice as provided in paragraph (D) of this subsection 3.3.2:

IF REDEEMED DURING THE TWELVE-MONTH PERIOD BEGINNING SEPTEMBER 2,                     PRICE
---------------------------------------------------------------------------------  -----------
1999.............................................................................  $  1,035.00
2000.............................................................................  $  1,028.00
2001.............................................................................  $  1,021.00
2002.............................................................................  $  1,014.00
2003.............................................................................  $  1,007.00

    The excess amount of the price per share over $1,000 (other than accrued but unpaid dividends) is referred to herein as the "Redemption Premium".

        (ii) From and after the time of any exercise of any Ten-Year Options (as hereinafter defined), upon giving notice as provided in paragraph (D) of this subsection 3.3.2 below, the Corporation shall have the right to redeem, without the payment of the Redemption Premium thereon, a number of shares of Series C Preferred Stock equal to 50,000 multiplied by a fraction the numerator of which shall be the number of Ten-Year Options so exercised at such time and the denominator of which shall be the aggregate number of Ten-Year Options initially issued. The number of shares of Series C Preferred Stock which may be redeemed without the applicable Redemption Premium shall be cumulative with each such exercise of the Ten-Year Options but shall be reduced upon any redemption of Series C Preferred Stock without the payment of the Redemption Premium by the number of shares so redeemed. The adjustment to the Redemption Premium in this subparagraph (B)(ii) of subsection 3.3.2 shall take into account any Ten-Year Options exercised prior to the time the shares of Series C Preferred Stock are redeemed on the Redemption Date regardless of whether notice of the redemption of such shares was given prior to the exercise of such Ten-Year Options. "Ten-Year Options" means the 1,893,940 Options initially issued by U S WEST Capital Corporation ("USWCC") to FFC pursuant to the Securities Purchase Agreement dated April 10, 1994, among FFC, the Corporation, USWCC and Financial Security Assurance Holdings Ltd. and referred to in such agreement as the "Ten-Year Options".

    (C)  SPECIAL PROCEDURE  FOR PARTIAL  REDEMPTION.   If less  than all  of the
outstanding shares of the Series C Preferred Stock are to be redeemed, the shares to be redeemed shall be determined PRO RATA.

    (D) GENERAL PROCEDURES FOR REDEMPTION. At least 30 days but not more than 60 days prior to the date fixed for the redemption of shares of the Series C Preferred Stock, a written notice shall be given to each holder of record of shares of the Series C Preferred Stock to be redeemed by certified or registered mail in a postage prepaid envelope or by a nationally recognized overnight courier (appropriately marked for overnight delivery) addressed to such holder at its post office address as shown on the records of the Corporation (and shall be deemed given only upon the earlier of (i) the date when received by the holder of (ii) three days after the Corporation has sent such notice), notifying such holder of the election of the Corporation to redeem such shares, stating the date fixed for redemption thereof (the "Redemption Date"), that the shares shall be deemed to be redeemed at 5:00 p.m., New York time, on such date and the redemption price (including a calculation of all accrued dividends up to and including the Redemption Date, but subject to reduction as a result of any exercises of the Ten-Year Options), and calling upon such holder to surrender to the Corporation on the Redemption Date at the place designated in such notice its certificate or certificates representing the number of shares specified in such notice of redemption. Each notice of redemption shall be irrevocable. On or after the Redemption Date, upon surrender by each holder of its certificate or certificates for shares of the Series C Preferred Stock to be redeemed at the place designated in such notice, the redemption price of such shares (together with all accrued and unpaid dividends thereon up to and including the Redemption Date) shall be paid in immediately available funds to or on the order of the person whose name appears on such certificate or certificates as the owner thereof and each surrendered certificate shall be cancelled. In case less than all the shares represented by any such certificate are redeemed, a new certificate shall be issued representing the unredeemed shares, without cost to the holder thereof. From and after the Redemption Date (unless notice of redemption is not received by each holder of shares as aforesaid, or default shall be made by the Corporation in payment of the redemption price or accrued and unpaid dividends up to and including the Redemption Date), all dividends on the shares of the Series C Preferred Stock designated for redemption in such notice shall cease to accrue, and all rights of the holders thereof as stockholders of the Corporation, except the right to receive the redemption price of such shares (including all accrued and unpaid dividends up to the Redemption Date) upon the surrender of certificates representing the same, shall cease and terminate, and such shares shall not be deemed to be outstanding for any purpose whatsoever. At its election, if notice of redemption is received by each holder of shares as aforesaid, the Corporation prior to the Redemption Date may deposit the redemption price (including all accrued and unpaid dividends up to the Redemption Date) of shares of the Series C Preferred Stock so called for redemption in trust for the account of holders thereof with a bank or trust company (having a capital surplus and undivided profits aggregating not less than $100,000,000) in the Borough of Manhattan, City and State of New York, or the City of Denver, State of Colorado, in which case the aforesaid notice to holders of shares of the Series C Preferred Stock to be redeemed shall state the date of such deposit, shall specify the office of such bank or trust company as the place of payment of the redemption price, and shall call upon such holders to surrender the certificates representing such shares at such place on or after the date fixed in such redemption notice (which shall not be later than the Redemption Date) against payment of the redemption price (including all accrued and unpaid dividends up to the Redemption Date). Any interest accrued on such funds shall be paid to the Corporation from time to time. Any moneys so deposited that shall remain unclaimed by the holders of such shares of the Series C Preferred Stock at the end of two years after the Redemption Date shall be returned by such bank or trust company to the Corporation, and thereafter the holder of any such shares shall look to the Corporation for the payment of the redemption price (and any accrued and unpaid dividends).

    (E) SHARES REDEEMED OR REPURCHASED. Shares of the Series C Preferred Stock redeemed, repurchased or retired by the Corporation pursuant to the provisions of this subsection 3.3.2, shall thereupon be retired and may not be reissued as shares of the Series C Preferred Stock but shall thereafter have the status of authorized but unissued shares of the Preferred Stock, without designation as to series until such shares are once more designated as part of a particular series of the Preferred Stock.

    3.3.3.  VOTING RIGHTS.

    Except as otherwise provided in subsection 3.3.5 or as required by law, the holders of shares of the Series C Preferred Stock shall not be entitled to vote on any matter on which the holders of any voting securities of the Corporation shall be entitled to vote.

    3.3.4.  LIQUIDATION RIGHTS.

    (A) In the event of any liquidation or dissolution and winding-up of the affairs of the Corporation, whether voluntary or otherwise, the holders of shares of the Series C Preferred Stock shall be entitled to receive, in cash, out of the assets of the Corporation available for distribution to stockholders, the amount of One Thousand Dollars ($1,000.00) for each share of the Series C Preferred Stock, plus an amount equal to all dividends accrued and unpaid on each such share up to and including the date fixed for distribution, before any distribution shall be made to the holders of shares of the Communications Stock or Media Stock or any other capital stock of the Corporation ranking (as to any such distribution) junior to the Series C Preferred Stock. If upon any liquidation or dissolution and winding up of the Corporation, the assets distributable among the holders of shares of the Series C Preferred Stock and all other classes and series of preferred stock ranking (as to any such distribution) on a parity with the Series C Preferred Stock are insufficient to permit the payment in full to the holders of all such shares of all preferential amounts payable to all such holders, then the entire assets of the Corporation thus distributable shall be distributed ratably among the holders of the shares of the Series C Preferred Stock and such other classes and series of preferred stock ranking (as to any such distribution) on a parity with the Series C Preferred Stock in proportion to the respective amounts that would be payable per share if such assets were sufficient to permit payment in full.

    (B) For purposes of this subsection 3.3.4, a distribution of assets in any liquidation or dissolution and winding-up shall not include (i) any consolidation or merger of the Corporation with or into any other corporation,
(ii) any liquidation or dissolution and winding-up or reorganization of the Corporation immediately followed by reincorporation of another corporation or
(iii) a sale or other disposition of all or substantially all of the Corporation's assets to another corporation; PROVIDED, HOWEVER, that, in each case, effective provision is made in the certificate of incorporation of the resulting and surviving corporation or otherwise for the protection of the rights of the holders of shares of the Series C Preferred Stock.

    (C) After the payment of the full preferential amounts provided for herein to the holders of shares of the Series C Preferred Stock or funds necessary for such payment have been set aside in trust for the holders thereof in the manner provided in paragraph (D) of subsection 3.3.2, such holders shall be entitled to no other or further participation in the distribution of the assets of the Corporation.

    3.3.5. LIMITATIONS. In addition to any other rights provided by applicable law, so long as any shares of the Series C Preferred Stock are outstanding, the Corporation shall not, without the affirmative vote, or the written consent as provided by law, of the holders of at least two-thirds (2/3) of the outstanding shares of the Series C Preferred Stock, voting separately, modify, amend or rescind the preferences, rights or powers with respect to the Series C Preferred Stock so as to affect the Series C Preferred Stock adversely; but (except as otherwise required by applicable law) nothing herein contained shall require such a vote or consent (i) in connection with any increase in the total number of authorized shares of the Communications Stock or Media Stock, or (ii) in connection with the authorization or increase of any class or series of shares of preferred stock. The provisions of this subsection 3.3.5 shall not in any way limit the right and power of the Corporation to issue its currently authorized but unissued shares or bonds, notes, mortgages, debentures, and other obligations, and to incur indebtedness to banks and to other lenders.

    3.3.6. NO PREEMPTIVE RIGHTS. No holder of shares of the Series C Preferred Stock shall possess any preemptive rights to subscribe for or acquire any unissued shares of capital stock of the Corporation (whether now or hereafter authorized) or securities of the Corporation convertible into or carrying a right to subscribe to or acquire shares of capital stock of the Corporation.

    3.3.7. RANK. Unless otherwise provided in the certificate of incorporation of the Corporation or a Certificate of Designations relating to a series of preferred stock of the Corporation established after the issuance of any shares of Series C Preferred Stock or any right, warrant or option providing for the issuance thereof, the Series C Preferred Stock shall rank, as to the payment of dividends and the distribution of assets on liquidation or dissolution and winding-up, whether voluntary or involuntary, of the Corporation, on a parity with the Series A Junior Participating Cumulative Preferred Stock, par value $1.00 per share, and the Series B Junior Participating Cumulative Preferred Stock, par value $1.00 per share, of the Corporation, junior to all other series of the Corporation's Preferred Stock, and senior to the Communications Stock and the Media Stock.

    3.4. ATTRIBUTION OF PREFERRED STOCK TO GROUPS. As of the Effective Date (as defined in subsection 2.6), for purposes of this Article V, the outstanding shares of Series C Preferred Stock shall be attributed entirely to the Media Group. Upon any issuance of any shares of Preferred Stock of any series after the Effective Date, the Board of Directors shall attribute for purposes of this
Article V the
shares so issued entirely to the Communications Group or entirely to the Media Group or partly to the Communications Group and partly to the Media Group in such proportion as the Board of Directors shall determine and, further, in the case of the issuance of shares of Preferred Stock that are convertible into or exchangeable or exercisable for Media Stock, if at the time such shares of Preferred Stock are issued the Number of Shares Issuable with Respect to the Intergroup Interest shall be greater than zero, then the Board of Directors shall also determine what portion (which may be some, all or none) of such shares of Preferred Stock shall reduce the Number of Shares Issuable with Respect to the Intergroup Interest, taking into consideration the use of the proceeds of such issuance of shares of Preferred Stock in the business of the Communications Group or the Media Group and any other relevant factors. Upon any redemption or repurchase of shares of Preferred Stock, the Board of Directors shall determine the proper attribution thereof in accordance with paragraph (D) of subsection 2.5.1. Notwithstanding any such attribution of shares of Preferred Stock to the Communications Group or the Media Group, any dividends or distributions or other payments which may be made by the Corporation on such shares of Preferred Stock may be made, and as required by the preferences and relative, participating, optional or other special rights thereof shall be made, out of any of the properties or assets of the Corporation, regardless of the Group to which such properties or assets are attributed in accordance with subsections 2.6.1 or 2.6.15, except as otherwise provided by the resolution of the Board of Directors fixing the preferences and relative, participating, optional or other special rights of a series of Preferred Stock.

                                   ARTICLE VI

                               BOARD OF DIRECTORS

    SECTION 1. NUMBER OF DIRECTORS. The number of Directors shall be fixed by the Bylaws of the Corporation, but shall not be less than six nor more than seventeen.

    SECTION 2. POWERS OF THE BOARD OF DIRECTORS. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors selected as provided by law and the certificate of incorporation and the Bylaws of the Corporation. In furtherance, and not in limitation, of the powers conferred by the laws of the State of Delaware, the Board of Directors is expressly authorized to:

        (A) adopt, amend, alter, change or repeal Bylaws of the Corporation; PROVIDED, HOWEVER, that no Bylaw hereafter adopted shall invalidate any prior act of the Corporation that would have been valid if such new Bylaws had not been adopted;

        (B) subject to the Bylaws as from time to time in effect, determine the rules and procedures for the conduct of the business of the Board of Directors and the management and direction by the Board of Directors of the business and affairs of the Corporation, including the power to designate and empower committees of the Board of Directors, to elect, or authorize the appointment of, and empower officers and other agents of the Corporation, and to determine the time and place of, the notice requirements for, and the manner of conducting, Board meetings, as well as other notice requirements for, and the manner of taking, Board action; and

        (C) exercise all such powers and do all such acts as may be exercised or done by the Corporation, subject to the provisions of the Corporation Law and the certificate of incorporation and Bylaws of the Corporation.

    SECTION 3. CLASSIFIED BOARD OF DIRECTORS. The directors, other than those who may be elected solely by the holders of shares of any class or series of stock having a preference over the common stock of the Corporation as to dividends or to distributions upon liquidation or dissolution and winding-up of the Corporation pursuant to the terms of Article V of the certificate of incorporation of the Corporation, shall be classified, with respect to the time for which they severally hold office, into three classes, with each class to hold office until its successors are elected and qualified. Subject to the rights of the holders of any class or series of stock having a preference over the common stock of the

Corporation as to dividends or to distributions upon liquidation or dissolution and winding-up of the Corporation, at each annual meeting of the stockholders, the successors of the class of directors whose term expires at that meeting shall be elected to hold office for a term expiring at the annual meeting of stockholders held in the third year following the year of their election.

    SECTION 4. VACANCIES. Except as otherwise required by law, any vacancy in the Board of Directors for any reason and any newly created directorship resulting by reason of any increase in the number of directors may be filled only by the Board of Directors (and not by the stockholders), by resolution adopted by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum (or by a sole remaining director); PROVIDED, HOWEVER, that if not so filled, any such vacancy shall be filled by the stockholders at the next annual meeting or at a special meeting called for that purpose. Any director so appointed shall hold office until the next meeting of stockholders at which directors of the class for which such director has been chosen are to be elected and until his or her successor is elected and qualified.

    SECTION 5. REMOVAL OF DIRECTORS. Except as may be provided in respect of any series of Preferred Stock pursuant to Article V with respect to any directors elected solely by the holders of such series of Preferred Stock, any director (including all members of the Board of Directors) may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of at least 80% of the voting power of all of the shares of capital stock of the Corporation then entitled to vote generally in the election of directors, voting together as a single class. For the purposes of this Section 5, "cause" shall mean the wilful and continuous failure of a director to substantially perform such director's duties to the Corporation (other than any such failure resulting from incapacity due to physical or mental illness) or the wilful engaging by a director in gross misconduct materially and demonstrably injurious to the Corporation.

                                  ARTICLE VII

                STOCKHOLDER ACTIONS AND MEETINGS OF STOCKHOLDERS

    Any action required or permitted to be taken by the stockholders of the Corporation must be effected at a duly called annual or special meeting of such holders and may not be effected by written consent in lieu of a meeting of such holders. Special meetings of stockholders of the Corporation may be called only by the Chairman of the Board of Directors of the Corporation or the Board of Directors pursuant to a resolution adopted by a majority of the members of the Board of Directors then in office. Elections of directors need not be by written ballot, unless otherwise provided in the Bylaws. For purposes of all meetings of stockholders, a quorum shall consist of a majority of the shares entitled to vote at such meeting of stockholders, unless otherwise required by law or, in respect of a meeting of the holders of any series of Preferred Stock, by the provisions of Section 3 of Article V.

                                  ARTICLE VIII
                      LIMITATION ON LIABILITY OF DIRECTORS

    No person shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, including without limitation for serving on a committee of the Board of Directors; PROVIDED, HOWEVER, that the foregoing shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) arising under Section 174 of the Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit. Any amendment, repeal or modification of this Article VII shall not adversely affect any right or protection of a director of the Corporation existing hereunder with respect to any act or omission occurring prior to such amendment, repeal or modification.

                                   ARTICLE IX
                         CERTAIN BUSINESS COMBINATIONS

    SECTION 1. VOTE REQUIRED FOR CERTAIN BUSINESS COMBINATIONS. Except as otherwise expressly provided in Section 2 of this Article, in addition to any affirmative vote required by law or by any other provision of the certificate of incorporation of the Corporation, the affirmative vote of the holders of not less than 80% of the outstanding shares of "Voting Stock" (as hereinafter defined) of the Corporation voting together as a single class shall be required for the approval or authorization of any "Business Combination" (as hereinafter defined) of the Corporation with any "Related Person" (as hereinafter defined). For the purpose of this Article:

        (A) The term "Business Combination" shall mean (1) any merger or consolidation of the Corporation or a Subsidiary (as hereinafter defined) of the Corporation with or into a Related Person or of a Related Person with or into the Corporation or a Subsidiary of the Corporation; (2) any sale, lease, exchange, transfer, or other disposition, including, without limitation, a mortgage or any other hypothecation or transfer as collateral, of all or any "Substantial Part" (as hereinafter defined) of the assets either of the Corporation (including, without limitation, any voting securities of a Subsidiary) or of a Subsidiary of the Corporation to a Related Person; (3) the issuance of any securities (other than by way of a distribution to stockholders made pro rata to all holders of the class of stock to receive the distribution) of the Corporation or a Subsidiary of the Corporation to a Related Person; (4) the acquisition by the Corporation or a Subsidiary of the Corporation of any securities of a Related Person; (5) any recapitalization that would have the effect, directly or indirectly, of increasing the voting power of a Related Person; (6) any merger of the Corporation into a Subsidiary of the Corporation; or (7) any agreement, contract, or other arrangement providing for any of the transactions described in this definition of "Business Combination."

        (B) The term "Continuing Director" shall mean any member of the Board of Directors who is neither Affiliated (as defined below) or Associated (as defined below) with the Related Person and who was a member of the Board of Directors prior to the time that the Related Person became a Related Person, and any successor of a Continuing Director who is recommended to succeed a Continuing Director by a majority of Continuing Directors then members of the Board of Directors.

        (C) The term "Related Person" shall mean and include any individual, corporation, partnership, or other person or entity which, together with its "Affiliates" and "Associates," "Beneficially Owns" (as hereinafter defined), in the aggregate ten percent (10%) or more of the outstanding Voting Stock of the Corporation, and any Affiliate or Associate of any such individual, corporation, partnership, or other person or entity.

        (D) The term "Substantial Part" shall mean more than 80% of the book value of the total consolidated assets of the Corporation as reported in the consolidated financial statements of the Corporation and its subsidiaries as of the end of its most recent fiscal year ending prior to the time as of which a "Substantial Part" is to be determined.

        (E) The term "Voting Stock" shall mean all outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors of the Corporation and each reference to a percentage of shares of Voting Stock shall refer to such percentage of the votes entitled to be cast by such shares.

        (F) The terms "Affiliate" and "Associate" shall have the meanings set forth in Rule 12b-2 under the Securities Exchange Act of 1934, as in effect on the Effective Date (as defined in subsection 2.6).

        (G) The term "Beneficially Owns" shall have the meaning set forth in Rule 13d-3 under the Securities Exchange Act of 1934, as in effect on the Effective Date (as defined in subsection 2.6),

    PROVIDED, HOWEVER, that, any shares of Voting Stock of the Corporation that any Related Person has the right to acquire pursuant to any agreement, or upon exercise of conversion rights, warrants or options, or otherwise, shall be deemed Beneficially Owned by the Related Person whether immediately exercisable or exercisable within ten years of the date as of which Beneficial Ownership is to be determined.

        (H) The term "Subsidiary" with respect to the Corporation shall mean any corporation, partnership, limited liability company, business trust or similar entity in which a majority of any class of any equity security is owned directly or indirectly by the Corporation.

    SECTION 2. WHEN HIGHER VOTE IS NOT REQUIRED. The provisions of Section 1 of this Article shall not be applicable to any particular Business Combination and such Business Combination shall require only such affirmative vote as may be required by law or by any other provision of the certificate of incorporation of the Corporation, if all of the conditions specified in either of the following paragraphs (A) or (B) are met:

        (A) the Business Combination shall have been approved by a vote of not less than a majority of the Continuing Directors, or

        (B) all of the following conditions shall have been met:

           (1) for each class of Common Stock, the aggregate amount of cash and the Fair Market Value (as hereinafter defined) as of the date of the consummation of the Business Combination of the consideration, other than cash, to be received per share by holders of such class of Common Stock in such Business Combination shall be at least equal to the highest of the following:

               (a) if applicable, the highest price per share (including any brokerage commissions, transfer taxes, and soliciting dealers' fees) paid by the Related Person for any shares of such class of Common Stock acquired by it (i) within the two year period immediately prior to the first public announcement of the proposal of the Business Combination (the "Announcement Date") or (ii) in the transaction in which it became a Related Person; or

               (b) the Fair Market Value per share of each such class of Common Stock on the Announcement Date or on the date on which the Related Person became a Related Person (such latter date is referred to in this Article as the "Determination Date"), whichever is higher; and

           (2) The aggregate amount of the cash and the Fair Market Value as of the date of the consummation of the Business Combination of the consideration, other than cash, to be received per share by holders of shares of any class or series of outstanding Voting Stock, other than Common Stock, shall be at least equal to the highest of the following (it being intended that the requirements of this subparagraph (B)(2) shall be required to be met with respect to every class or series of outstanding capital stock of the Corporation other than Common Stock, whether or not the Related Person has previously acquired any shares of such class or series of Voting Stock):

               (a) if applicable, the highest per share price (including any brokerage commission, transfer taxes, and soliciting dealers' fees) paid by the Related Person for any shares of such class or series of Voting Stock acquired by it (i) within the two year period immediately prior to the Announcement Date or (ii) in the transaction in which it became a Related Person, whichever is higher; or

               (b) if applicable, the Redemption Price (as hereinafter defined) of the shares of such class or series, or if such shares have no Redemption Price, the highest amount per share which such class or series would be entitled to receive upon liquidation of the Corporation on the Announcement Date or the Determination Date, whichever is higher; or

               (c) the Fair Market Value per share of such class or series of Voting stock on the Announcement Date or on the Determination Date, whichever is higher; and

           (3) the consideration to be received in such Business Combination by holders of each class or series of outstanding Voting Stock (including Common stock) shall be in cash or in the same form as the Related Person has previously paid for shares of such class or series of Voting Stock; PROVIDED, HOWEVER, that if the Related Person has paid for shares of any class or series of Voting Stock with varying forms of consideration, the form of consideration for such class or series of Voting Stock shall be either cash or the form used to acquire the largest number of shares of such class or series of Voting Stock previously acquired by it; and

           (4) a proxy statement responsive to the requirements of the Securities Exchange Act of 1934, as amended, shall have been mailed to public stockholders of the Corporation for the purpose of soliciting stockholder approval of the Business Combination and shall have contained at the front thereof, in a prominent place, any recommendations as to the advisability (or inadvisability) of the Business Combination that the Continuing Directors, or any of them, may choose to state and, if deemed advisable by a majority of the Continuing Directors, an opinion of a reputable investment banking firm as to the fairness (or not) of the terms of the Business Combination, from the point of view of the remaining public stockholders of the Corporation (such investment banking firm to be selected by a majority of the Continuing Directors and to be paid a reasonable fee for their services by the Corporation upon receipt of the opinion).

    SECTION 3. CERTAIN DEFINITIONS AND ADDITIONAL PROVISIONS. For the purposes of this Article:

        (A) "Fair Market Value" shall mean:

           (1) in the case of stock, the highest closing sale price during the 30-day period immediately preceding the date in question of a share of such stock on the Composite Tape for New York Stock Exchange Listed Stocks, or, if such stock is not quoted on the Composite Tape, on the New York Stock Exchange, or, if such stock is not listed on such Exchange, on the principal United States securities exchange registered under the Securities Exchange Act of 1934, as amended, on which such stock is listed, or, if such stock is not listed on any such exchange, the highest closing bid quotation with respect to a share of such stock during the 30-day period preceding the date in question on the NASDAQ National Market or any quotations system then generally in use, or, if no such quotations are available, the Fair Market Value on the date in question of a share of such stock as determined by the Continuing Directors in good faith, which determination shall be final; and

           (2) in the case of property other than cash or stock, the Fair Market Value of such property on the date in question as determined by the Continuing Directors in good faith, which determination shall be final.

        (B) The Board of Directors, with the approval of a majority of the total number of Continuing Directors, shall have the power and duty to determine, on the basis of information known to it after reasonable inquiry, all facts necessary to determine compliance with this Article, including, without limitation, (i) whether a person is a Related Person, (ii) the number of shares of Voting Stock Beneficially Owned by any person, (iii) whether a person is an Affiliate or Associate of another person, (iv) whether the applicable conditions set forth in paragraph (B) of Section 2 have been met with respect to any Business Combination, and (v) whether the proposed transaction is a Business Combination. Any such determinations shall be final.

    SECTION 4. AMENDMENT OF THIS ARTICLE. This Article may be amended, altered, changed, or repealed only by the affirmative vote of the holders of at least 80% of the outstanding shares of Voting Stock voting together as a single class unless the proposed amendment, alteration, change, or repeal has been recommended to the stockholders by the Board of Directors with the approval of at least two-thirds of the Continuing Directors, in which event the proposed amendment, alteration, change, or repeal shall require for approval the affirmative vote of the holders of at least 66 2/3% of the outstanding shares of Voting Stock, voting as a single class.

                                   ARTICLE X

                                     BYLAWS

    The Board of Directors shall have the power to adopt, amend, alter, change or repeal Bylaws of and for the Corporation by the affirmative vote of 66 2/3% of the members then in office. The affirmative vote of the holders of at least 80% of the voting power of all of the shares of capital stock of the Corporation then entitled to vote generally in the election of directors, voting together as a single class shall be required to adopt, amend, alter, change or repeal Bylaws of the Corporation (notwithstanding the fact that approval by a lesser percentage may be permitted by the Corporation Law).

                                   ARTICLE XI

                   AMENDMENT OF CERTIFICATE OF INCORPORATION

    The Corporation hereby reserves the right from time to time to amend, alter, change or repeal any provision contained in the certificate of incorporation of the Corporation in any manner permitted by the Corporation Law and all rights and powers conferred upon stockholders, directors and officers herein are granted subject to this reservation. In addition to any vote otherwise required by law, and except as may otherwise be provided in Article V or IX hereof, any such amendment, alteration, change or repeal shall require approval of both (i) the Board of Directors by the affirmative vote of a majority of the members then in office and (ii) the holders of a majority of the voting power of all of the shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, except that any proposal to amend, alter, change or repeal the provisions of Section 3 of
Article VI, Section 5 of Article VI, Article VII, Article X and this Article XI shall require the affirmative vote of the holders of 80% of the voting power of all of the shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class.

    IN WITNESS WHEREOF, this Restated Certificate of Incorporation which restates, integrates and amends the provisions of the certificate of incorporation of the Corporation, and which has been duly adopted by written consent of the sole stockholder of the Corporation in accordance with the provisions of Sections 228, 242 and 245 of the Delaware General Corporation Law, has been executed by Stephen E. Brilz, its Assistant Secretary, this day of
            , 1995.

                                          U S WEST, INC.

                                          By:
                                            ____________________________________
                                              Name: Stephen E. Brilz
                                              Title: Assistant Secretary

                                                                       ANNEX III

                                     BYLAWS
                                       OF
                                 U S WEST, INC.
                            (A DELAWARE CORPORATION)
                                   ARTICLE I
                                    OFFICES

    SECTION 1. REGISTERED OFFICE. The registered office of U S WEST, Inc. (the "Corporation") in the State of Delaware shall be at 1209 Orange Street, in the City of Wilmington, County of New Castle, 19801 and its registered agent at such address shall be The Corporation Trust Company, or such other office or agent as the Board of Directors of the Corporation (the "Board") shall from time to time select.

    SECTION 2. OTHER OFFICES. The Corporation may also have an office or offices, and keep the books and records of the Corporation, except as may otherwise be required by law, at such other place or places, either within or without the State of Delaware, as the Board may from time to time determine or the business of the Corporation may require.

                                   ARTICLE II
                            MEETINGS OF STOCKHOLDERS

    SECTION 1. PLACE OF MEETING. All meetings of the stockholders of the Corporation shall be held at the office of the Corporation or at such other places, within or without the State of Delaware, as may from time to time be fixed by the Board.

    SECTION 2. ANNUAL MEETINGS. The annual meeting of the stockholders for the election of directors and for the transaction of such other business as may properly come before the meeting shall be held on the first Friday of May in each year, at an hour to be named in the notice of the meeting, unless such day should fall on a legal holiday in the State of Colorado, in which event the meeting shall be held on the next succeeding business day that is not a legal holiday, or on such date and at such hour as shall from time to time be fixed by the Board. Any previously scheduled annual meeting of the stockholders may be postponed by action of the Board taken prior to the time previously scheduled for such annual meeting of stockholders.

    SECTION 3. SPECIAL MEETINGS. Except as otherwise required by law or the Certificate of Incorporation of the Corporation (the "Certificate"), special meetings of the stockholders for any purpose or purposes may be called by the Chairman of the Board or a majority of the entire Board. Only such business as is specified in the notice of any special meeting of the stockholders shall come before such meeting.

    SECTION 4. NOTICE OF MEETINGS. Except as otherwise provided by law, written notice of each meeting of the stockholders, whether annual or special, shall be given, either by personal delivery or by mail, not less than 10 nor more than 60 days before the date of the meeting to each stockholder of record entitled to notice of the meeting. If mailed, such notice shall be deemed given when deposited in the United States mail, postage prepaid, directed to the stockholder at such stockholder's address as it appears on the records of the Corporation. Each such notice shall state the place, date and hour of the meeting, and the purpose or purposes for which the meeting is called. Notice of any meeting of stockholders shall not be required to be given to any stockholder who shall attend such meeting in person or by proxy without protesting, prior to or at the commencement of the meeting, the lack of

                                     III-1
proper notice to such stockholder, or who shall sign a written waiver of notice thereof, whether before or after such meeting. Notice of adjournment of a meeting of stockholders need not be given if the time and place to which it is adjourned are announced at such meeting, unless the adjournment is for more than 30 days or, after adjournment, a new record date is fixed for the adjourned meeting.

    SECTION 5. QUORUM. Except as otherwise provided by law or by the Certificate, the holders of a majority of the votes entitled to be cast by the stockholders entitled to vote generally, present in person or by proxy, shall constitute a quorum for the transaction of business at any meeting of the stockholders; PROVIDED, HOWEVER, that in the case of any vote to be taken by classes, the holders of a majority of the votes entitled to be cast by the stockholders of a particular class shall constitute a quorum for the transaction of business by such class.

    SECTION 6. ADJOURNMENTS. The chairman of the meeting or the holders of a majority of the votes entitled to be cast by the stockholders who are present in person or by proxy may adjourn the meeting from time to time whether or not a quorum is present. In the event that a quorum does not exist with respect to any vote to be taken by a particular class, the chairman of the meeting or the holders of a majority of the votes entitled to be cast by the stockholders of such class who are present in person or by proxy may adjourn the meeting with respect to the vote(s) to be taken by such class. At such adjourned meeting at which a quorum may be present, any business may be transacted which might have been transacted at the meeting as originally called.

    SECTION 7. ORDER OF BUSINESS. (a) At each meeting of the stockholders, the Chairman of the Board or, in the absence of the Chairman of the Board, such person as shall be selected by the Board shall act as chairman of the meeting. The order of business at each such meeting shall be as determined by the chairman of the meeting. The chairman of the meeting shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts and things as are necessary or desirable for the proper conduct of the meeting, including, without limitation, the establishment of procedures for the maintenance of order and safety, limitations on the time allotted to questions or comments on the affairs of the Corporation, restrictions on entry to such meeting after the time prescribed for the commencement thereof, and the opening and closing of the voting polls.

    (b) At any annual meeting of stockholders, only such business shall be conducted as shall have been brought before the annual meeting (i) by or at the direction of the chairman of the meeting, (ii) pursuant to the notice provided for in Section 4 of this Article II or (iii) by any stockholder who is a holder of record at the time of the giving of such notice provided for in this Section 7, who is entitled to vote at the meeting and who complies with the procedures set forth in this Section 7.

    (c) For business properly to be brought before an annual meeting by a stockholder, the stockholder must have given timely notice thereof in proper written form to the Secretary of the Corporation (the "Secretary"). To be timely, a stockholder's notice must be delivered to or mailed and received at the principal executive offices of the Corporation not less than 60 days prior to the date of an annual meeting of stockholders. To be in proper written form, a stockholder's notice to the Secretary shall set forth in writing as to each matter the stockholder proposes to bring before the annual meeting: (i) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting; (ii) the name and address of the stockholder proposing such business and all persons or entities acting in concert with the stockholder; (iii) the class and number of shares of the Corporation which are beneficially owned by the stockholder and all persons or entities acting in concert with such stockholder; and (iv) any material interest of the stockholder in such business. The foregoing notice requirements shall be deemed satisfied by a stockholder if the stockholder has notified the Corporation of his or her intention to present a proposal at an annual meeting and such stockholder's proposal has been included in a proxy statement that has been prepared by management of the Corporation to solicit proxies for such annual meeting; PROVIDED, HOWEVER, that if such stockholder does not appear or send a qualified representative to present such proposal at such annual meeting, the Corporation need not present such proposal for a vote at such

                                     III-2
meeting, notwithstanding that proxies in respect of such vote may have been received by the Corporation. Notwithstanding anything in the bylaws to the contrary, no business shall be conducted at any annual meeting except in accordance with the procedures set forth in this Section 7. The chairman of an annual meeting shall, if the facts warrant, determine that business was not properly brought before the annual meeting in accordance with the provisions of this Section 7 and, if the chairman should so determine, the chairman shall so declare to the annual meeting and any such business not properly brought before the annual meeting shall not be transacted.

    SECTION 8. LIST OF STOCKHOLDERS. It shall be the duty of the Secretary or other officer who has charge of the stock ledger to prepare and make, at least 10 days before each meeting of the stockholders, a complete list of the stockholders entitled to vote thereat, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in such stockholder's name. Such list shall be produced and kept available at the times and places required by law.

    SECTION 9. VOTING. (a) Except as otherwise provided by law or by the Certificate, each stockholder of record of any class or series of capital stock of the Corporation shall be entitled at each meeting of stockholders to such number of votes for each share of such stock as may be fixed in the Certificate or in the resolution or resolutions adopted by the Board providing for the issuance of such stock, registered in such stockholder's name on the books of the Corporation:

        (1) on the date fixed pursuant to Section 6 of Article VII of these bylaws as the record date for the determination of stockholders entitled to notice of and to vote at such meeting; or

        (2) if no such record date shall have been so fixed, then at the close of business on the day next preceding the day on which notice of such meeting is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held.

    (b) Each stockholder entitled to vote at any meeting of stockholders may authorize not in excess of three persons to act for such stockholder by proxy. Any such proxy shall be delivered to the secretary of such meeting at or prior to the time designated for holding such meeting. No such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period.

    (c) At each meeting of the stockholders, all corporate actions to be taken by vote of the stockholders (except as otherwise required by law and except as otherwise provided in the Certificate or these bylaws) shall be authorized by a majority of the votes cast by the stockholders entitled to vote thereon who are present in person or represented by proxy, and where a separate vote by class is required, a majority of the votes cast by the stockholders of such class who are present in person or represented by proxy shall be the act of such class.

    (d) Unless required by law or determined by the chairman of the meeting to be advisable, the vote on any matter, including the election of directors, need not be by written ballot. In the case of a vote by written ballot, each ballot shall be signed by the stockholder voting, or by such stockholder's proxy.

    SECTION 10. INSPECTORS. The chairman of the meeting shall appoint one or more inspectors to act at any meeting of stockholders. Such inspectors shall perform such duties as shall be specified by the chairman of the meeting. Inspectors need not be stockholders. No director or nominee for the office of director shall be appointed such inspector.

                                  ARTICLE III
                               BOARD OF DIRECTORS

    SECTION 1. GENERAL POWERS. The business and affairs of the Corporation shall be managed by or under the direction of the Board, which may exercise all such powers of the Corporation and do all such lawful acts and things as are not by law or by the Certificate directed or required to be exercised or done by the stockholders.

                                     III-3

    SECTION 2. NUMBER, QUALIFICATION AND ELECTION. (a) Except as otherwise fixed by or pursuant to the provisions of Article IV of the Certificate relating to the rights of the holders of any class or series of stock having preference over the common stock of the corporation as to dividends or upon liquidation, the number of directors of the Corporation shall be determined from time to time by the Board by the affirmative vote of directors constituting at least a majority of the entire Board; provided that the number thereof may not be less than six nor more than seventeen.

    (b) The directors, other than those who may be elected by the holders of shares of any class or series of stock having a preference over the common stock of the Corporation as to dividends or upon liquidation pursuant to the terms of
Article IV of the Certificate or any resolution or resolutions providing for the issuance of such stock adopted by the Board, shall be classified, with respect to the time for which they severally hold office, into three classes as nearly equal in number as possible, with each class to hold office until its successors are elected and qualified. Subject to the rights of the holders of any class or series of stock having a preference over the common stock of the Corporation as to dividends or upon liquidation, at each such annual meeting of the stockholders, the successors of the class of directors whose term expires at that meeting shall be elected to hold office for a term expiring at the annual meeting of stockholders held in the third year following the year of their election.

    (c) Each director shall be at least 21 years of age. Directors need not be stockholders of the Corporation.

    (d) In any election of directors held at a meeting of stockholders, the persons receiving a plurality of the votes cast by the stockholders entitled to vote thereon at such meeting who are present or represented by proxy, up to the number of directors to be elected in such election, shall be deemed elected.

    SECTION 3. NOTIFICATION OF NOMINATION. Subject to the rights of the holders of any class or series of stock having a preference over the common stock as to dividends or upon liquidation, nominations for the election of directors may be made by the Board or by any stockholder who is a stockholder of record at the time of giving of the notice of nomination provided for in this
Section 3 of this Article III and who is entitled to vote for the election of directors. Any stockholder of record entitled to vote for the election of directors at a meeting may nominate persons for election as directors only if timely written notice of such stockholder's intent to make such nomination is given, either by personal delivery or by United States mail, postage prepaid, to the Secretary. To be timely, a stockholder's notice must be delivered to or mailed and received at the principal executive offices of the Corporation (i) with respect to an election to be held at an annual meeting of stockholders, not less than 60 days prior to the date of such annual meeting and (ii) with respect to an election to be held at a special meeting of stockholders for the election of directors, not less than 15 days following the public announcement of the date of such special meeting. Each such notice shall set forth: (a) the name and address of the stockholder who intends to make the nomination, of all persons or entities acting in concert with the stockholder, and of the person or persons to be nominated; (b) a representation that the stockholder is a holder of record of stock of the Corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice; (c) a description of all arrangements or understandings between the stockholder and each nominee and any other person or entities acting in concert with the stockholder (naming such person or entities) pursuant to which the nomination or nominations are to be made by the stockholder; (d) such other information regarding each nominee proposed by the stockholder as would have been required to be included in a proxy statement filed pursuant to the proxy rules of the Securities and Exchange Commission had each nominee been nominated, or intended to be nominated, by the Board; (e) the class and number of shares of the Corporation that are beneficially owned by the stockholder and all persons or entities acting in concert with the stockholder; and (f) the consent of each nominee to being named in a proxy statement as nominee and to serve as a director of the Corporation if so elected. The chairman of the meeting may refuse to acknowledge the nomination of any person not

                                     III-4
made after compliance with the foregoing procedure. Only such persons who are nominated in accordance with the procedures set forth in this Section 3 of this
Article III shall be eligible to serve as directors of the Corporation.

    SECTION 4. QUORUM AND MANNER OF ACTING. Except as otherwise provided by law, the Certificate or these bylaws, a majority of the entire Board shall constitute a quorum for the transaction of business at any meeting of the Board, and, except as so provided, the vote of a majority of the directors present at any meeting at which a quorum is present shall be the act of the Board. The chairman of the meeting or a majority of the directors present may adjourn the meeting to another time and place whether or not a quorum is present. At any adjourned meeting at which a quorum is present, any business may be transacted which might have been transacted at the meeting as originally called.

    SECTION 5. PLACE OF MEETING. The Board may hold its meetings at such place or places within or without the State of Delaware as the Board may from time to time determine or as shall be specified or fixed in the respective notice or waivers of notice thereof.

    SECTION 6. REGULAR MEETINGS. Regular meetings of the Board shall be held at such times and places as the Chairman of the Board or the Board shall from time to time by resolution determine. If any day fixed for a regular meeting shall be a legal holiday under the laws of the place where the meeting is to be held, the meeting which would otherwise be held on that day shall be held at the same hour on the next succeeding business day.

    SECTION 7. SPECIAL MEETINGS. Special meetings of the Board shall be held whenever called by the Chairman of the Board or by a majority of the directors.

    SECTION 8. NOTICE OF MEETINGS. Notice of regular meetings of the Board or of any adjourned meeting thereof need not be given. Notice of each special meeting of the Board shall be given by overnight delivery service or mailed to each director, in either case addressed to such director at such director's residence or usual place of business, at least two days before the day on which the meeting is to be held or shall be sent to such director at such place by telegraph or telecopy or be given personally or by telephone, not later than the day before the meeting is to be held, but notice need not be given to any director who shall, either before or after the meeting, submit a signed waiver of such notice or who shall attend such meeting without protesting, prior to or at its commencement, the lack of notice to such director. Every such notice shall state the time and place but need not state the purpose of the meeting.

    SECTION 9. RULES AND REGULATIONS. The Board may adopt such rules and regulations not inconsistent with the provisions of law, the Certificate or these bylaws for the conduct of its meetings and management of the affairs of the Corporation as the Board may deem proper.

    SECTION 10. PARTICIPATION IN MEETING BY MEANS OF COMMUNICATION EQUIPMENT. Any one or more members of the Board or any committee thereof may participate in any meeting of the Board or of any such committee by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at such meeting.

    SECTION 11. ACTION WITHOUT MEETING. Any action required or permitted to be taken at any meeting of the Board or any committee thereof may be taken without a meeting if all of the members of the Board or of any such committee consent thereto in writing and the writing or writings are filed with the minutes or proceedings of the Board or of such committee.

    SECTION 12. RESIGNATIONS. Any director of the Corporation may at any time resign by giving written notice to the Board, the Chairman of the Board, the President or the Secretary. Such resignation shall take effect at the time specified therein or, if the time be not specified therein, upon receipt thereof; and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

                                     III-5

    SECTION  13.   REMOVAL  OF  DIRECTORS.   Directors  may be  removed  only as
provided in Section 4 of Article V of the Certificate.

    SECTION 14. VACANCIES. Subject to the rights of the holders of any class or series of stock having a preference over the common stock of the Corporation as to dividends or upon liquidation, any vacancies on the Board resulting from death, resignation, removal or other cause shall only be filled by the Board by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum of the Board, or by a sole remaining director, and newly created directorships resulting from any increase in the number of directors shall be filled by the Board, or if not so filled, by the stockholders at the next annual meeting thereof or at a special meeting called for that purpose in accordance with Section 3 of Article II of these bylaws. Any director elected in accordance with the preceding sentence of this Section 14 of this
Article III shall hold office for the remainder of the full term of the class of directors in which the new directorship was created or the vacancy occurred and until such director's successor shall have been elected and qualified.

    SECTION 15. COMPENSATION. Each director, in consideration of such person serving as a director, shall be entitled to receive from the Corporation such amount per annum and such fees for attendance at meetings of the Board or of committees of the Board, or both, as the Board shall from time to time determine. In addition, each director shall be entitled to receive from the Corporation reimbursement for the reasonable expenses incurred by such person in connection with the performance of such person's duties as a director. Nothing contained in this Section 15 of this Article III shall preclude any director from serving the Corporation or any of its subsidiaries in any other capacity and receiving proper compensation therefor.

                                   ARTICLE IV
                      COMMITTEES OF THE BOARD OF DIRECTORS

    SECTION 1. ESTABLISHMENT OF COMMITTEES OF THE BOARD OF DIRECTORS; ELECTION OF MEMBERS OF COMMITTEES OF THE BOARD OF DIRECTORS; FUNCTIONS OF COMMITTEES OF THE BOARD OF DIRECTORS. The Board may, in accordance with and subject to the General Corporation Law of the State of Delaware, from time to time establish committees of the Board to exercise such powers and authorities of the Board, and to perform such other functions, as the Board may from time to time determine.

    SECTION 2. PROCEDURE; MEETINGS; QUORUM. Regular meetings of committees of the Board, of which no notice shall be necessary, may be held at such times and places as shall be fixed by resolution adopted by a majority of the members thereof. Special meetings of any committee of the Board shall be called at the request of a majority of the members thereof. Notice of each special meeting of any committee of the Board shall be given by overnight delivery service or mailed to each member, in either case addressed to such member at such member's residence or normal place of business, at least two days before the day on which the meeting is to be held or shall be sent to such members at such place by telegraph or telecopy or be given personally or by telephone, not later than the day before the meeting is to be held, but notice need not be given to any member who shall, either before or after the meeting, submit a signed waiver of such notice or who shall attend such meeting without protesting, prior to it or at its commencement, the lack of such notice to such member. Any special meeting of any committee of the Board shall be a legal meeting without any notice thereof having been given, if all the members thereof shall be present thereat. Notice of any adjourned meeting of any committee of the Board need not be given. Any committee of the Board may adopt such rules and regulations not inconsistent with the provisions of law, the Certificate or these bylaws for the conduct of its meetings as such committee of the Board may deem proper. A majority of the members of any committee of the Board shall constitute a quorum for the transaction of business at any meeting, and the vote of a majority of the members thereof present at any meeting at which a quorum is present shall be the act of such committee. Each committee of the Board shall keep written minutes of its proceedings and shall report on such proceedings to the Board.

                                     III-6

                                   ARTICLE V
                                    OFFICERS

    SECTION 1. NUMBER; TERM OF OFFICE. The officers of the Corporation shall be such officers, which may include a Chairman of the Board, Chief Executive Officer, President, Chief Financial Officer, General Counsel and one or more Vice Presidents (including, without limitation, Assistant, Executive and Senior Vice Presidents) and a Treasurer, Secretary and Controller and such other officers or agents with such titles and such duties as the Board may from time to time determine, each to have such authority, functions or duties as provided in these bylaws or as the Board may from time to time determine, and each to hold office for such term as may be prescribed by the Board and until such person's successor shall have been chosen and shall qualify, or until such person's death or resignation, or until such person's removal in the manner hereinafter provided. One person may hold the offices and perform the duties of any two or more of said officers; PROVIDED, HOWEVER, that no officer shall execute, acknowledge or verify any instrument in more than one capacity if such instrument is required by law, the Certificate or these by laws to be executed, acknowledged or verified by two or more officers. The Board may from time to time authorize any officer to appoint and remove any such other officers and agents and to prescribe their powers and duties. The Board may require any officer or agent to give security for the faithful performance of such person's duties.

    SECTION 2. REMOVAL. Any officer may be removed, either with or without cause, by the Board at any meeting thereof or, except in the case of any officer elected by the Board, by any superior officer upon whom such power may be conferred by the Board.

    SECTION 3. RESIGNATION. Any officer may resign at any time by giving notice to the Board, the Chairman of the Board or the Secretary. Any such resignation shall take effect at the date of receipt of such notice or at any later date specified therein; and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

    SECTION 4. VACANCIES. A vacancy in any office because of death, resignation, removal or any other cause may be filled for the unexpired portion of the term in the manner prescribed in these bylaws for election to such office.

    SECTION 5. CHAIRMAN OF THE BOARD; POWERS AND DUTIES. The Chairman of the Board shall be the chief executive officer of the Corporation. Subject to the control of the Board, the Chairman of the Board shall supervise and direct generally all the business and affairs of the Corporation. The Chairman of the Board shall preside at all meetings of the stockholders and the Board. Any document may be signed by the Chairman of the Board or any other person who may be thereunto authorized by the Board or the Chairman of the Board. The Chairman of the Board may appoint such assistant officers as are deemed necessary.

    SECTION 6. PRESIDENT, EXECUTIVE VICE PRESIDENTS, SENIOR VICE PRESIDENTS AND VICE PRESIDENTS; POWERS AND DUTIES. The President shall be the chief operating officer of the Corporation. The President and each Executive Vice President, each Senior Vice President, and each Vice President shall have such powers and perform such duties as may be assigned by the Board of Directors or the Chairman of the Board. In case of the absence or disability of the Chairman of the Board or a vacancy in the office, the President, an Executive Vice President, a Senior Vice President, or a Vice President designated by the Chairman of the Board or the Board shall exercise all the powers and perform all the duties of the Chairman of the Board.

    SECTION 7. SECRETARY AND ASSISTANT SECRETARIES; POWERS AND DUTIES. The Secretary shall attend all meetings of the stockholders and the Board and shall keep the minutes for such meetings in one or more books provided for that purpose. The Secretary shall be custodian of the corporate records, except those required to be in the custody of the Treasurer or the Controller, shall keep the seal of the Corporation, and shall execute and affix the seal of the Corporation to all documents duly

                                     III-7
authorized for execution under seal on behalf of the Corporation, and shall perform all of the duties incident to the office of Secretary, as well as such other duties as may be assigned by the Chairman of the Board or the Board.

    The Assistant Secretaries shall perform such of the Secretary's duties as the Secretary shall from time to time direct. In case of the absence or disability of the Secretary or a vacancy in the office, an Assistant Secretary designated by the Chairman of the Board or by the Secretary, if the office is not vacant, shall perform the duties of the Secretary.

    SECTION 8. CHIEF FINANCIAL OFFICER; POWERS AND DUTIES. The Chief Financial Officer shall be responsible for maintaining the financial integrity of the Corporation, shall prepare the financial plans for the Corporation, and shall monitor the financial performance of the Corporation and its subsidiaries, as well as performing such other duties as may be assigned by the Chairman of the Board or the Board.

    SECTION 9. TREASURER AND ASSISTANT TREASURERS; POWERS AND DUTIES. The Treasurer shall have care and custody of the funds and securities of the Corporation, shall deposit such funds in the name and to the credit of the Corporation with such depositories as the Treasurer shall approve, shall disburse the funds of the Corporation for proper expenses and dividends, and as may be ordered by the Board, taking proper vouchers for such disbursements. The Treasurer shall perform all of the duties incident to the office of Treasurer, as well as such other duties as may be assigned by the Chairman of the Board or the Board.

    The Assistant Treasurers shall perform such of the Treasurer's duties as the Treasurer shall from time to time direct. In case of the absence or disability of the Treasurer or a vacancy in the office, an Assistant Treasurer designated by the Chairman of the Board or by the Treasurer, if the office is not vacant, shall perform the duties of the Treasurer.

    SECTION 10. GENERAL COUNSEL; POWERS AND DUTIES. The General Counsel shall be a licensed attorney at law and shall be the chief legal officer of the Corporation. The General Counsel shall have such power and exercise such authority and provide such counsel to the Corporation as deemed necessary or desirable to enforce the rights and protect the property and integrity of the Corporation, shall also have the power, authority, and responsibility for securing for the Corporation all legal advice, service, and counseling, and shall perform all of the duties incident to the office of General Counsel, as well as such other duties as may be assigned by the Chairman of the Board or the Board.

    SECTION 11. CONTROLLER AND ASSISTANT CONTROLLERS; POWERS AND DUTIES. The Controller shall be the chief accounting officer of the Corporation and shall keep and maintain in good and lawful order all accounts required by law and shall have sole control over, and ultimate responsibility for, the accounts and accounting methods of the Corporation and the compliance of the Corporation with all systems of accounts and accounting regulations prescribed by law. The Controller shall audit, to such extent and at such times as may be required by law or as the Controller may think necessary, all accounts and records of corporate funds or property, by whomsoever kept, and for such purposes shall have access to all such accounts and records. The Controller shall make and sign all necessary and proper accounting statements and financial reports of the Corporation, and shall perform all of the duties incident to the office of Controller, as well as such other duties as may be assigned by the Chairman of the Board or the Board.

    The Assistant Controllers shall perform such of the Controller's duties as the Controller shall from time to time direct. In case of the absence or disability of the Controller or a vacancy in the office, an Assistant Controller designated by the Chairman of the Board or the Controller, if the office is not vacant, shall perform the duties of the Controller.

    SECTION  12.   SALARIES.   The salaries of  all officers  of the Corporation
shall be fixed by or in the manner provided by the Board. If authorized by a resolution of the Board, the salary of any officer

                                     III-8
other than the Chairman of the Board may be fixed by the Chairman of the Board or a Committee of the Board. No officer shall be disqualified from receiving a salary by reason of also being a director of the Corporation.

                                   ARTICLE VI
                                INDEMNIFICATION

    SECTION 1. SCOPE OF INDEMNIFICATION. (a) The Corporation shall indemnify an indemnified representative against any liability incurred in connection with any proceeding in which the indemnified representative may be involved as a party or otherwise, by reason of the fact that such person is or was serving in an indemnified capacity, except to the extent that any such indemnification against a particular liability is expressly prohibited by applicable law or where a judgment or other final adjudication adverse to the indemnified representative establishes, or where the Corporation determines, that his or her acts or omissions (i) were in breach of such person's duty of loyalty to the Corporation or its stockholders, (ii) were not in good faith or involved intentional misconduct or a knowing violation of law, or (iii) resulted in receipt by such person of an improper personal benefit. The rights granted by this Article shall not be deemed exclusive of any other rights to which those seeking indemnification, contribution, or advancement of expenses may be entitled under any statute, certificate of incorporation, agreement, contract of insurance, vote of stockholders or disinterested directors, or otherwise. The rights of indemnification and advancement of expenses provided by or granted pursuant to this Article shall continue as to a person who has ceased to be an indemnified representative in respect of matters arising prior to such time and shall inure to the benefit of the heirs, executors, administrators and personal representatives of such a person.

    (b) If an indemnified representative is not entitled to indemnification with respect to a portion of any liabilities to which such person may be subject, the Corporation shall nonetheless indemnify such indemnified representative to the maximum extent for the remaining portion of the liabilities.

    (c) The termination of a proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the indemnified representative is not entitled to indemnification.

    (d) To the extent permitted by law, the payment of indemnification provided for by this Article, including the advancement of expenses pursuant to Section 2 of this Article VI, with respect to proceedings other than those brought by or in the right of the Corporation, shall be subject to the conditions that the indemnified representative shall give the Corporation prompt notice of any proceeding, that the Corporation shall have complete charge of the defense of such proceeding and the right to select counsel for the indemnified representative, and that the indemnified representative shall assist and cooperate fully in all matters respecting the proceeding and its defense or settlement. The Corporation may waive any or all of the conditions set forth in the preceding sentence. Any such waiver shall be applicable only to the specific payment for which the waiver is made and shall not in any way obligate the Corporation to grant such waiver at any future time. In the event of a conflict of interest between the indemnified representative and the Corporation that would disqualify the Corporation's counsel from representing the indemnified representative under the rules of professional conduct applicable to attorneys, it shall be the policy of the Corporation to waive any or all of the foregoing conditions subject to such limitations or conditions as the Corporation shall deem to be reasonable in the circumstances.

    (e) For purposes of this Article:

        (1) "indemnified capacity" means any and all past, present, or future services by an indemnified representative in one or more capacities as a director, officer, employee, or agent of the Corporation or, at the request of the Corporation, as a director, officer, employee, agent, fiduciary,

                                     III-9
    or trustee of another corporation, partnership, joint venture, trust, employee benefit plan, or other entity or enterprise; any indemnified representative serving an affiliate of the Corporation in any capacity shall be deemed to be doing so at the request of the Corporation;

        (2) an "affiliate of the Corporation" means an entity that directly or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with, the Corporation;

        (3) "indemnified representative" means any and all directors, officers, and employees of the Corporation and any other person designated as an indemnified representative by the Board;

        (4) "liability" means any damage, judgment, amount paid in settlement, fine, penalty, punitive damage, excise tax assessed with respect to an employee benefit plan, or cost or expense of any nature (including, without limitation, expert witness fees, costs of investigation, litigation and appeal costs, attorneys' fees, and disbursements); and

        (5) "proceeding" means any threatened, pending, or completed action, suit, appeal, or other proceeding of any nature, whether civil, criminal, administrative, or investigative, whether formal or informal, whether external or internal to the Corporation, and whether brought by or in the right of the Corporation, a class of its security holders or otherwise.

    SECTION 2. ADVANCING EXPENSES. All reasonable expenses incurred in good faith by an indemnified representative in advance of the final disposition of a proceeding described in Section 1 of this Article VI shall be advanced to the indemnified representative by the Corporation. Before making any such advance payment of expenses, the Corporation shall receive an undertaking by or on behalf of the indemnified representative to repay such amount if it shall ultimately be determined that such indemnified representative is not entitled to be indemnified by the Corporation pursuant to this Article VI. No advance shall be made by the Corporation if a determination is reasonably and promptly made by a majority vote of disinterested directors, even if the disinterested directors constitute less than a quorum, or (if such a quorum is not obtainable or, even if obtainable, a quorum of disinterested directors so directs) by independent legal counsel in a written opinion, that, based upon the facts known to the Board or counsel at the time such determination is made, the indemnified representative has acted in such a manner as to permit or require the denial of indemnification pursuant to the provisions of Section 1 of this Article VI.

                                  ARTICLE VII
                                 CAPITAL STOCK

    SECTION 1. SHARE OWNERSHIP. (a) Holders of shares of stock of each class of the Corporation shall be recorded on the books of the Corporation and ownership of such stock shall be evidenced by a certificate or other form as shall be approved by the Board. Certificates representing shares of stock of each class shall be signed by, or in the name of, the Corporation by the Chairman of the Board or the President, any Vice President and by the Secretary or any Assistant Secretary or the Treasurer or any Assistant Treasurer of the Corporation, and sealed with the seal of the Corporation, which may be a facsimile thereof. Any or all such signatures may be facsimiles if countersigned by a transfer agent or registrar. Although any officer, transfer agent or registrar whose manual or facsimile signature is affixed to such a certificate ceases to be such officer, transfer agent or registrar before such certificate has been issued, it may nevertheless be issued by the Corporation with the same effect as if such officer, transfer agent or registrar were still such at the date of its issue.

    (b) The stock ledger and blank share certificates shall be kept by the Secretary or by a transfer agent or by a registrar or by any other officer or agent designated by the Board.

    SECTION 2. TRANSFER OF SHARES. Transfers of shares of stock of each class of the Corporation shall be made only on the books of the Corporation by the holder thereof, or by such holder's attorney thereunto authorized by a power of attorney duly executed and filed with the Secretary or a transfer

                                     III-10
agent for such stock, if any, and on surrender of the certificate or certificates, if any, for such shares properly endorsed or accompanied by a duly executed stock transfer power (or by proper evidence of succession, assignment or authority to transfer) and the payment of any taxes thereon; PROVIDED, HOWEVER, that the Corporation shall be entitled to recognize and enforce any lawful restriction on transfer. The person in whose name shares are registered on the books of the Corporation shall be deemed the owner thereof for all purposes as regards the Corporation; PROVIDED, HOWEVER, that whenever any transfer of shares shall be made for collateral security and not absolutely, and written notice thereof shall be given to the Secretary or to such transfer agent, such fact shall be stated in the entry of the transfer. No transfer of shares shall be valid as against the Corporation, its stockholders and creditors for any purpose, except to render the transferee liable for the debts of the Corporation to the extent provided by law, until it shall have been entered in the stock records of the Corporation by an entry showing from and to whom transferred.

    SECTION 3. REGISTERED STOCKHOLDERS AND ADDRESSES OF STOCKHOLDERS. (a) The Corporation shall be entitled to recognize the exclusive right of a person registered on its records as the owner of shares of stock to receive dividends and to vote as such owner, shall be entitled to hold liable for calls and assessments a person registered on its records as the owner of shares of stock, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares of stock on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Delaware.

    (b) Each stockholder shall designate to the Secretary or transfer agent of the Corporation an address at which notices of meetings and all other corporate notices may be delivered or mailed to such person, and, if any stockholder shall fail to designate such address, corporate notices may be delivered to such person by mail directed to such person at such person's post office address, if any, as the same appears on the stock record books of the Corporation or at such person's last known post office address.

    SECTION 4. LOST, DESTROYED AND MUTILATED CERTIFICATES. The Corporation may issue to any holder of shares of stock the certificate for which has been lost, stolen, destroyed or mutilated a new certificate or certificates for shares, upon the surrender of the mutilated certificate or, in the case of loss, theft or destruction of the certificate, upon satisfactory proof of such loss, theft or destruction. The Board, or a committee designated thereby, or the transfer agents and registrars for the stock, may, in their discretion, require the owner of the lost, stolen or destroyed certificate, or such person's legal representative, to give the Corporation a bond in such sum and with such surety or sureties as they may direct to indemnify the Corporation and said transfer agents and registrars against any claim that may be made on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate.

    SECTION 5. REGULATIONS. The Board may make such additional rules and regulations as it may deem expedient concerning the issue and transfer of certificates representing shares of stock of each class of the Corporation and may make such rules and take such action as it may deem expedient concerning the issue of certificates in lieu of certificates claimed to have been lost, destroyed, stolen or mutilated.

    SECTION 6. FIXING DATE FOR DETERMINATION OF STOCKHOLDERS OF RECORD. In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or entitled to receive payment of any dividend or other distribution or allotment or any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board may fix, in advance, a record date, which shall not be more than 60 nor less than 10 days before the date of such meeting, nor more than 60 days prior to any other action. A determination of stockholders entitled to notice of or to vote at a meeting of the stockholders shall apply to any adjournment of the meeting; PROVIDED, HOWEVER, that the Board may fix a new record date for the adjourned meeting.

                                     III-11

    SECTION 7.   TRANSFER  AGENTS AND  REGISTRARS.   The Board  may appoint,  or
authorize any officer or officers to appoint, one or more transfer agents and one or more registrars.

                                  ARTICLE VIII
                                      SEAL

    The Board shall provide a corporate seal, which shall be in the form of a circle and shall bear the full name of the Corporation and the words and figures of "Corporate Seal Delaware", or such other words or figures as the Board may approve and adopt. The seal may be used by causing it or a facsimile thereof to be impressed or affixed or in any other manner reproduced.

                                   ARTICLE IX
                                  FISCAL YEAR

    The fiscal year of the Corporation shall end on the 31st day of December in each year.

                                   ARTICLE X
                                   AMENDMENTS

    Any bylaw may be adopted, repealed, altered or amended by two-thirds of the entire Board at any meeting thereof. The stockholders of the Corporation shall have the power to amend, alter or repeal any provision of these bylaws only to the extent and in the manner provided in the Certificate.

                                     III-12

                                                                        ANNEX IV

                       COLORADO BUSINESS CORPORATION ACT

                                  ARTICLE 113
                               DISSENTERS' RIGHTS
                                     PART 1
                     RIGHT OF DISSENT -- PAYMENT FOR SHARES

    7-113-101  DEFINITIONS. --  For purposes of this article:

    (1) "Beneficial shareholder" means the beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

    (2) "Corporation" means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring domestic or foreign corporation, by merger or share exchange of that issuer.

    (3) "Dissenter" means a shareholder who is entitled to dissent from corporate action under section 7-113-102 and who exercises that right at the time and in the manner required by part 2 of this article.

    (4) "Fair value", with respect to a dissenter's shares, means the value of the shares immediately before the effective date of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action expect to the extent that exclusion would be inequitable.

    (5) "Interest" means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at the legal rate as specified in section 5-12-101. C.R.S.

    (6) "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares that are registered in the name of a nominee to the extent such owner is recognized by the corporation as the shareholder as provided in section 7-107-204.

    (7) "Shareholder" means either a record shareholder or a beneficial shareholder.

    7-113-102 RIGHT TO DISSENT. -- (1) A shareholder, whether or not entitled to vote, is entitled to dissent and obtain payment of the fair value of his or her shares in the event of any of the following corporate actions:

        (a) Consummation of a plan of merger to which the corporation is a part if:

           (I) Approval by the shareholders of that corporation is required for the merger by section 7-111-103 or 7-111-104 or by the articles of incorporation, or

           (II) The corporation is a subsidiary that is merged with its parent corporation under section 7-111-104;

        (b) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired;

        (c) Consummation of a sale, lease, exchange, or other disposition of all, or substantially all, of the property of the corporation for which a shareholder vote is required under section 7-112-102(1); and

        (d) Consummation of a sale, lease, exchange, or other disposition of all, or substantially all, of the property of an entity controlled by the corporation if the shareholders of the corporation were entitled to vote upon the consent of the corporation to the disposition pursuant to section 7-112-102 (2).

    (2) A shareholder, whether or not entitled to vote, is entitled to dissent and obtain payment of the fair value of the shareholder's shares in the event of:

        (a) An amendment to the articles of incorporation that materially and adversely affects rights in respect of the shares because it:

           (I) Alters or abolishes a preferential right of the shares; or

           (II) Creates, alters, or abolishes a right in respect of redemption of the shares, including a provision respecting a sinking fund for their redemption or repurchase; or

        (b) An amendment to the articles of incorporation that affects rights in respect of the shares because it:

           (I) Excludes or limits the right of the shares to vote on any matter, or to cumulate votes, other than a limitation by dilution through issuance of shares or other securities with similar voting rights; or

           (II) Reduces the number of shares owned by the shareholder to a fraction of a share or to scrip if the fractional share or scrip so created is to be acquired for cash or the scrip is to be voided under section 7-106-104.

    (3) A shareholder is entitled to dissent and obtain payment of the fair value of the shareholder's shares in the event of any corporate action to the extent provided by the bylaws or a resolution of the board of directors.

    (4) A shareholder entitled to dissent and obtain payment for the shareholder's shares under this article may not challenge the corporate action creating such entitlement unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

    7-113-103 DISSENT BY NOMINEES AND BENEFICIAL OWNERS. -- (1) A record shareholder may assert dissenter's rights as to fewer than all the shares registered in the record shareholder's name only if the record shareholder dissents with respect to all shares beneficially owned by any one person and causes the corporation to receive written notice which states such dissent and the name, address, and federal taxpayer identification number, if any, of each person on whose behalf the record shareholder asserts dissenters' rights. The rights of a record shareholder under this subsection (1) are determined as if the shares as to which the record shareholder dissents and the other shares of the record shareholder were registered in the names of different shareholders.

    (2) A beneficial shareholder may assert dissenters' rights as to the shares held on the beneficial shareholders' behalf only if:

        (a) The beneficial shareholder causes the corporation to receive the record shareholder's written consent to the dissent not later than the time the beneficial shareholder asserts dissenters' rights; and

        (b) The beneficial shareholder dissents with respect to all shares beneficially owned by the beneficial shareholder.

    (3) The Corporation may require that, when a shareholder dissents with respect to the shares held by any one or more beneficial shareholders, each such beneficial shareholder must certify to the corporation that the beneficial shareholder and the record shareholder or record shareholders of all shares owned beneficially by the beneficial shareholder have asserted, or will timely assert, dissenters' rights as to all such shares as to which there is no limitation on the ability to exercise dissenters' rights. Any such requirement shall be stated in the dissenters' notice given pursuant to section 7-113-203.

                                     PART 2
                  PROCEDURE FOR EXERCISE OF DISSENTER'S RIGHTS

    7-113-201 NOTICE OF DISSENTERS' RIGHTS. -- (1) If a proposed corporate action creating dissenters' rights under section 7-113-102 is submitted to a vote at a shareholders' meeting, the notice of the meeting shall be given to all shareholders, whether or not entitled to vote. The notice shall state that shareholders are or may be entitled to assert dissenters' rights under this article and shall be accompanied by a copy of this article and the materials, if any, that, under articles 101 to 117 of this title, are required to be given to shareholders entitled to vote on the proposed action at the meeting. Failure to give notice as provided by this subsection (1) to shareholders not entitled to vote shall not affect any action taken at the shareholders' meeting for which the notice was to have been given.

    (2) If a proposed corporate action creating dissenters' rights under section 7-113-102 is authorized without a meeting of shareholders pursuant to section 7-107-104, any written or oral solicitation of a shareholder to execute a writing consenting to such action contemplated in section 7-107-104 shall be accompanied or preceded by a written notice stating that shareholders are or may be entitled to assert dissenters' rights under this article, by a copy of this article, and by the materials, if any, that, under articles 101 to 117 of this title, would have been required to be given to shareholders entitled to vote on the proposed action if the proposed action were submitted to a vote at a shareholders' meeting. Failure to give notice as provided by this subsection (2) to shareholders not entitled to vote shall not affect any action taken pursuant to section 7-107-104 for which the notice was to have been given.

    7-113-202 NOTICE OF INTENT TO DEMAND PAYMENT. -- (1) If a proposed corporate action creating dissenters' rights under section 7-113-102 is submitted to a vote at a shareholders' meeting, a shareholder who wishes to assert dissenters' rights shall:

        (a) Cause the corporation to receive, before the vote is taken,  written
    notice   of  the   shareholder's  intention   to  demand   payment  for  the
    shareholder's shares if the proposed corporate action is effectuated; and

        (b) Not vote the shares in favor of the proposed action.

    (2) If a proposed corporate action creating dissenters' rights under section 7-113-102 is authorized without a meeting of shareholders pursuant to section 7-107-104, a shareholder who wishes to assert dissenters' rights shall not execute a writing consenting to the proposed corporate action.

    (3) A shareholder who does not satisfy the requirements of subsection (1) or
(2) of this section is not entitled to demand payment for the shareholder's shares under this article.

    7-113-203 DISSENTERS' NOTICE. -- (1) If a proposed corporate action creating dissenters' rights under section 7-113-102 is authorized, the corporation shall give a written dissenters' notice to all shareholders who are entitled to demand payment for their shares under this article.

    (2) The dissenters' notice required by subsection (1) of this section shall be given no later than ten days after the effective date of the corporate action creating dissenters' rights under section 7-113-102 and shall:

        (a) State that the corporate action was authorized and state the effective date or proposed effective date of the corporate action;

        (b) State an address at which the corporation will receive payment demands and the address of a place where certificates for certificated shares must be deposited.

        (c) Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

        (d) Supply a form for demanding payment, which form shall request a dissenter to state an address to which payment is to be made;

        (e) Set the date by which the corporation must receive the payment demand and certificates for certificated shares, which date shall not be less than thirty days after the date the notice is required by subsection
    (1) of this section is given;

        (f) State the requirement contemplated in section 7-113-103(3), if such requirement is imposed; and

        (g) Be accompanied by a copy of this article.

    7-113-204 PROCEDURE TO DEMAND PAYMENT. -- (1) A shareholder who is given a dissenters' notice pursuant to section 7-113-203 and who wishes to assert dissenters' rights shall, in accordance with the terms of the dissenters' notice:

        (a) Cause the corporation to receive a payment demand, which may be the payment demand form contemplated in section 7-113-203(2)(d), duly completed, or may be stated in another writing; and

        (b) Deposit the shareholder's certificates for certificated shares.

    (2) A shareholder who demands payment in accordance with subsection (1) of this section retains all rights of a shareholder, except the right to transfer the shares, until the effective date of the proposed corporate action giving rise to the shareholder's exercise of dissenters' rights and has only the right to receive payment for the shares after the effective date of such corporate action.

    (3) Except as provided in section 7-113-207 or 7-113-209(1)(b), the demand for payment and deposit of certificates are irrevocable.

    (4) A shareholder who does not demand payment and deposit the shareholder's share certificates as required by the date or dates set in the dissenters' notice is not entitled to payment for the shares under this article.

    7-113-205 UNCERTIFICATED SHARES. -- (1) Upon receipt of a demand for payment under section 7-113-204 from a shareholder holding uncertificated shares, and in lieu of the deposit of certificates representing the shares, the corporation may restrict the transfer thereof.

    (2) In all other respects, the provisions of section 7-113-204 shall be applicable to shareholders who own uncertificated shares.

    7-113-206 PAYMENT. -- (1) Except as provided in section 7-113-208, upon the effective date of the corporate action creating dissenters' rights under section 7-113-102 or upon receipt of a payment demand pursuant to section 7-113-204, whichever is later, the corporation shall pay each dissenter who complied with section 7-113-204, at the address stated in the payment demand, or if no such address is stated in the payment demand, at the address shown on the corporation's current record of shareholders for the record shareholder holding the dissenter's shares, the amount the corporation estimates to be the fair value of the dissenter's shares, plus accrued interest.

    (2) The payment made pursuant to subsection (1) of this section shall be accompanied by:

        (a) The corporation's balance sheet as of the end of its most recent fiscal year or, if that is not available, the corporation's balance sheet as of the end of a fiscal year ending not more than sixteen months before the date of payment, an income statement for that year, and, if the corporation customarily provides such statements to shareholders, a statement of changes in shareholders' equity for that year and a statement of cash flow for that year, which balance sheet and statements shall have been audited if the corporation customarily provides audited financial statements to shareholders, as well as the latest available financial statements, if any, for the interim or full-year period, which financial statements need not be audited;

        (b) A statement of the corporation's estimate of the fair value of the shares;

        (c) An explanation of how the interest was calculated;

        (d) A statement of the dissenter's right to demand payment under section 7-113-209; and

        (e) A copy of this article.

    7-113-207 FAILURE TO TAKE ACTION. -- (1) If the effective date of the corporate action creating dissenters' rights under section 7-113-102 does not occur within sixty days after the date set by the corporation by which the corporation must receive the payment demand as provided in section 7-113-203, the corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

    (2) If the effective date of the corporate action creating dissenters' rights under section 7-113-102 occurs more than sixty days after the date set by the corporation by which the corporation must receive the payment demand as provided in section 7-113-203, then the corporation shall send a new dissenters' notice, as provided in section 7-113-203, and the provisions of sections 7-113-204 to 7-113-209 shall again be applicable.

    7-113-208 SPECIAL PROVISIONS RELATING TO SHARES ACQUIRED AFTER ANNOUNCEMENT OF PROPOSED CORPORATE ACTION. -- (1) The corporation may, in or with the dissenters' notice given pursuant to section 7-113-203, state the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action creating dissenters' rights under section 7-113-102 and state that the dissenter shall certify in writing, in or with the dissenter's payment demand under section 7-113-204, whether or not the dissenter (or the person on whose behalf dissenters' rights are asserted) acquired beneficial ownership of the shares before that date. With respect to any dissenter who does not so certify in writing, in or with the payment demand, that the dissenter or the person on whose behalf the dissenter asserts dissenters' rights acquired beneficial ownership of the shares before such date, the corporation may, in lieu of making the payment provided in section 7-113-206, offer to make such payment if the dissenter agrees to accept it in full satisfaction of the demand.

    (2) An offer to make payment under subsection (1) of this section shall include or be accompanied by the information required by section 7-113-206 (2).

    7-113-209  PROCEDURE IF DISSENTER IS DISSATISFIED WITH PAYMENT OR OFFER.  --
(1) A dissenter may give notice to the corporation in writing of the dissenter's estimate of the fair value of the dissenter's shares and of the amount of interest due and may demand payment of such estimate, less any payment made under section 7-113-206, or reject the corporation's offer under section 7-113-208 and demand payment of the fair value of the shares and interest due, if:

        (a) The dissenter believes that the amount paid under section 7-113-26 or offered under section 7-113-208 is less than the fair value of the shares or that the interest due was incorrectly calculated;

        (b) The corporation fails to make payment under section 7-113-206 within sixty days after the date set by the corporation by which the corporation must receive the payment demand; or

        (c) The corporation does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares as required by section 7-113-207 (1).

    (2) A dissenter waives the right to demand payment under this section unless the dissenter causes the corporation to receive the notice required by subsection (1) of this section within thirty days after the corporation made or offered payment for the dissenter's shares.

                                     PART 3
                          JUDICIAL APPRAISAL OF SHARES

    7-113-301 COURT ACTION. -- (1) If a demand for payment under section 7-113-209 remains unresolved, the corporation may, within sixty days after receiving the payment demand, commence a proceeding and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the sixty-day period, it shall pay to each dissenter whose demand remains unresolved the amount demanded.

    (2) The corporation  shall commence the  proceeding described in  subsection
(1) of this section in the district court of the county in this state where the corporation's principal office is located or, if it has no principal office in this state, in the district court of the county in which its registered office is located. If the corporation is a foreign corporation without a registered office in this state, it shall commence the proceeding in the county in this state where the registered office of the domestic corporation merged into, or whose shares were acquired by, the foreign corporation was located.

    (3) The corporation shall make all dissenters, whether or not residents of this state, whose demands remain unresolved parties to the proceeding commenced under subsection (2) of this section as in an action against their share, and all parties shall be served with a copy of the petition. Service on each dissenter shall be registered or certified mail, to the address stated in such dissenter's payment demand, or if no such address is stated in the payment demand, at the address shown on the corporation's current record of shareholders for the record shareholder holding the dissenter's shares, or as provided by law.

    (4) The jurisdiction of the court in which the proceeding is commenced under subsection (2) of this section is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to such order. The parties to the proceeding are entitled to the same discovery rights as parties in other civil proceedings.

    (5) Each dissenter made a party to the proceeding commenced under subsection
(2) of this section is entitled to judgment for the amount, if any, by which the court finds the fair value of the dissenter's shares, plus interest, exceeds the amount paid by the corporation, or for the fair value, plus interest, of the dissenter's shares for which the corporation elected to withhold payment under section 7-113-208.

    7-113-302 COURT COSTS AND COUNSEL FEES. -- (1) The court in an appraisal proceeding commenced under section 7-113-301 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation; except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under section 7-113-209.

    (2) The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

        (a) Against the corporation and in favor of any dissenters if the court finds the corporation did not substantially comply with the requirements of part 2 of this article; or

        (b) Against either the corporation or one or more dissenters, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this article.

    (3) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to said counsel reasonable fees to be paid out of the amounts awarded to the dissenters who were benefited.

                                                                         ANNEX V

                                 U S WEST, INC.

Selected Financial Data.............................................................        V-2

Management's Discussion and Analysis of Financial Condition and
 Results of Operations..............................................................        V-4

Index to Consolidated Financial Statements..........................................       V-27

                                 U S WEST, INC.
                            SELECTED FINANCIAL DATA

    The following table sets forth Selected Financial Data of U S WEST and should be read in conjunction with the U S WEST Management's Discussion and Analysis of Financial Condition and Results of Operations and financial statements and notes thereto. See "-- U S WEST, Inc. -- Management's Discussion and Analysis of Financial Condition and Results of Operations" and "-- Consolidated Financial Statements." The Selected Financial Data at December 31, 1994, 1993, 1992, 1991 and 1990, and for each of the five years ended December 31, 1994, are derived from the Consolidated Financial Statements of U S WEST which have been audited by Coopers & Lybrand L.L.P., independent certified public accountants. See "Experts." The Selected Financial Data at June 30, 1995 and 1994, and for the six months ended June 30, 1995 and 1994, are derived from the unaudited Consolidated Financial Statements of U S WEST, which have been prepared on the same basis as U S WEST's audited Consolidated Financial Statements and, in the opinion of management, contain all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations for these periods.

                                                         SIX MONTHS ENDED
                                                             JUNE 30,                      YEAR ENDED DECEMBER 31,
                                                      ----------------------  -------------------------------------------------
                                                         1995        1994       1994      1993       1992      1991      1990
                                                      ----------  ----------  --------  ---------  --------  --------  --------
                                                                   DOLLARS IN MILLIONS (EXCEPT PER SHARE AMOUNTS)
FINANCIAL DATA
Sales and other revenues............................     $ 5,722     $ 5,349   $10,953    $10,294   $ 9,823   $ 9,528   $ 9,369
Income from continuing operations (1)...............         648         699     1,426        476     1,076       840     1,145
Net income (loss) (2)...............................         648         699     1,426    (2,806)      (614)      553     1,199

Total assets........................................     $24,193     $21,193   $23,204    $20,680   $23,461   $23,375   $22,160
Total debt (3)......................................       8,990       7,231     7,938      7,199     5,430     5,969     5,147
Shareowners' equity.................................       7,679       6,597     7,382      5,861     8,268     9,587     9,240

Earnings per common share (continuing operations)
 (1)................................................        1.37        1.56      3.14       1.13      2.61      2.09      2.97
Earnings (loss) per common share....................        1.37        1.56      3.14     (6.69)     (1.49)     1.38      3.11
Dividends per common share..........................        1.07        1.07      2.14       2.14      2.12      2.08      2.00
Book value per common share.........................       16.31       14.52     15.73      13.29     19.95     23.39     23.48

Return on common shareowners' equity (4)............        17.0%       22.1%     21.6%    --          14.4%      5.7%     13.7%
Percentage of debt to total capital (3).............        53.9%       52.3%     51.8%      55.1%     39.6%     38.4%     35.8%
Capital expenditures (3)............................     $ 1,365     $ 1,227   $ 2,820    $ 2,441   $ 2,554   $ 2,425   $ 2,217
OPERATING DATA
EBITDA (5)..........................................  $    2,451  $    2,287  $  4,559  $   4,228  $  3,963  $  3,920  $  3,889
Telephone network access lines in service
 (thousands)........................................      14,518      14,009    14,336     13,843    13,345    12,935    12,562
Billed access minutes of use (millions).............      28,058      25,630    52,275     48,123    44,369    41,701    38,832
Cellular subscribers................................   1,165,000     738,000   968,000    601,000   415,000   300,000   219,000
Cable television basic subscribers served...........     509,000     473,000   486,000     --         --        --        --
Employees...........................................      61,448      61,320    61,505     60,778    63,707    65,829    65,469
Number of common shareowners........................     798,009     831,620   816,099    836,328   867,773   899,082   935,530
Weighted average common shares outstanding
 (thousands)........................................     469,490     449,024   453,316    419,365   412,518   401,332   386,012
PRO FORMA INFORMATION
Earnings per share of Communications Stock..........  $     1.29  $     1.30  $   2.53
Average shares outstanding of Communications Stock
 (thousands)........................................     469,490     449,024   453,316
Earnings per share of Media Stock...................  $     0.08  $     0.26  $   0.61
Average shares outstanding of Media Stock
 (thousands)........................................     469,490     449,024   453,316

------------------------------
(1) Income for the first six months of 1995 includes gains of $49 ($.10 per share) on the sales of rural telephone exchanges. Income for the first six months of 1994 includes gains of $31 ($.07 per share) on the sales of rural telephone exchanges and a gain of $41 ($.09 per share) on the sale of the Company's paging unit. 1994 income from continuing operations includes a gain of $105 ($.23 per share) on the sale of 24.4 percent of U S WEST's joint venture interest in cable television/telephone operations in the United Kingdom (TeleWest), a gain of $41 ($.09 per share) on the sale of the company's paging unit and a gain of $51 ($.11 per share) on the sales of certain rural telephone exchanges. 1993 income from continuing operations was reduced by a restructuring charge of $610 ($1.46 per share) and $54 ($.13 per share) for the cumulative effect on deferred taxes of the 1993 federally mandated increase in income tax rates. 1991 income from continuing operations was reduced by a restructuring charge of $230 ($.57 per share).

(2)  1993  net income was reduced by  extraordinary charges of $3,123 ($7.45 per
     share)  for  the  discontinuance  of  Statement  of  Financial   Accounting
     Standards  ("SFAS")  No.  71  and  $77  ($.18  per  share)  for  the  early extinguishment of debt.  1993 net  income also  includes a  charge of  $120
     ($.28  per share) for U S WEST's  decision to discontinue the operations of its capital assets  segment. 1992 net  income includes a  charge of  $1,793
     ($4.35  per  share)  for  the cumulative  effect  of  change  in accounting principles. Discontinued operations provided net income (loss) of $38 ($.09 per share), $103 ($.25  per share), $(287) ($.71  per share) and $54  ($.14 per share) in 1993, 1992, 1991 and 1990, respectively.
(3)  Capital  expenditures, debt  and the  percentage of  debt to  total capital exclude discontinued operations.
(4)  1993 return on shareowners' equity is not presented. Return on shareowners'
     equity for  fourth quarter  1993  was 19.9  percent  based on  income  from continuing  operations.  1992 return  on  shareowners' equity  is  based on income before the cumulative effect of change in accounting principles.
(5)  The Company  considers EBITDA  an important  indicator of  the  operational strength  and performance of its businesses. EBITDA, however, should not be considered as an alternative to operating or net income as an indicator  of the  performance of the  Company's businesses or as  an alternative to cash flows from operating  activities as a  measure of liquidity,  in each  case determined in accordance with GAAP.

                                 U S WEST, INC.
                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                (DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

    U S WEST's operations consist of the Communications Group, which has moderate, though consistent, growth and generates substantial income and cash flows, and the Media Group. Most of the businesses in the Media Group are in a stage of rapid customer and network expansion, which will result in near-term earnings dilution.

    COMMUNICATIONS GROUP. The major component of the Communications Group is U S WEST Communications, which provides telecommunications services in 14 western and midwestern states, serving approximately 80 percent of the region's population and approximately 40 percent of its geographic area. U S WEST Communications offers local, exchange access and long-distance network services. About 28 percent of the Company's access lines are devoted to providing services to business customers. The access line growth rate for business customers, who tend to be heavier users of the telephone network, has consistently exceeded the growth rate for residential customers.

    The majority of U S WEST Communications' revenues are derived from traditional telephone services. U S WEST Communications will incur future capital and operating expenditures for deployment of a broadband network. The Company expects this network to generate new revenues through a variety of new product and service offerings. However, the amount and timing of future revenues related to multimedia service offerings are difficult to predict. The Company believes the broadband network also will improve the quality of customer service and result in greater network efficiency and lower maintenance costs.

    MEDIA   GROUP.    The  Media  Group   is  comprised  of:  (i)  domestic  and
international multimedia content and services businesses, (ii) domestic and international wireless communications network businesses and (iii) cable and telecommunications network businesses outside of the Communications Group Region and internationally. The Media Group's multimedia content and services business develops and packages content and information services, including telephone directories, database marketing and other interactive services in domestic and international markets. The Media Group, through NewVector, provides domestic wireless communications services, including cellular services, to a rapidly growing customer base. The Media Group also provides wireless communications services internationally through its joint venture in Mercury Personal Communications ("Mercury One-2-One"), the world's first PCS service. The Media Group's cable and telecommunications businesses include the interests in TWE and the Atlanta Systems, and international cable and telecommunications investments, including TeleWest. While the Company's central European wireless ventures generate positive net income and cash flow, most of the Company's international equity investments are in start-up phases and will not show positive net income or cash flow until they mature.

RESULTS OF OPERATIONS
    SIX MONTHS ENDED JUNE 30, 1995 COMPARED WITH SIX MONTHS ENDED JUNE 30, 1994

    NET INCOME

                                                                                    SIX MONTHS
                                                                                      ENDED
                                                                                     JUNE 30,
                                                                                    (UNAUDITED)
                                                                         PERCENT    ----------   INCREASE
                                                                        OWNERSHIP   1995  1994  (DECREASE)
                                                                        ---------   ----  ----  ----------
COMMUNICATIONS GROUP:
  U S WEST Communications, Inc........................................     100      $612  $592    $  20
  Other...............................................................     100        (4)   (8)       4
                                                                                    ----  ----  ----------
      Total Communications Group......................................               608   584       24
                                                                                    ----  ----  ----------
MEDIA GROUP:
  Consolidated:
    Multimedia content and services...................................     100       114   127      (13)
    Wireless communications...........................................     100        32    51      (19)
    Cable and telecommunications......................................     100        (6)  --        (6)
  Unconsolidated equity investments:
    Time Warner Entertainment Company, L.P. (1).......................    25.5       (13)  (11)      (2)
    TeleWest Communications plc.......................................    37.8       (12)  (14)       2
    Mercury One-2-One.................................................    50.0       (39)  (24)     (15)
  Other (2)...........................................................               (36)  (14)     (22)
                                                                                    ----  ----  ----------
      Total Media Group...............................................                40   115      (75)
                                                                                    ----  ----  ----------
Net Income............................................................              $648  $699    $ (51)
                                                                                    ----  ----  ----------
                                                                                    ----  ----  ----------
Earnings per common share.............................................              $1.37 $1.56   $(0.19)
                                                                                    ----  ----  ----------
                                                                                    ----  ----  ----------

------------------------------
(1) Percent ownership represents pro-rata priority capital and residual equity interests.

(2)  Includes other unconsolidated equity investments and divisional expenses.

    U S WEST's net income for the first six months of 1995 was $599, a decrease of $28, or 4.5 percent, compared with the first six months of 1994, excluding gains on asset sales in both periods. Gains on the sales of certain rural telephone exchanges were $49 ($.10 per share) and $31 ($.07 per share) in the first half of 1995 and 1994, respectively. An after tax gain on the sale of paging assets in second quarter 1994 was $41 ($.09 per share).

    The Communications Group's income in the first half of 1995 was $559, an increase of $6, or 1.1 percent, compared with the first half of 1994, excluding the gains on the sales of the rural telephone exchanges. Increased income at the Communications Group is attributable to higher demand for services and access line growth, and lower employee benefit costs, including the effects of certain benefit cost true-ups, largely offset by an increase in operating costs incurred to address current customer service issues.

    The Media Group's income during the first half of 1995 was $40, a decrease of $34, or 46 percent, as compared with the first half of 1994, excluding the effect of last year's gain on the sale of paging assets. The decrease in Media Group income, as adjusted for the asset sale, is primarily attributable to expansion of international ventures, higher financing costs, including the use of debt to partially finance acquisitions, and growth initiatives in multimedia content and services.

    In August 1995, TeleWest announced a definitive agreement to acquire SBC CableComms (UK) ("CableComms") in exchange for shares of TeleWest. Upon completion of the acquisition, which is expected in September 1995, U S WEST will recognize a pretax gain of approximately $150, and will own 26.7 percent of the combined company. The new entity will be the largest cable television and cable telephony operator in the United Kingdom.

    Earnings per common share for the first half of 1995 were $1.27 as compared with $1.40 in 1994, excluding the effects of asset sales. Earnings per share reflect approximately 21 million additional average shares outstanding, including 12.8 million shares issued in connection with the December 1994 purchase of the Atlanta Systems.

    Increased demand for the Company's services resulted in growth in EBITDA  of
7.2 percent for the first six months of 1995 as compared to the same period last year. The Company considers EBITDA an important indicator of the operational strength and performance of its businesses. EBITDA, however, should not be considered as an alternative to operating or net income as an indicator of the performance of the Company's businesses or as an alternative to cash flows from operating activities as a measure of liquidity, in each case determined in accordance with GAAP.

    SALES AND OTHER REVENUES

                                                      SIX MONTHS
                                                        ENDED
                                                       JUNE 30,                                                INCREASE
                                                     (UNAUDITED)                                              (DECREASE)
                                                    --------------    PRICE       REFUND                     ------------
                                                     1995    1994    CHANGES     ACTIVITY   DEMAND   OTHER    $      %
                                                    ------  ------  ----------   --------   ------   -----   ----  ------
COMMUNICATIONS GROUP:
  Local service...................................  $2,126  $2,001     $  4       -$-        $121    $--     $125     6.2
  Interstate access...............................   1,180   1,118      (18)       (10)        90      --      62     5.5
  Intrastate access...............................     372     353      (12)         5         19       7      19     5.4
  Long-distance network...........................     593     696      (15)        --        (28)    (60)   (103)  (14.8)
  Other services..................................     385     366       --         --         --      19      19     5.2
                                                    ------  ------      ---        ---      ------   -----   ----  ------
    Total Communications Group....................   4,656   4,534      (41)        (5)       202     (34)    122     2.7
                                                    ------  ------      ---        ---      ------   -----   ----  ------
MEDIA GROUP:
  Multimedia content and services.................     564     497                                             67    13.5
  Wireless communications.........................     430     365                                             65    17.8
  Cable and telecommunications....................     109      --                                            109      --
  Other...........................................      18      15                                              3    20.0
                                                    ------  ------                                           ----  ------
    Total Media Group.............................   1,121     877                                            244    27.8
                                                    ------  ------                                           ----  ------
Intergroup eliminations...........................     (55)    (62)                                             7    11.3
                                                    ------  ------                                           ----  ------
    Total revenues................................  $5,722  $5,349     $(41)       $(5)      $202    $(34)   $373     7.0
                                                    ------  ------      ---        ---      ------   -----   ----  ------
                                                    ------  ------      ---        ---      ------   -----   ----  ------

    The increase in sales and other revenues was primarily due to increased demand for services at U S WEST Communications, the December 1994 acquisition of the Atlanta Systems and continued subscriber growth in the Company's cellular business.

    COMMUNICATIONS GROUP REVENUE. Local service revenues at U S WEST Communications increased principally as a result of higher demand for services, as evidenced by an increase of 509,000 access lines, or 3.6 percent, during the last 12 months. Access line growth was 4.2 percent as adjusted for the sale of approximately 82,000 rural telephone access lines during the last 12 months.

    Higher revenues from interstate access services resulted from an increase of
9.1 percent in interstate billed access minutes of use for the six months ended June 30, 1995, as compared with the same period in 1994, which more than offset the effects of price reductions and refunds.

    Multiple toll carrier plans were implemented in Oregon and Washington in May and July 1994, respectively. These regulatory arrangements allow independent telephone companies to act as toll carriers. The impact on U S WEST
Communications in the six months ended June 30, 1995, was a long-distance revenue loss of $62, partially offset by an increase in intrastate access revenue of $12, and a decrease in other operating expenses (i.e. access expense otherwise paid to independent companies) of $42.

    Adjusted for the effects of multiple toll carrier plans, long-distance network revenues decreased by 5.9 percent for the first six months of 1995, compared to the same period last year. Long-distance network revenues continue to be impacted by competition.

    Revenues from other services increased primarily as a result of continued market penetration in voice messaging services.

    MEDIA GROUP -- MULTIMEDIA CONTENT AND SERVICES. Domestic revenues related to Yellow Pages directory advertising increased approximately $33, or 7.0 percent, for the six months ended June 30, 1995, as compared with the same period in 1994. The increase is due to pricing and an increase in Yellow Pages advertising volume. Product enhancements and the effect of improved marketing programs on business volume also contributed to the increase in revenues. Non-Yellow Pages revenues increased by $6 in the six months ended June 30, 1995, as compared to the same period in 1994. Partially offsetting these increases was the effect of last year's sale of certain software development and marketing operations, which had contributed approximately $5 in the first quarter of 1994. International directory publishing revenue increased by $33 in the first half of 1995, as compared with the same period in 1994, primarily due to the May 1994 purchase of Thomson Directories Limited ("Thomson Directories").

    MEDIA GROUP -- WIRELESS COMMUNICATIONS. Cellular service revenues increased by $107, or 37.4 percent, for the six months ended June 30, 1995, as compared with the same period in 1994. The growth in cellular service revenues is a result of a 58 percent increase in subscribers during the last twelve months, partially offset by a 13 percent decrease in average revenue per subscriber to $63.00 per month at June 30, 1995. The increase in subscribers is due to lower costs for cellular phone equipment and enhanced service offerings, which has resulted in a shift in the wireless customer base from businesses to consumers. The decrease in average revenue per subscriber is due to the continuing effects of nonbusiness user market penetration.

    Cellular equipment revenues decreased by $14, or 27.5 percent, in the six months ended June 30, 1995, as compared with the same period in 1994. The decrease is primarily due to a 16 percent decrease in unit sales in the first half of 1995, due to the impacts of competition.

    Revenues related to the paging sales and service operations, which were sold in 1994, approximated $28 for the six months ended June 30, 1994, respectively.

    MEDIA  GROUP  --   CABLE  AND  TELECOMMUNICATIONS.     Domestic  cable   and
telecommunications revenues reflect the December 1994 acquisition of the Atlanta Systems.

    COSTS AND EXPENSES

                                                                   SIX MONTHS ENDED          INCREASE
                                                                       JUNE 30,             (DECREASE)
                                                                 --------------------  --------------------
                                                                   1995       1994         $          %
                                                                 ---------  ---------  ---------  ---------
Employee-related expenses......................................  $   1,975  $   1,854        121        6.5
Other operating expenses.......................................      1,069        995         74        7.4
Taxes other than income taxes..................................        227        213         14        6.6
Depreciation and amortization..................................      1,122      1,010        112       11.1
Interest expense...............................................        267        219         48       21.9
Equity losses in unconsolidated ventures.......................         90         57         33       57.9
Other income -- net............................................          2         14        (12)     (85.7)

    Communications Group employee-related expenses increased $61 for the six months ended June 30, 1995, compared with the same period in 1994. Higher employee-related expenses at the Communications Group are a result of business growth and related customer service issues, which have been impacted by a temporary decline in productivity caused by a major rearrangement of resources due to restructuring. Growth in employee-related expenses at Communications Group is expected to continue throughout the remainder of the year. Overtime payments and contract labor increased employee-related expenses at the Communications Group by approximately $95 for the first six months of 1995, as compared to the same period in 1994. Partially offsetting these increases were lower health-care benefit costs, including a reduction in the accrual for postretirement benefits, and certain benefit cost true-ups.

    Since December 1993, the Communications Group has separated 3,560 employees under the Restructuring Plan. See "Restructuring Charges." These separations have been partially offset by the addition of approximately 2,100 employees (a significant portion of which are temporary) primarily dedicated to improving customer service and also developing new business opportunities. Benefits from the net work-force reductions at Communications Group have offset wage and salary increases.

    The Company estimates that it will achieve employee reductions of 9,000 in connection with the Restructuring Plan by the end of 1997. See "Restructuring Charges." These employee reductions will be partially offset by the planned addition of some employees at Communications Group by the end of 1997 to accommodate business growth, including wireless and data transmission services.

    Employee-related expenses also increased  due to the  1994 purchases of  the
Atlanta   Systems  and  Thomson  Directories,  and  growth  initiatives  in  the multimedia content and services segment.

    The 1994 purchases of the Atlanta Systems and Thomson Directories increased other operating expenses by $75 for the first six months of 1995, as compared to the same period in 1994. Additionally, expansion of the cellular customer base increased other operating expenses by $24 for the first six months of 1995, as compared to the same period in 1994. Partially offsetting these cost increases was the multiple toll carrier plan effect on other operating expenses at U S WEST Communications.

    Increased depreciation and amortization expense was attributable to the effects of a higher depreciable asset base at U S WEST Communications and the purchase of the Atlanta Systems.

    Equity   losses  in  unconsolidated  ventures  increased  primarily  due  to increased network expansion costs at Mercury One-2-One and the impacts of new investments.

    Interest expense increased primarily as a result of increased debt at U S WEST Communications, the purchase of the Atlanta Systems, partially financed through the issuance of short-term debt, and a reclassification of certain debt to continuing operations from net investment in assets held for sale.

    RESTRUCTURING CHARGES

    The Company's 1993 results reflected a $1 billion restructuring charge (pretax). The related restructuring plan (the "Restructuring Plan") is designed to provide faster, more responsive customer services while reducing the costs of providing these services. As part of the Restructuring Plan, the Company is developing new systems and enhanced system functionality that will enable it to monitor networks to reduce the risk of service interruptions, activate telephone service on demand, rapidly design and engineer new services for customers and centralize its service centers. The Company is consolidating its 560 customer service centers into 26 centers in 10 cities and reducing its total work force by approximately 9,000 employees.

    The Restructuring Plan is scheduled to be completed by the end of 1997. Implementation to date has been driven by growth in the business and related service issues, revisions to system delivery schedules and productivity issues caused by the major rearrangement of resources due to restructuring. These issues may continue to affect the timing of the implementation of the Restructuring Plan.

    Following is a schedule of the costs included in the Restructuring Plan:

                                                                        ACTUAL                    ESTIMATE
                                                                 --------------------  -------------------------------
                                                                   1993       1994       1995       1996       1997       TOTAL
                                                                 ---------  ---------  ---------  ---------  ---------  ---------
Cash expenditures:
  Employee separation (1)......................................  $  --      $      19  $      68  $     107  $      66  $     260
  Systems development..........................................     --            127        161        112     --            400
  Real estate..................................................     --             50         77          3     --            130
  Relocation...................................................     --             21         52          2          5         80
  Retraining and other.........................................     --             16         30         12          7         65
                                                                 ---------  ---------  ---------  ---------        ---  ---------
Total cash expenditures........................................     --            233        388        236         78        935
Asset write-down...............................................         65     --         --         --         --             65
                                                                 ---------  ---------  ---------  ---------        ---  ---------
Total Plan.....................................................         65        233        388        236         78      1,000
Remaining 1991 plan employee costs (1).........................     --             56     --         --         --             56
                                                                 ---------  ---------  ---------  ---------        ---  ---------
Total (2)......................................................  $      65  $     289  $     388  $     236  $      78  $   1,056
                                                                 ---------  ---------  ---------  ---------        ---  ---------
                                                                 ---------  ---------  ---------  ---------        ---  ---------

------------------------
(1) Employee separation costs, including the balance of the 1991 restructuring reserve at December 31, 1993, aggregate $316.

(2) The Restructuring Plan also provides for capital expenditures of $490 over the life of the Restructuring Plan.

    Employee separation costs include severance payments, health-care coverage and postemployment education benefits. System development costs include new systems and the application of enhanced system functionality to existing, single-purpose systems to provide integrated, end-to-end customer service. A substantial portion of the work-force reductions will be enabled by developing new systems and enhanced system functionality, which will simplify the current, labor-intensive interfaces between existing processes. Real estate costs include preparation costs for the new service centers. The relocation and retraining costs are related to moving employees to the new service centers and retraining employees on the methods and systems required in the new, restructured mode of operation.

    The Company estimates that full implementation of the Restructuring Plan will reduce employee-related expenses by approximately $400 per year. These savings are expected to be offset by the effects of inflation. Future operating costs also will be impacted by business growth.

    EMPLOYEE SEPARATION. Net employee reductions will total 9,000 under the Restructuring Plan. While the Company will separate 10,000 employees, approximately 1,000 employees that were originally expected to relocate have chosen separation or other job assignments and will be replaced. The estimated total cost for employee separations is $316, compared with $286 in the original estimate. The $30 cost associated with these additional employee separations has been reclassified from relocation to the reserve for employee separations.

    The following estimates of employee separations and related amounts reflect the extension of employee reductions into 1997;

                                                           ESTIMATE      ACTUAL                ESTIMATE
                                                          -----------  -----------  -------------------------------
                                                             1994       1994 (1)      1995       1996       1997       TOTAL
                                                          -----------  -----------  ---------  ---------  ---------  ---------
Employee separations
  Managerial............................................       1,061          497         862        840        521      2,720
  Occupational..........................................       1,887        1,683       1,288      2,660      1,649      7,280
                                                               -----        -----   ---------  ---------  ---------  ---------
    Total...............................................       2,948        2,180       2,150      3,500      2,170     10,000
                                                               -----        -----   ---------  ---------  ---------  ---------
                                                               -----        -----   ---------  ---------  ---------  ---------


                                                           ESTIMATE      ACTUAL                ESTIMATE
                                                          -----------  -----------  -------------------------------
                                                             1994       1994 (1)      1995       1996       1997       TOTAL
                                                          -----------  -----------  ---------  ---------  ---------  ---------
Employee separation amounts
  Managerial............................................   $      25    $       5   $      32  $      33  $      20  $      90
  Occupational..........................................          15           14          36         74         46        170
                                                               -----        -----   ---------  ---------  ---------  ---------
    Total...............................................          40           19          68        107         66        260
  Remaining 1991 reserve................................          56           56      --         --         --             56
                                                               -----        -----   ---------  ---------  ---------  ---------
    Total...............................................   $      96    $      75   $      68  $     107  $      66  $     316
                                                               -----        -----   ---------  ---------  ---------  ---------
                                                               -----        -----   ---------  ---------  ---------  ---------

------------------------
(1) Includes the remaining employees and the separation amounts associated with the balance of the 1991 restructuring reserve at December 31, 1993.

    Compared with the original estimates, employee reduction and separation amounts shown above have been reduced by 1,319 employees and $35 in 1995, and increased by 900 employees and $20 in 1996, and 2,170 employees and $66 in 1997.

    SYSTEMS DEVELOPMENT. U S WEST Communications' existing information management systems were largely developed to support a monopoly environment. These systems have become increasingly inadequate due to the effects of increased competition, new forms of regulation and changing technology that have driven consumer demand for new services that can be delivered quickly, reliably and economically. The Company believes that improved customer service, delivered at lower cost, can be achieved by a combination of new systems and introducing new functionality to existing systems. This is a change from the Company's initial strategy which placed more emphasis on the development of new systems. The Restructuring Plan is now less dependent on development of entirely new, untested systems and related technology.

    The systems development program involves new systems and enhanced system functionality for systems that support the following core processes:

        Service Delivery -- to support service on demand for all products and services. These new systems and enhanced system functionality will permit one customer service representative to handle all facets of a customer's requirements as contrasted to the numerous points of customer interface required today.

        Service  Assurance -- for  performance monitoring from  one location and
    remote  testing  in  the  new  environment,  including  identification   and
    resolution of faults prior to customer impact.

        Capacity Provisioning -- for integrated planning of future network capacity, including the installation of software controllable service components.

    The direct, incremental and nonrecurring costs of providing new systems and enhanced system functionality follow:

                                                                         ESTIMATE      ACTUAL           ESTIMATE
                                                                        -----------  -----------  --------------------
                                                                           1994         1994        1995       1996       TOTAL
                                                                        -----------  -----------  ---------  ---------  ---------
Service delivery......................................................   $      35    $      21   $      21  $      31  $      73
Service assurance.....................................................          45           12          24         28         64
Capacity provisioning.................................................          17           57          92         30        179
All other.............................................................          28           37          24         23         84
                                                                             -----        -----   ---------  ---------  ---------
    Total.............................................................   $     125    $     127   $     161  $     112  $     400
                                                                             -----        -----   ---------  ---------  ---------
                                                                             -----        -----   ---------  ---------  ---------

    The Company continues to review its estimates of systems expenditures under the Restructuring Plan. Management does not anticipate any material revisions in total estimated expenditures. However, should expenditures exceed the remaining reserve, additional amounts would be expensed as incurred.

    Systems expenses charged to current operations at U S WEST Communications consist of costs associated with the information management function, including planning, developing, testing and maintaining data bases for general purpose computers, in addition to systems costs related to maintenance of telephone network applications. The key related administrative (i.e. general purpose) systems include customer service, order entry, billing and collection, accounts payable, payroll, human resources and property records. Ongoing systems costs comprised approximately six percent of total operating expenses at U S WEST Communications in 1994, 1993 and 1992. U S WEST Communications expects systems costs charged to current operations as a percent of total operating expenses to approximate the current level throughout the life of the Restructuring Plan. However, systems costs could increase relative to other operating costs as the business becomes more technology dependent.

    PROGRESS UNDER THE RESTRUCTURING PLAN

    Following is a reconciliation of restructuring reserve activity since December 1993.

                                                                                                     CHANGE IN
                                                                                         FIRST      RELOCATION/
                                                 RESERVE                   RESERVE       HALF        EMPLOYEE         RESERVE
                                                 BALANCE       1994        BALANCE       1995       SEPARATION        BALANCE
                                                DEC. 1993    ACTIVITY     DEC. 1994    ACTIVITY      ESTIMATES     JUNE 30, 1995
                                               -----------  -----------  -----------  -----------  -------------  ---------------
Employee separations
  Managerial.................................   $      80    $       5    $      75    $      11     $       7       $      71
  Occupational...............................         150           14          136           28            23             131
                                                    -----        -----        -----        -----           ---           -----
Total separations............................         230           19          211           39            30             202
Systems Development
  Service delivery...........................          73           21           52            7                            45
  Service assurance..........................          64           12           52           11                            41
  Capacity provisioning......................         179           57          122           47                            75
  All other..................................          84           37           47            7                            40
                                                    -----        -----        -----        -----           ---           -----
Total systems................................         400          127          273           72                           201
Real estate..................................         130           50           80           50                            30
Relocation...................................         110           21           89           10           (30)             49
Retraining and other.........................          65           16           49            9                            40
                                                    -----        -----        -----        -----           ---           -----
    Total....................................         935          233          702          180        --                 522
Remaining 1991 Plan expenditures.............          56           56       --           --                            --
                                                    -----        -----        -----        -----           ---           -----
    Total....................................   $     991    $     289    $     702    $     180        --           $     522
                                                    -----        -----        -----        -----           ---           -----
                                                    -----        -----        -----        -----           ---           -----

                                                                                                        CUMULATIVE
                                                                                     FIRST HALF       SEPARATIONS AT
                                                               1994 SEPARATIONS   1995 SEPARATIONS     JUNE 30, 1995
                                                               -----------------  -----------------  -----------------
Employee separations
  Managerial.................................................            497                324                821
  Occupational...............................................          1,683              1,056              2,739
                                                                       -----              -----              -----
    Total....................................................          2,180              1,380              3,560
                                                                       -----              -----              -----
                                                                       -----              -----              -----

    1994 COMPARED WITH 1993
    NET INCOME (LOSS)

                                                                                    1994 (1)   1993 (2)   INCREASE
                                                                                    ---------  ---------  ---------
Income from continuing operations.................................................  $   1,426  $     476  $     950
Loss from discontinued operations.................................................     --            (82)        82
Extraordinary items:
  Discontinuance of SFAS No. 71, net of tax.......................................     --         (3,123)     3,123
  Early extinguishment of debt, net of tax........................................     --            (77)        77
                                                                                    ---------  ---------  ---------
Net income (loss).................................................................  $   1,426  $  (2,806) $   4,232
                                                                                    ---------  ---------  ---------
                                                                                    ---------  ---------  ---------
Earnings per common share from continuing operations..............................  $    3.14  $    1.13  $    2.01
Loss per common share from discontinued operations................................     --           (.19)       .19
Extraordinary items:
  Discontinuance of SFAS No. 71...................................................     --          (7.45)      7.45
  Early extinguishment of debt....................................................     --           (.18)       .18
                                                                                    ---------  ---------  ---------
Income (loss) per common share....................................................  $    3.14  $   (6.69) $    9.83
                                                                                    ---------  ---------  ---------
                                                                                    ---------  ---------  ---------

------------------------
(1) 1994 income from continuing operations includes a gain of $105, or $.23 per share, from the sale of 24.4 percent of U S WEST's joint venture interest in cable television/telephone operations in the United Kingdom (TeleWest), a gain of $41, or $.09 per share, on the sale of the company's paging operations and a gain of $51, or $.11 per share, on the sale of certain rural telephone exchanges.

(2) 1993 income from continuing operations was reduced by $610, or $1.46 per share, for a restructuring charge and $54, or $.13 per share, for the cumulative effect on deferred taxes of the 1993 federally mandated increase in income tax rates.

    In 1994, U S WEST income from continuing operations and related earnings per common share ("earnings per share") were $1,426 and $3.14, respectively. Included in 1994 results are one-time, after-tax gains described in note (1) to the table above. Excluding these gains, income from continuing operations and related earnings per share were $1,229 and $2.71, respectively. In 1993, income from continuing operations was $476, or $1.13 per share, including the effects of one-time charges described in note (2) to the table above. Excluding the one-time effects, 1993 income from continuing operations and related earnings per share were $1,140 and $2.72, respectively. As normalized for one-time effects, 1994 income from continuing operations increased $89, or 7.8 percent, and related earnings per share decreased $.01 on an 8.1 percent increase in average shares outstanding. The increase in normalized income from continuing operations is primarily attributable to increased demand for telecommunications and domestic wireless services, partially offset by increased start-up losses associated with developing businesses.

    In 1993, U S WEST discontinued the operations of its capital assets segment. Also in 1993, the company incurred extraordinary charges for the discontinuance of SFAS No. 71, "Accounting for the Effects of Certain Types of Regulation," and the early extinguishment of debt. See further discussion in "1993 Compared with 1992."

    Revenue growth, partially  offset by higher  operating expenses, provided  a
7.8 percent increase in the Company's EBITDA. EBITDA also excludes equity losses in unconsolidated ventures, gains on sales of assets, restructuring charges and other income. The Company considers EBITDA an important indicator of the operational strength and performance of its businesses.

    INCOME FROM CONTINUING OPERATIONS -- COMMUNICATIONS GROUP AND MEDIA GROUP

                                                                       PERCENT                                INCREASE
                                                                      OWNERSHIP     1994 (1)     1993 (2)    (DECREASE)
                                                                    -------------  -----------  -----------  -----------
COMMUNICATIONS GROUP:
  U S WEST Communications, Inc....................................          100     $   1,175    $     435    $     740
  Other...........................................................          100           (25)         (44)          19
                                                                                   -----------       -----        -----
      Total Communications Group..................................                      1,150          391          759
                                                                                   -----------       -----        -----
MEDIA GROUP:
  Consolidated:
    Multimedia content and services...............................          100           247          220           27
    Wireless communications.......................................          100            67          (43)         110
    Cable and telecommunications..................................          100            (2)      --               (2)
  Unconsolidated equity investments:
    Time Warner Entertainment Company, L.P. (3)...................         25.5           (30)         (19)         (11)
    TeleWest Communications plc...................................         37.8            76          (21)          97
    Mercury One-2-One.............................................         50.0           (58)         (22)         (36)
  Other (4).......................................................                        (24)         (30)           6
                                                                                   -----------       -----        -----
      Total Media Group...........................................                        276           85          191
                                                                                   -----------       -----        -----
Income from continuing operations.................................                  $   1,426    $     476    $     950
                                                                                   -----------       -----        -----
                                                                                   -----------       -----        -----

------------------------
(1) 1994 income from continuing operations includes a gain of $105 from the sale of 24.4 percent of U S WEST's joint venture interest in TeleWest, a gain of $41 for the sale of the company's paging operations and a gain of $51 for the sale of certain rural telephone exchanges.

(2)  1993  income  from  continuing  operations  was  reduced  by  $610  for   a
     restructuring charge and $54 for the cumulative effect on deferred taxes of the 1993 federally mandated increase in income tax rates.

(3) Percent ownership represents pro-rata priority capital and residual equity interests.

(4)  Includes other unconsolidated equity investments and divisional expenses.

    COMMUNICATIONS GROUP. During 1994, income from the Communications Group increased to $1,099, excluding the gain on the sale of certain rural telephone exchanges. This represents a 1994 increase of $120, or 12.3 percent, also excluding the effects of a 1993 restructuring charge and the cumulative effect in 1993 of higher income tax rates. As normalized, the increase is attributable to higher demand for telephone services, including the effects of strong growth in access lines. During 1994, business access lines grew by 4.6 percent compared with 3.1 percent for consumer lines. Total access line growth in 1994 was 3.6 percent. Excluding the effects of the sale of certain rural telephone exchanges, total access lines grew by 4.0 percent in 1994.

    MEDIA GROUP -- MULTIMEDIA CONTENT AND SERVICES. Increased multimedia content and services revenues were partially offset by higher costs for developing new products. Funding of new products and other growth initiatives in publishing and other marketing services operations offset growth in core Yellow Pages operations. Income related to Yellow Pages operations continues to grow due to increased business volume and higher prices. The Company anticipates that accelerated investments in new products and services in 1995 will more than offset expected income growth related to the Yellow Pages business.

    MEDIA GROUP -- WIRELESS COMMUNICATIONS. Domestic cellular communications income increased by $24 over 1993, excluding the gain on the sale of the Company's paging operations and a $45 restructuring charge in 1993. The increase is due to the addition of 367,000 subscribers in 1994, a 61 percent increase over 1993. Additionally, cellular service EBITDA increased by $57, or 46 percent, over 1993. U S WEST anticipates continued growth in income and cash flows from domestic wireless operations as the customer base expands.

    MEDIA GROUP -- CABLE AND TELECOMMUNICATIONS. The December 1994 acquisition of the Atlanta Systems did not have a material impact on 1994 income. The Company anticipates that the acquisition will dilute 1995 earnings per share by approximately 5 to 6 percent.

    MEDIA GROUP -- UNCONSOLIDATED EQUITY INVESTMENTS. The majority of U S WEST's international equity investments relates to ventures in the United Kingdom. These include TeleWest and Mercury One-2-One. These businesses are experiencing rapid growth, and will continue to incur near-term start-up losses related to expansion of the customer base at Mercury One-2-One and build out of the network at TeleWest.

    Cable television subscribers of TeleWest and its affiliates increased 42 percent to 320,000 at year-end 1994, and telephone access lines increased 94 percent to 271,000. Subscribers to U S WEST's international wireless joint venture operations in the United Kingdom, Hungary, the Czech Republic, Slovakia and Russia grew to 367,000 in 1994, nearly three times the customer base of the prior year. Subscribers to other European cable television ventures totaled 586,000 at December 31, 1994.

    TWE partnership losses increased over the previous year primarily due to the full-year impact (including financing costs) of the Company's investment, as compared with three months in 1993. The effects of lower prices for cable services also contributed to the higher loss in 1994.

    In early 1995, Time Warner Inc. announced its intention to simplify its corporate structure by establishing a separate, self-financing enterprise to house its cable and telecommunications properties. Any change in the structure of TWE would require the approval of U S WEST and its TWE partners.

    SALES AND OTHER REVENUES

                                                                                   INCREASE (DECREASE)
                                                                                --------------------------
                                                            1994       1993          $             %
                                                          ---------  ---------  -----------  -------------
COMMUNICATIONS GROUP:
  Local service.........................................  $   4,067  $   3,829   $     238           6.2
  Access charges -- interstate..........................      2,269      2,147         122           5.7
  Access charges -- intrastate..........................        729        682          47           6.9
  Long-distance network service.........................      1,329      1,442        (113)         (7.8)
  Other services........................................        782        770          12           1.6
                                                          ---------  ---------  -----------          ---
    Total Communications Group..........................      9,176      8,870         306           3.4

MEDIA GROUP:
  Multimedia content and services.......................      1,075        956         119          12.4
  Wireless communications...............................        781        561         220          39.2
  Cable and telecommunications..........................         18     --              18        --
  Other.................................................         34         32           2           6.2
                                                          ---------  ---------  -----------          ---
    Total Media Group...................................      1,908      1,549         359          23.2
                                                          ---------  ---------  -----------          ---
  Intergroup eliminations...............................       (131)      (125)         (6)          4.8
                                                          ---------  ---------  -----------          ---
Total revenues..........................................  $  10,953  $  10,294   $     659           6.4
                                                          ---------  ---------  -----------          ---
                                                          ---------  ---------  -----------          ---

    COMMUNICATIONS GROUP. U S WEST Communications accounts for approximately 98 percent of the Communications Group's business revenues and 82 percent of the total revenues of U S WEST. Approximately 58 percent of U S WEST Communications' revenues are derived in the states of

Arizona, Colorado, Minnesota and Washington. The primary factors that influence changes in revenues at U S WEST Communications are customer demand for products and services (through access line growth and new service offerings), and regulatory proceedings, including price changes and customer refunds. The following is an analysis of the change in U S WEST Communications' revenues:

                                                                                 INCREASE (DECREASE)
                                            PRICE     REFUND                     -------------------
                                           CHANGES   ACTIVITY   DEMAND   OTHER      $          %
                                           -------   --------   ------   -----   --------   --------
Local service............................   $(12)      $30       $216    $  4     $ 238        6.2
Access charges -- interstate.............    (39)       18        148      (5)      122        5.7
Access charges -- intrastate.............    (10)       (4)        51      10        47        6.9
Long-distance network service............     (8)        1        (43)    (63)     (113)      (7.8)

    Local service revenues include local telephone exchange, local private line and public telephone services. The increase in local service revenues was primarily attributable to access line growth, which exceeded 5 percent in the states of Arizona, Colorado, Idaho and Utah.

    Access charges are collected primarily from the interexchange carriers for their use of the local exchange network. For interstate access services, there is also a fee collected directly from telephone customers. Approximately 35 percent of U S WEST Communications' access revenues and 13 percent of its total revenues are derived from providing access service to AT&T Corp. ("AT&T"). An increase of 7.8 percent in interstate billed access minutes of use more than offset the effects of price decreases. Interstate price reductions have been phased in by the FCC over a number of years. In response to competitive pressure and FCC orders, U S WEST Communications reduced its annual interstate access prices by approximately $40 during 1994, in addition to $60, effective July 1, 1993. The Company believes access prices will continue to decline, whether mandated by the FCC or as a result of an increasingly competitive market for access services. Intrastate access charges increased primarily as a result of higher demand. Intrastate minutes of use grew by 13 percent in 1994. Demand for private line services, for which revenues are generally not usage-sensitive, also increased.

    Long-distance network service revenues are derived from calls made within the Local Access and Transport Areas ("LATAs") of U S WEST Communications. Long-distance revenues decreased principally due to the effects of multiple toll carrier plans implemented in Oregon and Washington in May and July 1994, respectively. These regulatory arrangements allow independent telephone companies to act as toll carriers. The impact on U S WEST Communications in 1994 was a loss of $68 in long-distance revenue, partially offset by a decrease of $48 in other operating expenses (i.e. access expense otherwise paid to independent companies) and an increase of $10 in intrastate access revenue. These regulatory arrangements decreased net income by approximately $6 in 1994 and will decrease 1995 income by $10 to $12.

    Competition from interexchange carriers continues to erode U S WEST Communications' market share of intraLATA long-distance services such as Wide Area Telephone Service and "800." These revenues have declined over the last several years as customers have migrated to interexchange carriers that have the ability to offer these services on both an intraLATA and interLATA basis. U S WEST and its affiliates are prohibited from providing interLATA long-distance services.

    Other services revenues are derived from billing and collection services provided to interexchange carriers, and new services such as voice messaging. Other services revenues increased 1.6 percent in 1994 due to higher revenue from these billing and collection services and continued market penetration of new service offerings. Voice messaging, for example, is now four years old with an installed customer base of approximately 885,000, compared with 690,000 in 1993. Partially offsetting the increase in other services revenues was the 1993 sale of telephone equipment distribution operations and completion of large telephone network installation contracts.

    MEDIA GROUP -- MULTIMEDIA CONTENT AND SERVICES. Revenue from multimedia content and services operations increased 15 percent in 1994, excluding the sales of certain publishing, and software development and marketing operations. The increase is attributable to both price and volume increases and the Company's May 1994 purchase of Thomson Directories.

    MEDIA  GROUP  --  CABLE  AND TELECOMMUNICATIONS.    Domestic  cable revenues
reflect the December 1994 acquisition of the Atlanta Systems.

    MEDIA GROUP -- WIRELESS COMMUNICATIONS. Domestic wireless revenues increased as a result of the 61 percent growth in the cellular customer base, partially offset by the effects of the 1994 sale of the paging operations that reduced revenues by $27. The customer growth reflects increased penetration and a strengthening of the retail distribution network. The cellular customer base is expected to continue its rapid growth, though rates of growth will be affected by consumer demand, market positioning by the Company and increased competition in coming years. Average cellular revenues declined by approximately 8 percent during 1994 to approximately $70 per subscriber, per month.

    COSTS AND EXPENSES

                                                                                       INCREASE (DECREASE)
                                                                                       --------------------
                                                                   1994       1993         $          %
                                                                 ---------  ---------  ---------  ---------
Employee-related expenses......................................  $   3,779  $   3,584  $     195        5.4
Other operating expenses.......................................      2,203      2,065        138        6.7
Taxes other than income taxes..................................        412        417         (5)      (1.2)
Depreciation and amortization..................................      2,052      1,955         97        5.0
Restructuring charge...........................................     --          1,000     (1,000)    --
Interest expense...............................................        442        439          3        0.7
Equity losses in unconsolidated ventures.......................        121         74         47       63.5
Other income (expense) -- net..................................         25        (15)        40     --

    Employee-related expenses include basic salaries and wages, overtime, contract labor, benefits (including pension and health care) and payroll taxes. A reduction in the pension credit of approximately $80 contributed to the increase in employee-related expenses. Actuarial assumptions, which include decreases in the discount rate and the expected long-term rate of return on plan assets, contributed to the pension credit reduction. Approximately $150 for overtime payments, contract labor and basic salaries and wages, all related to the implementation of major customer service and streamlining initiatives at U S WEST Communications, also contributed to the increase. Additionally, employee-related expenses at the Company's publishing operations increased in connection with new product initiatives. Partially offsetting these increases were the effects of employees leaving the company under the restructuring program, lower health-care benefit costs, including a reduction in the accrual for postretirement benefits, and lower incentive compensation payments to employees.

    During the summer of 1994, increased customer demand at U S WEST Communications put additional stress on current processes and systems, and affected the quality of customer service in certain markets. The pace of U S WEST Communications' restructuring program also contributed to quality of service issues. However, the issues pertaining to quality of service underscore the need to re-engineer the business. To continue improving upon the level of service quality achieved by year-end 1994, the Company will incur additional near-term costs for temporary employees, overtime and contract labor. The Company also will stretch out its 1993 Restructuring Plan an additional year, to 1997. As a result of these actions, the annual benefits related to restructuring will not be fully realized until 1998. See "-- Results of Operations -- Six Months Ended June 30, 1995 Compared with Six Months Ended June 30, 1994 -- Restructuring Charges."

    Other operating expenses include access charges (incurred by U S WEST Communications for the routing of its long-distance traffic through the facilities of independent companies), network software expenses, wireless marketing and operating costs, and marketing and related costs associated with publishing activities. Selling and other operating costs related to growth in the cellular subscriber base increased approximately $166 in 1994. Partially offsetting this increase was the $48 decrease in access expense related to the effects of the new multiple toll carrier plan arrangements. See the long-distance network service discussion in "-- Sales and Other Revenues."

    The increase in depreciation and amortization expense was primarily a result of a higher depreciable asset base and increased rates of depreciation at U S WEST Communications. The Company's discontinuance of SFAS No. 71 in September 1993 has resulted in the use of shorter asset lives (for financial reporting purposes) to more closely reflect the economic lives of telephone plant. U S WEST Communications continues to pursue improved capital recovery within the regulated environment.

    Interest expense in 1994 was essentially unchanged from 1993. Incremental financing costs associated with the September 1993 TWE investment were offset by the effects of refinancing debt at lower rates in 1993 at U S WEST Communications, and a reclassification of capitalized interest in 1994. Since the discontinuance of SFAS No. 71, interest capitalized as a component of telephone plant construction is recorded as an offset to interest expense, rather than to other income (expense). U S WEST's average borrowing cost decreased to 6.6 percent, from 6.7 percent in 1993.

    Equity  losses  related  to  developing  businesses  increased  over   1993,
primarily due to the build out of the network and the expansion of the customer base at Mercury One-2-One.

    Other income increased over 1993 primarily due to an increase in the management fee associated with the Company's TWE investment and a gain on the sale of certain publishing operations, partially offset by the reclassification of capitalized interest to interest expense.

    PROVISION FOR INCOME TAXES

                                                         INCREASE
                                                        ----------
                                          1994   1993    $     %
                                          -----  -----  ----  ----
Provision for income taxes..............  $ 857  $ 269  $588   --
Effective tax rate......................   37.5%  36.1%  --    --

    The increase in the effective tax rate resulted primarily from the effects of discontinuing SFAS No. 71, an increase in 1994 income before income taxes and the 1993 restructuring charge, partially offset by the cumulative effect on deferred income taxes of the 1993 federally mandated increase in income tax rates.

    RESTRUCTURING CHARGES

    See "-- Results of Operations -- Six Months Ended June 30, 1995 Compared With Six Months Ended June 30, 1994" for a discussion of the 1993 restructuring charge.

    RECENT TRANSACTIONS

    On July 25, 1994, AirTouch and U S WEST announced an agreement to combine their domestic cellular operations. The joint venture will have a presence in nine of the top 20 cellular markets in the country. The initial equity ownership of the wireless joint venture will be approximately 70 percent AirTouch and 30 percent U S WEST. However, the companies will share governance responsibilities. This joint venture will provide U S WEST with an expanded wireless presence and economies of scale. The transaction is expected to close in the third quarter of 1995 after obtaining federal and state regulatory approvals. Each company's cellular operations initially will continue operating as separate entities owned by the individual partners, but will receive support services on a contract basis from a joint wireless management company.

    The merger of the two companies' domestic cellular operations will take place upon the earlier of four years from July 25, 1994, the lifting of certain MFJ restrictions, or at AirTouch's option. The agreement gives U S WEST strategic flexibility, including the right to exchange its interest in the joint venture for up to 19.9 percent of AirTouch common stock, with any excess amounts to be received in the form of AirTouch non-voting preferred stock. A partnership committee, led by the president and chief operating officer of AirTouch and three other AirTouch representatives, three U S WEST representatives and one mutually agreed upon independent representative will oversee the companies' combined domestic cellular operations.

    Had the Company recognized 30 percent of the combined earnings of the joint venture beginning January 1, 1994, U S WEST's net income for the year ended December 31, 1994, would have increased by approximately $30.

    1993 COMPARED WITH 1992
    NET INCOME (LOSS)

                                                                                                        INCREASE
                                                                                 1993 (1)     1992     (DECREASE)
                                                                                 ---------  ---------  -----------
Income from continuing operations..............................................  $     476  $   1,076   $    (600)
Income (loss) from discontinued operations.....................................        (82)       103        (185)
Extraordinary items:
  Discontinuance of SFAS No. 71, net of tax....................................     (3,123)    --          (3,123)
  Early extinguishment of debt, net of tax.....................................        (77)    --             (77)
Cumulative effect of change in accounting principles...........................     --         (1,793)      1,793
                                                                                 ---------  ---------  -----------
Net loss.......................................................................  $  (2,806) $    (614)  $  (2,192)
                                                                                 ---------  ---------  -----------
                                                                                 ---------  ---------  -----------
Earnings per common share from continuing operations...........................  $    1.13  $    2.61   $   (1.48)
Earnings (loss) per common share from discontinued operations..................       (.19)       .25        (.44)
Extraordinary items:
  Discontinuance of SFAS No. 71................................................      (7.45)    --           (7.45)
  Early extinguishment of debt.................................................       (.18)    --            (.18)
Cumulative effect of change in accounting principles...........................     --          (4.35)       4.35
                                                                                 ---------  ---------  -----------
Loss per common share..........................................................  $   (6.69) $   (1.49)  $   (5.20)
                                                                                 ---------  ---------  -----------
                                                                                 ---------  ---------  -----------

------------------------
(1) 1993 income from continuing operations was reduced by $610, or $1.46 per share, for a restructuring charge, and $54, or $.13 per share, for the cumulative effect on deferred taxes of the 1993 federally mandated increase in income tax rates.

    In 1993, income from continuing operations was $476, including the items in note (1) to the table above. Excluding these one-time effects, 1993 income from continuing operations and related earnings per share were $1,140 and $2.72, respectively. As normalized, 1993 income from continuing operations increased $64, or 6.0 percent, over 1992 and related earnings per share increased $.11, or
4.2 percent. The increase was primarily attributable to improvements in telephone, domestic cellular and publishing operations, and lower financing costs, partially offset by increased losses associated with developing businesses.

    During 1993, the Board approved a plan to dispose of the capital assets segment, which includes activities related to financial services, financial guarantee insurance operations and real estate. Prior to January 1, 1995, the capital assets segment was accounted for as discontinued operations in accordance with Accounting Principles Board Opinion No. 30, which provides for the reporting of the operating results of discontinued operations separately from continuing operations. The Company recorded a provision of $100 (after tax), or $.24 per share, for the estimated loss on disposal of the discontinued operations and an additional provision of $20 to reflect the cumulative effect on deferred taxes of the 1993 federally mandated increase in income tax rates. Income from discontinued operations to June 1, 1993, was $38, net of $15 in income taxes. Income from discontinued operations subsequent to June 1, 1993, is being deferred and was included within the provision for loss on disposal of the capital assets segment.

    Effective January 1, 1995, the capital assets segment has been accounted for in accordance with Staff Accounting Bulletin No. 93. issued by the Commission, which requires discontinued operations not disposed of within one year of the measurement date to be accounted for prospectively in continuing operations as a net investment in assets held for sale. The net realizable value of the assets will be reevaluated on an ongoing basis with adjustments to the existing reserve, if any, being charged to continuing operations.

    An extraordinary, non-cash charge of $3.1 billion (after tax) was incurred in conjunction with U S WEST's decision to discontinue accounting for the operations of U S WEST Communications in accordance with SFAS No. 71. SFAS No. 71 generally applies to regulated companies that meet certain requirements, including a requirement that a company be able to recover its costs, competition notwithstanding, by charging its customers at prices established by its regulators. U S WEST's decision to discontinue the application of SFAS No. 71 was based on the belief that competition, market conditions and technological advances, more than prices established by regulators, will determine the future cost recovery by U S WEST Communications. As a result of this change, the remaining asset lives of U S WEST Communications' telephone plant were shortened to more closely reflect the useful (economic) lives of such plant. U S WEST Communications' accounting and reporting for regulatory purposes were not affected by the change.

    During 1993, U S WEST Communications refinanced long-term debt issues aggregating $2.7 billion in principal amount. These refinancings allowed the Company to take advantage of favorable interest rates. Extraordinary costs associated with the redemptions reduced 1993 income by $77 (after tax).

    The accounting change in 1992 relates to two accounting standards issued by the Financial Accounting Standards Board. The first is SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions," which mandates that employers reflect in their current expenses an accrual for the cost of providing retirement medical and life insurance benefits to current and future retirees. Prior to 1992, U S WEST, like most corporations, recognized these costs as they were paid. U S WEST also adopted SFAS No. 112, "Employers' Accounting for Postemployment Benefits." SFAS No. 112 requires that employers accrue for the estimated costs of benefits, such as workers' compensation and disability, provided to former or inactive employees who are not eligible for retirement. Adoption of SFAS Nos. 106 and 112 resulted in a one-time, non-cash charge against 1992 earnings of $1,793, net of tax, including $53 related to SFAS No. 112.

    Revenue growth and continued cost controls in 1993 resulted in a 6.7 percent increase in EBITDA, excluding the effects of the 1993 restructuring charge.

    INCOME FROM CONTINUING OPERATIONS -- COMMUNICATIONS GROUP AND MEDIA GROUP

                                            PERCENT                        INCREASE
                                           OWNERSHIP   1993 (1)    1992   (DECREASE)
                                           ---------   --------   ------  ----------
COMMUNICATIONS GROUP:
  U S West Communications, Inc...........     100        $435     $  950    $(515)
  Other..................................     100         (44)       (20)     (24)
                                                       --------   ------  ----------
      Total Communications Group.........                 391        930     (539)
                                                       --------   ------  ----------
MEDIA GROUP:
  Consolidated:
    Multimedia content and services......     100         220        225       (5)
    Wireless communications..............     100         (43)       (17)     (26)
  Unconsolidated equity investments:
    Time Warner Entertainment Company,
     L.P. (2)............................    25.5         (19)      --        (19)
    TeleWest Communications plc..........    50.0         (21)       (13)      (8)
    Mercury One-2-One....................    50.0         (22)        (9)     (13)
  Other (3)..............................                 (30)       (40)      10
                                                       --------   ------  ----------
      Total Media Group..................                  85        146      (61)
                                                       --------   ------  ----------
  Income from continuing operations......                $476     $1,076    $(600)
                                                       --------   ------  ----------
                                                       --------   ------  ----------

------------------------
(1) 1993 income from continuing operations was reduced by $610 for a restructuring charge, and $54 for the cumulative effect on deferred taxes of the 1993 federally mandated increase in income tax rates.
(2) Percent ownership represents pro-rata priority capital and residual equity interests.
(3)  Includes other unconsolidated equity investments and divisional expenses.

    During 1993, Communications Group income increased to $979, excluding the effects of the 1993 restructuring charge and the cumulative effect in 1993 of the increase in income tax rates. This represents an increase of $49, or 5.3 percent, over 1992. The increase is attributable to higher demand for telephone services, including the effects of growth in access lines, and continued cost controls, partially offset by lower prices.

    The loss from developing businesses increased as a result of the Company's 1993 TWE investment and higher losses associated with international ventures.

    SALES AND OTHER REVENUES

                                                                                                    INCREASE (DECREASE)
                                                                                                    --------------------
                                                                                1993       1992         $          %
                                                                              ---------  ---------  ---------  ---------
COMMUNICATIONS GROUP:
  Local service.............................................................  $   3,829  $   3,674  $     155        4.2
  Access charges -- interstate..............................................      2,147      2,047        100        4.9
  Access charges -- intrastate..............................................        682        673          9        1.3
  Long-distance network service.............................................      1,442      1,420         22        1.5
  Other services............................................................        770        716         54        7.5
                                                                              ---------  ---------  ---------        ---
    Total Communications Group..............................................      8,870      8,530        340        4.0
                                                                              ---------  ---------  ---------        ---
MEDIA GROUP:
  Multimedia content and services                                                   956        949          7        0.7
  Wireless communications...................................................        561        407        154       37.8
  Other.....................................................................         32         28          4       14.3
                                                                              ---------  ---------  ---------        ---
    Total Media Group.......................................................      1,549      1,384        165       11.9
                                                                              ---------  ---------  ---------        ---
Intergroup eliminations.....................................................       (125)       (91)       (34)      37.4
                                                                              ---------  ---------  ---------        ---
Total revenues..............................................................  $  10,294  $   9,823  $     471        4.8
                                                                              ---------  ---------  ---------        ---
                                                                              ---------  ---------  ---------        ---

    COMMUNICATIONS GROUP. The following is an analysis of the change in U S WEST Communications' revenues:

                                                                                                                    INCREASE
                                                                              PRICE     REFUND    DEMAND            ---------
                                                                             CHANGES   ACTIVITY   CHANGES   OTHER    $     %
                                                                             -------   --------   -------   -----   ----  ---
Local service..............................................................   $ (6)      $(11)     $176     $ (4)   $155  4.2
Access charges -- interstate...............................................    (71)         6       175      (10)    100  4.9
Access charges -- intrastate...............................................    (18)         8        19      --        9  1.3
Long-distance network service..............................................     (7)        (1)       31       (1)     22  1.5

    The increase in local service revenues was primarily attributable to access line growth of 3.7 percent in 1993. Increased demand for interstate services, as evidenced by an increase of 8.5 percent in interstate billed access minutes of use, more than offset the effects of price decreases. U S WEST Communications reduced its annual interstate access prices by approximately $60, effective July 1, 1993, in addition to $90, effective July 1, 1992, primarily due to FCC-mandated changes that resulted in a cost shift to intrastate jurisdictions. Intrastate access charges increased primarily as a result of increased demand and lower refunds, largely offset by the effects of price decreases. The increase in long-distance network service revenues reflects business growth, partially offset by the impacts of competition, particularly in Wide Area Telephone Service and "800" services, and price decreases. Other services revenues increased 7.5 percent in 1993 due to increased revenue from billing and collection services and continued market penetration in voice messaging services, partially offset by the sale of telephone equipment distribution operations.

    MEDIA GROUP -- MULTIMEDIA CONTENT AND SERVICES. Revenue for multimedia content and services operations was reduced by $45 in 1993 due to the sale of certain publishing operations. Revenues from ongoing operations increased $52, or 5.8 percent, primarily as a result of price increases related to Yellow Pages directory publishing and the start-up of U S West Polska, a publisher of directories in Poland. Volume of Yellow Pages directory advertising was essentially flat in 1993.

    MEDIA GROUP -- WIRELESS COMMUNICATIONS. Wireless communications revenues increased as a result of an expanded cellular customer base, which grew by 45 percent during 1993. This growth reflects increased penetration and a migration to the retail distribution channel. Average cellular revenue declined by 5.6 percent to approximately $76 per customer, per month.

    COSTS AND EXPENSES

                                                                                     INCREASE (DECREASE)
                                                                                     --------------------
                                                                 1993       1992         $          %
                                                               ---------  ---------  ---------  ---------
Employee-related expenses....................................  $   3,584  $   3,487  $      97        2.8
Other operating expenses.....................................      2,065      1,995         70        3.5
Taxes other than income taxes................................        417        378         39       10.3
Depreciation and amortization................................      1,955      1,881         74        3.9
Restructuring charge.........................................      1,000     --          1,000     --
Interest expense.............................................        439        453        (14)      (3.1)
Equity losses in unconsolidated ventures.....................         74         43         31       72.1
Other income (expense) -- net................................        (15)       (17)        (2)     (11.8)

    Employee-related  expenses at U  S WEST Communications  increased by $41, or
1.4 percent, over 1992. This increase was attributable to basic wage increases, increased overtime costs (affected by flood damage in the midwestern states) and costs incurred for temporary employees in conjunction with customer service initiatives. These factors were partially offset by the effects of work-force reductions, primarily in conjunction with the Company's 1991 restructuring plan. During 1993, U S WEST Communications reduced its employee level by 2,755 employees. The work-force reductions and the Company's emphasis on health-care cost containment through managed care and other programs, and earnings on the amounts funded for postretirement benefit costs, resulted in a decline in health-care costs of approximately $25 in 1993. Growth in the Company's domestic wireless business also contributed to the increase in employee-related expenses.

    Other operating expenses increased by $56, or 3.5 percent, at U S WEST Communications as a result of higher network software costs and increased advertising expenses. Higher marketing costs related to an expanding domestic cellular subscriber base also contributed to the increase in other operating expenses, partially offset by lower expenses due to the sale of certain publishing and telephone equipment distribution operations.

    Taxes other than income taxes increased due in part to adjustments made in 1992 for resolution of certain longstanding appeals.

    Depreciation and amortization expense increased $71, or 4.1 percent, at U S WEST Communications as a result of a higher depreciable asset base and increased rates of depreciation. These effects were partially offset by the completion of depreciation reserve deficiency amortization programs in several jurisdictions.

    Interest expense decreased principally due to the effects of lower interest rates, partially offset by increased debt of approximately $1.8 billion used to fund new initiatives, including the investment in TWE. U S WEST's average borrowing cost decreased to 6.7 percent in 1993, from 7.7 percent in 1992.

    Equity losses associated with developing businesses increased to $74, compared with $43 in 1992. The increase in these losses is primarily due to new investments in 1993, including the Company's investment in Mercury One-2-One.

    PROVISION FOR INCOME TAXES

                                                                                                  DECREASE
                                                                                            --------------------
                                                                     1993         1992          $          %
                                                                  -----------  -----------  ---------  ---------
Provision for income taxes......................................  $     269    $     493    $    (224)     (45.4)
Effective tax rate..............................................       36.1%        31.4%      --         --

    The increase in the effective tax rate resulted primarily from the $54 cumulative effect on deferred taxes of the 1993 federally mandated increase in income tax rates and the effects of discontinuing SFAS No. 71, partially offset by the tax effects of the restructuring charge.

    RESTRUCTURING CHARGES
    See " -- Results of Operations -- Six Months Ended June 30, 1995 Compared With Six Months Ended June 30, 1994" for a discussion of the 1993 restructuring charge.

LIQUIDITY AND CAPITAL RESOURCES

    OPERATING ACTIVITIES

    Cash provided by operating activities decreased by $109 in the first six months of 1995 compared to the first six months of 1994. The effect of business growth was more than offset by increases of $96 in postretirement benefit funding, $117 in Restructuring Plan expenditures, and higher income tax payments related to prior periods, including approximately $60 related to the sale of the Company's joint venture interest in TeleWest.

    Cash provided by operating activities of approximately $3.2 billion for 1994 was essentially unchanged as compared with 1993 and 1992. Improvement in operations in 1994 was largely offset by cash payments for restructuring activities of $289, compared with $120 in 1993 and $98 in 1992. Growth in cash from operations will be limited in the near term as the Company continues to implement its Restructuring Plan. Cash from operations is the primary source by which U S WEST funds its capital expenditures and shareholder dividends. Further details of cash provided by operating activities are provided in the Consolidated Statements of Cash Flows.

    The Company expects that cash from operations will fund a significant share of expected future requirements for existing businesses. U S WEST will continue to employ strategic alliances and also will make direct investments in assets or businesses that are consistent with the Company's business strategies. Financing for new investments will primarily come from a combination of new debt and equity. In the event of a new investment of substantial magnitude, the Company also may reevaluate its use of internally generated cash, the feasibility of further acquisitions, the possibility of sales of assets and the capital structure. The incurrence of indebtedness in connection with acquisitions, if significant, could result in a downgrading of the credit rating of the Company and/or U S WEST Communications.

    INVESTING ACTIVITIES

    Total capital expenditures were $1,365 for the first six months of 1995, $1,227 for the first six months of 1994, $2,820 in 1994, $2,441 in 1993 and
$2,554 in 1992. Capital expenditures of the Communications Group were $1,193 for the first six months of 1995, $1,118 for the first six months of 1994, $2,477 in 1994, $2,226 in 1993 and $2,385 in 1992. The capital expenditures of U S WEST Communications were devoted substantially to the continued modernization of telephone plant, including investments in fiber optic cable, in order to improve customer service and network productivity. In 1995, capital expenditures are expected to approximate $2.6 billion, including $2.1 billion at U S WEST Communications.

    U S WEST's cash investment related to the December 1994 acquisition of the Atlanta Systems was $745, obtained through short-term borrowing. U S WEST also invested approximately $444 in developing international businesses in 1994, including the acquisition of Thomson Directories. The Company anticipates investments in international ventures to approximate $400 in 1995, of which approximately $290 was invested during the first half of 1995, primarily in Malaysia, the Czech Republic and Mercury One-2-One in the U.K.

    During the first six months of 1995, proceeds from the sales of rural telephone exchanges totaled $114 as compared to proceeds of $51 in the same period last year. In 1994, U S WEST received cash proceeds of $143 from the sale of its paging operations and $93 from the sales of certain rural telephone exchanges. U S WEST did not receive cash from the partial sale of its joint venture interest in TeleWest. All proceeds from the sale will be used by TeleWest for general business purposes, including financing construction and operations costs, and repaying debt.

    In March 1995, PCS PrimeCo, L.P. ("PCS PrimeCo") was awarded PCS licenses in 11 markets. The Company's share of the cost of the licenses was $268, all of which was funded by June 30, 1995. Under the PCS PrimeCo partnership agreement, the Company is required to fund 25 percent of PCS PrimeCo's operating and capital costs, including licensing costs. The Company anticipates that its total funding obligations to PCS PrimeCo during the next four years will be significant.

    FINANCING ACTIVITIES

    Debt increased by $1,052 at June 30, 1995 from December 31, 1994, and the percentage of debt to total capital increased from 51.8 percent at December 31, 1994 to 53.9 percent at June 30, 1995. The increase in debt and the percentage of debt to total capital was primarily related to cash fundings for a portion of the Company's postretirement benefit obligation, international investments, PCS licenses and the reclassification of certain debt to continuing operations from net investment in assets held for sale.

    Debt increased by $739 at December 31, 1994 as compared with December 31, 1993, primarily due to the acquisition of the Atlanta Systems. U S WEST's year-end 1994 percentage of debt to total capital was 51.8 compared with 55.1 at December 31, 1993. Including debt related to discontinued operations, the percentage of debt to total capital was 55.5 and 59.7 at December 31, 1994 and 1993, respectively. The decrease in the percentage of debt to total capital is primarily attributable to higher net income and the effects of an increase in common shares outstanding. Debt increased by approximately $1.8 billion in 1993 compared with 1992 (including $1.2 billion of short-term debt), principally as a result of the Company's investment in TWE.

    In the first six months of 1995, U S WEST purchased 1,704,700 shares of Existing Common Stock for $63, at an average price of $37.02 per share.

    In conjunction with the acquisition of the Atlanta Systems, on December 6, 1994, 12,779,206 shares of Existing Common Stock valued at $459 were issued to, or in the name of, the holders of Wometco Cable Corp. Subsequent to the acquisition, the Company announced its intention to purchase Existing Common Stock in the open market up to an amount equal to those issued in conjunction with the acquisition, subject to market conditions. In December 1994, the Company purchased 550,400 shares of Existing Common Stock for approximately $20.

    In March 1994, the Company issued approximately 5.5 million shares of Existing Common Stock for proceeds of $210 in conjunction with the settlement of shareowner litigation. The Company also contributed 4.6 million shares of Existing Common Stock to the Company's postretirement benefit fund in 1994.

    During fourth quarter 1993, proceeds of $1,020 resulting from the sale of 22 million shares of Existing Common Stock were used to reduce short-term indebtedness, including indebtedness incurred in conjunction with the TWE investment, and for general corporate purposes.

    The Company maintains short-term lines of credit aggregating approximately $1.9 billion, all of which were available at December 31, 1994. Under registration statements filed with the Commission, as of December 31, 1994, U S WEST subsidiaries are permitted to issue up to approximately $1.8 billion of new debt securities. U S WEST also maintains a commercial paper program to finance short-term cash flow requirements, as well as to maintain a presence in the short-term debt market.

    Cash to the discontinued capital assets segment primarily reflects the payment of debt, net of $154 in proceeds from the 1994 sale of 8.1 million shares of FSA common stock. Debt related to discontinued operations decreased by approximately $213 in 1994 and $1.9 billion in 1993. The 1993 decrease was related to the 1993 sale of the assets and the business of U S WEST Financial Services, Inc. to NationsBank Corporation. See " -- Disposition of the Capital Assets Segment" and " -- U S WEST, Inc. -- Consolidated Financial Statements -- Note 18: Net Investment in Assets Held for Sale." For financial reporting purposes this debt is netted against the related assets of net investment in assets held for sale.

    RISK MANAGEMENT

    The Company is exposed to market risks arising from changes in interest rates and foreign exchange rates. Derivative financial instruments are used by the company to manage these risks.

    INTEREST RATE RISK MANAGEMENT. The objective of the Company's interest rate risk management program is to minimize the total cost of debt. To meet this objective the Company uses risk-reducing and risk-adjusting strategies. Interest rate forward contracts were used in 1993 to reduce the debt issuance risks associated with interest rate fluctuations. Interest rate swaps are used to adjust the risks of the debt portfolio on a consolidated basis by varying the ratio of fixed- to floating-rate debt. The market value of the debt portfolio and its risk-adjusting derivative instruments are monitored and compared to predetermined benchmarks to evaluate the effectiveness of the risk management program.

    In 1993, the Company refinanced $2.7 billion of callable debt with new, lower-cost fixed-rate debt. The Company achieved an annual interest expense reduction of approximately $35 as a result of this refinancing. In conjunction with the refinancing, the Company executed forward contracts to sell U.S.
Treasury securities to reduce debt issuance risks and to lock in the cost of $1.5 billion of the future debt issue. At December 31, 1994, deferred credits of $8 and deferred charges of $51 on closed interest rate forward contracts are included as part of the carrying value of the underlying debt. The deferred credits and charges are being recognized as a yield adjustment over the life of the debt, which matures at various dates through 2043. The net deferred charge is directly offset by the lower coupon rate achieved on the new debt.

    Notional amounts of interest rate swaps outstanding at December 31, 1994, were $1.6 billion with various maturities that extend to 2004. The estimated effect of the Company's interest rate derivative transactions was to adjust the level of fixed-rate debt from 73.1 percent to 81.5 percent of the total debt portfolio (including continuing and discontinued operations).

    FOREIGN EXCHANGE RISK MANAGEMENT. The Company has entered into forward and combination option contracts to manage the market risks associated with fluctuations in foreign exchange rates after considering offsetting foreign exposures among international operations. The use of forward and option contracts allows the Company to fix or cap the cost of firm foreign investment commitments in countries with freely convertible currencies. The market values of the foreign exchange positions, including the hedging instruments, are continuously monitored and compared to predetermined levels of acceptable risk.

    Notional amounts of forward and combination option contracts in British pounds outstanding at December 31, 1994, were $170, with maturities within one year. Cumulative deferred credits and charges associated with forward and option contracts of $7 and $25, respectively, are recorded in common shareowners' equity at December 31, 1994.

    At December 31, 1994, the Company also had a British pound-denominated receivable from a wholly owned subsidiary in the translated principal amount of $48 that is subject to foreign exchange risk. This position is hedged in 1995.

DISPOSITION OF THE CAPITAL ASSETS SEGMENT

    In 1994, U S WEST continued to make progress in disposing of the capital assets segment in accordance with its plan of disposition announced in June 1993. Further details on the disposal of the segment are provided in " -- Results of Operations -- 1993 Compared with 1992" and in Note 18 to the Company's Consolidated Financial Statements.

    During 1994, U S WEST reduced its ownership interest in FSA, a member of the capital assets segment, to 60.9 percent, and its voting interest to 49.8 percent through a series of transactions. In May and June 1994, U S WEST sold 8.1 million shares of FSA, including 2.0 million shares sold to Fund American, in an initial public offering of FSA common stock at $20 per share. U S WEST received $154 in net proceeds from the offering. On September 2, 1994, U S WEST issued to Fund American 50,000 shares of cumulative redeemable preferred stock for a total of $50. Fund American's voting interest in FSA is 21.0 percent, achieved through a combination of direct share ownership of common and preferred FSA shares and a voting trust agreement with U S WEST.

    Fund American has a right of first offer and a call right to purchase from U S WEST up to 9.0 million shares, or approximately 57 percent, of outstanding FSA stock held by U S WEST. U S WEST anticipates its ownership will be further reduced by 1996.

    During 1994, U S WEST Real Estate, Inc. sold 12 buildings, six parcels of land and other assets for approximately $327. Additional properties were sold in the first quarter of 1995 for approximately $47. The sales were in line with company estimates. U S WEST has completed all construction of existing buildings in the commercial real estate portfolio and expects to substantially complete the liquidation of its portfolio by 1998. The remaining balance of assets subject to sale is approximately $596, net of reserves as of March 31, 1995.

    The Company believes its reserves related to its disposal of the capital assets segment are adequate.

    During 1993, U S WEST sold $2.0 billion of finance receivables and the business of U S WEST Financial Services, Inc. to NationsBank Corporation. The sales price was in line with the Company's estimate. Proceeds from the sale of $2.1 billion were used to repay related debt.

    During 1993, U S WEST Real Estate, Inc. sold five properties for proceeds of approximately $66.

                                 U S WEST, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Accountants....................................................       V-28
Report of Management.................................................................       V-29
Financial Statements for the Six Months Ended June 30, 1995 and 1994 (unaudited) and for the Years Ended December 31, 1994, 1993 and 1992
  Consolidated Statements of Operations..............................................       V-30
  Consolidated Balance Sheets........................................................       V-31
  Consolidated Statements of Cash Flows..............................................       V-32
  Consolidated Statements of Shareowners' Equity.....................................       V-33
  Notes to Consolidated Financial Statements.........................................       V-34

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareowners of U S WEST Inc.:

    We have audited the accompanying Consolidated Balance Sheets of U S WEST Inc. as of December 31, 1994 and 1993 and the related Consolidated Statements of Operations, Cash Flows and Shareowners' Equity for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of U S WEST Inc. as of December 31, 1994 and 1993, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

    As discussed in Note 6 to the Consolidated Financial Statements, the Company discontinued accounting for the operations of U S WEST Communications Inc. in accordance with Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation," in 1993. As discussed in Note 15 to the Consolidated Financial Statements, the company changed its method of accounting for postretirement benefits other than pensions and other postemployment benefits in 1992.

COOPERS & LYBRAND L.L.P.

Denver, Colorado
January 18, 1995

                              REPORT OF MANAGEMENT

    The Consolidated Financial Statements of U S WEST have been prepared in conformity with generally accepted accounting principles applied on a consistent basis. The integrity and objectivity of information in these financial statements, including estimates and judgments, are the responsibility of management, as is all other financial information included in this report.

    U S WEST maintains a system of internal accounting controls designed to provide a reasonable assurance as to the integrity and reliability of financial statements, the safeguarding of assets and the prevention and detection of material errors or fraudulent financial reporting. Monitoring of such systems includes an internal audit program designed to assess objectively the effectiveness of internal controls and recommend improvements therein.

    Limitations exist in any system of internal accounting controls based on the recognition that the cost of the system should not exceed the benefits derived. U S WEST believes that the Company's system provides reasonable assurance that transactions are executed in accordance with management's general or specific authorizations and is adequate to accomplish the stated objectives.

    The independent certified public accountants, whose report is included herein, are engaged to express an opinion on our Consolidated Financial Statements. Their opinion is based on procedures performed in accordance with generally accepted auditing standards, including examining, on a test basis, evidence supporting the amounts and disclosures in the Consolidated Financial Statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.

    In an attempt to assure objectivity, the financial information contained in this report is subject to review by the Audit Committee of the board of directors. The Audit Committee is composed of outside directors who meet regularly with management, internal auditors and independent auditors to review financial reporting matters, the scope of audit activities and the resolution of audit findings.

                                          Richard D. McCormick
                                          CHAIRMAN AND CHIEF EXECUTIVE OFFICER

                                          James M. Osterhoff
                                          EXECUTIVE VICE PRESIDENT AND CHIEF
                                          FINANCIAL OFFICER

January 18, 1995

                                 U S WEST, INC.
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                 DOLLARS IN MILLIONS (EXCEPT PER SHARE AMOUNTS)

                                                                  SIX MONTHS ENDED
                                                                      JUNE 30,
                                                                    (UNAUDITED)            YEAR ENDED DECEMBER 31,
                                                               ----------------------  -------------------------------
                                                                 1995        1994        1994       1993       1992
                                                               ---------  -----------  ---------  ---------  ---------
Sales and other revenues.....................................  $   5,722   $   5,349   $  10,953  $  10,294  $   9,823
Employee-related expenses....................................      1,975       1,854       3,779      3,584      3,487
Other operating expenses.....................................      1,069         995       2,203      2,065      1,995
Taxes other than income taxes................................        227         213         412        417        378
Depreciation and amortization................................      1,122       1,010       2,052      1,955      1,881
Restructuring charge.........................................     --          --          --          1,000     --
Interest expense.............................................        267         219         442        439        453
Equity losses in unconsolidated ventures.....................         90          57         121         74         43
Gains on sales of assets:
  Partial sale of joint venture interest.....................     --          --             164     --         --
  Rural telephone exchanges..................................         78          48          82     --         --
  Paging assets..............................................     --              68          68     --         --
Other income (expense) -- net................................          2          14          25        (15)       (17)
                                                               ---------  -----------  ---------  ---------  ---------
Income from continuing operations before income taxes........      1,052       1,131       2,283        745      1,569
Provision for income taxes...................................        404         432         857        269        493
                                                               ---------  -----------  ---------  ---------  ---------
Income from continuing operations............................        648         699       1,426        476      1,076
Discontinued operations:
  Estimated loss from June 1, 1993 through disposal, net of
   tax.......................................................     --          --          --           (100)    --
  Income tax rate change.....................................     --          --          --            (20)    --
  Income, net of tax (to June 1, 1993).......................     --          --          --             38        103
                                                               ---------  -----------  ---------  ---------  ---------
Income before extraordinary items and cumulative effect of
 change in accounting principles.............................     --          --           1,426        394      1,179
Extraordinary items:
  Discontinuance of SFAS No. 71, net of tax..................     --          --          --         (3,123)    --
  Early extinguishment of debt, net of tax...................     --          --          --            (77)    --
Cumulative effect of change in accounting principles:
  Transition effect of change in accounting for
   postretirement benefits other than pensions and other
   postemployment benefits, net of tax.......................     --          --          --         --         (1,793)
                                                               ---------  -----------  ---------  ---------  ---------
Net income (loss)............................................        648         699       1,426     (2,806)      (614)
Preferred stock dividends....................................          2      --          --         --         --
                                                               ---------  -----------  ---------  ---------  ---------
Income (loss) available for common stock.....................  $     646   $     699   $   1,426  $  (2,806) $    (614)
                                                               ---------  -----------  ---------  ---------  ---------
                                                               ---------  -----------  ---------  ---------  ---------
Earnings (loss) per common share:
  Continuing operations......................................  $    1.37   $    1.56   $    3.14  $    1.13  $    2.61
  Discontinued operations:
    Estimated loss from June 1, 1993 through disposal........     --          --          --          (0.24)    --
    Income tax rate change...................................     --          --          --          (0.04)    --
    Income (to June 1, 1993).................................     --          --          --           0.09       0.25
  Extraordinary items:
    Discontinuance of SFAS No. 71............................     --          --          --          (7.45)    --
    Early extinguishment of debt.............................     --          --          --          (0.18)    --
  Cumulative effect of change in accounting principles.......     --          --          --         --          (4.35)
                                                               ---------  -----------  ---------  ---------  ---------
Earnings (loss) per common share.............................  $    1.37   $    1.56   $    3.14  $   (6.69) $   (1.49)
                                                               ---------  -----------  ---------  ---------  ---------
                                                               ---------  -----------  ---------  ---------  ---------
Average common shares outstanding (thousands)................    469,490     449,024     453,316    419,365    412,518

   The accompanying notes are an integral part of the Consolidated Financial
                                  Statements.

                                 U S WEST, INC.
                          CONSOLIDATED BALANCE SHEETS
                              DOLLARS IN MILLIONS

                                                                    JUNE 30,
                                                                   (UNAUDITED)      DECEMBER 31,
                                                                   -----------  --------------------
ASSETS                                                                1995        1994       1993
                                                                   -----------  ---------  ---------
Current assets:
  Cash and cash equivalents......................................   $      87   $     209  $     128
  Accounts and notes receivable, less allowance for credit losses
   of $62 and $54 at December 31, 1994 and 1993, respectively....       1,824       1,693      1,570
  Inventories and supplies.......................................         212         189        193
  Deferred tax asset.............................................         348         352        336
  Prepaid and other..............................................         341         323        273
                                                                   -----------  ---------  ---------
    Total current assets.........................................       2,812       2,766      2,500

Property, plant and equipment -- net.............................      14,089      13,997     13,232
Investment in Time Warner Entertainment..........................       2,510       2,522      2,552
Intangible assets -- net.........................................       1,872       1,858        514
Investment in international ventures.............................       1,131         881        477
Net investment in assets held for sale...........................         422         302        554
Other assets.....................................................       1,357         878        851
                                                                   -----------  ---------  ---------
    Total assets.................................................   $  24,193   $  23,204  $  20,680
                                                                   -----------  ---------  ---------
                                                                   -----------  ---------  ---------

LIABILITIES AND SHAREOWNERS' EQUITY
Current liabilities:
  Short-term debt................................................   $   4,364   $   2,837  $   1,776
  Accounts payable...............................................         771         944        977
  Employee compensation..........................................         335         367        386
  Dividends payable..............................................         252         251        236
  Current portion of restructuring charges.......................         354         337        456
  Other..........................................................       1,455       1,278      1,150
                                                                   -----------  ---------  ---------
    Total current liabilities....................................       7,531       6,014      4,981

Long-term debt...................................................       4,626       5,101      5,423
Postretirement and postemployment benefit obligations............       2,315       2,502      2,699
Deferred income taxes............................................         962         890        201
Unamortized investment tax credits...............................         211         231        280
Deferred credits and other.......................................         818       1,033      1,235

Preferred stock subject to mandatory redemption..................          51          51     --

Common shareowners' equity:
  Common shares -- no par, 2,000,000,000 authorized; 479,964,810,
   476,880,420 and 448,126,801 issued; 470,722,738, 469,343,048 and 441,139,829 outstanding,
   respectively..................................................       8,123       8,056      6,996
  Cumulative deficit.............................................        (282)       (458)      (857)
  LESOP guarantee................................................        (157)       (187)      (243)
  Foreign currency translation adjustments.......................          (5)        (29)       (35)
                                                                   -----------  ---------  ---------
    Total common shareowners' equity.............................       7,679       7,382      5,861
                                                                   -----------  ---------  ---------
    Total liabilities and shareowners' equity....................   $  24,193   $  23,204  $  20,680
                                                                   -----------  ---------  ---------
                                                                   -----------  ---------  ---------
Contingencies (see Note 17 to the Consolidated Financial
 Statements)

   The accompanying notes are an integral part of the Consolidated Financial
                                  Statements.

                                 U S WEST, INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                              DOLLARS IN MILLIONS

                                                                      SIX MONTHS ENDED
                                                                          JUNE 30,
                                                                        (UNAUDITED)             YEAR ENDED DECEMBER 31,
                                                                  ------------------------  -------------------------------
                                                                     1995         1994        1994       1993       1992
                                                                  -----------  -----------  ---------  ---------  ---------
OPERATING ACTIVITIES:
  Net income (loss).............................................   $     648    $     699   $   1,426  $  (2,806) $    (614)
  Adjustments to net income (loss):
    Discontinuance of SFAS No. 71...............................      --           --          --          3,123     --
    Cumulative effect of change in accounting principles........      --           --          --         --          1,793
    Restructuring charge........................................      --           --          --          1,000     --
    Depreciation and amortization...............................       1,122        1,010       2,052      1,955      1,881
    Gains on sales of assets:
      Partial sale of joint venture interest....................      --           --            (164)    --         --
      Rural telephone exchanges.................................         (78)         (48)        (82)    --         --
      Paging assets.............................................      --              (68)        (68)    --         --
    Equity losses in unconsolidated ventures....................          90           57         121         74         43
    Discontinued operations.....................................      --           --          --             82       (103)
    Deferred income taxes and amortization of investment tax
     credits....................................................          63           90         373       (225)         4
  Changes in operating assets and liabilities:
    Restructuring payments......................................        (180)         (63)       (289)      (120)       (98)
    Postretirement medical and life costs, net of cash
     fundings...................................................        (144)         (48)         (5)      (122)        50
    Accounts and notes receivable...............................        (127)         (53)       (104)       (90)        44
    Inventories, supplies and other.............................         (68)        (101)        (81)       (56)       (24)
    Accounts payable and accrued liabilities....................          76            7         (10)       238        133
  Other -- net..................................................          27           56          72        169        148
                                                                  -----------  -----------  ---------  ---------  ---------
  Cash provided by operating activities.........................       1,429        1,538       3,241      3,222      3,257
                                                                  -----------  -----------  ---------  ---------  ---------
INVESTING ACTIVITIES:
  Expenditures for property, plant and equipment................      (1,265)      (1,282)     (2,597)    (2,449)    (2,250)
  Investment in Time Warner Entertainment.......................      --           --          --         (1,557)    --
  Investment in Atlanta Systems.................................      --           --            (745)    --         --
  Investment in international ventures..........................        (291)        (151)       (350)      (230)      (173)
  Proceeds from disposals of property, plant and equipment......         112           47          96         45         75
  Proceeds from sale of paging assets...........................      --           --             143     --         --
  Cash (to) net investment in assets held for sale..............         (37)      --          --         --         --
  Other -- net..................................................        (281)         (90)       (119)       (10)        91
                                                                  -----------  -----------  ---------  ---------  ---------
  Cash (used for) investing activities..........................      (1,762)      (1,476)     (3,572)    (4,201)    (2,257)
                                                                  -----------  -----------  ---------  ---------  ---------
FINANCING ACTIVITIES:
  Net proceeds from short-term debt.............................       1,103          212       1,280        687         25
  Proceeds from issuance of long-term debt......................      --              251         251      2,282        344
  Repayments of long-term debt..................................        (390)        (327)       (526)    (2,969)      (770)
  Dividends paid on common stock................................        (462)        (440)       (886)      (812)      (796)
  Proceeds from issuance of common stock........................          23          295         364      1,150         92
  Proceeds from issuance of preferred stock.....................      --           --              50     --         --
  Purchase of treasury stock....................................         (63)      --             (20)    --         --
                                                                  -----------  -----------  ---------  ---------  ---------
  Cash provided by (used for) financing activities..............         211           (9)        513        338     (1,105)
                                                                  -----------  -----------  ---------  ---------  ---------
  Cash provided by (used for) continuing operations.............        (122)          53         182       (641)      (105)
  Cash (to) from discontinued operations........................      --               48        (101)       610       (237)
                                                                  -----------  -----------  ---------  ---------  ---------
CASH AND CASH EQUIVALENTS:
  Increase (decrease)...........................................        (122)         101          81        (31)      (342)
  Beginning balance.............................................         209          128         128        159        501
                                                                  -----------  -----------  ---------  ---------  ---------
  Ending balance................................................   $      87    $     229   $     209  $     128  $     159
                                                                  -----------  -----------  ---------  ---------  ---------
                                                                  -----------  -----------  ---------  ---------  ---------

   The accompanying notes are an integral part of the Consolidated Financial
                                  Statements.

                                 U S WEST, INC.
                 CONSOLIDATED STATEMENTS OF SHAREOWNERS' EQUITY

                              DOLLARS IN MILLIONS

                                                       SIX MONTHS ENDED
                                                           JUNE 30,
                                                         (UNAUDITED)             YEAR ENDED DECEMBER 31,
                                                    ----------------------  ----------------------------------
                                                       1995        1994        1994        1993        1992
                                                    ----------  ----------  ----------  ----------  ----------
COMMON SHARES
  Beginning balance...............................  $    8,056  $    6,996  $    6,996  $    5,770  $    5,607
  Issuance of common stock........................          63         126         694       1,224         144
  Settlement of litigation........................      --             210         210      --          --
  Benefit trust contribution (OPEB)...............          61         185         185      --          --
  (Purchase) issuance of treasury stock...........         (63)     --             (20)          6          20
  Other...........................................           6          (3)         (9)         (4)         (1)
                                                    ----------  ----------  ----------  ----------  ----------
  Ending balance..................................       8,123       7,514       8,056       6,996       5,770
                                                    ----------  ----------  ----------  ----------  ----------
(CUMULATIVE DEFICIT) RETAINED EARNINGS
  Beginning balance...............................        (458)       (857)       (857)      2,826       4,316
  Net income (loss)...............................         648         699       1,426      (2,806)       (614)
  Dividends declared ($1.07, $1.07, $2.14, $2.14
   and $2.12 per share, respectively).............        (504)       (486)       (980)       (905)       (876)
  Market value adjustment for securities..........          32         (45)        (64)         35      --
  Other...........................................      --          --              17          (7)     --
                                                    ----------  ----------  ----------  ----------  ----------
  Ending balance..................................        (282)       (689)       (458)       (857)      2,826
                                                    ----------  ----------  ----------  ----------  ----------
LESOP GUARANTEE
  Beginning balance...............................        (187)       (243)       (243)       (294)       (342)
  Activity........................................          30          27          56          51          48
                                                    ----------  ----------  ----------  ----------  ----------
  Ending balance..................................        (157)       (216)       (187)       (243)       (294)
                                                    ----------  ----------  ----------  ----------  ----------
FOREIGN CURRENCY TRANSLATION ADJUSTMENTS
  Beginning balance...............................         (29)        (35)        (35)        (34)          7
  Activity........................................          24          23           6          (1)        (41)
                                                    ----------  ----------  ----------  ----------  ----------
  Ending balance..................................          (5)        (12)        (29)        (35)        (34)
                                                    ----------  ----------  ----------  ----------  ----------
TOTAL COMMON SHAREOWNERS' EQUITY..................  $    7,679  $    6,597  $    7,382  $    5,861  $    8,268
                                                    ----------  ----------  ----------  ----------  ----------
                                                    ----------  ----------  ----------  ----------  ----------
COMMON SHARES AUTHORIZED AT JUNE 30 AND DECEMBER
 31 (THOUSANDS)...................................   2,000,000   2,000,000   2,000,000   2,000,000   2,000,000
                                                    ----------  ----------  ----------  ----------  ----------
COMMON SHARES OUTSTANDING (THOUSANDS)
  Beginning balance...............................     469,343     441,140     441,140     414,462     409,936
  Issuance of common stock........................       1,585       3,053      18,647      26,516       3,948
  Settlement of litigation........................      --           5,506       5,506      --          --
  Benefit trust contribution (OPEB)...............       1,500       4,600       4,600      --          --
  (Purchase) issuance of treasury stock...........      (1,705)     --            (550)        162         578
                                                    ----------  ----------  ----------  ----------  ----------
  Ending balance..................................     470,723     454,299     469,343     441,140     414,462
                                                    ----------  ----------  ----------  ----------  ----------
                                                    ----------  ----------  ----------  ----------  ----------

   The accompanying notes are an integral part of the Consolidated Financial
                                  Statements.

                                 U S WEST, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
        FOR THE SIX MONTHS ENDED JUNE 30, 1995 AND 1994 (UNAUDITED) AND
              FOR THE YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992
                (DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
    BASIS OF PRESENTATION. The Consolidated Financial Statements include the accounts of U S WEST Inc. ("U S WEST" or "Company") and its majority-owned subsidiaries, except for the Company's net investment in assets held for sale as discussed in Note 18 to the Consolidated Financial Statements. All significant intercompany amounts and transactions have been eliminated. Investments in less than majority-owned ventures are accounted for using the equity method.

    In the third quarter of 1993, U S WEST discontinued accounting for its regulated telephone operations, hereafter referred to as U S WEST Communications ("U S WEST Communications"), under Statement of Financial Accounting Standards ("SFAS") No. 71, "Accounting for the Effects of Certain Types of Regulation." (See Note 6 to the Consolidated Financial Statements.)

    U S WEST consists of two groups -- the Communications Group and the Media Group. The Communications Group operates in one industry segment (communications and related services) and the Media Group operates in four industry segments (multimedia content and services, wireless communications, cable and telecommunications and the discontinued capital assets segment) as defined in SFAS No. 14, "Financial Reporting for Segments of a Business Enterprise."

    The largest volume of the Company's services are provided to AT&T. During 1994, 1993 and 1992, revenues related to those services provided to AT&T were $1,130, $1,160 and $1,203, respectively. Related accounts receivable at December 31, 1994 and 1993 totaled $98 and $97, respectively.

    Certain reclassifications within the Consolidated Financial Statements have been made to conform to the current year presentation.

    CASH AND CASH EQUIVALENTS. Cash and cash equivalents include highly liquid investments with original maturities of three months or less that are readily convertible into cash and are not subject to significant risk from fluctuations in interest rates.

    INVENTORIES AND SUPPLIES. New and reusable materials of U S WEST Communications are carried at average cost, except for significant individual items that are valued based on specific costs. Non-reusable material is carried at its estimated salvage value. Inventories of U S WEST's non-telephone operations are carried at the lower of cost or market on a first-in, first-out basis.

    PROPERTY, PLANT AND EQUIPMENT. The investment in property, plant and equipment is carried at cost, less accumulated depreciation. Additions, replacements and substantial betterments are capitalized. Costs for normal repair and maintenance of property, plant and equipment are charged to expense as incurred.

    U S WEST Communications' provision for depreciation of property, plant and equipment is based on various straight-line group methods using remaining useful (economic) lives based on industrywide studies. Prior to discontinuing SFAS No. 71, depreciation was based on lives specified by regulators. (See Note 6 to the Consolidated Financial Statements.) When the depreciable property, plant and equipment of U S WEST Communications is retired or sold, the original cost less the net salvage value is generally charged to accumulated depreciation.

    The non-telephone operations of U S WEST provide for depreciation using the straight-line method. When such depreciable property, plant and equipment is retired or sold, the resulting gain or loss is recognized currently as an element of other income.

    Depreciation expense was $2,029, $1,941 and  $1,857 in 1994, 1993 and  1992,
respectively.

                                 U S WEST, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
        FOR THE SIX MONTHS ENDED JUNE 30, 1995 AND 1994 (UNAUDITED) AND
              FOR THE YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992
                (DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    Interest related to qualifying construction projects is capitalized and is reflected as a reduction of interest expense. At U S WEST Communications, prior to discontinuing SFAS No. 71, capitalized interest was included as an element of other income. Amounts capitalized by U S WEST were $44, $20 and $29 in 1994, 1993 and 1992, respectively.

    INTANGIBLE ASSETS. The costs of identified intangible assets and goodwill are amortized by the straight-line method over periods ranging from five to 40 years. These assets are evaluated, with other related assets, for impairment using a discounted cash flow methodology. Amortization expense was $23, $14 and $24 in 1994, 1993 and 1992, respectively.

    FOREIGN CURRENCY TRANSLATION. For international investments, assets and liabilities are translated at year-end exchange rates, and income statement items are translated at average exchange rates for the year. Resulting translation adjustments are recorded as a separate component of common shareowners' equity.

    REVENUE RECOGNITION. Local telephone service, cellular access and cable television revenues are generally billed monthly, in advance, and revenues are recognized the following month when services are provided. Revenues derived from other telephone services, including exchange access, long-distance and cellular airtime usage, are billed and recorded monthly as services are provided.

    Directory advertising revenues and related directory costs are generally deferred and recognized over the period during which directories are utilized, normally 12 months. The balance of deferred directory costs included in prepaid and other is $217 and $197 at December 31, 1994 and 1993, respectively.

    FINANCIAL INSTRUMENTS. Net interest income or expense on interest rate swaps is recognized over the life of the swaps as an adjustment to interest expense. Gains and losses on forward contracts, designated as hedges of interest rate exposure on debt refinancings, are deferred and recognized as an adjustment to interest expense over the life of the underlying debt. Gains and losses on foreign exchange forward, option, and combination option contracts, designated as hedges, are included in common shareowners' equity and recognized in income on sale of the investment.

    COMPUTER  SOFTWARE.   The cost  of computer  software, whether  purchased or
developed internally, is charged to expense with two exceptions. Initial operating systems software is capitalized and amortized over the life of the related hardware, and initial network applications software is capitalized and amortized over three years. Subsequent upgrades to capitalized software are expensed. Capitalized computer software of $146 and $148 at December 31, 1994 and 1993, respectively, is recorded in property, plant and equipment. The Company amortized capitalized computer software costs of $86, $51 and $24, in 1994, 1993 and 1992, respectively.

    INCOME TAXES. The provision for income taxes consists of an amount for taxes currently payable and an amount for tax consequences deferred to future periods in accordance with SFAS No. 109. U S WEST implemented SFAS No. 109, "Accounting for Income Taxes," in 1993. Adoption of the new standard did not have a material effect on the financial position or results of operations, primarily because of the Company's earlier adoption of SFAS No. 96.

    For financial statement purposes, investment tax credits of U S WEST Communications are being amortized over the economic lives of the related property, plant and equipment in accordance with the deferred method of accounting for such credits.

                                 U S WEST, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
        FOR THE SIX MONTHS ENDED JUNE 30, 1995 AND 1994 (UNAUDITED) AND
              FOR THE YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992
                (DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    EARNINGS  (LOSS) PER  COMMON SHARE.   Earnings  (loss) per  common share are
computed on the basis of the weighted average number of shares of common stock outstanding during each year.

    INTERIM FINANCIAL STATEMENTS. The interim financial statements have been prepared in accordance with GAAP and in accordance with SEC rules and regulations for interim reporting. In the opinion of the Company's management, the interim financial statements include all adjustments, consisting of only normal recurring adjustments, necessary to present fairly the interim financial information set forth therein.

NOTE 2: ACQUISITION OF ATLANTA SYSTEMS
    On December 6, 1994, U S WEST acquired the stock of Wometco Cable Corp. and subsidiaries, and the assets of Georgia Cable Partners and Atlanta Cable Partners L.P. (the "Atlanta Systems"), for cash of $745 and 12,779,206 U S WEST common shares valued at $459, for a total purchase price of approximately $1.2 billion. The Atlanta Systems' results of operations have been included in the consolidated results of operations since the date of acquisition.

    The acquisition was accounted for using the purchase method. Accordingly, the purchase price was allocated to assets acquired (primarily identified intangibles) based on their estimated fair values.

    The   identified  intangibles  and   goodwill  are  being   amortized  on  a
straight-line basis over 25 years.

    Following are summarized, consolidated, unaudited, pro forma results of operations for U S WEST for the years ended December 31, 1994 and 1993, assuming the acquisition occurred as of the beginning of the respective periods:

                                                                         YEAR ENDED DECEMBER
                                                                                 31,
                                                                         --------------------
                                                                           1994       1993
                                                                         ---------  ---------
Revenue................................................................  $  11,143  $  10,494
Net income (loss)......................................................      1,415     (2,817)
Earnings (loss) per common share.......................................       3.04      (6.52)

NOTE 3: INDUSTRY SEGMENTS
    In accordance with generally accepted accounting principles, industry segment data is presented for the combined operations of the Communications Group and the Media Group. The Company's equity method investments and discontinued operations are excluded from segment data and are included in "Corporate and other."

    The Communications Group consists of the communications and related services segment, which provides regulated communication services, customer premises equipment and other communications services to residential and business customers both inside and outside the Company's 14-state region. The Media Group includes the multimedia content and services segment, which consists of the publishing of White and Yellow Pages telephone directories, database marketing services and interactive services in domestic and international markets. The Media Group's wireless communications segment provides information products and services over wireless networks in 13 western and midwestern states. The Media Group's cable and telecommunications segment was created with the

                                 U S WEST, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
        FOR THE SIX MONTHS ENDED JUNE 30, 1995 AND 1994 (UNAUDITED) AND
              FOR THE YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992
                (DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

NOTE 3: INDUSTRY SEGMENTS (CONTINUED)
acquistion of the Atlanta Systems on December 6, 1994 (see Note 2 to the Consolidated Financial Statements) and provides cable television services to the metropolitan Atlanta area. Industry segment financial information follows:

                           COMMUNICATIONS
                               GROUP
                           --------------                                MEDIA GROUP
                           COMMUNICATIONS   ----------------------------------------------------------------------
                                AND          MULTIMEDIA
                              RELATED       CONTENT AND       WIRELESS            CABLE AND          CORPORATE AND
1994                          SERVICES      SERVICES (1)   COMMUNICATIONS   TELECOMMUNICATIONS (2)     OTHER (5)
-------------------------  --------------   ------------   --------------   ----------------------   -------------
Sales and other
 revenues................     $ 9,176          $1,075          $  781               $   18              $   34
Operating income (loss)
 from continuing
 operations..............       2,118             396              88                 --                   (95)
Identifiable assets......      15,944             613           1,286                1,459               4,036
Depreciation and
 amortization............       1,908              30             102                    6                   6
Capital expenditures.....       2,477              42             274                    2                  25
1993
-------------------------
Sales and other revenues
 (3).....................       8,870             956             561                 --                    32
Operating income (loss)
 from continuing
 operations (4)..........       1,035             356             (29)                --                   (89)
Identifiable assets......      15,423             450           1,175                 --                 3,821
Depreciation and
 amortization............       1,828              16             104                 --                     7
Capital expenditures.....       2,226              32             175                 --                     8
1992
-------------------------
Sales and other revenues
 (3).....................       8,530             949             407                 --                    28
Operating income (loss)
 from continuing
 operations..............       1,794             375               5                 --                   (92)
Identifiable assets......      20,655             444           1,110                 --                 1,576
Depreciation and
 amortization............       1,759              15              89                 --                    18
Capital expenditures.....       2,385              38             124                 --                     7


                           INTERSEGMENT
1994                       ELIMINATIONS   CONSOLIDATED
-------------------------  ------------   ------------
Sales and other
 revenues................     $(131)        $10,953
Operating income (loss)
 from continuing
 operations..............     --              2,507
Identifiable assets......      (134)         23,204
Depreciation and
 amortization............     --              2,052
Capital expenditures.....     --              2,820
1993
-------------------------
Sales and other revenues
 (3).....................      (125)         10,294
Operating income (loss)
 from continuing
 operations (4)..........     --              1,273
Identifiable assets......      (189)         20,680
Depreciation and
 amortization............     --              1,955
Capital expenditures.....     --              2,441
1992
-------------------------
Sales and other revenues
 (3).....................       (91)          9,823
Operating income (loss)
 from continuing
 operations..............     --              2,082
Identifiable assets......      (324)         23,461
Depreciation and
 amortization............     --              1,881
Capital expenditures.....     --              2,554

------------------------------
(1) Includes revenue from directory publishing activities in Europe of $78 and $7 and identifiable assets of $124 and $4 for 1994 and 1993, respectively.

(2) Results of operations have been included since date of acquisition, December 6, 1994.

(3) In 1992, certain rural markets in the wireless communications segment were accounted for under the equity method. Beginning in 1993, these markets were consolidated. Wireless sales and other revenues would increase $35 if these rural markets were consolidated in 1992.

(4) Includes pretax restructuring charges of $880, $50 and $70 for the communications and related services, multimedia content and services and wireless communications segments, respectively.

(5) The Company's equity method investments and discontinued operations are included in "Corporate and other."

                                 U S WEST, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
        FOR THE SIX MONTHS ENDED JUNE 30, 1995 AND 1994 (UNAUDITED) AND
              FOR THE YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992
                (DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

NOTE 3: INDUSTRY SEGMENTS (CONTINUED)
    Operating income represents sales and other revenues less operating expenses, and excludes interest expense, equity losses in unconsolidated ventures, other income (expense) and income taxes. Identifiable assets are those assets used in each segment's operations. Corporate and other assets consist primarily of cash, marketable securities, investments in international ventures, investment in Time Warner Entertainment Company, L.P. ("TWE"), net assets of discontinued operations and assets not directly employed in revenue generation. Corporate and other operating losses includes general corporate expenses and administrative costs primarily associated with the Company's investments.

NOTE 4: INVESTMENT IN TIME WARNER ENTERTAINMENT
    On September 15, 1993, U S WEST acquired 25.51 percent pro-rata priority capital and residual equity interests ("equity interests") in TWE for an aggregate purchase price of $2.553 billion, consisting of $1.532 billion in cash and $1.021 billion in the form of a four-year promissory note bearing interest at a rate of 4.391 percent per annum. TWE owns and operates substantially all of the entertainment assets previously owned by Time Warner Inc., consisting primarily of its filmed entertainment, programming-HBO and cable businesses. As a result of U S WEST's admission to the partnership, certain wholly owned subsidiaries of Time Warner Inc. ("General Partners") and subsidiaries of Toshiba Corporation and ITOCHU Corporation hold equity interests of 63.27, 5.61 and 5.61 percent, respectively. In connection with the TWE investment, the company acquired 12.75 percent of the common stock of Time Warner Entertainment Japan Inc., a joint venture company established to expand and develop the market for entertainment services in Japan.

    The Company has an option to increase its equity interests in TWE from 25.51 up to 31.84 percent depending on cable operating performance, as defined in the TWE Partnership Agreement. The option is exercisable, in whole or part, between January 1, 1999, and May 31, 2005, for an aggregate cash exercise price of $1.25 billion to $1.8 billion, depending on the year of exercise. Either TWE or U S WEST may elect that the exercise price for the option be paid with partnership interests rather than cash.

    Pursuant to the TWE Partnership Agreement, there are four levels of capital. From the most to least senior, the capital accounts are: senior preferred (held by the General Partners); pro rata priority capital (A preferred-held pro rata by all partners); junior priority capital (B preferred-all held by the General Partners); and common (residual equity interests held pro rata by all partners). Of the $2.553 billion contributed by U S WEST, $1.658 billion represents A preferred capital and $895 represents common capital. The TWE Partnership
Agreement provides for special allocations of income and distributions of partnership capital, which are based on the fair value of assets contributed to the partnership. Partnership income, to the extent earned, is allocated as follows: (1) to the partners so that the economic burden of the income tax consequences of partnership operations is borne as though the partnership was taxed as a corporation ("special tax income"); (2) to the partners' preferred capital accounts in order of priority shown above, at various rates of return ranging from 8 percent to 13.25 percent; and (3) to the partners' common capital according to their residual partnership interests. To the extent partnership income is insufficient to satisfy all special allocations in a particular accounting period, the unearned portion is carried over until satisfied out of future partnership income. Partnership losses generally will be allocated in reverse order, first to eliminate prior allocations of partnership income, except senior preferred and special tax income, next to reduce

                                 U S WEST, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
        FOR THE SIX MONTHS ENDED JUNE 30, 1995 AND 1994 (UNAUDITED) AND
              FOR THE YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992
                (DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

NOTE 4: INVESTMENT IN TIME WARNER ENTERTAINMENT (CONTINUED) initial capital amounts, other than senior preferred, then to reduce the senior preferred account and finally, to eliminate special tax income. Also, the senior preferred is scheduled to be distributed in three annual installments beginning July 1, 1997.

    A summary of the contributed capital and limitations on the allocation of partnership income follows:

                                                                              TIME
                                                 INITIAL        INCOME       WARNER
                                                 CAPITAL     ALLOCATIONS    GENERAL     U S
PRIORITY OF CONTRIBUTED CAPITAL                AMOUNTS (A)    LIMITED TO    PARTNERS    WEST    ITOCHU   TOSHIBA
---------------------------------------------  -----------   ------------   --------   ------   ------   -------
                                                             (% PER ANNUM
                                                              COMPOUNDED
                                                              QUARTERLY)
                                                                                       (OWNERSHIP %)
Special tax allocations......................    $    0        No limit        *         *        *         *
Senior Preferred.............................     1,400           8.00%        100.00%   --       --       --
Pro rata priority capital....................     5,600          13.00%(b)      63.27% 25.51%    5.61%    5.61%
Junior priority capital (d)..................     2,600          13.25%(c)     100.00%   --       --       --
Residual equity interests....................     3,300        No limit         63.27% 25.51%    5.61%    5.61%

------------------------------

*    as necessary
(a) Excludes partnership income or loss (to the extent earned) allocated thereto.
(b)  11.0% to the extent concurrently distributed.
(c)  11.25% to the extent concurrently distributed.
(d) Junior priority capital is subject to retroactive adjustment based on TWE's operating performance over five and ten year periods.

    Beginning July 1, 1994, the TWE Partnership Agreement generally permits cash distributions to the partners to pay applicable taxes on their allocable taxable income from TWE. In addition, beginning July 1, 1995, and subject to restricted payment limitations and availability under the applicable financial ratios contained in the TWE Credit Agreement, distributions other than tax-related distributions also are permitted. For other than distributions related to taxes or the senior preferred, the TWE Partnership Agreement requires certain cash distribution thresholds be met to the limited partners before the General Partners receive their full share of distributions. No cash distributions were made to U S WEST in 1994.

    The Company accounts for its investment in TWE under the equity method of accounting. The excess of fair market value over the book value of total partnership net assets implied by the company's investment is $5.7 billion. This excess is being amortized on a straight-line basis over 25 years. The Company's recorded share of TWE operating results represents allocated TWE net income or loss adjusted for the amortization of the excess of fair market value over the book value of the partnership net assets. As a result of this amortization and the special income allocations described above, U S WEST's recorded pretax share of TWE's operating results was $(11) and $(6) for the first six months of 1995 and 1994, respectively, and ($18) and ($20) for 1994 and 1993, respectively.

    As consideration for its expertise and participation in the cable operations of TWE, the Company earns a management fee of $130 over five years, which is payable over a four-year period beginning in 1995. Management fees of $26 and $8 were recorded to other income in 1994 and 1993, respectively.

                                 U S WEST, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
        FOR THE SIX MONTHS ENDED JUNE 30, 1995 AND 1994 (UNAUDITED) AND
              FOR THE YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992
                (DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

NOTE 4: INVESTMENT IN TIME WARNER ENTERTAINMENT (CONTINUED)

    Summarized financial information for TWE is presented below:

                                                                  SIX MONTHS ENDED    YEAR ENDED DECEMBER
                                                                      JUNE 30,                31,
                                                                --------------------  --------------------
SUMMARIZED OPERATING RESULTS                                      1995       1994       1994       1993
--------------------------------------------------------------  ---------  ---------  ---------  ---------
Revenue.......................................................  $   4,438  $   3,974  $   8,460  $   7,946
Operating expenses (1)........................................      3,981      3,544      7,612      7,063
Interest and other expense, net (2)...........................        361        310        647        611
                                                                ---------  ---------  ---------  ---------
Income before income taxes and extraordinary items............         96        120        201        272
Income before extraordinary item..............................         96        120        161        208
                                                                ---------  ---------  ---------  ---------
Net income....................................................  $      60  $     104  $     161  $     198
                                                                ---------  ---------  ---------  ---------
                                                                ---------  ---------  ---------  ---------

------------------------

(1) Includes depreciation and amortization of $501 and $453 for the six months ended June 30, 1995 and 1994, respectively, and $943 and $902, in 1994 and 1993, respectively.

(2) Includes corporate services of $30 for the six months ended June 30, 1995 and 1994, and $60 in 1994 and 1993.

                                                     JUNE 30,      DECEMBER 31,
                                                    -----------  ----------------
SUMMARIZED FINANCIAL POSITION                          1995       1994     1993
--------------------------------------------------  -----------  -------  -------
Current assets (3)................................   $   4,756   $ 3,573  $ 3,745
Non-current assets (4)............................      14,534    15,089   14,218
Current liabilities...............................       3,110     2,857    2,265
Non-current liabilities...........................       7,979     7,909    8,162
Minority interest.................................         317     --       --
Senior preferred capital..........................       1,730     1,663    1,536
Partners' capital (5).............................       6,154     6,233    6,000

------------------------

(3) Includes cash of $2,263 at June 30, 1995, $1,071 and $1,338 at December 31, 1994 and 1993, respectively.

(4)  Includes loan receivable from Time Warner of $400 in 1995 and 1994.

(5) Net of a note receivable from U S WEST of $528 at June 30, 1995 and $771 and $1,005 at December 31, 1994 and 1993, respectively.

    In early 1995, Time Warner Inc. announced its intention to simplify its corporate structure by establishing a separate, self-financing enterprise to house its cable and telecommunications properties. Any change in the structure of TWE would require the approval of U S WEST and its TWE partners.

NOTE 5: RESTRUCTURING CHARGES
    The Company's 1993 results reflect a $1 billion restructuring charge (pretax). The restructuring charge includes only the specific, incremental and direct costs that can be estimated with reasonable accuracy and are clearly identifiable with the related Restructing Plan. The Restructuring Plan is designed to provide faster, more responsive customer services, while reducing the costs of providing these services. As part of the Restructuring Plan, the Company is developing new systems and enhanced system functionality that will enable it to monitor networks to reduce the risk of service interruptions, activate telephone service on demand, rapidly design and engineer new services for customers and centralize its service centers. The Company is consolidating its existing 560 customer

                                 U S WEST, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
        FOR THE SIX MONTHS ENDED JUNE 30, 1995 AND 1994 (UNAUDITED) AND
              FOR THE YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992
                (DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

NOTE 5: RESTRUCTURING CHARGES (CONTINUED)
service centers into 26 centers in 10 cities and reducing its total work force by approximately 9,000 employees (including the remaining employee reductions associated with the restructuring plan announced in 1991). While the Company will separate 10,000 employees, approximately 1,000 employees that were originally expected to relocate have chosen separation or other job assignments and will be replaced. The $30 cost associated with these additional employee separations was reclassified at June 30, 1995, from relocation to the reserve for employee separation.

    Following is a schedule of the costs included in the 1993 restructuring charge:

                                                    1993           CHANGE      JUNE 30,
                                                RESTRUCTURING        IN          1995
                                                   CHARGE         ESTIMATE     ESTIMATE
                                              -----------------  -----------  -----------

Employee separation.........................      $     230       $      30    $     260
Systems development.........................            400                          400
Real estate.................................            130                          130
Relocation..................................            110             (30)          80
Retraining and other........................             65                           65
Asset write-down............................             65                           65
                                                    -------             ---   -----------
    Total...................................      $   1,000          --        $   1,000
                                                    -------                   -----------
                                                    -------                   -----------

    Employee separation costs include severance payments, health-care coverage and postemployment education benefits. System development costs include new systems and the application of enhanced system functionality to existing single purpose systems to provide integrated, end-to-end customer service. A substantial portion of the work-force reductions will be enabled by developing new systems and enhanced system functionality, which will simplify the current, labor-intensive interfaces between existing processes. Real estate costs include preparation costs for the new service centers. The relocation and retraining costs are related to moving employees to the new service centers and retraining employees on the methods and systems required in the new, restructured mode of operation.

    During 1994, 497 management and 1,683 occupational employees left the Company under the Restructuring Plan. The following table shows amounts charged to the restructuring reserve:

                                                                               AMOUNT
                                                                             -----------
Employee separation (1)....................................................   $      75
Systems development........................................................         127
Real estate................................................................          50
Relocation.................................................................          21
Retraining and other.......................................................          16
                                                                                  -----
1994 restructuring reserve activity........................................   $     289
                                                                                  -----
                                                                                  -----

------------------------
(1)  Includes   $56  associated  with  work-force   reductions  under  the  1991
     restructuring plan.

    The Company's 1991 restructuring plan included a pretax charge of $364 due to planned work-force reductions and the write-off of certain intangible and other assets. The portion of the 1991 restructuring charge related to work-force reductions was $240, and covered approximately 6,000

                                 U S WEST, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
        FOR THE SIX MONTHS ENDED JUNE 30, 1995 AND 1994 (UNAUDITED) AND
              FOR THE YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992
                (DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

NOTE 5: RESTRUCTURING CHARGES (CONTINUED) employees. The balance of the unused reserve associated with work-force reductions at December 31, 1993, was $56. All expenditures and work-force reductions under the 1991 plan were completed by the end of 1994.

NOTE 6: PROPERTY, PLANT AND EQUIPMENT
    The composition of property, plant and equipment follows:

                                                                                                 DECEMBER 31,
                                                                                             --------------------
                                                                                               1994       1993
                                                                                             ---------  ---------
Land and buildings.........................................................................  $   2,604  $   2,521
Telephone network equipment and outside plant..............................................     23,519     22,479
General purpose computer and other.........................................................      4,157      3,569
Construction in progress...................................................................        734        592
                                                                                             ---------  ---------
                                                                                                31,014     29,161
                                                                                             ---------  ---------
Less accumulated depreciation:
  Buildings................................................................................        698        656
  Telephone network equipment and outside plant............................................     14,175     13,389
  General purpose computer and other.......................................................      2,144      1,884
                                                                                             ---------  ---------
                                                                                                17,017     15,929
                                                                                             ---------  ---------
Property, plant and equipment -- net.......................................................  $  13,997  $  13,232
                                                                                             ---------  ---------
                                                                                             ---------  ---------

    In 1994, U S WEST Communications sold certain rural telephone exchanges with a cost basis of $122. The Company received consideration for the sales of $93 in cash and $81 in replacement property. The Company will receive an additional $30 of replacement property in 1995.

    DISCONTINUANCE OF SFAS NO. 71. U S WEST incurred a non-cash, extraordinary charge of $3.1 billion, net of an income tax benefit of $2.3 billion, in conjunction with its decision to discontinue accounting for the operations of U S WEST Communications in accordance with SFAS No. 71, "Accounting for the Effects of Certain Types of Regulation," as of September 30, 1993. SFAS No. 71 generally applies to regulated companies that meet certain requirements, including a requirement that a company be able to recover its costs, notwithstanding competition, by charging its customers at prices established by its regulators. U S WEST's decision to discontinue application of SFAS No. 71 was based on the belief that competition, market conditions and the development of multimedia technology, more than prices established by regulators, will determine the future cost recovery by U S WEST Communications. As a result of this change, the remaining asset lives of U S WEST Communications' plant were shortened to more closely reflect the useful (economic) lives of such plant.

                                 U S WEST, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
        FOR THE SIX MONTHS ENDED JUNE 30, 1995 AND 1994 (UNAUDITED) AND
              FOR THE YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992
                (DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

NOTE 6: PROPERTY, PLANT AND EQUIPMENT (CONTINUED)
    Following is a list of the major categories of telephone property, plant and equipment and the manner in which depreciable lives were affected by the discontinuance of SFAS No. 71:

                                                            AVERAGE LIFE (YEARS)
                                                      --------------------------------
                                                          BEFORE            AFTER
CATEGORY                                              DISCONTINUANCE   DISCONTINUANCE
----------------------------------------------------  ---------------  ---------------
Digital switch......................................         17-18               10
Digital circuit.....................................         11-13               10
Aerial copper cable.................................         18-28               15
Underground copper cable............................         25-30               15
Buried copper cable.................................         25-28               20
Fiber cable.........................................            30               20
Buildings...........................................         27-49            27-49
General purpose computers...........................             6                6

    The Company employed two methods to determine the amount of the extraordinary charge. The "economic life" method assumed that a portion of the plant-related effect is a regulatory asset that was created by the under-depreciation of plant under regulation. This method yielded the plant-related adjustment that was confirmed by the second method, a discounted cash flows analysis.

    Following is a schedule of the nature and amounts of the after-tax charge recognized as a result of the Company's discontinuance of SFAS No. 71:

Plant related..............................................  $   3,124
Tax-related regulatory assets and liabilities..............       (208)
Other regulatory assets and liabilities....................        207
                                                             ---------
    Total..................................................  $   3,123
                                                             ---------
                                                             ---------

NOTE 7: DEBT

    SHORT-TERM DEBT.  The components of short-term debt follow:

                                                                                                   DECEMBER 31,
                                                                                               --------------------
                                                                                                 1994       1993
                                                                                               ---------  ---------
Notes payable:
  Commercial paper...........................................................................  $   2,305  $   1,029
Current portion of long-term debt, including $500 and $450 payable to TWE, in 1994 and 1993,
 respectively................................................................................        732        795
Allocated to discontinued operations -- net..................................................       (200)       (48)
                                                                                               ---------  ---------
    Total....................................................................................  $   2,837  $   1,776
                                                                                               ---------  ---------
                                                                                               ---------  ---------

    The weighted average interest rate on commercial paper was 5.97 percent  and
2.77 percent at December 31, 1994 and 1993, respectively.

    U S WEST is permitted to borrow up to approximately $1.9 billion under short-term formal lines of credit, all of which was available at December 31, 1994.

                                 U S WEST, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
        FOR THE SIX MONTHS ENDED JUNE 30, 1995 AND 1994 (UNAUDITED) AND
              FOR THE YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992
                (DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

NOTE 7: DEBT (CONTINUED)
    LONG-TERM DEBT. Interest rates and maturities of long-term debt at December 31 follow:

                                                                        MATURITIES
                                                  -------------------------------------------------------    TOTAL      TOTAL
INTEREST RATES                                      1996       1997       1998       1999     THEREAFTER     1994       1993
------------------------------------------------  ---------  ---------  ---------  ---------  -----------  ---------  ---------
Up to 5%........................................  $     271  $  --      $      35  $  --       $     240   $     546  $     844
Above 5% to 6%..................................         13         25        300     --             261         599        561
Above 6% to 7%..................................     --         --         --            226       1,290       1,516      1,383
Above 7% to 8%..................................        670         16     --         --           2,507       3,193      3,248
Above 8% to 9%..................................         28     --         --            126         290         444        504
Above 9% to 10%.................................     --             29     --             15         355         399        399
                                                  ---------        ---  ---------  ---------  -----------  ---------  ---------
                                                  $     982  $      70  $     335  $     367   $   4,943       6,697      6,939
                                                  ---------        ---  ---------  ---------  -----------
                                                  ---------        ---  ---------  ---------  -----------
Capital lease obligations and other.............                                                                 153        139
Unamortized discount -- net.....................                                                              (1,239)    (1,288)
Allocated to discontinued operations -- net.....                                                                (510)      (367)
                                                                                                           ---------  ---------
    Total.......................................                                                           $   5,101  $   5,423
                                                                                                           ---------  ---------
                                                                                                           ---------  ---------

    Long-term debt consists principally of debentures and medium-term notes, debt associated with the Company's Leveraged Employee Stock Ownership Plans (LESOP), and zero coupon, subordinated notes convertible at any time into U S WEST common shares. The zero coupon notes have a yield to maturity of approximately 7.3 percent and are recorded at a discounted value of $498. Long-term debt also includes a note payable to TWE of $271 in 1994 and $555 in 1993.

    During 1993, U S WEST refinanced debt issues aggregating $2.7 billion in principal amount. Expenses associated with the refinancing resulted in an extraordinary charge to income of $77, net of a tax benefit of $48. The refinancing allowed the Company to take advantage of favorable interest rates.

    Interest payments, net of amounts capitalized, were $534, $680 and $704 for 1994, 1993 and 1992, respectively, of which $103, $212 and $220, respectively, relate to discontinued operations.

NOTE 8: LEASING ARRANGEMENTS
    U S WEST has entered into operating leases for office facilities, equipment and real estate. Rent expense under operating leases was $288, $275 and $274 in 1994, 1993 and 1992, respectively.

    Minimum future lease payments as of December 31, 1994, under non-cancellable operating leases, follow:

YEAR
--------------------------------------------------------------------------
1995......................................................................  $     153
1996......................................................................        140
1997......................................................................        128
1998......................................................................        123
1999......................................................................        109
Thereafter................................................................        853
                                                                            ---------
    Total.................................................................  $   1,506
                                                                            ---------
                                                                            ---------

                                 U S WEST, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
        FOR THE SIX MONTHS ENDED JUNE 30, 1995 AND 1994 (UNAUDITED) AND
              FOR THE YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992
                (DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

NOTE 9: DERIVATIVE FINANCIAL INSTRUMENTS
    The Company is exposed to market risks arising from changes in interest rates and foreign exchange rates. Derivative financial instruments are used by the company to manage these risks.

    INTEREST RATE RISK MANAGEMENT. The Company enters into interest rate swap agreements to manage its market exposure to fluctuations in interest rates. Swap agreements are primarily used to effectively convert existing commercial paper to fixed-rate debt. This allows the Company to achieve interest savings over issuing fixed-rate debt directly. Additionally, the Company has entered into interest rate swaps to effectively terminate existing swaps.

    Under an interest rate swap, the Company agrees with another party to exchange interest payments at specified intervals over a defined term. Interest payments are calculated by reference to the notional amount based on the fixed- and variable-rate terms of the swap agreements. The net interest received or paid as part of the interest rate swap is accounted for as an adjustment to interest expense. Gains or losses on swaps entered into to terminate existing swaps are deferred and amortized over the remaining life of the swaps.

    The Company also entered into a currency swap to convert Swiss franc-denominated debt to dollar-denominated debt. This allowed the Company to achieve interest savings over issuing fixed-rate, dollar-denominated debt. Under the currency swap, the Company agreed with another party to exchange dollars for francs within the terms of the loan, which include periodic interest payments and principal upon origination and maturity. The currency swap and foreign currency debt are combined and accounted for as if fixed-rate, dollar-denominated debt were issued directly.

    The following table summarizes terms of swaps pertaining to continuing operations as of December 31, 1994. Variable rates are primarily indexed to the 30-day commercial paper rate.

                                                                                 WEIGHTED AVERAGE RATE
                                                     NOTIONAL                    ----------------------
CONTINUING OPERATIONS                                 AMOUNT       MATURITIES      RECEIVE       PAY
--------------------------------------------------  -----------  --------------  -----------  ---------
Variable to fixed.................................   $     785    1995 - 2004          6.14        6.47
Fixed to variable.................................           5        1995             6.61        5.87
Currency..........................................          71        1999           --            6.53

    The following table summarizes terms of swaps pertaining to discontinued operations as of December 31, 1994. Variable rates are indexed to three- and six-month LIBOR.

                                                                                 WEIGHTED AVERAGE RATE
                                                     NOTIONAL                    ----------------------
DISCONTINUED OPERATIONS                               AMOUNT       MATURITIES      RECEIVE       PAY
--------------------------------------------------  -----------  --------------  -----------  ---------
Variable to fixed (1).............................   $     380    1996 - 1997          5.69        9.03
Fixed to variable (1).............................         380    1996 - 1997          7.29        5.80
Variable rate basis adjustment (2)................          10        1997             5.89        7.04

------------------------
(1) The fixed to variable swap has the same terms as the variable to fixed swap and was entered into to terminate the variable to fixed swap. The net loss on the swaps is deferred and amortized over the remaining life of the swaps, and is included in the discontinued operations loss provision.

(2) Variable rate debt based on U. S. Treasury securities is swapped to a LIBOR-based interest rate.

    In 1993, the Company executed forward contracts to sell U. S. Treasury securities to reduce debt issuance risks by allowing the company to lock in the Treasury rate component of the future debt

                                 U S WEST, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
        FOR THE SIX MONTHS ENDED JUNE 30, 1995 AND 1994 (UNAUDITED) AND
              FOR THE YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992
                (DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

NOTE 9: DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)
issue. At December 31, 1994, deferred credits of $8 and deferred charges of $51 on closed interest rate forward contracts are included as part of the carrying value of the underlying debt. The deferred credits and charges are being recognized as a yield adjustment over the life of the debt, which matures at various dates through 2043. The net deferred charge is directly offset by the lower coupon rate achieved on the debt issuance. At December 31, 1994, there were no open forward contracts on interest rates.

    The  counterparties  to  these  derivative  contracts  are  major  financial institutions. The Company is exposed to credit loss in the event of non-performance by these counterparties. The Company manages this exposure by monitoring the credit standing of the counterparty and establishing dollar and term limitations that correspond to the respective credit rating of each counterparty. The Company does not have significant exposure to an individual counterparty and does not anticipate non-performance by any counterparty.

    FOREIGN EXCHANGE RISK MANAGEMENT. The Company enters into forward and option contracts to manage the market risks associated with fluctuations in foreign exchange rates after considering offsetting foreign exposures among international operations.

    The Company enters into forward contracts to exchange foreign currencies at agreed rates on specified future dates. This allows the Company to fix the cost of firm foreign commitments. The commitments and the forward contracts are for periods up to one year. The gain or loss on forward contracts designated as hedges of firm foreign investment commitments are included in common shareowners' equity and are recognized in income on sale of the investment.

    The Company also enters into foreign exchange combination option contracts to protect against adverse changes in foreign exchange rates. These option contracts combine purchased options to cap the foreign exchange rate and written options to finance the premium of the purchased options. The commitments and combination option contracts are for periods up to one year. Gains or losses on the contracts, designated as hedges of firm investment commitments, are included in common shareowners' equity and are recognized in income on sale of the investment.

    The counterparties to these contracts are major financial institutions. The Company is exposed to credit loss in the event of non-performance by these counterparties. The Company does not have significant exposure to an individual counterparty and does not anticipate non-performance by any counterparty.

    At December 31, 1994, the company has outstanding forward and combination option contracts to purchase British pounds in the notional amounts of $135 and $35, respectively. All contracts mature within one year.

    Cumulative deferred credits on foreign exchange contracts of $7 and deferred charges of $25, and deferred taxes (benefits) of $3 and ($10), respectively, are included in common shareowners' equity at December 31, 1994.

NOTE 10: FAIR VALUES OF FINANCIAL INSTRUMENTS
    Fair values of cash equivalents, other current amounts receivable and payable, and short-term debt, including discontinued operations, approximate carrying values due to their short-term nature.

                                 U S WEST, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
        FOR THE SIX MONTHS ENDED JUNE 30, 1995 AND 1994 (UNAUDITED) AND
              FOR THE YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992
                (DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

NOTE 10: FAIR VALUES OF FINANCIAL INSTRUMENTS (CONTINUED)
    The fair values of mandatorily redeemable preferred stock, foreign exchange forward and combination option contracts approximate the carrying values.

    The fair values of interest rate swaps are based on estimated amounts the Company would receive or pay to terminate such agreements, taking into account current interest rates and creditworthiness of the counterparties.

    The fair value of long-term debt, including discontinued operations, is based on quoted market prices where available or, if not available, is based on discounting future cash flows using current interest rates.

                                                                                           DECEMBER 31,
                                                                          ----------------------------------------------
                                                                                   1994                    1993
                                                                          ----------------------  ----------------------
                                                                           CARRYING      FAIR      CARRYING      FAIR
CONTINUING AND DISCONTINUED OPERATIONS                                       VALUE       VALUE       VALUE       VALUE
------------------------------------------------------------------------  -----------  ---------  -----------  ---------
Debt (includes short-term portion)......................................   $   9,221   $   8,700   $   8,695   $   8,940
Interest rate swap agreements -- assets.................................      --             (15)     --             (29)
Interest rate swap agreements -- liabilities............................      --              20      --              89
                                                                          -----------  ---------  -----------  ---------
    Debt -- net.........................................................   $   9,221   $   8,705   $   8,695   $   9,000
                                                                          -----------  ---------  -----------  ---------
                                                                          -----------  ---------  -----------  ---------

NOTE 11: PREFERRED STOCK SUBJECT TO MANDATORY REDEMPTION
    U S WEST has 50,000,000 authorized shares of preferred stock. On September 2, 1994, U S WEST issued to Fund American Enterprises Holdings, Inc. ("FFC") 50,000 shares of a class of newly created 7 percent Series B Cumulative Redeemable Preferred Stock for a total of $50. (See Note 17 to the Consolidated Financial Statements.) The preferred stock was recorded at fair market value of $51.

    U S WEST has the right, commencing five years from September 2, 1994, to redeem the shares for one thousand dollars per share plus unpaid dividends and a redemption premium. The shares are mandatorily redeemable in year 10 at face value plus unpaid dividends. At the option of FFC, the preferred stock also can be redeemed for common shares of Financial Security Assurance Holdings Ltd. ("FSA"), a member of the Capital Assets segment.

NOTE 12: SHAREOWNERS' EQUITY
    COMMON STOCK.   At December 31,  1994, the Company  held 7,537,372  treasury shares with a cost basis of $163, or $21.63 per share.

    On December 6, 1994, 12,779,206 shares of U S WEST common stock were issued to, or in the name of, the holders of Wometco Cable Corp. in accordance with a merger agreement. (See Note 2 to the Consolidated Financial Statements.)

    In connection with the settlement of shareowner litigation ("Rosenbaum v. U S WEST Inc. et al."), the Company issued approximately 5.5 million shares of U S WEST common stock in March 1994 to class members connected with this litigation.

    U S WEST issued, to certified class members, non-transferable rights to purchase shares of common stock directly from U S WEST, on a commission-free basis, at a 3 percent discount from the

                                 U S WEST, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
        FOR THE SIX MONTHS ENDED JUNE 30, 1995 AND 1994 (UNAUDITED) AND
              FOR THE YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992
                (DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

NOTE 12: SHAREOWNERS' EQUITY (CONTINUED) average of the high and low trading prices of such stock on the New York Stock Exchange on February 23, 1994, the pricing date designated in accordance with the settlement. U S WEST received net proceeds of $210 from the offering.

    During fourth quarter 1993, the Company issued 22 million additional shares of U S WEST common stock for net cash proceeds of $1,020. The company used the net proceeds to reduce short-term indebtedness, including indebtedness incurred from the TWE investment, and for general corporate purposes.

    LEVERAGED EMPLOYEE STOCK OWNERSHIP PLANS (LESOP). U S WEST maintains employee savings plans for management and occupational employees under which the Company matches a certain percentage of eligible contributions made by the employees with shares of company stock. The Company established two LESOPs in 1989 to provide the Company stock used for matching contributions to the savings plans.

    The long-term debt of the LESOP trusts, which is unconditionally guaranteed by the Company, is included in the accompanying consolidated balance sheets and corresponding amounts have been recorded as reductions to common shareowners' equity. The trusts will repay the debt with Company contributions and certain dividends received on shares of the Company's common stock held by the LESOP. Total Company contributions to the trusts (excluding dividends) were $80, $75 and $78 in 1994, 1993 and 1992, respectively, of which $19, $24 and $28, respectively, have been classified as interest expense. The Company recognizes expense based on the cash payments method. Dividends on unallocated shares held by the LESOP were $11, $14 and $17 in 1994, 1993 and 1992, respectively.

    SHAREHOLDER RIGHTS PLAN. The board of directors of the Company has adopted a shareholder rights plan which, in the event of a takeover attempt, would entitle existing shareowners to certain preferential rights. The rights expire on April 6, 1999, and are redeemable by the Company at any time prior to the date they would become effective.

    SHARE REPURCHASE.  Subsequent to the acquisition of the Atlanta Systems (See
Note 2 to the Consolidated Financial Statements), the company announced its intention to purchase U S WEST common shares in the open market up to an amount equal to those issued in conjunction with the acquisition, subject to market conditions. In December 1994, the Company purchased 550,400 shares of U S WEST common stock at an average price per share of $36.30.

NOTE 13: PARTIAL SALE OF JOINT VENTURE INTEREST
    TeleWest Communications plc ("TeleWest"), the cable television/telephone joint venture in the United Kingdom owned by U S WEST and Tele-Communications Inc., made an initial public offering of its ordinary shares in November 1994. Following the offering, in which U S WEST sold 24.4 percent of its joint venture interest, U S WEST owns approximately 37.8 percent of TeleWest. Net proceeds of approximately $650 will be used by TeleWest to finance construction and operations costs, invest in affiliated companies and repay debt. It is the Company's policy to recognize as income any gains or losses related to the sale of investee stock. U S WEST recognized a gain of $105 in 1994, net of $59 in deferred taxes, for the partial sale of its joint venture interest in TeleWest.

NOTE 14: STOCK INCENTIVE PLANS
    U S WEST maintains stock incentive plans for executives and key employees, and non-employees. The 1994 Stock Plan was approved by shareowners on May 6, 1994. The 1994 Stock Plan is a successor

                                 U S WEST, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
        FOR THE SIX MONTHS ENDED JUNE 30, 1995 AND 1994 (UNAUDITED) AND
              FOR THE YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992
                (DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

NOTE 14: STOCK INCENTIVE PLANS (CONTINUED)
plan to the U S West Inc. Stock Incentive Plan and the U S WEST 1991 Stock Incentive Plan (The "Predecessor Plans"). No further grants of options or restricted stock may be made under the Predecessor Plans. The plan is administered by the Human Resources Committee of the board of directors with respect to officers, executive officers and outside directors and by a special committee with respect to all other eligible employees and eligible non-employees. The maximum aggregate number of shares of common stock of the company that may be granted in any calendar year for all purposes under the plan will be three-quarters of 1 percent of the shares of common stock outstanding (excluding shares of such common stock held in the company's treasury) on the first day of such calendar year. In the event that fewer than the full aggregate number of shares of common stock available for issuance in any calendar year are issued, the shares not issued will be added to the shares available for issuance in any subsequent year or years. Options may be exercised no later than 10 years after the date on which the option was granted. A total of 8,300,853 shares of U S WEST common stock were reserved for issuance under the 1994 Stock Plan and the Predecessor Plans at December 31, 1994.

    Data for outstanding options under the plan is summarized as follows:

                                                                                       AVERAGE
                                                                                       OPTION
                                                                  NUMBER OF SHARES*     PRICE
                                                                  ------------------  ---------
Outstanding January 1, 1992.....................................        3,420,406     $   33.97
                                                                       ----------     ---------
  Granted.......................................................        1,410,311         38.13
  Exercised.....................................................         (327,221)        26.15
  Canceled or expired...........................................          (53,346)        36.17
                                                                       ----------     ---------
Outstanding December 31, 1992...................................        4,450,150         35.81
                                                                       ----------     ---------
  Granted.......................................................        1,486,106         48.83
  Exercised.....................................................         (412,444)        31.73
  Canceled or expired...........................................         (222,273)        36.87
                                                                       ----------     ---------
Outstanding December 31, 1993...................................        5,301,539         39.76
                                                                       ----------     ---------
  Granted.......................................................        2,438,409         36.15
  Exercised.....................................................         (139,762)        33.72
  Canceled or expired...........................................         (214,149)        40.71
                                                                       ----------     ---------
Outstanding December 31, 1994...................................        7,386,037     $   38.66
                                                                       ----------     ---------
                                                                       ----------     ---------

------------------------
*    Includes options granted in tandem with SARs.

    Options to purchase 2,374,394 and 1,412,791 shares were exercisable at December 31, 1994 and 1993, respectively. A total of 914,816 and 8,649,750 shares of U S WEST common stock were available for grant under the plans in effect at December 31, 1994 and 1993, respectively.

NOTE 15: EMPLOYEE BENEFITS
    PENSION PLAN. Effective January 1, 1993, U S WEST merged its two defined benefit pension plans, covering substantially all management and occupational employees, in a single plan. Management benefits are based on a final pay formula, while occupational benefits are based on a flat benefit

                                 U S WEST, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
        FOR THE SIX MONTHS ENDED JUNE 30, 1995 AND 1994 (UNAUDITED) AND
              FOR THE YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992
                (DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

NOTE 15: EMPLOYEE BENEFITS (CONTINUED)
formula. U S WEST uses the projected unit credit method for the determination of pension cost for financial reporting purposes and the aggregate cost method for funding purposes. No funding was required in 1994, 1993 or 1992.

    The composition of the net pension credit and the actuarial assumptions of the plan follow:

                                                                      YEAR ENDED DECEMBER 31,
                                                                  -------------------------------
                                                                    1994       1993       1992
                                                                  ---------  ---------  ---------
Details of pension credit:
  Service cost -- benefits earned during the period.............  $     197  $     148  $     141
  Interest cost on projected benefit obligation.................        561        514        480
  Actual return on plan assets..................................        188     (1,320)      (411)
  Net amortization and deferral.................................       (946)       578       (318)
                                                                  ---------  ---------  ---------
Net pension credit..............................................  $       0  $     (80) $    (108)
                                                                  ---------  ---------  ---------
                                                                  ---------  ---------  ---------

    The expected long-term rate of return on plan assets used in determining net pension cost was 8.50 percent for 1994, 9.00 percent for 1993 and 9.25 percent for 1992.

    The funded status of the plan follows:

                                                                               DECEMBER 31,
                                                                           --------------------
                                                                             1994       1993
                                                                           ---------  ---------
Accumulated benefit obligation, including vested benefits of $5,044 and
 $5,286, respectively....................................................  $   5,616  $   5,860
                                                                           ---------  ---------
                                                                           ---------  ---------
Plan assets at fair value, primarily stocks and bonds....................  $   8,388  $   8,987
Less: Projected benefit obligation.......................................      7,149      7,432
                                                                           ---------  ---------
Plan assets in excess of projected benefit obligation....................      1,239      1,555
Unrecognized net (gain) loss.............................................        161        (70)
Prior service cost not yet recognized in net periodic pension cost.......        (67)       (72)
Balance of unrecognized net asset at January 1, 1987.....................       (785)      (865)
                                                                           ---------  ---------
Prepaid pension asset....................................................  $     548  $     548
                                                                           ---------  ---------
                                                                           ---------  ---------

    The actuarial assumptions used to calculate the projected benefit obligation follow:

                                                                                     DECEMBER 31,
                                                                                 --------------------
                                                                                   1994       1993
                                                                                 ---------  ---------
Discount rate..................................................................       8.00       7.25
Average rate of increase in future compensation levels.........................       5.50       5.50

    Anticipated future benefit changes have been reflected in the above calculations.

    POSTRETIREMENT BENEFITS OTHER THAN PENSIONS. U S WEST and most of its subsidiaries provide certain health care and life insurance benefits to retired employees. Effective January 1, 1992, U S WEST adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," which mandates that employers reflect in their current expenses the cost of providing retirement medical and life insurance benefits to current and future retirees. Prior to 1992, U S WEST

                                 U S WEST, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
        FOR THE SIX MONTHS ENDED JUNE 30, 1995 AND 1994 (UNAUDITED) AND
              FOR THE YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992
                (DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

NOTE 15: EMPLOYEE BENEFITS (CONTINUED)
recognized these costs as they were paid. Adoption of SFAS No. 106 resulted in a one-time, non-cash charge against 1992 earnings of $1,741 net of a deferred income tax benefit of $1,038, for the prior service of active and retired employees. The effect on 1992 income from continuing operations of adopting SFAS No. 106 was approximately $47, or $.11 per share.

    In conjunction with the adoption of SFAS No. 106, for financial reporting purposes, the Company elected to immediately recognize the accumulated postretirement benefit obligation for current and future retirees, net of the fair value of plan assets. However, the Federal Communications Commission and certain state jurisdictions permit amortization of the transition obligation over the average remaining service period of active employees for regulatory accounting purposes.

    U S WEST uses the projected unit credit method for the determination of postretirement medical costs for financial reporting purposes. The composition of net postretirement benefit costs and actuarial assumptions underlying plan benefits follow:

                                                                                YEAR ENDED DECEMBER 31,
                                                         ---------------------------------------------------------------------
                                                                 1994                    1993                    1992
                                                         ---------------------   ---------------------   ---------------------
                                                         MEDICAL   LIFE  TOTAL   MEDICAL   LIFE  TOTAL   MEDICAL   LIFE  TOTAL
                                                         -------   ----  -----   -------   ----  -----   -------   ----  -----
Service cost -- benefits earned during the period......   $ 62     $ 13  $  75    $ 60     $ 11  $  71    $ 57     $ 10  $  67
Interest on accumulated benefit obligation.............    221       39    260     235       36    271     223       33    256
Actual return on plan assets...........................      3        1      4     (73)     (52)  (125)    (19)     (29)   (48)
Net amortization and deferral..........................    (68)     (31)   (99)     27       22     49    --        --    --
                                                         -------   ----  -----   -------   ----  -----   -------   ----  -----
Net postretirement benefit costs.......................   $218     $ 22  $ 240    $249     $ 17  $ 266    $261     $ 14  $ 275
                                                         -------   ----  -----   -------   ----  -----   -------   ----  -----
                                                         -------   ----  -----   -------   ----  -----   -------   ----  -----

    The expected long-term rate of return on plan assets used in determining net postretirement benefit costs was 8.50 percent for 1994 and 9.00 percent in 1993 and 1992.

    The funded status of the plan follows:

                                                                                                DECEMBER 31,
                                                                             --------------------------------------------------
                                                                                       1994                      1993
                                                                             ------------------------  ------------------------
                                                                             MEDICAL   LIFE    TOTAL   MEDICAL   LIFE    TOTAL
                                                                             -------   -----  -------  -------   -----  -------
Accumulated postretirement benefit obligation attributable to:
  Retirees.................................................................  $ 1,733   $ 248  $ 1,981  $ 1,795   $ 311  $ 2,106
  Fully eligible plan participants.........................................      264      38      302      274      48      322
  Other active plan participants...........................................      940     135    1,075      983     170    1,153
                                                                             -------   -----  -------  -------   -----  -------
    Total accumulated postretirement benefit obligation....................    2,937     421    3,358    3,052     529    3,581
Unrecognized net gain (loss)...............................................      243      90      333       65     (25)      40
Fair value of plan assets, primarily stocks, bonds and life insurance
 (1).......................................................................     (894)   (374)  (1,268)    (613)   (388)  (1,001)
                                                                             -------   -----  -------  -------   -----  -------
Accrued postretirement benefit obligation..................................  $ 2,286   $ 137  $ 2,423  $ 2,504   $ 116  $ 2,620
                                                                             -------   -----  -------  -------   -----  -------
                                                                             -------   -----  -------  -------   -----  -------

------------------------
(1)  Medical plan assets include U S WEST common stock of $164 in 1994.

                                 U S WEST, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
        FOR THE SIX MONTHS ENDED JUNE 30, 1995 AND 1994 (UNAUDITED) AND
              FOR THE YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992
                (DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

NOTE 15: EMPLOYEE BENEFITS (CONTINUED)
    The actuarial assumptions used to calculate the accumulated postretirement benefit obligation follow:

                                                                          DECEMBER 31,
                                                                      --------------------
                                                                        1994       1993
                                                                      ---------  ---------
Discount rate.......................................................       8.00       7.25
Medical trend*......................................................       9.70      10.30

------------------------
* Medical cost trend rate gradually declines to an ultimate rate of 6 percent in 2006.

    A 1-percent increase in the assumed health care cost trend rate for each future year would have increased the aggregate of the service and interest cost components of 1994 net postretirement benefit cost by approximately $50 and increased the 1994 accumulated postretirement benefit obligation by approximately $450.

    For U S WEST Communications, the annual amount funded will generally follow the amount of expense allowed in regulatory jurisdictions.

    Anticipated   future   benefit  changes   have   been  reflected   in  these
postretirement benefit calculations.

    OTHER POSTEMPLOYMENT BENEFITS. U S WEST adopted, effective January 1, 1992, SFAS No. 112, "Employers' Accounting for Postemployment Benefits." SFAS No. 112 requires that employers accrue for the estimated costs of benefits, such as workers' compensation and disability, provided to former or inactive employees who are not eligible for retirement. Adoption of SFAS No. 112 resulted in a one-time, non-cash charge against 1992 earnings of $53, net of a deferred income tax benefit of $32.

NOTE 16: INCOME TAXES
    The components of the provision for income taxes follow:

                                                                           YEAR ENDED DECEMBER 31,
                                                                       -------------------------------
                                                                         1994       1993       1992
                                                                       ---------  ---------  ---------
Federal:
  Current............................................................  $     418  $     422  $     427
  Deferred...........................................................        351       (145)        46
  Investment tax credits -- net......................................        (47)       (56)       (63)
                                                                       ---------  ---------  ---------
                                                                             722        221        410
                                                                       ---------  ---------  ---------
State and local:
  Current............................................................         52         71         62
  Deferred...........................................................         83        (23)        21
                                                                       ---------  ---------  ---------
                                                                             135         48         83
                                                                       ---------  ---------  ---------
Provision for income taxes...........................................  $     857  $     269  $     493
                                                                       ---------  ---------  ---------
                                                                       ---------  ---------  ---------

    Amounts paid for income taxes were $313, $391 and $459 in 1994, 1993 and 1992, respectively, inclusive of discontinued operations.

                                 U S WEST, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
        FOR THE SIX MONTHS ENDED JUNE 30, 1995 AND 1994 (UNAUDITED) AND
              FOR THE YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992
                (DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

NOTE 16: INCOME TAXES (CONTINUED)
    The effective tax rate differs from the statutory tax rate as follows:

                                                                                                 YEAR ENDED DECEMBER 31,
                                                                                             -------------------------------
                                                                                               1994       1993       1992
                                                                                             ---------  ---------  ---------
                                                                                                      (IN PERCENT)
Federal statutory tax rate.................................................................       35.0       35.0       34.0
Investment tax credit amortization.........................................................       (1.3)      (3.0)      (4.2)
State income taxes -- net of federal effect................................................        3.9        4.0        3.5
Rate differential on reversing temporary differences.......................................     --           (2.2)      (3.1)
Depreciation on capitalized overheads -- net...............................................     --            1.4        2.1
Tax law change -- catch-up adjustment......................................................     --            3.1     --
Restructuring charge.......................................................................     --           (1.5)    --
Other......................................................................................       (0.1)      (0.7)      (0.9)
                                                                                                   ---        ---        ---
Effective tax rate.........................................................................       37.5       36.1       31.4
                                                                                                   ---        ---        ---
                                                                                                   ---        ---        ---

    The components of the net deferred tax liability follow:

                                                                               DECEMBER 31,
                                                                           --------------------
                                                                             1994       1993
                                                                           ---------  ---------
Property, plant and equipment............................................  $   1,504  $   1,340
Leases...................................................................        690        663
State deferred taxes -- net of federal effect............................        395        277
Intangible assets........................................................        164     --
Investment in partnerships...............................................        142         46
Other....................................................................         84         94
                                                                           ---------  ---------
Deferred tax liabilities.................................................      2,979      2,420
                                                                           ---------  ---------
Postemployment benefits, including pension...............................        718        736
Restructuring, discontinued operations and other.........................        417        620
Unamortized investment tax credit........................................         79         94
State deferred taxes -- net of federal effect............................        232        220
Other....................................................................        317        260
                                                                           ---------  ---------
Deferred tax assets......................................................      1,763      1,930
                                                                           ---------  ---------
Net deferred tax liability...............................................  $   1,216  $     490
                                                                           ---------  ---------
                                                                           ---------  ---------

    The current portion of the deferred tax asset was $352 and $336 at December 31, 1994 and 1993, respectively, resulting primarily from restructuring charges and compensation-related items.

    On August 10, 1993, federal legislation was enacted that increased the corporate tax rate from 34 percent to 35 percent retroactive to January 1, 1993. The cumulative effect on deferred taxes of the 1993 increase in income tax rates was $74, including $20 for discontinued operations.

    The net deferred tax liability includes $678 in 1994 and $607 in 1993 related to discontinued operations.

                                 U S WEST, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
        FOR THE SIX MONTHS ENDED JUNE 30, 1995 AND 1994 (UNAUDITED) AND
              FOR THE YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992
                (DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

NOTE 17: COMMITMENTS AND CONTINGENCIES
    At U S WEST Communications, there are pending regulatory actions in local regulatory jurisdictions that call for price decreases, refunds or both. In one such instance, the Utah Supreme Court has remanded a Utah Public Service Commission ("PSC") order to the PSC for reconsideration, thereby establishing two exceptions to the rule against retroactive ratemaking: 1) unforeseen and extraordinary events, and 2) misconduct. The PSC's initial order denied a refund request from interexchange carriers and other parties related to the Tax Reform Act of 1986. This action is still in the discovery process. If a formal filing -- made in accordance with the remand from the Supreme Court -- alleges that the exceptions apply, the range of possible risk to U S WEST Communications is $0 to $140.

    U  S  WEST has  issued  letters of  credit, which  expire  in July  1995, in
conjunction  with   its   investment  in   Binariang   Sdn  Bhd,   a   Malaysian
telecommunications company, totaling $110.

NOTE 18: NET INVESTMENT IN ASSETS HELD FOR SALE
    During second quarter 1993, the U S WEST board of directors approved a plan to dispose of the Capital Assets segment through the sale of segment assets and businesses. Accordingly, the Company recorded an after-tax charge of $100, or $.24 per share, for the estimated loss on disposition. An additional provision of $20, or $.04 per share, is related to the effect of the 1993 increase in federal income tax rates. The capital assets segment includes activities related to financial services and financial guarantee insurance operations. Also included in the segment is U S WEST Real Estate Inc., for which disposition was announced in 1991 and a $500 valuation allowance was established to cover both carrying costs and losses on disposal of related properties.

    Effective January 1, 1995, the capital assets segment has been accounted for in accordance with Staff Accounting Bulletin No. 93, issued by the Securities Exchange Commission, which requires discontinued operations not disposed of within one year of the measurement date to be accounted for prospectively in continuing operations as a net investment in assets held for sale. The net realizable value of the assets will be reevaluated on an ongoing basis with adjustments to the existing reserve, if any, being charged to continuing operations. Prior to January 1, 1995, the entire capital assets segment was accounted for as discontinued operations in accordance with Accounting Principles Board Opinion No. 30.

    During 1994, U S WEST reduced its ownership interest in FSA, a member of the capital assets segment, to 60.9 percent, and its voting interest to 49.8 percent through a series of transactions. In May and June 1994, U S WEST sold 8.1 million shares of FSA, including 2.0 million shares to Fund American Enterprises Holdings Inc. ("FFC"), in an initial public offering of FSA common stock at $20 per share. U S WEST received $154 in net proceeds from the offering. On September 2, 1994, U S WEST issued to FFC 50,000 shares of cumulative redeemable preferred stock for a total of $50. (See Note 11 to the Consolidated Financial Statements.) FFC's voting interest in FSA is 21.0 percent, achieved through a combination of direct share ownership of common and preferred FSA shares, and a voting trust agreement with U S WEST. The company retained certain risks in asset-backed obligations related to the commercial real estate portfolio.

    FFC has a right of first offer and a call right to purchase from U S WEST up to 9.0 million shares, or approximately 57 percent, of outstanding FSA stock held by U S WEST. U S WEST anticipates its ownership will be further reduced by 1996.

    During 1994, U S WEST Real Estate sold 12 buildings, six parcels of land and other assets for approximately $327. Additional properties were sold in the first quarter of 1995 for approximately

                                 U S WEST, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
        FOR THE SIX MONTHS ENDED JUNE 30, 1995 AND 1994 (UNAUDITED) AND
              FOR THE YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992
                (DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

NOTE 18: NET INVESTMENT IN ASSETS HELD FOR SALE (CONTINUED)
$47. During 1993, five properties were sold for approximately $66. The sales were in line with company estimates. Proceeds from building sales were primarily used to pay related debt. U S WEST has completed all construction of existing buildings in the commercial real estate portfolio and expects to substantially complete the liquidation of its portfolio by 1998. The remaining balance of assets subject to sale is approximately $569, net of reserves as of June 30, 1995.

    In December 1993, the Company sold $2.0 billion of finance receivables and the business of U S WEST Financial Services to NationsBank Corporation. Sales proceeds of $2.1 billion were used primarily to repay related debt. The pretax gain on the sale of approximately $100, net of selling expenses, was in line with management's estimate and was included in the Company's estimate of provision for loss on disposal. The management team that previously operated the entire Capital Assets segment transferred to NationsBank.

    Building sales and operating revenues of the discontinued capital assets segment were $107 and $382 for the six months ended June 30, 1995 and 1994, respectively, and $553 in 1994, $710 in 1993, and $672 in 1992. Income from discontinued operations for 1993 (to June 1) and 1992 totaled $38 and $103, respectively. Income (loss) from discontinued operations subsequent to June 1, 1993 is being deferred and was included within the provision for loss on disposal. The assets and liabilities of the discontinued capital assets segment have been separately classified on the consolidated balance sheets as net investment in assets held for sale.

                     NET INVESTMENT IN ASSETS HELD FOR SALE

                                                                 JUNE 30,       DECEMBER 31,
                                                                 ---------  --------------------
                                                                   1995       1994       1993
                                                                 ---------  ---------  ---------
ASSETS:
Cash and cash equivalents......................................  $      55  $       7  $      24
Finance receivables -- net.....................................      1,016      1,073      1,131
Investment in real estate -- net of valuation allowance........        424        465        711
Bonds..........................................................        165        155        895
Investment in FSA..............................................        365        329     --
Other assets...................................................        206        362        600
                                                                 ---------  ---------  ---------
Total assets...................................................  $   2,231  $   2,391  $   3,361
                                                                 ---------  ---------  ---------
LIABILITIES:
Debt...........................................................  $     965  $   1,283  $   1,496
Deferred income taxes..........................................        699        693        681
Accounts payable, accrued liabilities and other................        135        103        244
Unearned premiums..............................................     --         --            346
Minority interests.............................................         10         10         40
                                                                 ---------  ---------  ---------
Total liabilities..............................................      1,809      2,089      2,807
                                                                 ---------  ---------  ---------
Net investment in assets held for sale.........................  $     422  $     302  $     554
                                                                 ---------  ---------  ---------
                                                                 ---------  ---------  ---------

                                 U S WEST, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
        FOR THE SIX MONTHS ENDED JUNE 30, 1995 AND 1994 (UNAUDITED) AND
              FOR THE YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992
                (DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

NOTE 18: NET INVESTMENT IN ASSETS HELD FOR SALE (CONTINUED)
    Finance receivables primarily consist of contractual obligations under long-term leases that the company intends to run off. These long-term leases primarily consist of investments in leveraged leases related to aircraft and power plants. For leveraged leases, the cost of the assets leased is financed primarily through non-recourse debt that is netted against the related lease receivable.

    The components of finance receivables follow:

                                                                               DECEMBER 31,
                                                                           --------------------
                                                                             1994       1993
                                                                           ---------  ---------
Receivables..............................................................  $   1,095  $   1,208
Unguaranteed estimated residual values...................................        467        477
                                                                           ---------  ---------
                                                                               1,562      1,685
Less: Unearned income....................................................        459        490
  Credit loss and other allowances.......................................         30         64
                                                                           ---------  ---------
Finance receivables -- net...............................................  $   1,073  $   1,131
                                                                           ---------  ---------
                                                                           ---------  ---------

    Investments in securities, which are designated as available for sale, are carried at market value. Any resulting unrealized gains or losses, net of applicable deferred income taxes, are reflected as a component of common shareowners' equity. The 1994 net unrealized loss of $64 (net of a deferred tax benefit of $34) and the 1993 net unrealized gain of $35 (net of deferred taxes of $19), are included in common shareowners' equity.

    The amortized cost and estimated market value of investments in securities follow:

                                                                                    DECEMBER 31, 1994
                                                                        ------------------------------------------
                                                                                     GROSS        GROSS
                                                                        CARRYING   UNREALIZED   UNREALIZED   FAIR
MARKETABLE SECURITIES                                                    AMOUNT      GAINS      LOSSES (1)   VALUE
----------------------------------------------------------------------  --------   ----------   ----------   -----
Municipal.............................................................    $113       --            $13       $100
Other.................................................................      65       --             10         55
                                                                        --------     -----         ---       -----
Total.................................................................     178       --            $23       $155
                                                                        --------     -----         ---       -----
                                                                        --------     -----         ---       -----

                                                                                    DECEMBER 31, 1993
                                                                        ------------------------------------------
                                                                                     GROSS        GROSS
                                                                        CARRYING   UNREALIZED   UNREALIZED   FAIR
MARKETABLE SECURITIES                                                    AMOUNT      GAINS        LOSSES     VALUE
----------------------------------------------------------------------  --------   ----------   ----------   -----
Municipal.............................................................    $742        $ 51         $ 1       $792
Other.................................................................      99           4        --          103
                                                                        --------     -----         ---       -----
Total.................................................................    $841        $ 55         $ 1       $895
                                                                        --------     -----         ---       -----
                                                                        --------     -----         ---       -----

------------------------------
(1) Common shareowners' equity at December 31, 1994, also includes a net unrealized loss on marketable securities of $49 (net of a deferred tax benefit of $26), associated with the company's equity investment in FSA.

                                 U S WEST, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
        FOR THE SIX MONTHS ENDED JUNE 30, 1995 AND 1994 (UNAUDITED) AND
              FOR THE YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992
                (DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

NOTE 18: NET INVESTMENT IN ASSETS HELD FOR SALE (CONTINUED)
    DEBT.    Interest  rates  and   maturities  of  debt  associated  with   the
discontinued capital assets segment at December 31 follow:

                                                                     MATURITIES
                                         ------------------------------------------------------------------    TOTAL      TOTAL
INTEREST RATES                             1995       1996       1997       1998       1999     THEREAFTER     1994       1993
---------------------------------------  ---------  ---------  ---------  ---------  ---------  -----------  ---------  ---------
Up to 5%...............................  $      50  $  --      $  --      $  --      $  --       $       5   $      55  $     496
Above 5% to 6%.........................          5     --             10     --         --          --              15          5
Above 6% to 7%.........................        100     --             54     --         --          --             154         54
Above 7% to 8%.........................          7          5          5     --         --          --              17         26
Above 8% to 9%.........................     --             35     --         --            150           4         189        264
Above 9% to 10%........................         61     --             48          5     --          --             114        177
Above 10%..............................     --         --         --             29     --          --              29         29
Commercial paper rates.................     --         --         --         --         --          --          --             30
                                         ---------  ---------  ---------  ---------  ---------       -----   ---------  ---------
                                         $     223  $      40  $     117  $      34  $     150   $       9         573      1,081
                                         ---------  ---------  ---------  ---------  ---------       -----
                                         ---------  ---------  ---------  ---------  ---------       -----
Allocated from continuing operations -- net................................................................        710        415
                                                                                                             ---------  ---------
  Total....................................................................................................  $   1,283  $   1,496
                                                                                                             ---------  ---------
                                                                                                             ---------  ---------

    Debt of $119 and $124 at December 31, 1994 and 1993, respectively, was collateralized by first deeds of trust on associated real estate, assignment of rents from leases, and operating and management agreements.

    FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK -- FINANCIAL GUARANTEES. The Company retained certain risks in asset-backed obligations related to the commercial real estate portfolio. The principal amounts insured on the asset-backed and municipal obligations follow. The 1994 amounts do not include the financial guarantees for FSA, which is now accounted for under the equity method.

                                            ASSET-BACKED (1)       MUNICIPAL (2)
                                          --------------------  --------------------
                                              DECEMBER 31,          DECEMBER 31,
                                          --------------------  --------------------
TERM TO MATURITY                            1994       1993       1994       1993
----------------------------------------  ---------  ---------  ---------  ---------
0 to 5 Years............................  $     540  $   5,955     --      $   1,888
5 to 10 Years...........................        537      2,050     --          2,771
10 to 15 Years..........................        391      1,286     --          2,176
15 to 20 Years..........................     --            593     --          2,346
20 and Above............................     --          2,501     --          4,606
                                          ---------  ---------  ---------  ---------
  Total.................................  $   1,468  $  12,385     --      $  13,787
                                          ---------  ---------  ---------  ---------
                                          ---------  ---------  ---------  ---------

------------------------
(1) Excludes amounts ceded to other insurers of $6,210 in 1993 and includes $25 of assumed obligations in 1993.

(2) Excludes amounts ceded to other insurers of $5,576 in 1993 and includes $1,218 of assumed obligations in 1993.

                                 U S WEST, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
        FOR THE SIX MONTHS ENDED JUNE 30, 1995 AND 1994 (UNAUDITED) AND
              FOR THE YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992
                (DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

NOTE 18: NET INVESTMENT IN ASSETS HELD FOR SALE (CONTINUED)
    The principal amount of insured obligations in the municipal portfolio, net of amounts ceded, include the following types of issues:

                                                                   DECEMBER 31,
                                                               --------------------
TYPE OF ISSUE                                                    1994       1993
-------------------------------------------------------------  ---------  ---------
General obligation...........................................  $  --      $   3,487
Tax-backed revenue...........................................     --          2,919
Housing revenue..............................................     --          1,879
Municipal utility revenue....................................     --          1,783
Health care revenue..........................................     --          1,399
Transportation revenue.......................................     --            710
Other........................................................     --          1,610
                                                               ---------  ---------
  Total......................................................  $  --      $  13,787
                                                               ---------  ---------
                                                               ---------  ---------

    Concentrations  of   collateral   associated   with   insured   asset-backed
obligations, net of amounts ceded, follow:

                                                                             DECEMBER 31,
                                                                         --------------------
TYPE OF COLLATERAL                                                         1994       1993
-----------------------------------------------------------------------  ---------  ---------
Residential mortgages..................................................  $  --      $   3,874
Consumer receivable....................................................     --          1,443
Securities:
  Government debt......................................................     --          2,039
  Non-government securities............................................     --          1,709
Commercial mortgages:
  Commercial real estate...............................................        530        809
  Corporate secured....................................................        888      1,018
Investor-owned utility first mortgage bonds............................     --            772
Other asset-backed.....................................................         50        721
                                                                         ---------  ---------
  Total................................................................  $   1,468  $  12,385
                                                                         ---------  ---------
                                                                         ---------  ---------

                                 U S WEST, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
        FOR THE SIX MONTHS ENDED JUNE 30, 1995 AND 1994 (UNAUDITED) AND
              FOR THE YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992
                (DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

NOTE 18: NET INVESTMENT IN ASSETS HELD FOR SALE (CONTINUED)
    ADDITIONAL  FINANCIAL  INFORMATION.    Information for  U  S  WEST Financial
Services Inc., a member of the discontinued capital assets segment, follows:

                                                               SIX
                                                              MONTHS
                                                              ENDED              YEAR ENDED DECEMBER 31,
                                                             JUNE 30,
                                                       --------------------  -------------------------------
SUMMARIZED OPERATING RESULTS                             1995       1994       1994       1993       1992
-----------------------------------------------------  ---------  ---------  ---------  ---------  ---------
Revenues.............................................  $      21  $      30  $      54  $     410  $     302
Income before parent support and income taxes........     --         --         --         --             83
Income before parent support.........................     --         --         --         --             55
Net income...........................................     --         --         --         --             55

                                                                 JUNE 30,       DECEMBER 31,
                                                                 ---------  --------------------
SUMMARIZED FINANCIAL POSITION                                      1995       1994       1993
---------------------------------------------------------------  ---------  ---------  ---------
Net finance receivables........................................  $     922  $     981  $   1,020
Total assets...................................................      1,263      1,331      1,797
Total debt.....................................................        477        533        957
Total liabilities..............................................      1,193      1,282      1,748
Shareowner's equity............................................         70         49         49

NOTE 19: QUARTERLY FINANCIAL DATA (UNAUDITED)
    Quarterly financial data, and per share market and dividend data, follows:

                                                                            FIRST     SECOND      THIRD     FOURTH
QUARTERLY FINANCIAL DATA                                                   QUARTER    QUARTER    QUARTER    QUARTER
------------------------------------------------------------------------  ---------  ---------  ---------  ---------
1994
  Sales and other revenues..............................................  $   2,641  $   2,708  $   2,765  $   2,839
  Income from continuing operations before income taxes.................        522        609        514        638
  Income from continuing operations and net income......................        324        375        318        409
  Earnings per common share.............................................       0.73       0.83       0.70       0.89
1993
  Sales and other revenues..............................................  $   2,510  $   2,541  $   2,577  $   2,666
  Income (loss) from continuing operations before income taxes..........        449        436       (534)       394
  Income (loss) from continuing operations..............................        296        291       (375)       264
  Net income (loss).....................................................        316        159     (3,545)       264
  Earnings (loss) per common share from continuing operations...........       0.71       0.70      (0.90)      0.62
  Earnings (loss) per common share......................................       0.76       0.38      (8.50)      0.62

    1994 first-quarter income from continuing operations includes $15 ($.03 per share) for a gain on the sale of certain rural telephone exchanges. 1994 second-quarter net income includes gains of $16 ($.04 per share) and $41 ($.09 per share) for the sales of certain rural telephone exchanges and paging operations, respectively. 1994 fourth-quarter net income includes gains of $105 ($.23 per share) for the partial sale of a joint venture interest and $20 ($.04 per share) for the sale of certain rural telephone exchanges.

                                 U S WEST, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
        FOR THE SIX MONTHS ENDED JUNE 30, 1995 AND 1994 (UNAUDITED) AND
              FOR THE YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992
                (DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

NOTE 19: QUARTERLY FINANCIAL DATA (UNAUDITED) (CONTINUED)
    1993 second-quarter net income was reduced by $100 ($.24 per share) for a charge related to discontinued operations and $50 ($.12 per share) for the early extinguishment of debt. 1993 third-quarter net loss includes a restructuring charge of $610 ($1.46 per share) and $74 ($.18 per share), including $20 ($.05 per share) related to discontinued operations, for the cumulative effect on deferred taxes of the 1993 federally mandated increase in income tax rates. 1993 third-quarter net loss also includes extraordinary charges of $3,123 ($7.49 per share) for the discontinuance of SFAS No. 71, and $27 ($.06 per share) for the early extinguishment of debt.

    1993 net income (loss) related to discontinued operations was $20 ($.05 per share) and ($82) ($.20 per share) for the first and second quarters, respectively. Income (loss) subsequent to June 1, 1993, is being deferred and was included within the provision for loss on disposal of the discontinued capital assets segment.

                                                      MARKET PRICE
                                             -------------------------------
PER SHARE MARKET AND DIVIDEND DATA             HIGH        LOW       CLOSE     DIVIDENDS
-------------------------------------------  ---------  ---------  ---------  -----------
                                                     (WHOLE DOLLARS)
1994
  First....................................  $  46.250  $  38.500  $  40.750   $   0.535
  Second...................................     43.750     38.250     41.875       0.535
  Third....................................     43.125     38.250     38.750       0.535
  Fourth...................................     38.875     34.625     35.625       0.535
1993
  First....................................  $  43.875  $  37.750  $  43.625   $   0.535
  Second...................................     46.000     40.625     45.875       0.535
  Third....................................     49.375     44.500     49.250       0.535
  Fourth...................................     50.750     45.750     45.875       0.535

                                                                        ANNEX VI

                              COMMUNICATIONS GROUP

Description of Business.............................................................       VI-2

Selected Financial Data.............................................................       VI-9

Management's Discussion and Analysis of Financial Condition and
 Results of Operations..............................................................      VI-11

Index to Combined Financial Statements..............................................      VI-27

                              COMMUNICATIONS GROUP

                            DESCRIPTION OF BUSINESS

    The   Communications  Group,  through  U  S  WEST  Communications,  provides regulated communications services to more than 25 million residential and business customers in the Communications Group Region, which is comprised of Arizona, Colorado, Idaho, Iowa, Minnesota, Montana, Nebraska, New Mexico, North Dakota, Oregon, South Dakota, Utah, Washington and Wyoming. The Communications Group Region currently includes 7 of the 10 fastest growing states in the United States. Communications services offered by U S WEST Communications include local telephone services, exchange access services (which connect customers to the facilities of carriers, including long-distance providers and wireless operators), and certain long-distance services within LATAs in the Communications Group Region. U S WEST Communications also offers its customers various new services, including Caller ID, voice messaging and high-speed data networking services. U S WEST Communications plans to build an interactive broadband telecommunications network capable of providing a broader range of products and services to its customers in the Communications Group Region. The Communications Group also provides customer premise equipment and certain communications services to business customers and governmental agencies both inside and outside the Communications Group Region. See "-- U S WEST Communications" and "-- Related Businesses."

COMMUNICATIONS GROUP STRATEGY

    The Communications Group's strategy is to become a leading provider of integrated communications, entertainment, information and transaction ("CEIT") services to its customers, primarily in the Communications Group Region. Implementation of this strategy focuses on four key elements that take advantage of growth opportunities while enabling the Communications Group to minimize the impact of increasing competition:

    - DEVELOPING NEW REVENUE SOURCES. The Communications Group intends to continue offering a comprehensive set of new products and services that are designed to meet its customers' changing communications needs. Many of these new products and services, including Caller ID, voice messaging, frame relay service, Transparent LAN Service and ATM Cell Relay Service, are offered over the Communication Group's existing wireline networks. Other new products and services, such as video programming, interactive multimedia, PCS services and information services, will be offered over planned broadband and wireless networks. See "-- U S WEST Communications -- Development of Broadband Network" and "-- Development of Wireless Capability." The Communications Group plans to jointly develop with or obtain from the Media Group and other third parties some of the new products and services to be offered over such networks. The Communications Group also intends to offer interLATA long-distance services when regulatory barriers are removed. See "-- Regulation -- Future Regulation and Legislation."

    - BUILDING CUSTOMER LOYALTY. The Communications Group intends to continue to build customer loyalty to prepare for increasing competition resulting from technological and regulatory changes. In order to build customer loyalty, the Communications Group uses a variety of distribution channels to meet the needs of its customers, including direct sales agents, telemarketing and business centers. The Communications Group is also focusing significant resources on upgrading its customer service and improving its information systems and processes. As part of this effort, the Communications Group is implementing the Restructuring Plan to provide faster, more responsive customer service and improved repair capabilities. See "-- U S WEST Communications -- The Restructuring Plan."

    - REDUCING COSTS AND EXPENSES. The Communications Group plans to reduce overall costs and expenses, including unit costs (defined as employee related and other operating expenses divided by access lines in service). As part of this effort, the Communications Group has implemented the Restructuring Plan to consolidate its 560 customer service centers into 26 centers and reduce its total work force by approximately 9,000 employees. See "-- U S WEST Communications -- The Restructuring Plan."

    - REMOVING REGULATORY BARRIERS. The Communications Group is aggressively pursuing a regulatory environment that will allow it to develop a broader line of products and services and reduce costs and expenses. To achieve such an environment, the Communications Group is working with state and federal regulatory authorities and legislatures to gain approval of initiatives to rebalance prices, adopt price and service quality regulation (that will enable U S WEST Communications to set prices, enter or exit markets and introduce new products without regulatory approvals) and advance competitive parity. See "-- Regulation."

    The Communications Group also expects to be able to benefit from synergies with the Media Group, including achieving economies of scale through joint purchasing of equipment, programming and services, and drawing upon the Media Group's expertise.

U S WEST COMMUNICATIONS

    U S WEST Communications was formed on January 1, 1991, when Northwestern Bell Telephone Company ("Northwestern Bell") and Pacific Northwest Bell Telephone Company ("Pacific Northwest Bell") were merged into The Mountain States Telephone and Telegraph Company ("Mountain Bell"), which simultaneously changed its name to U S WEST Communications, Inc. U S WEST acquired ownership of Mountain Bell, Northwestern Bell and Pacific Northwest Bell on January 1, 1984, when AT&T transferred its ownership interests in these three wholly owned operating telephone companies to U S WEST. This divestiture was made pursuant to a consent decree approved by the United States District Court for the District of Columbia (the "D.C. District Court") entitled the "Modification of Final Judgment" (the "MFJ"), which arose out of an antitrust action brought by the United States Department of Justice against AT&T. See "-- Regulation -- The MFJ Restrictions."

    U S WEST Communications serves approximately 80 percent of the population in the Communications Group Region. At December 31, 1994, U S WEST Communications had approximately 14,336,000 telephone network access lines in service, a 3.6 percent increase over year-end 1993, or 4.0 percent excluding the sale of certain rural telephone exchanges. At June 30, 1995, U S WEST Communications had approximately 14,518,000 telephone network access lines in service, a 3.6 percent increase over the number of access lines at June 30, 1994, or 4.2 percent excluding the sale of certain rural telephone exchanges.

    Under the terms of the MFJ, the Communications Group Region was divided into 29 LATAs, with each LATA generally including a metropolitan area or other identifiable community of interest. The principal types of telecommunications services offered by U S WEST Communications are (i) local exchange services,
(ii) exchange access  services (which  connects customers to  the facilities  of carriers, including interLATA long distance-service providers and wireless operators), and (iii) intraLATA long-distance network services. Local exchange service, exchange access service and intraLATA long-distance network service accounted for approximately 46 percent, 33 percent and 13 percent, respectively, of the combined sales and other revenues of the Communications Group for the six months ended June 30, 1995 and approximately 44 percent, 33 percent and 14 percent, respectively, for the fiscal year ended December 31, 1994. U S WEST Communications provided approximately 98 percent and 98 percent of the
Communications Group's combined sales and other revenues for the six months ended June 30, 1995 and for the fiscal year ended December 31, 1994, respectively. In 1994, revenues from a single customer, AT&T, accounted for approximately 12 percent of the sales and other revenues of the Communications Group.

    In  recent  years, U  S WEST  Communications has  focused on  developing new communications products and services to meet its customers' changing communications needs. Such products include Caller ID and voice messaging services. U S WEST Communications added approximately 380,000 new Caller ID subscribers in 1994, bringing its total number of Caller ID subscribers to 665,000. In addition, U S WEST Communications added approximately 200,000 voice messaging subscribers in 1994, bringing its total number of voice messaging subscribers to approximately 885,000. U S WEST Communications has also introduced "self healing" SONET-based network services, which provide redundant fiber optic based high capacity services. Through !NTERPRISE Networking Services, a group formed in 1993, U S WEST Communications provides high-speed data communications and network services, including frame relay service, Transparent LAN service, ATM Cell Relay Service, network integration solutions and other data-related services. U S WEST Communications intends to continue to develop and offer new communications products and services to its customers, including, subject to the removal of regulatory barriers, interLATA long-distance services. See "-- Regulation -- Future Regulation and Legislation." Some of these new communications products and services may be offered outside of the Communications Group Region.

    U S WEST Communications incurred capital expenditures of approximately $2.45 billion in 1994 and expects to incur approximately $2.1 billion of capital expenditures in 1995. These capital expenditures are used for the continuing growth, maintenance and modernization of U S WEST Communication's telephone plant, including investments in fiber optic cable, to improve customer services and network productivity and offer new services.

    DEVELOPMENT OF BROADBAND NETWORK. In 1993, U S WEST announced its intention to build an interactive multimedia telecommunications network (the "Broadband Network") capable of providing voice, data and video services, to customers within the Communications Group Region. The Communications Group expects to ultimately deliver a variety of integrated CEIT products and services and other high-speed digital services, including data applications, through the Broadband Network in selected areas of the Communications Group Region. These integrated services, including video-on-demand, targeted advertising, home shopping, interactive games, high-definition broadcast television and two-way, video telephony are expected to become available over time as the Broadband Network develops. The Company began limited testing of the Broadband Network in Omaha, Nebraska in December 1994. A market trial will begin later in 1995 in an Omaha area that will cover up to 50,000 homes. The offering of interactive video services over the Broadband Network is subject to FCC regulation. See "-- Regulation -- FCC Regulation."

    In early 1994, U S WEST Communications filed applications with the FCC to install Broadband Network architecture in Denver; Minneapolis-St. Paul; Salt Lake City; Boise; and Portland, Oregon (collectively, the "Broadband Applications"). In May 1995, however, in order to fully assess the results of the Omaha trials and examine alternative technologies, including wireless cable and direct broadcast satellite services, U S WEST Communications withdrew the Broadband Applications. The Communications Group plans to incorporate the results of the Omaha trials, as well as applicable new technologies, into its Broadband Network architecture in order to develop an advanced Broadband Network that is responsive to the needs of customers. This strategy may also include selective investments in wireless cable companies by U S WEST Communications.

    THE RESTRUCTURING  PLAN.   The  Company  announced in  1993  that U  S  WEST
Communications would implement the Restructuring Plan, which is designed to provide faster, more responsive customer service, while reducing the costs of providing these services. As part of this plan, U S WEST Communications is developing new systems and enhanced system functionality that will enable it to monitor networks to reduce the risk of service interruptions, activate telephone service on demand, rapidly design and engineer new services for customers and centralize its service centers. U S WEST Communications also is gradually reducing its work force by approximately 9,000 employees in connection with the Restructuring Plan and consolidating the operations of its existing 560 customer centers into 26 customer centers in ten cities. Implementation of the Restructuring Plan is scheduled to be completed by the end of 1997. See "-- Communications Group -- Management's Discussion and Analysis of Financial Condition and Results of Operations -- Results of Operations -- Six Months Ended June 30, 1995 Compared with Six Months Ended June 30, 1994 -- Restructuring Charges."

    DEVELOPMENT OF WIRELESS CAPABILITY. In the future, the Communications Group plans to include wireless services in its product packages. Though an agreement between the Company and AirTouch generally prohibits the Company from offering wireless services outside of its joint venture with AirTouch, such agreement permits the Communications Group to bid on 10 megahertz PCS licenses in the Communications Group Region being auctioned by the FCC and to offer wireless services using such spectra. See "Annex VII -- Media Group -- Description of Business -- Wireless Communications -- Domestic Operations -- Cellular." The Communications Group is considering acquiring such spectra and using them to build a wireless network in selected local markets in the Communications

Group Region. Obtaining such licenses would provide the Communications Group with the opportunity to package wireless communications services with its other services. Currently, FCC regulations do not permit the Communications Group to resell the cellular services offered by the Media Group.

RELATED BUSINESSES

    In addition to U S WEST Communications, the Communications Group provides customer premise equipment and certain related communications services to business customers and governmental agencies both inside and outside the Communications Group Region through U S WEST Communications Services, Inc. and U S WEST Federal Services, Inc. These companies provided approximately 2 percent and 2 percent of the Communications Group's combined sales and other revenues for the six months ended June 30, 1995 and for the fiscal year ended December 31, 1994, respectively.

REGULATION

    The Communications Group is subject to federal regulation pursuant to the MFJ and by the FCC and state regulation by the PUCs.

    THE MFJ RESTRICTIONS. The MFJ currently limits the scope of the business activities of U S WEST Communications. Under the MFJ, U S WEST Communications may provide local exchange, exchange access, information access and toll telecommunications services within its LATAs. U S WEST Communications is prohibited from providing interLATA service. U S WEST Communications is permitted to provide exchange access services that link a subscriber's telephone or other equipment in one of its LATAs to the transmission facilities of interexchange carriers which provide interLATA service. U S WEST Communications may market, but not manufacture, customer premises equipment, which is defined in the MFJ as equipment used on customers' premises to originate, route or terminate telecommunications. A similar restriction applies to the manufacture or provision of "telecommunications equipment," which is defined in the MFJ as including equipment used by carriers to provide telecommunications services. In addition, the MFJ requires U S WEST Communications to provide, upon a bona fide request by an interexchange carrier or information service provider, exchange access, information access and exchange services for such access that will be equal to that provided to AT&T in quality, type and price. The foregoing MFJ restrictions also apply to affiliates of U S WEST Communications, including the other businesses of the Communications Group and the businesses of the Media Group. Two additional consent orders require U S WEST to implement formal procedures for the examination of all business activities to ensure compliance with the MFJ restrictions.

    The D.C. District Court has retained jurisdiction over construction, implementation, modification and enforcement of the MFJ and has established procedures for obtaining generic and specific waivers from the manufacturing and interLATA restrictions of the MFJ, although the required filings with and review by the Justice Department and the D.C. District Court usually result in lengthy and uncertain proceedings. The MFJ restrictions present significant obstacles to the provision of certain wireless, cable television and other communications services and require that such business operations, even where waivers are ultimately obtained, be conducted under burdensome arrangements or subject to elaborate structural separation or other conditions. The Company is a party to litigation and is advocating legislation intended to remove or relax the MFJ restrictions.

    FCC REGULATION. U S WEST Communications is subject to the jurisdiction of the FCC with respect to interstate access tariffs (that specify the charges for the origination and termination of interstate communications) and other matters. U S WEST's interstate services have been subject to price-cap regulation since January 1991. Price caps are an alternative form of regulation designed to limit prices rather than profits. However, the FCC's price cap plan includes sharing of earnings in excess of authorized levels. U S WEST Communications believes that competition will ultimately be the determining factor in pricing telecommunications services. See "-- Communications Group -- Management's Discussion and Analysis of Financial Condition and Results of Operations -- Regulation -- Federal Regulatory Issues."

    The FCC also regulates the extent to which U S WEST Communications is permitted to provide video programming and other integrated video services to subscribers over the Broadband Network. Previously, local exchange telephone companies were generally prohibited both by the Cable Communications Policy Act of 1984 and by FCC cross-ownership rules from providing video programming directly to subscribers in their local exchange telephone service areas. Six U.S. District Courts and two U.S. Courts of Appeals recently held the statutory cross-ownership prohibition to be unconstitutional, and in light of these decisions, the FCC announced on March 17, 1995 that it will not enforce its cross-ownership ban. The FCC has also instituted a rulemaking proceeding to determine the scope of its regulation over the offering of video programming in the wake of these court decisions. The issues under consideration include whether local exchange carriers must offer their video programming over a common carrier platform, and whether they should be treated as cable operators subject to local franchising requirements. The resulting rules could impact the ultimate profitability of the Broadband Network.

    The FCC also regulates the offering of wireless services by U S WEST Communications. See "-- U S WEST Communications -- Development of Wireless Capability." While the FCC does not regulate the rates of wireless services, it does require that such services be offered on a common carrier basis and is considering imposing equal access requirements similar to those to which wireline access services are subject. U S WEST Communications is already subject to equal access obligations pursuant to the MFJ.

    STATE REGULATION. U S WEST Communications is subject to varying degrees of regulation by state commissions with respect to intrastate rates and service, and access charge tariffs. U S WEST Communications is currently working with state regulators to gain approval of initiatives, including efforts to rebalance prices, advance competitive parity and implement simplified forms of price and service quality regulation. See "-- Communications Group -- Management's Discussion and Analysis of Financial Condition and Results of Operations -- Regulation -- State Regulatory Issues." State and local regulatory authorities may also regulate certain terms and conditions of the offering of wireless services, such as the siting and construction of transmitter towers, antennas and equipment shelters and zoning and building permit approvals.

    Transactions between U S WEST Communications and unregulated unaffiliated third parties, including the businesses of the Media Group, are also subject to the review and, in some cases, detailed accounting rules of both the PUCs and the FCC. See "Proposal 1 -- The Recapitalization Proposal -- Certain Management Policies -- Inter-Group Business Transactions."

    FUTURE REGULATION AND LEGISLATION. As competitive pressures grow, there will be increasing regulatory and legislative activity before both the PUCs and the FCC concerning the terms and conditions pursuant to which competing providers, such as competitive access providers ("CAPs"), local exchange providers, and information service providers, are permitted to interconnect with, and bypass portions of, U S WEST Communications' wireline network, as well as other competition-related issues such as unbundling, local market entry, intraLATA toll competition, number portability, and universal service support. See "-- Competition." The ultimate resolution of such issues by regulators may have a significant impact upon the future competitive position of the communications service of U S WEST Communications.

    Though Congress failed to pass telecommunications reform legislation in 1994, new telecommunications legislation has been introduced in both houses in 1995. The Senate passed a bill on June 16, 1995 and the House of Representatives passed a bill on August 4, 1995. The thrust of these bills is to open up the network of local exchange carriers to further competition, and to eliminate certain prohibitions upon local exchange carriers entering into other lines of business. The proposed legislation would (i) open local exchange service to competition and preempt states from imposing barriers preventing such competition, (ii) impose new unbundling and interconnection requirements on local exchange carrier networks, (iii) remove MFJ prohibitions on interLATA services and manufacturing if certain competitive conditions are met, (iv) transfer any remaining MFJ requirements (including the MFJ's nondiscrimination provisions) to the FCC's jurisdiction, (v) impose requirements to conduct certain competitive activities only through structurally separate affiliates and
(vi) eliminate many of
the remaining cable and telephone company cross-ownership restrictions. There is, however, uncertainty concerning whether key differences between the House and Senate bills could be resolved in Conference Committee and, if so, whether the resulting bill will survive a threatened veto by President Clinton. The passing of such legislation would significantly change the competitive landscape of the telecommunications industry as a whole.

    The foregoing discussion does not purport to describe all present and proposed federal, state and local regulations, legislation, and related judicial or administrative proceedings relating to the telecommunications industry and thereby affecting the businesses of the Communications Group.

COMPETITION

    The Communications Group faces competition in the business, exchange access and intraLATA long-distance markets, primarily from CAPs and interexchange carriers. CAPs compete with the Communications Group by providing large business customers with high-capacity network services that connect to interexchange carrier facilities or other business locations within a serving LATA. Interexchange carriers compete with the Communications Group by providing intraLATA long-distance services. Such competition is eroding U S WEST Communications' market share of intraLATA long-distance services, including Wide Area Telephone Service and "800" services. Interexchange carriers are competing in this area by offering lower prices and packaging these services on an intraLATA and interLATA basis. U S WEST Communications and its affiliates are prohibited from providing interLATA long-distance services under the terms of the MFJ. See "-- Regulation -- The MFJ Restrictions."

    Technological advancements and regulatory changes will increase competition in the future. Current competitors, including CAPs and interexchange carriers, are positioning themselves to offer local exchange services. New competitors that are affiliates of cable television companies and power companies also are expected to play a greater role in offering local exchange services. In addition to local exchange services, competitors are expected to offer services that will compete with those U S WEST Communications plans to offer over the Broadband Network, including video programming and interactive multimedia services. Services offered by cellular and PCS operators also will compete with existing and future services of U S WEST Communications, including future wireless services. AT&T's entrance into the wireless communications market through its acquisition of McCaw Cellular Communications, Inc. may create increased competition in local exchange as well as wireless services. The loss of local exchange customers to competitors would affect multiple revenue streams of U S WEST Communications.

    The impact of increased competition on the operations of the Communications Group will be influenced by the future actions of regulators and legislators who are increasingly advocating competition. The Communications Group is working with federal and state regulators to help ensure that public policies keep pace with the rapidly changing industry and allow the Communications Group to bring new services to the marketplace. See "-- Regulation."

RESEARCH AND DEVELOPMENT

    U S WEST Advanced Technologies, Inc. ("Advanced Technologies") coordinates the research and development and integration of new technologies for the Communications Group. The majority of the research and development activities of the Communications Group are currently conducted at Bell Communications Research Inc. ("Bellcore"), one-seventh of which is owned by U S WEST Communications, with the remainder owned by the other regional Bell operating companies ("RBOCs"). Bellcore provides research and development and other services to its owners and is the central point of contact for coordinating the federal government's telecommunications requirements relating to national security and emergency preparedness. In April 1995, the RBOCs announced their intention to dispose of their interests in Bellcore. Following such disposition, Bellcore and other third parties will provide research and development services to the Communications Group on a contract basis. In addition, certain research and development activities are conducted internally by businesses of the Communications Group. Advanced Technologies will also provide certain research and development services to the Media Group on a fee-for-service, arm's-length basis.

MANAGEMENT

    The following executives of the Company will have primary operating responsibility for the Communications Group:

    SOLOMON D. TRUJILLO, President and Chief Executive Officer of the Communications Group. Mr. Trujillo previously served as President and Chief Executive Officer of Marketing Resources. Mr. Trujillo joined Mountain Bell in 1974 and has been affiliated with U S WEST and its predecessor companies since that time, serving in various marketing, sales, finance and public policy positions.

    THOMAS A. BYSTRZYCKI, Executive Vice President -- Operations of U S WEST Communications since 1995. Upon implementation of the Recapitalization Proposal, Mr. Bystrzycki will become Executive Vice President -- Operations and Technologies of the Communications Group. Mr. Bystrzycki has held various operational and management positions with the Company and its predecessors for over 20 years.

    CATHERINE M. HAPKA, Executive Vice President -- Marketing of U S WEST Communications since 1995. Upon implementation of the Recapitalization Proposal, Ms. Hapka will become Executive Vice President -- Marketing of the Communications Group. Ms. Hapka joined U S WEST Communications in 1990 and became Vice President and General Manager of U S WEST Communications' Advanced Communications Services in September 1991. Ms. Hapka was a manager at Control Data Corporation from 1988 to 1990.

    ROBERT C. HAWK, President -- Carrier Division of U S WEST Communications since 1991. Upon implementation of the Recapitalization Proposal, Mr. Hawk will become President -- Carrier Division of the Communications Group. Mr. Hawk has held various operational and management positions at U S WEST Communications since 1986.

    JAMES T. HELWIG, Vice President, Chief Financial Officer and Treasurer of U S WEST Communications since January 1990. Upon implementation of the Recapitalization Proposal, Mr. Helwig will become Vice President, Chief Financial Officer and Treasurer of the Communications Group. Prior to joining U S WEST Communications in 1990, Mr. Helwig held various financial and treasury positions at General Electric Company, where he was employed for 25 years.

EMPLOYEES

    At June 30, 1995, the businesses of the Communications Group had 51,169 employees, of which 48,143 are employees of U S WEST Communications. Approximately 70% of the employees of the Communications Group are represented by unions. The Communications Group has historically enjoyed good relations with the unions in which its employees are members. The Company and the Communications Workers of America have tentatively agreed to a new contract to replace the one that expired on August 12, 1995. The new contract remains subject to ratification by employee members of the Communications Workers of America. As part of the Restructuring Plan, U S WEST Communications will reduce its work force by 9,000 employees by 1997. See "-- U S WEST Communications -- The Restructuring Plan."

LITIGATION

    At U S WEST Communications, there are pending regulatory actions in local regulatory jurisdictions that call for price decreases, refunds or both. In one such instance, the Utah Supreme Court has remanded a Utah Public Service Commission ("PSC") order to the PSC for reconsideration, thereby establishing two exceptions to the rule against retroactive ratemaking: 1) unforeseen and extraordinary events, and 2) misconduct. The PSC's initial order denied a refund request from interexchange carriers and other parties related to the Tax Reform Act of 1986. At the current time, this action is still in the discovery process. If a formal filing -- made in accordance with the remand from the Supreme Court -- alleges that the exceptions apply, the range of possible risk to U S WEST Communications is $0 to $140.

                              COMMUNICATIONS GROUP
                            SELECTED FINANCIAL DATA

    The following table sets forth Selected Combined Financial Data of the Communications Group and should be read in conjunction with the Communications Group Management's Discussion and Analysis of Financial Condition and Results of Operations, and Combined Financial Statements. See " -- Communications Group -- Management's Discussion and Analysis of Financial Condition and Results of Operations" and "-- Combined Financial Statements." The Selected Combined Financial Data at December 31, 1994 and 1993, and for each of the three years in the period ended December 31, 1994, have been derived from the Communications Group Combined Financial Statements, which have been audited by Coopers & Lybrand L.L.P., independent certified public accountants. See "Experts." At December 31, 1992, 1991 and 1990 and June 30, 1995 and 1994 and for the years ended December 31, 1991 and 1990, and for the six months ended June 30, 1995 and 1994, the Selected Combined Financial Data have been derived from unaudited Communications Group Combined Financial Statements. The unaudited Combined Financial Statements have been prepared on the same basis as the audited Combined Financial Statements and, in the opinion of management, contain all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations for these periods.

                                SIX MONTHS ENDED JUNE
                                         30,                           YEAR ENDED DECEMBER 31,
                                ----------------------  -----------------------------------------------------
                                   1995        1994       1994       1993       1992       1991       1990
                                -----------  ---------  ---------  ---------  ---------  ---------  ---------
                                               DOLLARS IN MILLIONS (EXCEPT PER SHARE AMOUNTS)
FINANCIAL DATA
Operating revenues............  $     4,656  $   4,534  $   9,176  $   8,870  $   8,530  $   8,345  $   8,235
Net income (loss) (1).........          608        584      1,150     (2,809)      (815)       771        935
Total assets..................       16,078     15,655     15,944     15,423     20,655     20,244     19,756
Total debt....................        6,657      5,940      6,124      5,673      5,181      5,287      5,029
Communications Group equity...        3,191      3,044      3,179      2,722      6,003      7,530      7,279
Return on Communications Group
 equity (2, 3)................         38.2%      40.6%      39.0%      22.5%      13.7%      12.8%      12.8%
Percentage of debt to total
 capital (3)..................         67.6%      66.1%      65.8%      67.6%      46.3%      41.3%      40.9%
Capital expenditures..........  $     1,193  $   1,118  $   2,477  $   2,226  $   2,385  $   2,194  $   2,022
OPERATING DATA
EBITDA (4)....................        2,106      2,018  $   4,026  $   3,743  $   3,553  $   3,547  $   3,500
Telephone network access lines
 in service (thousands).......       14,518     14,009     14,336     13,843     13,345     12,935     12,562
Billed access minutes of use
 (millions)...................       28,058     25,630     52,275     48,123     44,369     41,701     38,832
Employees.....................       51,169     52,937     51,402     52,598     55,352     57,725     57,410
PRO FORMA INFORMATION
Earnings per share............  $      1.29  $    1.30  $    2.53
Dividends per share...........         1.07       1.07       2.14
Average shares outstanding
 (thousands)..................      469,490    449,024    453,316

------------------------
(1) Net income for the first six months of 1995 and 1994 includes gains of $49 and $31, respectively, on the sales of certain rural telephone exchanges. 1994 net income includes a gain of $51 on the sales of certain rural telephone exchanges. 1993 net income was reduced by a $534 restructuring charge and $54 for the cumulative effect on deferred taxes of the 1993 federally mandated increase in income tax rates. 1993 net income was also reduced by extraordinary charges of $3,123 for the discontinuance of SFAS No. 71 and $77 for the early extinguishment of debt. 1992 net income was reduced by $1,745 for the cumulative effect of change in accounting principles. 1991 net income was reduced by $173 for a restructuring charge.

(2) 1993 return on Communications Group equity is based on net income excluding extraordinary items, a restructuring charge and the cumulative effect on deferred taxes of the 1993 federally mandated increase in income tax rates.
     1992 return on Communications Group equity is based on income before cumulative effect of change in accounting principles. 1991 return on Communications Group equity is based on net income excluding the effects of a restructuring charge.
(3) The increases in the percentage of debt to total capital and return on Communications Group equity since 1992 are impacted by the effects of discontinuing SFAS No. 71 in 1993 and the cumulative effect of change in accounting principles in 1992.
(4) The Communications Group considers EBITDA an important indicator of the operational strength and performance of its businesses. EBITDA, however, should not be considered as an alternative to operating or net income as an indicator of the performance of the Communications Group's businesses or as an alternative to cash flows from operating activities as a measure of liquidity, in each case determined in accordance with GAAP.

                              COMMUNICATIONS GROUP
                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                             (DOLLARS IN MILLIONS)

    The Communications Group, through U S WEST Communications, provides regulated communications services to more than 25 million residential and business customers in the Communications Group Region. The Communications Group Region currently includes 7 of the 10 fastest growing states in the United States. Communications services offered by U S WEST Communications include local telephone services, exchange access services (which connect customers to the facilities of carriers, including long-distance providers and wireless operators), and certain long-distance services within LATAs in the Communications Group Region. U S WEST Communications also offers its customers various new services, including Caller ID, voice messaging, and high-speed data networking services. U S WEST Communications plans to build an interactive broadband telecommunications network capable of providing a broader range of products and services to its customers in the Communications Group Region. The Communications Group also provides customer premise equipment and certain communications services to business customers and governmental agencies both inside and outside the Communications Group Region. The Communications Group's strategy is to offer integrated CEIT to its customers, primarily in the Communications Group Region. For a detailed discussion of the Communications Group's strategy, see "-- Communications Group -- Description of Business."

    The Board has adopted a proposal that would change the state of incorporation of the Company from Colorado to Delaware and create two classes of common stock, the Communications Stock and the Media Stock, which are intended to reflect separately the performance of the Communications Group and the Media Group.

    The Combined Financial Statements of the Communications Group include: (i) the combined historical balance sheets, results of operations and cash flows of the businesses that comprise the Communications Group; (ii) corporate assets and liabilities of the Company and related transactions identified with the Communications Group; and (iii) an allocated portion of the corporate expense of the Company. All significant intragroup financial transactions have been eliminated; however, transactions between the Communications Group and the Media Group have not been eliminated. For a more complete discussion of the Company's corporate allocation policies, see "-- Communications Group -- Combined Financial Statements --Note 1: Summary of Significant Accounting Policies."

    The following discussion should be read in conjunction with the Company's Consolidated Financial Statements.

RESULTS OF OPERATIONS

    SIX MONTHS ENDED JUNE 30, 1995 COMPARED WITH SIX MONTHS ENDED JUNE 30, 1994

    NET INCOME

    For the six months ended June 30, 1995, the Communications Group's net income was $608, a $24, or 4.1 percent increase as compared to the same period last year. Excluding gains on the sales of certain rural telephone exchanges of $49 and $31 in the first six months of 1995 and the first six months of 1994, respectively, net income increased $6, or 1.1 percent. Increased income at the Communications Group is attributable to higher demand for services and access line growth, and lower employee benefit costs, including the effects of certain benefit cost true-ups, largely offset by an increase in operating costs incurred to address current customer service issues.

    Volume growth resulted in a 4.4 percent increase in EBITDA in the first six months of 1995 as compared with the first six months of 1994. The Communications Group considers EBITDA an important indicator of the operational strength and performance of its businesses. EBITDA, however, should not be considered as an alternative to operating or net income as an indicator of the performance of the Communications Group's businesses or as an alternative to cash flows from operating activities as a measure of liquidity, in each case determined in accordance with GAAP.

    SALES AND OTHER REVENUES

                                                                SIX MONTHS
                                                              ENDED JUNE 30,                                         INCREASE
                                                               (UNAUDITED)                                          (DECREASE)
                                                              --------------   PRICE     REFUND                     -----------
                                                               1995    1994   CHANGES   ACTIVITY   DEMAND   OTHER    $      %
                                                              ------  ------  -------   --------   ------   -----   ----  -----
Local service...............................................  $2,126  $2,001   $  4       $--       $121    $--     $125    6.2
Interstate access...........................................   1,180   1,118    (18)       (10)       90     --       62    5.5
Intrastate access...........................................     372     353    (12)         5        19       7      19    5.4
Long-distance network.......................................     593     696    (15)      --         (28)    (60)   (103) (14.8)
Other services..............................................     385     366   --         --        --        19      19    5.2
                                                              ------  ------  -------      ---     ------   -----   ----  -----
  Total revenues............................................  $4,656  $4,534   $(41)      $ (5)     $202    $(34)   $122    2.7
                                                              ------  ------  -------      ---     ------   -----   ----  -----
                                                              ------  ------  -------      ---     ------   -----   ----  -----

    Total operating revenues were $4,656 in the first six months of 1995, a $122, or 2.7 percent, increase over the first six months of 1994. Local service revenues increased principally as a result of higher demand for services, as evidenced by an increase of 509,000 access lines, or 3.6 percent, during the last 12 months. Access line growth was 4.2 percent as adjusted for the sale of approximately 82,000 rural telephone access lines during the last 12 months.

    Higher revenues from interstate access services resulted from an increase of
9.1 percent in interstate billed access minutes of use during the first six months of 1995 as compared with the first six months of 1994, which more than offset the effects of price reductions and refunds. Intrastate access charges increased as a result of higher demand and the effects of multiple toll carrier plans implemented in Oregon and Washington in the second and third quarters of 1994, respectively. These regulatory arrangements decreased long-distance network revenues by $62, increased intrastate access revenues by $12 and decreased access fees (otherwise paid to independent companies) by $42.

    Adjusted for the effects of multiple toll carrier plans, long-distance network revenues decreased by 5.9 percent for the first six months of 1995, compared to the same period last year. Long-distance network revenues continue to be impacted by competition.

    Revenues from other services increased primarily as a result of continued market penetration in voice messaging services.

    COSTS AND EXPENSES

                                                                                   SIX MONTHS ENDED
                                                                                                       INCREASE (DECREASE)
                                                                                 JUNE 30, (UNAUDITED)
                                                                                 --------------------  --------------------
                                                                                   1995       1994         $          %
                                                                                 ---------  ---------  ---------  ---------
Employee-related expenses......................................................      1,644      1,583         61        3.9
Other operating expenses.......................................................        695        734        (39)      (5.3)
Taxes other than income taxes..................................................        211        199         12        6.0
Depreciation and amortization..................................................      1,001        944         57        6.0
Interest expense...............................................................        207        183         24       13.1
Other expense -- net...........................................................         16         16     --         --
Provision for income taxes.....................................................        352        339         13        3.8

    Higher employee-related expenses at the Communications Group are a result of business growth and related customer service issues, which have been impacted by a temporary decline in productivity caused by a major rearrangement of resources due to restructuring. Growth in employee-related expenses is expected to continue throughout the remainder of the year. Overtime payments and contract labor increased employee-related expenses by approximately $95 for the first six months of

1995, as compared to the same period in 1994. Partially offsetting these increases were lower health-care benefit costs, including a reduction in the accrual for postretirement benefits, and certain benefit cost true-ups.

    Since December 1993, the Communications Group has separated 3,560 employees under the Restructuring Plan. See "Restructuring Charges." These separations have been partially offset by the addition of approximately 2,100 employees (a significant portion of which are temporary) primarily dedicated to improving customer service and also developing new business opportunities. Benefits from the net work-force reductions have offset wage and salary increases.

    The Communication Group estimates that it will achieve employee reductions of 9,000 in connection with the Restructuring Plan by the end of 1997. See "Restructuring Charges." These employee reductions will be partially offset by the planned addition of some employees by the end of 1997 to accommodate business growth, including wireless and data transmission services.

    The decrease in other operating expenses was mainly attributable to a $42 reduction in access expense related to the effects of multiple toll carrier plans. The increase in depreciation and amortization expense was primarily a result of a higher depreciable asset base. Interest expense increased as a result of higher amounts of short-term debt combined with the effects of higher interest rates.

    Provision for income taxes increased primarily due to an increase in income before income taxes.

    RESTRUCTURING CHARGES

    The Communication Group's 1993 results reflect an $880 restructuring charge (pretax). The related Restructuring Plan is designed to provide faster, more responsive customer services while reducing the costs of providing these services. As part of the Restructuring Plan, U S WEST Communications is developing new systems and enhanced system functionality that will enable it to monitor networks to reduce the risk of service interruptions, activate telephone service on demand, rapidly design and engineer new services for customers and centralize its service centers. U S WEST Communications is consolidating 560 customer service centers into 26 centers in 10 cities and reducing its total work force by approximately 9,000 employees.

    The Restructuring Plan is scheduled to be completed by the end of 1997. Implementation to date has been driven by growth in the business and related service issues, revisions to system delivery schedules and productivity issues caused by the major rearrangement of resources due to restructuring. These issues may continue to affect the timing of the implementation of the Restructuring Plan.

    Following is a schedule of the costs included in the Restructuring Plan:

                                                                             ACTUAL                ESTIMATE
                                                                           -----------  -------------------------------
                                                                              1994        1995       1996       1997       TOTAL
                                                                           -----------  ---------  ---------  ---------  ---------
Cash expenditures:
  Employee separation (1)................................................   $      19   $      67  $     104  $      65  $     255
  Systems development....................................................         118         145         97     --            360
  Real estate............................................................          50          77          3     --            130
  Relocation.............................................................          21          52          2     --             75
  Retraining and other...................................................           8          30         12         10         60
                                                                                -----   ---------  ---------        ---  ---------
    Total cash expenditures..............................................         216         371        218         75        880
Remaining 1991 plan employee costs (1)...................................          56      --         --         --             56
                                                                                -----   ---------  ---------        ---  ---------
    Total................................................................   $     272   $     371  $     218  $      75  $     936
                                                                                -----   ---------  ---------        ---  ---------
                                                                                -----   ---------  ---------        ---  ---------

------------------------
(1) Employee separation costs, including the balance of the 1991 restructuring reserve at December 31, 1993, aggregate $311.

    Employee separation costs include severance payments, health-care coverage and postemployment education benefits. System development costs include new systems and the application of enhanced system functionality to existing, single-purpose systems to provide integrated, end-to-end customer service. A substantial portion of the work-force reductions will be enabled by developing new systems and enhanced system functionality, which will simplify the current, labor-intensive interfaces between existing processes. Real estate costs include preparation costs for the new service centers. The relocation and retraining costs are related to moving employees to the new service centers and retraining employees on the methods and systems required in the new, restructured mode of operation.

    U S WEST Communications estimates that full implementation of the Restructuring Plan will reduce employee-related expenses by approximately $400 per year. These savings are expected to be offset by the effects of inflation. Future operating costs also will be impacted by business growth.

    EMPLOYEE SEPARATION. Net employee reductions will total 9,000 under the Restructuring Plan. While U S WEST Communications will separate 10,000 employees, approximately 1,000 employees that were originally expected to relocate have chosen separation or other job assignments and will be replaced. The estimated total cost for employee separations is $311, compared with $281 in the original estimate. The $30 cost associated with these additional employee separations has been reclassified from relocation to the reserve for employee separations.

    The following estimates of employee separations and related amounts reflect the extension of employee reductions into 1997:

                                 ESTIMATE    ACTUAL         ESTIMATE
                                 --------   --------   -------------------
                                   1994     1994 (1)   1995   1996   1997   TOTAL
                                 --------   --------   -----  -----  -----  ------
Employee separations
  Managerial...................   1,061        497       862    840    521   2,720
  Occupational.................   1,887      1,683     1,288  2,660  1,649   7,280
                                 --------   --------   -----  -----  -----  ------
    Total......................   2,948      2,180     2,150  3,500  2,170  10,000
                                 --------   --------   -----  -----  -----  ------
                                 --------   --------   -----  -----  -----  ------

                                 ESTIMATE    ACTUAL        ESTIMATE
                                 --------   --------   -----------------
                                   1994     1994 (1)   1995   1996  1997   TOTAL
                                 --------   --------   ----   ----  ----   -----
Employee separation amounts
  Managerial...................    $22        $ 5      $ 31   $ 30  $ 19   $  85
  Occupational.................     15         14        36     74    46     170
                                   ---        ---      ----   ----  ----   -----
    Total......................     37         19        67    104    65     255
  Remaining 1991 reserve.......     56         56       --     --    --       56
                                   ---        ---      ----   ----  ----   -----
    Total......................    $93        $75      $ 67   $104  $ 65   $ 311
                                   ---        ---      ----   ----  ----   -----
                                   ---        ---      ----   ----  ----   -----

------------------------
(1) Includes the remaining employees and the separation amounts associated with the balance of the 1991 restructuring reserve at December 31, 1993.

    Compared with the original estimates, employee reduction and separation amounts shown above have been reduced by 1,319 employees and $35 in 1995 and increased by 900 employees and $18 in 1996, and 2,170 employees and $65 in 1997.

    SYSTEMS DEVELOPMENT. U S WEST Communications' existing information management systems were largely developed to support a monopoly environment.
These systems have become increasingly inadequate due to the effects of increased competition, new forms of regulation and changing technology that have driven consumer demand for new services that can be delivered quickly, reliably and economically. U S WEST Communications believes that improved customer service, delivered at lower cost, can be achieved by a combination of new systems and introducing new functionality to existing systems. This is a change from U S WEST Communications' initial strategy which placed more emphasis on the development of new systems. The Restructuring Plan is now less dependent on development of entirely new, untested systems and related technology.

    The systems development program involves new systems and enhanced system functionality for systems that support the following core processes:

        Service Delivery -- to support service on demand for all products and services. These new systems and enhanced system functionality will permit one customer service representative to handle all facets of a customer's requirements as contrasted to the numerous points of customer interface required today.

        Service Assurance --  for performance monitoring  from one location  and
    remote   testing  in  the  new  environment,  including  identification  and resolution of faults prior to customer impact.

        Capacity Provisioning -- for integrated planning of future network capacity, including the installation of software controllable service components.

    The direct, incremental and nonrecurring costs of providing new systems and enhanced system functionality follow:

                                                                          ESTIMATE      ACTUAL           ESTIMATE
                                                                         -----------  -----------  --------------------
                                                                            1994         1994        1995       1996       TOTAL
                                                                         -----------  -----------  ---------  ---------  ---------
Service delivery.......................................................   $      35    $      21   $      21  $      31  $      73
Service assurance......................................................          45           12          24         28         64
Capacity provisioning..................................................          17           57          92         30        179
All other..............................................................           8           28           8          8         44
                                                                              -----        -----   ---------        ---  ---------
    Total..............................................................   $     105    $     118   $     145  $      97  $     360
                                                                              -----        -----   ---------        ---  ---------
                                                                              -----        -----   ---------        ---  ---------

    U S WEST Communications continues to review its estimates of systems expenditures under the Restructuring Plan. U S WEST Communications does not anticipate any material revisions in total estimated expenditures. However, should expenditures exceed the remaining reserve, additional amounts would be expensed as incurred.

    Systems expenses charged to current operations consist of costs associated with the information management function, including planning, developing, testing and maintaining data bases for general purpose computers, in addition to systems costs related to maintenance of telephone network applications. The key related administrative (i.e. general purpose) systems include customer service, order entry, billing and collection, accounts payable, payroll, human resources and property records. Ongoing systems costs comprised approximately six percent of total operating expenses in 1994, 1993 and 1992. U S WEST Communications expects systems costs charged to current operations as a percent of total operating expenses to approximate the current level throughout the life of the Restructuring Plan. However, systems costs could increase relative to other operating costs as the business becomes more technology dependent.

    PROGRESS  UNDER THE  RESTRUCTURING PLAN.   Following is  a reconciliation of
restructuring activity since December 1993:

                                                                              CHANGE IN
                                                                   FIRST     RELOCATION/
                                 RESERVE               RESERVE      HALF      EMPLOYEE     RESERVE
                                 BALANCE      1994     BALANCE      1995     SEPARATION    BALANCE
                                 12/31/93   ACTIVITY   12/31/94   ACTIVITY    ESTIMATES    6/30/95
                                 --------   --------   --------   --------   -----------   -------
Employee Separations
  Managerial...................    $ 75       $  5       $ 70       $ 11         $ 7        $ 66
  Occupational.................     150         14        136         28          23         131
                                 --------   --------   --------   --------       ---       -------
    Total......................     225         19        206         39          30         197
System Development
  Service delivery.............      73         21         52          7                      45
  Service assurance............      64         12         52         11                      41
  Capacity provisioning........     179         57        122         47                      75
  All other....................      44         28         16       --                        16
                                 --------   --------   --------   --------       ---       -------
    Total......................     360        118        242         65                     177
  Real Estate..................     130         50         80         50                      30
  Relocation...................     105         21         84         10         (30)         44
  Retraining and other.........      60          8         52          9                      43
                                 --------   --------   --------   --------       ---       -------
    Total......................     880        216        664        173       --            491
  Remaining 1991 plan costs....      56         56       --         --         --           --
                                 --------   --------   --------   --------       ---       -------
    Total......................    $936       $272       $664       $173       --           $491
                                 --------   --------   --------   --------       ---       -------
                                 --------   --------   --------   --------       ---       -------

                                                                                                          CUMULATIVE
                                                                                           FIRST HALF     SEPARATIONS
                                                                               1994           1995            AT
                                                                            SEPARATIONS    SEPARATIONS   JUNE 30, 1995
                                                                           -------------  -------------  -------------
Employee separations
  Managerial.............................................................          497            324            821
  Occupational...........................................................        1,683          1,056          2,739
                                                                                 -----          -----          -----
    Total................................................................        2,180          1,380          3,560
                                                                                 -----          -----          -----
                                                                                 -----          -----          -----

    1994 COMPARED WITH 1993
    NET INCOME (LOSS)
                                                                     1994(1)    1993(2)   INCREASE
                                                                    ---------  ---------  ---------
Income before extraordinary items.................................  $   1,150  $     391  $     759
Extraordinary items:
  Discontinuance of SFAS No. 71, net of tax.......................     --         (3,123)     3,123
  Early extinguishment of debt, net of tax........................     --            (77)        77
                                                                    ---------  ---------  ---------
Net income (loss).................................................  $   1,150  $  (2,809) $   3,959
                                                                    ---------  ---------  ---------
                                                                    ---------  ---------  ---------

------------------------
(1) 1994 income before extraordinary items includes a gain of $51 on the sale of certain rural telephone exchanges.
(2) 1993 income before extraordinary items was reduced by $534 for a restructuring charge and $54 for the cumulative effect on deferred taxes of the 1993 federally mandated increase in income tax rates.

    In 1994, Communications Group net income was $1,099, excluding the gain described in note (1) to the table above. In 1993, income before extraordinary items was $979, excluding the effects of one-time charges described in note (2) to the table above. Without the one-time effects, 1994 income before extraordinary items increased by $120, or 12.3 percent. The increase was primarily attributable to increased demand for telecommunications services.

    In 1993, U S WEST Communications incurred extraordinary charges for the discontinuance of SFAS No. 71, and the early extinguishment of debt. See "-- 1993 Compared With 1992."

    Revenue  growth, partially offset  by higher operating  expenses, provided a
7.6 percent increase in EBITDA. EBITDA also excludes gains on sales of rural telephone exchanges, restructuring charges and other income. The Communications Group considers EBITDA an important indicator of the operational strength and performance of its businesses.

    SALES AND OTHER REVENUES

                                                                                                                  INCREASE
                                                                                                                 (DECREASE)
                                                                          PRICE     REFUND    DEMAND            -------------
                                                          1994    1993   CHANGES   ACTIVITY   CHANGES   OTHER     $       %
                                                         ------  ------  -------   --------   -------   -----   -----   -----
Local service..........................................  $4,067  $3,829   $(12)      $30       $216     $  4    $ 238     6.2
Access charges -- interstate...........................   2,269   2,147    (39)       18        148       (5)     122     5.7
Access charges -- intrastate...........................     729     682    (10)       (4)        51       10       47     6.9
Long-distance network service..........................   1,329   1,442     (8)        1        (43)     (63)    (113)   (7.8)
Other services.........................................     782     770   --        --         --         12       12     1.6
                                                         ------  ------  -------     ---      -------   -----   -----   -----
  Total revenues.......................................  $9,176  $8,870   $(69)      $45       $372     $(42)   $ 306     3.4
                                                         ------  ------  -------     ---      -------   -----   -----   -----
                                                         ------  ------  -------     ---      -------   -----   -----   -----

    Approximately 98 percent of the revenues of the Communications Group are attributable to the operations of U S WEST Communications. Approximately 58 percent of U S WEST Communications' revenues are derived from the states of Arizona, Colorado, Minnesota and Washington. About 28 percent of U S WEST Communications' access lines are devoted to providing services to business customers. The access line growth rate for business customers, who tend to be heavier users of the telephone network, has consistently exceeded the growth rate for residential customers. During 1994, business access lines grew by 4.6 percent compared with 3.1 percent for consumer lines. Total access line growth in 1994 was 3.6 percent. Excluding the effects of the sale of certain rural telephone exchanges, total access lines grew by 4.0 percent in 1994.

    The primary factors that influence changes in revenues at U S WEST Communications are customer demand for products and services (through access line growth and new service offerings), and regulatory proceedings, including price changes and customer refunds.

    Local service revenues include local telephone exchange, local private line and public telephone services. The 6.2 percent increase in local service revenues was primarily attributable to access line growth, which exceeded 5 percent in the states of Arizona, Colorado, Idaho and Utah.

    Access charges are collected primarily from the interexchange carriers for their use of the local exchange network. For interstate access services, there is also a fee collected directly from telephone customers. Approximately 35 percent of U S WEST Communications' access revenues and 13 percent of its total revenues are derived from providing access service to AT&T. An increase of 7.8 percent in interstate billed access minutes of use more than offset the effects of price decreases. Interstate price reductions have been phased in by the FCC over a number of years. In response to competitive pressure and FCC orders, U S WEST Communications reduced its annual interstate access prices by approximately $40 during 1994, in addition to $60, effective July 1, 1993. The Communications Group believes access prices will continue to decline, whether mandated by the FCC or as a result of an increasingly competitive market for access services. See "-- Regulation -- Federal Regulatory Issues." Intrastate access charges increased primarily as a result of higher demand. Intrastate minutes of use grew by 13 percent in 1994. Demand for private line services, for which revenues are generally not usage-sensitive, also increased.

    Long-distance network service revenues are derived from calls made within the LATAs of U S WEST Communications. Long-distance revenues decreased principally due to the effects of multiple toll carrier plans implemented in Oregon and Washington in May and July 1994, respectively. These regulatory arrangements allow independent telephone companies to act as toll carriers. The impact on U S WEST Communications in 1994 was a loss of $68 in long-distance revenue, partially offset by a decrease of $48 in other operating expenses (i.e. access expense otherwise paid to independent companies) and an increase of $10 in intrastate access revenue. These regulatory arrangements decreased net income by approximately $6 in 1994 and will decrease 1995 net income by $10 to $12. Competition from interexchange carriers also continued to erode U S WEST Communications' market share of intraLATA long-distance services such as Wide Area Telephone Service and "800" services. These revenues have declined over the last several years as customers have migrated to interexchange carriers that have the ability to offer these services on both an intraLATA and interLATA basis. U S West Communications is prohibited from providing interLATA long-distance services.

    Revenues from other services are derived from billing and collection services provided to interexchange carriers, services such as voice messaging and the provision of customer premise equipment. Other services revenues also include customer lists, billing and collection, and other services provided by U S WEST Communications to the Media Group. These products and services are sold at fully distributed cost or at a market price, in accordance with regulatory requirements. U S WEST Communications charged the Media Group $27 and $26 for these services in 1994 and 1993, respectively.

    In 1994, other services revenues increased 1.6 percent due to higher revenue from billing and collection services and continued market penetration of new service offerings. Voice Messaging, for example, is four years old with an installed customer base of approximately 885,000. Partially offsetting the increase in other services revenues was the 1993 sale of telephone equipment distribution operations, completion of large telephone network installation contracts and lower revenue from customer premise equipment installations.

    COSTS AND EXPENSES

                                                                              INCREASE (DECREASE)
                                                                              --------------------
                                                          1994       1993         $          %
                                                        ---------  ---------  ---------  ---------
Employee-related expenses.............................  $   3,215  $   3,068  $     147        4.8
Other operating expenses..............................      1,547      1,671       (124)      (7.4)
Taxes other than income taxes.........................        388        388     --         --
Depreciation and amortization.........................      1,908      1,828         80        4.4
Restructuring charge..................................     --            880       (880)    --
Interest expense......................................        376        412        (36)      (8.7)
Other expense -- net..................................         21         24         (3)     (12.5)

    Employee-related expenses include basic salaries and wages, overtime, contract labor, benefits (including pension and health care) and payroll taxes. Overtime payments, contract labor and basic salaries and wages, all related to the implementation of major customer service and streamlining initiatives at U S WEST Communications, increased by $150. A $71 reduction in the amount of pension credit allocated to the Communications Group also contributed to the increase in employee-related expenses. Actuarial assumptions, which include decreases in the discount rate and the expected long-term rate of return on plan assets, contributed to the pension credit reduction. See "-- Communications Group -- Combined Financial Statements --Note 10: Employee Benefits." for pension allocation policy. Partially offsetting these increases were the effects of employees leaving U S WEST Communications under the restructuring program, lower health-care benefit costs, including a reduction in the accrual for postretirement benefits, and lower incentive compensation payments to employees.

    During the summer of 1994, increased customer demand at U S WEST Communications put additional stress on current processes and systems, and affected the quality of customer service in certain markets. The pace of U S WEST Communications' restructuring program also contributed to quality of service issues. However, the issues pertaining to quality of service underscore the need to re-engineer the business. To continue improving upon the level of service quality achieved by year-end 1994, the Communications Group will incur additional near term costs for temporary employees, overtime and contract labor. U S WEST Communications also will extend its 1993 Restructuring Plan an additional year, to 1997. As a result of these actions, the annual benefits related to restructuring will not be fully realized until 1998. See "-- Restructuring Charges."

    Other operating expenses include access charges (incurred by U S WEST Communications for the routing of its long-distance traffic through the facilities of independent companies), network software expenses and other Company general and administrative expenses. Partially contributing to the decrease in other operating expenses was the $48 decrease in access expense related to the effects of the new multiple toll carrier plan arrangements. See the long-distance network service discussion in "-- Sales and Other Revenues." Lower customer premise equipment installations and lower expenses at Bellcore also contributed to the decrease.

    Other operating expenses include certain costs relating to the Company's general and administrative services (including certain executive management, legal, accounting and auditing, tax, treasury, strategic planning and public policy services) that are directly assigned to each Group based upon actual utilization or are allocated based upon each Group's operating expenses, number of employees, external revenues, average capital and/or average equity. The Company charges each Group for such services at fully distributed cost. These direct and indirect corporate allocations were $104 and $117 in 1994 and 1993, respectively. The direct allocations comprise approximately 40 percent of the total shared corporate services allocated to the Communications Group. It is not practicable to provide a detailed estimate of the expenses which would be recognized if the Communications Group were a separate legal entity. However, the Company believes that under the Recapitalization Proposal, each Group would benefit from synergies with the other, including having lower operating costs than might be incurred if each Group was a separate legal entity.

    The increase in depreciation and amortization expense was primarily the result of a higher depreciable asset base and increased rates of depreciation at U S WEST Communications. The discontinuance of SFAS No. 71 by U S WEST Communications in September 1993 has resulted in the use of shorter asset lives (for financial reporting purposes) to more closely reflect the economic lives of telephone plant. U S WEST Communications continues to pursue improved capital recovery within the regulated environment.

    Interest expense decreased due to the effects of refinancing debt at lower rates in 1993 at U S WEST Communications, and a reclassification of capitalized interest in 1994. Since the discontinuance of SFAS No. 71, interest capitalized as a component of telephone plant construction is recorded as an offset against interest expense rather than to other expense. The Communications Group average borrowing cost was 6.8 percent in 1994 compared to 6.9 percent in 1993. See "-- Liquidity and Capital Resources."

    PROVISION FOR INCOME TAXES

                                                                                        INCREASE
                                                                                 ----------------------
                                                            1994        1993         $           %
                                                         ----------  ----------  ----------  ----------
Provision for income taxes.............................   $     653   $     208   $     445      --
Effective tax rate.....................................        36.2%       34.7%     --          --

    The increase in the effective tax rate resulted primarily from the effects of discontinuing SFAS No. 71, an increase in 1994 income before income taxes and the 1993 restructuring charge, partially offset by the cumulative effect on deferred income taxes of the 1993 federally mandated increase in income tax rates.

    RESTRUCTURING CHARGES

    See "-- Results of Operations -- Six Months Ended June 30, 1995 Compared With Six Months Ended June 30, 1994" for a discussion of the 1993 restructuring charge.

    1993 COMPARED WITH 1992

    NET INCOME (LOSS)

                                                                                 INCREASE
                                                              1993(1)   1992    (DECREASE)
                                                              -------  -------  ----------
Income before extraordinary items...........................  $   391  $   930   $  (539)
Extraordinary items:
  Discontinuance of SFAS No. 71, net of tax.................   (3,123)   --       (3,123)
  Early extinguishment of debt, net of tax..................      (77)   --          (77)
Cumulative effect of change in accounting principles........    --      (1,745)    1,745
                                                              -------  -------  ----------
    Net loss................................................  $(2,809) $  (815)  $(1,994)
                                                              -------  -------  ----------
                                                              -------  -------  ----------

------------------------

(1)  1993  income  before  extraordinary  items  was  reduced  by  $534  for   a
     restructuring charge, and $54 for the cumulative effect on deferred taxes of the 1993 federally mandated increase in income tax rates.

    Excluding the one-time effects described in note (1) to the above table, 1993 income before extraordinary items was $979. As normalized, 1993 income before extraordinary items increased by $49, or 5.3 percent, over 1992. The increase was primarily attributable to improvements in telephone operations and lower financing costs.

    An extraordinary, non-cash charge of $3.1 billion (after tax) was incurred in conjunction with the decision to discontinue accounting for the operations of U S WEST Communications in accordance with SFAS No. 71. SFAS No. 71 generally applies to regulated companies that meet certain requirements, including a requirement that a company be able to recover its costs, competition notwithstanding, by charging its customers at prices established by its regulators. This decision to discontinue the application of SFAS No. 71 was based on the belief that competition, market conditions and technological advances, more than prices established by regulators, will determine the future cost recovery by U S WEST Communications. As a result of this change, the remaining asset lives of U S WEST Communications' telephone plant were shortened to more closely reflect the useful (economic) lives of such plant. U S WEST Communications' accounting and reporting for regulatory purposes were not affected by the change.

    During 1993, U S WEST Communications refinanced long-term debt issues aggregating $2.7 billion in principal amount. These refinancings allowed U S WEST Communications to take advantage of favorable interest rates. Extraordinary costs associated with the redemptions reduced 1993 income by $77 (after tax).

    The accounting change in 1992 relates to two accounting standards issued by the Financial Accounting Standards Board. The first is SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions," which mandates that employers reflect in their current expenses an accrual for the cost of providing retirement medical and life insurance benefits to current and future retirees. Prior to 1992, the Communications Group , like most companies, recognized these costs as they were paid. The Communications Group also adopted SFAS No. 112, "Employers' Accounting for Postemployment Benefits." SFAS No. 112 requires that employers accrue for the estimated costs of benefits, such as workers' compensation and disability, provided to former or inactive employees who are not eligible for retirement. Adoption of SFAS Nos. 106 and 112 resulted in a one-time, non-cash charge against 1992 earnings of $1,745, net of tax, including $50 related to SFAS No. 112.

    Revenue growth and continued cost controls in 1993 resulted in a 5.3 percent increase in EBITDA, excluding the effects of the 1993 restructuring charge.

    SALES AND OTHER REVENUES

                                                                                                                   INCREASE
                                                                  PRICE       REFUND       DEMAND                  ---------
                                                1993    1992     CHANGES     ACTIVITY      CHANGES       OTHER      $     %
                                               ------  ------  -----------  -----------  -----------  -----------  ----  ---
Local service................................  $3,829  $3,674   $      (6)   $     (11)   $     176    $      (4)  $155   4.2
Access charges -- interstate.................   2,147   2,047         (71)           6          175          (10)   100   4.9
Access charges -- intrastate.................     682     673         (18)           8           19       --          9   1.3
Long-distance network service................   1,442   1,420          (7)          (1)          31           (1)    22   1.5
Other services...............................     770     716      --           --           --               54     54   7.5
                                               ------  ------  -----------         ---        -----          ---   ----  ---
    Total revenues...........................  $8,870  $8,530   $    (102)   $       2    $     401    $      39   $340   4.0
                                               ------  ------  -----------         ---        -----          ---   ----  ---
                                               ------  ------  -----------         ---        -----          ---   ----  ---

    The increase in local service revenues was primarily attributable to access line growth of 3.7 percent in 1993.

    Increased demand for interstate services, as evidenced by an increase of 8.5 percent in interstate billed access minutes of use, more than offset the effects of price decreases. U S WEST Communications reduced its annual interstate access prices by approximately $60, effective July 1, 1993, in addition to $90, effective July 1, 1992, primarily due to FCC-mandated changes that resulted in a cost shift to intrastate jurisdictions. Intrastate access charges increased primarily as a result of increased demand and lower refunds, largely offset by the effects of price decreases. The increase in long-distance network service revenues reflects business growth, partially offset by the impacts of competition, particularly in Wide Area Telephone Service and "800" services, and price decreases. Other service revenues increased 7.5 percent in 1993 due to increased revenue from billing and collection services and continued market penetration in voice messaging services, partially offset by the sale of telephone distribution operations.

    COSTS AND EXPENSES

                                                                                                    INCREASE (DECREASE)
                                                                                                    --------------------
                                                                                1993       1992         $          %
                                                                              ---------  ---------  ---------  ---------
Employee-related expenses...................................................  $   3,068  $   3,011  $      57        1.9
Other operating expenses....................................................      1,671      1,612         59        3.7
Taxes other than income taxes...............................................        388        354         34        9.6
Depreciation and amortization...............................................      1,828      1,759         69        3.9
Restructuring charge........................................................        880     --            880     --
Interest expense............................................................        412        438        (26)       (5.9)
Other expense -- net........................................................         24         38        (14)      (36.8)

    The increase in employee-related expenses was attributable to basic wage increases, increased overtime costs (affected by flood damage in the midwestern states) and costs incurred for temporary employees in conjunction with customer service initiatives, primarily at U S WEST Communications. These factors were partially offset by the effects of work-force reductions, primarily in conjunction with the Communications Group's 1991 restructuring plan. During 1993, U S WEST Communications reduced its employee level by 2,755 employees. The work-force reductions and the Communications Group's emphasis on health-care cost containment through managed care and other programs, and earnings on the amounts funded for postretirement benefit costs, resulted in a decline in health-care costs of approximately $25 in 1993.

    Other operating expenses increased as a result of higher network software costs and increased advertising expenses. Direct and indirect corporate allocations included in other operating expenses were $117 in 1993 and $101 in 1992.

    Taxes other than income taxes increased due in part to adjustments made in 1992 for resolution of certain long-standing appeals.

    Depreciation and amortization expense increased $71, or 4.1 percent, at U S WEST Communications. A higher depreciable asset base and increased rates of depreciation were partially offset by the completion of depreciation reserve deficiency amortization programs in several jurisdictions.

    The 1993 restructuring charge is discussed in "-- Results of Operations -- 1994 Compared With 1993."

    Interest expense decreased principally due to the effects of lower interest rates. The Communications Group average borrowing cost decreased to 6.9 percent in 1993, from 8.2 percent in 1992.

    Other expense decreased in 1993 primarily as a result of 1992 debt refinancing costs and regulatory settlements, partially offset by the effects of a 1992 settlement with the Service.

    PROVISION FOR INCOME TAXES

                                                                                                              DECREASE
                                                                                                        --------------------
                                                                                    1993       1992         $          %
                                                                                  ---------  ---------  ---------  ---------
Provision for income taxes......................................................  $     208  $     388  $    (180)     (46.4)
Effective tax rate..............................................................       34.7%      29.4%    --         --

    The increase in the effective tax rate resulted primarily from the $54 cumulative effect on deferred taxes of the 1993 federally mandated increase in income tax rates and the effects of discontinuing SFAS No. 71, partially offset by the tax effects of the restructuring charge.

    RESTRUCTURING CHARGES

    See "--Results of Operations -- Six Months Ended June 30, 1995 Compared With Six Months Ended June 30, 1994" for a discussion of the 1993 restructuring charge.

LIQUIDITY AND CAPITAL RESOURCES

    OPERATING ACTIVITIES

    Cash from operations decreased in the first six months of 1995 compared with the first six months of 1994 primarily due to higher payments for restructuring charges and a tax payment related to prior periods. Cash provided by operating activities of approximately $2.5 billion in 1994 was lower by $168 and $313 as compared with 1993 and 1992, respectively, largely due to cash payments for restructuring activities of $279 in 1994, compared with $120 and $92 in 1993 and 1992, respectively. Growth in cash from operations will be limited in the near term as the Communications Group continues to implement the Restructuring Plan. Further details of cash provided by operating activities are provided in the Combined Statements of Cash Flows.

    INVESTING ACTIVITIES

    Total capital expenditures were $1,193 and $1,118 in the first six months of 1995 and 1994, respectively, and $2,477 in 1994, $2,226 in 1993 and $2,385 in
1992. The 1994 capital expenditures were devoted to the continued modernization and maintenance of telephone plant, including investments in fiber optic cable, to improve customer service and network productivity. In 1995, capital expenditures are expected to approximate $2.1 billion.

    In the first six months of 1995 and 1994, the Communications Group received cash proceeds of $114 and $51, respectively, from the sales of certain rural telephone exchanges. In 1994, the Communications Group received cash proceeds of $93 for the sales of certain rural telephone exchanges.

    FINANCING ACTIVITIES

    During the first six months of 1995, debt increased by $533 and the percentage of debt to total capital increased from 65.8 percent to 67.6 percent, primarily as a result of the funding by the Communications Group of postretirement medical and life costs. In 1994, debt increased by $451 compared with 1993. In 1993, debt increased $492 compared with 1992. The Communications Group year-end 1994 percentage of debt to total capital was 65.8 compared with 67.6 at December 31, 1993. The decrease in the percentage of debt to total capital is primarily attributable to higher net income and issuances of equity.

    U S WEST Communications is permitted to borrow up to approximately $600 under short-term lines of credit, all of which were available at December 31, 1994. Additional lines of credit aggregating approximately $1.3 billion are available to both the Media Group and the unregulated subsidiaries in the Communications Group in accordance with their borrowing needs. Under registration statements filed with the Commission, as of December 31, 1994, U S WEST Communications is permitted to issue up to approximately $300 of new debt securities. An additional $1.5 billion in securities are permitted to be issued under registration statements filed with the SEC to support the requirements of the Media Group and the unregulated subsidiaries in the Communications Group.

    U S WEST also maintains a commercial paper program to finance short-term cash flow requirements, as well as to maintain a presence in the short-term debt market.

    The Company expects that cash from operations will fund a significant share of expected future requirements for the Communications Group. The Media Group from time to time engages in discussions regarding acquisitions. The Company may fund such acquisitions with internally generated funds, debt or equity. The incurrence of indebtedness to fund such acquisitions and/or the assumption of indebtedness in connection with such acquisitions, if significant, could result in a downgrading of the credit rating of the Company and/or U S WEST Communications.

    Financing activities for the Communications Group and the Media Group, including the investment of surplus cash, the issuance, repayment and repurchase of short-term and long-term debt, and the issuance and repurchase of preferred securities, will be managed by the Company on a centralized basis. Notwithstanding such centralized management, financing activities for U S WEST Communications will be separately identified and accounted for in the Company's records and U S WEST Communications will continue to conduct its own borrowing activities. All debt incurred and investments made by the Company and its subsidiaries would be specifically allocated to and reflected on the financial statements of the Media Group except that debt incurred and investments made by the Company and its subsidiaries on behalf of the Non-Regulated Communications Businesses and all debt incurred and investments made by U S WEST Communications would be specifically allocated to and reflected on the financial statements of the Communications Group. Debt incurred by the Company or a subsidiary on behalf of a Group would be charged to such Group at the borrowing rate of the Company or such subsidiary.

    During the first six months of 1995, the Communications Group made a cash equity infusion of $132 to the Media Group. Following implementation of the Recapitalization Proposal, the Company does not intend to transfer funds between the Groups, except for certain short-term, ordinary course advances of funds associated with the Company's centralized cash management. Such short-term transfers of funds will be accounted for as short-term loans between the Groups bearing interest at the market rate at which management determines the borrowing Group could obtain funds on a short-term basis. If the Board, in its sole discretion, determines that a transfer of funds between the Groups should be accounted for as a long-term loan, the Board would establish the terms on which such loan would be made, including the interest rate, amortization schedule, maturity and redemption terms. Such terms would generally reflect the then prevailing terms upon which management determines such Group could borrow funds on a similar basis. The financial statements of the lending Group will be credited, and the financial statements of the borrowing Group will be charged, with the amount of any such loan, as well as with periodic interest accruing thereon. The Board may determine that a transfer of funds from the Communications Group to the Media Group should be accounted for as an equity contribution, in which case an Inter-Group Interest (determined by the Board based on the then current Market Value of shares of Media Stock) will either be created or increased, as applicable. Similarly, if an Inter-Group Interest exists, the Board may determine that a transfer of funds from the Media Group to the Communications Group should be accounted for as a reduction in the Inter-Group Interest.

    INTEREST RATE RISK MANAGEMENT

    The Communications Group is exposed to market risks arising from changes in interest rates. Derivative financial instruments are used to manage this risk. The Company does not use derivative financial instruments for trading purposes.

    The objective of the interest rate risk management program is to minimize the total cost of debt, fix the cost of future debt issues and take advantage of major market trends by changing the percentage of floating rate debt. The market value of the debt portfolio and its risk adjusting derivative instruments are monitored and compared to pre-determined benchmarks to evaluate the effectiveness of the risk management program. To meet the objectives of the interest rate risk management program, the Communications Group uses risk reducing and risk adjusting strategies. Interest rate forward contracts were used in 1993 to reduce the debt issuance risks associated with interest rate fluctuations. Interest rate swaps are used to adjust the risks of the debt portfolio on a consolidated basis by varying the ratio of fixed to floating rate debt.

    In 1993, U S WEST Communications refinanced $2.7 billion of callable debt with new, lower-cost fixed rate debt. U S WEST Communications achieved an annual interest expense reduction of approximately $35 as a result of this refinancing. In conjunction with the refinancing, forward contracts were executed to sell U.S. Treasuries to reduce debt issuance risks and lock in the cost of $1.5 billion of the future debt issue. At December 31, 1994, deferred credits of $8 and deferred charges of $51 on closed interest rate forward contracts are included as part of the carrying value of the underlying debt. The deferred credits and charges are being recognized as a yield adjustment over the life of the debt, which matures at various dates through 2043. The net deferred charge is directly offset by the lower coupon rate achieved on the new debt.

    Notional amounts on interest rate swaps outstanding at December 31, 1994, were $781 with various maturities that extend to 1999. The estimated effect of U S WEST Communications' interest rate derivative transactions was to adjust the level of fixed rate debt from 75.5 percent to 87.1 percent of the total debt portfolio.

REGULATION

    FEDERAL REGULATORY ISSUES

    The Communications Group supports regulatory reform at all levels. While certain federal courts have recently ruled as unconstitutional some laws governing local exchange carriers' activities, the legal and regulatory framework under which the Communications Group operates limits both competition and consumer choice. The limitations include restrictions on equipment manufacturing, the provisioning of cable television programming content, and restrictions on the transport of communications, entertainment and information across LATA boundaries. The Communications Group believes that national telecommunications regulatory reform may be the only effective way to resolve the related issues and satisfy competing interests.

    During 1994 and early 1995, a number of federal regulatory issues were ruled on in the courts:

    - In January 1995, the 9th U.S. Circuit Court of Appeals in San Francisco upheld the June 15, 1994, Seattle Federal District Court ruling that affirmed U S WEST's challenge to the constitutionality of the telephone company video programming restriction in the 1984 Cable Act. The Act prevents telephone companies from providing video programming within their regions. U S WEST argued, and the courts agreed, that the restriction violates its First Amendment right to free speech. The decision would allow the Company to provide video programming directly to its regional telephone subscribers. The Federal Government can appeal to the U.S. Supreme Court. The Communications Group is evaluating its options in light of this ruling. In January 1995, the FCC instituted a proceeding to modify and promulgate rules on the provision of video programming. In March 1995, the FCC announced that it would not enforce its cross-ownership ban on local exchange carriers providing video programming directly to subscribers in their local telephone exchange service areas.

    - In January 1995, the U.S. Circuit Court of Appeals for the District of Columbia overruled the FCC's "range-of-rates" decision. This FCC decision permitted non-dominant carriers to file ranges for rates rather than specific price points. The Court of Appeals held that the Communications Act requires all carriers to specify prices on their tariffs. The effect of this decision will be to require non-dominant carriers (such as MCI Communications or Time Warner Communications) to file tariffs with considerably more price detail.

    - In October 1994, the 9th U.S. Circuit Court of Appeals overruled the FCC's Computer-III non-structural separation decision for the provision of enhanced services on an integrated basis under the Open Network Architecture ("ONA") regulatory structure. Under the ONA structure U S WEST Communications is required to unbundle its telephone network services in a manner that will accommodate the service needs of the growing number of information service providers. The effect of the decision could be to return to the provision of such service through a separate subsidiary, which could make it more difficult for local exchange carriers to offer enhanced services. In January 1995, the FCC granted a waiver allowing for the continued integrated provision of enhanced services, pending further proceedings by the FCC. The FCC is currently conducting a rulemaking proceeding to determine whether separate subsidiary requirements will be reinstated or whether integrated provisioning will be continued under an ONA regulatory structure on a permanent basis.

    - In August 1994, the U.S. Circuit Court of Appeals for the District of Columbia upheld an FCC ruling that neither telephone companies nor customer programmers need to obtain a franchise from local governments to provide Video Dial Tone ("VDT") service. The decision means that local telephone companies will avoid additional franchise fees related to the provisioning of VDT services.

    - In June 1994, the U.S. Circuit Court of Appeals for the District of Columbia overturned the FCC's requirement that local telephone companies allow physical collocation by third parties (competitive access providers), within their central offices, for the installation and operation of equipment that connects to the local telephone network. The decision essentially affirms the private property rights of corporations. The court also ordered the FCC to reconsider its requirement that allows competitors to interconnect equipment to the local network from a point outside a central office. In light of the rulings the Communications Group is evaluating how it can provide future interconnection services.

    On April 24, 1995, the RBOCs asked the D.C. District Court for a waiver of the MFJ restriction on the provision by the RBOCs of information services on an interexchange basis. The request for a waiver follows a recommendation by the Department of Justice that the RBOCs be allowed to provide information services on an interexchange basis.

    U S WEST Communications' interstate services have been subject to price cap regulation since January 1991. Price caps are an alternative form of regulation designed to limit prices rather than profits. However, the FCC's price cap plan includes sharing of earnings in excess of authorized levels. In March 1995, the FCC issued an interim order on price cap regulation. This order increases the productivity factor used in the price cap index, thus reducing the access prices paid by interexchange carriers to local telephone companies. The interim order also provides for a no-sharing productivity factor option and for increased flexibility for adjusting prices downward in response to competition. During the past several years U S WEST Communications has used the higher productivity factor in determining its access prices. Consequently, U S WEST Communications expects no significant impact in 1995 as a result of the interim order.

    For  a   further  discussion   of  federal   regulatory  issues,   see   "--
Communications Group -- Description of Business -- Regulation."

    STATE REGULATORY ISSUES

    U S WEST Communications is subject to varying degrees of regulation by state commissions with respect to intrastate rates and service, and access charge tariffs. U S WEST Communications is currently working with state regulators to gain approval of initiatives, including efforts to rebalance prices, advance competitive parity and implement simplified forms of price and service quality regulation.

    At U S WEST Communications, there are pending regulatory actions in local regulatory jurisdictions that call for price changes, refunds or both. In one such instance, the Utah Supreme Court has remanded a PSC order to the PSC for reconsideration, thereby establishing certain exceptions to the rule against retroactive ratemaking: 1) unforeseen and extraordinary events, and 2) misconduct. The PSC's initial order denied a refund request from an interexchange carrier and other parties that relates to the Tax Reform Act of 1986. This action is still in the discovery process. If a formal filing -- made in accordance with the remand from the Supreme Court -- alleges that the exceptions apply, the range of possible risk is $0 to $140.

    For further discussion of state regulatory issues, see "-- Communications Group -- Description of Business -- Regulation."

                              COMMUNICATIONS GROUP
                     INDEX TO COMBINED FINANCIAL STATEMENTS

Report of Independent Accountants.............................................         VI-28

Financial Statements for the Six Months Ended June 30, 1995 and 1994
 (unaudited) and for the Years Ended December 31, 1994, 1993 and 1992

    Combined Statements of Operations.........................................         VI-29

    Combined Balance Sheets...................................................         VI-30

    Combined Statements of Cash Flows.........................................         VI-31

    Notes to Combined Financial Statements....................................         VI-32

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and
Shareowners of U S WEST, Inc.

    We have audited the Combined Balance Sheets of U S WEST Communications Group (as described in Note 1) as of December 31, 1994 and 1993 and the related Combined Statements of Operations and Cash Flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of U S WEST, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of U S WEST Communications Group as of December 31, 1994 and 1993, and the combined results of its operations and its cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

    As more fully discussed in Note 1, the Combined Financial Statements of U S WEST Communications Group should be read in connection with the audited Consolidated Financial Statements of U S WEST, Inc.

    As discussed in Note 3 to the Combined Financial Statements, U S WEST Communications Group discontinued accounting for the operations of U S WEST Communications, Inc. in accordance with Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation," in 1993. As discussed in Note 10 to the Combined Financial Statements, U S WEST Communications Group changed its method of accounting for postretirement benefits other than pensions and other postemployment benefits in 1992.

COOPERS & LYBRAND L.L.P.

Denver, Colorado
May 12, 1995

                         U S WEST COMMUNICATIONS GROUP
                       COMBINED STATEMENTS OF OPERATIONS

                                                                     SIX MONTHS ENDED
                                                                         JUNE 30,
                                                                       (UNAUDITED)           YEAR ENDED DECEMBER 31,
                                                                   --------------------  -------------------------------
                                                                     1995       1994       1994       1993       1992
                                                                   ---------  ---------  ---------  ---------  ---------
                                                                      (DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
Operating Revenues
  Local service..................................................  $   2,126  $   2,001  $   4,067  $   3,829  $   3,674
  Interstate access service......................................      1,180      1,118      2,269      2,147      2,047
  Intrastate access service......................................        372        353        729        682        673
  Long-distance network services.................................        593        696      1,329      1,442      1,420
  Other services.................................................        385        366        782        770        716
                                                                   ---------  ---------  ---------  ---------  ---------
    Total operating revenues.....................................      4,656      4,534      9,176      8,870      8,530
Operating Expenses
  Employee-related expenses......................................      1,644      1,583      3,215      3,068      3,011
  Other operating expenses.......................................        695        734      1,547      1,671      1,612
  Taxes other than income taxes..................................        211        199        388        388        354
  Depreciation and amortization..................................      1,001        944      1,908      1,828      1,759
  Restructuring charge...........................................     --         --         --            880     --
                                                                   ---------  ---------  ---------  ---------  ---------
    Total operating expenses.....................................      3,551      3,460      7,058      7,835      6,736
Income from operations...........................................      1,105      1,074      2,118      1,035      1,794
Interest expense.................................................        207        183        376        412        438
Gain on sales of rural telephone exchanges.......................         78         48         82     --         --
Other expense -- net.............................................         16         16         21         24         38
                                                                   ---------  ---------  ---------  ---------  ---------
Income before income taxes.......................................        960        923      1,803        599      1,318
Provision for income taxes.......................................        352        339        653        208        388
                                                                   ---------  ---------  ---------  ---------  ---------
Income before extraordinary items and cumulative effect of change
 in accounting principles........................................        608        584      1,150        391        930
Extraordinary items:
  Discontinuance of SFAS No. 71, net of tax......................     --         --         --         (3,123)    --
  Early extinguishment of debt, net of tax.......................     --         --         --            (77)    --
Cumulative effect of change in accounting principles:
  Transition effect of change in accounting for postretirement benefits other than pensions and other postemployment
   benefits, net of tax..........................................     --         --         --         --         (1,745)
                                                                   ---------  ---------  ---------  ---------  ---------
Net income (loss)................................................  $     608  $     584  $   1,150  $  (2,809) $    (815)
                                                                   ---------  ---------  ---------  ---------  ---------
                                                                   ---------  ---------  ---------  ---------  ---------
Pro forma earnings per share of Communications Stock
 (unaudited).....................................................  $    1.29  $    1.30  $    2.53
Pro forma dividends per share of Communications Stock
 (unaudited).....................................................  $    1.07  $    1.07  $    2.14
Pro forma average shares of Communications Stock outstanding
 (thousands) (unaudited).........................................    469,490    449,024    453,316

     The accompanying notes are an integral part of the Combined Financial
                                  Statements.

                         U S WEST COMMUNICATIONS GROUP

                            COMBINED BALANCE SHEETS

                                                                                JUNE 30,        DECEMBER 31,
                                                                                  1995      --------------------
                                                                               (UNAUDITED)    1994       1993
                                                                               -----------  ---------  ---------
                                                                                     (DOLLARS IN MILLIONS)
ASSETS
Current assets:
  Cash and cash equivalents..................................................   $      43   $     116  $      56
  Accounts receivable, less allowance for credit losses of $29 and $28 at
   December 31, 1994 and 1993, respectively..................................       1,605       1,500      1,439
  Inventories and supplies...................................................         193         166        181
  Deferred tax asset.........................................................         304         300        308
  Other......................................................................          69          56         64
                                                                               -----------  ---------  ---------
Total current assets.........................................................       2,214       2,138      2,048
                                                                               -----------  ---------  ---------
Gross property, plant and equipment..........................................      30,146      29,578     28,173
Accumulated depreciation.....................................................      17,086      16,537     15,542
                                                                               -----------  ---------  ---------
Property, plant and equipment, net...........................................      13,060      13,041     12,631
Other assets.................................................................         804         765        744
                                                                               -----------  ---------  ---------
Total assets.................................................................   $  16,078   $  15,944  $  15,423
                                                                               -----------  ---------  ---------
                                                                               -----------  ---------  ---------

LIABILITIES AND EQUITY
Current liabilities:
  Short-term debt............................................................   $   2,405   $   1,608  $   1,382
  Accounts payable...........................................................         695         888        931
  Employee compensation......................................................         297         313        328
  Dividends payable..........................................................         252         250        236
  Current portion of restructuring charges...................................         342         318        431
  Advanced billing and customer deposits.....................................         216         211        198
  Other......................................................................         761         620        682
                                                                               -----------  ---------  ---------
Total current liabilities....................................................       4,968       4,208      4,188
                                                                               -----------  ---------  ---------
Long-term debt...............................................................       4,252       4,516      4,291
Postretirement and postemployment benefit obligations........................       2,233       2,427      2,628
Deferred income taxes........................................................         628         547        256
Unamortized investment tax credits...........................................         211         231        280
Deferred credits and other...................................................         595         836      1,058
Communications Group equity..................................................       3,191       3,179      2,722
                                                                               -----------  ---------  ---------
Total liabilities and equity.................................................   $  16,078   $  15,944  $  15,423
                                                                               -----------  ---------  ---------
                                                                               -----------  ---------  ---------
Contingencies (see Note 13)

     The accompanying notes are an integral part of the Combined Financial
                                  Statements.

                         U S WEST COMMUNICATIONS GROUP

                       COMBINED STATEMENTS OF CASH FLOWS

                                                                   SIX MONTHS ENDED
                                                                       JUNE 30,
                                                                     (UNAUDITED)           YEAR ENDED DECEMBER 31,
                                                                 --------------------  -------------------------------
                                                                   1995       1994       1994       1993       1992
                                                                 ---------  ---------  ---------  ---------  ---------
                                                                                 (DOLLARS IN MILLIONS)
OPERATING ACTIVITIES
Net income (loss)..............................................  $     608  $     585  $   1,150  $  (2,809) $    (815)
Adjustments to net income (loss):
  Discontinuance of SFAS No. 71................................     --         --         --          3,123     --
  Cumulative effect of change in accounting principles.........     --         --         --         --          1,745
  Restructuring charge.........................................     --         --                       880         --
  Depreciation and amortization................................      1,001        944      1,908      1,828      1,759
  Gain on sales of rural telephone exchanges...................        (78)       (48)       (82)    --         --
  Deferred income taxes and amortization of investment tax
   credits.....................................................         58         51        226       (191)        (1)
Changes in operating assets and liabilities:
  Postretirement medical and life costs, net of cash
   fundings....................................................       (211)      (241)      (197)      (135)        58
  Restructuring payments.......................................       (172)       (63)      (279)      (120)       (92)
  Accounts receivable..........................................       (108)       (34)       (64)       (78)        26
  Inventories, supplies and other..............................        (52)       (56)       (29)       (23)       (23)
  Accounts payable and accrued liabilities.....................         29        (31)      (147)       153        103
Other -- net...................................................        (23)        42         23         49         62
                                                                 ---------  ---------  ---------  ---------  ---------
Cash provided by operating activities..........................      1,052      1,149      2,509      2,677      2,822
                                                                 ---------  ---------  ---------  ---------  ---------
INVESTING ACTIVITIES
Expenditures for property, plant and equipment.................     (1,093)    (1,173)    (2,254)    (2,234)    (2,081)
Proceeds from disposals of property, plant and equipment.......        112         47         96         42         52
Other -- net...................................................     --         --              2     --         --
                                                                 ---------  ---------  ---------  ---------  ---------
Cash (used for) investing activities...........................       (981)    (1,126)    (2,156)    (2,192)    (2,029)
                                                                 ---------  ---------  ---------  ---------  ---------
FINANCING ACTIVITIES
Net proceeds from short-term debt..............................        589        171        344        687         21
Proceeds from issuance of long-term debt.......................     --            298        326      2,408        391
Dividends paid on common stock.................................       (462)      (440)      (886)      (812)      (796)
Repayment of long-term debt....................................       (139)      (251)      (285)    (2,952)      (670)
Proceeds from issuance of equity...............................     --            184        208        356         90
Advance from/(repayment to) Media Group........................     --         --         --           (153)       153
Equity transfer to Media Group.................................       (132)    --         --         --         --
                                                                 ---------  ---------  ---------  ---------  ---------
Cash (used for) provided by financing activities...............       (144)       (38)      (293)      (466)      (811)
                                                                 ---------  ---------  ---------  ---------  ---------
CASH AND CASH EQUIVALENTS
Increase (decrease)............................................        (73)       (15)        60         19        (18)
Beginning balance..............................................        116         56         56         37         55
                                                                 ---------  ---------  ---------  ---------  ---------
Ending balance.................................................  $      43  $      41  $     116  $      56  $      37
                                                                 ---------  ---------  ---------  ---------  ---------
                                                                 ---------  ---------  ---------  ---------  ---------

     The accompanying notes are an integral part of the Combined Financial
                                  Statements.

                         U S WEST COMMUNICATIONS GROUP

                     NOTES TO COMBINED FINANCIAL STATEMENTS

        FOR THE SIX MONTHS ENDED JUNE 30, 1995 AND 1994 (UNAUDITED) AND
              FOR THE YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992

                             (DOLLARS IN MILLIONS)

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
    The Board of Directors of U S WEST, Inc. ("U S WEST" or "Company"), a Colorado corporation, has adopted a proposal (the "Recapitalization Proposal") that would change the state of incorporation of U S WEST from Colorado to Delaware and create two classes of common stock that are intended to reflect separately the performance of the Company's communications and multimedia businesses. Under the Recapitalization Proposal, shareholders of the Company will be asked to approve an Agreement and Plan of Merger between the Company and U S WEST, Inc., a Delaware corporation and wholly owned subsidiary of U S WEST ("U S WEST Delaware"), pursuant to which U S WEST would be merged (the "Merger") with and into U S WEST Delaware with U S WEST Delaware continuing as the surviving corporation. In connection with the Merger, the Certificate of Incorporation of U S WEST Delaware would be amended and restated (as so amended and restated, the "Restated Certificate") to, among other things, designate two classes of common stock of U S WEST Delaware, one class of which would be authorized as U S WEST Communications Group Common Stock ("Communications Stock"), and the other class of which would be authorized as U S WEST Media Group Common Stock ("Media Stock"). Upon consummation of the Merger, each share of existing common stock of the Company would be automatically converted into one share of Communications Stock and one share of Media Stock.

    The Communications Stock and Media Stock are designed to provide shareholders with separate securities that are intended to reflect separately the communications businesses of U S WEST Communications, Inc. ("U S WEST Communications") and certain other subsidiaries of the Company (the
"Communications Group") and the Company's multimedia businesses (the "Media Group" and, together with the Communications Group, the "Groups").

    The Communications Group is comprised of U S WEST Communications, U S WEST Communications Services, Inc., U S WEST Federal Services, Inc., U S WEST Advanced Technologies, Inc. and U S WEST Business Resources, Inc.

    The Media Group is comprised of U S WEST Marketing Resources Group, Inc., a publisher of White and Yellow Pages telephone directories, and provider of multimedia content and services, U S WEST NewVector Group, Inc., which provides communications and information products and services over wireless networks, U S WEST Multimedia Communications, Inc., which owns domestic cable television operations and investments and U S WEST International Holdings, Inc., which primarily owns investments in international cable and telecommunications, wireless communications and directory publishing operations.

BASIS OF PRESENTATION

    The Combined Financial Statements of the Groups comprise all of the accounts included in the corresponding Consolidated Financial Statements of the Company. Investments in less than majority-owned ventures are generally accounted for using the equity method. The separate Group financial statements give effect to the accounting policies that will be applicable upon implementation of the Recapitalization Proposal. The separate Group Combined Financial Statements have been prepared on a basis that management believes to be reasonable and appropriate and include: (i) the combined historical balance sheets, results of operations and cash flows of the businesses that comprise each of the Groups, with all significant intragroup amounts and transactions eliminated; (ii) in the case of the Communications Group Combined Financial Statements, corporate assets and liabilities of U S WEST and related transactions identified with the Communications Group; (iii) in the case of the Media

                         U S WEST COMMUNICATIONS GROUP

        FOR THE SIX MONTHS ENDED JUNE 30, 1995 AND 1994 (UNAUDITED) AND
              FOR THE YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992

                             (DOLLARS IN MILLIONS)

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
Group Combined Financial Statements, all other corporate assets and liabilities and related transactions of U S WEST; and (iv) an allocated portion of the corporate expense of U S WEST. Transactions between the Communications Group and the Media Group have not been eliminated.

    Notwithstanding the allocation of assets and liabilities (including contingent liabilities) and stockholders' equity between the Communications Group and the Media Group for the purpose of preparing the respective financial statements of such Groups, holders of Communications Stock and Media Stock will continue to be subject to risks associated with an investment in a single company and all of the Company's businesses, assets and liabilities. Such allocation of assets and liabilities and change in the equity structure of the Company will not result in a distribution or spin-off to shareholders of any assets or liabilities of the Company or any of its subsidiaries or otherwise affect responsibility for the liabilities of the Company or such subsidiaries. As a result, the rights of the holders of the Company's or any of its subsidiaries' debt will not be affected thereby. Financial effects arising from either Group that affect the Company's results of operations or financial condition could, if significant, affect the results of operations or financial position of the other Group or the market price of the class of Common Stock relating to the other Group. Any net losses of the Communications Group or the Media Group, and dividends or distributions on, or repurchases of Communications Stock, Media Stock or Preferred Stock, will reduce the funds of the Company legally available for payment of dividends on both the Communications Stock and Media Stock. Accordingly, the Company's Consolidated Financial Statements should be read in conjunction with the Communications Group and the Media Group Combined Financial Statements.

    The accounting policies described herein applicable to the preparation of the Combined Financial Statements of the Communications Group may be modified or rescinded at the sole discretion of the Board of Directors of the Company (the "Board") without approval of the stockholders, although there is no present intention to do so. The Board may also adopt additional policies depending upon the circumstances. Any determination of the Board to modify or rescind such policies, or to adopt additional policies, including any such decision that would have disparate impacts upon holders of Communications Stock and Media Stock, would be made by the Board in good faith and in the honest belief that such decision is in the best interests of all the Company's stockholders, including the holders of Communications Stock and the holders of Media Stock. In making such determination, the Board may also consider regulatory requirements imposed on U S WEST Communications by the public utility commissions of various states and the Federal Communications Commission. In addition, generally accepted accounting principles require that any change in accounting policy be preferable (in accordance with such principles) to the policy previously established.

    ALLOCATION OF SHARED SERVICES. Certain costs relating to the Company's general and administrative services (including certain executive management, legal, tax, accounting and auditing, treasury, strategic planning and public policy services) are directly assigned to each Group based upon actual utilization or are allocated based upon each Group's operating expenses, number of employees, external revenues, average capital and/or average equity. The Company charges each Group for such services at fully distributed cost. The Communications Group share of these direct and indirect allocations was $104, $117 and $101 in 1994, 1993 and 1992, respectively. In 1994, the direct allocations comprised approximately 40 percent of the total shared corporate services allocated to the Communications Group. It is not practicable to provide a detailed estimate of the expenses which

                         U S WEST COMMUNICATIONS GROUP

        FOR THE SIX MONTHS ENDED JUNE 30, 1995 AND 1994 (UNAUDITED) AND
              FOR THE YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992

                             (DOLLARS IN MILLIONS)

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) would be recognized if the Communications Group were a separate legal entity. However, the Company believes that under the Recapitalization Proposal, each Group would benefit from synergies with the other, including having lower operating costs than might be incurred if each Group was a separate legal entity.

    ALLOCATION OF EMPLOYEE BENEFITS. A portion of U S WEST's employee benefit costs, including pension and postretirement medical and life, are allocated to the Communications Group. (See Note 10 to the Combined Financial Statements.)

    ALLOCATION OF INCOME TAXES. Federal, state and local income taxes which are determined on a consolidated or combined basis will be allocated to each Group in accordance with tax sharing agreements between the Company and the entities within the Groups. Consolidated or combined state income tax provisions and related tax payments or refunds will be allocated between the Groups based on their respective contributions to consolidated or combined state taxable incomes. Consolidated Federal income tax provisions and related tax payments or refunds will be allocated between the Groups based on the aggregate of the taxes allocated among the entities within each Group. The allocations will generally reflect each Group's contribution (positive or negative) to consolidated Federal taxable income and consolidated Federal tax credits. A Group will be compensated only at such time as, and to the extent that, its tax attributes are utilized by the Company in a combined or consolidated income tax filing. Federal and state tax refunds and carryforwards or carrybacks of tax attributes will generally be allocated to the Group to which such tax attributes relate.

    GROUP FINANCING. Financing activities for the Communications Group and the Media Group, including the investment of surplus cash, the issuance, repayment and repurchase of short-term and long-term debt, and the issuance and repurchase of preferred securities, are managed by the Company on a centralized basis. Notwithstanding such centralized management, financing activities for U S WEST Communications are separately identified and accounted for in the Company's records and U S WEST Communications conducts its own borrowing activities. All debt incurred and investments made by the Company and its subsidiaries are specifically allocated to and reflected on the financial statements of the Media Group except that debt incurred and investments made by the Company and its subsidiaries on behalf of the non-regulated Communications businesses and all debt incurred and investments made by U S WEST Communications are specifically allocated to and reflected on the financial statements of the Communications Group. Debt incurred by the Company or a subsidiary on behalf of a Group is charged to such Group at the borrowing rate of the Company or such subsidiary.

    Following implementation of the Recapitalization Proposal, the Company does not intend to transfer funds between the Groups, except for certain short-term ordinary course advances of funds associated with the Company's centralized cash management. Such short-term transfers of funds will be accounted for as short-term loans between the Groups bearing interest at the market rate at which management determines the borrowing Group could obtain funds on a short-term basis. If the Board, in its sole discretion, determines that a transfer of funds between the Groups should be accounted for as a long-term loan, the Board would establish the terms on which such loan would be made, including the interest rate, amortization schedule, maturity and redemption terms. Such terms would generally reflect the then prevailing terms upon which management determines such Group could borrow funds on a similar basis. The financial statements of the lending Group will be credited, and the financial statements of the borrowing Group will be charged, with the amount of any such loan, as well as with periodic interest accruing thereon.

                         U S WEST COMMUNICATIONS GROUP

        FOR THE SIX MONTHS ENDED JUNE 30, 1995 AND 1994 (UNAUDITED) AND
              FOR THE YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992

                 (DOLLARS IN MILLIONS EXCEPT PER SHARE AMOUNTS)

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINED)
    DIVIDENDS. Under the Recapitalization Proposal, dividends to be paid to the holders of Communications Stock will initially be at a quarterly rate of $0.535 per share. Dividends on the Communications Stock will be paid at the discretion of the Board based primarily upon the financial condition, results of operations and business requirements of the Communications Group and the Company as a whole. Dividends will be payable out of the lesser of: 1) the funds of the Company legally available for the payment of dividends; and 2) the Communications Group Available Dividend Amount as defined in the Restated Certificate.

INDUSTRY SEGMENT

    The Communications Group operates in one industry segment (communications and related services).

    The largest volume of the Communications Group services is provided to AT&T. During 1994, 1993 and 1992 revenues related to those services provided to AT&T were $1,130, $1,159 and $1,191, respectively. Related accounts receivable at December 31, 1994 and 1993 totaled $98 and $97, respectively.

CASH AND CASH EQUIVALENTS

    Cash and cash equivalents include highly liquid investments with original maturities of three months or less that are readily convertible into cash and are not subject to significant risk from fluctuations in interest rates.

INVENTORIES AND SUPPLIES

    New and reusable materials of U S WEST Communications are carried at average cost, except for significant individual items that are valued based on specific costs. Non-reusable material is carried at its estimated salvage value. Inventories of the Communications Group non-telephone operations are carried at the lower of cost or market on a first-in, first-out basis.

PROPERTY, PLANT AND EQUIPMENT

    The investment in property, plant and equipment is carried at cost, less accumulated depreciation. Additions, replacements and substantial betterments are capitalized. Costs for normal repair and maintenance of property, plant and equipment are charged to expense as incurred.

    U S WEST Communications' provision for depreciation of property, plant and equipment is based on various straight-line group methods using remaining useful (economic) lives based on industry-wide studies. In the third quarter of 1993, U S WEST Communications discontinued accounting for its regulated telephone operations under Statement of Financial Accounting Standards ("SFAS") No. 71, "Accounting for the Effects of Certain Types of Regulation." Prior to discontinuing SFAS No. 71, depreciation was based on lives specified by regulators. (See Note 3 to the Combined Financial Statements.) When the depreciable property, plant and equipment of U S WEST Communications is retired or sold, the original cost less the net salvage value is generally charged to accumulated depreciation.

    The non-telephone operations of the Communications Group provide for depreciation using the straight-line method. When such depreciable property, plant and equipment is retired or sold, the resulting gain or loss is recognized currently as an element of other income.

                         U S WEST COMMUNICATIONS GROUP

        FOR THE SIX MONTHS ENDED JUNE 30, 1995 AND 1994 (UNAUDITED) AND
              FOR THE YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992

                             (DOLLARS IN MILLIONS)

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINED) (CONTINUED) Interest related to qualifying construction projects is capitalized and is reflected as a reduction of interest expense. At U S WEST Communications, prior to discontinuing SFAS No. 71, capitalized interest was included as an element of other income. Amounts capitalized by the Communications Group were $36, $15 and $23 in 1994, 1993, and 1992, respectively.

REVENUE RECOGNITION

    Local telephone service revenues are generally billed monthly, in advance, and revenues are recognized the following month when services are provided. Revenues derived from other telephone services, including exchange access and long-distance, are billed and recorded monthly as services are provided.

FINANCIAL INSTRUMENTS

    Net interest income or expense on interest rate swaps is recognized over the life of the swaps as an adjustment to interest expense. Gains and losses on forward contracts, designated as hedges of interest rate exposure on debt refinancings, are deferred and recognized as an adjustment to interest expense over the life of the underlying debt.

COMPUTER SOFTWARE

    The cost of computer software, whether purchased or developed internally, is charged to expense with two exceptions. Initial operating system software is capitalized and amortized over the life of the related hardware, and initial network applications software is capitalized and amortized over three years. Subsequent upgrades to capitalized software are expensed. Capitalized computer software of $146 and $148 at December 31, 1994 and 1993, respectively, is recorded in property, plant and equipment. The Communications Group amortized capitalized computer software costs of $86, $51 and $24, in 1994, 1993 and 1992, respectively.

INCOME TAXES

    The provision for income taxes consists of an amount for taxes currently payable and an amount for tax consequences deferred to future periods in accordance with SFAS No. 109. The Communications Group implemented SFAS No. 109, "Accounting for Income Taxes," in 1993. Adoption of the new standard did not have a material effect on the financial position or results of operations, primarily because of the Company's earlier adoption of SFAS No. 96.

    For financial statement purposes, investment tax credits of U S WEST Communications are being amortized over the economic lives of the related property, plant and equipment in accordance with the deferred method of accounting for such credits.

EARNINGS (LOSS) PER COMMON SHARE

    Historical earnings per share is omitted from the statements of operations because the Communications Stock was not part of the capital structure of the Company for the periods presented. Communications Group pro forma earnings per share, reflecting the Recapitalization Proposal, is presented in the Combined Statements of Operations for the six months ended June 30, 1995 and 1994, and for the year ended December 31, 1994.

                         U S WEST COMMUNICATIONS GROUP

        FOR THE SIX MONTHS ENDED JUNE 30, 1995 AND 1994 (UNAUDITED) AND
              FOR THE YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992

                             (DOLLARS IN MILLIONS)

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINED) (CONTINUED) INTERIM FINANCIAL STATEMENTS

    The interim financial statements have been prepared in accordance with GAAP and in accordance with SEC rules and regulations for interim reporting. In the opinion of the Company's management, the interim financial statements include all adjustments, consisting of only normal recurring adjustments, necessary to present fairly the interim financial information set forth therein.

NOTE 2: RELATED PARTY TRANSACTIONS
    Related party transactions for the Communications Group follow:

CUSTOMER LISTS, BILLING AND COLLECTION, AND OTHER SERVICES

    U S WEST Communications sells customer lists, billing and collection, and other services to the Media Group. These products and services are sold at fully distributed cost or at a market price, in accordance with regulatory requirements. U S WEST Communications charged $27, $26 and $25 for these services in 1994, 1993 and 1992, respectively.

BELL COMMUNICATIONS RESEARCH, INC. ("BELLCORE")

    Charges relating to research, development and maintenance of existing technologies performed by Bellcore, of which U S WEST Communications has a 1/7 ownership interest, were $111, $113 and $120 in 1994, 1993 and 1992, respectively.

NOTE 3: PROPERTY, PLANT AND EQUIPMENT
    The composition of property, plant and equipment follows:

                                                                                       DECEMBER 31,
                                                                                   --------------------
                                                                                     1994       1993
                                                                                   ---------  ---------
Land and buildings...............................................................  $   2,453  $   2,408
Telephone network equipment......................................................     11,622     11,093
Telephone outside plant..........................................................     11,897     11,386
General purpose computers and other..............................................      3,013      2,762
Construction in progress.........................................................        593        524
                                                                                   ---------  ---------
                                                                                      29,578     28,173
                                                                                   ---------  ---------
Less accumulated depreciation
  Buildings......................................................................        657        624
  Telephone network equipment....................................................      6,733      6,326
  Telephone outside plant........................................................      7,442      7,064
  General purpose computers and other............................................      1,705      1,528
                                                                                   ---------  ---------
                                                                                      16,537     15,542
                                                                                   ---------  ---------
Property, plant and equipment -- net.............................................  $  13,041  $  12,631
                                                                                   ---------  ---------
                                                                                   ---------  ---------

    In 1994, U S WEST Communications sold certain rural telephone exchanges with a cost basis of $122. U S WEST Communications received consideration for the sales of $93 in cash and $81 in replacement property. U S WEST Communications will receive an additional $30 of replacement property in 1995.

                         U S WEST COMMUNICATIONS GROUP

        FOR THE SIX MONTHS ENDED JUNE 30, 1995 AND 1994 (UNAUDITED) AND
              FOR THE YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992

                             (DOLLARS IN MILLIONS)

NOTE 3: PROPERTY, PLANT AND EQUIPMENT (CONTINUED)
DISCONTINUANCE OF SFAS NO. 71

    U S WEST Communications incurred a non-cash, extraordinary charge of $3.1 billion, net of an income tax benefit of $2.3 billion, in conjunction with its decision to discontinue accounting for the operations of U S WEST Communications in accordance with SFAS No. 71, "Accounting for the Effects of Certain Types of Regulation," as of September 30, 1993. SFAS No. 71 generally applies to regulated companies that meet certain requirements, including a requirement that a company be able to recover its costs, notwithstanding competition, by charging its customers at prices established by its regulators. U S WEST Communications' decision to discontinue application of SFAS No. 71 was based on the belief that competition, market conditions and the development of broadband technology, more than prices established by regulators, will determine the future cost recovery by U S WEST Communications. As a result of this change, the remaining asset lives of U S WEST Communications' plant were shortened to more closely reflect the useful (economic) lives of such plant.

    Following is a list of the major categories of telephone property, plant and equipment and the manner in which depreciable lives were affected by the discontinuance of SFAS No. 71:

                                                                               AVERAGE LIFE (YEARS)
                                                                          ------------------------------
                                                                              BEFORE          AFTER
CATEGORY                                                                  DISCONTINUANCE  DISCONTINUANCE
------------------------------------------------------------------------  --------------  --------------
Digital switch..........................................................      17-18             10
Digital circuit.........................................................      11-13             10
Aerial copper cable.....................................................      18-28             15
Underground copper cable................................................      25-30             15
Buried copper cable.....................................................      25-28             20
Fiber cable.............................................................        30              20
Buildings...............................................................      27-49           27-49
General purpose computers...............................................        6               6

    U S WEST Communications employed two methods to determine the amount of the extraordinary charge. The "economic life" method assumed that a portion of the plant-related effect is a regulatory asset that was created by the under-depreciation of plant under regulation. This method yielded the plant-related adjustment that was confirmed by the second method, a discounted cash flow analysis.

    Following is a schedule of the nature and amounts of the after-tax charge recognized as a result of U S WEST Communications' discontinuance of SFAS No. 71:

Plant related......................................................  $   3,124
Tax-related regulatory assets and liabilities......................       (208)
Other regulatory assets and liabilities............................        207
                                                                     ---------
Total..............................................................  $   3,123
                                                                     ---------
                                                                     ---------

                         U S WEST COMMUNICATIONS GROUP

        FOR THE SIX MONTHS ENDED JUNE 30, 1995 AND 1994 (UNAUDITED) AND
              FOR THE YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992

                             (DOLLARS IN MILLIONS)

NOTE 4: DEBT

SHORT-TERM DEBT

    The components of short-term debt follow:

                                                                               DECEMBER 31,
                                                                           --------------------
                                                                             1994       1993
                                                                           ---------  ---------
Notes payable:
  Commercial paper.......................................................  $   1,321  $     979
  Other..................................................................        116        113
Current portion of long-term debt........................................        171        290
                                                                           ---------  ---------
Total....................................................................  $   1,608  $   1,382
                                                                           ---------  ---------
                                                                           ---------  ---------

    The  weighted average interest rate on commercial paper was 5.92 percent and
2.73 percent at December 31, 1994 and 1993, respectively.

    U S WEST Communications, which conducts its own borrowing activities, is permitted to borrow up to approximately $600 under short-term formal lines of credit, all of which were available at December 31, 1994. Additional lines of credit aggregating approximately $1.3 billion are available to both the Media Group and the unregulated subsidiaries of the Communications Group in accordance with their borrowing needs.

LONG-TERM DEBT

    Interest rates and maturities of long-term debt at December 31 follow:

                                             MATURITIES
                                 -----------------------------------   TOTAL   TOTAL
INTEREST RATES                   1996  1997   1998  1999  THEREAFTER    1994    1993
-------------------------------  ----  ----   ----  ----  ----------   ------  ------
Up to 5%.......................  $--   $--    $ 35  $--     $  240     $  275  $  276
Above 5% to 6%.................   --     25    300   --        261        586     561
Above 6% to 7%.................   --    --     --    226     1,290      1,516   1,383
Above 7% to 8%.................   370    16    --    --      1,750      2,136   1,909
Above 8% to 9%.................   --    --     --    --        250        250     250
Above 9% to 10%................   --    --     --    --        320        320     320
                                 ----  ----   ----  ----  ----------   ------  ------
                                 $370  $ 41   $335  $226    $4,111      5,083   4,699
                                 ----  ----   ----  ----  ----------
                                 ----  ----   ----  ----  ----------
Capital lease obligations and
 other.........................                                           148     165
Unamortized discount -- net....                                          (715)   (573)
                                                                       ------  ------
Total..........................                                        $4,516  $4,291
                                                                       ------  ------
                                                                       ------  ------

    Long-term debt consists principally of debentures, medium-term notes and zero coupon subordinated notes convertible at any time into U S WEST common shares. The zero coupon notes have a yield to maturity of approximately 7.3 percent. The zero coupon notes are recorded at a discounted value of $264 and $181 at December 31, 1994 and 1993, respectively.

    During 1993, U S WEST Communications refinanced debt issues aggregating $2.7 billion in principal amount. Expenses associated with the refinancing resulted in an extraordinary charge to income of $77, net of a tax benefit of $48. The refinancing allowed U S WEST Communications to take advantage of favorable interest rates.

                         U S WEST COMMUNICATIONS GROUP

        FOR THE SIX MONTHS ENDED JUNE 30, 1995 AND 1994 (UNAUDITED) AND
              FOR THE YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992

                             (DOLLARS IN MILLIONS)

NOTE 4: DEBT (CONTINUED)
    Interest payments, net of amounts capitalized, were $360, $402 and $418 in 1994, 1993 and 1992, respectively.

NOTE 5: LEASING ARRANGEMENTS
    Certain subsidiaries within the Communications Group have entered into operating leases for office facilities, equipment and real estate. Rent expense under operating leases was $235, $228 and $222 in 1994, 1993 and 1992, respectively. Minimum future lease payments as of December 31, 1994, under non-cancelable operating leases, follow:

YEAR
------------------------------------------------------------------------------------
1995................................................................................  $     116
1996................................................................................        111
1997................................................................................        106
1998................................................................................        106
1999................................................................................         99
Thereafter..........................................................................        805
                                                                                      ---------
Total...............................................................................  $   1,343
                                                                                      ---------
                                                                                      ---------

NOTE 6: DERIVATIVE FINANCIAL INSTRUMENTS

INTEREST RATE RISK MANAGEMENT

    U S WEST Communications enters into interest rate swap agreements to manage its market exposure to fluctuations in interest rates. Swap agreements are primarily used to effectively convert existing commercial paper to fixed-rate debt. This allows U S WEST Communications to achieve interest savings over issuing fixed-rate debt directly.

    Under an interest rate swap, U S WEST Communications agrees with another party to exchange interest payments at specified intervals over a defined term. Interest payments are calculated by reference to the notional amount based on the fixed- and variable-rate terms of the swap agreements. The net interest received or paid as part of the interest rate swap is accounted for as an adjustment to interest expense.

    U S WEST Communications also entered into a currency swap to convert Swiss franc-denominated debt to dollar-denominated debt. This allowed U S WEST Communications to achieve interest savings over issuing fixed-rate, dollar-denominated debt. Under the currency swap, U S WEST Communications agreed with another party to exchange dollars for francs under the terms of the loan which include periodic interest payments and principal upon origination and maturity. The currency swap and foreign currency debt are combined and accounted for as if fixed-rate, dollar-denominated debt were issued directly.

    The following table summarizes terms of swaps pertaining to U S WEST Communications as of December 31, 1994. Variable rates are primarily indexed to the 30 day commercial paper rate.

                                                                                             WEIGHTED
                                                                                           AVERAGE RATE
                                                              NOTIONAL                    --------------
                                                               AMOUNT    MATURITIES       RECEIVE   PAY
                                                              --------   ----------       -------   ----
Variable to fixed...........................................    $710          1995-1999    6.14     6.19
Currency....................................................      71          1999           --     6.53

                         U S WEST COMMUNICATIONS GROUP

        FOR THE SIX MONTHS ENDED JUNE 30, 1995 AND 1994 (UNAUDITED) AND
              FOR THE YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992

                             (DOLLARS IN MILLIONS)

NOTE 6: DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)
    In 1993, U S WEST Communications executed forward contracts to sell U. S. Treasuries to reduce debt issuance risks, allowing U S WEST Communications to lock in the treasury rate component of the future debt issue. At December 31, 1994, deferred credits of $8 and deferred charges of $51 on closed interest rate forward contracts are included as part of the carrying value of the underlying debt. The deferred credits and charges are being recognized as a yield adjustment over the life of the debt, which matures at various dates through 2043. The net deferred charge is directly offset by the lower coupon rate achieved on the debt issuance. At December 31, 1994, there were no open forward contracts on interest rates.

    The counterparties to these derivative contracts are major financial institutions. U S WEST Communications is exposed to credit loss in the event of non-performance by these counterparties. The Company manages this exposure by monitoring the credit standing of the counterparty and establishing dollar and term limitations which correspond to the respective credit rating of each counterparty. U S WEST Communications does not have significant exposure to an individual counterparty and does not anticipate non-performance by any counterparty.

NOTE 7: FAIR VALUES OF FINANCIAL INSTRUMENTS
    Fair values of cash equivalents, other current amounts receivable and payable, and short-term debt approximate carrying values due to their short-term nature.

    The fair values of interest rate swaps are based on estimated amounts U S WEST Communications would receive or pay to terminate such agreements taking into account current interest rates and creditworthiness of the counterparties.

    The fair value of long-term debt is based on quoted market prices where available or, if not available, is based on discounting future cash flows using current interest rates.

                                                                                           DECEMBER 31,
                                                                          ----------------------------------------------
                                                                                   1994                    1993
                                                                          ----------------------  ----------------------
                                                                           CARRYING      FAIR      CARRYING      FAIR
                                                                             VALUE       VALUE       VALUE       VALUE
                                                                          -----------  ---------  -----------  ---------
Debt (includes short-term portion)......................................   $   6,124   $   5,600   $   5,673   $   5,801
Interest rate swap agreements -- assets.................................      --             (15)     --              (1)
                                                                          -----------  ---------  -----------  ---------
Debt -- net.............................................................   $   6,124   $   5,585   $   5,673   $   5,800
                                                                          -----------  ---------  -----------  ---------
                                                                          -----------  ---------  -----------  ---------

                         U S WEST COMMUNICATIONS GROUP

        FOR THE SIX MONTHS ENDED JUNE 30, 1995 AND 1994 (UNAUDITED) AND
              FOR THE YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992

                             (DOLLARS IN MILLIONS)

NOTE 8: COMMUNICATIONS GROUP EQUITY

COMMUNICATIONS GROUP EQUITY

    Following are changes in the Communications Group equity for the periods presented:

                                                                                            DECEMBER 31,
                                                                       JUNE 30,    -------------------------------
                                                                         1995        1994       1993       1992
                                                                      -----------  ---------  ---------  ---------
Balance at beginning of period......................................   $   3,179   $   2,722  $   6,003  $   7,530
Net income (loss)...................................................         608       1,150     (2,809)      (815)
Dividends...........................................................        (504)       (980)      (905)      (876)
Equity issuances....................................................          40         287        433        164
Equity transfer to Media Group......................................        (132)     --         --         --
                                                                      -----------  ---------  ---------  ---------
Balance at end of period............................................   $   3,191   $   3,179  $   2,722  $   6,003
                                                                      -----------  ---------  ---------  ---------
                                                                      -----------  ---------  ---------  ---------

LEVERAGED EMPLOYEE STOCK OWNERSHIP PLANS (LESOP)

    U S WEST maintains employee savings plans for management and occupational employees under which the Company matches a certain percentage of eligible contributions made by the employees with shares of Company stock. The Company established two LESOPs in 1989 to provide the Company stock used for matching contributions to the savings plans. The Communications Group made payments (excluding dividends) of $68, $68 and $67 in 1994, 1993 and 1992, respectively, to the Media Group to meet trust obligations (of which, $16, $20 and $25, respectively, has been classified as interest expense). The borrowings associated with the LESOP are reflected in the Media Group Combined Financial Statements.

NOTE 9: STOCK INCENTIVE PLANS
    Since the Communications Stock was not part of the capital structure of the Company for the periods presented, there were no stock options outstanding. See the Consolidated Financial Statements and related notes set forth in Annex V for information regarding stock incentive plans.

NOTE 10: EMPLOYEE BENEFITS

PENSION PLAN

    The Communications Group and the Media Group participate in the defined benefit pension plan sponsored by U S WEST. Substantially all management and occupational employees of the Communications Group are covered by this plan. Since plan assets are not segregated into separate accounts or restricted to providing benefits to employees of the Communications Group, assets of the plan may be used to provide benefits to employees of both the Communications Group and the Media Group. In the event the single employer pension plan sponsored by U S WEST would be separated into two or more plans, guidelines in the Internal Revenue Code dictate how assets of the plan must be allocated to the new plans. U S WEST currently has no intentions to split the plan. Because of these factors, U S WEST believes there is no reasonable basis to attribute plan assets to the Communications Group as if they had funded separately their actuarially determined obligation.

    Management benefits are based on a final pay formula while occupational benefits are based on a flat benefit formula. U S WEST uses the projected unit credit method for the determination of pension cost for financial reporting purposes and the aggregate cost method for funding purposes. The Company's policy is to fund amounts required under the Employee Retirement Income Security Act of 1974 ("ERISA") and no funding was required in 1994, 1993 or 1992. Should funding be required in

                         U S WEST COMMUNICATIONS GROUP

        FOR THE SIX MONTHS ENDED JUNE 30, 1995 AND 1994 (UNAUDITED) AND
              FOR THE YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992

                             (DOLLARS IN MILLIONS)

NOTE 10: EMPLOYEE BENEFITS (CONTINUED)
the future, funding amounts would be allocated to the Communications Group based upon the ratio of service cost of the Communications Group to total service cost of plan participants. Prior to January 1, 1993, U S WEST maintained separate defined benefit pension plans for management and occupational employees.

    The composition of U S WEST's net pension credit and the actuarial assumptions of the plan follow:

                                                                                          YEAR ENDED DECEMBER 31,
                                                                                      -------------------------------
                                                                                        1994       1993       1992
                                                                                      ---------  ---------  ---------
Details of pension credit:
  Service cost -- benefits earned during the period.................................  $     197  $     148  $     141
  Interest cost on projected benefit obligation.....................................        561        514        480
  Actual return on plan assets......................................................        188     (1,320)      (411)
  Net amortization and deferral.....................................................       (946)       578       (318)
                                                                                      ---------  ---------  ---------
Net pension credit..................................................................  $       0  $     (80) $    (108)
                                                                                      ---------  ---------  ---------
                                                                                      ---------  ---------  ---------

    The expected long-term rate of return on plan assets used in determining net pension cost was 8.50 percent for 1994, 9.00 percent for 1993 and 9.25 percent for 1992.

    The funded status of the U S WEST plan follows:

                                                                                                   DECEMBER 31,
                                                                                               --------------------
                                                                                                 1994       1993
                                                                                               ---------  ---------
Accumulated benefit obligation, including vested benefits of $5,044 and $5,286,
 respectively................................................................................  $   5,616  $   5,860
                                                                                               ---------  ---------
                                                                                               ---------  ---------
Plan assets at fair value, primarily stocks and bonds........................................  $   8,388  $   8,987
Less: Projected benefit obligation...........................................................      7,149      7,432
                                                                                               ---------  ---------
Plan assets in excess of projected benefit obligation........................................      1,239      1,555
Unrecognized net (gain) loss.................................................................        161        (70)
Prior service cost not yet recognized in net periodic pension cost...........................        (67)       (72)
Balance of unrecognized net asset at January 1, 1987.........................................       (785)      (865)
                                                                                               ---------  ---------
Prepaid pension asset........................................................................  $     548  $     548
                                                                                               ---------  ---------
                                                                                               ---------  ---------

    The actuarial assumptions used to calculate the projected benefit obligation follow:

                                                                                                     DECEMBER 31,
                                                                                                 --------------------
                                                                                                   1994       1993
                                                                                                 ---------  ---------
Discount rate..................................................................................    8.00%      7.25%
Average rate of increase in future compensation levels.........................................    5.50       5.50

    Anticipated future benefit changes have been reflected in the above calculations.

    ALLOCATION OF PENSION COSTS. U S WEST's allocation policy is to offset the company-wide service cost, interest cost and amortizations by the return on plan assets. The remaining net pension cost of the plan is then allocated to the Communications Group based upon the ratio of actuarially determined service cost of the Communications Group to total service cost of plan participants. U S WEST

                         U S WEST COMMUNICATIONS GROUP

        FOR THE SIX MONTHS ENDED JUNE 30, 1995 AND 1994 (UNAUDITED) AND
              FOR THE YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992

                             (DOLLARS IN MILLIONS)

NOTE 10: EMPLOYEE BENEFITS (CONTINUED)
believes allocating net pension cost based upon service cost is reasonable since service cost is a primary factor in determining pension cost. Net pension cost allocated to the Communications Group was $0, $(71) and $(104), in 1994, 1993 and 1992, respectively. The service and interest cost for 1994 and the projected benefit obligation at December 31, 1994 attributed to the Communications Group was $172, $535 and $6,801, respectively.

POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

    The Communications Group and the Media Group participate in plans sponsored by U S WEST which provide certain health care and life insurance benefits to retired employees. Effective January 1, 1992, the Communications Group adopted SFAS No. 106 "Employers' Accounting for Postretirement Benefits Other Than Pensions," which mandates that employers reflect in their current expenses the cost of providing retirement medical and life insurance benefits to current and future retirees. Prior to 1992, the Communications Group recognized these costs on a cash basis. Adoption of SFAS No. 106 resulted in a one-time, non-cash charge against the Company's 1992 earnings of $1,741, net of a deferred income tax benefit of $1,038, ($1,695, net of a deferred income tax benefit of $1,011 for the Communications Group), for the prior service of active and retired employees. The effect on the Company's 1992 income from continuing operations of adopting SFAS No. 106 was approximately $47 ($42 for the Communications Group).

    In conjunction with the adoption of SFAS No. 106, for financial reporting purposes, the Company elected to immediately recognize the accumulated postretirement benefit obligation for current and future retirees, net of the fair value of plan assets. However, the Federal Communications Commission and certain state jurisdictions permit amortization of the transition obligation over the average remaining service period of active employees for regulatory accounting purposes.

    U S WEST uses the projected unit credit method for the determination of postretirement medical costs for financial reporting purposes. The composition of net postretirement benefit costs and actuarial assumptions underlying U S WEST's plans follow:

                                                                         YEAR ENDED DECEMBER 31,
                                                              ---------------------------------------------
                                                                      1994                    1993
                                                              ---------------------   ---------------------
                                                              MEDICAL   LIFE  TOTAL   MEDICAL   LIFE  TOTAL
                                                              -------   ----  -----   -------   ----  -----
Service cost -- benefits earned during the period...........   $ 62     $ 13  $  75    $ 60     $ 11  $  71
Interest on accumulated benefit obligation..................    221       39    260     235       36    271
Actual return on plan
 assets.....................................................      3        1      4     (73)     (52)  (125)
Net amortization and deferral...............................    (68)     (31)   (99)     27       22     49
                                                              -------   ----  -----   -------   ----  -----
Net postretirement benefit costs............................   $218     $ 22  $ 240    $249     $ 17  $ 266
                                                              -------   ----  -----   -------   ----  -----
                                                              -------   ----  -----   -------   ----  -----


                                                                      1992
                                                              ---------------------
                                                              MEDICAL   LIFE  TOTAL
                                                              -------   ----  -----
Service cost -- benefits earned during the period...........   $ 57     $ 10  $  67
Interest on accumulated benefit obligation..................    223       33    256
Actual return on plan
 assets.....................................................    (19)     (29)   (48)
Net amortization and deferral...............................     --       --     --
                                                              -------   ----  -----
Net postretirement benefit costs............................   $261     $ 14  $ 275
                                                              -------   ----  -----
                                                              -------   ----  -----

    The expected long-term rate of return on plan assets used in determining postretirement benefit costs was 8.50 percent for 1994 and 9.00 percent in 1993 and 1992.

                         U S WEST COMMUNICATIONS GROUP

        FOR THE SIX MONTHS ENDED JUNE 30, 1995 AND 1994 (UNAUDITED) AND
              FOR THE YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992

                             (DOLLARS IN MILLIONS)

NOTE 10: EMPLOYEE BENEFITS (CONTINUED)
    The funded status of the U S WEST plans follows:

                                                                                DECEMBER 31,
                                                      ----------------------------------------------------------------
                                                                   1994                             1993
                                                      -------------------------------  -------------------------------
                                                       MEDICAL     LIFE       TOTAL     MEDICAL     LIFE       TOTAL
                                                      ---------  ---------  ---------  ---------  ---------  ---------
Accumulated postretirement benefit obligation
   attributable to:
  Retirees..........................................  $   1,733  $     248  $   1,981  $   1,795  $     311  $   2,106
  Fully eligible plan participants..................        264         38        302        274         48        322
  Other active plan participants....................        940        135      1,075        983        170      1,153
                                                      ---------  ---------  ---------  ---------  ---------  ---------
Total accumulated postretirement benefit
  obligation........................................      2,937        421      3,358      3,052        529      3,581
Unrecognized net gain (loss)........................        243         90        333         65        (25)        40
Fair value of plan assets, primarily stocks, bonds
 and life insurance (1).............................       (894)      (374)    (1,268)      (613)      (388)    (1,001)
                                                      ---------  ---------  ---------  ---------  ---------  ---------
Accrued postretirement benefit obligation...........  $   2,286  $     137  $   2,423  $   2,504  $     116  $   2,620
                                                      ---------  ---------  ---------  ---------  ---------  ---------
                                                      ---------  ---------  ---------  ---------  ---------  ---------

------------------------
(1)  Medical plan assets include U S WEST common stock of $164 in 1994.

    The actuarial assumptions used to calculate the accumulated postretirement benefit obligation follow:

                                                                                           DECEMBER 31,
                                                                                     ------------------------
                                                                                        1994         1993
                                                                                     -----------  -----------
Discount rate......................................................................       8.00%        7.25%
Medical trend*.....................................................................       9.70        10.30

------------------------
* Medical cost trend rate gradually declines to an ultimate rate of 6 percent in 2006.

    A 1-percent increase in the assumed health care cost trend rates for each future year would have increased the aggregate of the service and interest cost components of U S WEST's 1994 net postretirement benefit costs by approximately $50 and increased the 1994 accumulated postretirement benefit obligation by approximately $450.

    Anticipated  future   benefit  changes   have   been  reflected   in   these
postretirement benefit calculations.

    PLAN ASSETS. Assets of the postretirement medical and life plans may be used to provide benefits to employees of both the Communications Group and the Media Group since plan assets are not legally restricted to providing benefits to either Group. In the event that either plan sponsored by U S WEST would be separated into two or more plans, there are no guidelines in Internal Revenue Code for allocating assets of the plan. U S WEST allocates the assets based on historical contributions for postretirement medical costs, and on the ratio of salaries for life plan participants. U S WEST currently has no intention to split the plans.

                         U S WEST COMMUNICATIONS GROUP

        FOR THE SIX MONTHS ENDED JUNE 30, 1995 AND 1994 (UNAUDITED) AND
              FOR THE YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992

                             (DOLLARS IN MILLIONS)

NOTE 10: EMPLOYEE BENEFITS (CONTINUED)
    POSTRETIREMENT MEDICAL COSTS. The service and interest components of net postretirement medical benefit costs are calculated for the Communications Group based upon the population characteristics of the Group. Since funding of postretirement medical costs is voluntary, return on assets is attributed to the Communications Group based upon historical funding. For U S WEST Communications, the annual amount funded will generally follow the amount of expense allowed in regulatory jurisdictions.

    Net postretirement medical benefit costs recognized by the Communications Group for 1994, 1993 and 1992 was $207, $238 and $251, respectively. The percentage of medical assets attributed to the Communications Group, based upon historical voluntary contributions, at December 31, 1994 and 1993 was 95 percent and 94 percent, respectively. The accumulated postretirement medical benefit obligation attributed to the Communications Group was $2,817 at December 31, 1994.

    ALLOCATION OF POSTRETIREMENT LIFE COSTS. Net postretirement life costs, and funding requirements, if any, are allocated to the Communications Group in the same manner as pensions. The Company will generally fund the amount allowed for tax purposes and no funding of postretirement life insurance occurred in 1994, 1993 and 1992. U S WEST believes its method of allocating postretirement life costs is reasonable.

    Net postretirement life benefit costs allocated to the Communications Group for 1994, 1993 and 1992 was $19, $14 and $12, respectively. The service and interest cost for 1994 and the accumulated postretirement life benefit obligation at December 31, 1994 attributed to the Communications Group was $11, $35, and $380, respectively.

OTHER POSTEMPLOYMENT BENEFITS

    The Communications Group adopted, effective January 1, 1992, SFAS No. 112, "Employers' Accounting for Postemployment Benefits." SFAS No. 112 requires that employers accrue for the estimated costs of benefits, such as workers' compensation and disability, provided to former or inactive employees who are not eligible for retirement. Adoption of SFAS No. 112 resulted in a one-time, non-cash charge against the Company's 1992 earnings of $53, net of a deferred income tax benefit of $32 ($50, net of a deferred income tax benefit of $30 for the Communications Group).

                         U S WEST COMMUNICATIONS GROUP

        FOR THE SIX MONTHS ENDED JUNE 30, 1995 AND 1994 (UNAUDITED) AND
              FOR THE YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992

                             (DOLLARS IN MILLIONS)

NOTE 11: INCOME TAXES
    The components of the provision for income taxes follow:

                                                                                              YEAR ENDED DECEMBER 31,
                                                                                          -------------------------------
                                                                                            1994       1993       1992
                                                                                          ---------  ---------  ---------
Federal:
  Current...............................................................................  $     368  $     350  $     342
  Deferred..............................................................................        233       (115)        48
  Investment tax credits -- net.........................................................        (47)       (56)       (63)
                                                                                          ---------  ---------  ---------
                                                                                                554        179        327
                                                                                          ---------  ---------  ---------
State and local:
  Current...............................................................................         58         48         47
  Deferred..............................................................................         41        (19)        14
                                                                                          ---------  ---------  ---------
                                                                                                 99         29         61
                                                                                          ---------  ---------  ---------
Provision for income taxes..............................................................  $     653  $     208  $     388
                                                                                          ---------  ---------  ---------
                                                                                          ---------  ---------  ---------

    Amounts paid for income taxes were $491, $297 and $414 in 1994, 1993 and 1992, respectively. The Communications Group had taxes payable to U S WEST of $33 and $98 at December 31, 1994 and 1993, respectively.

    The effective tax rate differs from the statutory tax rate as follows:

                                                                      YEAR ENDED
                                                                     DECEMBER 31,
                                                                   ----------------
                                                                   1994  1993  1992
                                                                   ----  ----  ----
                                                                     (IN PERCENT)
Federal statutory tax rate.......................................  35.0  35.0  34.0
Investment tax credit amortization...............................  (1.7) (3.5) (5.0)
State income taxes -- net of federal effect......................   3.6   3.5   3.0
Rate differential on reversing temporary differences.............   --   (2.6) (3.7)
Depreciation on capitalized overheads -- net.....................   --    1.6   2.5
Tax law change -- catch-up adjustment............................   --    3.7   --
Restructuring charge.............................................   --   (2.4)  --
Other............................................................  (0.7) (0.6) (1.4)
                                                                   ----  ----  ----
Effective tax rate...............................................  36.2  34.7  29.4
                                                                   ----  ----  ----
                                                                   ----  ----  ----

                         U S WEST COMMUNICATIONS GROUP

        FOR THE SIX MONTHS ENDED JUNE 30, 1995 AND 1994 (UNAUDITED) AND
              FOR THE YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992

                             (DOLLARS IN MILLIONS)

NOTE 11: INCOME TAXES (CONTINUED)
    The components of the net deferred tax liability follow:

                                                                                                   DECEMBER 31,
                                                                                               --------------------
                                                                                                 1994       1993
                                                                                               ---------  ---------
Property, plant and equipment................................................................  $   1,428  $   1,299
State deferred taxes -- net of federal effect................................................        221        181
Other........................................................................................         77         91
                                                                                               ---------  ---------
Deferred tax liabilities.....................................................................      1,726      1,571
                                                                                               ---------  ---------
Postemployment benefits, including pension...................................................        689        732
Restructuring and other......................................................................        287        406
Unamortized investment tax credit............................................................         79         94
State deferred taxes -- net of federal effect................................................        194        183
Other........................................................................................        231        184
                                                                                               ---------  ---------
Deferred tax assets..........................................................................      1,480      1,599
                                                                                               ---------  ---------
Net deferred tax liability (asset)...........................................................  $     246  $     (28)
                                                                                               ---------  ---------
                                                                                               ---------  ---------

    The current portion of the deferred tax asset was $300 and $308 at December 31, 1994 and 1993, respectively, resulting primarily from restructuring charges and compensation-related items.

    On August 10, 1993, federal legislation was enacted which increased the corporate tax rate from 34 percent to 35 percent retroactive to January 1, 1993. The cumulative effect on deferred taxes of the 1993 increase in income tax rates was $54.

NOTE 12: RESTRUCTURING CHARGES
    The Communications Group's 1993 results reflect a $880 restructuring charge (pretax) at U S WEST Communications. The restructuring charge includes only the specific, incremental and direct costs which can be estimated with reasonable accuracy and are clearly identifiable with the related Restructuring Plan. The Restructuring Plan is designed to provide faster, more responsive customer services, while reducing the costs of providing these services. As part of the Restructuring Plan, U S WEST Communications is developing new systems and enhanced system functionality that will enable it to monitor networks to reduce the risk of service interruptions, activate telephone service on demand, rapidly design and engineer new services for customers and centralize its service centers. U S WEST Communications is consolidating its 560 customer centers into 26 centers in ten cities and reducing its total work force by approximately 9,000 employees (including the remaining employee reductions associated with the restructuring plan announced in 1991). While the Company will separate 10,000 employees, approximately 1,000 employees that were originally expected to relocate have chosen separation or other job assignments and will be replaced. The $30 million cost associated with these additional employee separations was reclassified at June 30, 1995, from relocation to the reserve for employee separations.

                         U S WEST COMMUNICATIONS GROUP

        FOR THE SIX MONTHS ENDED JUNE 30, 1995 AND 1994 (UNAUDITED) AND
              FOR THE YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992

                             (DOLLARS IN MILLIONS)

NOTE 12: RESTRUCTURING CHARGES (CONTINUED)
    Following is a schedule of the costs included in the 1993 restructuring charge:

                                                           1993                      JUNE 30,
                                                       RESTRUCTURING    CHANGE IN      1995
                                                          CHARGE        ESTIMATE     ESTIMATE
                                                      ---------------  -----------  -----------
Employee separation.................................     $     225      $      30    $     255
Systems development.................................           360                         360
Real estate.........................................           130                         130
Relocation..........................................           105            (30)          75
Retraining and other................................            60                          60
                                                             -----          -----        -----
Total...............................................     $     880      $      --    $     880
                                                             -----          -----        -----
                                                             -----          -----        -----

    Employee separation costs include severance payments, health-care coverage and postemployment education benefits. System development costs include new systems and the application of enhanced system functionality to existing single purpose systems to provide integrated, end-to-end customer service. A substantial portion of the work-force reductions will be enabled by developing new systems and enhanced system functionality, which will simplify the current, labor-intensive interfaces between existing processes. Real estate costs include preparation costs for the new service centers. The relocation and retraining costs are related to moving employees to the new service centers and retraining employees on the methods and systems required in the new, restructured mode of operation.

    During 1994, 497 management and 1,683 occupational employees left U S WEST Communications under the Restructuring Plan. The following table shows amounts charged to the restructuring reserve:

                                                                                         AMOUNT
                                                                                       -----------
Employee separation (1)..............................................................   $      75
Systems development..................................................................         118
Real estate..........................................................................          50
Relocation...........................................................................          21
Retraining and other.................................................................           8
                                                                                            -----
1994 restructuring reserve activity..................................................   $     272
                                                                                            -----
                                                                                            -----

------------------------
(1)  Includes   $56  associated  with  work-force   reductions  under  the  1991
     restructuring plan.

    The Communications Group's 1991 restructuring plan included a pretax charge of $277 primarily due to planned work-force reductions. The portion of the 1991 restructuring charge related to work-force reductions at U S WEST Communications was $240, and covered approximately 6,000 employees. The balance of the unused reserve associated with work-force reductions at December 31, 1993, was $56. All expenditures and work-force reductions pursuant to the 1991 plan were completed by the end of 1994.

NOTE 13: CONTINGENCIES
    At U S WEST Communications there are pending regulatory actions in local regulatory jurisdictions that call for price decreases, refunds or both. In one such instance, the Utah Supreme Court has

                         U S WEST COMMUNICATIONS GROUP

        FOR THE SIX MONTHS ENDED JUNE 30, 1995 AND 1994 (UNAUDITED) AND
              FOR THE YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992

                             (DOLLARS IN MILLIONS)

NOTE 13: CONTINGENCIES (CONTINUED)
remanded a  Utah  Public  Service  Commission  ("PSC")  order  to  the  PSC  for reconsideration, thereby establishing two exceptions to the rule against retroactive ratemaking: 1) unforeseen and extraordinary events, and 2) misconduct. The PSC's initial order denied a refund request from interexchange carriers and other parties related to the Tax Reform Act of 1986. At the current time, this action is still in the discovery process. If a formal filing -- made in accordance with the remand from the Supreme Court -- alleges that the exceptions apply, the range of possible risk to U S WEST Communications is $0 to $140.

                                                                       ANNEX VII

                                  MEDIA GROUP

Description of Business............................................................      VII-2

Selected Financial Data............................................................     VII-15

Unaudited Pro Forma Combined Statement of Operations...............................     VII-20

Management's Discussion and Analysis of Financial Condition and Results of
 Operations........................................................................     VII-21

Index to Combined Financial Statements.............................................     VII-45

                                     VII-1

                                  MEDIA GROUP

                            DESCRIPTION OF BUSINESS

    The Media Group is comprised of (i) cable and telecommunications network businesses outside of the Communications Group Region and internationally, (ii) domestic and international wireless communications network businesses and (iii) domestic and international multimedia content and services businesses.

MEDIA GROUP STRATEGY

    The Media Group's strategy is to become a leading provider of CEIT services to business and residential customers over wired broadband and wireless networks in selected domestic and foreign markets. Implementation of this strategy focuses on two key components:

    - LOCAL NETWORKS. The Media Group plans to provide mass market business and residential customers with wired and wireless networks that are superior to those offered by competitors.

    - PACKAGING SERVICES. The Media Group plans to create nationally branded packages of services which enable customers to communicate, collaborate, access information and entertainment services, and buy and sell goods and services over networks owned by the Media Group, the Communications Group and unaffiliated service providers worldwide.

    The Media Group's cable and telecommunications, wireless communications and multimedia content and services businesses support this strategy.

    - CABLE AND TELECOMMUNICATIONS. The Media Group is building a domestic cable and telecommunications business outside of the Communications Group Region, which will give the Media Group a national footprint in wired broadband networks in the United States. The Media Group's domestic cable and telecommunications business includes the Atlanta Systems and the Company's interest in TWE, the second largest provider of cable television services in the United States. The Media Group is also establishing wired broadband network positions internationally, including the Company's
      interest   in  TeleWest,  the  largest  provider  of  combined  cable  and telecommunications services in the United Kingdom. See "-- Cable and Telecommunications." The Media Group may acquire or make investments in additional cable systems in the United States or internationally to become a leading provider of cable television, local telecommunications and multimedia services over wired broadband networks. See "-- Cable and Telecommunications."

    - WIRELESS COMMUNICATIONS. The Media Group is establishing a national footprint in wireless networks in the United States that will complement its domestic wired broadband networks. U S WEST and AirTouch have announced plans to combine their domestic cellular properties and create the third largest cellular company in the United States. In addition, U S WEST and AirTouch, in partnership with Bell Atlantic Corporation ("Bell Atlantic") and NYNEX Corporation ("NYNEX"), have formed a national wireless alliance, which successfully bid on 11 PCS licenses in March 1995, and have agreed to coordinate the operations of their PCS and cellular businesses. These actions will enable the Media Group and its partners to provide nationally branded wireless services across the United States. The Media Group also provides wireless communications services internationally, including through its Mercury One-2-One joint venture, the world's first PCS service, in the United Kingdom. See "-- Wireless Communications."

    - MULTIMEDIA CONTENT AND SERVICES. The Media Group, through its multimedia content and services businesses, develops and packages content and information services, including telephone directories, database marketing, and interactive services in domestic and international markets. The Media Group plans to create nationally branded packages of communications, entertainment, information and transaction services, to be marketed and distributed through the channels and over the wired and wireless networks of the Media Group, the Communications Group and unaffiliated service providers worldwide. The Media Group will acquire these

                                     VII-2
      services through a combination of sourcing and internal development, utilizing, among other assets, the skills and knowledge developed in the directory publishing business. See "-- Multimedia Content and Services."

    In addition, the Media Group believes there are significant opportunities to enhance its businesses by taking advantage of the following synergies among its businesses:

    - Transfer of skills and technology between domestic and international businesses, such as the application of New Vector's domestic wireless experience in developing Mercury One-2-One and other international wireless networks, or the application of the Media Group's domestic directory publishing experience in the United Kingdom, Brazil and Poland;

    - Realization of economies of scale (e.g. in programming or equipment acquisition across networks and geographic areas);

    - Use of the Media Group's cable and wireless footprint to provide "critical mass" for the development and launch of multimedia service packages;

    - Application of the database, marketing and buyer-seller expertise of the directory business to enhance the marketing efforts of the Media Group's domestic cable business; and

    - Application of the Media Group's wireless expertise to develop wireless service offerings utilizing domestic cable networks, including resale of wireless services of the Media Group and its partners.

    The Media Group also expects to be able to benefit from synergies with the Communications Group, including achieving economies of scale through joint purchasing of equipment, programming and services, and drawing upon the Communications Group's telecommunications expertise.

CABLE AND TELECOMMUNICATIONS

    DOMESTIC OPERATIONS

    The Media  Group's  domestic  cable and  telecommunications  operations  are conducted through U S WEST Multimedia Communications, Inc. ("U S WEST Multimedia") and consist of domestic cable properties and investments outside of the Communications Group Region, including U S WEST Multimedia's ownership of the Atlanta Systems and investment in TWE.

    ATLANTA SYSTEMS. In December 1994, the Company acquired the Atlanta Systems, which serve approximately 65 percent of the Atlanta, Georgia metropolitan area, including the City of Atlanta and most of Clayton, Cobb, DeKalb, Fulton and Gwinnett counties, for a purchase price of approximately $1.2 billion. The Atlanta metropolitan statistical area ("MSA") is the ninth largest MSA in the United States, with a population of over 3 million. As of June 30, 1995, the Atlanta Systems served approximately 509,000 subscribers. All of the Atlanta Systems are substantially built out and fully addressable with at least 54 channel capacity. The Atlanta Systems' subscribers base has been growing at rates faster than the national average for the past two years.

    U S WEST Multimedia has begun upgrading the Atlanta Systems to 750 megahertz capability, which will provide more reliability, better signal quality and additional capacity and enable U S WEST Multimedia to provide enhanced cable and telecommunications services to its customers. This upgrade is expected to be completed by 1998. In addition, U S WEST Multimedia plans to upgrade the Atlanta Systems to the "Full Service Network" capability being developed by U S WEST Multimedia and to provide a full range of interactive CEIT services as soon as regulatory and market conditions permit. See "-- Time Warner Cable." Because the Atlanta Systems serve contiguous areas, they are particularly well-suited for the offering of interactive CEIT services. U S WEST Multimedia also owns Access Telecommunications Interconnect, Inc. ("ATI"), a CAP in the Atlanta area. ATI provides

                                     VII-3
business customers with high capacity network services that connect to interexchange carrier facilities or other business locations. The Media Group plans to offer local exchange services to customers over the Atlanta Systems' network when regulation permits and the necessary upgrades to the network are completed. In March 1995, the Georgia legislature passed a bill which would permit U S WEST Multimedia to offer such local exchange services in the Atlanta area as early as July 1995.

    TIME WARNER CABLE. U S WEST Multimedia owns a 25.51 percent pro rata priority capital and residual equity interest in TWE, which it acquired in September 1993 for an aggregate purchase price of $2.55 billion. TWE's cable and telecommunications business, Time Warner Cable, manages cable systems located in 32 states which, as of June 30, 1995, served a total of 9.3 million subscribers. Time Warner Cable is the second-largest multiple system cable operator in the United States, owning or operating 22 of the top 100 cable systems, including Time Warner Cable of New York City, the largest cable system cluster in the country. TWE is also engaged in the filmed entertainment and programming businesses. For a description of such businesses, as well as certain provisions of the TWE partnership agreement, see "-- Time Warner Entertainment Company, L.P."

    TWE has announced plans to build a "Full Service Network" for its cable systems which, when completed, will utilize fiber optics, digital compression, digital switching and storage services to provide business and residential customers with a broad range of CEIT services as soon as regulatory and market conditions permit, including video-on-demand, interactive games, distance learning, full motion video, interactive shopping and alternative access and local telephone services. In December 1994, TWE introduced the Full Service Network in its suburban Orlando, Florida cable system. TWE expects to connect 4,000 customers to the Full Service Network by the end of 1995. In addition, TWE is currently upgrading its systems to 750 megahertz capability, which will provide more reliability, better signal quality and additional capacity and enable TWE to provide enhanced cable and telephone services to its customers. At the end of 1994, 15 percent of TWE's systems were upgraded to 750 megahertz capability. It is expected that 30 percent of TWE's existing systems will be so upgraded by the end of 1995 and that 85 percent of such systems will be so upgraded by the end of 1998.

    The business and affairs of the Full Service Network, which is comprised of 85 percent of the cable systems of TWE, are governed by a Management Committee (the "Management Committee"). The Management Committee is comprised of six voting members, three designated by U S WEST and three designated by Time Warner Inc. The Management Committee has full discretion and final authority with respect to the business and affairs of the Full Service Network, including all decisions with respect to the upgrading of TWE's cable systems to Full Service Network capability.

    Time Warner Communications, a division of Time Warner Cable, conducts TWE's wireline telecommunications operations. Time Warner Communications currently acts as a CAP in 12 markets and plans to expand into additional markets in the near future. As a CAP, Time Warner Communications provides business customers with high capacity network services that connect to interexchange carrier facilities or other business locations. In addition, Time Warner Communications plans to offer local exchange services over its networks. Time Warner
Communications began a limited initial trial of local exchange services in Rochester, New York in December 1994 and expects its local exchange services to be generally available over its Rochester network in the second half of 1995. The business and affairs of Time Warner Communications is subject to the full discretion and final authority of the Management Committee.

    Time Warner Telecommunications, a division of Time Warner Cable, plans to provide cellular service, paging and data services under the Time Warner brand in various markets by reselling cellular service purchased at wholesale rates from existing facilities-based cellular carriers and other future wireless carriers, including PCS carriers. In November 1994, the New York Public Service Commission approved Time Warner Telecommunications' tariff to provide resold cellular service in New York State. Following such approval, Time Warner Telecommunications formally commenced the provision of residential and business cellular service in Rochester, New York.

                                     VII-4

    In April 1995, TWE formed a cable television partnership (the "TWE --A/N Partnership") with subsidiaries of Advance Publications, Inc. and Newhouse Broadcasting Corporation ("Advance/Newhouse") to which Advance/Newhouse and TWE contributed cable television systems serving approximately 4.5 million subscribers (or interests therein) and related assets. TWE owns a two-thirds equity interest in the partnership and is the managing partner. Advance/Newhouse owns a one-third equity interest in the partnership. The partnership will enlarge existing cable clusters already owned by TWE and Advance/Newhouse in North Carolina, Florida and New York.

    THE AFFINITY GROUP. The Media Group, through its ownership of and investments in cable television businesses, is assembling a national footprint for the distribution of interactive CEIT services. Together with Time Warner Inc., U S WEST Multimedia has established an affinity group (the "Affinity Group") consisting of the cable systems owned by U S WEST Multimedia, TWE and Time Warner Inc. The Affinity Group will create and promote a national syndicate offering packages of integrated CEIT services under a common market strategy using a national branding system. The formation of the TWE -- A/N Partnership and the acquisition by Time Warner Inc. of KBLCOM Incorporated and Summit Communications Group, Inc. has increased the customer base of the Affinity Group by approximately 2.4 million subscribers. See "-- Time Warner Cable." In addition, the customer base of the Affinity Group will soon be expanded by the planned acquisition by Time Warner Inc. of Cablevision Industries Corporation, which has approximately 1.3 million subscribers. Following such acquisitions, the Affinity Group will serve more than 12 million customers and include the three top MSAs in the country in terms of degree of clustering -- Atlanta, New York and Houston. The Communications Group may also participate in the Affinity Group upon the upgrade of its networks. The following chart sets forth pertinent data concerning the cable systems of the Affinity Group:

                                                                 TIME WARNER CABLE/       U S WEST
                                                                TIME WARNER INC. (1)     MULTIMEDIA       TOTAL
                                                                ---------------------  ---------------  ---------
Homes passed (millions).......................................             18.1                  .8          18.9
Basic subscribers (millions)..................................             11.5                  .5          12.0
Number of Top 50 MSAs.........................................               30                   1            31
Number of markets serving at least 100,000 households.........               33                   1            34

------------------------
(1)  After completion of acquisition of Cablevision Industries Corporation.

    U S WEST Multimedia, TWE and Time Warner Inc. intend to upgrade their cable systems to Full Service Network capability to offer integrated packages of CEIT services to customers as soon as regulatory and market conditions permit. See "-- Time Warner Cable." The Media Group may enlarge its national footprint by acquiring or making investments in additional cable systems in the United States outside of the Communications Group Region.

    INTERNATIONAL OPERATIONS

    The Media Group's international cable and telecommunications operations are conducted through U S WEST International Holdings, Inc. ("U S WEST
International") and include investments in cable and telecommunications that focus on serving mass market business and residential customers in key geographic markets. To decrease investment risk and gain access to technical skills and capabilities, U S WEST International's strategy has been to make these investments with other major cable television companies, including Time Warner Inc. and Tele-Communications, Inc. In certain circumstances, foreign laws require the participation of local partners in these ventures.

    TELEWEST COMMUNICATIONS PLC. U S WEST International, through subsidiaries, owns a 37.8 percent interest in TeleWest, a leading provider of cable television and residential and business telecommunications services in the United Kingdom. An affiliate of Tele-Communications, Inc. ("TCI International"), through subsidiaries, also owns a 37.8 percent interest in TeleWest, with the remaining interests held by the public. TeleWest owns all or part of 23 franchises that include approximately

                                     VII-5

3.6 million homes and approximately 235,000 businesses. TeleWest provides cable television and cable telecommunications services over a high capacity network which has been designed to provide a wide range of interactive and integrated CEIT services as they become available in the future. These services may include video games, video-on-demand and on-line interactive information services. Construction of high capacity networks for TeleWest's franchises is expected to be completed by the end of 2000. Through TeleWest, the Company has gained experience in packaging video and telephony service that it utilizes in other parts of the world. Each of U S WEST International and TCI International have two representatives on TeleWest's board of directors. In addition, an employee of U S WEST is the Chief Executive Officer of TeleWest and an employee of Tele-Communications, Inc. is the Chief Operating Officer of TeleWest.

    U S WEST International and TCI International have entered into certain agreements with respect to the voting and disposition of their interests in TeleWest. Pursuant to such agreements, on any matter requiring a vote of TeleWest's shareholders, U S WEST International and TCI International will vote their interests in the same manner. In addition, on any matter requiring a vote of TeleWest's board of directors, U S WEST International and TCI International will cause each of their board representatives to vote in the same manner.

    In August 1995, TeleWest entered into a definitive agreement to acquire CableComms in exchange for shares of TeleWest. CableComms owns eight franchises that include approximately 1.3 million homes. CableComms is owned jointly by subsidiaries of SBC Communications, Inc. ("SBC") and Cox Communications, Inc. ("Cox"). Following the consummation of the acquisition, each of U S WEST International and TCI International will indirectly own approximately 26.7% of the combined company and each of SBC and Cox will indirectly own approximately 14.65% of the combined company. U S WEST International's existing arrangements with TCI International with respect to the voting and disposition of their respective interests in TeleWest will continue following consummation of the acquisition. It is expected that the acquisition will be consummated in September 1995, subject to the satisfaction of certain conditions.

    JAPANESE INVESTMENTS. The Media Group holds a 12.75 percent interest in Time Warner Entertainment Japan Inc. ("TWE Japan"), which U S WEST acquired in connection with its investment in TWE. TWE Japan conducts TWE's business in Japan, including home video distribution, theatrical film and television distribution and merchandising. In early 1995, Time Warner Inc., TWE Japan, U S WEST, Itochu Corporation and Toshiba Corporation agreed jointly to establish TITUS Communications Corp. ("TITUS"), a multiple system operator that will start new cable operations in one or more selected locations throughout Japan, each of which covers 150,000-200,000 households. The agreement also contemplates that TITUS eventually will provide telephone services as well as video services in its operating areas.

    OTHER  INTERNATIONAL  INVESTMENTS.    U  S  WEST  International  also  holds
interests in cable television systems in Norway, Hungary, Sweden and France.

WIRELESS COMMUNICATIONS

    DOMESTIC OPERATIONS

    The Media Group provides domestic wireless communications products and services, including cellular and PCS services, to customers over wireless networks.

    CELLULAR. NewVector provides cellular services to customers over wireless networks in 25 metropolitan service areas and 25 rural service areas located primarily in the Communications Group Region. NewVector's cellular services provide customers with high-quality and readily available two-way communications services that interconnect with local and long distance telephone networks. As of June 30, 1995, NewVector had approximately 1,165,000 cellular customers, a 58 percent increase from June 30, 1994. In 1994, NewVector introduced several new products and service enhancements in order to service the changing needs of its customers. One such service, AccessLine, gives customers the ability to consolidate their home phone, office phone, cellular, fax and pager numbers into one

                                     VII-6
personal number that "follows" them wherever they want. Another service offers customers automatic call delivery in more than 2,200 cities nationwide through NewVector's cellular network and an alliance with MobiLink.

    On July 25, 1994, AirTouch and the Company announced a definitive agreement to combine their domestic cellular operations. This joint venture will have a presence in 9 of the top 20 cellular markets in the country and will form the third largest cellular company in the United States, with more than 54 million POPs. The transaction is expected to close in the third quarter of 1995 upon obtaining certain federal and state regulatory approvals. By combining their domestic cellular operations, NewVector and AirTouch will create opportunities for new cost efficiencies in equipment purchasing, information systems, distribution, marketing and advertising.

    Upon closing, each company's cellular operations will continue to operate as separately owned entities, but will report to a wireless management company, WMC Partners, L.P. ("WMC Partners"), which will oversee both companies' domestic cellular operations and provide management and support services on a contract basis. WMC Partners will be managed by a partnership committee comprised of the president and chief operating officer of AirTouch, three other AirTouch representatives, three U S WEST representatives and one mutually agreed upon independent representative. AirTouch's initial equity ownership of WMC Partners will be approximately 70 percent and the Media Group's will be approximately 30 percent. Each company's domestic cellular operations will be contributed to WMC Partners upon the earlier of July 25, 1998, the lifting of certain MFJ restrictions, or at AirTouch's option. The agreement gives the Media Group strategic flexibility, including the right following such contribution to exchange its interest in WMC Partners at an appraised private market value for up to 19.9 percent of AirTouch common stock, with any excess amounts to be received in the form of AirTouch non-voting preferred stock. AirTouch and U S WEST also formed a second partnership to bid on PCS licenses (the "AirTouch -- U S WEST PCS Partnership").

    WMC Partners' limited partnership agreement contains certain non-competition restrictions (the "Outside Activities Restrictions") which prohibit each of the Company and AirTouch from competing with WMC Partners in the provision of wireless communications services, subject to certain agreed upon exceptions and limited passive investments. The Outside Activities Restrictions will not prohibit the Communications Group from bidding on 10 megahertz PCS licenses in the Communications Group Region being auctioned by the FCC or from building a wireless network in the Communications Group Region using such spectra and the Communications Group's wireline network in order to offer wireless services to the Communications Group's customers. See "Annex VI -- Communications Group -- Description of Business -- U S WEST Communications -- Development of Wireless Capability."

    PERSONAL COMMUNICATIONS SERVICES. PCS services are anticipated to provide a wide range of wireless communications services through a network of small, low-powered transceivers placed throughout a neighborhood, business complex, community or metropolitan area to provide customers with mobile voice and data communications. It is anticipated that PCS subscribers will have dedicated personal telephone numbers and will communicate using digital handsets that can be carried in a pocket or purse.

    In October 1994, AirTouch and U S WEST agreed to form a strategic wireless alliance with Bell Atlantic and NYNEX. As part of this alliance, the AirTouch-U S WEST PCS Partnership and a partnership formed between Bell Atlantic and NYNEX formed PCS PrimeCo, for the purpose of bidding on PCS licenses being auctioned by the FCC. The objective of PCS PrimeCo is to build and operate PCS networks where its partners do not operate cellular networks, thus enabling them to establish a national wireless alliance. In the FCC auction, which concluded in March 1995, PCS PrimeCo was awarded PCS licenses in 11 markets covering 57 million POPs, including licenses in Chicago, Dallas, Tampa, Houston, Miami and New Orleans. PCS PrimeCo will be governed by an executive committee made up of three Bell Atlantic-NYNEX representatives and three AirTouch-U S WEST representatives.

                                     VII-7

    In October 1994, in connection with the formation of PCS PrimeCo, WMC Partners and a joint venture formed between Bell Atlantic and NYNEX formed TOMCOM, a partnership that will coordinate the operation of each partner's wireless operations. Such coordination will minimize costs and maximize efficiencies through national branding and retail distribution, the coordination of technical standards, including product features and systems interoperability, and the linking of business operations, including network and information systems and transaction processing. Together, the partners of TOMCOM own cellular licenses in 15 of the top 20 MSAs in the United States, serve more than five million cellular customers and reach more than 100 million POPs. The cellular properties of Bell Atlantic and NYNEX will not be merged with those of AirTouch and NewVector. TOMCOM will be governed by a board made up of three Bell Atlantic-NYNEX representatives, three AirTouch-U S WEST representatives and one independent member.

    The following map illustrates the geographic scope of the strategic wireless alliance of U S WEST, AirTouch, Bell Atlantic and NYNEX.

Map of the United States, depicting the states in which AirTouch, U S WEST, Bell Atlantic and NYNEX hold cellular licenses and the metropolitan trading areas in which PCS Primeco holds PCS licenses.

                                     [MAP]

    INTERNATIONAL OPERATIONS

    U S WEST International owns wireless communications systems or investments in eight countries, including the United Kingdom, Malaysia, Russia, Hungary, the Czech Republic, Slovakia, Japan and Bulgaria.

    MERCURY ONE-2-ONE. U S WEST International, through subsidiaries, owns 50 percent of Mercury One-2-One, a 50-50 joint venture between subsidiaries of U S WEST International and Cable & Wireless plc. Mercury One-2-One operates a PCS system in the United Kingdom. Mercury One-2-One's PCS is a digital cellular communications service designed to offer consumers higher quality service, increased privacy and more features at lower prices than existing cellular communications systems. To meet growing customer demand, Mercury One-2-One has expanded its coverage to reach 30 percent of the United Kingdom's population.

    OTHER INTERNATIONAL INVESTMENTS. U S WEST International's wireless investments also include 20 percent of a partnership in Malaysia formed to provide a range of wired, wireless and satellite communications and entertainment services. The partnership holds four licenses that will enable it to become a fully integrated "second-network" operator in Malaysia. U S WEST International owns 49 percent of Westel, a cellular operator in Hungary. U S WEST International also holds a 24.5 percent interest in Eurotel, a cellular operator in the Czech Republic and Slovakia. In addition, U S WEST International holds a 66.5 percent interest in the Russian Telecommunications Development Corp., a corporation formed in 1993 to manage, develop and fund telecommunications projects in Russia.

                                     VII-8

MULTIMEDIA CONTENT AND SERVICES

    DOMESTIC OPERATIONS

    The Media Group, through Marketing Resources, provides directory publishing as well as database marketing and interactive services. Marketing Resources publishes, prints and sells advertising in approximately 300 White and Yellow Pages directories in the Communications Group Region. Marketing Resources' growth strategy is to increase its advertiser base through expanded marketing efforts, the expansion of core products, such as new targeted directories for specific neighborhoods or industries and new directory features, and the development and packaging of new information products, such as local audiotext services. Marketing Resources' directory publishing business had revenue growth of approximately 6.5 percent in 1994.

    Marketing Resources also provides database marketing services that enable businesses to segment and target customers and is developing the capability to provide one-to-one marketing over interactive networks. In the future, Marketing Resources plans to develop, package, market and distribute integrated, interactive CEIT services over networks operated by the Media Group and others, including the networks of the Communications Group in the Communications Group Region.

    INTERNATIONAL OPERATIONS

    U S WEST International owns 100 percent of Thomson Directories, which it acquired in 1994. Thomson Directories annually publishes 155 directories in the United Kingdom, reaching 46 million people, or 80 percent of all households, in the United Kingdom. U S WEST International owns a 50 percent interest in Listel, Brazil's largest telephone directory publisher, which it acquired in 1994 from the Abril Group. U S WEST International also owns 100 percent of Polska, which publishes 17 directories in Poland with a combined circulation of approximately
1.7 million.

    In June 1995, a subsidiary of U S WEST International purchased a 9.01% interest in Flextech plc ("Flextech"), one of the United Kingdom's largest providers of cable and satellite programming, in exchange for redeemable preference shares in Thomson Directories. U S WEST International has the right to appoint one representative to Flextech's board of directors.

TIME WARNER ENTERTAINMENT COMPANY, L.P.

    U S WEST Multimedia owns a 25.51 percent pro rata priority capital and residual equity interest in TWE, while affiliates of Time Warner Inc. (the "TWE General Partners") own a 63.27 percent pro rata priority capital and residual equity interest in TWE and affiliates of Itochu Corporation and Toshiba Corporation each own a 5.61 percent pro rata priority capital and residual equity interest in TWE. The TWE General Partners also own priority capital interests senior and junior to the pro rata priority capital interests. For a further discussion of the capital structure of TWE, see "Media Group -- Notes to Combined Financial Statements -- Note 5: Investment in Time Warner Entertainment."

    TWE's businesses consist of substantially all of the cable, filmed entertainment and programming operations previously owned and operated by Time Warner Inc. Subject to the powers of the Management Committee with respect to TWE's cable business, and except for approvals required for certain significant actions, the business and affairs of TWE are controlled by the TWE General Partners. For a description of the cable operations of TWE, see "-- Cable and Telecommunications -- Domestic Operations -- Time Warner Cable."

    TWE's filmed entertainment business consists of the production, financing and distribution of feature motion pictures (including through Warner Bros.), television series, made-for-television movies, miniseries for television, first-run syndication programming and animated programming for theatrical and television exhibition, and the distribution of prerecorded videocassettes and videodiscs. The filmed entertainment business is also engaged in product licensing and the ownership and operation of retail stores, movie theaters and theme parks, including Warner Bros. Studio Stores and

                                     VII-9

Six Flags theme parks ("Six Flags"). In June 1995, TWE sold 51 percent of Six Flags. In addition, the filmed entertainment business owns and operates The WB, a national broadcast television network which it launched in January 1995.

    TWE's programming business is principally conducted by TWE's Home Box Office division ("Home Box Office"). The principal businesses of Home Box Office are the programming and marketing of two pay television programming services, HBO and Cinemax. HBO's programming includes commercial-free, uncut feature motion pictures, sporting events, special entertainment events (such as concerts, comedy shows and documentaries) and motion pictures produced by or for HBO. Cinemax offers a broad range of motion pictures, including classic, family, action-adventure, foreign and recently released films. At December 31, 1994, HBO had approximately 19.2 million subscribers and Cinemax had approximately 7.8 million subscribers.

    U S WEST Multimedia has an option to increase its equity interests in TWE from 25.51 percent to 31.84 percent. The option is exercisable, in whole or in part, between January 1, 1999 and May 31, 2005 upon the attainment of certain earnings thresholds for an aggregate cash exercise price of $1.25 billion to $1.8 billion, depending on the year of exercise. Either U S WEST or TWE may elect that the exercise price for the option be paid with partnership interests rather than cash.

    TWE's limited partnership agreement contains certain non-competition restrictions (the "Non-Competition Restrictions"), which prohibit each of the TWE partners, including the Company, from competing with TWE in the three principal lines of business of TWE -- cable, filmed entertainment and programming -- as such businesses may evolve, subject to certain agreed upon exceptions and limited passive investments. The Non-Competition Restrictions will not prohibit (i) the Company from conducting cable and certain related regional programming businesses in the Communications Group Region, (ii) the Company from engaging in the cable business in an area in which TWE is not then engaging in the cable business, subject to TWE's right of first refusal with respect to such cable business, or (iii) the Company from engaging in the telephone or information services businesses (other than programming). The ability of the Media Group to acquire additional cable systems may be limited by the Non-Competition Restrictions.

    In early 1995, Time Warner Inc. announced its intention to restructure TWE and establish a separate, self-financing enterprise to hold TWE's cable and telecommunications properties, as well as portions of the assets of Cablevision Industries Corporation, KBLCOM Incorporated and Summit Communications Group, Inc. Any change in the structure of TWE would require the approval of U S WEST Multimedia and the other TWE partners, as well as the approval of certain creditors and regulatory authorities.

CAPITAL ASSETS SEGMENT

    In June 1993, in connection with its decision to concentrate its resources and efforts on developing its telecommunications and multimedia businesses, the Company determined to dispose of the businesses comprising its capital assets segment. In 1993 and 1994, the Company made significant progress in disposing of these businesses. See "-- Media Group -- Management's Discussion and Analysis of Financial Condition and Results of Operations -- Disposition of the Capital Assets Segment."

    The remaining assets of the capital assets segment, which will be attributed to the Media Group, include a 60.9 percent total interest, and 49.8 percent voting interest, in FSA, which provides financial guarantee insurance policies for corporate and municipal clients, U S WEST Real Estate, Inc., which holds a portfolio of real estate assets, valued at approximately $569 million, net of reserves, at June 30, 1995, and U S WEST Financial Services, Inc., which holds investments in long-term leases related primarily to aircraft and power plants, which the Company intends to allow to expire at the end of their terms.

                                     VII-10

REGULATION

    The businesses of the Media Group are subject to varying degrees of regulation by federal, state and local governmental authorities. In addition, the Media Group, as an affiliate of U S WEST Communications, is subject to the restrictions of the MFJ. See "Annex VI -- Communications Group -- Description of Business -- Regulation -- The MFJ Restrictions."

    DOMESTIC CABLE. The Cable television industry is regulated by the federal government, some state governments and most local governments. The following discussion summarizes certain federal, state and local laws and regulations affecting cable television.

    Under the Cable Television Consumer Protection and Competition Act of 1992 (the "1992 Cable Act"), the FCC has implemented regulations covering, among other things, cable rates, composition of certain service offerings, consumer protection and customer service standards, leased access, and public, educational and governmental channels, programmer access to cable systems, programming agreements, technical standards, consumer electronics equipment compatibility, ownership of home wiring, program exclusivity, and various aspects of direct broadcast satellite system ownership and operation. The implementation of the 1992 Cable Act continues to create uncertainty in the cable television industry as the FCC issues additional orders impacting operations and cash flow.

    Several cable operators and programmers have filed federal lawsuits seeking to overturn certain major provisions of the 1992 Cable Act and the FCC's rules thereunder. The primary grounds for the actions have been that such provisions violate the First Amendment. The FCC rate regulations, in particular, have been challenged as contrary to the Act itself, arbitrary and capricious, and unconstitutional. The lawsuits are in various stages of the legal process.

    Legislation that would make significant changes to current federal cable regulation is being considered in Congress during 1995. Among the proposed revisions currently contained in the telecommunications bills recently passed by the Senate and House of Representatives are provisions that would reduce rate regulation of cable programming services. While such a provision would have a favorable impact on cable industry revenue, the Senate and House bills still need to go through the conference reconciliation process and a veto by President Clinton has been threatened. Consequently, the Media Group cannot predict whether any such provision will be enacted into law.

    Cable television systems are also subject to local regulation, typically imposed through the franchising process. Local officials may be involved in the initial franchise selection, system design and construction, safety, rate regulation, customer service standards, billing practices, community-related programming and services, franchise renewal and imposition of franchise fees.

    The foregoing does not purport to describe all present and proposed federal, state and local regulations and legislation relating to the cable television industry. Other existing federal regulations, copyright licensing and, in many jurisdictions, state and local franchise requirements, currently are the subject of a variety of judicial proceedings, legislative hearings and administrative and legislative proposals which could change, in varying degrees, the manner in which cable television systems operate. Neither the outcome of these proceedings nor their impact upon the cable television industry can be predicted at this time.

    DOMESTIC TELECOMMUNICATIONS. The ability of U S WEST Multimedia to offer local exchange services requires the removal of state and local barriers which prevent cable operators and others from providing local exchange service in competition with local exchange carriers ("LECs"). Some states permit competition with the LECs in the offering of local exchange services. For example, Time Warner Communications has been certified to provide local exchange services throughout New York State and the Georgia legislature has passed legislation permitting U S WEST Multimedia to offer local exchange service in the Atlanta area. Any provision of interstate access services by U S WEST Multimedia outside of the Communications Group Region, whether as a CAP or a local exchange carrier, requires the filing of interstate access tariffs with the FCC. Legislation is pending in Congress which would open local exchange service to competition and preempt states from imposing barriers which prevent such competition. There is, however, uncertainty as to the outcome of such legislation.

    DOMESTIC  WIRELESS COMMUNICATIONS.   The Media  Group's wireless operations,
including its cellular and PCS businesses, are subject to regulation by federal and some state and local authorities. The

                                     VII-11
construction and transfer of cellular systems in the United States are regulated by the FCC pursuant to the Communications Act of 1934. The FCC has promulgated guidelines for construction and operation of cellular systems and licensing and technical standards for the provision of cellular telephone service. Pursuant to Congress' 1993 Omnibus Budget Reconciliation Act, the FCC adopted rules preempting state and local governments from regulating wireless entry and most rates. State and local governments are, however, still permitted to regulate other terms and conditions of wireless services. For example, the siting and construction of cellular transmitter towers, antennas and equipment shelters are still subject to state or local zoning, land use and other local regulation, which may include zoning and building permit approvals or other state or local certification.

    INTERNATIONAL. The Media Group is subject to various regulations in the foreign countries in which it has operations. In the United Kingdom, the licensing, construction, operation, sale and acquisition of cable and wireline and wireless communications systems are regulated by various governmental entities, including the Department of Trade and Industry and the Department of National Heritage.

COMPETITION

    CABLE. U S WEST Multimedia's cable television systems generally compete for viewer attention with programming from a variety of sources, including the direct reception of broadcast television signals by the viewer's own antenna, subscription and low power television stations, multichannel multipoint distribution systems ("MMDS" or "wireless cable"), satellite master antenna ("SMATV") service, direct broadcast satellite ("DBS") services, telephone companies, including other RBOCs, and other cable companies within an operating area. The extent of such competition in any franchise area is dependent, in part, upon the quality, variety and price of the programming provided by these technologies. Many of these competitive technologies are generally not subject to the same local government regulation that affects cable television. Cable television systems are also in competition for both viewers and advertising in varying degrees with other communications and entertainment media, and such competition may increase with the development and growth of new technologies. TeleWest's cable television services compete with broadcast television stations, DBS services, SMATV systems and certain narrowband operators in the United Kingdom.

    TELECOMMUNICATIONS. U S WEST Multimedia will be offering telecommunications services in competition with the dominant LECs, CAPs and other potential providers of telephone services in local domestic markets, including interexchange carriers such as AT&T, MCI Communications and Sprint Corp. The degree of competition will be dependent upon state and federal regulations concerning entry, interconnection requirements, and the degree of unbundling of the LECs' networks. Competition will be based upon price, service quality and breadth of services offered. TeleWest's telecommunications services compete with domestic telephone companies in the United Kingdom, such as British Telecommunications plc.

    WIRELESS COMMUNICATIONS. As discussed above under "-- Regulation," NewVector's wireless business is subject to FCC regulation and licensing requirements. To assure competition, the FCC has awarded two competitive cellular licenses in each market. Many competing cellular providers are substantial businesses with experience in broadcasting, telecommunications, cable television and radio common carrier services. In many markets, competing cellular service is provided by businesses owned or controlled by an LEC, AT&T or other major telephone companies. Competition is based upon the price of cellular service, the quality of the service and the size of the geographic area served. The development of PCS services will create multiple new competitors for NewVector's wireless businesses. Competition for the provision of wireless services is also provided by providers of enhanced specialized mobile radio services. In the United Kingdom, Mercury One-2-One's operations compete with two established cellular providers and one PCS provider. In addition, Mercury One-2-One competes in the consumer market with telephone companies such as British Telecommunications plc.

    MULTIMEDIA CONTENT AND SERVICES. Marketing Resources's directory publishing businesses continue to face significant competition from local and national publishers of directories, as well as other advertising media such as newspapers, magazines, broadcast media, direct mail and operator assisted services. Directory listings are now offered in electronic data bases through telephone company and

                                     VII-12
third party networks. As such offerings expand and are enhanced through interactivity and other features, the Company will experience heightened competition in its directory publishing businesses. Marketing Resources will continue to expand its core products and develop and package new information products to meet its customers' needs. Marketing Resources' database marketing services also continue to face competition from direct mail list providers, co-op direct mail programs and coupon programs. Marketing Resources will also face emerging competition in the provision of interactive services from cable and entertainment companies, on-line services, advertising agencies specializing in interactive advertising and many small companies who are information providers. Many of these potential competitors may also be joint venture partners, suppliers or distributors.

    The actions of public policy makers play an important role in determining how increased competition affects the Media Group. The Media Group is working with regulators and legislators to help ensure that public policies are fair and in the best interests of customers.

RESEARCH AND DEVELOPMENT

    Advanced Technologies, a business of the Communications Group, will provide certain research and development services to the Media Group on a fee-for-service, arm's-length basis. See "Annex VI -- Communications Group -- Description of Business -- Research and Development." In addition, unaffiliated third parties will provide research and development services to the Media Group.

MANAGEMENT

    The following executives of the Company will have primary operating responsibility for the Media Group:

    CHARLES M. LILLIS, Executive Vice President of U S WEST and President and Chief Executive Officer of U S WEST Diversified Group. Upon implementation of the Recapitalization Proposal, Mr. Lillis will become President and Chief Executive Officer of the Media Group. Mr. Lillis joined the Company in 1985 as Vice President of Strategic Marketing and was named Executive Vice President and chief planning officer in 1987.

    A. GARY AMES, President and Chief Executive Officer of U S WEST International Business Development Group. Based in London, Mr. Ames is responsible for the Media Group's international operations. Mr. Ames previously served as President and Chief Executive Officer of U S WEST Communications. Mr. Ames has been affiliated with U S WEST and its predecessor companies for 28 years, serving in various operational and management positions.

    STEVEN BOYD, President and Chief Executive Officer of Marketing Resources. Prior to assuming his present position, Mr. Boyd was Vice President and Chief Financial Officer of Marketing Resources. Mr. Boyd has been affiliated with the Company since 1989, serving in various marketing and strategic planning positions.

    DOUGLAS HOLMES, Upon implementation of the Recapitalization Proposal, Mr. Holmes will become Vice President and Chief Financial Officer of the Media Group. Mr. Holmes began his career at the Company in 1990 as Director -- Corporate Strategy and became Executive Director of Investor Relations in January 1994. Before joining the Company, Mr. Holmes was a senior associate at the consulting firm of Booz, Allen and Hamilton.

    THOMAS E. PARDUN, President and Chief Executive Officer of U S WEST Multimedia. Mr. Pardun is responsible for the Media Group's domestic cable and telephone operations, including the Atlanta Systems and the Company's investment in TWE. Prior to assuming his present position, Mr. Pardun served in other positions at the Company, including as Vice President and General Manager of Business and Government Services for U S WEST.

    JANICE C. PETERS, Chief Executive Officer -- NewVector since 1995. Upon implementation of the Recapitalization Proposal, Ms. Peters will become President of Wireless Operations and Investments for the Media Group. Ms. Peters previously served as NewVector's Chief Operating Officer. Ms. Peters has been affiliated with U S WEST and its predecessor companies for more than 20 years, serving in various strategic marketing, network operations and planning positions.

                                     VII-13

EMPLOYEES

    At June 30, 1995, the businesses of the Media Group had 10,279 employees, of which 22 percent were represented by unions. The Media Group believes that its relations with the unions in which its employees are members are good. An existing contract with the Communications Workers of America representing approximately 1,700 employees will expire on October 14, 1995. Negotiations for the renewal of such contracts are expected to begin shortly.

LITIGATION

    The Media Group is currently subject to claims and proceedings that have arisen in the ordinary course of business. While complete assurance cannot be given as to the outcome of any contingent liabilities, in the opinion of the Media Group, any financial impact to which the Media Group is subject is not expected to be material in amount to its financial position or results of operations. In addition, the businesses in which the Media Group holds an investment, including TWE, are also subject to claims and proceedings which may be material to such businesses.

                                     VII-14

                                  MEDIA GROUP
                            SELECTED FINANCIAL DATA

COMBINED AND PROPORTIONATE FINANCIAL RESULTS

    The Media Group uses consolidation and proportionate principles of accounting to present certain financial information. Consolidation accounting principles are used to prepare the Combined Financial Statements. See Note 1 to the Media Group Combined Financial Statements for a complete description of the accounting principles used to prepare the Combined Financial Statements. Proportionate financial information is not required by GAAP or intended to replace the Combined Financial Statements prepared in accordance with GAAP. Under GAAP, the Media Group combines the entities in which it has a controlling interest, and uses the equity method to account for entities when the Media Group does not have a controlling interest. In contrast, proportionate accounting reflects the Media Group's relative ownership interests in operating revenues and expenses for both its consolidated and equity method entities.

    Because significant assets of the Media Group are not consolidated, and because of the substantial effect of certain joint ventures on the year-to-year comparability of the Media Group's combined financial results, the Media Group believes that proportionate financial and operating data facilitate the understanding and assessment of its Combined Financial Statements. For example, international cable and telecommunications proportionate results present the Media Group's percentage ownership of all the Media Group's international cable and telecommunications operations, including the Media Group's investment in TeleWest Communications. In addition, the Media Group's share of all its significant worldwide operations are included in the proportionate financial information that follows. Excluded are certain international and domestic investments for which the Media Group does not receive timely detailed financial statements and which are, collectively, not material.

                                     VII-15

SELECTED COMBINED FINANCIAL DATA

    The following table sets forth Selected Combined Financial Data of the Media Group and should be read in conjunction with the Media Group Management's Discussion and Analysis of Financial Condition and Results of Operations, and Combined Financial Statements. See "-- Media Group -- Management's Discussion and Analysis of Financial Condition and Results of Operations" and "-- Combined Financial Statements." The selected combined Financial Data at December 31, 1994 and 1993, and for each of the three years in the period ended December 31, 1994, have been derived from the Media Group Combined Financial Statements, which have been audited by Coopers & Lybrand L.L.P., independent certified public accountants. See "Experts." At December 31, 1992, 1991 and 1990, and June 30, 1995 and 1994, and for the years ended December 31, 1991 and 1990, and for the six months ended June 30, 1995 and 1994, the Selected Combined Financial Data has been derived from unaudited Media Group Combined Financial Statements. The unaudited Combined Financial Statements have been prepared on the same basis as the audited Combined Financial Statements and, in the opinion of management, contain all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations for these periods.

                                              SIX MONTHS ENDED JUNE
                                                       30,                             YEAR ENDED DECEMBER 31,
                                             ------------------------  -------------------------------------------------------
                                                1995         1994         1994        1993       1992       1991       1990
                                             -----------  -----------  -----------  ---------  ---------  ---------  ---------
                                                              DOLLARS IN MILLIONS (EXCEPT PER SHARE AMOUNTS)
FINANCIAL DATA
Sales and other revenues...................  $     1,121  $       877  $     1,908  $   1,549  $   1,384  $   1,261  $   1,210
Income from continuing operations (1)......           40          115          276         85        146         69        210
Net income (loss)..........................           40          115          276          3        201       (218)       264
Total assets...............................        8,220        5,646        7,394      5,446      3,130      3,235      2,555
Total debt (2).............................        2,333        1,291        1,814      1,526        249        682        118
Media Group equity.........................        4,488        3,553        4,203      3,139      2,265      2,057      1,961
Percentage of debt to total capital (2)....        34.2%        26.7%        30.1%      32.7%       9.9%      24.9%       5.7%
Capital expenditures (2)...................  $       172  $       109  $       343  $     215  $     169  $     231  $     195
OPERATING DATA
EBITDA (3).................................  $       345  $       269  $       533  $     485  $     410  $     373  $     388
Employees..................................       10,279        8,383       10,103      8,180      8,355      8,104      8,059
PRO FORMA INFORMATION
Earnings per share.........................  $      0.08  $      0.26  $      0.61
Average shares outstanding (thousands).....      469,490      449,024      453,316

(1) Income from continuing operations for the first half of 1994 includes a gain of $41 from the sale of the Company's paging operations. 1994 income from continuing operations also includes a gain of $105 on the sale of 24.4 percent of the Company's joint venture interest in TeleWest. 1993 income from continuing operations was reduced by restructuring charges of $76. 1991 income from continuing operations was reduced by restructuring charges of $57.

(2) Debt, the percentage of debt to total capital ratio and capital expenditures exclude discontinued operations. Including discontinued operations, the percentage of debt to total capital was 42.4% at June 30, 1995 and 42.4%, 49.1%, 61.9%, 67.2%, and 66.9% for each of the five years ended in 1994.

(3) The Media Group considers EBITDA an important indicator of the operational strength and performance of its businesses. EBITDA, however, should not be considered as an alternative to operating or net income as an indicator of the performance of the Media Group's businesses or as an alternative to cash flows from operating activities as a measure of liquidity, in each case determined in accordance with GAAP.

                                     VII-16

SELECTED PROPORTIONATE FINANCIAL DATA

    The following table shows the entities included in the Media Group Combined Financial Statements and the percent ownership by industry segment. The proportionate financial and operating data for these entities are summarized in the proportionate data table below.

                                                                               MULTIMEDIA CONTENT AND
            CABLE AND TELECOMMUNICATIONS      WIRELESS COMMUNICATIONS                 SERVICES
           ------------------------------  ------------------------------  ------------------------------
              DOMESTIC     INTERNATIONAL      DOMESTIC     INTERNATIONAL      DOMESTIC     INTERNATIONAL
           --------------  --------------  --------------  --------------  --------------  --------------
    C
    O
    N
    S                                                                                         Thomson
    O                                                                                       Directories
    L         Atlanta                        NewVector                       Marketing          100%
    I         Systems                         84% (1)                        Resources        U S WEST
    D           100%                                                            100%           Polska
    A                                                                                           100%
    T
    E
    D
                                                            Mercury One-
                                                               2-One
                                                                50%
    E                         TeleWest                         Westel
    Q                          37.8%                        Radiotelefon
    U           TWE           TeleWest                          49%
    I          25.51%          Europe                        Westel 900
    T                           50%                             44%
    Y                                                      EuroTel Czech
                                                              & Slovak
                                                               24.5%

------------------------------
The above table and the selected proportionate financial data that follows exclude certain international and domestic investments (collectively not material) for which the Media Group does not receive timely detailed financial statements.

(1) Proportionate information reflects an approximate 16 percent minority interest in NewVector's underlying operations.

                                     VII-17

    The following table is not required by GAAP or intended to replace the Combined Financial Statements prepared in accordance with GAAP. It is presented supplementally because the Company believes that proportionate financial and operating data facilitate the understanding and assessment of its Combined Financial Statements. The following table includes allocations of Media Group corporate activity. The table does not reflect financial data of the capital assets segment, which had net assets of $422 at June 30, 1995 and $302 at December 31, 1994. THE FINANCIAL INFORMATION INCLUDED BELOW DEPARTS MATERIALLY FROM GAAP BECAUSE IT AGGREGATES THE REVENUES AND OPERATING INCOME OF ENTITIES NOT CONTROLLED BY THE MEDIA GROUP WITH THOSE OF THE CONSOLIDATED OPERATIONS OF THE MEDIA GROUP.

                                 CABLE AND TELECOMMUNICATIONS     WIRELESS COMMUNICATIONS     MULTIMEDIA CONTENT AND      TOTAL
                                                                                                     SERVICES           ---------
SIX MONTHS ENDED                -------------------------------   ------------------------   ------------------------
 JUNE 30, 1995                  DOMESTIC (1)(2)   INTERNATIONAL   DOMESTIC   INTERNATIONAL   DOMESTIC   INTERNATIONAL
------------------------------  ---------------   -------------   --------   -------------   --------   -------------
FINANCIAL DATA (MILLIONS):
  Revenues....................      $1,251            $ 56          $361         $ 134        $  524        $ 44         $2,370
  Operating expenses..........         973              79           249           159           313          48          1,821
  Depreciation and
   amortization...............         201              19            50            22            13           5            310
  Operating income (loss).....          77             (42)           62           (47)          198          (9)           239
  Net income (loss)...........         (32)            (13)           31           (60)          119          (5)            40

OPERATING DATA (THOUSANDS):
  EBITDA (millions) (3).......      $  278            $(23)         $112         $ (25)       $  211        $ (4)        $  549
  Subscribers/Customers.......       2,887             237           988           241         --          --             4,353
  Advertisers.................      --               --             --          --               472         161            633
  Homes passed................       4,550             646          --          --             --          --             5,196
  POPs (4)....................      --               --           33,200        38,300         --          --            71,500
  Telephone lines.............      --                  93          --          --             --          --                93


SIX MONTHS ENDED
 JUNE 30, 1994
------------------------------
FINANCIAL DATA (MILLIONS):
  Revenues....................      $1,023            $ 43          $313         $  69        $  490        $ 11         $1,949
  Operating expenses..........         803              63           236            92           280          13          1,487
  Depreciation and
   amortization...............         151              15            41            17            12           1            237
  Operating income (loss).....          69             (35)           36           (40)          198          (3)           225
  Income (loss) from
   continuing operations......         (14)            (18)           54           (35)          130          (2)           115

OPERATING DATA (THOUSANDS):
  EBITDA (millions) (3).......      $  220            $(20)         $ 77         $ (23)       $  210        $ (2)        $  462
  Subscribers/Customers.......       1,853             225           624            90         --          --             2,792
  Advertisers.................      --               --             --          --               464         120            584
  Homes passed................       3,092             588          --          --             --          --             3,680
  POPs (4)....................      --               --           18,500        38,300         --          --            56,800
  Telephone lines.............      --                  58          --          --             --          --                58

                          (See footnotes on next page)

                                     VII-18

SELECTED PROPORTIONATE FINANCIAL DATA (CONTINUED)
                                 CABLE AND TELECOMMUNICATIONS     WIRELESS COMMUNICATIONS     MULTIMEDIA CONTENT AND
                                                                                                     SERVICES             TOTAL
                                -------------------------------   ------------------------   ------------------------   ---------
YEAR ENDED 1994                 DOMESTIC (1)(2)   INTERNATIONAL   DOMESTIC   INTERNATIONAL   DOMESTIC   INTERNATIONAL
------------------------------  ---------------   -------------   --------   -------------   --------   -------------
FINANCIAL DATA (MILLIONS):
  Revenues....................      $2,386            $ 85          $634         $ 186        $1,005        $ 79         $4,375
  Operating expenses..........       1,854             127           485           254           592          77          3,389
  Depreciation and
   amortization...............         383              31            80            35            24          10            563
  Operating income (loss).....         149             (73)           69          (103)          389          (8)           423
  Income (loss) from
   continuing operations (5)..         (53)            (40)           30           (68)          251          (4)           116
  Debt (6)....................      --               --             --          --             --          --             3,865

OPERATING DATA (THOUSANDS):
  EBITDA (millions) (3).......      $  532            $(42)         $149         $ (68)       $  413        $  2         $  986
  Subscribers/Customers.......       2,407             226           817           169         --          --             3,619
  Advertisers.................      --               --             --          --               468         147            615
  Homes passed................       3,952             576          --          --             --          --             4,528
  POPs (4)....................      --               --           18,900        38,300         --          --            57,200
  Telephone lines.............      --                  69          --          --             --          --                69


YEAR ENDED 1993
------------------------------
FINANCIAL DATA (MILLIONS):
  Revenues....................      $2,048            $ 59          $432         $  78        $  958        $  7         $3,582
  Operating expenses..........       1,611             101           331           126           540          10          2,719
  Depreciation and
   amortization...............         301              22            76             5            21       --               425
  Operating income (loss).....         136             (64)           25           (53)          397          (3)           438
  Income (loss) from
   continuing operations (5)..          (6)            (49)           (2)          (22)          252          (3)           170
  Debt (6)....................      --               --             --          --             --          --             3,492

OPERATING DATA (THOUSANDS):
  EBITDA (millions) (3).......      $  437            $(42)         $101         $ (48)       $  418        $ (3)        $  863
  Subscribers/Customers.......       1,837             215           509            41         --          --             2,602
  Advertisers.................      --               --             --          --               459          25            484
  Homes passed................       3,061             524          --          --             --          --             3,585
  POPs (4)....................      --               --           18,200        38,300         --          --            56,500
  Telephone lines.............      --                  44          --          --             --          --                44

------------------------------
(1) The proportionate results are based on the Media Group's 25.51 percent pro rata priority and residual equity interests in reported TWE results. The reported TWE results are prepared in accordance with GAAP and have not been adjusted to report TWE investments accounted for under the equity method on a proportionate basis. The Media Group's share of TWE results on a proportionate basis do not necessarily reflect the Media Group's recorded share of income due to special allocations of income stipulated by the TWE Partnership Agreement and the amortization of the excess of fair market value over the book value of the partnership net assets. As a result of this special income allocation and amortization, the Media Group's recorded pretax share of TWE operating results was ($11) and ($6) for the six months ended June 30, 1995 and 1994, respectively and ($18) and ($20) for 1994 and 1993, respectively.
(2) Although the TWE and Atlanta Systems acquisitions occurred within 1993 and 1994, for comparability in reporting, 1993 proportionate results include 12 months of TWE activity and 1994 proportionate results include 12 months of activity for the Atlanta Systems. June 30, 1994 results do not include activity for the Atlanta Systems.
(3) Proportionate EBITDA represents the Media Group's equity interest in the entities multiplied by the entity's EBITDA. As such, proportionate EBITDA does not represent cash available to the Media Group. The Media Group considers EBITDA an important indicator of the operational strength and performance of its businesses. EBITDA, however, should not be considered as an alternative to operating or net income as an indicator of the performance of the Media Group's businesses or as an alternative to cash flows from operating activities as a measure of liquidity, in each case determined in accordance with GAAP.
(4) Wireless Communications -- International includes 29,000 POP's representing the total POP's to be achieved upon completion of the build-out of Mercury One-2-One's PCS network. As of June 30, 1995, the system reached 30% of the population. June 30, 1995, data also includes 14,300 POPs related to the March 1995 acquisition of domestic PCS licenses.

(5) See the Supplementary Selected Proportionate Financial Data schedule to the Media Group Combined Financial Statements for a reconciliation of the proportionate amount of income from continuing operations to the amount reported on a GAAP basis.

(6) See Note 5 to the Media Group Combined Financial Statements for additional information regarding the obligations inherent in the capital structure of the TWE partnership. Included in debt is the Company's proportionate share of TWE external debt of $1,835 and $1,824 in 1994 and 1993, respectively.

                                     VII-19

                                  MEDIA GROUP
              UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

    The following unaudited pro forma data gives effect to the December 6, 1994 acquisition of the Atlanta Systems for cash of $745 and 12,779,206 shares of Existing Common Stock valued at $459, for a total purchase price of approximately $1.2 billion, assuming the acquisition had occurred as of January 1, 1994. The Atlanta Systems were previously operated by Wometco Cable Corp. and subsidiaries and Georgia Cable Holdings Limited Partnership ("Georgia Cable Holdings") and subsidiary partnerships.

    The unaudited pro forma Combined Statement of Operations is provided for informational purposes only and does not represent what the actual results of operations of the Media Group would have been had the Atlanta Systems been acquired as of January 1, 1994, nor are they necessarily indicative of the results of operations which may be achieved in the future. The unaudited pro forma Combined Statement of Operations should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and the Media Group Combined Financial Statements.

                                                                      YEAR ENDED DECEMBER 31, 1994
                                               --------------------------------------------------------------------------
                                                MEDIA GROUP     WOMETCO CABLE    GEORGIA CABLE
                                                  COMBINED          CORP.           HOLDINGS       PRO FORMA    PRO FORMA
                                               HISTORICAL (1)   HISTORICAL (2)   HISTORICAL (2)   ADJUSTMENTS   COMBINED
                                               --------------   --------------   --------------   -----------   ---------
                                                             DOLLARS IN MILLIONS (EXCEPT PER SHARE AMOUNTS)
Sales and other revenues.....................      $1,908            $101             $89           $--          $ 2,098
Cost of sales and other revenues.............         612              38              31            --              681
Selling, general and administrative
 expenses....................................         747              14              11            --              772
Depreciation and amortization................         144              18              28             21(3)          211
Interest expense.............................          82              10              18             14(3)          124
Equity losses in unconsolidated ventures.....         121          --               --               --              121
Gains on sales of assets:
  Partial sale of joint venture interest.....         164          --               --               --              164
  Paging assets..............................          68          --               --               --               68
Other income -- net..........................          46          --               --               --               46
                                                  -------           -----             ---         -----------   ---------
Income (loss) from continuing operations
 before income taxes.........................         480              21               1              (35)          467
Provision for income taxes...................         204               9           --                 (11)(3)       202
                                                  -------           -----             ---         -----------   ---------
Net income (loss)............................      $  276            $ 12             $ 1           $  (24)      $   265
                                                  -------           -----             ---         -----------   ---------
                                                  -------           -----             ---         -----------   ---------
Pro forma earnings per share of Media Stock
 (4).........................................      $ 0.61                                                        $  0.57
                                                  -------                                                       ---------
                                                  -------                                                       ---------
Pro forma average shares of Media Stock
 outstanding (thousands) (4).................     453,316                                           12,779(4)    466,095

------------------------
(1) Includes the Atlanta Systems' results of operations from the date of acquisition.
(2) Reflects the historical results of operations of the Atlanta Systems from January 1, 1994 through the date of acquisition.
(3) Pro forma adjustments include: a) additional interest expense associated with debt (at an average rate of 6.14%) incurred to finance the acquisitions, b) additional amortization expense as a result of the excess of the purchase price over the fair value of assets acquired amortized over 25 years and adjusted depreciation expense based on the fair value of the assets acquired, and c) adjustment for the tax impact of the acquisitions. Pro forma net income will fluctuate $.6 for each 1/8% change in the interest rate on the debt used to finance the acquisition.
(4) Pro forma average common shares outstanding reflect the pro forma Media Group shares after giving effect to the Recapitalization Proposal and include the pro forma effect of issuing additional shares of Media Stock as of January 1, 1994 to acquire the Atlanta Systems.

                                     VII-20

                                  MEDIA GROUP

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

                             (DOLLARS IN MILLIONS)

    The Media Group is comprised of: (i) cable and telecommunications network businesses outside of the Communications Group Region and internationally, (ii) domestic and international wireless communications network businesses and (iii) domestic and international multimedia content and services businesses. The Media Group's cable and telecommunications businesses include the interests in TWE, the second largest provider of cable television services in the United States, and the Atlanta Systems, and international cable and telecommunications investments, including TeleWest, the largest provider of combined cable and telecommunications services in the United Kingdom. The Media Group, through NewVector, provides domestic wireless communications services, including cellular services, to a rapidly growing customer base. The Media Group also provides wireless communications services internationally through its joint venture in Mercury One-2-One, the world's first PCS service. The Media Group's multimedia content and services business develops and packages content and information services, including telephone directories, database marketing and other interactive services in domestic and international markets. The Media Group's strategy is to become a leading provider of CEIT services to business and residential customers over wired broadband and wireless networks in selected domestic and international markets. For a detailed discussion of the Media Group's strategy, see "-- Media Group -- Description of Business -- Media Group Strategy."

    The Board of Directors of the Company has adopted a proposal that would change the state of incorporation of the Company from Colorado to Delaware and create two classes of common stock, the Media Stock and the Communications Stock, intended to reflect separately the performance of the Media Group and the Communications Group.

    The Combined Financial Statements of the Media Group include the (i) combined historical balance sheets, results of operations and cash flows of the businesses that comprise the Media Group; and (ii) corporate assets and liabilities of the Company and related transactions not identified with the Communications Group; and (iii) an allocated portion of the corporate expense of the Company. All significant intra-Group financial transactions have been eliminated; however, transactions between the Media Group and the Communications Group have not been eliminated. For a more complete discussion of the Company's corporate allocation policies, see "-- Media Group -- Combined Financial Statements -- Note 1: Summary of Significant Accounting Policies."

    The following discussion of the Media Group's results of operations, liquidity and capital resources should be read in conjunction with the Company's Consolidated Financial Statements. See "Annex V -- U S WEST, Inc. -- Consolidated Financial Statements."

RESULTS OF OPERATIONS

    SIX MONTHS ENDED JUNE 30, 1995 COMPARED WITH SIX MONTHS ENDED JUNE 30, 1994

    NET INCOME

    Net income of the Media Group declined by $34, or 46 percent, in the first half of 1995 as compared to the first half of 1994, excluding the effects of the 1994 gain on sale of paging assets of $41. The decline is due primarily to increased interest expense associated with the Atlanta Systems acquisition, expansion in international investments and higher equity losses related to international growth initiatives, partially offset by improvement in the wireless communications business. The amortization of intangible assets and goodwill associated with the Atlanta Systems acquisition caused a significant increase in the effective tax rate and also contributed to the decrease in earnings. EBITDA increased by approximately 28 percent, to $345, due primarily to improvement in the wireless communication business and the acquisition of the Atlanta Systems. Excluding the effects of such acquisition and the paging sale, EBITDA increased by approximately 16 percent.

                                     VII-21

    The Media Group considers EBITDA an important indicator of the operational strength and performance of its businesses. EBITDA, however, should not be considered as an alternative to operating or net income as an indicator of the performance of the Media Group's businesses or as an alternative to cash flows from operating activities as a measure of liquidity, in each case determined in accordance with GAAP.

    Following is a summary of net income by industry segment and for significant unconsolidated, equity investments:

                                                                                    SIX MONTHS ENDED JUNE
                                                                                             30,
                                                                       PERCENT     ------------------------    INCREASE
                                                                      OWNERSHIP       1995         1994       (DECREASE)
                                                                    -------------  -----------  -----------  -------------
Consolidated:
  Multimedia content and services.................................          100     $     114    $     127     $     (13)
  Wireless communications.........................................          100            32           51           (19)
  Cable and telecommunications....................................          100            (6)          --            (6)
Unconsolidated equity investments:
  Time Warner Entertainment Company, L.P. (1).....................         25.5           (13)         (11)           (2)
  TeleWest Communications plc.....................................         37.8           (12)         (14)            2
  Mercury One-2-One...............................................         50.0           (39)         (24)          (15)
Other (2).........................................................                        (36)         (14)          (22)
                                                                                        -----        -----           ---
Net Income........................................................                  $      40    $     115     $     (75)
                                                                                        -----        -----           ---
                                                                                        -----        -----           ---

------------------------

(1) Percent ownership represents pro rata priority capital and residual equity interests.

(2)  Includes other unconsolidated equity investments and divisional expenses.

    MULTIMEDIA CONTENT AND SERVICES. Income related to Yellow Pages directory advertising increased by approximately 9 percent in the first half of 1995 compared to the first half of 1994, to $150, due to pricing, product enhancements and the effect of improved marketing programs on business volume. However, Yellow Pages income growth was more than offset by the effect of increased expenditures related to new products and other growth initiatives, including development of interactive services, and an after tax charge of approximately $9 related to the exit of certain product lines. This charge is part of the Media Group's ongoing efforts to evaluate each product for financial and market feasibility. Furthermore, the Media Group views new service offerings as an important part of its growth strategy. Accordingly, the Media Group anticipates that investments in new products and services in 1995 will more than offset expected income growth related to the Yellow Pages business.

    Income related to multimedia content and services in the first half of 1995 includes $7 in losses related to international directory publishing operations. The international publishing operations were not significant to the first half of 1994 results of operations.

    WIRELESS COMMUNICATIONS. The increase in wireless communications income is attributable to continued strong growth in cellular subscribers. The cellular subscriber base reached 1,165,000 at June 30, 1995, a 58 percent increase as compared with June 30, 1994. Cellular service EBITDA approximated $133 during the first half of 1995, an increase of $52, or 64 percent, as compared to the first half of 1994. Cellular service revenue growth in addition to expense controls resulted in a first half of 1995 cellular service EBITDA margin of 33.8 percent compared to 28.2 percent in the first half of 1994.

    CABLE AND TELECOMMUNICATIONS. The 1995 loss in cable and telecommunications operations is the result of amortization of intangible assets related to the December 1994 acquisition of the Atlanta Systems. The Atlanta Systems contributed EBITDA of approximately $48 in the first half of 1995. The subscriber base of the Atlanta Systems increased 7.6 percent during the last twelve months, to 509,000 at June 30, 1995.

                                     VII-22

    OPERATING RESULTS OF UNCONSOLIDATED EQUITY INVESTMENTS. The net loss related to the Media Group's interests in TWE increased in the first half of 1995 as compared to the first half of 1994 due primarily to higher TWE financing costs, minority interest and depreciation charges partially offset by increased income related to cable and programming operations. Subscribers served by TWE increased 6 percent compared to a year ago excluding the impact of a cable partnership and cable acquisition, both completed during the second quarter of 1995.

    International businesses are experiencing rapid growth, and will continue to incur near term start-up losses.

    Cable television subscribers of TeleWest and its affiliates, based on TeleWest's proportionate interest in affiliated operations, increased to 255,000 at June 30, 1995, an increase of 48 percent as compared to June 30, 1994, and telephone access lines increased 113 percent during the last twelve months, to 245,000 at June 30, 1995. On a total venture basis, cable television subscribers and telephone access lines totaled 358,000 and 354,000, respectively, at June 30, 1995.

    In August 1995, TeleWest entered into a definitive agreement to acquire CableComms in exchange for shares of TeleWest. Upon completion of the acquisition, which is expected in September 1995, U S WEST will recognize a pretax gain of approximately $150, and will own 26.7 percent of the combined company. The new entity will be the largest cable television and cable telephony operator in the United Kingdom.

    Subscribers to U S WEST's international wireless joint venture operations in the United Kingdom, Hungary, the Czech Republic, Slovakia and Russia grew to 509,000 at June 30, 1995, which number is almost three times the customer base at June 30, 1994. Mercury One-2-One added 87,000 customers during the first half of 1995, a 42.4 percent increase since December 31, 1994. Mercury One-2-One served 292,000 customers at June 30, 1995, compared with 100,000 customers at June 30, 1994.

    SALES AND OTHER REVENUES

                                                                            SIX MONTHS ENDED JUNE    INCREASE (DECREASE)
                                                                                     30,
                                                                           ------------------------  --------------------
                                                                              1995         1994          $          %
                                                                           -----------  -----------  ---------  ---------
Multimedia content and services:
  Domestic...............................................................   $     520    $     486   $      34        7.0
  International..........................................................          44           11          33     --
                                                                           -----------       -----   ---------  ---------
                                                                                  564          497          67       13.5
                                                                           -----------       -----   ---------  ---------
Wireless communications:
  Cellular service.......................................................         393          286         107       37.4
  Cellular equipment.....................................................          37           51         (14)     (27.5)
  Paging sales and service (1)...........................................      --               28         (28)    --
                                                                           -----------       -----   ---------  ---------
                                                                                  430          365          65       17.8
                                                                           -----------       -----   ---------  ---------
Cable and telecommunications.............................................         109       --             109     --
Other....................................................................          18           15           3       20.0
                                                                           -----------       -----   ---------  ---------
Sales and other revenues.................................................   $   1,121    $     877   $     244       27.8
                                                                           -----------       -----   ---------  ---------
                                                                           -----------       -----   ---------  ---------

------------------------
(1) The paging business was sold in June 1994. Results reflect operations for the six months ending June 30, 1994.

    MULTIMEDIA CONTENT AND SERVICES. Revenues related to Yellow Pages directory advertising increased approximately $33, or 7 percent, in the first half of 1995 as compared to the first half of 1994, due to pricing and an increase in Yellow Pages advertising volume. Product enhancements and the effect of improved marketing programs on business volume also contributed to the increase in revenues. Non-Yellow Pages revenues increased by $6 in the first half of 1995 as compared to the first

                                     VII-23
half of 1994. Partially offsetting this increase was the effect of the sale of certain software development and marketing operations, which had contributed approximately $5 to revenues in the first half of 1994.

    International directory publishing revenue increased by $33 in the first half of 1995 as compared to the first half of 1994 primarily due to the Company's May 1994 purchase of Thomson Directories.

    WIRELESS  COMMUNICATIONS.  Cellular  service revenues increased  by $107, or
37.4 percent, in the first half of 1995 as compared to the first half of 1994 due to a 58 percent increase in subscribers during the last twelve months, partially offset by a 13 percent drop in average revenue per subscriber to $63.00 per month at June 30, 1995. The increase in subscribers relates to lower costs for cellular phone equipment and enhanced service offerings, which has resulted in a shift in the wireless customer base from businesses to consumers. The decrease in average revenue per subscriber is due to the continuing effects of non-business user market penetration.

    Cellular equipment revenues decreased by $14, or 27.5 percent, in the first half of 1995 as compared to the first half of 1994 primarily due to a 16 percent decrease in unit sales due to the impacts of competition.

    Revenues related to the paging sales and service operations, which were sold in 1994, approximated $28 in the first half of 1994.

    CABLE  AND  TELECOMMUNICATIONS.    Domestic  cable  and   telecommunications
revenues reflect the December 1994 acquisition of the Atlanta Systems.

    COSTS OF SALES AND OTHER REVENUES

                                                                              SIX MONTHS ENDED JUNE    INCREASE (DECREASE)
                                                                                       30,
                                                                             ------------------------  --------------------
                                                                                1995         1994          $          %
                                                                             -----------  -----------  ---------  ---------
Multimedia content and services:
  Domestic.................................................................   $     186    $     168   $      18       10.7
  International............................................................          30            8          22     --
                                                                                  -----        -----         ---  ---------
                                                                                    216          176          40       22.7
                                                                                  -----        -----         ---  ---------
Wireless communications:
  Cost of cellular service.................................................          61           39          22       56.4
  Cost of cellular equipment...............................................          42           51          (9)     (17.6)
  Cost of paging sales & service (1).......................................      --                6          (6)    --
                                                                                  -----        -----         ---  ---------
                                                                                    103           96           7        7.3
                                                                                  -----        -----         ---  ---------
Cable and telecommunications...............................................          27       --              27     --
                                                                                  -----        -----         ---  ---------
Costs of sales and other revenues..........................................   $     346    $     272   $      74       27.2
                                                                                  -----        -----         ---  ---------
                                                                                  -----        -----         ---  ---------

------------------------
(1) The paging business was sold in June 1994. Results reflect operations for the six months ending June 30, 1994.

    MULTIMEDIA CONTENT AND SERVICES. Costs of sales related to domestic publishing operations increased primarily due to product enhancements and increased printing and delivery costs associated with growth in the Yellow Pages directory business. The increase in cost of sales for international directory publishing operations was primarily due to the May 1994 acquisition of Thomson Directories.

    WIRELESS COMMUNICATIONS. Land-line telecommunications charges increased by $6 and network maintenance expenses increased by $3 in the first half of 1995 as compared to the first half of 1994 due primarily to additional network usage and expansion of the wireless network. Billing expenses increased by $7, due primarily to a larger average customer base. Costs associated with fraudulent activity increased by $4 and roaming costs increased by $2.

                                     VII-24

    Cost of cellular equipment sold has declined in proportion to equipment revenues. The cellular equipment margin is expected to continue to decline as a result of a change in distribution mix to include more direct marketing channels.

    CABLE AND TELECOMMUNICATIONS.   Cable and  telecommunications costs  reflect
the December 1994 acquisition of the Atlanta Systems.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

                                                                                SIX MONTHS ENDED JUNE
                                                                                         30,                   INCREASE
                                                                               ------------------------  --------------------
                                                                                  1995         1994          $          %
                                                                               -----------  -----------  ---------  ---------
Multimedia content and services:
  Domestic...................................................................   $     125    $     108   $      17       15.7
  International..............................................................          15            5          10     --
                                                                                    -----        -----         ---        ---
                                                                                      140          113          27       23.9
                                                                                    -----        -----         ---        ---
Wireless communications (1)..................................................         195          177          18       10.2
Cable and telecommunications.................................................          34       --              34     --
Other........................................................................          61           46          15       32.6
                                                                                    -----        -----         ---        ---
                                                                                $     430    $     336   $      94       28.0
                                                                                    -----        -----         ---        ---
                                                                                    -----        -----         ---        ---

------------------------
(1) The paging business was sold in June 1994. Results reflect operations for the six months ending June 30, 1994.

    MULTIMEDIA CONTENT AND SERVICES. In domestic operations, costs related to the development of new database marketing and interactive services increased by $11 in the first half of 1995 as compared to the first half of 1994. An increase of $14 is to recognize costs associated with exiting certain product lines. Partially offsetting these cost increases was the effect of the sale of certain publishing and software development and marketing operations, which decreased selling, general and administrative expenses by $8.

    The increase in selling, general and administrative expenses related to international directory publishing operations relates primarily to the May 1994 acquisition of Thomson Directories.

    WIRELESS COMMUNICATIONS. Excluding the effects of the sale of the paging business in 1994, selling, general and administrative expenses increased by $29, or 17.6 percent, in the first half of 1995 as compared to the first half of 1994. Commissions paid to retailers increased by $23 as a result of a 57.5 percent increase in gross customer additions. Other selling, general and administrative expenses increased by $6, primarily related to increased advertising expenditures and bad debts.

    CABLE AND TELECOMMUNICATIONS.   Cable and  telecommunications costs  reflect
the December 1994 acquisition of the Atlanta Systems.

    OTHER.   The  increase in  these other  selling, general  and administrative expenses is primarily attributable to additional resources being allocated to accommodate growth in domestic and international operations.

                                     VII-25

    DEPRECIATION AND AMORTIZATION

                                                                             SIX MONTHS ENDED    INCREASE (DECREASE)
                                                                                 JUNE 30,
                                                                           --------------------  --------------------
                                                                             1995       1994         $          %
                                                                           ---------  ---------  ---------  ---------
Multimedia content and services..........................................        $18        $11  $       7       63.6
Wireless communications (1)..............................................         57         50          7       14.0
Cable and telecommunications.............................................         40     --             40     --
Other....................................................................          6          5          1       20.0
                                                                           ---------  ---------        ---  ---------
  Total..................................................................       $121        $66  $      55       83.3
                                                                           ---------  ---------        ---  ---------
                                                                           ---------  ---------        ---  ---------

------------------------
(1) The paging business was sold in June 1994. Results reflect operations for the six months ending June 30, 1994.

    Depreciation and amortization related to wireless operations increased by $15 in the first half of 1995 as compared to the first half of 1994, excluding the effects of the sale of the paging business in 1994. Multimedia content and services depreciation and amortization increased principally due to the effects of the May 1994 acquisition of Thomson Directories. Cable and telecommunications depreciation and amortization reflect the December 1994 acquisition of the Atlanta Systems.

    INTEREST EXPENSE AND OTHER

    Interest expense increased by $24, or 67 percent, in the first half of 1995 as compared to the first half of 1994, primarily as a result of incremental financing costs associated with the December 1994 acquisition of the Atlanta Systems.

    Equity losses increased by $33, or 58 percent, in the first half of 1995 as compared to the first half of 1994, primarily due to costs related to the expansion of the customer base at Mercury One-2-One, and the impact of new investments.

    PROVISION FOR INCOME TAXES

                                                                             SIX MONTHS ENDED
                                                                                 JUNE 30,              DECREASE
                                                                           --------------------  --------------------
                                                                             1995       1994         $          %
                                                                           ---------  ---------  ---------  ---------
Provision for income taxes...............................................  $      52  $      93  $     (41)     (44.1)
Effective tax rate.......................................................       56.5%      44.7%    --         --

    The increase in the effective tax rate primarily reflects the impact of lower pretax income, the effects of goodwill amortization related to the acquisition of the Atlanta Systems, a benefit recorded in 1994 related to the sale of the paging assets and higher state income taxes.

    1994 COMPARED WITH 1993

    NET INCOME

                                                                                       1994 (1)     1993 (2)     INCREASE
                                                                                      -----------  -----------  -----------
Income from continuing operations...................................................   $     276    $      85    $     191
Loss from discontinued operations...................................................      --              (82)          82
                                                                                           -----          ---        -----
Net income..........................................................................   $     276    $       3    $     273
                                                                                           -----          ---        -----
                                                                                           -----          ---        -----

------------------------
(1) 1994 income from continuing operations includes a gain of $105 from the sale of 24.4 percent of the Company's joint venture interest in TeleWest, and a gain of $41 from the sale of the Company's paging operations.

(2) 1993 income from continuing operations was reduced by $76 for restructuring charges.

    Income from continuing operations in 1994 included one-time, after-tax gains described in note (1) to the table above. Excluding these gains, income from continuing operations was $130. In 1993, income from continuing operations, excluding the effects of restructuring charges, was $161.

                                     VII-26

Without the effects of such gains and charges, 1994 income from continuing operations decreased by $31, or 19.3 percent. This is primarily a result of increased start-up losses associated with international businesses, partially offset by income growth in domestic wireless operations attributable to rapid growth in customer demand. Costs related to the development and launching of new products in multimedia content and services offset income growth from Yellow Pages publishing operations.

    Revenue  growth, partially offset by  higher operating expenses, provided an
8.7 percent increase in the Media Group's 1994 EBITDA, compared to an increase of 16.1 percent in 1993. EBITDA also excludes equity losses in unconsolidated ventures, gains on sales of assets, restructuring charges and other income. The Media Group considers EBITDA an important indicator of the operational strength and performance of its businesses. For information regarding proportionate EBITDA related to the Media Group's equity investments, see "-- Media Group -- Selected Combined Financial Data -- Selected Proportionate Financial Data." The reduction in the EBITDA growth rate in 1994 as compared to 1993 was primarily the result of a significant increase in expenses related to funding new products and other growth initiatives in the multimedia content and services business.

    In 1993, U S WEST discontinued the operations of its capital assets segment. See "-- Disposition of the Capital Assets Segment."

    INCOME FROM CONTINUING OPERATIONS

                                                                              PERCENT                            INCREASE
                                                                             OWNERSHIP      1994       1993     (DECREASE)
                                                                           -------------  ---------  ---------  -----------
Consolidated:
  Multimedia content and services (1)....................................          100    $     247  $     220   $      27
  Wireless communications (2)............................................          100           67        (43)        110
  Cable and telecommunications...........................................          100           (2)    --              (2)
Unconsolidated equity investments:
  Time Warner Entertainment Company, L.P.................................         25.5(3)       (30)       (19)        (11)
  TeleWest Communications plc (4)........................................         37.8           76        (21)         97
  Mercury One-2-One......................................................         50.0          (58)       (22)        (36)
Other (5)................................................................                       (24)       (30)          6
                                                                                          ---------  ---------       -----
Income from continuing operations........................................                 $     276  $      85   $     191
                                                                                          ---------  ---------       -----
                                                                                          ---------  ---------       -----

------------------------
(1)  Includes a 1993 restructuring charge of $31.

(2) Includes a 1994 gain of $41 from the sale of the Company's paging operations and a 1993 restructuring charge of $45.

(3) Percent ownership represents pro rata priority capital and residual equity interests.

(4) Includes a 1994 gain of $105 from the sale of 24.4 percent of the Company's joint venture interest in TeleWest.

(5)  Includes other unconsolidated equity investments and divisional expenses.

    The Media Group operations include both domestic and international wholly owned subsidiaries and equity investments. Under generally accepted accounting principles, only the revenues and operating costs of majority-owned businesses are included within the Combined Statements of Operations. The less than majority-owned businesses are not consolidated and the operating effects of those businesses are aggregated and reported within the line item "equity losses in unconsolidated ventures."

    The Media Group has four industry segments: multimedia content and services, wireless communications, cable and telecommunications and capital assets. The capital assets segment was discontinued in 1993. Domestic equity investments include a 25.51 percent pro rata priority capital and residual equity interest in TWE. International equity investments include investments in cable and telecommunications, wireless communications (including personal communications services) and

                                     VII-27
directory publishing. While the Central European wireless ventures generate positive net income and cash flow, most of the Media Group's international equity investments are in start-up phases and will not show positive net income or cash flow until they mature.

    MULTIMEDIA CONTENT AND SERVICES. The Media Group's multimedia content and services operations consist of the publishing of approximately 300 White and Yellow Pages telephone directories in the Communications Group Region, database marketing and other interactive services in domestic and international markets. Income related to multimedia content and services operations include the effects of a $6 gain on the 1994 sale of software development and marketing operations, partially offset by the effects of adopting a new accounting standard related to advertising costs which reduced 1994 income by $4. A restructuring charge reduced 1993 income by $31. As normalized, income from multimedia content and services operations decreased by $6, or 2.4 percent, compared to 1993.

    Income related to Yellow Pages directory advertising, excluding the effects of the 1993 restructuring charge, grew by approximately 4 percent in 1994, to $279, due to pricing, product enhancements and the effect of improved marketing programs on business volume. However, Yellow Pages income growth was more than offset by the effects of increased expenditures related to new products and other growth initiatives, including development of interactive services. The Media Group anticipates that accelerated investments in new products and services in 1995 will more than offset expected income growth related to the Yellow Pages business.

    International publishing subsidiaries include Thomson Directories in the United Kingdom, with 155 directories and a combined circulation of 18.6 million, and U S WEST Polska, with 17 directories having a combined circulation of almost
1.7 million in Poland. The operating results of the international publishing operations were not significant to 1994 results of operations.

    WIRELESS COMMUNICATIONS. Domestic cellular operations are conducted in 31 metropolitan and 34 rural statistical areas in 13 western and midwestern states. Cellular income increased by $24 over 1993, excluding the effects of the $41 gain on the sale of paging operations in 1994 and a $45 restructuring charge in 1993. The increase is due to the addition of 367,000 subscribers in 1994, a 61 percent increase as compared to 1993. Additionally, cellular service EBITDA increased by $57, or 46 percent, as compared to 1993. Cellular service EBITDA margin was 28.8 percent, essentially unchanged as compared to 1993. U S WEST anticipates continued growth in income and EBITDA from domestic wireless operations as the customer base expands.

    On July 25, 1994, AirTouch and U S WEST announced a definitive agreement to combine their domestic wireless operations. The initial equity ownership of the wireless joint venture will be approximately 70 percent by AirTouch and approximately 30 percent by the Media Group. The transaction is expected to close in the third quarter of 1995 upon obtaining federal and state regulatory approvals. After closing, the earnings of the Media Group will reflect its 30 percent interest in the joint venture. The wireless operations of both parties will initially continue operating as separate entities owned by the individual partners, but will receive support services on a contract basis from a joint wireless management company. Following the combination of the wireless operations of the two companies, the assets, liabilities and operations of the domestic wireless operations of the Media Group will no longer be consolidated, but will be reported based on the equity method of accounting for less than majority-owned entities. For a detailed discussion of the planned merger, see "-- Media Group -- Description of Business -- Wireless Operations -- Cellular."

    Had the Media Group recognized 30 percent of the combined earnings of the joint venture beginning January 1, 1994, Media Group net income for the year ended December 31, 1994, would have increased by approximately $30.

    CABLE AND TELECOMMUNICATIONS. On December 6, 1994, the Media Group purchased the Atlanta Systems for $1.2 billion. The results of operations of the Atlanta Systems have been included in the Media Group's results of operations since the date of acquisition and did not have a material impact on

                                     VII-28

1994 net income. If the acquisition had taken place at the beginning of 1994, net income of the Media Group would have been reduced by an additional $11. See "-- Media Group -- Unaudited Pro Forma Combined Statement of Operations."

    OPERATING RESULTS OF UNCONSOLIDATED EQUITY INVESTMENTS. TWE partnership losses increased in 1994 primarily due to the full year impact (including financing costs) of the TWE investment as compared to three months in 1993. The effects of lower prices for cable services also contributed to the higher loss in 1994. In early 1995, Time Warner Inc. announced its intention to simplify its corporate structure by establishing a separate, self-financing enterprise to house TWE's cable and telecommunications properties. Any change in the structure of TWE would require the approval of the Company and its TWE partners in addition to certain creditor and regulatory approvals.

    The majority of U S WEST's international equity investments relates to ventures in the United Kingdom. These include TeleWest, the largest provider of cable and telecommunications services in the United Kingdom, and Mercury One-2-One, the world's first PCS service. These businesses are experiencing rapid growth, and will continue to incur near term start-up losses related to expansion of the customer base at Mercury One-2-One and build out of the network at TeleWest.

    Cable television subscribers of TeleWest and its affiliates increased 42 percent to 320,000 at year-end 1994, compared to 226,000 the prior year, and telephone access lines increased 94 percent to 271,000. Subscribers to U S WEST's international wireless joint venture operations in the United Kingdom, Hungary, the Czech Republic, Slovakia and Russia grew to 367,000 in 1994, nearly three times the customer base of the prior year. Subscribers to European cable ventures totaled 586,000 at December 31, 1994.

    SALES AND OTHER REVENUES

                                                                                                    INCREASE (DECREASE)
                                                                                                    --------------------
                                                                                1994       1993         $          %
                                                                              ---------  ---------  ---------  ---------
Multimedia content and services:
  Domestic..................................................................  $     997  $     949  $      48        5.1
  International.............................................................         78          7         71     --
                                                                              ---------  ---------  ---------  ---------
                                                                                  1,075        956        119       12.4
                                                                              ---------  ---------  ---------  ---------
Wireless communications:
  Cellular service..........................................................        633        443        190       42.9
  Cellular equipment........................................................        120         63         57       90.5
  Paging sales and service (1)..............................................         28         55        (27)     (49.1)
                                                                              ---------  ---------  ---------  ---------
                                                                                    781        561        220       39.2
                                                                              ---------  ---------  ---------  ---------
Cable and telecommunications................................................         18     --             18     --
Other.......................................................................         34         32          2        6.2
                                                                              ---------  ---------  ---------  ---------
Sales and other revenues....................................................  $   1,908  $   1,549  $     359       23.2
                                                                              ---------  ---------  ---------  ---------
                                                                              ---------  ---------  ---------  ---------

------------------------
(1) The paging business was sold in June 1994. Results reflect operations for the six months ending June 30, 1994

    MULTIMEDIA CONTENT AND SERVICES. The Yellow Pages directory advertising business accounted for approximately 97 percent of the revenues of the domestic multimedia content and services business in 1994. Revenues related to Yellow Pages directory advertising increased approximately $59, or 6.5 percent in 1994, due primarily to pricing. Product enhancements and the effect of improved marketing programs on business volume also contributed to the increase in revenues. Non-Yellow Pages revenues increased by $11, including $7 related to new products. Partially offsetting these increases was the absence of revenues related to certain publishing, software development and marketing operations that were sold, which reduced revenues by $22.

                                     VII-29

    The increase in international directory publishing revenue is attributable to the Company's May 1994 purchase of Thomson Directories. Thomson Directories revenues are expected to approximate $100 in 1995.

    WIRELESS COMMUNICATIONS. Cellular service revenues increased during 1994 due to a 61 percent increase in subscribers as compared to 1993 (with 24 percent of the additions occurring in December), partially offset by an 8 percent drop in average revenue per subscriber to $70 per subscriber, per month. The increase in subscribers has resulted from lower costs for cellular phone equipment and enhanced service offerings, which has resulted in a shift in the wireless customer base from business to consumers. A shift in distribution strategy in late 1992 from a direct sales focus to the predominate use of local and national retailers also stimulated subscriber growth by improving product visibility and simplifying the activation process for customers. Continued rapid growth in the wireless subscriber base is expected, though growth rates will be affected by consumer demand, market positioning and increased competition in coming years.

    The decrease in average revenue per subscriber is due to an increase in the proportion of non-business users. Consumer users tend to obtain service primarily for convenience and safety, and select price plans with fewer included minutes and features. Reductions in average revenue per subscriber are expected to continue as a result of continued market penetration and increased competition.

    Cellular equipment revenues increased primarily due to an 83 percent increase in gross customer additions, with a higher percentage of those customers purchasing equipment than in 1993. This increase was partially offset by a 13 percent decline in the average selling price of wireless phones, primarily the result of lower unit costs from manufacturers being passed on to consumers. The equipment business is employed as a means to grow the customer base. Consequently, equipment gross margins have been managed at or near break even, and equipment sales have not significantly impacted net income.

    CABLE   AND  TELECOMMUNICATIONS.    Domestic  cable  and  telecommunications
revenues reflect the December 1994 acquisition of the Atlanta Systems. These revenues are expected to exceed $200 in 1995.

    COSTS OF SALES AND OTHER REVENUES

                                                                                                        INCREASE (DECREASE)
                                                                                                        --------------------
                                                                                    1994       1993         $          %
                                                                                  ---------  ---------  ---------  ---------
Multimedia content and services:
  Domestic......................................................................  $     342  $     317  $      25        7.9
  International.................................................................         53          6         47     --
                                                                                  ---------  ---------  ---------  ---------
                                                                                        395        323         72       22.3
                                                                                  ---------  ---------  ---------  ---------
Wireless communications:
  Cost of cellular service......................................................         89         58         31       53.4
  Cost of cellular equipment....................................................        122         64         58       90.6
  Cost of paging sales & service (1)............................................          6         12         (6)     (50.0)
                                                                                  ---------  ---------  ---------  ---------
                                                                                        217        134         83       61.9
                                                                                  ---------  ---------  ---------  ---------
Costs of sales and other revenues...............................................  $     612  $     457  $     155       33.9
                                                                                  ---------  ---------  ---------  ---------
                                                                                  ---------  ---------  ---------  ---------

------------------------
(1) The paging business was sold in June 1994. Results reflect operations for the six months ending June 30, 1994.

    MULTIMEDIA CONTENT AND SERVICES. Costs of multimedia content and services operations primarily include all directory and other production and distribution costs, direct selling costs and costs related to the launching of new products. Costs of sales related to domestic publishing operations increased primarily because of the introduction of new products and services, including interactive services.

                                     VII-30

    The $47 increase in cost of sales related to international directory publishing operations was primarily due to the May 1994 acquisition of Thomson Directories.

    WIRELESS COMMUNICATIONS. Cost of cellular service consists primarily of charges for access and usage of land-line telecommunications networks, expenses associated with maintaining and monitoring the wireless network, customer billing expenses and fraud costs. Costs related to network access and usage purchased from the Communications Group were $30 in 1994 and $24 in 1993.

    Land-line telecommunication charges increased by $7 and network maintenance expenses increased by $5 in 1994 due primarily to additional network usage and expansion of the wireless network. Billing expenses increased by approximately $8, due primarily to a larger average customer base. Costs associated with fraudulent activity increased by $5 in 1994. Management has negotiated contracts with other carriers to settle charges for fraudulent usage at a rate that approximates the serving carriers' costs, in addition to providing better monitoring of network activity to limit exposure to fraud losses. The cost of cellular service will continue to increase with a growing subscriber base and expanding network. While most elements of cost of cellular service vary directly in relation to revenue growth, greater scale and enhanced employee productivity may result in future cost efficiencies.

    Cost of cellular equipment sold increased in proportion to equipment revenues in 1994. Higher equipment sales were primarily due to the 83 percent increase in gross customer additions, with a higher percentage of those customers purchasing equipment than in 1993, partially offset by an 8 percent decline in the average unit cost of equipment from the manufacturer.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

                                                                                          INCREASE
                                                                                         ----------
                                                                             1994  1993   $     %
                                                                             ----  ----  ----  ----
Multimedia content and services:
  Domestic.................................................................  $237  $207  $ 30  14.5
  International............................................................    17     4    13   --
                                                                             ----  ----  ----  ----
                                                                              254   211    43  20.4
                                                                             ----  ----  ----  ----
Wireless communications (1)................................................   374   283    91  32.2
Other......................................................................   135   113    22  19.5
                                                                             ----  ----  ----  ----
Total......................................................................  $763  $607  $156  25.7
                                                                             ----  ----  ----  ----
                                                                             ----  ----  ----  ----

------------------------
(1) The paging business was sold in June 1994. Results reflect operations for the six months ending June 30, 1994.

    Selling, general and administrative expenses include certain costs relating to the Company's general and administrative services (including certain executive management, legal, accounting and auditing, tax, treasury, strategic planning and public policy services) that are directly assigned to each Group based upon actual utilization or allocated based upon each Group's operating expenses, number of employees, external revenues, average capital and/or average equity. The Company charges each Group for such services at fully distributed cost. These direct and indirect allocations were $35 and $43 for 1994 and 1993, respectively. The direct allocations comprise approximately 60 percent of the total shared corporate services allocated to the Media Group. It is not practicable to provide a detailed estimate of the expenses which would be recognized if the Media Group were a separate legal entity. However, the Company believes that under the Recapitalization Proposal each Group would benefit from synergies with the other, including having lower operating expenses than might be incurred than if each Group was a separate legal entity.

    MULTIMEDIA CONTENT AND SERVICES. General and administrative expenses for multimedia content and services operations primarily include costs related to administration, marketing and advertising,

                                     VII-31
customer  listings,  billing  and   collection  services,  rents,  new   product
development and Company allocations. Selling costs related to the multimedia content and services operations are included in costs of services and products.

    Customer lists, billing and collection and other services are purchased from the Communications Group in connection with the publication of the Yellow Pages. The services are purchased at the higher of fully distributed cost or at a market price from the Communications Group, in accordance with regulatory requirements. The charges for these services were $27 and $26 in 1994 and 1993, respectively. In domestic operations, costs related to development of new database marketing and interactive services increased by approximately $34 in 1994. Additionally, the 1994 adoption of a new accounting standard related to advertising costs resulted in a one-time charge of approximately $7. As a result of the new standard, advertising expenses are now recorded in the period incurred rather than being deferred. Partially offsetting these cost increases was the effect of the sale of certain publishing, software development and marketing operations which decreased selling, general and administrative expenses by $11.

    The international increase of $13 relates primarily to the May 1994 acquisition of Thomson Directories in the United Kingdom.

    WIRELESS  COMMUNICATIONS.    Selling,  general  and  administrative expenses
related to the cellular services and equipment business primarily include distribution costs, promotions, bad debts and administration.

    Commissions paid to retailers increased by $50 in 1994. The increase was driven by the 83 percent increase in gross customer additions, partially offset by a slightly lower average commission than in 1993. Commission expense will continue to increase as gross customer additions increase. The average commission may increase as competition for distribution outlets increases.

    Advertising and promotion costs increased by $21 in 1994, primarily as a result of aggressive marketing programs designed to obtain new subscribers and to increase market share. Tactical advertising programs such as local market and retailer-specific promotions will increase in the future.

    Other general and administrative costs increased in 1994 by $20. Contributing to the increase was a $7 increase in bad debt expense resulting from the increase in the customer base and the shift to proportionately more consumer users. Consumer users tend to be a higher credit risk than business users. This shift in the customer base is expected to continue as cellular market penetration increases. Employee-related costs increased approximately $8, primarily attributable to adding customer service employees to improve response time and customer satisfaction, sales employees to support an aggressive marketing strategy and operations employees to support the growing wireless network. Growth in employees will continue as the customer base expands, though economies of scale may be realized. Data processing costs increased $5 due primarily to the development of new business systems.

    OTHER. Other selling, general and administrative expenses consist primarily of administration costs related to equity investments in international ventures and the domestic cable operations and investments. The increase in these costs is primarily attributable to growth in these operations, the inclusion of administrative costs related to the TWE investment for the full year in 1994, as compared to three months in 1993, and the December 1994 acquisition of the Atlanta Systems.

                                     VII-32

    DEPRECIATION AND AMORTIZATION

                                                                                         INCREASE
                                                                                         (DECREASE)
                                                                                         ---------
                                                                             1994  1993   $    %
                                                                             ----  ----  ---  ----
Wireless communications (1)................................................  $102  $104  $(2) (1.9)
Multimedia content and services............................................    30    16   14  87.5
Other......................................................................    12     7    5  71.4
                                                                             ----  ----  ---  ----
Total......................................................................  $144  $127  $17  13.4
                                                                             ----  ----  ---  ----
                                                                             ----  ----  ---  ----

------------------------
(1) The paging business was sold in June 1994. Results reflect operations for the six months ending June 30, 1994.

    Depreciation and amortization related to wireless operations increased by $4, excluding the effects of the sale of the paging business in 1994. The effect on depreciation of the increasing asset base was largely offset by a network asset write-off done in 1993. See "-- 1993 Compared with 1992 -- Restructuring Charges." Excluding the effect of the write-off, wireless operations depreciation increased by 18.9 percent.

    Multimedia content and services depreciation and amortization increased principally due to the effects of the May 1994 acquisition of Thomson Directories.

    Other depreciation and amortization increased principally because of the effects of amortization of intangible assets of the Atlanta Systems, acquired in December 1994.

    INTEREST EXPENSE AND OTHER

    Interest expense increased by $39, primarily as a result of incremental financing costs associated with the September 1993 TWE investment. U S WEST's average borrowing cost decreased to 6.6 percent, from 6.7 percent in 1993.

    Equity losses related to developing businesses increased by $47, primarily due to start-up costs related to the build out of TeleWest's network and costs related to the expansion of the customer base at Mercury One-2-One.

    Other income increased by $37, primarily due to an $18 increase in the management fee associated with the TWE investment and a $10 gain on the sale of certain software development and marketing operations.

    PROVISION FOR INCOME TAXES

                                                                                            INCREASE
                                                                                           -----------
                                                                             1994   1993    $      %
                                                                             -----  -----  ----  -----
Provision for income taxes.................................................  $ 204  $  61  $143   --
Effective tax rate.........................................................   42.5%  41.8%  --    --

    The effective tax rate is significantly impacted by state and foreign taxes on the Media Group Combined Financial Statements. See "-- Media Group -- Combined Financial Statements -- Note 18: Income Taxes."

    1993 COMPARED WITH 1992

    NET INCOME

                                                                                               INCREASE
                                                                             1993 (1)   1992  (DECREASE)
                                                                             --------   ----  ----------
Income from continuing operations..........................................    $ 85     $146    $ (61)
Income (loss) from discontinued operations.................................     (82)     103     (185)
Cumulative effect of change in accounting principles.......................    --        (48)      48
                                                                                ---     ----  ----------
Net income.................................................................    $  3     $201    $(198)
                                                                                ---     ----  ----------
                                                                                ---     ----  ----------

------------------------
(1) 1993 income from continuing operations was reduced by $76 for restructuring charges.

                                     VII-33

    In 1993, Media Group income from continuing operations was $161, excluding the effects of restructuring charges of $76, an increase of $15, or 10.3 percent, as compared to 1992. Higher income from multimedia content and services, and improvement in wireless communications, attributable to rapid growth in customer demand, was partially offset by increased start-up losses associated with international businesses and the acquisition of the partnership interest in TWE.

    Revenue growth in 1993, primarily in wireless operations, partially offset by higher operating expenses, provided a 16.1 percent increase in EBITDA, excluding the effects of the 1993 restructuring charges.

    During 1993, the Board approved a plan to dispose of the capital assets segment, which includes activities related to financial services, financial guarantee insurance operations and real estate. Until January 1, 1995, the capital assets segment was accounted for as discontinued operations in accordance with Accounting Principles Board Opinion No. 30, which provides for the reporting of the operating results of discontinued operations separately from continuing operations. The Media Group recorded a provision of $100 (after tax) for the estimated loss on disposal of the discontinued operations and an additional provision of $20 to reflect the cumulative effect on deferred taxes of the 1993 federally mandated increase in income tax rates. Income from discontinued operations to June 1, 1993, was $38, net of $15 in income taxes. Income from discontinued operations subsequent to June 1, 1993, is being deferred and was included within the provision for loss on disposal of the capital assets segment.

    Effective January 1, 1995, the capital assets segment will be accounted for in accordance with Staff Accounting Bulletin No. 93, issued by the Commission, which requires discontinued operations not disposed of within one year of the measurement date to be accounted for prospectively in continuing operations as a net investment in assets held for sale. The net realizable value of the assets will be reevaluated on an ongoing basis with adjustments to the existing reserve, if any, being charged to continuing operations.

    The accounting change in 1992 relates to two accounting standards issued by the Financial Accounting Standards Board. The first is SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions," which mandates that employers reflect in their current expenses an accrual for the cost of providing retirement medical and life insurance benefits to current and future retirees. Prior to 1992, the Media Group, like most businesses, recognized these costs as they were paid. The Media Group also adopted SFAS No. 112, "Employers' Accounting for Postemployment Benefits." SFAS No. 112 requires that employers accrue for the estimated costs of benefits, such as workers' compensation and disability, provided to former or inactive employees who are not eligible for retirement. Adoption of SFAS Nos. 106 and 112 resulted in a one-time, non-cash charge against 1992 earnings of $48, net of tax, including $3 related to SFAS No. 112.

    INCOME FROM CONTINUING OPERATIONS

                                                                              PERCENT                             INCREASE
                                                                             OWNERSHIP      1993       1992      (DECREASE)
                                                                           -------------  ---------  ---------  -------------
Consolidated:
  Multimedia content and services (1)....................................          100    $     220  $     225    $      (5)
  Wireless communications (2)............................................          100          (43)       (17)         (26)
Unconsolidated equity investments:
  Time Warner Entertainment Company, L.P.................................         25.5(3)       (19)    --              (19)
  TeleWest Communications plc............................................         50.0          (21)       (13)          (8)
  Mercury One-2-One......................................................         50.0          (22)        (9)         (13)
Other (4)................................................................                       (30)       (40)          10
                                                                                          ---------  ---------          ---
Income from continuing operations........................................                 $      85  $     146    $     (61)
                                                                                          ---------  ---------          ---
                                                                                          ---------  ---------          ---

------------------------
(1)  Includes a 1993 restructuring charge of $31.
(2)  Includes a 1993 restructuring charge of $45.
(3) Percent ownership represents pro rata priority capital and residual equity interests.
(4)  Includes other unconsolidated equity investments and divisional expenses.

                                     VII-34

    MULTIMEDIA CONTENT AND SERVICES. In 1993, multimedia content and services income increased $26, or 11.6 percent, excluding the effects of the 1993 restructuring charge of $31. The increase in income was primarily due to the effects of pricing, product enhancements and the effect of improved marketing programs on Yellow Pages business volume, partially offset by higher operating costs, including costs related to new product development. The divestiture of nonstrategic lines of business also contributed to improvement in income.

    WIRELESS COMMUNICATIONS. Cellular losses decreased by $19 in 1993, excluding the $45 restructuring charge. The improvement in cellular operations is due to the continued expansion of the customer base, to 601,000 subscribers in 1993, a 45 percent increase over 1992. Cellular service EBITDA increased by $45, or 55 percent, over 1992.

    OPERATING RESULTS OF UNCONSOLIDATED EQUITY INVESTMENTS. In 1993, losses related to equity investments increased as a result of the 1993 TWE investment, expansion of the customer base at Mercury One-2-One and build out of the network at TeleWest.

    SALES AND OTHER REVENUES

                                                                                              INCREASE
                                                                                             ----------
                                                                              1993    1992    $     %
                                                                             ------  ------  ----  ----
Multimedia content and services:
  Domestic.................................................................  $  949  $  949  $--    --
  International............................................................       7    --       7   --
                                                                             ------  ------  ----  ----
                                                                                956     949     7   0.7
                                                                             ------  ------  ----  ----
Wireless communications:
  Cellular service (1).....................................................     443     350    93  26.6
  Cellular equipment (1)...................................................      63      45    18  40.0
  Paging sales and services................................................      55      47     8  17.0
  Adjustment (1)...........................................................    --       (35)   35   --
                                                                             ------  ------  ----  ----
                                                                                561     407   154  37.8
                                                                             ------  ------  ----  ----
Other......................................................................      32      28     4  14.3
                                                                             ------  ------  ----  ----
Sales and other revenues...................................................  $1,549  $1,384  $165  11.9
                                                                             ------  ------  ----  ----
                                                                             ------  ------  ----  ----

------------------------
(1) Prior to 1993, managed rural markets were accounted for under the equity method. Beginning in 1993, these interests were consolidated. 1992 sales and other revenues for cellular service and equipment are reflected on a comparable basis with 1993.

    MULTIMEDIA CONTENT AND SERVICES. Domestic revenues were unchanged over 1992. Yellow Pages revenues increased approximately $42, or 4.8 percent in 1993, primarily as a result of price increases. Volume of Yellow Pages directory advertising was essentially flat in 1993. The effect of the divestiture of nonstrategic businesses offset growth in Yellow Pages revenue.

    International publishing revenue is attributable to the start of U S WEST Polska operations in 1993.

    WIRELESS COMMUNICATIONS. The increase in cellular service revenues in 1993 resulted from the 45 percent increase in subscribers as compared to 1992. This growth reflects increased penetration and a migration to the retail distribution channel. Average cellular revenue declined 5.6 percent to approximately $76 per subscriber, per month.

    Cellular equipment revenues increased primarily due to a 50 percent increase in gross customer additions, with a higher percentage of those customers purchasing equipment than in 1993. This increase was partially offset by a 25 percent decline in the average selling price of wireless phones, primarily the result of lower unit costs from manufacturers being passed on to consumers.

                                     VII-35

    COSTS OF SALES AND OTHER REVENUES

                                                                                                        INCREASE (DECREASE)
                                                                                                        --------------------
                                                                                    1993       1992         $          %
                                                                                  ---------  ---------  ---------  ---------
Multimedia content and services:
  Domestic......................................................................  $     317  $     333  $     (16)      (4.8)
  International.................................................................          6     --              6     --
                                                                                  ---------  ---------        ---  ---------
                                                                                        323        333        (10)      (3.0)
                                                                                  ---------  ---------        ---  ---------
Wireless communications:
  Cost of cellular service (1)..................................................         58         49          9       18.4
  Cost of cellular equipment (1)................................................         64         43         21       48.8
  Cost of paging sales & service................................................         12         10          2       20.0
  Adjustment (1)................................................................     --            (10)        10     --
                                                                                  ---------  ---------        ---  ---------
                                                                                        134         92         42       45.7
                                                                                  ---------  ---------        ---  ---------
Costs of sales and other revenues...............................................  $     457  $     425  $      32        7.5
                                                                                  ---------  ---------        ---  ---------
                                                                                  ---------  ---------        ---  ---------

------------------------
(1) Prior to 1993, managed rural markets were accounted for under the equity method. Beginning in 1993, these interests were consolidated. 1992 costs of sales for cellular service and equipment are reflected on a comparable basis with 1993.

    MULTIMEDIA CONTENT AND SERVICES. Cost of domestic publishing operations decreased $26 as a result of the sale of certain publishing operations in 1993, which more than offset increased directory production costs resulting from general inflationary effects.

    International publishing costs reflect the start of U S WEST Polska operations in 1993.

    WIRELESS COMMUNICATIONS. Land-line telecommunication charges increased by $3 and network maintenance expenses increased by $4 in 1993 due primarily to additional network usage and expansion of the wireless network. Billing expenses increased by approximately $2, due primarily to the increased customer base.

    Cost of wireless equipment increased in proportion to equipment revenues in 1993. Higher equipment sales were primarily due to 50 percent higher gross customer additions, with a higher percentage of those customers purchasing equipment than in 1992, offset by a 25 percent decline in the average unit cost of equipment from the manufacturer.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

                                                                                                        INCREASE (DECREASE)
                                                                                                        --------------------
                                                                                    1993       1992         $          %
                                                                                  ---------  ---------  ---------  ---------
Multimedia content and services
  Domestic......................................................................  $     207  $     226  $     (19)      (8.4)
  International.................................................................          4     --              4     --
                                                                                  ---------  ---------        ---  ---------
                                                                                        211        226        (15)      (6.6)
Wireless communications (1).....................................................        283        242         41       16.9
  Adjustment (1)................................................................     --            (21)        21     --
Other...........................................................................        113        102         11       10.8
                                                                                  ---------  ---------        ---  ---------
Total...........................................................................  $     607  $     549  $      58       10.6
                                                                                  ---------  ---------        ---  ---------
                                                                                  ---------  ---------        ---  ---------

------------------------
(1) Prior to 1993, managed rural markets were accounted for under the equity method. Beginning in 1993, these interests were consolidated. 1992 selling, general and administrative costs for cellular service and equipment are reflected on a comparable basis with 1993.

                                     VII-36

    MULTIMEDIA CONTENT AND SERVICES. General and administrative expenses related to domestic multimedia content and services operations decreased $19 in 1993, of which $13 related to the disposition of nonstrategic businesses. A reduction of $9 in bad debt expense, also related to the disposition of nonstrategic businesses, contributed to the decrease. These expense reductions were partially offset by a net increase of $3 in other selling, general and administrative expenses.

    WIRELESS COMMUNICATIONS. Commissions paid to retailers increased by $26 in 1993, driven by the increase in gross customer additions. In 1993, the distribution strategy was shifted to focus on retail channels as opposed to in-house sales. In-house sales costs increased by approximately $8 in 1993 due to higher customer adds, partially offset by the shift to retail channels. An increase in other general and administrative costs of approximately $14, resulting from the effects of business growth and general inflation, were partially offset by a $7 reduction in reserves related to bad debts.

    OTHER. Other selling, general and administrative expenses increased in 1993 as a result of growth in international operations.

    DEPRECIATION AND AMORTIZATION

                                                                                                         INCREASE (DECREASE)
                                                                                                         --------------------
                                                                                     1993       1992         $          %
                                                                                   ---------  ---------  ---------  ---------
Wireless Communications..........................................................  $     104  $      89  $      15       16.9
Multimedia content and services..................................................         16         15          1        6.7
Other............................................................................          7         18        (11)     (61.1)
                                                                                   ---------  ---------        ---  ---------
Total............................................................................  $     127  $     122  $       5        4.1
                                                                                   ---------  ---------        ---  ---------
                                                                                   ---------  ---------        ---  ---------

    Depreciation and amortization increased principally due to a higher depreciable asset base in both wireless and multimedia content and services operations. Other depreciation and amortization declined primarily as a result of a change in sharing arrangements with international strategic partners.

    RESTRUCTURING CHARGES

    The Media Group's 1993 financial results reflect $120 of restructuring charges (pretax). The charges include only specific, incremental and direct costs which can be estimated with reasonable accuracy and are clearly identifiable with the related plan. The related Restructuring Plan is designed to provide faster, more responsive customer services, while reducing the costs of providing these services, and to implement new technology to improve cellular call quality, increase capacity and expand services.

    In connection with the wireless business, the Media Group replaced substantially all of the cellular network equipment, consisting primarily of cell site electronics and switching equipment in certain of its major market areas. The Media Group recorded a pretax charge of $65, net of a minority interest component of $5, to record the displaced equipment at net realizable value.

    In connection with the content and services operations, systems development costs of $40 (pretax) were recorded to replace existing, single-purpose systems used in directory publishing with new systems designed to provide integrated, end-to-end customer service. Other restructuring costs aggregating $15 consist primarily of employee separation costs including severance payments, health care coverage and postemployment education benefits and relocation costs. The restructuring will occur over a 3-year period ending in 1996. The unused portion of the reserve at December 31, 1994, is $40.

    INTEREST EXPENSE AND OTHER

    Interest expense increased by $12, primarily as a result of incremental financing costs associated with the September 1993 TWE investment. U S WEST's average borrowing cost decreased to 6.7 percent in 1993 from 7.7 percent in 1992.

                                     VII-37

    Equity losses related to developing businesses increased by $31, primarily due to start-up costs related to the build out of the network at TeleWest and costs related to the expansion of the customer base at Mercury One-2-One.

    Other income decreased by $12, primarily due to other costs related to international operations.

    PROVISION FOR INCOME TAXES

                                                                       DECREASE
                                                                     ------------
                                                     1993    1992     $      %
                                                    ------   -----   ----  ------
Provision for income taxes........................  $  61    $105    $(44)  (41.9)
Effective tax rate................................   41.8%   41.8%    --     --

    The effective tax rate is significantly impacted by state and foreign taxes on the Media Group Combined Financial Statements. See "-- Media Group -- Combined Financial Statements -- Note 18: Income Taxes."

LIQUIDITY AND CAPITAL RESOURCES

    OPERATING ACTIVITIES

    During the first half of 1995, cash provided by operating activities of the Media Group increased by $116 as compared to the first half of 1994. Cash provided by operating activities in the first half of 1995 includes an income tax payment of approximately $60 related to the 1994 sale of the Media Group's joint venture interest in TeleWest and an additional payment of $14 related to prior periods. Adjusted for these payments, operating cash flow of the Media Group increased by $190. Growth in operating cash flow from wireless communication services and the acquisition of the Atlanta Cable systems contributed to the increase.

    Cash provided by operating activities of the Media Group increased by $60 in 1994 and $29 in 1993 due to expansion of the wireless communications business. Cash flow from wireless operations will continue to increase as the customer base expands. Operating cash flow from multimedia content and services operations has been impacted by expenditures related to development and introduction of new products. Growth in operating cash flow from multimedia content and services operations will be limited as the Media Group continues to invest in growth initiatives.

    The Media Group expects that cash from operations will not be adequate to fund expected cash requirements in the foreseeable future. Additional financing will primarily come from a combination of new debt and equity. The Media Group will also continue to employ strategic alliances in executing its business strategies.

    INVESTING ACTIVITIES

    Total capital expenditures of the Media Group were $172 in the first half of 1995 compared to $109 in the first half of 1994, the majority of which were devoted to the enhancement and expansion of the cellular network.

    Total capital expenditures of the Media Group were $343 in 1994, $215 in 1993 and $169 in 1992, the majority of which were devoted to the enhancement and expansion of the cellular network. As the cellular customer base expands, additional capital expenditures will be required to increase network coverage and capacity. The implementation of digital technology will also require additional capital outlays. Cellular operating cash flow will not be sufficient to cover these future requirements, which will be met through the operating cash flows of other Media Group businesses or through incremental borrowing. Capital expenditures in 1995 are expected to approximate $500, of which 65 percent relates to the cellular business.

    Significant investing activities of the Media Group also include acquisitions and equity investments in international ventures. The cash investment related to the December 1994 acquisition of the Atlanta Systems was $745, obtained through short-term borrowing. The Media Group invested approximately $444 in developing international businesses in 1994, including the acquisition of

                                     VII-38

Thomson Directories. The Media Group anticipates that investments in international ventures will approximate $400 in 1995, of which approximately $290 was invested during the first half of 1995 in developing international businesses, primarily in Malaysia, the Czech Republic and at Mercury One-2-One in the U.K.

    In March 1995, PCS PrimeCo was awarded PCS licenses in 11 markets. The Media Group's share of the cost of the licenses was $268, all of which was funded by June 30, 1995. Under the PCS PrimeCo partnership agreement, the Company is required to fund 25 percent of PCS PrimeCo's operating and capital costs, including licensing costs. The Company anticipates that its total funding obligations to PCS PrimeCo during the next four years will be significant.

    At June 30, 1995, the Company guaranteed debt in the principal amount of approximately $160 primarily related to international wireless ventures. In July 1995, an additional guarantee of approximately $220 was entered into related to a partnership formed to purchase the city of Amsterdam's cable network in the Netherlands.

    In 1994, the Media Group received cash proceeds of $143 from the sale of its paging operations. In 1993, cash proceeds of $30 were received from the sale of certain nonstrategic lines of business. The Media Group did not receive cash from the partial sale of its joint venture interest in TeleWest. All proceeds from the sale will be used by TeleWest for general business purposes, including financing construction and operations costs, and repaying debt.

    FINANCING ACTIVITIES

    Debt increased by $519 at June 30, 1995, from December 31, 1994, primarily due to new investments in international ventures, cash funding of the PCS licenses and a $250 reclassification of debt to continuing operations from net investment in assets held for sale. These increases were offset by reductions of debt related to the investment in TWE. Excluding debt included in net investment in assets held for sale, the Media Group's percentage of debt to total capital at June 30, 1995 was 34.2 percent compared to 30.1 percent at December 31, 1994. Including debt related to net investment in assets held for sale, the Media Group's percentage of debt to total capital was 42.4 percent at June 30, 1995, and December 31, 1994, respectively.

    Debt increased by $288 compared to 1993, primarily due to the acquisition of the Atlanta Systems, partially offset by reductions in debt related to the investment in TWE. The Media Group's year-end 1994 percent of debt to total capital was 30.1 percent compared to 32.7 percent at December 31, 1993. Including debt related to discontinued operations, the percent of debt to total capital was 42.4 percent, and 49.1 percent at December 31, 1994 and 1993, respectively. The decrease in the percent of debt to total capital is primarily attributable to higher earnings and the issuance of equity, of which $459 related to the acquisition of the Atlanta Systems, which more than offset additional debt incurred.

    U S WEST maintains short-term lines of credit aggregating approximately $1.3 billion, which is available to both the Media Group and the nonregulated subsidiaries of the Communications Group in accordance with their borrowing needs. Under registration statements filed with the Commission, as of December 31, 1994, U S WEST is permitted to issue up to approximately $1.5 billion available to both the Media Group and the non-regulated subsidiaries of the Communications Group. U S WEST also maintains a commercial paper program to finance short-term cash flow requirements, as well as to maintain a presence in the short-term debt market.

    Cash to the discontinued capital assets segment of $101 in 1994 primarily reflects the payment of debt, net of $154 in proceeds from the sale of 8.1 million shares of FSA stock. Debt related to discontinued operations decreased by $213 in 1994. See "-- Media Group -- Combined Financial Statements -- Note 20: Net Assets of Discontinued Operations." For financial reporting purposes this debt is netted against the related assets.

                                     VII-39

    The Media Group reinvests earnings, if any, for future growth and does not expect to pay dividends on the Media Stock in the foreseeable future.

    The Media Group from time to time engages in discussions regarding acquisitions. The Company may fund any such acquisitions, if consummated, with internally generated funds, debt or equity. The incurrence of indebtedness to fund such acquisitions and/or the assumption of indebtedness in connection with such acquisitions could result in a downgrading of the Company's credit rating.

    Financing activities for the Communications Group and the Media Group, including the investment of surplus cash, the issuance, repayment and repurchase of short-term and long-term debt, and the issuance and repurchase of preferred securities, will be managed by the Company on a centralized basis. Notwithstanding such centralized management, financing activities for U S WEST Communications will be separately identified and accounted for in the Company's records and U S WEST Communications will continue to conduct its own borrowing activities. All debt incurred and investments made by the Company and its subsidiaries would be specifically allocated to and reflected on the financial statements of the Media Group except that debt incurred and investments made by the Company and its subsidiaries on behalf of the Non-Regulated Communications Businesses and all debt incurred and investments made by U S WEST Communications would be specifically allocated to and reflected on the financial statements of the Communications Group. Debt incurred by the Company or a subsidiary on behalf of a Group would be charged to such Group at the borrowing rate of the Company or such subsidiary.

    During the first half of 1995, the Media Group received a $132 transfer of equity from the Communications Group. Following implementation of the Recapitalization Proposal, the Company does not intend to transfer funds between the Groups, except for certain short-term ordinary course advances of funds at market rates associated with the Company's centralized cash management. Such short-term transfers of funds will be accounted for as short-term loans between the Groups bearing interest at the market rate at which management determines the borrowing Group could obtain funds on a short-term basis. If the Board, in its sole discretion, determines that a transfer of funds between the Groups should be accounted for as a long-term loan, the Board would establish the terms on which such loan would be made, including the interest rate, amortization schedule, maturity and redemption terms. Such terms would generally reflect the then prevailing terms upon which management determines such Group could borrow funds on a similar basis. The financial statements of the lending Group will be credited, and the financial statements of the borrowing Group will be charged, with the amount of any such loan, as well as with periodic interest accruing thereon. The Board may determine that a transfer of funds from the Communications Group to the Media Group should be accounted for as an equity contribution, in which case an Inter-Group Interest (determined by the Board based on the then current Market Value of shares of Media Stock) will either be created or increased, as applicable. Similarly, if an Inter-Group Interest exists, the Board may determine that a transfer of funds from the Media Group to the Communications Group should be accounted for as a reduction in the Inter-Group Interest.

    RISK MANAGEMENT

    The Media Group is exposed to market risks arising from changes in interest rates and foreign exchange rates. Derivative financial instruments are used to manage these risks. The Company does not use derivative financial instruments for trading purposes.

    INTEREST RATE RISK MANAGEMENT The objective of the interest rate risk management program is to minimize the total cost of debt. To meet this objective the Company uses risk reducing and risk adjusting strategies. Interest rate swaps are used to adjust the risks of the debt portfolio on a consolidated basis by varying the ratio of fixed- to floating-rate debt. The market value of the debt portfolio and its risk adjusting derivative instruments are monitored and compared to predetermined benchmarks to evaluate the effectiveness of the risk management program.

                                     VII-40

    Notional amounts of interest rate swaps outstanding at December 31, 1994, were $850 with various maturities that extend to 2004. The estimated effect of the Company's interest rate derivative transactions was to adjust the level of fixed-rate debt of the Media Group from 68.2 percent to 70.5 percent of the total debt portfolio (including continuing and discontinued operations).

    FOREIGN EXCHANGE RISK MANAGEMENT The Company has entered into forward and option contracts to manage the market risks associated with fluctuations in foreign exchange rates after considering offsetting foreign exposures among international operations. The use of forward and option contracts allows the Company to fix or cap the cost of firm foreign investment commitments in countries with freely convertible currencies. The market values of the foreign exchange positions, including the hedging instruments, are continuously monitored and compared to predetermined levels of acceptable risk.

    Notional amounts of foreign exchange forward and option contracts in British pounds outstanding at December 31, 1994, were $170, with maturities within one year. Cumulative deferred credits and charges associated with forward and option contracts of $7 and $25, respectively, are recorded in Media Group equity.

    At December 31, 1994, the Media Group had a British pound-denominated receivable from a wholly owned United Kingdom subsidiary in the translated principal amount of $48 that is subject to foreign exchange risk. This position is hedged in 1995.

DISPOSITION OF THE CAPITAL ASSETS SEGMENT

    U S WEST announced a plan of disposition of the capital assets segment in June 1993. " -- See Media Group -- Combined Financial Statements -- Note 20: Net Investment in Assets Held for Sale." In December 1993, U S WEST sold $2.0 billion of finance receivables and the business of U S WEST Financial Services, Inc. to NationsBank Corporation. Proceeds from the sale of $2.1 billion were used to repay related debt. Additionally, U S WEST Real Estate sold five properties in 1993 for proceeds of approximately $66.

    During 1994, U S WEST reduced its ownership interest in FSA, a member of the capital assets segment, to 60.9 percent, and its voting interest to 49.8 percent through a series of transactions. In May and June 1994, U S WEST sold 8.1 million shares of FSA, including 2 million shares sold to Fund American, in an initial public offering of FSA common stock at $20 per share. U S WEST received $154 in net proceeds from the offering. On September 2, 1994, U S WEST issued to Fund American 50,000 shares of cumulative redeemable preferred stock for a total of $50. Fund American's voting interest in FSA is 21.0 percent, achieved through a combination of direct share ownership of common and preferred FSA shares and a voting trust agreement with U S WEST. Fund American has a right of first offer and a call right to purchase from U S WEST up to 9.0 million shares, or approximately 57 percent, of outstanding FSA stock held by U S WEST. U S WEST currently anticipates its ownership will be further reduced by 1996.

    During 1994, U S WEST Real Estate, Inc. sold 12 buildings, six parcels of land and other assets for approximately $327. In the first half of 1995, U S WEST Real Estate, Inc. sold two properties for proceeds of $47. The sales were in line with Company estimates. U S WEST has completed all construction of existing buildings in the commercial real estate portfolio and expects to substantially complete the liquidation of its portfolio by 1998. The remaining balance of assets subject to sale is approximately $569, net of reserves, at June 30, 1995. The Company believes its reserves related to discontinued operations are adequate.

    Effective January 1, 1995, the capital assets segment will be accounted for in accordance with Staff Accounting Bulletin No. 93, issued by the Commission, which requires discontinued operations not disposed of within one year of the measurement date to be accounted for prospectively in continuing operations as a net investment in assets held for sale. The net realizable value of the assets will be reevaluated on an ongoing basis with adjustments to the existing reserve, if any, being charged to continuing operations.

                                     VII-41

REGULATION

    On April 28, 1995, the divestiture Court waived the Court's restriction on the RBOCs provision of wireless long-distance service. The ruling contained a number of provisions, including a requirement that local cellular markets be competitive before long-distance services can be offered. The ruling positions the Media Group to begin offering long-distance network services through NewVector.

    In September 1994, the DOJ granted U S WEST's request for two MFJ waivers relating to its TWE investment and the Atlanta Systems. The waivers will allow the Media Group to provide video and information services across LATA boundaries in the Atlanta Systems and TWE service areas. The waivers also will allow the Media Group to participate in limited manufacturing and the provision of equipment through its partnership in TWE.

    The Media Group's operations are subject to regulation by various local, state and federal agencies. Additionally, the ability of the Media Group to offer certain services, including local telephone exchange services, will require the removal of state and local barriers which prevent cable operators and others from providing local exchange service in competition with local exchange carriers. For a detailed discussion of regulatory issues, see " -- Media Group -- Description of Business -- Regulation."

SELECTED PROPORTIONATE FINANCIAL DATA

    The following table shows the entities included in the Media Group Combined Financial Statements and the percent ownership by industry segment. The proportionate financial and operating data for these entities are summarized in the proportionate data table that follows:

                                                                               MULTIMEDIA CONTENT AND
            CABLE AND TELECOMMUNICATIONS      WIRELESS COMMUNICATIONS                 SERVICES
           ------------------------------  ------------------------------  ------------------------------
              DOMESTIC     INTERNATIONAL      DOMESTIC     INTERNATIONAL      DOMESTIC     INTERNATIONAL
           --------------  --------------  --------------  --------------  --------------  --------------
    C
    O
    N
    S                                                                                         Thomson
    O                                                                                       Directories
    L         Atlanta                        NewVector                       Marketing          100%
    I         Systems                         84% (1)                        Resources        U S WEST
    D           100%                                                            100%           Polska
    A                                                                                           100%
    T
    E
    D
                                                              Mercury
                                                             One-2-One
                                                                50%
    E                         TeleWest                         Westel
    Q                          37.8%                        Radiotelefon
    U           TWE           TeleWest                          49%
    I          25.51%          Europe                        Westel 900
    T                           50%                             44%
    Y                                                      EuroTel Czech
                                                              & Slovak
                                                               24.5%

The above table and the selected proportionate financial data that follows exclude certain international and domestic investments (collectively not material) for which the Media Group does not receive timely detailed income statements.

(1) Proportionate information reflects an approximate 16 percent minority interest in NewVector's underlying operations.

                                     VII-42

    The following table is not required by GAAP or intended to replace the Combined Financial Statements prepared in accordance with GAAP. It is presented supplementally because the Company believes that proportionate financial and operating data facilitate the understanding and assessment of its Combined Financial Statements. The following table includes allocations of Media Group corporate activity. The table does not reflect financial data of the capital assets segment, which had net assets of $422 at June 30, 1995 and $302 at December 31, 1994. THE FINANCIAL INFORMATION INCLUDED BELOW DEPARTS MATERIALLY FROM GAAP BECAUSE IT AGGREGATES THE REVENUES AND OPERATING INCOME OF ENTITIES NOT CONTROLLED BY THE MEDIA GROUP WITH THOSE OF THE CONSOLIDATED OPERATIONS OF THE MEDIA GROUP.

                                     CABLE AND TELECOMMUNICATIONS   WIRELESS COMMUNICATIONS     MULTIMEDIA CONTENT AND     TOTAL
                                                                                                       SERVICES           --------
SIX MONTHS ENDED                     ----------------------------   ------------------------   ------------------------
 JUNE 30, 1995                       DOMESTIC (1)(2) INTERNATIONAL  DOMESTIC   INTERNATIONAL   DOMESTIC   INTERNATIONAL
-----------------------------------  ------------   -------------   --------   -------------   --------   -------------
FINANCIAL DATA (MILLIONS):
  Revenues.........................     $1,251          $ 56          $361         $ 134         $524         $ 44        $ 2,370
  Operating expenses...............        973            79           249           159          313           48          1,821
  Depreciation and amortization....        201            19            50            22           13            5            310
  Operating income (loss)..........         77           (42)           62           (47)         198           (9)           239
  Net income (loss)................        (32)          (13)           31           (60)         119           (5)            40

OPERATING DATA (THOUSANDS):
  EBITDA (millions) (3)............     $  278          $(23)         $112         $ (25)        $211         $ (4)       $   549
  Subscribers/Customers............      2,887           237           988           241         --          --             4,353
  Advertisers......................     --             --             --          --              472          161            633
  Homes passed.....................      4,550           646          --          --             --          --             5,196
  POPs (4).........................     --             --           33,200        38,300         --          --            71,500
  Telephone lines..................     --                93          --          --             --          --                93


SIX MONTHS ENDED
 JUNE 30, 1994
-----------------------------------
FINANCIAL DATA (MILLIONS):
  Revenues.........................     $1,023          $ 43          $313         $  69         $490         $ 11        $ 1,949
  Operating expenses...............        803            63           236            92          280           13          1,487
  Depreciation and amortization....        151            15            41            17           12            1            237
  Operating income (loss)..........         69           (35)           36           (40)         198           (3)           225
  Income (loss) from continuing
   operations......................        (14)          (18)           54           (35)         130           (2)           115

OPERATING DATA (THOUSANDS):
  EBITDA (millions) (3)............     $  220          $(20)         $ 77         $ (23)        $210         $ (2)       $   462
  Subscribers/Customers............      1,853           225           624            90         --          --             2,792
  Advertisers......................     --             --             --          --              464          120            584
  Homes passed.....................      3,092           588          --          --             --          --             3,680
  POPs (4).........................     --             --           18,500        38,300         --          --            56,800
  Telephone lines..................     --                58          --          --             --          --                58

                       (see footnotes on following page)

                                     VII-43

                                     CABLE AND TELECOMMUNICATIONS   WIRELESS COMMUNICATIONS     MULTIMEDIA CONTENT AND
                                                                                                       SERVICES            TOTAL
                                     ----------------------------   ------------------------   ------------------------   --------
YEAR ENDED 1994                      DOMESTIC (1)(2) INTERNATIONAL  DOMESTIC   INTERNATIONAL   DOMESTIC   INTERNATIONAL
-----------------------------------  ------------   -------------   --------   -------------   --------   -------------
FINANCIAL DATA (MILLIONS):
  Revenues.........................     $2,386          $ 85          $634         $ 186        1$,005        $ 79        $ 4,375
  Operating expenses...............      1,854           127           485           254          592           77          3,389
  Depreciation and amortization....        383            31            80            35           24           10            563
  Operating income (loss)..........        149           (73)           69          (103)         389           (8)           423
  Income (loss) from continuing
   operations (5)..................        (53)          (40)           30           (68)         251           (4)           116
  Debt (6).........................     --             --             --          --             --          --             3,865

OPERATING DATA (THOUSANDS):
  EBITDA (millions)(3).............     $  532          $(42)         $149         $ (68)        $413         $  2        $   986
  Subscribers/Customers............      2,407           226           817           169         --          --             3,619
  Advertisers......................     --             --             --          --              468          147            615
  Homes passed.....................      3,952           576          --          --             --          --             4,528
  POPs (4).........................     --             --           18,900        38,300         --          --            57,200
  Telephone lines..................     --                69          --          --             --          --                69


YEAR ENDED 1993
-----------------------------------
FINANCIAL DATA (MILLIONS):
  Revenues.........................     $2,048          $ 59          $432         $  78         $958         $  7        $ 3,582
  Operating expenses...............      1,611           101           331           126          540           10          2,719
  Depreciation and amortization....        301            22            76             5           21        --               425
  Operating income (loss)..........        136           (64)           25           (53)         397           (3)           438
  Income (loss) from continuing
   operations (5)..................         (6)          (49)           (2)          (22)         252           (3)           170
  Debt (6).........................     --             --             --          --             --          --             3,492

OPERATING DATA (THOUSANDS):
  EBITDA (millions)(3).............     $  437          $(42)         $101         $ (48)        $418           (3)       $   863
  Subscribers/Customers............      1,837           215           509            41         --          --             2,602
  Advertisers......................     --             --             --          --              459           25            484
  Homes passed.....................      3,061           524          --          --             --          --             3,585
  POPs (4).........................     --             --           18,200        38,300         --          --            56,500
  Telephone lines..................     --                44          --          --             --          --                44

------------------------------
(1) The proportionate results are based on the Media Group's 25.51 percent pro rata priority and residual equity interests in reported TWE results. The reported TWE results are prepared in accordance with GAAP and have not been adjusted to report TWE investments accounted for under the equity method on a proportionate basis. The Media Group's share of TWE results on a proportionate basis do not necessarily reflect the Media Group's recorded share of income due to special allocations of income stipulated by the TWE Partnership Agreement and the amortization of the excess of fair market value over the book value of the partnership net assets. As a result of this special income allocation and amortization, the Media Group's recorded pretax share of TWE operating results was ($11) and ($6) for the six months ended June 30, 1995 and 1994, and ($18) and ($20) for 1994 and 1993,
     respectively.
(2) Although the TWE and Atlanta Systems acquisitions occurred within 1993 and 1994, for comparability in reporting 1993 proportionate results include 12 months of TWE activity and 1994 proportionate results include 12 months of activity for the Atlanta Systems. June 30, 1994 results do not include activity for the Atlanta Systems.
(3) Proportionate EBITDA represents the Media Group's equity interest in the entities multiplied by the entity's EBITDA. As such, proportionate EBITDA does not represent cash available to the Media Group. The Media Group considers EBITDA an important indicator of the operational strength and performance of its businesses. EBITDA, however, should not be considered as an alternative to operating or net income as an indicator of the performance of the Media Group's businesses or as an alternative to cash flows from operating activities as a measure of liquidity, in each case determined in accordance with GAAP.
(4) Wireless Communications -- International includes 29,000 POP's representing the total POP's to be achieved upon completion of the build-out of Mercury One-2-One's PCS network. As of June 30, 1995, Mercury One-2-One's network reached 30% of the population. June 30, 1995, data also includes 14,300 POPs related to the March 1995 acquisition of domestic PCS licenses.
(5) See the Supplementary Selected Proportionate Financial Data schedule to the Media Group Combined Financial Statements for a reconciliation of the proportionate amount of income from continuing operations to the amount reported on a GAAP basis.
(6) See Note 5 to the Media Group Combined Financial Statements for additional information regarding the obligations inherent in the capital structure of the TWE partnership. Included in debt is the Company's proportionate share of TWE external debt of $1,835 and $1,824 in 1994 and 1993, respectively.

                                     VII-44

                                  MEDIA GROUP
                     INDEX TO COMBINED FINANCIAL STATEMENTS

Report of Independent Accountants..................................................     VII-46

Financial Statements for the Six Months Ended June 30, 1995 and 1994 (unaudited) and for the Years Ended December 31, 1994, 1993 and 1992

  Combined Statements of Operations................................................     VII-47

  Combined Balance Sheets..........................................................     VII-48

  Combined Statements of Cash Flows................................................     VII-49

  Notes to Combined Financial Statements...........................................     VII-50

                                     VII-45

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and
Shareowners of U S WEST, Inc.:

    We have audited the Combined Balance Sheets of U S WEST Media Group (as described in Note 1) as of December 31, 1994 and 1993 and the related Combined Statements of Operations and Cash Flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of U S WEST, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of U S WEST Media Group as of December 31, 1994 and 1993, and the combined results of its operations and its cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

    As more fully discussed in Note 1, the Combined Financial Statements of U S WEST Media Group should be read in connection with the audited Consolidated Financial Statements of U S WEST, Inc.

    As discussed in Note 17 to the Combined Financial Statements, U S WEST Media Group changed its method of accounting for postretirement benefits other than pensions and other postemployment benefits in 1992.

    We have also audited the Supplementary Selected Historical Proportionate Results of Operations for the years ended December 31, 1994 and 1993 presented on Page VII-80. We did not audit the pro forma adjustments or the pro forma proportionate amounts. As described on Page VII-80, the Supplementary Selected Historical Proportionate Results of Operations have been prepared by management to present relevant financial information that is not provided by the consolidated financial statements and is not intended to be a presentation in accordance with generally accepted accounting principles.

    In our opinion, the Supplementary Selected Historical Proportionate Results of Operations referred to above presents fairly, in all material respects, the information set forth therein on the basis of accounting described on Page VII-80.

COOPERS & LYBRAND L.L.P.

Denver, Colorado
May 12, 1995

                                     VII-46

                              U S WEST MEDIA GROUP
                       COMBINED STATEMENTS OF OPERATIONS

                                                                SIX MONTHS ENDED
                                                                    JUNE 30,
                                                                  (UNAUDITED)              YEAR ENDED DECEMBER 31,
                                                            ------------------------  ---------------------------------
                                                               1995         1994         1994        1993       1992
                                                            -----------  -----------  -----------  ---------  ---------
                                                                  (DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
Sales and other revenues..................................   $   1,121    $     877    $   1,908   $   1,549  $   1,384
Costs of sales and other revenues.........................         346          272          612         457        425
Selling, general and administrative expenses..............         430          336          763         607        549
Depreciation and amortization.............................         121           66          144         127        122
Restructuring charges.....................................      --           --           --             120     --
Interest expense..........................................          60           36           66          27         15
Equity losses in unconsolidated ventures..................          90           57          121          74         43
Gains on sales of assets:
  Partial sale of joint venture interest..................      --           --              164      --         --
  Paging assets...........................................      --               68           68      --         --
Other income -- net.......................................          18           30           46           9         21
                                                            -----------       -----   -----------  ---------  ---------
Income from continuing operations before income taxes.....          92          208          480         146        251
Provision for income taxes................................          52           93          204          61        105
                                                            -----------       -----   -----------  ---------  ---------
Income from continuing operations.........................          40          115          276          85        146
Discontinued operations:
  Estimated loss from June 1, 1993 through disposal, net
   of tax.................................................      --           --           --            (100)    --
  Income tax rate change..................................      --           --           --             (20)    --
  Income, net of tax (to June 1, 1993)....................      --           --           --              38        103
                                                            -----------       -----   -----------  ---------  ---------
Income before cumulative effect of change in accounting
 principles...............................................          40          115          276           3        249
Cumulative effect of change in accounting principles:
  Transition effect of change in accounting for
   postretirement benefits other than pensions and other
   postemployment benefits, net of tax....................      --           --           --          --            (48)
                                                            -----------       -----   -----------  ---------  ---------
Net income................................................          40          115          276           3        201
                                                            -----------       -----   -----------  ---------  ---------
Dividend on preferred stock...............................           2       --           --          --         --
                                                            -----------       -----   -----------  ---------  ---------
Earnings available after preferred stock dividend.........   $      38    $     115    $     276   $       3  $     201
                                                            -----------       -----   -----------  ---------  ---------
                                                            -----------       -----   -----------  ---------  ---------
Pro forma earnings per share of Media Stock (unaudited)...  $     0.08   $     0.26   $     0.61
                                                            -----------       -----   -----------
                                                            -----------       -----   -----------
Pro forma average shares of Media Stock outstanding
 (thousands) (unaudited)..................................  469,490          449,024  453,316

     The accompanying notes are an integral part of the Combined Financial
                                  Statements.

                                     VII-47

                              U S WEST MEDIA GROUP
                            COMBINED BALANCE SHEETS

                                                                                   JUNE 30,
                                                                                  (UNAUDITED)      DECEMBER 31,
                                                                                  -----------  --------------------
                                                                                     1995        1994       1993
                                                                                  -----------  ---------  ---------
                                                                                        (DOLLARS IN MILLIONS)
ASSETS
Current assets:
  Cash and cash equivalents.....................................................   $      44   $      93  $      72
  Accounts and notes receivable, less allowance for credit losses of $41, $33
   and $26, respectively........................................................         232         212        153
  Deferred directory costs......................................................         240         234        199
  Receivable from Communications Group..........................................          86         109         98
  Deferred tax asset............................................................          44          52         28
  Prepaid and other.............................................................          51          56         30
                                                                                  -----------  ---------  ---------
Total current assets............................................................         697         756        580
                                                                                  -----------  ---------  ---------
Property, plant and equipment -- net............................................       1,029         956        601
Investment in Time Warner Entertainment.........................................       2,510       2,522      2,552
Intangible assets -- net........................................................       1,872       1,858        514
Investment in international ventures............................................       1,131         881        477
Net investment in assets held for sale..........................................         422         302        554
Other assets....................................................................         559         119        168
                                                                                  -----------  ---------  ---------
Total assets....................................................................   $   8,220   $   7,394  $   5,446
                                                                                  -----------  ---------  ---------
                                                                                  -----------  ---------  ---------

LIABILITIES AND EQUITY
Current liabilities:
  Short-term debt...............................................................   $   1,959   $   1,229  $     394
  Accounts payable..............................................................         164         170        151
  Income taxes payable..........................................................         152          86     --
  Deferred revenue and customer deposits........................................          89          76         51
  Employee compensation.........................................................          38          54         58
  Other.........................................................................         260         318        266
                                                                                  -----------  ---------  ---------
Total current liabilities.......................................................       2,662       1,933        920
                                                                                  -----------  ---------  ---------
Long-term debt..................................................................         374         585      1,132
Deferred income taxes...........................................................         334         344     --
Postretirement and postemployment benefit obligations...........................          82          75         71
Deferred credits and other......................................................         133         119        121
Minority interests..............................................................          96          84         63

Preferred stock subject to mandatory redemption.................................          51          51     --
Media Group equity..............................................................       4,645       4,390      3,382
Company LESOP guarantee.........................................................        (157)       (187)      (243)
                                                                                  -----------  ---------  ---------
Total equity....................................................................       4,488       4,203      3,139
                                                                                  -----------  ---------  ---------
Total liabilities and equity....................................................   $   8,220   $   7,394  $   5,446
                                                                                  -----------  ---------  ---------
                                                                                  -----------  ---------  ---------

     The accompanying notes are an integral part of the Combined Financial
                                  Statements.

                                     VII-48

                              U S WEST MEDIA GROUP
                       COMBINED STATEMENTS OF CASH FLOWS

                                                                       SIX MONTHS ENDED
                                                                     JUNE 30, (UNAUDITED)      YEAR ENDED DECEMBER 31,
                                                                     --------------------  -------------------------------
                                                                       1995       1994       1994       1993       1992
                                                                     ---------  ---------  ---------  ---------  ---------
                                                                                     (DOLLARS IN MILLIONS)
OPERATING ACTIVITIES
Net income.........................................................  $      40  $     115  $     276  $       3  $     201
Adjustments to net income:
  Cumulative effect of change in accounting principles.............     --         --         --         --             48
  Restructuring charges............................................     --         --         --            120     --
  Depreciation and amortization....................................        121         66        144        127        122
  Gains on sales of assets:
    Partial sale of joint venture interest.........................     --         --           (164)    --         --
    Paging assets..................................................     --            (68)       (68)    --         --
  Equity losses in unconsolidated ventures.........................         90         57        121         74         43
  Discontinued operations..........................................     --         --         --             82       (103)
  Deferred income taxes and amortization of investment tax
   credits.........................................................          5         39        147        (34)         5
Changes in operating assets and liabilities:
  Restructuring payments...........................................         (8)    --            (10)    --             (6)
  Postretirement medical and life costs, net of cash fundings......          6          6          5         13         (8)
  Accounts and notes receivable....................................        (19)       (19)       (40)       (12)        18
  Deferred directory costs, prepaid and other......................        (16)       (45)       (52)       (33)        (1)
  Accounts payable and accrued liabilities.........................         47         34        137         85         30
Other -- net.......................................................         50         15         49        120         88
                                                                     ---------  ---------  ---------  ---------  ---------
Cash provided by operating activities..............................        316        200        545        545        437
                                                                     ---------  ---------  ---------  ---------  ---------
INVESTING ACTIVITIES
Expenditures for property, plant and equipment.....................       (172)      (109)      (343)      (215)      (169)
Investment in Time Warner Entertainment............................     --         --         --         (1,557)    --
Investment in Atlanta Systems......................................     --         --           (745)    --         --
Investment in international ventures...............................       (291)      (151)      (350)      (230)      (173)
Proceeds from sale of paging assets................................     --         --            143     --         --
Proceeds from disposals of property, plant and equipment...........     --         --         --              3         23
Cash (to) from net investment in assets held for sale..............        (37)    --         --         --         --
Other -- net.......................................................       (281)       (90)      (121)       (10)        91
                                                                     ---------  ---------  ---------  ---------  ---------
Cash (used for) investing activities...............................       (781)      (350)    (1,416)    (2,009)      (228)
                                                                     ---------  ---------  ---------  ---------  ---------
FINANCING ACTIVITIES
Net proceeds from short-term debt..................................        514         41        936     --              4
Repayments of long-term debt.......................................       (251)      (123)      (316)      (143)      (147)
Proceeds from issuance of preferred stock..........................     --         --             50     --         --
Proceeds from issuance of equity...................................         21        298        323        794     --
Equity transfer from Communications Group..........................        132     --         --         --         --
(Advance) repayment to/from Communications Group...................     --         --         --            153       (153)
                                                                     ---------  ---------  ---------  ---------  ---------
Cash provided by (used for) financing activities...................        416        216        993        804       (296)
                                                                     ---------  ---------  ---------  ---------  ---------
Cash provided by (used for) continuing operations..................        (49)        66        122       (660)       (87)
                                                                     ---------  ---------  ---------  ---------  ---------
Cash (to) from discontinued operations.............................     --             48       (101)       610       (237)
                                                                     ---------  ---------  ---------  ---------  ---------
CASH AND CASH EQUIVALENTS
Decrease (Increase)................................................        (49)       114         21        (50)      (324)
Beginning balance..................................................         93         72         72        122        446
                                                                     ---------  ---------  ---------  ---------  ---------
Ending balance.....................................................  $      44  $     186  $      93  $      72  $     122
                                                                     ---------  ---------  ---------  ---------  ---------
                                                                     ---------  ---------  ---------  ---------  ---------

     The accompanying notes are an integral part of the Combined Financial
                                  Statements.

                                     VII-49

                              U S WEST MEDIA GROUP
                     NOTES TO COMBINED FINANCIAL STATEMENTS
        FOR THE SIX MONTHS ENDED JUNE 30, 1995 AND 1994 (UNAUDITED) AND
              FOR THE YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992
                             (DOLLARS IN MILLIONS)

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
    The Board of Directors of U S WEST, Inc., a Colorado corporation ("U S WEST" or "Company") has adopted a proposal (the "Recapitalization Proposal") that would change the state of incorporation of the Company from Colorado to Delaware and create two classes of common stock that are intended to reflect separately the performance of the Company's telecommunications and multimedia businesses. Under the Recapitalization Proposal, shareholders of the Company will be asked to approve an Agreement and Plan of Merger between the Company and U S WEST, Inc., a Delaware corporation and wholly owned subsidiary of the Company ("U S WEST Delaware"), pursuant to which the Company would be merged (the "Merger") with and into U S WEST Delaware with U S WEST Delaware continuing as the surviving corporation. In connection with the Merger, the Certificate of Incorporation of U S WEST Delaware would be amended and restated (as so amended and restated, the "Restated Certificate") to, among other things, authorize two classes of common stock of U S WEST Delaware, one class of which would be designated as U S WEST Communications Group Common Stock ("Communications Stock"), and the other class of which would be designated as U S WEST Media Group Common Stock ("Media Stock"). Upon consummation of the Merger, each share of existing Common Stock of the Company would be automatically converted into one share of Communications Stock and one share of Media Stock.

    The Communications Stock and Media Stock are designed to provide shareholders with separate securities reflecting the telecommunications business of U S WEST Communications, Inc. ("U S WEST Communications") and certain other subsidiaries of the Company (the "Communications Group") and the Company's multimedia businesses (the "Media Group" and, together with the Communications Group, the "Groups").

    The Communications Group is comprised of U S WEST Communications, Inc., U S WEST Communications Services, Inc., U S WEST Federal Services, Inc., U S WEST Advanced Technologies, Inc. and U S WEST Business Resources, Inc.

    The Media Group is comprised of U S WEST Marketing Resources Group, Inc., a publisher of White and Yellow Pages telephone directories, and provider of multimedia content and services, U S WEST NewVector Group, Inc., which provides communications and information products and services over wireless networks, U S WEST Multimedia Communications, Inc., which owns domestic cable television operations and investments and U S WEST International Holdings, Inc., which primarily owns investments in international cable and telecommunications, wireless communications and directory publishing operations.

BASIS OF PRESENTATION

    The Combined Financial Statements of the Groups comprise all of the accounts included in the corresponding Consolidated Financial Statements of the Company. Investments in less than majority-owned ventures are generally accounted for using the equity method. The separate Group financial statements give effect to the accounting policies that will be applicable upon implementation of the Recapitalization Proposal. The separate Group Combined Financial Statements have been prepared on a basis that management believes to be reasonable and appropriate and include (i) the combined historical balance sheets, results of operations and cash flows of businesses that comprise each of the Groups, with all significant intragroup amounts and transactions eliminated; (ii) in the case of the Communications Group Combined Financial Statements, corporate assets and liabilities of U S WEST, Inc. and related transactions identified with the Communications Group, (iii) in the case of

                                     VII-50

                              U S WEST MEDIA GROUP
               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)
        FOR THE SIX MONTHS ENDED JUNE 30, 1995 AND 1994 (UNAUDITED) AND
              FOR THE YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992
                             (DOLLARS IN MILLIONS)

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) the Media Group Combined Financial Statements, all other corporate assets and liabilities and related transactions of U S WEST, Inc. and (iv) an allocated portion of corporate expense of U S WEST, Inc. Transactions between the Communications Group and the Media Group have not been eliminated.

    Notwithstanding the allocation of assets and liabilities (including contingent liabilities) and stockholders' equity between the Communications Group and the Media Group for the purpose of preparing the respective financial statements of such Groups, holders of Communications Stock and Media Stock will continue to be subject to risks associated with an investment in a single company and all of the Company's businesses, assets and liabilities. Such allocation of assets and liabilities and change in the equity structure of the Company will not result in a distribution or spin-off to shareholders of any assets or liabilities of the Company or any of its subsidiaries or otherwise affect responsibility for the liabilities of the Company or such subsidiaries. As a result, the rights of holders of the Company's or any of its subsidiaries' debt will not be affected thereby. Financial effects arising from each Group that affect the Company's results of operations or financial condition could, if significant, affect the results of operations or financial position of the other Group or the market price of the class of Common Stock relating to the other Group. Any net losses of the Communications Group or the Media Group, and dividends or distributions on, or repurchases of, Communications Stock, Media Stock or Preferred Stock, will reduce the funds of the Company legally available for payment of dividends on both the Communications Stock and the Media Stock. Accordingly, the Company's Consolidated Financial Statements should be read in conjunction with the Communications Group's and the Media Group's Combined Financial Statements.

    The accounting policies described herein applicable to the preparation of the financial statements of the Media Group may be modified or rescinded in the sole discretion of the board of directors of the Company ("the Board") without approval of the shareholders, although there is no present intention to do so. The Board may also adopt additional policies depending upon the circumstances. Any determination of the Board to modify or rescind such policies, or to adopt additional policies, including any such decision that would have disparate impacts upon holders of Communications Stock and Media Stock, would be made by the Board in good faith and in the honest belief that such decision is in the best interests of all the Company's stockholders, including the holders of
Communications Stock and the holders of Media Stock. In making such determination, the Board may also consider regulatory requirements imposed on U S WEST Communications by the public utility commissions of various states and the Federal Communications Commission. In addition, generally accepted accounting principles require that any change in accounting policy be preferable (in accordance with such principles) to the policy previously established.

    ALLOCATION OF SHARED SERVICES. Certain costs relating to the Company's general and administrative services (including certain executive management, legal, accounting and auditing, tax, treasury, strategic planning and public policy services) are directly assigned to each Group based on actual utilization or are allocated based on each Group's operating expenses, number of employees, external revenues, average capital and/or average equity. The Company charges each Group for such services at fully distributed cost. These direct and indirect allocations were $35, $43 and $41 for the three years ended December 31, 1994, 1993 and 1992, respectively. In 1994, the direct allocations comprised approximately 60 percent of the total shared corporate services allocated to the Media Group. It is not practicable to provide a detailed estimate of the expenses which would be recognized if the Media

                                     VII-51

                              U S WEST MEDIA GROUP
               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)
        FOR THE SIX MONTHS ENDED JUNE 30, 1995 AND 1994 (UNAUDITED) AND
              FOR THE YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992
                             (DOLLARS IN MILLIONS)

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
Group were a separate legal entity. However, the Company believes that under the Recapitalization Proposal each Group would benefit from synergies with the other, including lower operating costs than might be incurred if each Group was a separate legal entity.

    ALLOCATION OF EMPLOYEE BENEFITS. A portion of U S WEST's employee benefit costs, including pension and postretirement medical and life, are allocated to the Media Group. (See Note 17 to the Combined Financial Statements.)

    ALLOCATION OF INCOME TAXES. Federal, state and local income taxes which are determined on a consolidated or combined basis will be allocated to each Group in accordance with tax sharing agreements between the Company and the entities within the Groups. Consolidated or combined state income tax provisions and related tax payments or refunds will be allocated between the Groups based on their respective contributions to consolidated or combined state taxable incomes. Consolidated Federal income tax provisions and related tax payments or refunds will be allocated between the Groups based on the aggregate of the taxes allocated among the entities within each Group. The allocations will generally reflect each Group's contribution (positive or negative) to consolidated Federal taxable income and consolidated Federal tax credits. A Group will be compensated only at such time as, and to the extent that, its tax attributes are utilized by the Company in a combined or consolidated income tax filing. Federal and state tax refunds and carryforwards or carrybacks of tax attributes will generally be allocated to the Group to which such tax attributes relate.

    The Media Group includes members which operate in states where the Company does not file consolidated or combined state income tax returns. Separate state income tax returns are filed by these members in accordance with the respective states' laws and regulations. The members record a tax provision on a separate company basis in accordance with the requirements of SFAS 109.

    GROUP FINANCING. Financing activities for the Media Group and the Communications Group, including the investment of surplus cash, the issuance, repayment and repurchase of short-term and long-term debt, and the issuance and repurchase of preferred securities, are managed by the Company on a centralized basis. Notwithstanding such centralized management, financing activities for U S WEST Communications are separately identified and accounted for in the Company's records and U S WEST Communications conducts its own borrowing activities. All debt incurred and investments made by the Company and its subsidiaries are specifically allocated to and reflected on the financial statements of the Media Group except that debt incurred and investments made by the Company and its subsidiaries on behalf of the non-regulated businesses of the Communications Group and all debt incurred and investments made by U S WEST Communications are specifically allocated to and reflected on the financial statements of the Communications Group. Debt incurred by the Company or a subsidiary on behalf of a Group is charged to such Group at the borrowing rate of the Company or such subsidiary.

    Following implementation of the Recapitalization Proposal, the Company does not intend to transfer funds between the Groups, except for certain short-term ordinary course advances of funds at market rates associated with the Company's centralized cash management. Such short-term transfers of funds will be accounted for as short-term loans between the Groups bearing interest at the market rate at which management determines the borrowing Group could obtain funds on a short-term basis. If the Board, in its sole discretion, determines that a transfer of funds between the Groups should be accounted for as a long-term loan, the Board would establish the terms on which such loan would be

                                     VII-52

                              U S WEST MEDIA GROUP
               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)
        FOR THE SIX MONTHS ENDED JUNE 30, 1995 AND 1994 (UNAUDITED) AND
              FOR THE YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992
                             (DOLLARS IN MILLIONS)

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
made, including the interest rate, amortization schedule, maturity and redemption terms. Such terms would generally reflect the then prevailing terms upon which management determines such Group could borrow funds on a similar basis. The financial statements of the lending Group will be credited, and the financial statements of the borrowing Group will be charged, with the amount of any such loan, as well as with periodic interest accruing thereon. The Board may determine that a transfer of funds from the Communications Group to the Media Group should be accounted for as an equity contribution, in which case an interest (an "Inter-Group Interest"), determined by the Board based on the then current Market Value of shares of Media Stock, will either be created or increased, as applicable. Similarly, if an Inter-Group Interest exists, the Board may determine that a transfer of funds from the Media Group to the Communications Group should be accounted for as a reduction in the Inter-Group Interest.

    DIVIDENDS. Under the Recapitalization Proposal, the Company intends to retain future earnings of the Media Group, if any, for the development of the Media Group's businesses and does not anticipate paying dividends to the Media Group shareholders in the foreseeable future.

    INDUSTRY SEGMENTS. The accompanying Combined Financial Statements reflect the combined accounts of the businesses comprising the Media Group and their majority-owned subsidiaries, except for the discontinued capital assets segment. Prior to January 1, 1995, the capital assets segment was accounted for as discontinued operations. Effective January 1, 1995, the capital assets segment has been accounted for as a net investment in assets held for sale, as discussed in Note 20 to the Media Group Combined Financial Statements.

    The businesses comprising the Media Group operate in four industry segments, as defined in SFAS No. 14, "Financial Reporting for Segments of a Business Enterprise", consisting of multimedia content and services, wireless communications, cable and telecommunications and the discontinued capital assets segment.

CASH AND CASH EQUIVALENTS

    Cash and cash equivalents include highly liquid investments with original maturities of three months or less that are readily convertible into cash and are not subject to significant risk from fluctuations in interest rates.

PROPERTY, PLANT AND EQUIPMENT

    The investment in property, plant and equipment is carried at cost, less accumulated depreciation. Additions, replacements and substantial betterments are capitalized. All other repairs and maintenance are expensed when incurred.

    Interest related to qualifying construction projects is capitalized and is reflected as a reduction of interest expense. Amounts capitalized by the Media Group were $8, $5 and $6 in 1994, 1993, and 1992, respectively.

                                     VII-53

                              U S WEST MEDIA GROUP
               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)
        FOR THE SIX MONTHS ENDED JUNE 30, 1995 AND 1994 (UNAUDITED) AND
              FOR THE YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992
                             (DOLLARS IN MILLIONS)

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    Depreciation is calculated using the straight-line method. When such depreciable property, plant and equipment is retired or sold, the resulting gain or loss is recognized currently as an element of other income. Depreciable lives follow:

Buildings...................................................  15 to 25 years
Cellular systems............................................  3 to 20 years
Cable distribution systems..................................  5 to 15 years
General purpose computer and other..........................  3 to 20 years

    Depreciation expense was $121, $113 and $98 in 1994, 1993 and 1992, respectively.

INTANGIBLE ASSETS

    The costs of identified intangible assets and goodwill are amortized by the straight-line method over periods ranging from five to forty years. These assets are evaluated, with other related assets, for impairment using a discounted cash flow methodology. Amortization expense was $23, $14 and $24 in 1994, 1993 and 1992, respectively.

FOREIGN CURRENCY TRANSLATION

    For international investments, assets and liabilities are translated at year end exchange rates, and income statement items are translated at average exchange rates for the year. Resulting translation adjustments are recorded as a separate component of Media Group equity.

REVENUE RECOGNITION

    Cellular access and cable television revenues are generally billed monthly, in advance, and revenues are recognized the following month when services are provided. Revenues derived from wireless airtime usage are billed and recorded monthly as services are provided. Directory advertising revenues and related directory costs are generally deferred and recognized over the period during which directories are used, normally 12 months.

FINANCIAL INSTRUMENTS

    Net interest income or expense on interest rate swaps is recognized over the life of the swaps as an adjustment to interest expense. Gains and losses on foreign exchange forward, option and combination option contracts, designated as hedges, are included in Media Group equity and recognized in income on sale of the investment.

INCOME TAXES

    The provision for income taxes consists of an amount for taxes currently payable and an amount for tax consequences deferred to future periods in accordance with SFAS No. 109. The Company implemented SFAS No. 109, "Accounting for Income Taxes," in 1993. Adoption of the new standard did not have a material effect on the financial position or results of operations, primarily because of the Company's earlier adoption of SFAS No. 96.

EARNINGS PER COMMON SHARE

    Historical earnings per share are omitted from the statements of operations because the Media Stock was not part of the capital structure of the Company for the periods presented. Pro forma

                                     VII-54

                              U S WEST MEDIA GROUP
               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)
        FOR THE SIX MONTHS ENDED JUNE 30, 1995 AND 1994 (UNAUDITED) AND
              FOR THE YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992
                             (DOLLARS IN MILLIONS)

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) earnings per share, reflecting the Media Stock issued under the Recapitalization Proposal, is presented in the Media Group Combined Statements of Operations for the six months ended June 30, 1995 and 1994, and for the year ended December 31, 1994.

INTERIM FINANCIAL STATEMENTS

    The interim financial statements have been prepared in accordance with GAAP and in accordance with SEC rules and regulations for interim reporting. In the opinion of the Company's management, the interim financial statements include all adjustments, consisting of only normal recurring adjustments, necessary to present fairly the interim financial information set forth therein.

NOTE 2: RELATED PARTY TRANSACTIONS
    Related party transactions for the Media Group follow.

CUSTOMER LISTS, BILLING AND COLLECTION, AND OTHER SERVICES

    The domestic publishing operations purchase customer lists, billing and collection and other services from the Communications Group. The data and services are purchased at fully distributed cost or at a market price in accordance with regulatory requirements. The charges for these services were $27, $26 and $25 for December 31, 1994, 1993 and 1992, respectively.

TELECOMMUNICATIONS SERVICES

    The domestic wireless operations purchase telecommunications network access and usage from the Communications Group. The charges for these services were $30, $24, and $22 in 1994, 1993 and 1992, respectively.

TIME WARNER ENTERTAINMENT

    Notes payable to TWE are $771 and $1,005 at December 31, 1994 and 1993, respectively.

NOTE 3: ACQUISITION OF ATLANTA SYSTEMS
    On December 6, 1994, the Company acquired the stock of Wometco Cable Corp. and subsidiaries, and the assets of Georgia Cable Partners and Atlanta Cable Partners L.P. (the "Atlanta Systems"), for cash of $745 and 12,779,206 U S WEST common shares valued at $459, for a total purchase price of approximately $1.2 billion. The Atlanta Systems' results of operations have been included in the combined results of operations of the Media Group since the date of acquisition.

    The acquisition was accounted for using the purchase method. Accordingly, the purchase price was allocated to assets acquired (primarily identified intangibles) based on their estimated fair values. The identified intangibles and goodwill are being amortized on a straight-line basis over 25 years.

                                     VII-55

                              U S WEST MEDIA GROUP
               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)
        FOR THE SIX MONTHS ENDED JUNE 30, 1995 AND 1994 (UNAUDITED) AND
              FOR THE YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992
                (DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

NOTE 3 ACQUISITION OF ATLANTA SYSTEMS (CONTINUED)
    Following are summarized, combined, unaudited pro forma results of operations for the Media Group for the years ended December 31, 1994 and 1993, assuming the acquisition occurred as of the beginning of the respective periods:

                                                                         YEAR ENDED DECEMBER
                                                                                 31,
                                                                         --------------------
                                                                           1994       1993
                                                                         ---------  ---------
Revenue................................................................  $   2,098  $   1,749
Net income (loss)......................................................        265         (8)
Pro forma earnings per average common share (1)........................       0.57     --

------------------------
(1) Reflects the pro forma Media Group shares after giving effect to the Recapitalization Proposal and includes the pro forma effect of issuing additional shares as of January 1, 1994 to acquire the Atlanta Systems.

NOTE 4: INDUSTRY SEGMENTS
    In accordance with generally accepted accounting principles, industry segment data is presented for the combined operations of the Media Group. The Company's equity method investments and discontinued operations are excluded from segment data and are included in "Corporate and other".

    The multimedia content and services segment consists of the publishing of White and Yellow Pages telephone directories, database marketing services and interactive services in domestic and international markets. The wireless communications segment provides information products and

                                     VII-56

                              U S WEST MEDIA GROUP
               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)
        FOR THE SIX MONTHS ENDED JUNE 30, 1995 AND 1994 (UNAUDITED) AND
              FOR THE YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992
                             (DOLLARS IN MILLIONS)

NOTE 4: INDUSTRY SEGMENTS (CONTINUED)
services over wireless networks in 13 western and midwestern states. The cable and telecommunications segment was created with the acquisition of the Atlanta Systems on December 6, 1994 (see Note 3 to the Combined Financial Statements) and provides cable television services to the metropolitan Atlanta area. Industry segment financial information follows:

                                           MULTIMEDIA                                              CORPORATE
                                          CONTENT AND       WIRELESS            CABLE AND          AND OTHER
1994                                      SERVICES (1)   COMMUNICATIONS   TELECOMMUNICATIONS (2)      (5)      COMBINED
----------------------------------------  ------------   --------------   ----------------------   ---------   --------
Sales and other revenues................     $1,075          $  781               $   18            $   34      $1,908
Operating income (loss) from continuing
 operations.............................        396              88                 --                 (95)        389
Identifiable assets.....................        613           1,286                1,459             4,036       7,394
Depreciation and amortization...........         30             102                    6                 6         144
Capital expenditures....................         42             274                    2                25         343

1993
----------------------------------------
Sales and other revenues (3)............        956             561                 --                  32       1,549
Operating income (loss) from continuing
 operations (4).........................        356             (29)                --                 (89)        238
Identifiable assets.....................        450           1,175                 --               3,821       5,446
Depreciation and amortization...........         16             104                 --                   7         127
Capital expenditures....................         32             175                 --                   8         215

1992
----------------------------------------
Sales and other revenues (3)............        949             407                 --                  28       1,384
Operating income (loss) from continuing
 operations.............................        375               5                 --                 (92)        288
Identifiable assets.....................        444           1,110                 --               1,576       3,130
Depreciation and amortization...........         15              89                 --                  18         122
Capital expenditures....................         38             124                 --                   7         169

------------------------------
(1) Includes revenue from directory publishing activities in Europe of $78 and $7 and identifiable assets of $124 and $4 for 1994 and 1993, respectively.

(2) Results of operations have been included since date of acquisition, December 6, 1994.

(3) In 1992, certain rural markets in the wireless communications segment were accounted for under the equity method. Beginning in 1993, these markets were consolidated. Wireless sales and other revenues would increase $35 if these rural markets were consolidated in 1992.

(4) Includes pretax restructuring charges of $50 and $70 for the multimedia content and services and wireless communications segments, respectively.

(5) The Company's equity method investments and discontinued operations are included in "Corporate and other."

    Intrasegment sales are not material. Operating income represents sales and other revenues less operating expenses, and excludes interest expense, equity losses in unconsolidated ventures, other income (expense) and income taxes. Identifiable assets are those assets used in each segment's operations. Corporate and other assets consist primarily of cash, marketable securities, investments in international ventures, investment in Time Warner Entertainment, net assets of discontinued operations and assets not directly employed in revenue generation. Corporate and other operating losses includes general corporate expenses and administrative costs primarily associated with the Media Group investments.

                                     VII-57

                              U S WEST MEDIA GROUP
               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)
        FOR THE SIX MONTHS ENDED JUNE 30, 1995 AND 1994 (UNAUDITED) AND
              FOR THE YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992
                             (DOLLARS IN MILLIONS)

NOTE 5: INVESTMENT IN TIME WARNER ENTERTAINMENT
    On September 15, 1993, U S WEST acquired 25.51 percent pro-rata priority capital and residual equity interests ("equity interests") in Time Warner Entertainment Company, L.P. ("TWE") for an aggregate purchase price of $2.553 billion, consisting of $1.532 billion in cash and $1.021 billion in the form of a four-year promissory note bearing interest at a rate of 4.391 percent per annum. TWE owns and operates substantially all of the entertainment assets previously owned by Time Warner Inc., consisting primarily of its filmed entertainment, programming-HBO and cable businesses. As a result of U S WEST's admission to the partnership, certain wholly owned subsidiaries of Time Warner Inc. ("General Partners") and subsidiaries of Toshiba Corporation and ITOCHU Corporation hold equity interests of 63.27, 5.61 and 5.61 percent, respectively. In connection with the TWE investment, U S WEST acquired 12.75 percent of the common stock of Time Warner Entertainment Japan Inc., a joint venture established to expand and develop the market for entertainment services in Japan.

    U S WEST has an option to increase its equity interests in TWE from 25.51 up to 31.84 percent depending upon cable operating performance, as defined in the TWE Partnership Agreement. The option is exercisable, in whole or part, between January 1, 1999, and May 31, 2005, for an aggregate cash exercise price of $1.25 billion to $1.8 billion, depending upon the year of exercise. Either TWE or U S WEST may elect that the exercise price for the option be paid with partnership interests rather than cash.

    Pursuant to the TWE Partnership Agreement, there are four levels of capital. From the most to least senior, the capital accounts are: senior preferred (held by the General Partners); pro rata priority capital (A preferred -- held pro rata by all partners); junior priority capital (B preferred -- all held by the General Partners); and common (residual equity interests held pro rata by all partners). Of the $2.553 billion contributed by U S WEST, $1.658 billion represents A preferred capital and $895 represents common capital. The TWE Partnership Agreement provides for special allocations of income and distributions of partnership capital, which are based on the fair value of assets contributed to the partnership. Partnership income, to the extent earned, is allocated as follows: (1) to the partners so that the economic burden of the income tax consequences of partnership operations is borne as though the partnership was taxed as a corporation ("special tax income"); (2) to the partners' preferred capital accounts in order of priority shown above, at various rates of return ranging from 8 percent to 13.25 percent; and (3) to the partners' common capital according to their residual partnership interests. To the extent partnership income is insufficient to satisfy all special allocations in a particular accounting period, the unearned portion is carried over until satisfied out of future partnership income. Partnership losses generally will be allocated in reverse order, first to eliminate prior allocations of partnership income, except senior preferred and special tax income, next to reduce initial capital amounts, other than senior preferred, then to reduce the senior preferred account and finally, to eliminate special tax income. Also, the senior preferred is scheduled to be distributed in three annual installments beginning July 1, 1997.

                                     VII-58

                              U S WEST MEDIA GROUP
               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)
        FOR THE SIX MONTHS ENDED JUNE 30, 1995 AND 1994 (UNAUDITED) AND
              FOR THE YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992
                             (DOLLARS IN MILLIONS)

NOTE 5: INVESTMENT IN TIME WARNER ENTERTAINMENT (CONTINUED)
    A summary of the contributed capital and limitations on the allocation of partnership income follows:

                                                                              Time
                                                 INITIAL        Income       Warner
                                                 CAPITAL     Allocations    General     U S
PRIORITY OF CONTRIBUTED CAPITAL                AMOUNTS (a)    Limited to    Partners    WEST    ITOCHU   Toshiba
---------------------------------------------  -----------   ------------   --------   ------   ------   -------
                                                             (% per annum
                                                              compounded
                                                              quarterly)
                                                                                       (ownership %)
Special tax allocations......................    $    0        No limit        *         *        *         *
Senior Preferred.............................     1,400           8.00%        100.00%   --       --       --
Pro rata priority capital....................     5,600          13.00%(b)      63.27% 25.51%    5.61%    5.61%
Junior priority capital (d)..................     2,600          13.25%(c)     100.00%   --       --       --
Residual equity interests....................     3,300        No limit         63.27% 25.51%    5.61%    5.61%

------------------------------

*    as necessary
(a) Excludes partnership income or loss (to the extent earned) allocated thereto.
(b)  11.0% to the extent concurrently distributed.
(c)  11.25% to the extent concurrently distributed.
(d) Junior priority capital is subject to retroactive adjustment based on TWE's operating performance over five and ten year periods.

    Beginning July 1, 1994, the TWE Partnership Agreement generally permits cash distributions to the partners to pay applicable taxes on their allocable taxable income from TWE. In addition, beginning July 1, 1995, and subject to restricted payment limitations and availability under the applicable financial ratios contained in the TWE Credit Agreement, distributions other than tax-related distributions are also permitted. For distributions other than those related to taxes or the senior preferred, the TWE Partnership Agreement requires certain cash distribution thresholds be met to the limited partners before the General Partners receive their full share of distributions. No cash distributions were made to U S WEST in 1994.

    The Media Group accounts for its investment in TWE under the equity method of accounting. The excess of fair market value over the book value of total partnership net assets implied by the Company's investment is $5.7 billion. This excess is being amortized on a straight-line basis over 25 years. The Media Group's recorded share of TWE operating results represents allocated TWE net income or loss adjusted for the amortization of the excess of fair market value over the book value of the partnership net assets. As a result of this amortization and the special income allocations described above, the Media Group's recorded pretax share of TWE operating results was ($11) and ($6) for the six months ended June 30, 1995 and 1994, respectively, and ($18) and ($20) for 1994 and 1993, respectively.

    As consideration for its expertise and participation in the cable operations of TWE, the Media Group earns a management fee of $130 over five years, which is payable over a four-year period beginning in 1995. Management fees of $26 and $8 were recorded to other income in 1994 and 1993, respectively.

                                     VII-59

                              U S WEST MEDIA GROUP
               NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)
        FOR THE SIX MONTHS ENDED JUNE 30, 1995 AND 1994 (UNAUDITED) AND
              FOR THE YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992
                             (DOLLARS IN MILLIONS)

NOTE 5: INVESTMENT IN TIME WARNER ENTERTAINMENT (CONTINUED)

    Summarized financial information for TWE is presented below:

                                                                  SIX MONTHS ENDED    YEAR ENDED DECEMBER
                                                                      JUNE 30,                31,
                                                                --------------------  --------------------
SUMMARIZED OPERATING RESULTS                                      1995       1994       1994       1993
--------------------------------------------------------------  ---------  ---------  ---------  ---------
Revenue.......................................................  $   4,438  $   3,974  $   8,460  $   7,946
Operating expenses (1)........................................      3,981      3,544      7,612      7,063
Interest and other expense, net (2)...........................        361        310        647        611
                                                                ---------  ---------  ---------  ---------
Income before income taxes and extraordinary items............         96        120        201        272
Income before extraordinary item..............................         96        120        161        208
                                                                ---------  ---------  ---------  ---------
Net income....................................................  $      60  $     104  $     161  $     198
                                                                ---------  ---------  ---------  ---------
                                                                ---------  ---------  ---------  ---------

------------------------

(1) Includes depreciation and amortization of $501 and $453 for the six months ended June 30, 1995 and 1994, respectively, and $943 and $902, in 1994 and 1993, respectively.

(2) Includes corporate services of $30 for the six months ended June 30, 1995 and 1994 and $60 in 1994 and 1993.

                                                     JUNE 30,      DECEMBER 31,
                                                    -----------  ----------------
SUMMARIZED FINANCIAL POSITION                          1995       1994     1993
--------------------------------------------------  -----------  -------  -------
Current assets (3)................................   $   4,756   $ 3,573  $ 3,745
Non-current assets (4)............................      14,534    15,089   14,218
Current liabilities...............................       3,110     2,857    2,265
Non-current liabilities...........................       7,979     7,909    8,162
Minority interest.................................         317     --       --
Senior preferred capital..........................       1,730     1,663    1,536
Partners' capital (5).............................       6,154     6,233    6,000

------------------------

(3) Includes cash of $2,263 at June 30, 1995, $1,071 and $1,338 at December 31, 1994 and 1993, respectively.

(4)  Includes loan receivable from Time Warner of $400 in 1995 and 1994.

(5) Net of a note receivable from U S WEST of $528 at June 30, 1995 and $771 and $1,005 at December 31, 1994 and 1993, respectively.

    In early 1995, Time Warner Inc. announced its intention to simplify its corporate structure by establishing a separate, self-financing enterprise to house its cable and telecommunications properties. Any change in the structure of TWE would require the Company's approval in addition to certain creditors and regulatory approvals.

NOTE 6: INVESTMENTS IN INTERNATIONAL VENTURES
    The majority of the Company's investments in international ventures consist of wireless communications, and combined cable television and telecommunications networks. The investments are located primarily in the United Kingdom and other parts of Europe. The most significant of these investments are TeleWest Communications plc ("TeleWest"), a combined cable television and telecommunications network, and Mercury One-2-One, a 50-50 joint venture between the U S WEST and Cable & Wireless plc offering personal communications services. TeleWest and Mercury One-2-One are located in the United Kingdom.

                                     VII-60

                              U S WEST MEDIA GROUP
               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)
        FOR THE SIX MONTHS ENDED JUNE 30, 1995 AND 1994 (UNAUDITED) AND
              FOR THE YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992
                             (DOLLARS IN MILLIONS)

NOTE 6: INVESTMENTS IN INTERNATIONAL VENTURES (CONTINUED)
    TeleWest made an initial public offering of its ordinary shares in November 1994. Following the offering, in which the Company sold 24.4 percent of its joint venture interest, the Company owns approximately 37.8 percent of TeleWest. Net proceeds of approximately $650 are being used by TeleWest to finance construction and operations costs, invest in affiliated companies and repay debt. It is the Company's policy to recognize as income any gains or losses related to the sale of stock to the public. The Media Group recognized a gain of $105 in 1994, net of $59 in deferred taxes, for the partial sale of its joint venture interest in TeleWest.

    The following table shows summarized combined financial information for the Media Group's significant equity method international ventures.

                                                                                  YEARS ENDED DECEMBER 31,
                                                                               -------------------------------
COMBINED OPERATIONS                                                              1994       1993       1992
-----------------------------------------------------------------------------  ---------  ---------  ---------
Revenue......................................................................  $     580  $     296  $     156
Operating expenses...........................................................        684        354        159
Depreciation and amortization................................................        140         60         37
                                                                               ---------  ---------  ---------
  Operating loss.............................................................       (244)      (118)       (40)
Interest and other, net......................................................        (75)       (40)       (53)
                                                                               ---------  ---------  ---------
  Net loss before extraordinary item.........................................       (319)      (158)       (93)
Extraordinary item...........................................................         11     --         --
                                                                               ---------  ---------  ---------
  Net loss...................................................................  $    (308) $    (158) $     (93)
                                                                               ---------  ---------  ---------
                                                                               ---------  ---------  ---------

                                                                                         DECEMBER 31,
                                                                                     --------------------
COMBINED FINANCIAL POSITION                                                            1994       1993
-----------------------------------------------------------------------------------  ---------  ---------
Current assets.....................................................................  $     714  $     258
Property, plant and equipment -- net...............................................      1,462        812
Other assets.......................................................................        343        341
                                                                                     ---------  ---------
  Total assets.....................................................................  $   2,519  $   1,411
                                                                                     ---------  ---------
                                                                                     ---------  ---------
Current liabilities................................................................  $     344  $     207
Long-term debt.....................................................................        463        296
Other liabilities..................................................................         71         38
Owners' equity.....................................................................      1,641        870
                                                                                     ---------  ---------
  Total liabilities and equity.....................................................  $   2,519  $   1,411
                                                                                     ---------  ---------
                                                                                     ---------  ---------

NOTE 7: RESTRUCTURING CHARGES
    The Media Group's 1993 results reflect $120 of restructuring charges (pretax). The restructuring charges include only specific, incremental and direct costs which can be estimated with reasonable accuracy and are clearly identifiable with the resturcturing plan. The related restructuring plan is designed to provide faster, more responsive customer services, while reducing the costs of providing these services and to implement new technology to improve wireless call quality, increase capacity and expand services.

                                     VII-61

                              U S WEST MEDIA GROUP
               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)
        FOR THE SIX MONTHS ENDED JUNE 30, 1995 AND 1994 (UNAUDITED) AND
              FOR THE YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992
                             (DOLLARS IN MILLIONS)

NOTE 7: RESTRUCTURING CHARGES (CONTINUED)
    Following is a schedule of the costs included in the 1993 restructuring charges and amounts remaining at December 31, 1994:

                                                                         RESTRUCTURING   BALANCE AT DECEMBER
                                                                            CHARGES           31, 1994
                                                                        ---------------  -------------------
Asset write-down......................................................     $      65          $  --
Systems development...................................................            40                 30
Employee separation costs and other...................................            15                 10
                                                                               -----              -----
Total.................................................................     $     120          $      40
                                                                               -----              -----
                                                                               -----              -----

    During 1993, the Media Group's wireless subsidiary replaced substantially all of its cellular network equipment, consisting primarily of cell site electronics and switching equipment, in certain of its major market areas. The Media Group recorded a pretax charge of $65 in connection with this transaction, net of a minority interest component of $5, to record the displaced equipment at net realizable value. Systems development costs include the replacement of existing, single-purpose systems used in the publishing businesses with new systems designed to provide integrated, end-to-end customer service. Other costs consist primarily of employee separation costs including severance payments, health care coverage and postemployment education benefits and relocation costs. The restructuring will occur over a three year period ending in 1996.

    The Media Group's 1991 restructuring plan included a pretax charge of $87 due to the write-off of certain intangible and other assets. The balance of the unused reserve at December 31, 1993, was $30. All expenditures pursuant to the 1991 plan were completed by the end of 1994.

NOTE 8: PROPERTY, PLANT AND EQUIPMENT
    The composition of property, plant and equipment follows:

                                                                                            DECEMBER 31,
                                                                                        --------------------
                                                                                          1994       1993
                                                                                        ---------  ---------
Land and buildings....................................................................  $     151  $     114
Cellular systems......................................................................        585        481
Cable distribution systems............................................................        148     --
General purpose computer and other....................................................        412        325
Construction in progress..............................................................        140         68
                                                                                        ---------  ---------
                                                                                            1,436        988
Less accumulated depreciation.........................................................        480        387
                                                                                        ---------  ---------
Property, plant and equipment -- net..................................................  $     956  $     601
                                                                                        ---------  ---------
                                                                                        ---------  ---------

                                     VII-62

                              U S WEST MEDIA GROUP
               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)
        FOR THE SIX MONTHS ENDED JUNE 30, 1995 AND 1994 (UNAUDITED) AND
              FOR THE YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992
                             (DOLLARS IN MILLIONS)

NOTE 9: INTANGIBLE ASSETS

    The composition of intangible assets follows:

                                                    DECEMBER 31,
                                                    ------------
                                                     1994   1993
                                                    ------  ----
Identified intangibles, primarily franchise
 value............................................  $1,166  $187
Goodwill..........................................     762   399
                                                    ------  ----
                                                     1,928   586
  Less accumulated amortization...................      70    72
                                                    ------  ----
Total intangible assets...........................  $1,858  $514
                                                    ------  ----
                                                    ------  ----

NOTE 10: DEBT

SHORT-TERM DEBT

    The components of short-term debt follow:

                                                                                           DECEMBER 31,
                                                                                       --------------------
                                                                                         1994       1993
                                                                                       ---------  ---------
Commercial paper.....................................................................  $     868  $  --
Current portion of long-term debt....................................................        561        442
Allocated to discontinued operations -- net..........................................       (200)       (48)
                                                                                       ---------  ---------
Total................................................................................  $   1,229  $     394
                                                                                       ---------  ---------
                                                                                       ---------  ---------

    The weighted average interest rate on commercial paper was 6.04 percent at December 31, 1994.

    U S WEST maintains short-term lines of credit aggregating approximately $1.3 billion which is available to the Media Group as well as the unregulated subsidiaries of the Communications Group in accordance with their borrowing needs.

                                     VII-63

                              U S WEST MEDIA GROUP
               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)
        FOR THE SIX MONTHS ENDED JUNE 30, 1995 AND 1994 (UNAUDITED) AND
              FOR THE YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992
                             (DOLLARS IN MILLIONS)

NOTE 10: DEBT (CONTINUED)
LONG-TERM DEBT

    Interest rates and maturities of long-term debt at December 31 follow:

                                                                        MATURITIES
                                                  -------------------------------------------------------    TOTAL      TOTAL
INTEREST RATES                                      1996       1997       1998       1999     THEREAFTER     1994       1993
------------------------------------------------  ---------  ---------  ---------  ---------  -----------  ---------  ---------
Up to 5%........................................  $     271  $  --      $  --      $  --       $  --       $     271  $     568
Above 5% to 6%..................................         13     --         --         --          --              13     --
Above 6% to 7%..................................     --         --         --         --          --          --         --
Above 7% to 8%..................................        300     --         --         --             757       1,057      1,338
Above 8% to 9%..................................         28     --         --            126          40         194        254
Above 9% to 10%.................................     --             29     --             15          35          79         79
                                                  ---------  ---------  ---------  ---------       -----   ---------  ---------
                                                  $     612  $      29  $  --      $     141   $     832   $   1,614  $   2,239
                                                  ---------  ---------  ---------  ---------       -----
                                                  ---------  ---------  ---------  ---------       -----
Capital lease obligations and other.............                                                                   5     --
Unamortized discount -- net.....................                                                                (524)      (740)
Allocated to discontinued operations -- net.....                                                                (510)      (367)
                                                                                                           ---------  ---------
Total...........................................                                                           $     585  $   1,132
                                                                                                           ---------  ---------
                                                                                                           ---------  ---------

    Long-term debt consists principally of debentures and medium-term notes, debt associated with the Company's Leveraged Employee Stock Ownership Plans (LESOP), and zero coupon, subordinated notes convertible at any time into U S WEST common shares. The zero coupon notes have a yield to maturity of approximately 7.3 percent and are recorded at a discounted value of $234 in 1994 and $299 in 1993.

    Interest payments, net of amounts capitalized, were $174, $277 and $286 for 1994, 1993 and 1992, respectively, of which $103, $212 and $220 relate to discontinued operations, respectively.

                                     VII-64

                              U S WEST MEDIA GROUP
               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)
        FOR THE SIX MONTHS ENDED JUNE 30, 1995 AND 1994 (UNAUDITED) AND
              FOR THE YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992
                             (DOLLARS IN MILLIONS)

NOTE 11: LEASING ARRANGEMENTS
    The Company has entered into operating leases for office facilities, equipment and real estate. Rent expense under operating leases was $63, $57 and $60 in 1994, 1993 and 1992, respectively. Minimum future lease payments as of December 31, 1994, under non-cancelable operating leases, follow:

YEAR
--------------------------------------------------------------------------------------
1995..................................................................................  $      50
1996..................................................................................         42
1997..................................................................................         34
1998..................................................................................         27
1999..................................................................................         22
Thereafter............................................................................        115
                                                                                        ---------
Total.................................................................................  $     290
                                                                                        ---------
                                                                                        ---------

NOTE 12: DERIVATIVE FINANCIAL INSTRUMENTS
    The Media Group is exposed to market risks arising from changes in interest rates and foreign exchange rates. Derivative financial instruments are used by the Company to manage these risks.

INTEREST RATE RISK MANAGEMENT

    Interest rate swap agreements are used to manage the Media Group's market exposure to fluctuations in interest rates. Swap agreements are primarily used to effectively convert existing commercial paper to fixed-rate debt. This allows the Company to achieve interest savings over issuing fixed-rate debt directly. Additionally, the Company has entered into interest rate swaps to effectively terminate existing swaps.

    Under an interest rate swap, the Company agrees with another party to exchange interest payments at specified intervals over a defined term. Interest payments are calculated by reference to the notional amount based on the fixed- and variable-rate terms of the swap agreements. The net interest received or paid as part of the interest rate swap is accounted for as an adjustment to interest expense. Gains or losses on swaps entered into to terminate existing swaps are deferred and amortized over the remaining life of the swaps.

    The following table summarizes terms of swaps pertaining to the Media Group's continuing operations as of December 31, 1994. Variable rates are indexed to the 30 day commercial paper rate.

                                                                                                     WEIGHTED AVERAGE RATE
                                                                                                     ----------------------
CONTINUING OPERATIONS                                               NOTIONAL AMOUNT     MATURITIES     RECEIVE       PAY
----------------------------------------------------------------  -------------------  ------------  -----------  ---------
Variable to fixed...............................................       $      75        1995-2004          6.06        9.17
Fixed to variable...............................................               5           1995            6.61        5.87

                                     VII-65

                              U S WEST MEDIA GROUP
               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)
        FOR THE SIX MONTHS ENDED JUNE 30, 1995 AND 1994 (UNAUDITED) AND
              FOR THE YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992
                             (DOLLARS IN MILLIONS)

NOTE 12: DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)
    The following table summarizes terms of swaps pertaining to discontinued operations as of December 31, 1994. Variable rates are indexed to three- and six-month LIBOR.

                                                                                                   WEIGHTED AVERAGE RATE
                                                                                                   ----------------------
DISCONTINUED OPERATIONS                                            NOTIONAL AMOUNT    MATURITIES     RECEIVE       PAY
----------------------------------------------------------------  -----------------  ------------  -----------  ---------
Variable to fixed (1)...........................................      $     380       1996-1997          5.69        9.03
Fixed to variable (1)...........................................            380       1996-1997          7.29        5.80
Variable rate basis adjustment (2)..............................             10          1997            5.89        7.04

------------------------

(1) The fixed to variable swap has the same terms as the variable to fixed swap and was entered into to terminate the variable to fixed swap. The net loss on the swaps is deferred and amortized over the remaining life of the swaps and is included in the discontinued operations loss provision.

(2) Variable rate debt based on treasuries is swapped to a LIBOR-based interest rate.

    The counterparties to these derivative contracts are major financial institutions. The Media Group is exposed to credit loss in the event of non-performance by these counterparties. The Company manages this exposure by monitoring the credit standing of the counterparty and establishing dollar and term limitations which correspond to the respective credit rating of each counterparty. The Company does not have significant exposure to an individual counterparty and does not anticipate non-performance by any counterparty.

FOREIGN EXCHANGE RISK MANAGEMENT

    The Company enters into forward and option contracts to manage the market risks associated with fluctuations in foreign exchange rates after considering offsetting foreign exposures among international operations.

    The Company enters into forward contracts to exchange currencies at agreed rates on specified future dates. This allows the Media Group to fix the cost of firm foreign commitments. The commitments and the forward contracts are for periods up to one year. The gain or loss on forward contracts designated as hedges of firm foreign investment commitments are included in Media Group equity and are recognized in income on sale of the investment. The gain or loss on the forward contract designated as a hedge of foreign denominated loans made to wholly owned subsidiaries are recorded at market value with the gain or loss recorded in income. The gain or loss on the portion of the forward contract designated to offset the translation of investee net income is recorded at market value with the gain or loss recorded in income.

    The Company also enters into foreign exchange combination option contracts to protect against adverse changes in foreign exchange rates. These option contracts combine purchased options to cap the foreign exchange rate and written options to finance the premium of the purchased options. The commitments and combination option contracts are for periods up to one year. Gains or losses on the contracts, designated as hedges of firm investment commitments, are included in Media Group equity and are recognized in income upon sale of the investment.

    The counterparties to these contracts are major financial institutions. The Company is exposed to credit loss in the event of non-performance by these counterparties. The Company does not have significant exposure to an individual counterparty and does not anticipate non-performance by any counterparty.

                                     VII-66

                              U S WEST MEDIA GROUP
               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)
        FOR THE SIX MONTHS ENDED JUNE 30, 1995 AND 1994 (UNAUDITED) AND
              FOR THE YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992
                             (DOLLARS IN MILLIONS)

NOTE 12: DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)
    At   December  31,  1994,  the  Media  Group  had  outstanding  forward  and combination option contracts to purchase British pounds in the notional amounts of $135 and $35, respectively. All contracts mature within one year.

    Cumulative deferred credits on foreign exchange contracts of $7 and deferred
charges   of  $25,  including  deferred  taxes   (benefits)  of  $3  and  ($10),
respectively, are included in Media Group equity at December 31, 1994.

NOTE 13: FAIR VALUES OF FINANCIAL INSTRUMENTS
    Fair values of cash equivalents, other current amounts receivable and payable, and short-term debt approximate carrying values due to their short-term nature.

    The fair values of mandatorily redeemable preferred stock, foreign exchange forward and combination option contracts and long-term receivables approximate the carrying values.

    The fair values of interest rate swaps are based on estimated amounts the Company would receive or pay to terminate such agreements taking into account current interest rates and creditworthiness of the counterparties.

    The fair value of long-term debt, including discontinued operations, is based on quoted market prices where available or, if not available, is based on discounting future cash flows using current interest rates.

                                                                                   1994                    1993
                                                                          ----------------------  ----------------------
                                                                           CARRYING      FAIR      CARRYING      FAIR
CONTINUING AND DISCONTINUED OPERATIONS                                       VALUE       VALUE       VALUE       VALUE
------------------------------------------------------------------------  -----------  ---------  -----------  ---------
Debt (includes short-term portion)......................................   $   3,097   $   3,100   $   3,022   $   3,139
Interest rate swap agreements -- assets.................................      --          --          --             (28)
Interest rate swap agreements -- liabilities............................      --              20      --              89
                                                                          -----------  ---------  -----------  ---------
Debt -- net.............................................................   $   3,097   $   3,120   $   3,022   $   3,200
                                                                          -----------  ---------  -----------  ---------
                                                                          -----------  ---------  -----------  ---------

NOTE 14: PREFERRED STOCK SUBJECT TO MANDATORY REDEMPTION
    U S WEST has 50,000,000 authorized shares of preferred stock. On September 2, 1994, U S WEST issued to Fund American Enterprises Holdings Inc. ("FFC") 50,000 shares of a class of newly created 7 percent Series B Cumulative Redeemable Preferred Stock for a total of $50. (See Note 20 to the Combined Financial Statements.) The preferred stock was attributed to the Media Group and recorded at fair market value of $51. U S WEST has the right, commencing five years from September 2, 1994, to redeem the shares for one thousand dollars per share plus unpaid dividends and a redemption premium. The shares are mandatorily redeemable in year ten at face value plus unpaid dividends. At the option of FFC, the preferred stock also can be redeemed for common shares of Financial Security Assurance, a member of the capital assets segment.

                                     VII-67

                              U S WEST MEDIA GROUP
               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)
        FOR THE SIX MONTHS ENDED JUNE 30, 1995 AND 1994 (UNAUDITED) AND
              FOR THE YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992
                             (DOLLARS IN MILLIONS)

NOTE 15: MEDIA GROUP EQUITY

MEDIA GROUP EQUITY

    The following analyzes the Media Group equity for the periods presented:

                                                                JUNE 30,            DECEMBER 31,
                                                                ---------  -------------------------------
                                                                  1995       1994       1993       1992
                                                                ---------  ---------  ---------  ---------
Balance at beginning of period................................  $   4,203  $   3,139  $   2,265  $   2,057
Net income....................................................         40        276          3        201
Equity issuances (1)..........................................        161        790        786     --
Market value adjustment for securities........................         32        (64)        35     --
Foreign currency translation adjustment.......................         24          6         (1)       (41)
Company LESOP guarantee.......................................         30         56         51         48
Preferred dividend............................................         (2)
                                                                ---------  ---------  ---------  ---------
Balance at end of period......................................  $   4,488  $   4,203  $   3,139  $   2,265
                                                                ---------  ---------  ---------  ---------
                                                                ---------  ---------  ---------  ---------

------------------------
(1) Includes an equity transfer of $132 from the Communications Group at June 30, 1995.

    Included  in  Media  Group  equity   is  the  cumulative  foreign   currency
translation adjustment of $(5) at June 30, 1995, and $(29) and $(35) at December 31, 1994 and 1993, respectively.

LEVERAGED EMPLOYEE STOCK OWNERSHIP PLANS (LESOP)

    U S WEST maintains employee savings plans for management and occupational employees under which the Company matches a certain percentage of eligible contributions made by the employees with shares of Company stock. The Company established two LESOPs in 1989 to provide the Company stock used for matching contributions to the savings plans.

    The long-term debt of the LESOP trusts, which is unconditionally guaranteed by the Company, is included in the accompanying combined balance sheets and corresponding amounts have been recorded as reductions to Media Group equity. The trusts will repay the debt with contributions from the Communications Group and the Media Group, and certain dividends received on shares held by the LESOP. Contributions to the trusts related to the Media Group were $12, $7 and $11 in 1994, 1993 and 1992, respectively, of which $3, $4 and $3, respectively, have been classified as interest expense. The Company recognizes expense based on the cash payments method. Dividends on unallocated shares held by the LESOP were $11, $14 and $17 in 1994, 1993 and 1992, respectively. Tax benefits related to dividend payments on LESOP shares have been allocated to the Communications Group.

NOTE 16: STOCK INCENTIVE PLANS
    Since the Media Stock was not part of the capital structure of the Company for the periods presented, there were no stock options outstanding. See the Company's Consolidated Financial Statements and related notes set forth in Annex V for information regarding stock incentive plans.

NOTE 17: EMPLOYEE BENEFITS

PENSION PLAN

    The Media Group and the Communications Group participate in the defined benefit pension plan sponsored by U S WEST. The employees of the Media Group are covered by the plan except for employees of Southern Multimedia Communications, which owns the Atlanta Systems, and most

                                     VII-68

                              U S WEST MEDIA GROUP
               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)
        FOR THE SIX MONTHS ENDED JUNE 30, 1995 AND 1994 (UNAUDITED) AND
              FOR THE YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992
                             (DOLLARS IN MILLIONS)

NOTE 17: EMPLOYEE BENEFITS (CONTINUED)
foreign national employees. Since plan assets are not segregated into separate accounts or restricted to providing benefits to employees of the Media Group, assets of the plan may be used to provide benefits to employees of both the Media Group and the Communications Group. In the event the single employer pension plan sponsored by U S WEST would be separated into two or more plans, guidelines in the Internal Revenue Code dictate how assets of the plan must be allocated to the new plans. U S WEST currently has no intention to split the plan. Because of these factors, U S WEST believes there is no reasonable basis to attribute plan assets to the Media Group as if they had funded separately their actuarially determined obligation.

    Management benefits are based on a final pay formula while occupational benefits are based on a flat benefit formula. U S WEST uses the projected unit credit method for the determination of pension cost for financial reporting purposes and the aggregate cost method for funding purposes. The Company's policy is to fund amounts required under the Employee Retirement Income Security Act of 1974 ("ERISA") and no funding was required in 1994, 1993 or 1992. Should funding be required in the future, funding amounts would be allocated to the Media Group based upon the ratio of service cost of the Media Group to total service cost of plan participants. Prior to January 1, 1993, U S WEST maintained separate defined benefit pension plans for management and occupational employees.

    The composition of U S WEST's net pension credit and the actuarial assumptions of the plan follow:

                                                                                YEAR ENDED DECEMBER 31,
                                                                            -------------------------------
                                                                              1994       1993       1994
                                                                            ---------  ---------  ---------
Details of pension credit:
  Service cost -- benefits earned during the period.......................  $     197  $     148  $     141
  Interest cost on projected benefit obligation...........................        561        514        480
  Actual return on plan assets............................................        188     (1,320)      (411)
  Net amortization and deferral...........................................       (946)       578       (318)
                                                                            ---------  ---------  ---------
Net pension credit........................................................  $       0  $     (80) $    (108)
                                                                            ---------  ---------  ---------
                                                                            ---------  ---------  ---------

    The expected long-term rate of return on plan assets used in determining net pension cost was 8.50 percent for 1994, 9.00 percent for 1993 and 9.25 percent for 1992.

                                     VII-69

                              U S WEST MEDIA GROUP
               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)
        FOR THE SIX MONTHS ENDED JUNE 30, 1995 AND 1994 (UNAUDITED) AND
              FOR THE YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992
                             (DOLLARS IN MILLIONS)

NOTE 17: EMPLOYEE BENEFITS (CONTINUED)
    The funded status of the U S WEST plan follows:

                                                                                         DECEMBER 31,
                                                                                     --------------------
                                                                                       1994       1993
                                                                                     ---------  ---------
Accumulated benefit obligation, including vested benefits of $5,044 and $5,286,
 respectively......................................................................  $   5,616  $   5,860
                                                                                     ---------  ---------
                                                                                     ---------  ---------
Plan assets at fair value, primarily stocks and bonds..............................  $   8,388  $   8,987
Less: Projected benefit obligation.................................................      7,149      7,432
                                                                                     ---------  ---------
Plan assets in excess of projected benefit obligation..............................      1,239      1,555
Unrecognized net (gain) loss.......................................................        161        (70)
Prior service cost not yet recognized in net periodic pension cost.................        (67)       (72)
Balance of unrecognized net asset at January 1, 1987...............................       (785)      (865)
                                                                                     ---------  ---------
Prepaid pension asset..............................................................  $     548  $     548
                                                                                     ---------  ---------
                                                                                     ---------  ---------

    The actuarial assumptions used to calculate the projected benefit obligation follow:

                                                                                               DECEMBER 31,
                                                                                           --------------------
                                                                                             1994       1993
                                                                                           ---------  ---------
Discount rate............................................................................       8.00       7.25
Average rate of increase in future compensation levels...................................       5.50       5.50

    Anticipated future benefit changes have been reflected in the above calculations.

    U S WEST's allocation policy is to offset the company-wide service cost, interest cost and amortizations by the return on plan assets. The remaining net pension cost of the plan is then allocated to the Media Group based upon the ratio of actuarially determined service cost of the Media Group to total service cost of plan participants. U S WEST believes allocating net pension cost based upon service cost is reasonable since service cost is a primary factor in determining pension cost. Net pension cost allocated to the Media Group was $0, $(9) and $(4), in 1994, 1993 and 1992, respectively. The service and interest cost for 1994 and the projected benefit obligation at December 31, 1994 attributed to the Media Group was $25, $26 and $348, respectively.

POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

    The Media Group and the Communications Group participate in plans sponsored by U S WEST which provide certain health care and life insurance benefits to retired employees. Effective January 1, 1992, the Media Group adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," which mandates that employers reflect in their current expenses the cost of providing retirement medical and life insurance benefits to current and future retirees. Prior to 1992, the Media Group recognized these costs on a cash basis. Adoption of SFAS No. 106 resulted in a one-time, non-cash charge against the Company's 1992 earnings of $1,741, net of a deferred tax benefit of $1,038, ($45, net of a deferred income tax benefit of $28 for the Media Group), for the prior service of active and retired employees. The effect on the Company's 1992 income from continuing operations of adopting SFAS No. 106 was approximately $47 ($5 for the Media Group).

                                     VII-70

                              U S WEST MEDIA GROUP
               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)
        FOR THE SIX MONTHS ENDED JUNE 30, 1995 AND 1994 (UNAUDITED) AND
              FOR THE YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992
                             (DOLLARS IN MILLIONS)

NOTE 17: EMPLOYEE BENEFITS (CONTINUED)
    U S WEST uses the projected unit credit method for the determination of postretirement medical costs for financial reporting purposes. The composition of net postretirement benefit costs and actuarial assumptions underlying the U S WEST plans follow:

                                                                               YEAR ENDED DECEMBER 31,
                                                         --------------------------------------------------------------------
                                                                 1994                    1993                   1992
                                                         ---------------------   ---------------------  ---------------------
                                                         MEDICAL   LIFE  TOTAL   MEDICAL   LIFE  TOTAL  MEDICAL   LIFE  TOTAL
                                                         -------   ----  -----   -------   ----  -----  -------   ----  -----
Service cost -- benefits earned during the period......   $ 62     $ 13  $  75    $  60    $ 11  $  71   $ 57     $ 10  $  67
Interest on accumulated benefit
 obligation............................................    221       39    260      235      36    271    223       33    256
Actual return on plan assets...........................      3        1      4      (73)    (52)  (125)   (19)     (29)   (48)
Net amortization and deferral..........................    (68)     (31)   (99)      27      22     49   --        --    --
                                                         -------   ----  -----   -------   ----  -----  -------   ----  -----
Net postretirement benefit costs.......................   $218     $ 22  $ 240    $ 249    $ 17  $ 266   $261     $ 14  $ 275
                                                         -------   ----  -----   -------   ----  -----  -------   ----  -----
                                                         -------   ----  -----   -------   ----  -----  -------   ----  -----

    The expected long-term rate of return on plan assets used in determining postretirement benefit costs was 8.50 percent for 1994 and 9.00 percent in 1993 and 1992.

    The funded status of the U S WEST plans follows:

                                                                                DECEMBER 31,
                                                      ----------------------------------------------------------------
                                                                   1994                             1993
                                                      -------------------------------  -------------------------------
                                                       MEDICAL     LIFE       TOTAL     MEDICAL     LIFE       TOTAL
                                                      ---------  ---------  ---------  ---------  ---------  ---------
Accumulated postretirement benefit obligation
 attributable to:
  Retirees..........................................  $   1,733  $     248  $   1,981  $   1,795  $     311  $   2,106
  Fully eligible plan participants..................        264         38        302        274         48        322
  Other active plan participants....................        940        135      1,075        983        170      1,153
                                                      ---------  ---------  ---------  ---------  ---------  ---------
Total accumulated postretirement benefit
 obligation.........................................      2,937        421      3,358      3,052        529      3,581
Unrecognized net gain (loss)........................        243         90        333         65        (25)        40
Fair value of plan assets, primarily stocks, bonds
 and life insurance (1).............................       (894)      (374)    (1,268)      (613)      (388)    (1,001)
                                                      ---------  ---------  ---------  ---------  ---------  ---------
Accrued postretirement benefit obligation...........  $   2,286  $     137  $   2,423  $   2,504  $     116  $   2,620
                                                      ---------  ---------  ---------  ---------  ---------  ---------
                                                      ---------  ---------  ---------  ---------  ---------  ---------

------------------------
(1)  Medical plan assets include U S WEST common stock of $164 in 1994.

    The actuarial assumptions used to calculate the accumulated postretirement benefit obligation follow:

                                                                                              DECEMBER 31,
                                                                                          --------------------
                                                                                            1994       1993
                                                                                          ---------  ---------
Discount rate...........................................................................       8.00       7.25
Medical trend*..........................................................................       9.70      10.30

------------------------
* Medical cost trend rate gradually declines to an ultimate rate of 6 percent in 2006.

                                     VII-71

                              U S WEST MEDIA GROUP
               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)
        FOR THE SIX MONTHS ENDED JUNE 30, 1995 AND 1994 (UNAUDITED) AND
              FOR THE YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992
                             (DOLLARS IN MILLIONS)

NOTE 17: EMPLOYEE BENEFITS (CONTINUED)
    A 1-percent increase in the assumed health care cost trend rates for each future year would have increased the aggregate of the service and interest cost components of the U S WEST 1994 net postretirement benefit costs by approximately $50 and increased the 1994 accumulated postretirement benefit obligation by approximately $450.

    Anticipated   future   benefit  changes   have   been  reflected   in  these
postretirement benefit calculations.

    PLAN ASSETS. Assets of the postretirement medical and life plans may be used to provide benefits to employees of both the Media Group and Communications Group since plan assets are not legally restricted to providing benefits to employees of either Group. In the event that either plan sponsored by U S WEST would be separated into two or more plans, there are no guidelines in the Internal Revenue Code for allocating the assets to the new plans. U S WEST allocates the assets based on historical contributions for postretirement medical costs and the ratio of salaries for life plan participants. U S WEST currently has no intention to split the plans.

    POSTRETIREMENT MEDICAL COSTS. The service and interest components of net postretirement medical benefit costs are calculated for the Media Group based upon the population characteristics of the group. Since funding of postretirement medical costs is voluntary, return on assets is attributed to the Media Group based upon historical funding. The Media Group has historically funded the maximum annual tax deductible contribution for management employees and the amount of annual expense for occupational employees. The Media Group periodically reviews its funding strategy and future funding amounts, if any, will be based upon the cash requirements of the Group.

    Net postretirement medical benefit costs recognized by the Media Group for 1994, 1993 and 1992 was $11, $11 and $10, respectively. The percentage of medical assets attributed to the Media Group, based upon historical voluntary contributions, at December 31, 1994 and 1993 was 5 percent and 6 percent, respectively. The accumulated postretirement medical benefit obligation attributed to the Media Group was $120 at December 31, 1994.

    ALLOCATION OF POSTRETIREMENT LIFE COSTS. Net postretirement life costs, and funding requirements, if any, are allocated to the Media Group in the same manner as pensions. The Company will generally fund the amount allowed for tax purposes and no funding of postretirement life insurance occurred in 1994, 1993 and 1992. U S WEST believes its method of allocating postretirement life costs is reasonable.

    Net postretirement life benefit costs allocated to the Media Group for 1994, 1993 and 1992 was $3, $3 and $2, respectively. The service and interest cost for 1994 and the accumulated postretirement life benefit obligation at December 31, 1994 attributed to the Media Group was $2, $4 and $41, respectively.

OTHER POSTRETIREMENT BENEFITS

    The Media Group adopted, effective January 1, 1992, SFAS No. 112, "Employers' Accounting for Postemployment Benefits." SFAS No. 112 requires that employers accrue for the estimated costs of benefits, such as workers' compensation and disability, provided to former or inactive employees who are not eligible for retirement. Adoption of SFAS No. 112 resulted in a one-time, non-cash charge against the Company's 1992 earnings of $53, net of a deferred income tax benefit of $32 ($3, net of a deferred income tax benefit of $2 for the Media Group).

                                     VII-72

                              U S WEST MEDIA GROUP
               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)
        FOR THE SIX MONTHS ENDED JUNE 30, 1995 AND 1994 (UNAUDITED) AND
              FOR THE YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992
                             (DOLLARS IN MILLIONS)

NOTE 18: INCOME TAXES
    The components of the provision for income taxes follow:

                                                                                      YEAR ENDED DECEMBER 31,
                                                                                  -------------------------------
                                                                                    1994       1993       1992
                                                                                  ---------  ---------  ---------
Federal:
  Current.......................................................................  $      50  $      72  $      85
  Deferred......................................................................        118        (30)        (2)
                                                                                  ---------        ---  ---------
                                                                                        168         42         83
                                                                                  ---------        ---  ---------
State and local:
  Current.......................................................................         (6)        23         15
  Deferred......................................................................         42         (4)         7
                                                                                  ---------        ---  ---------
                                                                                         36         19         22
                                                                                  ---------        ---  ---------
Provision for income taxes......................................................  $     204  $      61  $     105
                                                                                  ---------        ---  ---------
                                                                                  ---------        ---  ---------

    The Company paid income taxes of $313, $391 and $459 in 1994, 1993 and 1992, respectively, of which $(178), $94 and $45 related to the Media Group, including discontinued operations. The Media Group had taxes payable of $88 and $11 to the Company, including discontinued operations, as of December 31, 1994 and 1993, respectively.

    The effective tax rate differs from the statutory tax rate as follows:

                                                                                YEAR ENDED
                                                                               DECEMBER 31,
                                                                             ----------------
                                                                             1994  1993  1992
                                                                             ----  ----  ----
                                                                               (IN PERCENT)
Federal statutory tax rate.................................................  35.0  35.0  34.0
State income taxes -- net of federal effect................................   4.9   6.6   5.8
Foreign tax -- net of federal effect.......................................   1.9    .6   --
Restructuring charge.......................................................   --    1.1   --
Other......................................................................    .7  (1.5)  2.0
                                                                             ----  ----  ----
Effective tax rate.........................................................  42.5  41.8  41.8
                                                                             ----  ----  ----
                                                                             ----  ----  ----

                                     VII-73

                              U S WEST MEDIA GROUP
               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)
        FOR THE SIX MONTHS ENDED JUNE 30, 1995 AND 1994 (UNAUDITED) AND
              FOR THE YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992
                             (DOLLARS IN MILLIONS)

NOTE 18: INCOME TAXES (CONTINUED)
    The components of the net deferred tax liability follow:

                                                                                            DECEMBER 31,
                                                                                        --------------------
                                                                                          1994       1993
                                                                                        ---------  ---------
Property, plant and equipment.........................................................  $      76  $      41
Leases................................................................................        684        657
State deferred taxes -- net of federal effect.........................................        174         96
Intangible assets.....................................................................        164     --
Investment in partnerships............................................................        142         46
Other.................................................................................         13          9
                                                                                        ---------  ---------
Deferred tax liabilities..............................................................      1,253        849
                                                                                        ---------  ---------
Postemployment benefits, including pension............................................         29          4
Restructuring, discontinued operations and other......................................        130        214
State deferred taxes -- net of federal effect.........................................         38         37
Other.................................................................................         86         76
                                                                                        ---------  ---------
Deferred tax assets...................................................................        283        331
                                                                                        ---------  ---------
Net deferred tax liability............................................................  $     970  $     518
                                                                                        ---------  ---------
                                                                                        ---------  ---------

    The current portion of the deferred tax asset was $52 and $28 at December 31, 1994 and 1993, respectively, resulting primarily from restructuring charges and compensation-related items.

    On August 10, 1993, federal legislation was enacted which increased the corporate tax rate from 34 percent to 35 percent retroactive to January 1, 1993. The cumulative effect on deferred taxes of the 1993 increase in income tax rates was $20 related to discontinued operations.

    The net deferred tax liability includes $678 in 1994 and $607 in 1993 related to discontinued operations.

NOTE 19: AIRTOUCH JOINT VENTURE
    During 1994, the Company signed a definitive agreement with AirTouch Communications to combine their domestic cellular assets. The initial equity ownership of this cellular joint venture will be approximately 70 percent AirTouch and approximately 30 percent Media Group. The combination will take place in two phases. Upon receiving regulatory approval, anticipated during the third quarter of 1995, Phase I of the joint venture will begin. The two companies will operate their cellular properties separately during this phase. A Wireless Management Company will be formed in Phase I to provide centralized services to both companies on a contract basis. In Phase II, AirTouch and the Company will contribute their domestic cellular assets to the newly formed venture. This phase will occur within four years, upon obtaining interim relief, or earlier, at AirTouch's option.

    Had the Media Group recognized 30 percent of the combined earnings of the joint venture beginning January 1, 1994, Media Group net income for the year ended December 31, 1994 would have increased by approximately $30.

                                     VII-74

                              U S WEST MEDIA GROUP
               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)
        FOR THE SIX MONTHS ENDED JUNE 30, 1995 AND 1994 (UNAUDITED) AND
              FOR THE YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992
                             (DOLLARS IN MILLIONS)

NOTE 20: NET INVESTMENT IN ASSETS HELD FOR SALE

    The Combined Financial Statements of the Media Group include the discontinued operations of the capital assets segment. During the second quarter of 1993, the U S WEST Board of Directors approved a plan to dispose of the capital assets segment through the sale of segment assets and businesses. Accordingly, the Media Group recorded an after-tax charge of $100 for the estimated loss on disposition. An additional provision of $20 is related to the effect of the 1993 increase in federal income tax rates. The capital assets segment includes activities related to financial services and financial guarantee insurance operations. Also included in the segment is U S WEST Real Estate, Inc., for which disposition was announced in 1991 and a $500 valuation allowance was established to cover both carrying costs and losses on disposal of related properties.

    Effective January 1, 1995, the capital assets segment has been accounted for in accordance with Staff Accounting Bulletin No. 93, issued by the Securities Exchange Commission, which requires discontinued operations not disposed of within one year of the measurement date to be accounted for prospectively in continuing operations as a net investment in assets held for sale. The net realizable value of the assets will be reevaluated on an ongoing basis with adjustments to the existing reserve, if any, being charged to continuing operations. Prior to January 1, 1995, the entire capital assets segment was accounted for as discontinued operations in accordance with Accounting Principles Board Opinion No. 30.

    During 1994, U S WEST reduced its ownership interest in Financial Security Assurance Holdings, Ltd. ("FSA"), a member of the capital assets segment, to
60.9 percent, and its voting interest to 49.8 percent through a series of transactions. In May and June 1994, U S WEST sold 8.1 million shares of FSA, including 2 million shares sold to Fund American Enterprises Holdings Inc. ("FFC"), in an initial public offering of FSA common stock at $20 per share. The Company received $154 in net proceeds from the offering. On September 2, 1994, U S WEST issued to FFC 50,000 shares of cumulative redeemable preferred stock for a total of $50. (See Note 14 to the Combined Financial Statements.) FFC's voting interest in FSA is 21 percent, achieved through a combination of direct share ownership of common and preferred FSA shares, and a voting trust agreement with U S WEST. The Media Group retained certain risks in asset-backed obligations related to the commercial real estate portfolio.

    FFC has a right of first offer and a call right to purchase from U S WEST up to 9.0 million shares, or approximately 57 percent, of outstanding FSA stock held by U S WEST. U S WEST anticipates its ownership will be further reduced by 1996. The fair value of the call right was $22 (based on the Black-Scholes model) at December 31, 1994, with no carrying value.

    During 1994, U S WEST Real Estate, Inc. sold twelve buildings, six parcels of land and other assets for approximately $327. Two additional properties were sold in 1995 for approximately $47. During 1993, five properties were sold for approximately $66. The sales were in line with Company estimates. Proceeds from building sales were primarily used to repay related debt. The Company has completed all construction of existing buildings in the commercial real estate portfolio and expects to substantially complete the liquidation of this portfolio by 1998. The remaining balance of assets subject to sale is approximately $569, net of reserves, as of June 30, 1995.

    In December 1993, the Company sold $2.0 billion of finance receivables and the business of U S WEST Financial Services, Inc. to NationsBank Corporation. Sales proceeds of $2.1 billion were

                                     VII-75

                              U S WEST MEDIA GROUP
               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)
        FOR THE SIX MONTHS ENDED JUNE 30, 1995 AND 1994 (UNAUDITED) AND
              FOR THE YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992
                             (DOLLARS IN MILLIONS)

NOTE 20: NET INVESTMENT IN ASSETS HELD FOR SALE (CONTINUED) used primarily to repay related debt. The pretax gain on the sale of approximately $100, net of selling expenses, was in line with management's estimate and was included in the Media Group's estimate of provision for loss on disposal. The management team that previously operated the entire capital assets segment transferred to NationsBank.

    Building sales and operating revenues of the discontinued capital assets segment were $107 and $382 for the six months ended June 30, 1995 and 1994, respectively and $553 in 1994, $710 in 1993 and $672 in 1992. Income from discontinued operations for 1993 (to June 1) and 1992 totaled $38 and $103, respectively. Income (loss) from discontinued operations subsequent to June 1, 1993 through December 31, 1994 was deferred and is included within the provision for loss on disposal.

    The assets and liabilities of the capital assets segment have been separately classified on the Combined Balance Sheets as net investment in assets held for sale.

    The components of net investment in assets held for sale follow:

NET INVESTMENT IN ASSETS HELD FOR SALE

                                                                           JUNE 30,       DECEMBER 31,
                                                                           ---------  --------------------
                                                                             1995       1994       1993
                                                                           ---------  ---------  ---------
ASSETS
Cash and cash equivalents................................................  $      55  $       7  $      24
Finance receivables -- net...............................................      1,016      1,073      1,131
Investment in real estate -- net of valuation allowance..................        424        465        711
Bonds at market value....................................................        165        155        895
Investment in FSA........................................................        365        329     --
Other assets.............................................................        206        362        600
                                                                           ---------  ---------  ---------
Total assets.............................................................  $   2,231  $   2,391  $   3,361
                                                                           ---------  ---------  ---------
                                                                           ---------  ---------  ---------
LIABILITIES
Debt.....................................................................  $     965  $   1,283  $   1,496
Deferred income taxes....................................................        699        693        681
Accounts payable, accrued liabilities and other..........................        135        103        244
Unearned premiums........................................................     --         --            346
Minority interests.......................................................         10         10         40
                                                                           ---------  ---------  ---------
Total liabilities........................................................      1,809      2,089      2,807
                                                                           ---------  ---------  ---------
Net investment in assets held for sale...................................  $     422  $     302  $     554
                                                                           ---------  ---------  ---------
                                                                           ---------  ---------  ---------

                                     VII-76

                              U S WEST MEDIA GROUP
               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)
        FOR THE SIX MONTHS ENDED JUNE 30, 1995 AND 1994 (UNAUDITED) AND
              FOR THE YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992
                             (DOLLARS IN MILLIONS)

NOTE 20: NET INVESTMENT IN ASSETS HELD FOR SALE (CONTINUED)
    Finance receivables primarily consist of contractual obligations under long-term leases which the Company intends to run off. These long-term leases consist mostly of leveraged leases related to aircraft and power plants. For leveraged leases, the cost of the assets leased is financed primarily through non-recourse debt which is netted against the related lease receivable.

    The components of finance receivables follow:

                                                                                         DECEMBER 31,
                                                                                     --------------------
                                                                                       1994       1993
                                                                                     ---------  ---------
Receivables........................................................................  $   1,095  $   1,208
Unguaranteed estimated residual values.............................................        467        477
                                                                                     ---------  ---------
                                                                                         1,562      1,685
Less: Unearned income..............................................................        459        490
     Credit loss and other allowances..............................................         30         64
                                                                                     ---------  ---------
Finance receivables -- net.........................................................  $   1,073  $   1,131
                                                                                     ---------  ---------
                                                                                     ---------  ---------

    Investments in securities that are designated as available for sale are carried at market value. Any resulting unrealized gains or losses, net of applicable deferred income taxes, are reflected as a component of Media Group equity. The 1994 net unrealized losses of $64 (net of a deferred tax benefit of $34) and the 1993 net unrealized gain of $35 (net of deferred taxes of $19), are included in Media Group equity.

    The amortized cost and estimated market value of investments in securities follow:

                                                       DECEMBER 31, 1994                             DECEMBER 31, 1993
                                          -------------------------------------------   -------------------------------------------
                                                        GROSS        GROSS                           GROSS         GROSS
                                          CARRYING   UNREALIZED    UNREALIZED   FAIR    CARRYING   UNREALIZED   UNREALIZED    FAIR
MARKETABLE DEBT SECURITIES                 AMOUNT       GAINS      LOSSES(1)    VALUE    AMOUNT      GAINS        LOSSES      VALUE
----------------------------------------  --------   -----------   ----------   -----   --------   ----------   -----------   -----
Municipal...............................    $113         --           $ 13      $100      $742        $51             $ 1     $792
Other...................................      65         --             10        55        99          4          --          103
                                          --------          ---        ---      -----   --------      ---             ---     -----
Total...................................    $178         --           $ 23      $155      $841        $55             $ 1     $895
                                          --------          ---        ---      -----   --------      ---             ---     -----
                                          --------          ---        ---      -----   --------      ---             ---     -----

------------------------------
(1) The Media Group equity at December 31, 1994, includes a net unrealized loss on marketable debt securities of $49 (net of a deferred tax benefit of $26) associated with the Media Group's equity investment in FSA.

                                     VII-77

                              U S WEST MEDIA GROUP
               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)
        FOR THE SIX MONTHS ENDED JUNE 30, 1995 AND 1994 (UNAUDITED) AND
              FOR THE YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992
                             (DOLLARS IN MILLIONS)

NOTE 20: NET INVESTMENT IN ASSETS HELD FOR SALE (CONTINUED)
DEBT

    Interest rates and maturities of debt associated with the discontinued capital assets segment at December 31 follow:

                                                                                  MATURITIES
                                                                   ----------------------------------------   TOTAL   TOTAL
INTEREST RATES                                                     1995  1996  1997  1998  1999  THEREAFTER    1994    1993
-----------------------------------------------------------------  ----  ----  ----  ----  ----  ----------   ------  ------
Up to 5%.........................................................  $ 50  $--   $--   $--   $--       $5       $   55  $  496
Above 5% to 6%...................................................     5  --      10  --     --     --             15       5
Above 6% to 7%...................................................   100  --      54  --     --     --            154      54
Above 7% to 8%...................................................     7    5      5  --     --     --             17      26
Above 8% to 9%...................................................   --    35    --   --     150       4          189     264
Above 9% to 10%..................................................    61  --      48    5    --     --            114     177
Above 10%........................................................   --   --     --    29    --     --             29      29
Commercial paper rates...........................................   --   --     --   --     --     --           --        30
                                                                   ----  ----  ----  ----  ----     ---       ------  ------
                                                                   $223  $40   $117  $34   $150      $9          573   1,081
                                                                   ----  ----  ----  ----  ----     ---
                                                                   ----  ----  ----  ----  ----     ---
Allocated from continuing operations -- net......................                                                710     415
                                                                                                              ------  ------
Total............................................................                                             $1,283  $1,496
                                                                                                              ------  ------
                                                                                                              ------  ------

    Debt of $119 and $124 at December 31, 1994 and 1993, respectively, was collateralized by first deeds of trust on associated real estate, assignment of rents from leases, and operating and management agreements.

FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK -- FINANCIAL GUARANTEES

    The Media Group retained certain risks in asset-backed obligations related to the commercial real estate portfolio. The principal amounts insured on the asset-backed and municipal obligations follow. The 1994 amounts do not include the financial guarantees of FSA which is now accounted for under the equity method.

                                                                          ASSET-BACKED (1)       MUNICIPAL (2)
                                                                            DECEMBER 31,          DECEMBER 31,
                                                                        --------------------  --------------------
TERM TO MATURITY                                                          1994       1993       1994       1993
----------------------------------------------------------------------  ---------  ---------  ---------  ---------
0 to 5 Years..........................................................  $     540  $   5,955  $  --      $   1,888
5 to 10 Years.........................................................        537      2,050     --          2,771
10 to 15 Years........................................................        391      1,286     --          2,176
15 to 20 Years........................................................     --            593     --          2,346
20 and Above..........................................................     --          2,501     --          4,606
                                                                        ---------  ---------  ---------  ---------
Total.................................................................  $   1,468  $  12,385  $  --      $  13,787
                                                                        ---------  ---------  ---------  ---------
                                                                        ---------  ---------  ---------  ---------

------------------------

(1) Excludes amounts ceded to other insurers of $6,210 in 1993 and includes $25 of assumed obligations in 1993.

(2) Excludes amounts ceded to other insurers of $5,576 in 1993 and includes $1,218 of assumed obligations in 1993.

                                     VII-78

                              U S WEST MEDIA GROUP
               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)
        FOR THE SIX MONTHS ENDED JUNE 30, 1995 AND 1994 (UNAUDITED) AND
              FOR THE YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992
                             (DOLLARS IN MILLIONS)

NOTE 20: NET INVESTMENT IN ASSETS HELD FOR SALE (CONTINUED)
    The principal amount of insured obligations in the municipal portfolio, net of amounts ceded, include the following types of issues:

                                                                                                 DECEMBER 31,
                                                                                             --------------------
TYPE OF ISSUE                                                                                  1994       1993
-------------------------------------------------------------------------------------------  ---------  ---------
General obligation.........................................................................  $  --      $   3,487
Tax-backed revenue.........................................................................     --          2,919
Housing revenue............................................................................     --          1,879
Municipal utility revenue..................................................................     --          1,783
Health care revenue........................................................................     --          1,399
Transportation revenue.....................................................................     --            710
Other......................................................................................     --          1,610
                                                                                             ---------  ---------
Total......................................................................................  $  --      $  13,787
                                                                                             ---------  ---------
                                                                                             ---------  ---------

    Concentrations  of   collateral   associated   with   insured   asset-backed
obligations, net of amounts ceded, follow:

                                                                                                  DECEMBER 31,
                                                                                              --------------------
TYPE OF COLLATERAL                                                                              1994       1993
--------------------------------------------------------------------------------------------  ---------  ---------
Residential mortgages.......................................................................  $  --      $   3,874
Consumer receivable.........................................................................     --          1,443
Securities:
  Government debt...........................................................................     --          2,039
  Non-government securities.................................................................     --          1,709
Commercial mortgages:
  Commercial real estate....................................................................        530        809
  Corporate secured.........................................................................        888      1,018
Investor-owned utility first mortgage bonds.................................................     --            772
Other asset-backed..........................................................................         50        721
                                                                                              ---------  ---------
Total.......................................................................................  $   1,468  $  12,385
                                                                                              ---------  ---------
                                                                                              ---------  ---------

                                     VII-79

                              U S WEST MEDIA GROUP
               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)
        FOR THE SIX MONTHS ENDED JUNE 30, 1995 AND 1994 (UNAUDITED) AND
              FOR THE YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992
                             (DOLLARS IN MILLIONS)

NOTE 20: NET INVESTMENT IN ASSETS HELD FOR SALE (CONTINUED)
ADDITIONAL FINANCIAL INFORMATION

    Information for U S WEST Financial Services, Inc., a member of the capital assets segment, follows:

                                                                          SIX MONTHS ENDED        YEAR ENDED DECEMBER 31,
                                                                              JUNE 30,
                                                                        --------------------  -------------------------------
SUMMARIZED OPERATING RESULTS                                              1995       1994       1994       1993       1992
----------------------------------------------------------------------  ---------  ---------  ---------  ---------  ---------
Revenues..............................................................  $      21  $      30  $      54  $     410  $     302
Income before parent support and income taxes.........................     --         --         --         --             83
Income before parent support..........................................     --         --         --         --             55
Net income............................................................     --         --         --         --             55

                                                                                     JUNE 30,       DECEMBER 31,
                                                                                     ---------  --------------------
SUMMARIZED FINANCIAL POSITION                                                          1995       1994       1993
-----------------------------------------------------------------------------------  ---------  ---------  ---------
Net finance receivables............................................................  $     922  $     981  $   1,020
Total assets.......................................................................      1,263      1,331      1,797
Total debt.........................................................................        477        533        957
Total liabilities..................................................................      1,193      1,282      1,748
Shareowner's equity................................................................         70         49         49

                                     VII-80

                              U S WEST MEDIA GROUP

              SUPPLEMENTARY SELECTED PROPORTIONATE FINANCIAL DATA

SELECTED PROPORTIONATE RESULTS OF OPERATIONS

    The following table is not required by generally accepted accounting principles ("GAAP") or intended to replace the Combined Financial Statements prepared in accordance with GAAP. It is presented to provide supplemental data. However, because significant assets of the Media Group are not consolidated, and because of the substantial effect of the formation of certain joint ventures on the year-to-year comparability of the Media Group's combined financial results, the Media Group believes that proportionate financial data facilitates the understanding and assessment of its Combined Financial Statements. The following proportionate accounting table reflects the relative weight of the Media Group's ownership interest in its domestic and international investments in cable and telecommunications, wireless and multimedia content and services operations. Excluded are certain international and domestic investments for which the Media Group does not receive timely detailed financial statements and which are, collectively, not material. THE FINANCIAL INFORMATION INCLUDED BELOW DEPARTS MATERIALLY FROM GAAP BECAUSE IT AGGREGATES THE REVENUES AND OPERATING INCOME OF ENTITIES NOT CONTROLLED BY THE MEDIA GROUP WITH THOSE OF THE CONSOLIDATED OPERATIONS OF THE MEDIA GROUP.

                                                                                        PRO FORMA
                                                                         HISTORICAL    ADJUSTMENTS    PRO FORMA
                                                                        PROPORTIONATE  (UNAUDITED)  PROPORTIONATE
YEAR ENDED DECEMBER 31:                                                      (1)           (2)       (UNAUDITED)
----------------------------------------------------------------------  -------------  -----------  -------------
1994
Sales and other revenues..............................................    $   4,208     $     167     $   4,375
Operating expenses....................................................        3,306            83         3,389
Depreciation and amortization.........................................          498            65           563
Gains on sale of assets:
  Partial sale of joint venture interest..............................          164          (164)       --
  Paging assets.......................................................           68           (68)       --
Other (expense) -- net................................................         (126)          (38)         (164)
                                                                        -------------  -----------  -------------
Income from continuing operations before income taxes.................          510          (251)          259
Provision (benefit) for income taxes..................................          234           (91)          143
                                                                        -------------  -----------  -------------
Income from continuing operations.....................................    $     276     $    (160)    $     116
                                                                        -------------  -----------  -------------
                                                                        -------------  -----------  -------------
1993
Sales and other revenues..............................................    $   2,157     $   1,425     $   3,582
Operating expenses....................................................        1,630         1,089         2,719
Depreciation and amortization.........................................          223           202           425
Restructuring charges.................................................          109          (109)       --
Other (expense) -- net................................................          (40)         (125)         (165)
                                                                        -------------  -----------  -------------
Income from continuing operations before income taxes.................          155           118           273
Provision for income taxes............................................           70            33           103
                                                                        -------------  -----------  -------------
Income from continuing operations.....................................    $      85     $      85     $     170
                                                                        -------------  -----------  -------------
                                                                        -------------  -----------  -------------

------------------------
(1)  Historical   proportionate  results   reflect  the   Media  Group  Combined
     Statements of Operations for 1994 and 1993 on a proportionate basis.

(2) Pro forma adjustments normalize the historical proportionate results for acquisitions and dispositions and remove one-time items. The net income impact of the 1994 pro forma adjustments are $(105) to remove the gain on sale of TeleWest, $(44) to remove the gain on sale of the paging assets and related operations and $(11) to reflect the December 1994 acquisition of the Atlanta systems as if it had occurred as of January 1, 1994. The net income impact of the 1993 pro forma adjustments are $70 to remove restructuring charges, $23 to reflect the September 1993 investment in TWE as if it had occurred as of January 1, 1993 and $(8) to remove paging operations.

                                     VII-81

                                                                      ANNEX VIII

                     ILLUSTRATIONS OF INTER-GROUP INTEREST

    The following illustrations demonstrate the calculations of the creation and changes in the Communications Group's Inter-Group Interest in the Media Group based on the assumptions set forth herein. In the illustrations below, (i) 2 billion shares of Media Stock are assumed to be authorized for issuance, of which 500 million shares have been deemed to represent 100% of the common stockholders' equity of the Company attributable to the Media Group, (ii) 500 million shares of Communications Stock are assumed to be issued and outstanding and (iii) no shares, therefore, are assumed to be initially issuable with respect to the Communications Group's Inter-Group Interest in the Media Group (the "Number of Shares Issuable with Respect to the Inter-Group Interest"). Unless otherwise specified, each illustration below should be read independently as if none of the other transactions referred to below had occurred. Actual calculations may be slightly different due to rounding.

    At any given time, the fractional interest in the equity value of the Company attributable to the Media Group ("Equity Value") that is intended to be represented by the outstanding shares of Media Stock (the "Outstanding Media Fraction") would be equal to:

                             Outstanding Shares of
                                  Media Stock
              ----------------------------------------------------
              Outstanding Shares of Media Stock + Number of Shares
               Issuable with respect to the Inter-Group Interest

    The balance of the Equity Value of the Media Group is intended to be represented by the Communications Group's Inter-Group Interest and, at any given time, the fractional interest in the Equity Value of the Communications Group that is intended to be represented by the Inter-Group Interest (the "Inter-Group Interest Fraction") would be equal to:

                         Number of Shares Issuable with
                      Respect to the Inter-Group Interest
              ----------------------------------------------------
              Outstanding Shares of Media Stock + Number of Shares
               Issuable with Respect to the Inter-Group Interest

The sum of the Outstanding Media Fraction and the Inter-Group Interest Fraction would always equal 100%.

PUBLIC OFFERING OF MEDIA STOCK

    The following illustrations reflect an assumed sale by the Company of 10 million shares of Media Stock in a public offering of Media Stock.

    Assume all of such shares are identified as sold for the account of the Media Group as an increase in its equity, with the net proceeds reflected entirely in the financial statements of the Media Group.

Shares previously issued and outstanding.......................  500 million
Newly issued shares for account of Media Group.................   10 million
                                                                 -----------
  Total issued and outstanding after initial public offering...  510 million
                                                                 -----------
                                                                 -----------

    - The Number of Shares Issuable with Respect to the Inter-Group Interest (0) would remain unchanged.

                                     VIII-1

    - As a result, the issued and outstanding shares (510 million) would represent an Outstanding Media Fraction of 100%, calculated as follows:

                                     510 million

                                   ---------------
                                     510 million

      The Inter-Group Interest Fraction would accordingly be zero.

    - The  Company would  have 1,490 million  authorized and  unissued shares of
      Media  Stock  remaining   (2  billion   minus  510   million  issued   and
      outstanding).

REPURCHASE OF MEDIA STOCK

    The following illustrations reflect an assumed repurchase by the Company of 50 million shares of Media Stock for the account of the Communications Group.

    Assume all such shares are identified as repurchased for the account of the Communications Group as a creation of an Inter-Group Interest in the Media Group, with the financial statements of the Communications Group being charged entirely with the consideration paid for such shares.

Shares previously issued and outstanding.......................  500 million
Shares repurchased for the account of Communications Group.....   50 million
                                                                 -----------
  Total issued and outstanding after repurchase................  450 million
                                                                 -----------
                                                                 -----------

    - The Number of Shares Issuable with Respect to the Inter-Group Interest would be increased by the number of any shares of Media Stock repurchased for the account of the Communications Group.

Number of Shares Issuable with Respect to the Inter-Group
 Interest prior to repurchase...................................      0
Number of shares repurchased for the account of Communications
 Group..........................................................  50 million
                                                                  ----------
Number of Shares Issuable with Respect to the Inter-Group
 Interest after repurchase......................................  50 million
                                                                  ----------
                                                                  ----------

    - As  a result, the total issued  and outstanding shares (450 million) would
      in  the  aggregate  represent  an  Outstanding  Media  Fraction  of   90%,
      calculated as follows:

                                     450 million

                             ---------------------------
                              450 million + 50 million

      The Inter-Group Interest Fraction would accordingly be increased to 10%.

    - In this case, in the event of any dividend or other distribution paid on the outstanding shares of Media Stock (other than a dividend or other distribution payable in shares of Media Stock), the financial statements of the Communications Group would be credited, and the financial statements of the Media Group would be charged, with an amount equal to 11% (representing the ratio of the Number of Shares Issuable with Respect to the Inter-Group Interest (50 million) to the total number of shares of Media Stock issued and outstanding following the repurchase (450 million)) of the aggregate amount of such dividend or distribution.

    - The Company would have 1,550 million authorized and unissued shares of such Media Stock
     (2 billion minus 450 million issued and outstanding).

MEDIA STOCK DIVIDENDS

    The following illustrations reflect assumed dividends of Media Stock on outstanding shares of Media Stock and outstanding shares of Communications Stock, respectively, after the assumed repurchase of 50 million shares of Media Stock for the account of the Communications Group.

                                     VIII-2

    MEDIA STOCK DIVIDEND ON MEDIA STOCK

    Assume the Company declares a dividend of 1/10 of a share of Media Stock on each outstanding share of Media Stock.

Shares previously issued and outstanding.......................  450 million
Newly issued shares for account of Media Group.................   45 million
                                                                 -----------
  Total issued and outstanding after dividend..................  495 million
                                                                 -----------
                                                                 -----------

    - The Number of Shares Issuable with Respect to the Inter-Group Interest would be increased proportionately to reflect the stock dividend payable in shares of Media Stock to holders of shares of Media Stock. That is, the Number of Shares Issuable with Respect to the Inter-Group Interest would be increased by a number equal to 11% (representing the ratio of the Number of Shares Issuable with Respect to the Inter-Group Interest (50 million) to the number of shares of Media Stock issued and outstanding (450 million), in each case immediately prior to such dividend) of the aggregate number of shares issued in connection with such dividend or outstanding shares of Media Stock (45 million), or 5 million.

Number of Shares Issuable with Respect to the Inter-Group
 Interest prior to dividend.....................................  50 million
Proportionate increase to reflect dividend of shares on
 outstanding shares of Media Stock..............................   5 million
                                                                  ----------
Number of Shares Issuable with Respect to the Inter-Group
 Interest after dividend........................................  55 million
                                                                  ----------
                                                                  ----------

    - As a result, the total issued and outstanding shares (495 million) would in the aggregate continue to represent an Outstanding Media Fraction of 90%, calculated as follows:

                                     495 million

                             ---------------------------
                              495 million + 55 million

      The Inter-Group Interest Fraction would accordingly continue to be 10%.

    - The Company would have 1,505 million authorized and unissued shares of Media Stock
     (2 billion minus 495 million issued and outstanding).

    MEDIA STOCK DIVIDEND ON COMMUNICATIONS STOCK

    Assume the Company declares a dividend of 1/20 of a share of Media Stock on each outstanding share of Communications Stock.

Shares previously issued and outstanding.......................  450 million
Newly issued shares for account of Communications Group........   25 million
                                                                 -----------
  Total issued and outstanding after dividend..................  475 million
                                                                 -----------
                                                                 -----------

    - Any dividend of shares of Media Stock to the holders of shares of Communications Stock would be treated as a dividend of shares issuable with respect to the Communications Group's Inter-

                                     VIII-3

      Group Interest. As a result, the Number of Shares Issuable with Respect to the Inter-Group Interest would decrease by the number of shares of Media Stock distributed to the holders of Communications Stock.

Number of Shares Issuable with Respect to the Inter-Group
 Interest prior to dividend.....................................  50 million
Number of shares dividend on outstanding shares of
 Communications Stock...........................................  25 million
                                                                  ----------
Number of Shares Issuable with Respect to the Inter-Group
 Interest after dividend........................................  25 million
                                                                  ----------
                                                                  ----------

    - As a result, the total issued  and outstanding shares (475 million)  would
      in   the  aggregate  represent  an  Outstanding  Media  Fraction  of  95%, calculated as follows:

                                     475 million

                             ---------------------------
                              475 million + 25 million

      The Inter-Group Interest Fraction would accordingly be reduced to 5%. Note, however, that after the dividend, the holders of Communications Stock would also hold 25 million shares of Media Stock, which would be intended to represent a 5% interest in the Equity Value attributable to the Media Group (together with the 5% Inter-Group Interest of the Communications Group).

    - The Company would have 1,525 million authorized and unissued shares of such Media Stock
     (2 billion minus 475 million issued and outstanding).

TRANSFER OF ASSETS BETWEEN COMMUNICATIONS GROUP AND MEDIA GROUP

    CONTRIBUTION OF ASSETS FROM COMMUNICATIONS GROUP TO MEDIA GROUP

    The following illustration reflects the assumed contribution by the Communications Group to the Media Group, after the assumed repurchase of 50 million shares of Media Stock for the account of the Communications Group, of $100 million of assets allocated to the Communications Group on a date on which the Market Value of the Media Stock is $20 per share.

Shares previously issued and outstanding.......................  450 million
Newly issued shares............................................            0
                                                                 -----------
  Total issued and outstanding after contribution..............  450 million
                                                                 -----------
                                                                 -----------

    - The Number of Shares Issuable with Respect to the Inter-Group Interest would be increased to reflect the contribution to the Media Group of assets theretofore allocated to the Communications Group by the number equal to the value of the assets contributed ($100 million) divided by the Market Value of the Media Stock at that time ($20), or 5 million shares.

Number of Shares Issuable with Respect to the Inter-Group
 Interest prior to contribution.................................  50 million
Increase to reflect contribution to Media Group of assets
 allocated to the Communications Group..........................   5 million
                                                                  ----------
Number of Shares Issuable with Respect to the Inter-Group
 Interest after contribution....................................  55 million
                                                                  ----------
                                                                  ----------

    - As  a result, the total issued  and outstanding shares (450 million) would
      in  the  aggregate  represent  an  Outstanding  Media  Fraction  of   89%,
      calculated as follows:

                                     450 million

                             ---------------------------
                              450 million + 55 million

                                     VIII-4

      The Inter-Group Interest Fraction would accordingly be increased to 11%.

    - The Company would have 1,550 million authorized and unissued shares of Media Stock
     (2 billion minus 450 million issued and outstanding).

    TRANSFER OF ASSETS FROM MEDIA GROUP TO COMMUNICATIONS GROUP

    The following illustration reflects the assumed transfer by the Media Group to the Communications Group after the assumed repurchase of 50 million shares of Media Stock for the account of the Communications Group, of $100 million of assets allocated to the Media Group on a date on which the Market Value of Media Stock is $20 per share.

Shares previously issued and outstanding.......................  450 million
Newly issued shares............................................            0
                                                                 -----------
  Total issued and outstanding after transfer..................  450 million
                                                                 -----------
                                                                 -----------

    - The Number of Shares Issuable with Respect to the Inter-Group Interest would be decreased to reflect the transfer to the Communications Group of assets theretofore allocated to the Media Group.

Number of Shares Issuable with Respect to the Inter-Group
 Interest prior to transfer....................................   50 million
Decrease to reflect transfer to Communications Group of assets
 allocated to Media Group......................................    5 million
                                                                 -----------
Number of Shares Issuable with Respect to the Inter-Group
 Interest after transfer.......................................   45 million
                                                                 -----------
                                                                 -----------

    - As a result, the total issued  and outstanding shares (450 million)  would
      in   the  aggregate  represent  an  Outstanding  Media  Fraction  of  91%, calculated as follows:

                                     450 million

                             ---------------------------
                              450 million + 45 million

      The Inter-Group Interest Fraction would accordingly be decreased to 9%.

    - The Company would have 1,550 million authorized and unissued shares of Media Stock
     (2 billion minus 450 million issued and outstanding).

                                     VIII-5

                                                                        ANNEX IX

                        AMENDED U S WEST 1994 STOCK PLAN

I.  PURPOSE.

     This 1994 Stock Plan (the "Plan"), is intended to promote the long term success of U S WEST, Inc. (the "Company") by affording certain eligible employees, executive officers, non-employee directors of the Company and its Subsidiaries (as defined below) and certain outside consultants or advisors to the Company and its affiliates with an opportunity to acquire a proprietary interest in the Company, in order to incentivize such persons and to align the financial interests of such persons with the shareholders of the Company.

II.  SUCCESSOR PLAN.

     The Plan is a successor plan to the U S WEST, Inc. Stock Incentive Plan and the U S WEST 1991 Stock Incentive Plan (the "Predecessor Plans"). No further grants of options or restricted stock may be made under the Predecessor Plans. Options outstanding under the Predecessor Plans and restricted stock granted under the Predecessor Plans shall be administered pursuant to the provisions of the Plan, to the extent not inconsistent with the grant of such options and restricted stock under the Predecessor Plans.

III.  DEFINITIONS.

     The following defined terms are used in the Plan:

        A. "Agreement" shall mean the agreement or grant letter accepted by the Participant as described in Section IX. of the Plan between the Company and a Participant under which the Participant receives an Award pursuant to this Plan.

        B. "Award" shall mean individually, collectively or in tandem, an incentive award granted under the Plan, whether in the form of Options, SARs, Stock Awards or Phantom Units.

        C. "Board" or "Board of Directors" shall mean the Board of Directors of the Company.

        D.  "Change of Control" shall mean any of the following:

           1. any "person" (as such term is used in Sections 13(d) and 14(d)(2) of the Exchange Act) who is or becomes a beneficial owner of (or otherwise has the authority to vote), directly or indirectly, securities representing twenty percent (20%) or more of the total voting power of all of the Company's then outstanding voting securities, unless through a transaction arranged by, or consummated with the prior approval of the Board of Directors;

           2. any period of two (2) consecutive calendar years during which there shall cease to be a majority of the Board of Directors comprised as follows: individuals who at the beginning of such period constitute the Board of Directors and any new director(s) whose election by the Board of Directors or nomination for election by the Company's stockholders was approved by a vote of at least two-thirds (2/3) of the directors then still in office who either were directors at the beginning of the period or whose election or nomination for election was previously so approved; or

           3. the Company becomes a party to a merger, consolidation or share exchange in which either (i) the Company will not be the surviving corporation or (ii) the Company will be the surviving corporation and any outstanding shares of Common Stock of the Company will be converted into shares of any other company (other than a reincorporation or the establishment of a holding company involving no change of ownership of the Company) or other securities or cash or other property (excluding payments made solely for fractional shares); or

           4. any other event that a majority of the Board of Directors, in its sole discretion, shall determine constitutes a Change of Control.

        E.  "Code" shall mean the Internal Revenue Code of 1986, as amended.

        F. "Committee" shall mean the Human Resources Committee or the Employee Benefits Committee or their delegates, as applicable, pursuant to provisions of Section IV. of the Plan.

        G. "Common Stock" shall mean either Communications Group Stock or Media Group Stock.

        H. "Communications Group Stock" shall mean the common stock, $.01 par value, issued by the Company that reflects the performance of U S WEST Communications Group.

        I. "Company" shall mean U S WEST, Inc., a Delaware corporation, and any successor thereof.

        J. "Director Compensation" shall mean all cash or stock remuneration payable to an Outside Director for service to the Company as a director, other than reimbursement for expenses or Common Stock received upon exercise of an Option, and shall include retainer fees for service on, and fees for attendance at meetings of, the Board and any committees thereof.

        K. "Disabled" or "Disability" shall mean long-term disability as determined under the provisions of any U S WEST disability plan maintained for the benefit of eligible employees of the Company or any Related Entity, provided, however, that in the case of an Incentive Option, "disability" shall have the meaning specified in Section 22(e)(3) of the Code.

        L. "Disinterested Person" shall have the meaning set forth in Rule 16b-3(c)(2)(i) and its successor promulgated under the Exchange Act.

        M. "Dividend Equivalent Rights" shall mean the right to receive the amount of any dividends that are paid on an equivalent number of shares of Common Stock underlying an Option or Phantom Unit, which shall be payable either in cash or in the form of additional Phantom Units or Stock.

        N. "Effective Date" shall mean May 6, 1994, the date on which the Plan was approved by the shareholders of the Company.

        O. "Eligible Employee" shall mean any employee of the Company or any Related Entity who the Committee selects to receive an Award and who is so employed on the date of the grant of an Award.

        P. "Eligible Non-Employee" shall mean any consultant or advisor to the Company or any Related Entity, including any member of the State Executive Board(s) of the Company or any Related Entity that the Committee selects to receive an Award.

        Q. "Employee Benefits Committee" shall mean a committee of the Company consisting of employees of the Company or any Related Entity appointed by the Human Resources Committee and which shall administer the Plan as provided in Section IV. hereof.

        R. "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.

        S. "Executive Officers" shall mean any Officer of the Company or any Related Entity who, at the time of an Award, is subject to the reporting requirements of Section 16(a) of the Exchange Act.

        T. "Fair Market Value" shall mean the closing price of a share of Common Stock as reported on the New York Stock Exchange for the applicable date, or if there were no sales on such date, on the last day on which there were sales.

        U. "Human Resources Committee" shall mean the human resources committee of the Board or any other committee of the Board appointed by the Board to administer the Plan in lieu of the Human Resources Committee, which committee shall consist of no fewer than three (3) persons, each of whom shall be a Disinterested Person.

        V. "Incentive Option" shall mean an incentive stock option under the provisions of Section 422 of the Code.

        W. "Indexed" shall mean the periodic adjustment of an Option Price based upon adjustment criteria determined by the Committee, but in no event shall the Option Price be adjusted to an amount less than the original Option Price.

        X. "Media Group Stock" shall mean the common stock, $.01 par value, issued by the Company that reflects the performance of U S WEST Media Group.

        Y. "Nonqualified Option" shall mean an Option which does not qualify under Section 422 of the Code.

        Z. "Officer" shall mean any executive of the Company or any Related Entity who participates in the Company's executive compensation programs.

        AA. "Option" shall mean an option granted by the Company to purchase Common Stock pursuant to the provisions of this Plan, including Incentive Options, Nonqualified Options and Reload Options.

        AB. "Optionee" shall mean a Participant to whom one or more Options have been granted.

        AC. "Option Price" shall mean the price per share payable to the Company for shares of Common Stock upon the exercise of an Option.

        AD. "Outside Director" shall mean an individual not employed by the Company or any Related Entity and who serves on the Board.

        AE. "Parent Corporation" shall mean any corporation within the meaning of Section 424(e) of the Code.

        AF.  "Participant"   shall   mean   an   Eligible   Employee,   Eligible
    Non-Employee, Executive Officer or Outside Director who is granted an Award.

        AG. "Phantom Unit" shall mean a notional account representing a value equivalent to one share of Common Stock on the Award date.

        AH. "Plan" shall mean the U S WEST, Inc. 1994 Stock Plan.

        AI. "Predecessor Plan" shall mean the U S WEST, Inc. Stock Incentive Plan or the U S WEST 1991 Stock Incentive Plan, as applicable.

        AJ. "Related Entity" shall mean any Parent Corporation or Subsidiary of the Company.

        AK. "Reload Option" shall mean the right to receive a further Option for a number of shares equal to the number of shares of Common Stock surrendered by the Optionee upon exercise of the original Option as provided in Section X.E. of the Plan.

        AL. "Restricted Period" shall mean the period of time from the date of grant of Restricted Stock until the lapse of restrictions attached thereto under the terms of the Agreement granting such Restricted Stock, pursuant to the provisions of the Plan or by action of the Committee.

        AM. "Restricted Stock" shall mean an Award made by the Committee entitling the Participant to acquire, at no cost or for a purchase price determined by the Committee at the time of grant, shares of Common Stock which are subject to restrictions in accordance with the provisions of
    Section XIII. hereof.

        AN. "Retirement" shall mean (i) with respect to any Eligible Employee, that such person has retired from the Company or any Related Entity and such person is currently eligible to receive a service pension benefit under the U S WEST Pension Plan or a pension benefit under any written agreement or arrangement that the Company or any Related Entity may have entered into with the Eligible Employee and (ii) with respect to any Eligible Non-Employee, that such person no longer provides consulting or advisory services to the Company or any Related Entity.

        AO. "Securities Act" shall mean the Securities Act of 1933, as amended from time to time.

        AP. "Stock Appreciation Right" or "SAR" shall mean a grant entitling the Participant to receive an amount in cash or shares of Common Stock or a combination thereof having a value equal to (or if the Committee shall so determine at the time of a grant, less than) the excess of the Fair Market Value of a share of Common Stock on the date of exercise over the Fair Market Value of a share of Common Stock on the date of grant (or over the Option Price, if the Stock Appreciation Right was granted in tandem with an Option) multiplied by the number of shares with respect to which the Stock Appreciation Right shall have been exercised, with the Committee having sole discretion to determine the form or forms of payment at the time of grant of the SAR.

        AQ. "Stock Awards" shall mean any Award which is in the form of Restricted Stock and any outright grants of Common Stock approved by the Committee pursuant to the Plan.

        AR. "Subsidiary" shall mean with respect to any Award other than an Incentive Option, any corporation, joint venture or partnership in which the Company owns, directly or indirectly, (i) with respect to a corporation, stock possessing twenty percent (20%) or more of the total combined voting power of all classes of stock in the corporation or (ii) in the case of a joint venture or partnership, the Company possesses a twenty percent (20%) interest in the capital or profits of such joint venture or partnership. In the case of any Incentive Option, Subsidiary shall mean any corporation within the meaning of Section 424(f) of the Code.

        AS. "Vested" shall mean the status that results with respect to an Option or other Award which may be immediately exercised under the terms of the Agreement granting such Option or other Award, pursuant to the provisions of the Plan or by action of the Committee.

IV.  ADMINISTRATION.

    A. The Plan shall be administered by the Human Resources Committee with respect to Officers, Executive Officers and Outside Directors and by the Employee Benefits Committee with respect to all other Eligible Employees and Eligible Non-Employees. The Human Resources Committee may adopt such rules, regulations and guidelines as it determines necessary for the administration of the Plan. Subject to any such rules, regulations and guidelines adopted by the Human Resources Committee, the Employee Benefits Committee shall have the power to adopt rules, regulations and guidelines to permit such Committee to administer the Plan with respect to Eligible Employees (other than Officers and Executive Officers) and with respect to Eligible Non-Employees.

    B. The Committee may delegate to one or more of its members, or to one or more agents, such administrative duties as it may deem advisable, and the Committee or any person to whom it has delegated duties as aforesaid may employ one or more persons to render advice with respect to any responsibility the Committee or such person may have under the Plan. The Committee may employ such legal or other counsel, consultants and agents as it may deem desirable for the administration of the Plan and may rely upon any opinion or computation received from any such counsel, consultant or agent. Expenses incurred by the Committee in the engagement of such counsel, consultant or agent shall be paid by the Company or such Related Entity whose employees have benefited from the Plan, as determined by the Committee. The Company shall indemnify members of the Committee and any agent of the Committee who is an employee of the Company or a Related Entity against any and all liabilities or expenses to which they may be subjected by reason of any act or failure to act with respect to their duties on behalf of the Plan, except in circumstances involving such person's gross negligence or willful misconduct.

    C. In furtherance of and not in limitation of the Committee's discretionary authority, subject to the provisions of the Plan, the Committee shall have the authority to:

        1. determine the Participants to whom Awards shall be granted and the number of and terms and conditions upon which Awards shall be granted (which need not be the same for all Awards or types of Awards);

        2. establish, in its sole discretion, annual or long-term financial goals of the Company, Related Entity, or division, department, or group of the Company or Related Entity, or individual goals which the Committee shall consider in granting Awards, if any;

        3. determine the satisfaction of performance goals established by the Committee based upon periods of time or any combinations thereof;

        4. determine the time when Awards shall be granted, the Option Price of each Option, the period(s) during which Options shall be exercisable (whether in whole or in part), the restrictions to be applicable to Awards, and the other terms and provisions of Awards;

        5. modify grants of Awards pursuant to Paragraph D. of this Section IV. or rescind grants of Awards pursuant to Section X.H(v), respectively;

        6. provide the establishment of a procedure whereby a number of shares of Common Stock or other securities may be withheld from the total number of shares of Common Stock or other securities to be issued upon exercise of an Option, the lapse of restrictions on Restricted Stock and the vesting of Phantom Units (other than an Incentive Option) to meet the obligation of withholding for income, social security and other taxes incurred by a Participant upon such exercise or required to be withheld by the Company in connection with such exercise;

        7. adopt, modify and rescind rules and regulations and guidelines relating to the Plan;

        8. adopt modifications to the Plan and procedures, as may be necessary to comply with provisions of the laws and applicable regulatory rulings of countries in which the Company or a Related Entity operates in order to assure the legality of Awards granted under the Plan to Participants who reside in such countries;

        9. obtain the approval of the shareholders of the Company with respect to Awards consisting of Phantom Units or Restricted Stock; provided, however, no action shall be proposed to shareholders without the approval of the Board of Directors; and

        10. make all determinations, perform all other acts, exercise all other powers and establish any other procedures determined by the Committee to be necessary, appropriate or advisable in administering the Plan and to maintain compliance with any applicable law.

    D. The Committee may at any time, in its sole discretion, accelerate the exercisability of any Awards and waive or amend any and all restrictions and conditions of any Awards.

    E. Subject to and not inconsistent with the express provisions of the Plan, the Code and Rule 16b-3 of the Exchange Act, the Committee shall have the authority to require, as a condition to the granting of any Option, SAR or other Award (to the extent applicable) to any Executive Officer of the Company or any Related Entity that the Executive Officer receiving such Option, SAR or other Award agree not to sell or otherwise dispose of such Option, SAR or other Award or Common Stock acquired pursuant to such Option, SAR or other Award (to the extent applicable) or any other "derivative security" (as defined by Rule 16a-1(c) under the Exchange Act) for a period of six (6) months following the later of (i) the date of the grant of such Option, SAR or other Award (to the extent applicable) or (ii) the date when the other Option Price of such Option, SAR or other Award is fixed, if such Option Price is not fixed at the date of grant of such Option, SAR or other Award.

V.  DECISIONS FINAL.

     Any decision, interpretation or other action made or taken in good faith by the Committee arising out of or in connection with the Plan shall be final, binding and conclusive on the Company and all Participants and their respective heirs, executors, administrators, successors and assigns.

VI.  ARBITRATION.

     Any agreement may contain, among other things, provisions that require arbitration of any and all disputes between a Participant and the Company or any Related Entity, in a form or forms acceptable to the Committee, in its sole discretion.

VII.  DURATION OF THE PLAN.

     The Plan shall remain in effect for a period of ten (10) years from the Effective Date, unless terminated by the Board pursuant to Section XXI.

VIII.  SHARES AVAILABLE -- LIMITATIONS.

    A. Up to 2,200,000 shares of Communications Stock and 1,485,000 shares of Media Stock may be granted in calendar year 1995 and the maximum aggregate number of shares of Communications Group Stock and Media Group Stock that may be granted in any other calendar year for all purposes under the Plan shall be nine-tenths of one percent (0.90%) and three-quarters of one percent (0.75%), respectively, of the shares of such class outstanding (excluding shares held in the Company's treasury) on the first day of such calendar year, provided, however, that in the event that fewer than the full aggregate number of shares of either class available for issuance in any calendar year are issued in such year, the shares not issued shall be added to the shares of such class available for issuance in any subsequent year or years. If, for any reason, any shares of Common Stock as to which Options, SARs, Restricted Stock, or Phantom Units have been granted cease to be subject to exercise or purchase hereunder (other than the exercise of SARs for cash), the underlying shares of Common Stock shall thereafter be available for grants to Participants under the Plan during any calendar year. Awards granted under the Plan may be fulfilled in accordance with the terms of the Plan with (i) authorized and unissued shares of the Common Stock or (ii) issued shares of Common Stock reacquired by the Company, in each situation, as the Board of Directors or the Committee may determine from time to time at its sole discretion.

    B. The maximum number of shares of Common Stock that shall be subject to the grant of an Award in any calendar year for Awards other than Options or SARs shall not exceed one-third (1/3) of the total number of shares of Common Stock subject to Awards granted under the Plan for such calendar year.

    C. The maximum number of shares of Common Stock with respect to which Awards may be granted to any individual Participant in any calendar year may not exceed five hundred thousand (500,000).

    D. The cumulative number of shares of Common Stock that may be issued under this Plan in connection the exercise of Incentive Options shall not exceed ten million (10,000,000).

IX.  GRANT OF AWARDS.

    A. The Committee shall determine the type or types of Award(s) to be made to each Participant. Awards may be granted singly, in combination or in tandem subject to restrictions set forth in Section X.C. for Incentive Options. The types of Awards that may be granted under the Plan are Options, with or without Reload Options, SARs, Stock Awards and Phantom Units, and with respect to Phantom Units and Restricted Stock, with or without Dividend Equivalent Rights.

    B. Each grant of an Award under this Plan shall be evidenced by an Agreement dated as of the date of the grant of the Award, other than Stock Awards consisting of an outright grant of shares of Common Stock. This Agreement shall set forth the terms and conditions of the Award, as may be determined by the Committee, and if the Agreement relates to the grant of an Option, shall indicate whether the Option that it evidences, is intended to be an Incentive Option or a Nonqualified Option.

Each grant of an Award is conditioned upon the acceptance by the Participant of the terms of the Agreement. Unless otherwise extended by the Committee, a Participant shall have ninety (90) days from the date of the Agreement to accept its terms.

X.  OPTIONS.

     The Committee, in its sole discretion, may grant Incentive Options or Nonqualified Options to Eligible Employees, Officers and Executive Officers and Nonqualified Options to Eligible Non-Employees. Any Options granted to a Participant under the Predecessor Plan which remain outstanding as of the Effective Date shall be governed by the terms and conditions of the Plan, except to the extent the provisions of the Plan are inconsistent with the terms of the Options granted under the Predecessor Plans, in which event the applicable provisions of the Predecessor Plans shall govern; provided, however, that in no event shall there be a modification of the terms of any Incentive Option granted under the Predecessor Plan. The terms and conditions of the Options granted under this Section X. shall be determined from time to time by the Committee, as set forth in the Agreement granting the Option, and subject to the following conditions:

       A. NONQUALIFIED OPTIONS. The Option Price for each share of Common Stock issuable pursuant to a Nonqualified Option may be an amount at or above the Fair Market Value on the date such Option is granted, may be Indexed from the original Option Price and may be granted with or without Dividend Equivalent Rights; provided, however, that with respect to
    Nonqualified Options granted to any Executive Officer, no Dividend Equivalent Rights may be granted.

       B. INCENTIVE OPTIONS. The Option Price for each share of Common Stock issuable pursuant to an Incentive Option shall not be less than one hundred percent (100%) of the Fair Market Value on the date such Option is granted and may be Indexed from the original Option Price.

       C.  INCENTIVE OPTIONS -- SPECIAL RULES.   Options granted in the form  of
       Incentive Options shall be subject to the following provisions:

           1.   GRANT.   No Incentive Option  shall be granted  pursuant to this
           Plan more than ten (10) years after the Effective Date.

           2. ANNUAL LIMIT. The aggregate Fair Market Value (determined at the time the Option is granted) of the shares of Common Stock with respect to which one or more Incentive Options are exercisable for the first time by any Optionee during any calendar year under the Plan or under any other stock plan of the Company or any Related Entity shall not exceed $100,000 or such other maximum amount permitted under Section 422 of the Code. Any Option purporting to constitute an Incentive Option in excess of such limitation shall constitute a Nonqualified Option.

           3. 10% STOCKHOLDER. If any Optionee to whom an Incentive Option is to be granted pursuant to the provisions of the Plan is, on the date of grant, an individual described in Section 422(b)(6) of the Code, then the following special provisions shall be applicable to the Option granted to such individual:

               (a) the Option Price of shares subject to such Incentive Option shall not be less than 110% of the Fair Market Value of Common Stock on the date of grant; and

               (b) the Option shall not have a term in excess of (5) years from the date of grant.

       D. OTHER OPTIONS. The Committee may establish rules with respect to, and may grant to Eligible Employees, Options to comply with any amendment to the Code made after the Effective Date providing for special tax benefits for stock options.

       E. RELOAD OPTIONS. Without in any way limiting the authority of the Committee to make Awards hereunder, the Committee shall have the authority to grant Reload Options. Any such Reload Option shall be subject to such other terms and conditions as the Committee may determine. Notwithstanding the above, (i) the Committee shall have the right, in its sole discretion, to withdraw a Reload Option to the extent that the grant thereof will result in any adverse accounting consequences to the Company and (ii) no additional Reload Options shall be granted upon the exercise of a Reload Option.

       F. TERM OF OPTION. No Option shall be exercisable after the expiration of ten (10) years from the date of grant of the Option.

       G. EXERCISE OF STOCK OPTION. Each Option shall be exercisable in one or more installments as the Committee in its sole discretion may determine at the time of the Award and as provided in the Agreement. The right to purchase shares shall be cumulative so that when the right to purchase any shares has accrued such shares or any part thereof may be purchased at any time thereafter until the expiration or termination of the Option, subject to rules on sequential exercise for Incentive Options pursuant to Paragraph
    C.2. of this Section X. The Option Price shall be payable (i) in cash or by an equivalent means acceptable to the Committee, (ii) by delivery (constructive or otherwise) to the Company of shares of Common Stock owned by the Optionee or (iii) by any combination of the above as provided in the Agreement. Shares delivered to the Company in payment of the Option Price shall be valued at the Fair Market Value on the date of the exercise of the Option.

       H. VESTING. The Agreement shall specify the date or dates on which the Optionee may begin to exercise all or a portion of his Option. Subsequent to such date or dates, the Option shall be deemed vested and fully exercisable.

           (i) DEATH. In the event of the death of any Optionee, all Options held by such Optionee on the date of his death shall become Vested
       Options and the estate of such Optionee, shall have the right, at any time and from time to time within one year after the date of death, or such other period, if any, as the Committee in its sole discretion may determine, to exercise the Options of the Optionee (but not after the earlier of the expiration date of the Option or, in the case of an Incentive Option, one (1) year from the date of death).

           (i) DISABILITY. If the employment of any Optionee is terminated because of Disability, all Options held by such Optionee on the date of his or her termination shall be retained by such Optionee, and such Options that are not yet Vested Options shall become Vested Options in accordance with the vesting schedule established at the time such Options were issued. The Optionee shall have the right to exercise Vested Options at any time and from time to time, but not after the expiration date of the Option or, in the case of Incentive Options where tax-advantaged treatment is desired, one year from the date of termination of employment.

           (ii) RETIREMENT. Upon an Optionee's Retirement, all Options held by such Optionee on the date of his or her Retirement shall be retained by such Optionee, and such Options that are not yet Vested Options shall become Vested Options in accordance with the vesting schedule established at the time such Options were issued, unless the Committee, in its sole discretion, determines otherwise. The Optionee shall have the right to exercise Vested Options at any time and from time to time, but not after the expiration date of the Option or, in the case of Incentive Options where tax-advantaged treatment is desired, three months from the date of Retirement.

           (i) OTHER TERMINATION. If the employment with the Company or a Related Entity of an Optionee is terminated for any reason other than for death or Disability and other than "for cause" as defined in subparagraph (v) below, such Optionee shall have the right, in the case of a Vested Option, for a period of three (3) months after the date of such termination or such longer period as determined by the Committee, to exercise any such Vested Option, but in any event not after the expiration date of any such Option.

           (v)  TERMINATION FOR CAUSE.   Notwithstanding any other provision  of
           the Plan to the contrary, if the Optionee's employment is terminated by the Company or any Related Entity

       "for cause" (as defined below), such Optionee shall immediately forfeit all rights under his Options except as to the shares of Common Stock already purchased prior to such termination. Termination "for cause" shall mean (unless another definition is agreed to in writing by the Company and the Optionee) termination by the Company because of: (a) the Optionee's willful and continued failure to substantially perform his duties (other than any such failure resulting from the Optionee's incapacity due to physical or mental impairment) after a written demand for substantial performance is delivered to the Optionee by the Company, which demand specifically identifies the manner in which the Company believes the Optionee has not substantially performed his duties, (b) the willful conduct of the Optionee which is demonstrably and materially injurious to the Company or Related Entity, monetarily or otherwise, or
       (c) the conviction of the Optionee for a felony by a court of competent jurisdiction.

XI.  FOREIGN OPTIONS AND RIGHTS.

     The Committee may make Awards of Options to Eligible Employees, Officers, Executive Officers and Eligible Non-Employees who are subject to the tax laws of nations other than the United States, which Awards may have terms and conditions as determined by the Committee as necessary to comply with applicable foreign laws. The Committee may take any action which it deems advisable to obtain approval of such Option by the appropriate foreign governmental entity; provided, however, that no such Award may be granted pursuant to this Section
XI. and no action may be taken which would result in a violation of the Exchange Act, the Code or any other applicable law.

XII.  STOCK APPRECIATION RIGHTS.

     The Committee shall have the authority to grant SARs to Eligible Employees, Officers, Executive Officers and Eligible Non-Employees either alone or in connection with an Option. SARs granted in connection with an Option shall be granted either at the time of grant of the Option or by amendment to the Option. SARs granted in connection with an Option shall be subject to the same terms and conditions as the related Option and shall be exercisable only at such times and to such extent as the related Option is exercisable. A SAR granted in connection with an Option may be exercised only when the Fair Market Value of the Common Stock of the Company exceeds the Option Price of the related Option. A SAR granted in connection with an Option shall entitle the Participant to surrender to the Company unexercised the related Option, or any portion thereof and to receive from the Company cash and/or shares of Common Stock equal to that number of shares of Common Stock having an aggregate value equal to the excess of (i) the Fair Market Value of one share of Common Stock on the day of the surrender of such Option over (ii) the Option Price per share of Common Stock multiplied by (iii) the number of shares of Common Stock that may be exercised under the Option, or surrendered; provided, however, that no fractional shares shall be issued. A SAR granted singly shall entitle the Participant to receive the excess of (i) the Fair Market Value of a share of Common Stock on the date of exercise over (ii) the Fair Market Value of a share of Common Stock on the date of the grant of the SAR multiplied by (iii) the number of SARs exercised. Payment of any fractional shares of Common Stock shall be made in cash. A SAR shall become a Vested Award upon (i) a Participant becoming Disabled, or (ii) the death of a Participant.

XIII.  RESTRICTED STOCK.

     The Committee may, in its sole discretion, grant Restricted Stock to Eligible Employees, Eligible Non-Employees, Officers or Executive Officers subject to the provisions below.

       A. RESTRICTIONS. A stock certificate representing the number of shares of Restricted Stock granted shall be held in custody by the Company for the Participant's account. The Participant shall have all rights and privileges of a stockholder as to such Restricted Stock, including the right to receive dividends and the right to vote such shares, except that, subject to the provisions of Paragraph B. below, the following restrictions shall apply: (i) the Participant shall not be entitled to delivery of the certificate until the expiration of the Restricted Period; (ii) none of the shares of Restricted Stock may be sold, transferred, assigned, pledged, or otherwise encumbered or disposed of during the Restricted Period; (iii) the Participant shall, if requested by the Company, execute and deliver to the Company, a stock power endorsed in blank. The Restricted Period shall lapse upon a Participant becoming Disabled or the death of a Participant. If a Participant ceases to be an employee of the Company or a Related Entity prior to the expiration of the Restricted Period applicable to such shares, except as a result of the death or Disability of the Participant, shares of Restricted Stock still subject to restrictions shall be forfeited unless otherwise determined by the Committee, and all rights of the Participant to such shares shall terminate without further obligation on the part of the Company. Upon the forfeiture (in whole or in part) of shares of Restricted Stock, such forfeited shares shall become shares of Common Stock held in the Company's treasury without further action by the Participant.

       B. TERMS AND CONDITIONS. The Committee shall establish the terms and conditions for Restricted Stock pursuant to Section IV. of the Plan, including whether any shares of Restricted Stock shall have voting rights or a right to any dividends that are declared. Terms and conditions established by the Committee need not be the same for all grants of Restricted Stock. The Committee may provide for the restrictions to lapse with respect to a portion or portions of the Restricted Stock at different times or upon the occurrence of different events, and the Committee may waive, in whole or in part, any or all restrictions applicable to a grant of Restricted Stock. Restricted Stock Awards may be issued for no cash consideration or for such minimum consideration as may be required by applicable law or such other consideration as may be determined by the Committee.

       C. DELIVERY OF RESTRICTED SHARES. At the end of the Restricted Period as herein provided, a stock certificate for the number of shares of
    Restricted Stock with respect to which the restrictions have lapsed shall be delivered (less any shares delivered pursuant to Section XX.C. in satisfaction of any withholding tax obligation), free of all such restrictions, except applicable securities law restrictions, to the Participant or the Participant's estate, as the case may be. The Company shall not be required to deliver any fractional share of Common Stock but shall pay, in lieu thereof, the Fair Market Value (measured as of the date the restrictions lapse) of such fractional share to the Participant or the Participant's estate, as the case may be. Notwithstanding the foregoing, the Committee may authorize the delivery of the Restricted Stock to a
    Participant during the Restricted Period, in which event any stock certificates in respect of shares of Restricted Stock thus delivered to a Participant during the Restricted Period applicable to such shares shall bear an appropriate legend referring to the terms and conditions, including the restrictions, applicable thereto.

XIV.  PHANTOM UNITS.

    A. GENERAL. The Committee may, in its sole discretion, grant the right to earn Phantom Units to Eligible Employees, Officers, Executive Officers and Eligible Non-Employees. The Committee shall determine the criteria for the earning of Phantom Units, pursuant to Section IV. of the Plan. Upon satisfaction of such criteria, a Phantom Unit shall be deemed a Vested Award. A Phantom Unit granted by the Committee shall provide for payment in shares of Common Stock. A Phantom Unit shall become a Vested Award upon (i) a Participant becoming Disabled, or (ii) the death of a Participant. Shares of Common Stock issued pursuant to this Section XIV. may be issued for no cash consideration or for such minimum consideration as may be required by applicable law or such other consideration as may be determined by the Committee. The Committee shall determine whether a Participant granted a Phantom Unit shall be entitled to a Dividend Equivalent Right.

    B. UNFUNDED CLAIM. The establishment of Phantom Units under the Plan are unfunded obligations of the Company. The interest of a Participant in any such units shall be considered a general unsecured claim against the Company to the extent that the conditions for the earning of the Phantom Units have been satisfied. Nothing contained herein shall be construed as creating a trust or fiduciary relationship between the Participant, the Company or the Committee.

    C. ISSUANCE OF COMMON STOCK. Upon a Phantom Unit becoming a Vested Award, unless a Participant has elected to defer under Paragraph D. below, shares of Common Stock representing the

Phantom Units shall be distributed to the Participant, unless the Committee, with the consent of the Participant, provides for the payment of the Phantom Units in cash or partly in cash and partly in shares of Common Stock equal to the value of the shares of Common Stock which would otherwise be distributed to the Participant.

    D. DEFERRAL OF PHANTOM UNITS. Prior to the year with respect to which a Phantom Unit may become a Vested Award, the Participant may elect not to receive Common Stock upon the vesting of such Phantom Unit and for the Company to continue to maintain the Phantom Unit on its books of account. In such event, the value of a Phantom Unit shall be payable in shares of Common Stock pursuant to the agreement of deferral.

    E. FINANCIAL HARDSHIP. Notwithstanding any other provision hereof, at the written request of a Participant who has elected to defer pursuant to Paragraph
D. above, the Committee, in its sole direction, upon a finding that continued deferral will result in financial hardship to the Participant, may authorize the payment of all or a part of a Participant's Vested Phantom Units in a single installment or the acceleration of payment of any multiple installments thereof; provided, however, that distributions will not be made under this paragraph if such distribution would result in liability of an Executive Officer under
Section 16 of the Exchange Act.

    F. DISTRIBUTION UPON DEATH. The Committee shall pay the Fair Market Value of the Phantom Units of a deceased Participant to the estate of the Participant, as soon as practicable following the death of the Participant. The value of the Phantom Units for the purpose of such distribution shall be based upon the Fair Market Value of shares of Common Stock underlying the Phantom Units on the date of the Participant's death.

XV.  STOCK AWARDS TO OUTSIDE DIRECTORS.

     Each Outside Director shall be granted a Stock Award consisting of 400 shares of Communications Group Stock and 400 shares of Media Group Stock, without restrictions, on the date of the Annual Meeting of the Company's stockholders following the first anniversary date of such Outside Director's initial election to the Board, and a like amount on each of the next four Annual Meeting dates for a total maximum Stock Award of 2,000 shares of Communications Group Stock and 2,000 shares of Media Group Stock.

XVI.  OUTSIDE DIRECTOR'S COMPENSATION.

    A. PAYMENT IN COMMON STOCK. Each Outside Director may elect to receive payment of all or any portion of Director Compensation comprised of retainer fees for service on the Board and any committees thereof in Common Stock. The amount of Common Stock then issuable shall be based on the Fair Market Value of the Common Stock on the dates such retainer fees are otherwise due and payable to the Outside Director. When any fees are paid in Common Stock under this
Section XVI.A, the amount of such fees shall be evenly divided between Communications Group Stock and Media Group Stock, and any fractional shares of Common Stock shall be paid in cash. Certificates evidencing such Common Stock shall be delivered promptly following such date. If an Outside Director elects to receive payment of retainer fees in Common Stock as described in this Section XVI.A, the election shall be (i) in writing, (ii) delivered to the Secretary of the Company at least six months in advance of the payment date, and (iii) irrevocable.

    B. DEFERRAL OF PAYMENT. Each Outside Director may elect to defer the receipt of Common Stock payable pursuant to Section XVI.A, in which event such Outside Director shall receive an equivalent number of Phantom Units with Dividend Equivalent Rights. Any such Phantom Units shall become Vested Awards at such time as the Outside Director no longer serves as a member of the Board. If an Outside Director elects to defer receipt of Common Stock and receive Phantom Units pursuant to this Section XVI.B, the election shall be (i) in writing, (ii) delivered to the Secretary of the Company in the year preceding the year in which the Director Compensation would otherwise be paid and at least six months in advance of the date when Common Stock would otherwise be issued, and (iii) irrevocable.

    C. DIRECTOR STOCK OPTIONS. On May 5, 1995 and on the first business day of each calendar year thereafter, each Director shall be granted an Option to purchase three thousand (3,000) shares Communications Group Stock and an Option to purchase three thousand (3,000) shares of Media Group Stock, such Options (i) to become Vested Options in increments of 40 percent upon grant and 30 percent on the first and second anniversaries following the date of grant or, if earlier, in full upon the retirement of the Director, (ii) to remain exercisable notwithstanding the retirement of the Director from the Board (but in no event after the expiration date of the Option), and (iv) to expire ten years from the date of grant.

XVII.  FEDERAL SECURITIES LAW.

     With respect to grants of Awards to Directors and Executive Officers, the Company intends that the provisions of this Plan and all transactions effected in accordance with Plan shall comply with Rule 16b-3 under the Exchange Act. Accordingly, the Committee shall administer and interpret the Plan to the extent practicable, to maintain compliance with such rule.

XVIII.  CHANGE OF CONTROL -- ACCELERATION.

     Upon the occurrence of a Change of Control:

        A.  n the case of all outstanding Options and SARs, each such Option and
    SAR  shall  automatically  become  immediately  fully  exercisable  by   the
    Participant;

        B. restrictions applicable to Restricted Stock shall automatically be deemed lapsed and conditions applicable to Phantom Units shall automatically be deemed waived, and the Participants who receive such grants shall become immediately entitled to receipt of the Common Stock subject to such grants; and

        C. the Human Resources Committee, in its discretion, shall have the right to accelerate payment of any deferrals of Vested Phantom Units.

XIX.  ADJUSTMENT OF SHARES.

    A. In the event there is any change in the Common Stock by reason of any consolidation, combination, liquidation, reorganization, recapitalization, stock dividend, stock split, split-up, split-off, spin-off, combination of shares, exchange of shares or other like change in capital structure of the Company, the number or kind of shares or interests subject to an Award and the per share price or value thereof shall be appropriately adjusted by the Committee at the time of such event, provided that each Participant's economic position with respect to the Award shall not, as a result of such adjustment, be worse than it had been immediately prior to such event. Any fractional shares or interests resulting from such adjustment shall be rounded up to the next whole share of Common Stock. Notwithstanding the foregoing, (i) each such adjustment with respect to an Incentive Option shall comply with the rules of Section 424(a) of the Code, and (ii) in no event shall any adjustment be made which would render any Incentive Option granted hereunder other than an "incentive stock option" for purposes of Section 422 of the Code.

    B. In the event of an acquisition by the Company of another corporation where the Company assumes outstanding stock options or similar obligations of such corporation, the number of Awards available under the Plan shall be appropriately increased to reflect the number of such options or other obligations assumed.

XX.  MISCELLANEOUS PROVISIONS.

    A. ASSIGNMENT OR TRANSFER. No grant of any "derivative security" (as defined by Rule 16a-1(c) under the Exchange Act) made under the Plan or any rights or interests therein shall be assignable or transferable by a Participant except by will or the laws of descent and distribution and except to the extent it is otherwise permissible under the Exchange Act, it being understood that no grant of any "derivative security" shall be assignable or transferable pursuant to a domestic relations order. During the lifetime of a Participant, Awards granted hereunder shall be exercisable only by the Participant, the Participant's guardian or his legal representative.

    B. INVESTMENT REPRESENTATION; LEGENDS. The Committee may require each Participant acquiring shares of Common Stock pursuant to an Award to represent to and agree with the Company in writing that such Participant is acquiring the shares without a view to distribution thereof. No shares of Common Stock shall be issued pursuant to an Award until all applicable securities law and other legal and stock exchange requirements have been satisfied. The Committee may require the placing of stop-orders and restrictive legends on certificates for Common Stock as it deems appropriate.

    C. WITHHOLDING TAXES. In the case of distributions of Common Stock or other securities hereunder, the Company, as a condition of such distribution, may require the payment (through withholding from the Participant's salary, payment of cash by the Participant, reduction of the number of shares of Common Stock or other securities to be issued (except in the case of an Incentive Option), or otherwise) of any federal, state, local or foreign taxes required by law to be withheld with respect to such distribution.

    D.   COSTS AND EXPENSES.   The costs and  expenses of administering the Plan
shall be borne by the Company and shall not be charged against any Award nor to any Participant receiving an Award.

    E. OTHER INCENTIVE PLANS. The adoption of the Plan does not preclude the adoption by appropriate means of any other incentive plan for employees.

    F. EFFECT ON EMPLOYMENT. Nothing contained in the Plan or any agreement related hereto or referred to herein shall affect, or be construed as affecting, the terms of employment of any Participant except to the extent specifically provided herein or therein. Nothing contained in the Plan or any agreement related hereto or referred to herein shall impose, or be construed as imposing, an obligation on (i) the Company or any Related Entity to continue the employment of any Participant and (ii) any Participant to remain in the employ of the Company or any Related Entity.

    G. NONCOMPETITION. Any Agreement may contain, among other things, provisions prohibiting Participants from competing with the Company or any Related Entity in a form or forms acceptable to the Committee, in its sole discretion.

    H. GOVERNING LAW. This Plan and actions taken in connection herewith shall be governed and construed in accordance with the laws of the State of Colorado.

XXI.  AMENDMENT OR TERMINATION OF PLAN.

     The Board shall have the right to amend, modify, suspend or terminate the Plan at any time, provided that no amendment shall be made which shall (i) increase the total number of Awards with respect to Common Stock which may be granted in total or to any single Participant, (ii) to decrease the minimum Option Price in the case of an Incentive Option, or (iii) modify the provisions of the Plan with respect to Incentive Options, unless such amendment is made by or with the approval of the stockholders or unless the Board receives an opinion of counsel to the Company that shareholder approval is not necessary with respect to any modifications relating to Incentive Options. With respect to Awards made to Executive Officers or Outside Directors, no amendment shall be made which either (i) materially increases the benefits accruing to such Executive Officers or Outside Directors, (ii) materially increases the number of such Awards which may be issued under the Plan to Executive Officers or Outside Directors, or (iii) materially modifies the requirements as to eligibility for participation of Executive Officers or Outside Directors in the Plan unless such amendment is made with the approval of stockholders. No amendment, modification, suspension or termination of the Plan shall alter or impair any Awards previously granted under the Plan, without the consent of the holder thereof. To the extent required by Rule 16b-3 under the Exchange Act, the terms pursuant to which awards are granted to Outside Directors or Executive Officers shall not be amended more than once every six months, other than to comport with changes in the Code, the Employee Retirement Income Security Act, or the rules thereunder.

                                                                         ANNEX X

                                AMENDED U S WEST
                           DEFERRED COMPENSATION PLAN

                                    PREAMBLE

    As of the Effective Date (as defined below), the U S WEST Deferred Compensation Plan (the "Plan") is amended and restated as set forth herein. The purpose of the Plan is to permit Executive Employees (as defined below) and Highly Paid Employees (as defined below) to defer a portion of their compensation and to provide a "matching credit" with respect to all or a portion of such deferred compensation. The Plan is intended to be a nonqualified deferred compensation "top-hat" plan for "a select group of management or highly compensated employees," as that phrase is used in the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

                                   SECTION 1
                                  DEFINITIONS

 1.1 "Code" means the Internal Revenue Code of 1986, as amended.

 1.2 "Committee" means the Human Resources Committee of the Board of Directors of U S WEST, Inc.

 1.3 "Company" means U S WEST, Inc., a Delaware corporation, and any of its adopting subsidiaries approved by U S WEST, Inc.

 1.4 "Deferred Compensation" means, with respect to an Executive Employee, Eligible Compensation deferred under the Plan, and with respect to a Highly Paid Employee, Excluded Compensation deferred under the Plan.

 1.5 "Effective  Date"  means the  date  on which  U  S WEST,  Inc.,  a Colorado
     corporation,  is  merged  with  and  into  U  S  WEST,  Inc.,  a   Delaware
     corporation, with U S WEST, Inc., a Delaware corporation, being the surviving corporation.

 1.6 "Eligible Compensation" means for any Executive Employee, Excluded Compensation and any awards payable under any STIP. At the discretion of the Committee, commencing any January 1, Eligible Compensation shall mean Pay (as defined in the Savings Plan) plus any awards payable under the STIP.

 1.7 "ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

 1.8 "Excluded Compensation" means that part of a Participant's Pay (as defined in the Savings Plan) earned from the Company that exceeds the dollar limit in effect during the Plan Year under section 401(a)(17) of the Code. At the discretion of the Committee, commencing any January 1, Excluded Compensation shall mean Pay (as defined in the Savings Plan).

 1.9 "Executive Employee" means an individual employed by the Company or a subsidiary thereof in a key executive or managerial position and who is designated by the Committee as a Participant in the Plan.

1.10 "Highly Paid Employee" means an individual employed by the Company or a subsidiary thereof who during the Plan Year is not an Executive Employee but who earns Excluded Compensation. At the discretion of the Committee, commencing any January 1, Highly Paid Employee shall mean an individual employed by the Company or a subsidiary thereof who during the previous Plan Year was not an Executive Employee but who earned Excluded Compensation.

1.11 "New Executive" means an Executive Employee who has not met the minimum service requirements of the Savings Plan.

1.12 "Participant" means an Executive Employee, Highly Paid Employee or New Executive who has elected to participate in the Plan.

1.13 "Pension Plan" means the U S WEST, Inc. Pension Plan.

1.14 "Plan" means the U S WEST, Inc. Deferred Compensation Plan, as amended from time to time.

1.15 "Plan Year" means the calendar year.

1.16 "Savings Plan" means the U S WEST Savings Plan/ESOP, as amended from time to time.

1.17 "STIP" means any senior management short term incentive plan, including the ESTIP maintained by the Company under which awards may be granted to Executive Employees.

                                   SECTION 2
                                 PARTICIPATION

    2.1  ELIGIBILITY TO PARTICIPATE

    Participation in the Plan shall be limited to:

        (a) those Executive Employees who have Eligible Compensation;

        (b) those Highly Paid Employees who have Excluded Compensation; and

        (c) New Executives.

    2.2  ELECTION OF DEFERRED COMPENSATION

    Participants shall make irrevocable Deferred Compensation elections in such form as is specified by the Company. A Deferred Compensation election shall apply only to Eligible Compensation and Excluded Compensation earned during the Plan Year specified in the election, and (i) for Executive Employees, shall specify the whole percentage of Excluded Compensation to be deferred (up to 75%) and the whole percentage of STIP to be deferred (up to 100%, net of required withholding taxes); and (ii) for Highly Paid Employees, shall specify the whole percentage of Excluded Compensation to be deferred (up to 75%).

    Deferred Compensation elections shall be made prior to the last day of the Plan Year preceding the Plan Year in which the services for which the compensation is payable are performed or, if earlier, prior to the close of the enrollment period specified by the Executive Compensation Group of the Company. Notwithstanding the preceding sentence, New Executives shall make Deferred Compensation elections within 30 days of the date their employment with the Company commences.

    Deferrals of STIP awards of Executive Employees shall occur at the time the STIP awards become payable.

    Annual elections are voluntary and IRREVOCABLE. The election must specify the number of annual installments (not to exceed 10) in which such Deferred Compensation is to be paid and the subaccount to which deferrals will be credited.

    2.3  PARTICIPANTS' ACCOUNTS/SUBACCOUNTS

    For every Plan Year, a separate bookkeeping account shall be maintained for each Participant. Each Participant's account may include the following subaccounts: a U S WEST Communication shares account; a U S WEST Media Group shares account (together referred to as the "Shares Accounts"); Cash Accounts; and a Company Match account.

                                   SECTION 3
                               DEFERRED ACCOUNTS

    3.1  ALLOCATION OF DEFERRALS -- CASH ACCOUNT

    Participants may elect that up to 50% of their deferrals of Eligible and Excluded Compensation be allocated to the Cash Account.

    3.2  ALLOCATION OF DEFERRALS -- SHARES ACCOUNTS

    Pursuant to a Participant's election, Deferred Compensation (unless credited to the Cash Account) will be credited to the Participant's subaccount in phantom shares of U S WEST Communications stock or in U S WEST Media Group stock. The amounts so credited shall be converted to shares of phantom stock on a semi-monthly basis using the stock market close price for such shares on the 15th and last days of the month. If no trading occurs on the New York Stock Exchange on the 15th and/ or last day of the month, the price of the relevant shares on the trading day immediately prior to the valuation date will be used.

    3.3  TRANSFERRING SHARES BETWEEN ACCOUNTS

    At the Effective Date, each phantom share of existing common stock credited to a Participant's Company stock account shall be redesignated as one phantom share of U S WEST Communications Group stock and one phantom share of U S WEST Media Group stock. Twice each year a Participant may make an election to exchange any number of phantom shares of one class of Common Stock for phantom shares of the other class of Common Stock. A Participant may elect to transfer all or a portion of his Cash Account to his U S WEST Communications and/or his U S WEST Media Group shares account. A Participant may not transfer any portion of his or her U S WEST Communications shares account or U S WEST Media Group shares account to his or her Cash Account unless the Participant is receiving a service pension under the Pension Plan. Any transfer involving shares of phantom stock pursuant to this Subsection 3.3 shall be based on the stock market close price for such shares on the next to occur of the 15th or last day of the month or, if no trading occurred on such date, the trading day immediately preceding such date.

    3.4  DIVIDENDS ON SHARE ACCOUNTS

    Participants allocating Deferred Compensation to their U S WEST Communications or U S WEST Media Group subaccounts shall be credited dividend payments on the phantom stock held in such accounts. The amount credited shall be credited in shares on phantom stock and shall be calculated by multiplying the number of phantom shares held in the Participant's subaccount by the dividend payable per share.

    3.5  CASH ACCOUNT

    Deferred Compensation that is credited to a Participant's Cash Account shall be deemed to be credited with earnings on a semi-monthly basis. The crediting rate will be determined at the beginning of each quarter and will be based on 10-year U.S. Treasury note rates + 1% for deferrals credited after December 31, 1990 (DC-T Plus One). Deferrals made to Cash Accounts prior to 1991 will be credited with interest based on 10-year U.S. Treasury note rates + 2% (DC-T Plus
Two).

    3.6  CHANGE IN OUTSTANDING SHARES

    In the event of any change in outstanding U S WEST shares by reason of any stock dividend or split, recapitalization, merger, consolidation or exchange of shares or other similar corporate change, the U S WEST Board of Directors or its designee shall make such adjustments, if any, that it deems appropriate in the number of phantom shares then credited to the Participant's accounts. Any and all such adjustments shall be conclusive and binding upon all parties concerned.

                                   SECTION 4
                         MATCHING COMPANY CONTRIBUTIONS

    4.1  FUNDS ELIGIBLE FOR COMPANY MATCH

    A Participant will receive matching contributions on his or her Deferred Compensation provided the Participant has contributed the maximum before-tax amount permitted under Code section 402(g) to the Savings Plan less the amount, if any, by which such contributions are reduced, recharacterized or refunded so that the Savings Plan may satisfy the average deferral percentage test of Code section 401(k). Matching contributions will be credited to the Participant's account on the 15th and last day of each month pursuant to the matching formula, if any, applicable to such Participant under the provisions of the Savings Plan.

    For purposes of the matching contribution, STIP awards shall be eligible for a match without regard to whether the maximum before-tax amount permitted under Code section 402(g) has been met in the Savings Plan and without regard to whether the Participant's Pay (as defined in the Savings Plan) has exceeded the dollar limit in effect during the Plan Year under Code section 401(a)(17).

    4.2  FORFEITURE OF COMPANY MATCH

    If a Participant's employment with the Company terminates before the completion of three years of service beginning with the employee's employment commencement date for any reason other than retirement, death or disability, the Participant shall forfeit all Company Match and the earnings thereon in the Plan.

    4.3  COMPANY MATCH INVESTED AS SHARES

    The Company's matching contribution shall be credited to the Participant's Company Match fund subaccount in phantom shares of U S WEST Communications stock or U S WEST Media Group as elected by the Participant pursuant to Section 3.2 on a semi-monthly basis using the stock market close price for the relevant stock on the 15th and last trading day of the month. If no trading occurs on the New York Stock Exchange on the 15th and/or last trading day of the month, the price of the relevant shares on the trading day immediately prior to the valuation date will be used.

                                   SECTION 5
                                  DISTRIBUTION

    5.1  TIMING OF DISTRIBUTION

    Benefits under the Plan shall be paid (or commence to be paid) to a Participant in March of the year following the first to occur of (i) termination of employment (or such other event described in Section 5.3), (ii) commencement of a Service Pension or a Disability Pension under the Pension Plan or (iii) death. Notwithstanding the preceding sentence, in the event that the Internal Revenue Service or a court determines that amounts deferred under the Plan are currently taxable to any Participant due to the administration, operation or any provision of the Plan, the Committee shall have the discretion to cause such taxable amounts to be distributed to such Participant during the year in which such amounts are taxable or during any year thereafter.

    5.2  FORM OF DISTRIBUTION

    At the time a Participant makes an election to participate in the Plan, the Participant shall also make an election with respect to the form or timing of distribution of the amounts credited to such Participant's account. Such election shall be made at the same time, as part of and upon the same conditions as the election made in Section 2.2 above. Amounts held in the Participant's Cash Account shall be distributed in cash and amounts held in the Participant's Shares Accounts shall be distributed as shares of U S WEST Communications Group stock or U S WEST Media Group Stock, as the case may be.

    A Participant may elect to receive the amount credited to such Participant's account in one payment (lump sum) or in some other whole number of approximately equal annual installments, not to exceed ten installments. Notwithstanding the preceding sentence, if the amount credited to a Participant's account is less than $10,000 at the time benefits commence, such amount shall be distributed as a lump sum. If termination of employment occurs prior to the Participant's receipt of a Service Pension or a Disability Pension under the Pension Plan (see
Section 5.3 below), payment will occur as a lump sum irrespective of the Participant's distribution election. Notwithstanding the foregoing, Participants who go on a leave of absence or other assignment approved by the Company or continue to accrue service credit with the Company following their termination of employment will not be subject to an automatic lump sum distribution from the Plan. Distributions from the Plan shall be paid in March of the calendar year following the calendar year in which the Participant terminates employment with the Company for any reason.

    5.3  AUTOMATIC LUMP SUM DISTRIBUTION

    If a Participant is discharged for cause by the Company, resigns, otherwise ceases to be employed by the Company prior to becoming eligible for a Service Pension or a Disability Pension under the Pension Plan, or if such Participant becomes a proprietor, officer, partner, employee, agent, or otherwise enters into a similar relationship by a governmental agency having jurisdiction over the activities of the Company, the entire amount credited to the Participant's account on such date shall be paid in a single payment to the Participant in March of the Plan Year following the Plan Year in which the Participant's termination of employment occurs.

    5.4  DISTRIBUTION TO BENEFICIARIES

    In connection with the election described in Section 5.2, a Participant may elect that if such Participant dies before full distribution of all amounts credited to his or her account, the balance of the account shall be distributed to the beneficiary or beneficiaries designated in writing by the Participant. If no such designation has been made, the balance of the account shall be distributed to the estate of the Participant. The Participant shall designate whether the distribution to the beneficiary is to be made in one payment or some other number of approximately equal installments (not exceeding 10). If the form of distribution is not specified, the distribution shall be made as a lump sum payment. The first installment (or the lump sum payment if the Participant has so elected) shall be paid in March of the Plan Year following the Plan Year in which the Participant dies.

    5.5  UNFORESEEABLE EMERGENCY

    The Participant may, in writing, request early withdrawal in the event of an "unforeseeable emergency." The request should be directed to the Chief Human Resources Officer of U S WEST, Inc., who may, in his or her discretion, approve an early withdrawal in an amount not to exceed the amount reasonably necessary to meet the emergency, reduced by the amount that the hardship can be relieved through reimbursement or compensation by insurance or otherwise, liquidation of assets (to the extent such liquidation itself would not cause severe financial hardship), or a cessation of deferrals under the Plan. In the case of individuals subject to Section 16 of the Exchange Act (as hereinafter defined), an early withdrawal will be subject to the discretion of the Committee.

    An "unforeseeable emergency" is an unanticipated emergency that is caused by an event beyond the control of the Participant or beneficiary and that would result in severe financial hardship to the individual if early withdrawal were not permitted. "Unforeseeable emergency" includes:

        (a) a severe financial hardship to the Participant resulting from a sudden and unexpected illness or accident of the Participant or a dependent of the Participant (as defined in Code Section 152(a));

        (b) a loss of property due to casualty; or

        (c) other similar extraordinary and unforeseeable circumstances arising as a result of events beyond the Participant's control.

    College tuition or the costs of purchasing a home are not considered "unforeseeable emergencies."

                                   SECTION 6
                           SPECIAL DISTRIBUTION RULES

    6.1  PLAN TERMINATION ON CHANGE IN CONTROL

    Upon a Change in Control (defined in Section 6.2) of the Company, the Plan shall terminate and the present value of the benefits under the Plan, together with an additional payment, to the extent necessary, to provide each Participant with the same benefits that he or she would have received had the benefits been paid without regard to this Section 6.1, shall be distributed to the Participants as soon as practicable.

    6.2  CHANGE OF CONTROL

    For purposes of the Plan, a "Change in Control" shall be deemed to have occurred if a change in the beneficial ownership of the Company's voting stock or a change in the composition of the Company's Board of Directors is the result of any of the following:

        (a) any "person" (as such term is used in Sections 13(d) and 14(d)(2) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) is or becomes a "beneficial owner" (as determined for purposes of Regulation 13D-G under the Exchange Act as currently in effect), directly or indirectly, of securities representing twenty percent (20%) or more of the total voting power of all of the Company's then outstanding voting securities, unless through a transaction consummated with the prior approval of the Board; or

        (b) during any period of two consecutive calendar years, individuals who at the beginning of such period constitute the Board and any new director(s) whose election by the Board or nomination for election by the Company's shareholders was approved by a vote of at least two-thirds of the directors then still in office who either were directors at the beginning of the period or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority of the Board; or

        (c) the Company becomes a party to a merger, plan of reorganization, consolidation or share exchange in which either (x) the Company will not be the surviving corporation or (y) the Company will be the surviving corporation and any outstanding shares of the Company's common stock will be converted into shares of any other company (other than a reincorporation or the establishment of a holding company involving no change of ownership of the Company) or other securities or cash or other property (excluding payments made solely for fractional shares); or

        (d) the shareholders of the Company approve a merger, plan of reorganization, consolidation or share exchange with any other corporation, and immediately following such merger, plan of reorganization, consolidation or share exchange the holders of the voting securities of the Company outstanding immediately prior thereto hold securities representing fifty percent (50%) or less of the combined voting power of the voting securities of the Company or such surviving entity outstanding immediately after such merger, plan of reorganization, consolidation or share exchange; provided, however, that notwithstanding the foregoing, no Change of Control for purposes of this Agreement shall be deemed to have occurred if one-half (1/2) or more of the members of the Board of the Company or such surviving entity immediately after such merger, plan of reorganization, consolidation or share exchange is comprised of persons who served as directors of the Company immediately prior to such merger, plan of reorganization, consolidation or share exchange or who are otherwise designees of the Company; or

        (e) any other event that a majority of the Board, in its sole discretion, shall determine constitutes a Change of Control.

                                   SECTION 7
                            MISCELLANEOUS PROVISIONS

    7.1  SATISFACTION OF INTERESTS

    The Company may transfer assets to a trustee to be held in trust. Any trust created by the Company and any assets held by such trust to assist it in meeting its obligations under the Plan will conform to the terms of the model trust (the "Trust"), as described in Revenue Procedure 92-64, 1992-33 I.R.B. 11, as modified, or any successor thereto. It is the intention of the Company and the Participants that the Plan be unfunded for tax purposes and for purposes of Title I of ERISA. Benefits under the Plan shall be paid from the Trust to the extent that there are sufficient assets in the Trust. However, the Company, at its discretion, may pay the benefits payable under the Plan out of its operating assets. If the assets of the Trust are not sufficient to pay the benefits under the Plan, the Company shall pay the benefits.

    7.2  INALIENABILITY OF BENEFITS

    A Participant's rights to benefit payments under the Plan are not subject in any manner to anticipation, alienation, sale, transfer, assignment, pledge, encumbrance, attachment or garnishment by creditors of the Participant or the Participant's beneficiary.

    7.3  EFFECT ON EMPLOYMENT

    Nothing contained in the Plan or any agreement related hereto or referred to herein shall affect, or be construed as affecting, the terms of employment of any Participant except to the extent specifically provided herein or therein. Nothing contained in the Plan or any agreement related hereto or referred to herein shall impose, or be construed as imposing, any obligation on (i) the Company to continue the employment of any Participant and (ii) any Participant to remain in the employ of the Company.

    7.4  TAXATION

    The Company shall have the right to deduct from any deferral to be made or any distribution to be paid under the Plan any federal, state or local income and employment taxes that it is required by law to withhold.

    7.5  AMENDMENT OR TERMINATION

    The Committee may at any time amend or terminate the Plan, but such amendments or terminations shall not adversely affect the rights of any Participant to any accrued vested benefit under the Plan prior to the effective date of such amendment or termination without his or her consent. The Committee or its designee shall be authorized to make minor or administrative amendments to the Plan. Participants' account balances shall be frozen upon termination of the Plan, and any assets held in trust pursuant to Section 7.1 in excess of the amount required to pay benefits under the Plan shall be paid to the Company.

    7.6  BINDING EFFECT

    The Plan shall be binding upon and inure to the benefit of the Company, its successors and assigns and the Participant and his/her heirs, executors, administrators and legal representatives.

    7.7  STATUS OF PARTICIPANTS

    Participants and beneficiaries shall have the status of unsecured creditors of the Company. The Plan constitutes a mere promise by the Company to make benefit payments in the future.

    No Participant or beneficiary shall have any preferred claim on, or any beneficial ownership interest in, any assets of any trust established in connection with the Plan pursuant to Section 7.1 prior to the time such assets are paid to the Participant or beneficiary. All rights created under the Plan and any trust shall be mere unsecured contractual, but enforceable, rights of the Participants and beneficiaries against the Company. The rights under the Plan and assets in the trust, if any, shall not be subject to anticipation, alienation, sale, transfer, assignment, pledge, encumbrance or charge by any Participant or beneficiary, and any attempt to do so shall be null and void.

    7.8  GOVERNING LAW

    The Plan and actions taken in connection herewith shall be governed and construed in accordance with the laws of the State of Colorado.

    7.9  FEDERAL SECURITIES LAW

    With respect to individuals subject to Section 16 of the Exchange Act, the Company intends that the provisions of this Plan and all transactions effected in accordance with the Plan shall comply with Rule 16b-3 under the Exchange Act. Accordingly, notwithstanding any other provision set forth in this Plan, the Committee shall administer and interpret the Plan to maintain compliance with such rule.

                                   SECTION 8
                                CLAIMS PROCEDURE

    8.1  DISPUTES

    All disputes concerning benefits  under this Plan shall  be subject to  this
Section 8.

    8.2  SUBMISSION OF CLAIMS

    Claims must be submitted in writing and presented to the Chief Human Resources Officer of U S WEST, Inc. at 7800 East Orchard Road, P.O. Box 6508, Suite 200, Englewood, CO 80155-6508, who shall have full and absolute discretion to interpret the provisions of the Plan.

    8.3  DENIAL OF CLAIM

    If a claim is denied, notice of denial shall be furnished by the Company to the claimant within 90 days after the receipt of the claim by the Company, unless special circumstances require an extension of the time for processing the claim, in which event notification of extension shall be provided to the Participant or the beneficiary. The extension shall not exceed 90 days.

    8.4  ADEQUATE NOTICE

    The Company shall provide adequate notice, in writing, to any claimant whose claim has been denied, setting forth the specific reasons for such denial, specific reference to pertinent Plan provisions, a description of any additional material or information necessary for the claimant to perfect his or her claim and an explanation of why such material or information is necessary, all written in a manner calculated to be understood by the claimant. Such notice shall include appropriate information as to the steps to be taken if the claimant wishes to submit his or her claim for review. The claimant or the claimant's authorized representative may request such a review upon written application. The claimant may review pertinent documents and may submit issues or comments in writing. The claimant or the claimant's duly authorized representative must request such review within the reasonable period of time prescribed by the Company. In no event shall such a period of time be less than 60 days.

    8.5  REVIEW OF CLAIM

    The Committee shall serve as the final review committee, under the Plan, ERISA, and the Code, for the review of all claims by Participants whose initial claims for benefits have been denied, in whole or in part, by the Company. The Committee shall have the authority to interpret the provisions of the Plan in its full and absolute discretion.

    8.6  DECISION ON CLAIM

    A decision on review shall be rendered within 60 days after the receipt of the request for review by the Committee. If special circumstances require a further extension of time for processing, a decision shall be rendered not later than 120 days following the Committee's receipt of the request for the review. If such an extension of time of review is required, written notice of the extension shall be furnished to the claimant. The decision of the Committee shall be furnished to the claimant in writing and shall include specific reasons for the decision, written in a manner calculated to be understood by the claimant, as well as specific references to the pertinent Plan provisions on which the decision is based. The decision of the Committee shall be final and binding.

    8.7  CLAIMS RELATING TO PRIOR PERIODS

    Any claim under the Plan or a predecessor plan that relates to any entitlement relating to periods of service prior to January 1, 1984 by an individual who was a participant in or a beneficiary under a predecessor plan, and who is a Participant or beneficiary under the Plan on or after January 1, 1984, or who was last employed by an adopting subsidiary of U S WEST, Inc. prior to such date, shall automatically be subject to review by the Committee.

                                [U S WEST LOGO]

                                     [LOGO]
                                 RECYCLED PAPER

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    Section 145 of the Delaware General Corporation Law (the "DGCL") permits the Registrant's board of directors to indemnify any person against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with any threatened, pending or completed action, suit or proceeding in which such person is made a party by reason of his being or having been a director, officer, employee or agent of the Registrant, in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the "Securities Act"). The statute provides that indemnification pursuant to its provisions is not exclusive of other rights of indemnification to which a person may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise.

    The Registrant's Restated Certificate of Incorporation and Bylaws provide for indemnification of its directors and officers to the fullest extent permitted by law.

    As permitted by sections 102 and 145 of the DGCL, the Registrant's Restated Certificate of Incorporation eliminates a director's personal liability for monetary damages to the Registrant and its stockholders arising from a breach or alleged breach of a director's fiduciary duty except for liability under section 174 of the DGCL, for liability for any breach of the director's duty of loyalty to the Registrant or its stockholders, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law or for any transaction which the director derived an improper personal benefit.

    The directors and officers of the Registrant are covered by insurance policies indemnifying against certain liabilities, including certain liabilities arising under the Securities Act which might be incurred by them in such capacities and against which they cannot be indemnified by the Registrant.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.


   2          --      Agreement and Plan of Merger,  dated as of August 17,  1995, between U S  WEST,
                      Inc.,  a  Colorado corporation,  and U  S WEST,  Inc., a  Delaware corporation,
                      (Annex I to the  Proxy Statement and Prospectus  included in this  Registration
                      Statement)
   3-A        --      Restated Certificate of Incorporation of U S WEST, Inc., a Delaware corporation
                      (Annex  II to the Proxy Statement  and Prospectus included in this Registration
                      Statement)
   3-B        --      Bylaws of  U S  WEST, Inc.,  a Delaware  corporation (Annex  III to  the  Proxy
                      Statement and Prospectus included in this Registration Statement)
  *4-A        --      Form  of Amended and Restated Rights Agreement between U S WEST, Inc. and State
                      Street Bank and Trust Company, as Rights Agent
  *5          --      Opinion of Weil,  Gotshal &  Manges regarding  the legality  of the  securities being registered
  *8          --      Opinion  of  Weil,  Gotshal  &  Manges  regarding  certain  federal  income tax consequences.
 *23-A        --      Consents of Coopers & Lybrand L.L.P.
 *23-B        --      Consent of Ernst & Young LLP
 *23-C        --      Consents of KPMG Peat Marwick LLP
 *23-D        --      Consent of Arthur Andersen LLP
 *23-E        --      Consents of Weil,  Gotshal & Manges  are contained in  the opinions of  counsel filed as Exhibits 5 and 8
 *24          --      Powers of Attorney
 *99          --      Form of proxy to be mailed to shareholders of U S WEST, Inc.

------------------------
 *Previously filed.

ITEM 22.  UNDERTAKINGS.

    The Registrant hereby undertakes:

        (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement

           (i) to include any prospectus required by Section 10(a)(3) of the Securities Act;

           (ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

           (iii) to include any material information with respect to the Plan of Distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

      provided, however, that the undertakings set forth in paragraphs (1)(i) and (1)(ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in this Registration Statement.

        (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3)  To remove from registration by  means of a post-effective amendment
    any  of  the  securities  being  registered  which  remain  unsold  at   the
    termination of the offering.

        (4) That, for purposes of determining any liability under the Securities Act, each filing of the Registrant's Annual Report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act), that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (5) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

        (6) That every prospectus: (i) that is filed pursuant to paragraph (5) immediately preceding, or (ii) purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (7) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

        (8) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referred to in Item 15 (other than the insurance policies referred to therein), or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted against the Registrant by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, U S WEST, Inc. certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-4 and has duly caused this Amendment No. 4 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Denver, State of Colorado, on the 25th day of August, 1995.


                                          U S WEST, Inc.

                                          By         /s/ STEPHEN E. BRILZ

                                             -----------------------------------
                                                      Stephen E. Brilz
                                                     ASSISTANT SECRETARY

    Pursuant   to  the  requirements  of  the   Securities  Act  of  1933,  this
Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

PRINCIPAL EXECUTIVE OFFICER:

RICHARD D. MCCORMICK*                         Chairman of the Board,
                                               President and Chief Executive
                                               Officer

PRINCIPAL FINANCIAL AND ACCOUNTING OFFICER:

JAMES M. OSTERHOFF*                           Executive Vice President and
                                               Chief Financial Officer

DIRECTORS:

RICHARD B. CHENEY*
REMEDIOS DIAZ-OLIVER*
GRANT A. DOVE*
ALLAN D. GILMOUR*
PIERSON M. GRIEVE*
SHIRLEY M. HUFSTEDLER*
ALLEN F. JACOBSON*
RICHARD D. MCCORMICK*
JERRY O. WILLIAMS*
MARILYN CARLSON NELSON*
FRANK POPOFF*

     *By           /s/ Stephen E. Brilz
   --------------------------------------
              Stephen E. Brilz
              ATTORNEY-IN-FACT


Dated: August 25, 1995